Form 20-F
period 2019-12-31
Kaixin Auto Holdings
filed 2020-07-10
CIK 1713539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from _________________ to _______________________

Commission file number 001-39151

Kaixin Auto Holdings

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China

(Address of principal executive offices)

Yi Yang
Chief Financial Officer
Kaixin Auto Holdings
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China
Phone: +86 10 8448 1818 x 2960

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.0001 per share	KXIN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 59,150,341 ordinary shares issued and outstanding, par value of US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).        Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.           ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.            ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes ☐ No ☐

i

INTRODUCTION

Reliance on SEC Relief from Filing Requirements

On April 28, 2020, we furnished a current report on Form 6-K to the SEC to indicate our intention to rely on the relief granted by the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) and to require additional time to finalize our annual report on Form 20-F due to circumstances related to the COVID-19 pandemic. We are headquartered in Beijing, China and conducts all of our business in various cities in China, including Wuhan, the original epicenter of the COVID-19 outbreak. As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, we closed our corporate offices and auto dealership outlets across the group and requested that all employees either work remotely or work at office premises in shifts for limited periods of time. Restrictions on access to our facilities have resulted in delays in the preparation of the our financial statements for the year ended December 31, 2019. This, in turn, has hampered our ability to file our annual report on Form 20-F by the original filing deadline of April 30, 2020. Subsequently, we were unable to complete the filing by the extended deadline.

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•	“Business Combination” are the transactions contemplated by the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star Acquisition Corporation, KAG and Renren, pursuant to which we acquired 100% of the equity interests of KAG from Renren on April 30, 2019;

•	“CAGR” are to compound annual growth rate;

•	“car parc” are to the total number of light vehicles, including cars, sport utility vehicles and light trucks in a region or market at a specific point in time;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Dealerships” are to our dealership businesses operated by special purpose holding companies in which we possess majority ownership and voting control;

•	“Dealership Outlets” are to retail premises operated by our Dealerships;

•	“KAG” are to Kaixin Auto Group, our wholly-owned subsidiary acquired from Renren;

•	“Kaixin,” “we,” “us,” “our company” or “our” are to Kaixin Auto Holdings, our Cayman Islands holding company, and its subsidiaries and consolidated affliated entities;

•	“Kaixin Affiliated Network Dealers” are to other in-network dealers who provide automobile inventory to our Dealerships and which are marketed pursuant to profit-sharing arrangements with us;

•	“other in-network dealers” are to other dealerships with which we have commercial relationships, including consumer financing referrals, or who are users of our Dealer SaaS platform;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“Shanghai Auto” are to Shanghai Renren Automotive Technology Group Co., Ltd., our wholly-owned PRC subsidiary;

•	“SaaS” are to “software-as-a-service”;

•	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;

•	“U.S. GAAP” are to accounting principles generally accepted in the United States; and

•	“variable interest entity” or “VIE” are to our variable interest entities, Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd., or Qianxiang Changda, and Shanghai Jieying Auto Retail Co., Ltd., or Shanghai Jieying, which are 100% owned by PRC citizens and a PRC entity owned by PRC citizens, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Our reporting currency is the U.S. dollar. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate in effect as of December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the PRC used car and related industries;

•	our expectations regarding the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with distributors, customers, suppliers, strategic partners and other stakeholders;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The PRC used car industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of operations data for the year ended December 31, 2016, except for the share number and the income (loss) per share data, and selected consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. The share number and the income (loss) per share data for the year ended December 31, 2016 is unaudited, which is retrospectively restated to give effect to the Business Combination. Selected financial data for the year ended and as of December 31, 2015 and selected balance sheet data as of December 31, 2016 have not been presented as these cannot be provided without unreasonable effort or expense. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related note and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The following table presents our selected consolidated statement of operations data for the years indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019
	(in thousands of US$)
Revenues:
Automobile sales	—	88,227	420,005	332,634
Financing income	20,778	26,426	2,317	—
Others	68	1,933	9,082	2,063
Total revenues	20,846	116,586	431,404	334,697
Cost of revenues:
Automobile sales	—	85,050	399,274	338,016
Costs of financing income	10,874	15,259	3,327	—
Provision for financing receivable	3,165	12,717	10,941	2,158
Others	32	32	429	—
Total cost of revenues	14,071	113,058	413,971	340,174
Gross profit (loss)	6,775	3,528	17,433	(5,477)
Operating expenses:
Selling and marketing	7,999	10,698	24,077	14,364
Research and development	2,374	3,982	4,419	3,357
General and administrative	10,367	14,971	23,012	36,145
Impairment of goodwill	—	—	—	74,091
Total operating expenses	20,740	29,651	51,508	127,957
Loss from operations	(13,965)	(26,123)	(34,075)	(133,434)
Other (expenses) income	(339)	387	(812)	840
Fair value change of contingent consideration	—	(1,480)	(49,503)	65,594
Interest income	64	902	575	69
Interest expenses	(58)	(3,068)	(4,261)	(4,057)
Loss before provision of income tax and noncontrolling interest	(14,298)	(29,382)	(88,076)	(70,988)
Income tax (expenses) benefit	(1,690)	(1,158)	(862)	1,920
Loss from continuing operations	(15,988)	(30,540)	(88,938)	(69,068)
Discontinued operations:
Income (loss) from discontinued operations	(8,066)	1,845	(594)	—
Net loss	(24,054)	(28,695)	(89,532)	(69,068)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share – basic and diluted	24,984,300	24,984,300	24,984,300	33,146,593
Net loss per share attributable to Kaixin Auto Holdings’ shareholders – basic and diluted:
Loss per share from continuing operations	(0.64)	(1.22)	(3.56)
Income (loss) per share from discontinued operations	(0.32)	0.07	(0.02)
Net loss per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted	(0.96)	(1.15)	(3.58)	(1.39)

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019
	(in thousands of US$)
Total current assets	318,303	115,398	51,985
Total assets	410,095	191,232	54,390
Total current liabilities	320,149	167,211	51,049
Total liabilities	408,664	260,952	51,859
Total Kaixin Auto Holdings shareholders’ equity (deficit)	(33,222)	(102,126)	(4,570)
Total equity (deficit)	1,431	(69,720)	2,531
Total liabilities and equity (deficit)	410,095	191,232	54,390

B.            Capitalization and indebtedness.

Not applicable.

C.            Reasons for the offer and use of proceeds.

Not applicable.

D.            Risk factors.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.

Prior to 2019, we had not been profitable since the inception of KAG, the operating entity we acquired in April 2019. We incurred net losses of US$28.7 million, US89.5 million and US$69.1 million in 2017, 2018 and 2019, respectively. We also had negative cash flows from operating activities of US$73.7 million, US$9.7 million and US$4.7 million in 2017, 2018 and 2019, respectively. In addition, after the acquisition of KAG, we incur significantly greater legal, accounting and other expenses than we incurred as a blank check company and KAG incurred as a subsidiary of Renren. As a result of these increased expenditures, we will have to generate and sustain increased revenues to achieve and maintain profitability.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2019, we had an accumulated deficit of US$192.2 million. For the year ended December 31, 2019, we generated negative cash flows from operating activities amounted to US$4.7 million. As of June 30, 2020, our short-term debt of US$718 thousand was in default and not repaid. Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. These above factors raise substantial doubt about our ability to continue as a going concern.

We expect that we will continue to incur losses at least in the near term as we invest in and strive to grow our business. We may also incur significant losses in the future for a number of reasons, including possible changes in general economic conditions and regulatory environment, slowing demand for used cars and related products and services, increasing competition, weakness in the automotive retail industry generally, as well as other risks described in this annual report, and we may encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. Our revenue declined from 2018 to 2019, and if this trend continues, we may not be able to reduce costs in a timely manner. In addition, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future.

We have a limited operating history in the automobile sales business. Our historical financial and operating performance may not be indicative of, or comparable to, its future prospects and results of operations.

Although KAG was formed in 2011, it has changed its business model significantly since its initial launch. KAG began as primarily an internet-based financing business and, by that time it was acquired by us, had developed into a used car retailer with strong online and offline presence.

As a result, our business model has not been fully proven, and we have only a limited operating history with our new business model against which to evaluate our business and future prospects, which subjects us to a number of uncertainties. Furthermore, we intend to continue to expand our Dealership network, and such growth may make financial information for future periods less comparable to prior periods. Accordingly, our historical financial results should not be considered indicative of our future performance and may be less comparable to financial results for future periods.

Additionally, we have limited experience in most aspects of our business operations, including online/offline auto sales operations, financing facilitation and other value-added services and the development of long-term relationships with platform participants, such as dealers, financial institutions and car buyers. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance of our platform, attracting and retaining customers, expanding our partnerships and the scope of our platform, increasing competition, and increasing expenses as we continue to grow our business. We cannot assure you that we will be successful in addressing these and other challenges we may face in the future, and if we do not manage these risks successfully, our business may be adversely affected. In addition, we may not achieve sufficient revenues or maintain positive cash flows from operations or profitability in any given period. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

The laws and regulations governing the auto industry in the PRC are still at a nascent stage and subject to further changes and interpretation. As the market, the regulatory environment and other conditions evolve, our existing solutions and services may not continue to deliver the expected business results. As our business develops and responds to competition, we may continue to introduce new services or make adjustments to our existing services, business model or operations in general. Our ability to retain Dealerships, financial institutions, customers and other platform participants and to attract new platform participants are also critical to its business. Any significant change to our business model or failure to achieve the intended business results may have a material and adverse impact on our financial condition and results of operations. Therefore, it may be difficult to effectively assess our future prospects.

We may not be able to reverse the recent decline in its revenues.

Our revenues grew from US$116.6 million in 2017 to US$431.4 million in 2018, but decreased to US$334.7 million in 2019. Even if our revenues increase in the future, our rate of growth may never match the rate of growth it experienced in the past. We will not be able to grow as fast or at all if we do not:

•	increase the number of users on our mobile apps and websites and increase the number of customers of our used auto sales business;

•	further improve the quality of our product and service offerings, features and complementary products and services, and introduce high-quality new products, services and features;

•	introduce additional third-party products and services; or

•	acquire sufficient appropriate inventory at an attractive cost and high quality to meet the increasing demand for our vehicles.

There can be no assurance that we will meet these objectives. We expect to continue to expend substantial financial and other resources on

•	marketing and advertising;

•	expansion of our vehicle inventory; and

•	general administration, including legal, accounting and other compliance expenses.

Our business is relatively new and has operated at substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. For example, over time our investments intended to drive new customer traffic to our website may be less productive than expected. In the event of this or any other adverse developments, our continued success will depend on our ability to successfully adjust our strategy to meet changing market dynamics. If we are unable to do so, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

Our Dealerships conduct many aspects of our business, and we face risks associated with our Dealerships, their employees and other personnel.

We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2019, we had 14 Dealerships. Our control over our Dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

Our Dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly affects our reputation and brand image. If our service personnel or those of our Dealerships fail to satisfy the needs of consumers, respond effectively to their complaints, or provide services to their satisfaction, our reputation and the loyalty of our customers could be negatively affected. As a result, we may lose customers or experience a decrease in business volume, which could have a material adverse effect on our business, financial condition and results of operations. We do not directly supervise the services provided by our Dealerships and their personnel and may not be able to successfully maintain and improve the quality of their services. Dealerships may also fail to implement sufficient control over their sales, maintenance and other personnel. In addition, we have developed a Kaixin Affiliated Network Dealer model pursuant to which we source and market used cars in our Dealerships under profit-sharing arrangements with third parties who provide these vehicles to us. We have little control over the actions of these Kaixin Affiliated Network Dealers, and their failure to comply with laws or ethical business practices may harm our reputation or results of operations. As a result of conduct of Dealerships or Kaixin Affiliated Network Dealers, we may suffer financial losses, incur liabilities and suffer reputational damage. In addition, while violation of laws and regulations by Dealerships and Kaixin Affiliated Network Dealers has not led to any material claims against us in the past, there can be no assurance that such a claim will not arise in the future which may harm our brand or reputation or have other adverse impacts.

Further, suspension or termination of a Dealership’s or a Dealership Outlet’s services in a particular geographic area may cause interruption to or failure in our services in the corresponding geographic area. A Dealership operator may suspend or terminate his or her services or cooperation with us for various reasons, many of which are outside our control. For example, due to the intense competition in our industry, existing Dealerships may choose to discontinue their cooperation with us and work with its competitors instead. We may not be able to promptly replace our Dealerships or find alternative ways to serve their geographic areas in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with Dealerships, our customer satisfaction, brand, reputation, operations and financial performance may be materially and adversely affected.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders illegally detained our inventories in our Dealerships and significant uncertainty arises on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. Considering the factor, we wrote down $17.8 million inventory, and wrote off US$22.3 million prepayments for the year ended December 31, 2019. We are in the process of negotiating with these non-controlling shareholders and initiated legal proceedings where necessary. If these disputes cannot be resolved in our favor, our business and results of operations will be materially and adversely affected.

We may not be able to successfully expand or maintain our network of Dealerships.

As of December 31, 2019, we had a network of 14 Dealerships. We have not expanded our network since May 2018. Our Dealership network is a foundation of our platform, and we rely on our Dealerships in providing services to car buyers and financial institutions. We plan to expand our Dealership network as our business grows. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand our Dealership network into other parts of China. Furthermore, our efforts to expand into new geographical markets and attract new dealers to our platform may impose considerable burden on our sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Further, we may have difficulty managing our relationships with our Dealership operators once they have earned the share payouts to which they are entitled. Pursuant to our equity purchase agreements with Dealership operators, they are entitled to payment of consideration in our ordinary shares based on the Dealerships’ performance over five 12-month performance benchmark periods. Following the completion of these performance benchmark periods, we may need to enter into new arrangements with our Dealership operators in order to strengthen our relationships with them and incentivize their performance or begin to directly operate our Dealerships, notwithstanding our ownership and operational control over our Dealerships. For additional information, please see Item 4. Information on the Company—B. Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships.”

Other dealers with which our Dealerships may in the future collaborate could take actions that could harm our business and that of our Dealerships.

Although we currently own all existing Dealership Outlets and no such arrangements have been entered into to date, we may in the future permit Dealership operators to develop and operate other Dealership Outlets in their defined geographic areas in collaboration with other unrelated third parties. In such event, certain Dealership operators may elect to cooperate with third parties to develop and operate Dealership Outlets in the geographic area covered by the relevant agreement. Although our existing Dealership agreements contractually obligate Dealerships to operate in accordance with specified standards, including synchronization of their operations with the wider Kaixin platform and integration with our Dealer SaaS system, we may not be a party to any agreements between Dealership operators and third-party partners. As a result, we would be dependent upon Dealership operators to enforce these standards with respect to these additional dealerships and more broadly, to ensure their success. As a result, we would depend on the Dealership operators for the ultimate success and quality of any additional location. If any such additional Dealership Outlets are not successfully operated in a manner consistent with standards required by us, their performance, the performance of our Dealerships and ultimately, our performance, could be adversely affected and our brand image and reputation may be harmed, which could materially and adversely affect our business and operating results.

Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.

We have in the past made and may in the future seek to make acquisitions and investments and enter into strategic alliances to further expand our business. If presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including auto dealerships, that are accretive to our core business. There can be no assurance that we will always be able to complete such acquisitions successfully or on terms acceptable to us. Integration of acquired entities or assets into our business may not be successful and may prevent us from expanding into new services, customer segments or operating locations. This could significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of the attention of our management and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business.

Our possible future acquisitions of auto dealerships, other acquisitions, investments or strategic alliances may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenues to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with Dealerships, employees, customers as a result of our integration of new businesses. In addition, we may recognize impairment losses on goodwill arising from our acquisitions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, financial condition and results of operations.

The quality of the premium used automobiles we offer is critical to the success of our business.

We offer a wide selection of premium used cars for sale at our Dealerships. We have implemented high standards for the used car inventory we offers for sale and only offer for sale vehicles that pass our thorough inspection process consisting of over 140 steps. We do not offer for sale vehicles in poor condition or vehicles with a history of accidents, water or fire damage, extensive mileage or other unacceptable attributes. However, there can be no assurance that these inspections and other measures will be effective, and there is a risk that the vehicles offered for sale on our platform could have defects. As a result, we and our Dealerships are exposed to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us or our Dealerships as a result of the sale of such products.

In addition, we has developed a Kaixin Affiliated Network Dealer model pursuant to which we source and market used cars at Dealerships under profit-sharing arrangements with third parties who provide these vehicles. Although we screen and recondition these vehicles according to the same procedures that we apply to our other used vehicles, we may have less control of the inventory sourced through this model and face risks related to the activities of Kaixin Affiliated Network Dealers with whom we cooperate. Any defects in the used or new cars we offer for sale, whether or not they are actually sold to customers, could have a material and adverse impact on our reputation, results of operation and financial condition.

Our success depends upon the continued contributions of our salespeople.

Our salespeople, who are primarily employed by our Dealerships, are a driving force behind our success. We believe that one factor that distinguishes us is our culture centered on valuing all salespeople. Any failure to maintain this culture or to continue recruiting, developing and retaining the salespeople that drive our success could have a material adverse effect on our business, sales and results of operations. We also face risks related to the loyalty of our salespeople. Referrals of leads by salespeople to friends or others in side deals is a common phenomenon in our industry in China, and if our salespeople seek to profit themselves personally at the expense of us, this could hurt our business and results of operations. Our ability to recruit salespeople while controlling related costs is subject to numerous external and internal factors, including unemployment levels, prevailing wage rates, growth plans, changes in employment legislation, and competition for qualified employees in the industry and regions in which we operate. This competition is especially fierce for qualified service technicians. Our ability to recruit salespeople while controlling related costs is also subject to our ability to maintain positive employee relations. If we are unable to do so, or if, despite our efforts, becomes subject to successful unionization efforts, it could increase costs, limit our ability to respond to competitive threats and have a material adverse effect on our business, sales and results of operations.

Our success also depends upon the continued contributions of our Dealerships and our regional and corporate management teams. Consequently, the loss of the services of any of key personnel could have a material adverse effect on our business, sales and results of operations. In addition, an inability to build our management bench strength to support growth could have a material adverse effect on our business, sales and results of operations.

We rely on a limited number of financial institutions to fund the consumer auto financing transactions we facilitates, and any adverse change in our relationships with such financial institutions may materially and adversely impact our business and results of operations.

We rely on a limited number of financial institutions to fund financing transactions to car buyers. Loans from Ping An Bank accounted for a majority of the loans we facilitated to consumers through our consumer auto loan financing facilitation business in 2019. Our cooperation agreement with Ping An Bank expired on June 30, 2020, and there is no current plan to renew the agreement in the near term. We have also entered into an agreement with another financing partner and anticipate that financing from it will comprise a substantial proportion of the financing facilitated by our platform in the future. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Customers who enter into financing arrangements may fail to effectively pledge their purchased cars as collateral in connection with the financing arrangements. In addition, delinquencies by our customers may also cause financing partners to limit or terminate their relationships with us. For further information as to our arrangements with these financial institutions, see “Item 4. Information on the Company—B. Business Overview—Certain Legal Arrangements—Legal Arrangements with Financial Institutions.” There can be no assurance that we will be able to rely on such funding arrangements in the future or that we would be able to replace our financing partners in the event they cease their relationship with us. Although we continue to identify new financial institutions to collaborate with, there can be no assurance that we will be able to diversify the financial institutions we collaborate with in the future. Given our current dependence on a relatively small number of financial institutions, if our relationship with any such institution or their channel partners deteriorates, if any such financial institution determines not to collaborate with us or limits the funding that is available for financing transactions facilitated by us, or if any such financial institution encounters liquidity issues in general, our business, financial condition and results of operations may be materially and adversely affected.

Further, financing institutions that we work with can significantly influence the terms of our consumer auto finance loans, including the interest rates, term and collateral provisions, and we have little influence over these terms. In order to maintain and foster our cooperation with financing institutions, we may have to accommodate demands that they may impose on us in the future. Such demands and requirements may increase our costs, weaken our connection with customers, or even be disruptive to our existing auto loan financing facilitation business. In addition, financing institutions we work with also cooperate with certain of our competitors and, as a result, may have interests which are adverse or in conflict with our, which could harm our business and materially and adversely affect our results of operations.

In addition, our ability to collaborate with financial institutions may become subject to new regulatory limitations, as the laws and regulations governing the automotive finance industry in the PRC continue to evolve. In the event there is a sudden or unexpected shortage of funds from financial institutions we collaborate with or if they experience disruption to their operations for any reason, our ability to serve car buyers will be adversely affected. We may from time to time experience constraints as to the availability of funds from financial institutions, especially as our business continues to grow and the need for funding increases. Such constraints may affect user experience, including by limiting the approval of customers’ credit applications. Such limitations may also restrain the growth of our business. Any prolonged constraint as to the availability of funds from financial institutions may also harm our reputation or result in negative perception of the services we offer, thereby decreasing the willingness of prospective car buyers to seek automotive financing solutions offered by our partners or the willingness of dealers and other platform participants to collaborate with us.

We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

KAG has historically relied on Renren, our controlling shareholder and KAG’s former parent company, to support its operations, the expansion of its Dealerships and the growth of its business. We have also relied on certain third party financing sources, including financial institutions. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing the number of cars we sells, developing new solutions and services, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing our operating infrastructure and acquiring complementary businesses and technologies. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of debt may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we requires it, our ability to continue to pursue our business objectives, fund our Dealerships and respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

We operate in a highly competitive industry. Failure to develop and execute strategies to maintain our market position and to adapt to the increasing use of the internet to market, buy, sell and finance used vehicles could adversely affect our business, sales and results of operations.

Automotive retailing is a highly competitive and highly fragmented industry in China. Our competitors include publicly and privately owned used and new car dealers and online and mobile sales platforms, as well as millions of private individuals. Competitors buy and sell the same or similar makes of vehicles that we offer in the same or similar markets at competitive prices.

Retail Competition. Some of our competitors have announced plans for rapid expansion, including into markets where we operate, and some of them have begun to execute those plans. If we fail to respond effectively to our retail competitors, it could have a material adverse effect on our business, sales and results of operations.

Online Sales and Facilitation. Although mobile apps and online marketing are important to our own business model, our competitors’ increasing use of the internet to market, buy and sell used vehicles and to provide vehicle financing could have a material adverse effect on our sales and results of operations. Emerging competitors using online focused business models, both for direct sales and consumer-to-consumer facilitation, could materially impact our current business model. The online availability of used vehicle information from other sources, including pricing information, could make it more difficult for us to differentiate our offerings from competitors’ offerings, could result in lower-than-expected retail margins, and could have a material adverse effect on our business, sales and results of operations. In addition, our competitive standing is affected by companies, including search engines and online classified sites, that are not direct competitors but that may direct online traffic to the websites of competing automotive retailers. The increasing activities of these companies could make it more difficult for us to attract users to our mobile app. These companies could also make it more difficult for us to otherwise market our vehicles online.

The increasing use of the internet to facilitate consumers’ purchases and sales of their current vehicles could have a material adverse effect on our ability to source vehicles, which in turn could have a material adverse effect on our vehicle acquisition costs and results of operations. For example, certain websites provide online appraisal tools to consumers that generate offers and facilitate purchases by dealers other than us.

In addition to the direct competition and increasing use of the internet described above, there are companies that sell software and data solutions to used and new car dealers to enable those dealers to, among other things, more efficiently source and price inventory. Although these companies do not compete with us, the increasing use of such products by dealers who compete with us could reduce the relative competitive advantage of our internally developed proprietary systems.

If we fail to respond effectively to competitive pressures or to changes in the used vehicle marketplace, it could have a material adverse effect on our business, sales and results of operations.

We operate in an evolving and fast-changing market.

The automotive retail market, including the consumer automotive finance market, in the PRC is highly dynamic and is at an early stage of development. While it has undergone significant growth in the past few years, there is no assurance that it can continue to grow as rapidly. As part of our business, we offer retail auto sales of premium used vehicles, financing, including consumer loans provided by our financing partners, automobile insurance providers and value-added services to various participants in the automotive transaction value chain, including dealers, financial institutions, car buyers, service providers and other industry participants. Helping more industry participants to recognize the value of our services in a rapidly-evolving market is critical to increasing the number and amount of used cars and other transactions we complete and to the success of our business.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	source, market and sell used and new automobiles in substantial volumes and on favorable terms;

•	effectively manage and expand our network of Dealerships;

•	facilitate automotive financing to a growing number of car buyers;

•	maintain and enhance our relationships and business collaboration with dealers, financial institutions and other platform participants;

•	charge competitive service fees to platform participants while driving the growth and profitability of our business;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing and technology personnel to support our business growth;

•	adapt to technological change, such as the development of autonomous vehicles, new products and services, new business models and new methods of travel;

•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and collected across our system;

•	navigate economic conditions and fluctuations;

•	implement our business strategies, including the offering of new services; and

•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

If we are unable to adapt to any of these factors in the rapidly-evolving market, our business, performance and results of operations could suffer.

Our success depends on our ability to attract prospective car buyers.

The growth of our business depends on our ability to attract prospective car buyers. We primarily purchase car models that we believe are reliable, reasonably priced and appealing to car buyers in lower-tier cities. We price cars based on insights derived from automotive transaction data associated with the facilitation of automotive financing solutions as well as data from other automotive transactions. We have limited experience in the purchase of cars for sale, and there is no assurance that we will be able to do so effectively. Demand for the type of cars that we purchase can change significantly between the time the cars are purchased and the time of sale. In addition, the models offered by our Dealerships may not be popular among prospective car buyers, which could materially and adversely affect our business, results of operations and financial condition. Demand may be affected by new car launches, changes in the pricing of such cars, defects, changes in consumer preference and other factors. We may also need to adopt more aggressive pricing strategies for the cars we purchase than originally anticipated to stoke consumer demand. We face inventory risk in connection with the cars purchased, including the risk of inventory obsolescence, decline in value, and significant inventory write-downs or write-offs. If we were to adopt more aggressive pricing strategies, our profit margin may be negatively affected as well. We may also face increasing costs associated with the storage of inventory. Any of the above may materially and adversely affect our financial condition and results of operations.

In order to expand our base of car buyers, we must continue to invest significant resources in the development of new solutions and services and build our relationships with financial institutions, auto dealers and other platform participants. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to the changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on our platform. If our efforts in these regards are unsuccessful, our base of car buyers may not increase at the rate we anticipate, and it may even decrease. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, in order to attract prospective car buyers, we must also devote significant resources to enhancing the experience of car buyers on our platform on an ongoing basis. We must enhance the functionality and ensure the reliability of our platform. If we fail to provide superior customer service or address complaints of car buyers on our platform in a timely manner, we may fail to attract prospective car buyers to use our solutions and services, and the number of financing transactions we facilitate may decline.

In the meantime, we also seek to maintain our relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that we will be able to maintain or deepen such relationships.

The growth of our business relies on its branding efforts and these efforts may not be successful.

Our Kaixin Auto brand was newly launched in the first half of 2018 and we believe that an important component of our growth will be the growth of visitors to our website and Dealerships. Because Kaixin Auto is a consumer brand, brand visibility is critical for our engagement with potential customers. We currently advertise through a blend of brand and direct marketing channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand and driving more unique visitors to our website. We recorded selling and marketing expenses of approximately US$10.7 million, US$24.1 million and US$14.4 million in 2017, 2018 and 2019, respectively.

Our business model relies on our ability to scale rapidly and to appropriately manage customer acquisition costs as we grow. If we are unable to establish a strong and trusted brand and recover our marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

Any harm to our brand or reputation or any damage to the reputation of third parties or failure to enhance our brand recognition could have a material adverse effect on its results of operations and growth prospects.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;

•	maintain and develop relationships with auto dealers and financial institutions;

•	provide prospective car buyers and existing car buyers with superior experiences;

•	effectively manage and resolve any complaints of car buyers, auto dealers we work with or financial institutions; and

•	effectively protect personal information and privacy of car buyers and any sensitive data received from financial institutions.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of us, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with or without merit, could severely hurt our reputation and harm our business and results of operations.

Negative publicity about China’s automotive finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Furthermore, any negative development in the automotive retailing industry, such as bankruptcies or failures of platforms providing automotive retailing services, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new dealers, financial institutions, car buyers and other platform participants. Negative developments in the automotive retailing industry may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We collaborate with various automotive transaction industry participants in providing our solutions and services. Such participants include dealers, financial institutions, sales agents, insurance brokers and companies and other business partners. Negative publicity about such counterparties, including any failure by them to adequately protect the personal information of car buyers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation.

We rely in part on internet search engines, social networking sites and third-party automotive sales platforms to help drive traffic to our website and mobile app, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our user traffic may decline and our business would be adversely affected.

We depend in part on internet search engines, social networking sites and third-party auto sales platforms to drive traffic to our website and mobile app. Our ability to maintain and increase the number of visitors directed to our website and mobile app is not entirely within our control. Our competitors may increase their search optimization efforts and outbid us for search terms on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, internet search engines and third-party auto sales platforms could revise their methodologies in a way that would adversely affect our search result rankings. If internet search engines and third-party auto sales platforms modify their search algorithms in ways that are detrimental to us, or if our competitors’ efforts are more successful than ours, overall growth in our customer base could slow or our customer base could decline. Internet search engine providers could display automotive dealer and pricing information directly to users in search results, align with our competitors or choose to develop competing services. We expect that our website and mobile app will experience fluctuations in search result rankings in the future. Any reduction in the number of users directed to our website and mobile app through internet search engines, social networking sites and third-party auto sales platforms could harm our business and operating results.

Our ability to grow our complementary product and service offerings may be limited, which could negatively impact our growth rate, revenues and financial performance.

If we introduce or expand additional offerings for our platform, such as services or products involving new cars, financing, leasing or detailing, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all. In attempting to establish new service or product offerings, we expect to incur significant expenses and face various other challenges, such as expanding our customer service and management personnel to cover these markets and complying with complicated regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these complementary products and services to consumers, and failure to do so would compromise our ability to successfully expand into these additional streams of revenues. Any of these risks, if realized, could adversely affect our business and results of operations.

The automotive retail industry in general and our business in particular are sensitive to economic conditions. These conditions could adversely affect our business, sales, results of operations and financial condition.

We are subject to national and regional economic conditions. These conditions include, but are not limited to, recession, inflation, interest rates, unemployment levels, gasoline prices, consumer credit availability, consumer credit delinquency and loss rates, personal discretionary spending levels, and consumer sentiment about the economy in general. These conditions and the economy in general could be affected by significant national or international events such as acts of terrorism. When these economic conditions worsen or stagnate, it can have a material adverse effect on consumer demand for vehicles generally, on demand from particular consumer categories or demand for particular vehicle types. It can also negatively impact availability of credit to finance vehicle purchases for all or certain categories of consumers. This could result in lower sales, decreased margins on units sold, and decreased profits for our business. Worsening or stagnating economic conditions can also have a material adverse effect on the supply of premium used vehicles, as automotive manufacturers produce fewer new vehicles and consumers retain their current vehicles for longer periods of time. This could result in increased costs to acquire used vehicle inventory and decreased margins on units sold.

Any significant change or deterioration in economic conditions could have a material adverse effect on our business, sales, results of operations and financial condition.

Our ability to operate and grow our platform depends in substantial part on our ability to access data and other resources that are available from a limited number of third parties.

In order to deliver the full functionality offered by our platform, including our Dealer SaaS system which empowers our Dealerships in their operations and connects them to other platform participants, we need continued access to sources of used auto market information. Much of such information is available only from a limited number of databases and other third parties, including our competitors.

We have developed various processes to obtain data from certain sources of used car market information and other third parties. In certain cases, we have entered into arrangements with parties who provide us with raw market data for use in our systems. The terms of the arrangements under which we have access to such data vary, which can impact the offering we are able to deliver. For instance, many agreements have terms that limit our access to and permitted uses of listing, sales or pricing data. In addition, we rely on tools to gather publicly available information for use in our proprietary data systems.

The third parties with whom we currently contract for data may, in the future, change their position and limit or eliminate our access to data and resources, increase the costs for access, provide data and resources to us in more limited or less useful formats, or restrict our permitted uses of data and resources. There can also be no assurance that the publicly available data we collect and utilize will continue to be available or that the tools we use to collect such data will continue to be able to gather and format them appropriately or at all. Failure to continue to maintain and expand our access to suitable pricing, listing and other data and resources may adversely impact our ability to continue to serve our Dealerships, other platform participants and expand our offering to new customers.

If our access to the data and resources necessary to support our platform is eliminated or reduced or becomes more costly, our ability to compete in the marketplace or to grow our business could be impaired and our operating results would suffer.

Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business.

We face risks related to complying with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, as well as any requests from regulatory and government authorities relating to such data. For instance, our Dealer SaaS system utilizes and generates substantial volumes of data on consumers and dealers, and we and our Dealerships rely on them for our operations and inventory management. These data include the information customers provide when purchasing a vehicle and applying for vehicle financing. In the event that we experienced a failure of our information systems, our operations and financial performance could be materially harmed, and if the information is accessed by third parties or publicized without authorization, our reputation or competitive position could suffer.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulation —Regulations Relating to Information Security.”

We also grant limited access to specified data on our technology platform to certain other parties, such as our Dealerships. Our Dealerships face the same challenges and risks inherent in handling and protecting large volumes of data. Any system failure or security breach or lapse on our part or on the part of any of such third parties that results in the release of user data, or failure to respond thereto, could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

In addition, we may become subject to additional laws in other jurisdictions. The laws, rules and regulations of other jurisdictions, such as the U.S. and Europe, may impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

We rely on sophisticated information systems to run our business. The failure of these systems, any service disruptions or outages, or the inability to enhance our capabilities, could have a material adverse effect on our business, sales and results of operations.

Our business and reputation are dependent upon the performance, reliability, availability, integrity and efficient operation of our information systems. In particular, we rely on our information systems to manage sales, inventory, our customer-facing websites and applications, including our mobile app, consumer financing and customer information. We also rely on our big data analytics to review and analyze data from across our platform and assist in our corporate and operational decision-making. There is no assurance that we will be able to protect our platform and computer systems against, among others, damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, software errors, bugs or defects, configuration errors, computer viruses, denial-of-service attacks, security breaches, hacking attempts or criminal acts at all times. In the event of a service disruption or outage on our platform or in our computer systems, we may not be able to operate our Dealer SaaS system and facilitate loans, and our computer systems may not be able to store, retrieve, process and manage data. For example, we may experience temporary service disruptions or data losses during data migrations between old and new systems or system upgrades. We may not be able to recover all data and services in the event of a service disruption or outage. Additionally, our insurance policies may not adequately compensate us for any losses that we may incur during service disruptions or outages.

Any interruption or delays in our services, whether as a result of third-party error or our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers and other platform participants and our reputation, subject us to liabilities and cause customers and other platform participants to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in misuse of confidential information and misappropriation of funds of our customers and other platform participants, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

Our platform collects, stores and processes certain personal information and other sensitive data from our customers and other platform participants. The massive data that we have processed and stored makes us and our server hosting service providers the targets of, and potentially vulnerable to, cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or other unauthorized access. While we have taken steps to protect such confidential information, our security measures may be breached. Because techniques used to sabotage or obtain unauthorized access into systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our or our server hosting service providers’ systems could cause confidential customer information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is subject to legislation and regulations in numerous domestic and international jurisdictions, inability to protect confidential information of our customers and other platform participants could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business. The Administrative Measures for the Security of the International Network of Computer Information Network, issued in December 1997 and amended in January 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC, issued in June 2017, requires us to take immediate remedial measures when we discovers that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include, informing our customers and other platform participants of the specific risks and reporting such risks to the relevant competent departments.

We also face indirect technology and cybersecurity risks relating to our business partners, including our third-party payment service providers who manage the transfer of customer funds. As a result of increasing consolidation and interdependence of computer systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its business partners. Although our agreements with third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our customers and other platform participants, and could even result in misappropriation of funds of our customers and other platform participants. If that were to occur, we and our third-party payment service providers could be held liable to customers and other platform participants who suffer losses from the misappropriation.

Our business is sensitive to changes in the prices of used and new vehicles.

Any significant changes in retail prices for used and new vehicles could have a material adverse effect on our sales and results of operations, including our gross margin. For example, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying a new vehicle more attractive to our customers than buying a used vehicle, which could have a material adverse effect on our sales and results of operations and could result in a decrease in our gross margin. Manufacturer incentives could contribute to narrowing this price gap. Our new car sales would also be affected by changes in the price of new cars, both in terms of consumer sensitivity to prices as well as our margins on such sales.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls.

Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on our sales and results of operations and could impact the supply of vehicles, including the supply of new and used vehicles. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Because we do not have manufacturer authorization to complete recall-related repairs, some vehicles we sell may have unrepaired safety defects. Such recalls, and our lack of authorization to make recall-related repairs, could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, sales and results of operations.

Our business is dependent upon access to vehicle inventory. Obstacles to acquiring inventory, whether because of supply, competition, or other factors, or a failure to expeditiously liquidate that inventory could have a material adverse effect on our business, sales and results of operations.

Our purchases of used vehicles are based in large part on projected demand, aided by our big data analytics. A reduction in the availability of or access to sources of inventory could have a material adverse effect on our business, sales and results of operations. Although the supply of premium used vehicles has been increasing, there can be no assurance that this trend will continue or that it will benefit us.

As our business is dependent on our appraisal of the value of inventory we purchase, if we fail to adjust appraisal offers to stay in line with broader market trade-in offer trends, or fail to recognize those trends, or if our appraisal process is not accurate, it could adversely affect our ability to acquire inventory. Our appraisal process could also be affected by competition, both from used and new car dealers directly and through third-party websites driving appraisal traffic to those dealers. See “—We operate in a highly competitive industry. Failure to develop and execute strategies to maintain our market position and to adapt to the increasing use of the internet to market, buy, sell and finance used vehicles could adversely affect our business, sales and results of operations” for additional discussion of this risk. Our ability to source vehicles from third-party auctions could be affected by an increase in the number of closed auctions that are open only to new car dealers who have franchise relationships with automotive manufacturers. An over-supply of used vehicle inventory will generally cause downward pressure on our product sales prices and margins and increase our average days to sale.

We also source a portion of our vehicles through our Kaixin Affiliated Network Dealer model, in which we rely on third-party partners, such as individuals or small dealerships, to acquire used cars. We have historically recognized limited other revenues from consignment sale arrangements with other used car dealers. We may be unable to maintain relationships with these third parties or may experience issues with the vehicles they provide to us, each of which could harm our business, sales and results of operations.

Used vehicle inventory has typically represented a significant portion of our total assets. Having such a large portion of our total assets in the form of used vehicle inventory for an extended period of time subjects us to depreciation and other risks that affect our results of operations. Accordingly, if we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our results of operations.

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, our financial condition and results of operations. For example, the current U.S. administration has advocated greater restrictions on trade generally and significant increases in tariffs on goods imported into the United States, particularly from China, and has recently taken other steps toward restricting trade in certain goods. The current U.S. administration has created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potential significant increases on tariffs on goods imported into the U.S., particularly from China.

In addition, China may alter its trade policies, including in response to any new trade policies, treaties and tariffs implemented by the United States or other jurisdictions, which could include restrictions on the import of used vehicles into China. Such policy retaliations could also ultimately result in further trade policy responses by the United States and other countries, and result in an escalation leading to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including automotive sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war could affect the cost of our inventory, the sales prices of used and new cars or our overall business performance and have a material and adverse effect on our business and results of operations. Chinese policies to relax certain import taxes, such as taxes on used and/or new cars may also impact our business. For instance, if import taxes and similar duties on new cars are reduced, demand for used cars could be harmed and the margins of our used car sales business could be negatively impacted, which could adversely affect our results of operations and financial condition. Increased restrictions on trade or certain other changes to trade policies could have an adverse effect on the PRC economy, the used automobile sales industry and our business and results of operations.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for information about ongoing legal proceedings in which we are involved. Lawsuits and litigation may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from its day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

We may be unable to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regards our trademarks, parents, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, preempted or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

In March 2018, Renren transferred to KAG the kaixin.com domain name, and in May 2018, an affiliate of Renren granted KAG an exclusive license to use the “Kaixin” brand. Further, we have successfully registered our brand name “开心汽车” (which translates to “Kaixin Auto”) in class 35 for services, including promotion for others, purchase for others, providing online markets for sellers and purchasers of goods and services, marketing, etc., which is crucial to our business. However, we have not obtained trademark registrations in other categories related but less crucial to our business, including automobile maintenance. Therefore, we may be unable to prevent any third party from using the Kaixin brand for some businesses that are the same or similar to ours. As China has adopted a “first-to-file” trademark registration system, if trademarks similar to our brand have been registered in those categories that are related to our business, we may not be able to successfully register our brand or may even be exposed to risk of infringement with respect to third-party trademark rights. We believe that our brand is vital to our competitiveness and our ability to attract new customers. Any failure to protect these rights could adversely affect our business and financial condition.

We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual properties. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in any such litigation. In addition, our trade secrets may be leaked or otherwise become available to our competitors, or our competitors may independently discover them. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business does not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may from time to time, in the future, become subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property rights laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis or that of our counsel. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our acquisition of KAG, in connection with the audit of its consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2017 and 2018, KAG identified a “material weakness” in its internal control over financial reporting and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. We have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

In 2019, we identified material weaknesses in our internal control over financial reporting relating to (i) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, (ii) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning. Measures that we implement to address these material weaknesses and other control deficiencies in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures to remedy these deficiencies. However, we have not yet fully addressed the weaknesses as of the date of this annual report. Our failure to address such other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We depend on third parties for supplies of spare parts and accessories.

We depend on auto manufacturers and independent local third-party suppliers for certain spare parts and accessories we sell. The success of such value-added services is dependent on these suppliers’ ability to anticipate changes in consumer tastes, preferences and requirements and deliver to us in sufficient quantities and on a timely basis a desirable, high-quality and price-competitive mix of accessories. Our suppliers’ products may fail to meet our customers’ expectations due to changes of consumer preferences. We may be unable to maintain a sufficient stock. Our suppliers may increase their prices due to increasing demand for their products from our competitors. If we cannot or opt not to procure spare parts and accessories from such third-party suppliers, our profit margin might be adversely affected. Moreover, the spare parts supplied by our suppliers may fail to function properly and as a result, our customers may make claims against us, in which case we may be required to make repairs or pay damages. In the event of any of the above, our margins of these products may be affected, which in turn could adversely affect our results of operations and financial condition.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. We may incur additional expenses to recruit, train and retain qualified personnel. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts, effectiveness and talent of our employees, including automotive engineers, technicians, salespeople and research and development personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment.

In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Unless we are able to control our labor costs or pass on these increased labor costs to our customers and other platform participants by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Our quarterly results may fluctuate significantly partly due to seasonality and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, operating cost and expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the value of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new car buyers;

•	our ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as financial institutions;

•	our ability to access capital;

•	the mix of solutions and services we offer;

•	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;

•	financial institutions’ willingness and ability to fund financing transactions through our platform on reasonable terms;

•	our emphasis on experience of car buyers, instead of near-term growth;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	proper and sufficient accounting policies with respect to our risk reserve liabilities and implementation;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.

In addition, we have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Trends of our revenues are a reflection of car purchase patterns by car buyers. Used car sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As a result of these factors, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. Therefore, you may not be able to predict our annual results of operations based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our shares to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

China has recently experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces, such as the Hubei Province, and municipalities, such as Wuhan, resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China. Because substantially all of our operations are conducted in China, the outbreak of COVID-19 has caused a disruption to our business. In particular, one of our Dealerships is located in Wuhan, the original epicenter of the outbreak. In late January, 2020, in response to intensifying efforts to contain the spread of the coronavirus, we closed all of our Dealership Outlets and corporate offices. In March 2020, we gradually resumed our operations in various cities, but customer traffic to our Dealership Outlets has remained significantly lower than comparable periods before the COVID-19 outbreak. We currently are unable to predict the duration and severity of the spread of COVID-19, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented, financial and other market reactions to the foregoing, and reactions and responses of communities and societies. Based on the business disruption and reduced customer demand we have experienced to date, we expect that the COVID-19 outbreak will likely have a significant adverse impact on our results of operations in 2020.

Any similar future outbreak of a contagious disease, other adverse public health developments in China and around the world, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

We face risks related to natural disasters, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

We are subject to local conditions in the geographic areas in which we operate our business.

Our performance is subject to local economic, competitive and other conditions prevailing in geographic areas where we operate our business. Since a large portion of our sales are generated in second- and third-tier cities in China, our results of operations depend substantially on general economic conditions and consumer spending habits in these markets. In the event that any of these geographic areas experience a downturn in economic conditions, it could have a material adverse effect on our business, sales and results of operations.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, since 2018, we have entered into a series of ancillary agreements to facilitate our sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when we source a used car, the legal title of the car is transferred to a senior member of management of Shanghai Jieying, or a Jieying Executive, and the registration is transferred to the name of one of the Dealership's employees. When the used car is sold, the relevant legal ownership is transferred from the Jieying Executive to the purchaser, and the registration is transferred from the Dealership employee's name to the name of the purchaser. Under PRC laws and regulations, if the seller is an individual selling a personal automobile, the seller is exempted from value-added tax. Thus, structuring the purchase and subsequent sale such that the legal title and automobile registration are placed under the names of Jieying Executives and Dealership employees, respectively, as described above results in our recognizing no value-added tax on the sales of the used cars. Viewed as a service provider from a value-added tax perspective in the used car transactions structured this way, we are only subject to value-added tax on the difference between the original purchase price and retail price of the used cars. Although we believe that the transaction structure created by the ancillary agreements and our estimates of our value-added taxes are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and if the conclusion were reached by relevant tax authorities that we were subject to additional value-added taxes as a result of using the employees as agents in this structure, such a determination would have a material adverse effect on our financial results in the period or periods for which such determinations are made.

Restoration of limits on cross-regional flows of used cars would adversely affect our sourcing and sales of used cars.

To create a freely circulating market of used cars, the Chinese central government has implemented multiple policies in recent years aimed at removing restrictions on cross-regional flows of used cars. In March 2016, the State Council issued guidance to promote more convenient transactions of used vehicles. This required the removal, in all cities other than key regions for air pollution prevention and control, such as Beijing and 14 others, of curbs previously implemented to prevent vehicles from one city or province being sold in another, provided that the subject vehicle meets the emission standards of the destination locality. In December 2016, the MOFCOM and the Ministry of Environmental Protection issued orders to implement the State Council’s guideline, requiring that, as long as the regular inspections for environmental protection and motor vehicle safety are valid and the motor vehicle meets the emission standards of the destination locality, local governments should not set any other limits. Further, the Government Work Report 2018 states that more efforts will be made to scrap any limits on cross-region flows of used cars. We do not expect that any new restrictions will be imposed to prevent cross-region used car transactions. However, if such restrictions were to be imposed by local governments, it would adversely affect our sourcing and sales of used cars.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In an effort to alleviate traffic congestion and improve air quality, some local governmental authorities issued regulations and relevant implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business.

We rely on contractual obligations rather than government filings to ensure our continued title to vehicles managed under our inventory financing business.

Our loans to used car dealerships are structured on a finance lease basis, whereby the entity lessor sells us the vehicle before leasing it back from us, although for accounting purposes the transaction is not treated as a sale as it is not substantively a sale due to the economic substance of the transaction. In spite of this arrangement, upon completing the purchase of the subject vehicle, we do not formally transfer the registration of the vehicle into our name. We also do not file mortgage registrations relating to the lease of the vehicle. Instead, our contract with the lessor obligates them not to take any action that could undermine our title to the vehicle. In addition, we retain in our control all documents relating to the vehicle and title, and provide markings for the vehicle identifying it as owned by us. However, these steps would not prevent a good-faith third-party buyer from taking legal title to the vehicle if the lessor attempted to sell the vehicle without our knowledge. If the lessor sells the vehicle without our knowledge, we would face potential inventory shortages of vehicles, liability for breach of contract if there is another contract selling the same vehicle, and costs attempting to recover from the lessor its losses from such unauthorized sale of the vehicle. We might not be able to recover from the lessor our losses from unauthorized sale of vehicle, or claim the legal title of the vehicle back, which would have a material adverse effect on our business, results of operations and financial condition.

Negative media coverage could adversely affect our business.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;

•	user complaints about the quality of our products and services;

•	copyright infringements involving us and content offered on our platform;

•	security breaches of confidential user information; and

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

We have limited insurance coverage which could expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Carve-out from Renren and Our Relationship with Renren

We have limited experience operating as a stand-alone public company.

Prior to 2019, Renren had provided KAG with financial, administrative, sales and marketing, human resources and legal services, as well as the services of a number of its executives and employees. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company. Any failure or significant disruption to our own financial or administrative systems could have an adverse impact on its business operations, such as paying its suppliers and employees, executing foreign currency transactions or performing other administrative services, on a timely basis. The difficulties we may encounter may also cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, our management team need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. While KAG was a subsidiary of Renren, it was indirectly subject to the requirements in regard to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. However, as a stand-alone public company, our management have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we are able to do so in a timely and effective manner.

We may not continue to receive the same level of support from Renren, and if our collaboration with Renren is terminated or curtailed or if we are no longer able to benefit from the synergies of our cooperation with Renren, our business may be adversely affected.

Renren has extensive experience in internet social media, and our business has benefited significantly from Renren’s strong market position in China and its expertise in technology and social media-related businesses. In addition, we have also benefitted from Renren’s financial support in the past.

Although we have entered into a series of agreements with Renren relating to our ongoing business partnership and service arrangements with Renren, there can be no assurance that we will continue to receive the same level of support from Renren. Our customers and platform partners may react negatively to our separation from Renren. To the extent that we cannot maintain our cooperative relationships with Renren on commercially reasonable terms or at all, we will need to develop relationships with other business partners, which could result in material and adverse effects to our business and results of operations. We may also need to obtain financing through other means if Renren ceases to provide financial support to us. Our inability to maintain a cooperative relationship with Renren could materially and adversely affect our business, growth and prospects.

Our agreements with Renren may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with Renren limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with Renren and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we entered into with Renren on April 30, 2019, we agreed not to compete with Renren in respect of the business that was conducted by Renren as of that date, as described in its periodic filings with the Securities and Exchange Commission, or the SEC, prior to that date, other than the used and new consumer automotive business. Such contractual limitations significantly affect our ability to diversify sources of revenues and may materially and adversely impact our business and prospects should the growth of the used and new consumer automotive business in China slow down. In addition, pursuant to the master transaction agreement we entered into with Renren on the same date, we agreed to indemnify Renren for liabilities arising from litigation and other contingencies related to our business and assume these liabilities as part of our carve-out from Renren. The allocation of assets and liabilities between Renren and us may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Renren continues to control us, we may not be able to bring a legal claim against Renren in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Our sales, marketing and brand promotion have benefited significantly from our association with Renren. Any negative development in our market position or brand recognition may materially and adversely affect our marketing efforts and the strength of our brand.

Renren, the former parent company of KAG, has remained our controlling shareholder. We have benefited significantly from our association with Renren in marketing our brand and platform. For example, we have benefited from Renren’s strong brand and industry recognition in China, which has enhanced our credibility and marketing reach. If Renren loses its market position, the effectiveness of our marketing and business development efforts through our association with Renren may be materially and adversely affected. In addition, any negative publicity associated with Renren will likely have an adverse impact on the effectiveness of our marketing, reputation and brand.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our VIEs and their respective shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our VIEs and their respective shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements of which they are a party, our recourse to the assets held by our VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly-owned PRC subsidiary, Shanghai Auto, have entered into a series of contractual arrangements with our VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Further, if we fail to maintain effective control over our VIEs, our business would be materially and adversely affected.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and relevant rights and licenses held by them that we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIEs may have potential conflicts of interest with us. We do not have any arrangements in place to address such potential conflicts.

We have designated individuals who are PRC citizens to be nominee shareholders of our VIEs in China. Although the shareholders of our VIEs are contractually obligated to act in good faith and in our best interest, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in our best interest. If these individuals were to act in bad faith towards us, they may breach or cause our VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIEs may encounter, on one hand, and as beneficial owners of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our VIEs as provided under the power of attorney, directly appoint new directors of our VIEs. We rely on the shareholders of our VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish its interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned enterprises in the PRC are each a foreign invested enterprise, or an FIE. Accordingly, our subsidiaries are not eligible to operate VATS or provide certain other restricted services related to our business in China. We relied on Qianxiang Changda and one of its subsidiaries to operate a peer-to-peer financing platform, until the end of 2017 when both the platform and subsidiary were transferred to Renren. We rely on Shanghai Jieying to operate our used auto sales online platform and app which we believe are considered to be VATS by the PRC government. Accordingly, we rely on contractual arrangements with Qianxiang Changda and Shanghai Jieying, namely our VIEs, and their respective shareholders, to operate our business. Our PRC subsidiary Shanghai Auto has entered into a series of contractual arrangements with our VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over the VIEs and hence consolidate their financial results as our consolidated affiliated entities under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations currently in effect, is of the opinion that each of the contracts among our relevant wholly-owned PRC subsidiary, our VIEs and their respective shareholders are valid, binding and enforceable in accordance with its terms, except that the pledges on Shanghai Jieying’s equity interests would not be deemed validly created until they are registered with the competent administration of industry and commerce, and that the dispute resolution provisions of the contractual arrangements regarding the award of remedies by the arbitration tribunal may not be enforced by PRC courts. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or MOFCOM, or the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offerings to finance our VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.”

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our VIEs or their subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure.”

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our VIEs owe additional taxes, which could negatively affect our financial condition and the value of our ordinary shares.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles.

We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our VIEs and their respective shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our VIEs to transfer their equity interests in our VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our business if either entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our VIEs hold substantially all of our assets. Under the contractual arrangements, our VIEs may not and their respective shareholders may not cause the VIEs to, in any manner, sell, transfer, mortgage or dispose of the VIEs’ assets or legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our VIEs breach these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of VIEs’ assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops: corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by both our legal department and administrative department, use of contract chops must be approved by our legal department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and VIEs are generally held by the relevant entities so that documents can be executed locally.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries or VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of a chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and how it may materially and adversely affect the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. On December 26, 2019, the Implementing Regulations of the Foreign Investment Law of the People's Republic of China was promulgated by the State Council and became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Although the Foreign Investment Law does not explicitly classify the VIE structure as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the Stale Council to provide the VIE structure as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with our VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the Special Administrative Measures for Foreign Investment Access, or the Negative List, issued by the MOFCOM in June 2019. According to the Guidance Catalog of Industries for Foreign Investment, which was promulgated and as amended from time to time by the MOFCOM and the NDRC, and the Negative List, the provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be imposed on our VIEs if our contractual arrangements with our VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in adverse impact on our current corporate structure.

If our contractual arrangements with our VIEs are defined or regarded as a form of foreign investment in the future, our corporate governance practice may be impacted and our compliance costs may increase. For instance, the Foreign Investment Law requires foreign investors or foreign-funded enterprises to submit the investment information to competent governmental authorities for review. Although the contents and scope of such information shall be determined under the principle of necessity and the information that can be obtained through interdepartmental information sharing will not be required to be resubmitted, foreign investors or foreign-funded enterprises which fail to report their investment information as requested will be required to take corrective measures or be subject to fines. Moreover, the Foreign Investment Law provides that a security examination mechanism will be established to examine any foreign investment activity that affects or may affect national security. The decision made upon the security examination may impact the operations of the foreign-funded enterprises.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting, implementing and enforcing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct all of our operations in China and all of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and most of our directors and senior executive officers are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and repay any debt we may incur. The ability of our PRC subsidiaries to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, according to the PRC Company Law, each of our PRC subsidiaries, as a wholly foreign-owned enterprise in China, is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until the aggregate amount of such reserve reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may also restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the PRC tax authorities may require our PRC subsidiary that entered into contractual arrangement with our PRC VIEs to adjust its taxable income under the VIE arrangements it currently has in place with our VIEs and their respective shareholders in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our VIEs owe additional taxes, which could negatively affect our financial condition and the value of our ordinary shares.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may cause a delay in or prevent us from using offshore funds to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company primarily conducting our operations in China. Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to registration or filing with relevant governmental authorities in China.

According to the relevant PRC regulations on FIEs, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other government authorities in China. Any loans to our PRC subsidiaries, which are treated as FIEs under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or the SAFE, or its local branches; and our PRC subsidiaries may not procure loans which exceed either the cross-border financing risk weighted balance calculated based on a special formula or the difference between their respective registered capital and their respective total investment amount as approved by, or filed with, the MOFCOM or its local branches. Any medium- or long-term loan to be provided by us to our PRC subsidiaries must be filed and registered with the National Development and Reform Committee, or the NDRC, and the SAFE or their local branches. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Offshore Investment by PRC Residents.” We may not obtain these government approvals or complete such filings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to its PRC subsidiaries. If we fail to receive such approvals or complete such registrations, our ability to use offshore funds and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of an FIE to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from offshore funds to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

We are required to obtain certain licenses and permits for our business operations, and we may not be able to obtain or maintain such licenses or permits.

The PRC government regulates the internet and automotive industries extensively, including through licensing and permit requirements pertaining to companies in these industries. Relevant laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, under certain circumstances, it may be difficult to determine what actions or omissions may be deemed violations of applicable laws and regulations.

We provide VATS through Shanghai Jieying, as Shanghai Jieying possesses an ICP License, which is required for the provision of VATS. Failure to obtain, maintain or renew the ICP License and other required licenses may significantly disrupt our business, subject us to sanctions, or have other material adverse effects on us.

To enable our customers to receive vehicles purchased from our Dealerships and other in-network dealers, we rely initially on the use of our own capital during the waiting period between customers and our financing partners. As our financing partners generally approve and release funds within a period of up to a few weeks to a Dealership or in-network dealer, we first release funds in advance to the relevant Dealership or in-network dealership so that it can in turn release vehicles to its customers earlier than would otherwise be the case. As the vehicle purchase loan relationship is ultimately between the relevant customers and our financing partners, we do not consider our service as constituting a financial service requiring us to obtain any approval or license. However, we cannot assure you that relevant PRC government agencies would reach the same conclusion. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to the foregoing solutions we provide. However, given the evolving regulatory environment of the financial industry, we cannot assure you that we will not be required in the future by relevant governmental authorities to obtain approval or license to continue to provide such interim financing solutions used to speed up the vehicle purchase procedure.

In addition, pursuant to relevant laws and regulations, as Shanghai Jieying and our Dealerships are regarded as operators of used car sales business, these entities are required to complete filing with the MOFCOM at the provincial level. We may fail to complete such filings in certain locations since the relevant authorities in those areas do not accept such filing application in practice due to the lack of local implementation rules and policies in such respects. We plan to submit our filing application as soon as the relevant governmental authorities are ready to accept such application. However, we cannot assure you that we can successfully complete the filing in a timely manner, or at all. Failure to comply with the filing requirements may subject our business to restriction. As a result, our business and results of operations may be materially and adversely affected.

Under PRC laws and regulations, companies responsible for the construction projects are required to prepare environmental impact reports, environmental impact statements, or environmental impact registration forms based on the level of potential environmental impact of the projects. Environmental impact reports (required in the case of potentially serious environmental impact) and environmental impact statements (required in the case of potentially mild environmental impact) are subject to review and approval by the applicable governmental authorities and failure to satisfy such requirements may result in the discontinuation of the construction projects, fines of 1% to 5% of the total investment in the projects or an order of restoration. Environmental impact registration forms (required in the case of very little environmental impact) are required to be filed with competent authority and failure to satisfy such requirement may result in fines up to RMB50,000 (US$7,971). We do not regularly conduct construction projects in the ordinary course of our business. However, some of our projects, including the building and overall decoration of our after- sales service centers, could be deemed as construction projects where a timely filing or submission for approval is required and failure to do so may subject us to fines and other enforcement actions as mentioned above.

Considerable uncertainty exists regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. If we fail to complete, obtain or maintain any of the required licenses or approvals or make necessary filings, we may be subject to various penalties, such as confiscation of illegal gains, imposition of fines and discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and adversely affect our business, financial condition and operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of our ordinary shares.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on the value of our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in its business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of our ordinary shares.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Historically we received all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the substantial capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by the SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulations require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law that became effective in 2008 requires that transactions that are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules, consisting of the Provisions of MOFCOM on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2011, and the Notice of the General Office of the State Council on Establishment of Security Review System pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in March 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect its ability to expand its business or maintain its market share.

Any failure by us to make full contributions to various employee benefit plans as required by PRC laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance schemes and housing funds, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees up to a maximum amount specified by the local governments from time to time at locations where they operate businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC. For example, we engage third-party agents to make contributions for our employees in some cities and failure to make such contributions directly may expose us to penalties by the local authorities. We may also incur additional costs for any alternative arrangement if we were asked to terminate any existing arrangements with the third-party agents.

PRC regulations relating to offshore investment activities by PRC residents may limit the ability of our PRC subsidiaries to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents.

If our shareholders who are PRC residents fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have urged all of our shareholders who, to our knowledge, are subject to the SAFE regulations to register with the local SAFE branch. There can be no assurance, however, that all of these shareholders will continue to make required filings or updates on a timely manner, or at all. Furthermore, there can be no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in us. Any failure or inability by such shareholders to comply with the SAFE regulations may prevent us from making distributions or paying dividends or subject us to fines or legal sanctions. For example, there may be restrictions on our ability to engage in cross-border investment activities or the ability of our PRC subsidiaries to distribute dividends to, or obtain loans denominated in foreign curries from, us. As a result, our business operations and our ability to make distributions to shareholders could be materially and adversely affected.

In August 2014, the MOFCOM promulgated the Measures for the Administration of Overseas Investment, and the NDRC promulgated the Administrative Measures for the Approval and Filing of Overseas Investment Projects. In December 2017, the NDRC further promulgated the Administrative Measures of Overseas Investment of Enterprises, which became effective in March 2018. Pursuant to these regulations, any outbound investment of PRC enterprises in the area and industry that are not sensitive is required to be filed with the MOFCOM and the NDRC or their local branches.

Any failure or inability by enterprises to comply with SAFE and outbound investment related regulations may subject the responsible officers of such enterprises to fines or legal sanctions, and may result in adverse impact on us, such as restrictions on the ability to contribute capital and receive dividends.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. For detailed discussions of applicable laws, regulations and implementation rules, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation—Enterprise Income Tax.”

We believe that none of our entities outside China is a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation—Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, then we or any such subsidiaries could be subject to PRC tax at a rate of 25% on worldwide income, which could materially reduce our net income. In addition, we would also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares and dividends distributed to its non-PRC shareholders may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the value of our ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions that we may pursue in the future.

The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015 and amended in 2017, or SAT Circular 7, and the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (that is, properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interests or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interests in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Each of the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose, there are still uncertainties on the tax reporting and payment obligations with respect to future private equity financing transactions, share exchange or other transactions involving the transfer of shares in non-PRC resident companies. The PRC tax authorities have discretion under SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investments. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-PRC resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 7, our income tax expenses associated with such potential acquisitions will increase, which may adversely affect our financial condition and results of operations.

SAT Circular 37 took effect on December 1, 2017. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among other things, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

We have conducted and may in the future conduct acquisitions or restructuring that may be subject to the aforesaid tax regulations. There can be no assurance that the PRC tax authorities will not, at their discretion, impose tax return filing obligations on us or our subsidiaries, require us or our subsidiaries to provide assistance to an investigation by PRC tax authorities with respect to these transactions or adjust any capital gains. Any PRC tax imposed on a transfer of our shares or equity interests in our PRC subsidiaries, or any adjustment of such gains, would cause us to incur additional costs and may have a negative impact on our results of operations.

We face certain risks related to the real properties that we lease.

We lease offices, showrooms and warehouse space from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt the use of such offices, showrooms or warehouse, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. There can be no assurance that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. There can be no assurance that title to these properties which we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

We are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firms that issue the audit reports included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers in China. These joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem and its impact on Chinese companies listed in the United States.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of its financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Select Market of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to the PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firms, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In January 2014, Judge Cameron Elliot, a SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the ‘‘Big Four’’ accounting firms, including our independent registered public accounting firms, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of ‘‘Big Four’’ accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of ‘‘Big Four’’ accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Had the settlement terms not been adhered to, Chinese member firms of ‘‘Big Four’’ accounting firms could have been suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements. A delinquency in our filings with the SEC may result in the delisting of our shares from the Nasdaq Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States and could adversely harm our reputation and adversely affect our business and prospects.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act.

Risks Related to Our Ordinary Shares

The market price movement of our ordinary shares may be volatile.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ordinary shares.

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other real estate service providers;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the market for real estate services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and sales or perceived potential sales of additional ordinary shares.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. As of May 31, 2020, we had 60,464,520 ordinary shares outstanding, including 3,655,649 ordinary shares that are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our ordinary shares.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If analysts fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in the our ordinary shares.

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares.

Our current memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all which may be greater than the rights associated with our ordinary shares. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ordinary shares could be subject to adverse U.S. federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ordinary shares), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Further, if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than the Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have elected to following our home country practice in lieu of certain corporate government requirements of the Nasdaq Stock Market. See “Item 16G. Corporate Governance.” As a result, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

After the completion of the Business Combination, we have been a stand-alone public company and expect to incur significant legal, accounting and other expenses that we did not incur as a subsidiary of another public company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We rely on such exemption provided by the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Renren will control the outcome of shareholder actions in our company.

As of May 31, 2020, Renren held approximately 79% of our ordinary shares, including shares held in escrow that are with voting rights. Renren has advised us that it does not anticipate disposing of its voting control in us in the near future. Renren’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, and changes to our memorandum and articles of association. Further, our memorandum and articles of association contains an extensive list of reserved matters which cannot be enacted without the consent of Renren.

Renren’s control may cause transactions to occur that might not be beneficial to direct or indirect holders of our ordinary shares and may prevent transactions that would be beneficial to you. For example, Renren’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ordinary shares might otherwise receive a premium for your securities over the then-current market price. In addition, Renren is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ordinary shares. If Renren is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of Renren, and may do so in a manner that could vary significantly from that of Renren.

We may have conflicts of interest with Renren and, because of Renren’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Renren and us in a number of areas relating to past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements with Renren. In connection with the Business Combination, we have agreed to indemnify Renren with respect to lawsuits and other matters relating to our consumer auto business, including operations of that business when we were a private company and a subsidiary of Renren. These indemnification arrangements could result in our or our having interests that are adverse to those of Renren, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse Renren for liabilities incurred (including legal defense costs) in connection with any litigation, while Renren will be the party prosecuting or defending the litigation.

•	Non-competition arrangements with Renren. In connection with the Business Combination, we have entered into a non-competition agreement with Renren under which we agree not to compete with each other’s core business.

•	Employee recruiting and retention. Because both Renren and we are engaged in internet-related businesses in China, we may compete with Renren in the hiring of new employees, in particular with respect to media and advertising-related matters. In connection with the Business Combination, we have entered into a non-solicitation arrangement with Renren that restricts us from hiring any of each other’s employees.

•	Board members or executive officers. The chairman of our board of directors, Mr. Joseph Chen, is also the chairman of Renren’s board of directors and Renren’s chief executive officer. Another member of our board of directors, Mr. James Jian Liu, is also Renren’s chief operating officer. In addition, we may grant incentive share compensation to Renren’s employees and consultants, and Renren may grant incentive share compensation to our employees and consultants, from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Renren and us.

•	Sale of shares in our company. Renren may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business or affairs. Such a sale could be contrary to the interests of our company or our other shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and Renren find attractive or that would complement our respective businesses. Renren may decide to take the opportunities itself, which would prevent us from taking advantage of those opportunities.

•	Developing business relationships with Renren’s competitors. So long as Renren remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other online media companies in China. This may limit our ability to market our services or otherwise act in the best interests of our company or our other shareholders.

Although our company is a stand-alone public company, we expect to operate, for as long as Renren is our controlling shareholder, as an affiliate of Renren. Renren may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Renren’s decisions with respect to us and our businesses may be resolved in ways that favor Renren and therefore Renren’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if all parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Renren controls more than 50% of our voting rights. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 4. INFORMATION ON THE COMPANY

A.            History and Development of the Company

History of CM Seven Star

Our company, formerly known as CM Seven Star Acquisition Corporation, or CM Seven Star, was incorporated in the Cayman Islands as an exempted company on November 28, 2016. We were originally a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses.

On October 30, 2017, we consummated an initial public offering of 18,000,000 units at a price of $10.00 per unit, generating gross proceeds of $180,000,000. On the same date, we consummated a private placement with our initial public offering sponsor of 475,000 units at a price of $10.00 per unit, generating total proceeds of $4,750,000. On November 3, 2017, we consummated the sale of an additional 2,636,293 units at a price of $10.00 per unit pursuant to an over-allotment option granted to the underwriters of the initial public offering, generating gross proceeds of $26,362,930. On the same date, we consummated a private placement with our sponsor of an additional 52,726 units at a price of $10.00 per unit, generating total proceeds of $527,260. A total of $206,362,930 of the net proceeds from the sales described above were placed in a trust account established for the benefit of our public shareholders.

On April 30, 2019, we consummated the Business Combination as contemplated by the share exchange agreement (the “Share Exchange Agreement”) dated as of November 2, 2018 by and among CM Seven Star, KAG and Renren, pursuant to which we acquired 100% of the equity interests of KAG from Renren. In connection with the Business Combination, KAG had transferred the equity interest and assets of its Ji’nan Dealership to Renren in December 2018.

Upon the closing of the Business Combination, we acquired 100% of the issued and outstanding securities of KAG, in exchange for approximately 28.3 million ordinary shares of our company. Out of the 28.3 million shares, there were 3.3 million ordinary shares (“indemnity shares”) held in escrow as potential indemnity for claims that may be asserted under the Share Exchange Agreement. An additional 4.7 million ordinary shares of our company were reserved for issuance under an equity incentive plan in exchange for outstanding options in KAG, which were cancelled at the closing of the Business Combination. Additionally, 19.5 million earnout shares were to be issued and held in escrow. Renren may be entitled to receive earnout shares as follows: (1) if our gross revenue for the year ended December 31, 2019 is greater than or equal to RMB5,000,000,000, Renren is entitled to receive 1,950,000 ordinary shares of our company; (2) if our adjusted EBITDA for the year ended December 31, 2019 is greater than or equal to RMB150,000,000, Renren is entitled to receive 3,900,000 ordinary shares of our company, increasing proportionally to 7,800,000 ordinary shares if our adjusted EBITDA is greater than or equal to RMB200,000,000; and (3) if our adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340,000,000, Renren is entitled to receive 4,875,000 ordinary shares of our company, increasing proportionally to 9,750,000 ordinary shares if our adjusted EBITDA is greater than or equal to RMB480,000,000. Adjusted EBITDA represents net loss plus contingent consideration fair value change, share-based compensation expense, interest (income) expenses, income tax expenses, and depreciation. Notwithstanding the revenue and adjusted EBITDA achieved by the post-transaction company for any period, Renren will receive the 2019 earnout shares if our stock price is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during a 15-month period following the closing, and will receive the 2019 earnout shares and the 2020 earnout shares if our stock price is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a 30-month period following the closing. Immediately after the Business Combination, Renren owned approximately 69.1% of our issued and outstanding ordinary shares without taking into account the indemnity shares and the earnout shares in escrow account as discussed above.

History of KAG Before the Business Combination

Before the completion of Business Combination, KAG had been a wholly-owned subsidiary of Renren. KAG’s business was historically operated by Renren through certain subsidiaries and variable interest entities, including KAG itself.

KAG was formed in March 2011 as Renren-Jingwei Inc., an exempted company under the laws of the Cayman Islands. KAG initially focused on providing consumer financing solutions through Renren Fenqi, an installment payment business. In 2015, KAG underwent a strategic pivot and launched Renren Licai, a peer-to-peer financing platform. Following the acquisition of a government license for leasing and factoring, KAG began to offer floor financing to auto dealerships. In connection with the growth of this business, KAG was rebranded in the first quarter of 2016 as Renren Financial Holdings.

In 2017, Renren’s finance business, as well as certain shell companies were transferred to KAG, and certain reorganization steps were undertaken. The main components of the reorganization include:

•	Establishment of Shanghai Jieying. In February 2017, Shanghai Jieying was established in the PRC by Mr. Thomas Jintao Ren. In April 2017, Mr. Ren transferred 1% of the equity interests he held in Shanghai Jieying to Ms. Rui Yi. Both Mr. Ren and Ms. Yi were nominee shareholders designated by Renren. Shortly after that, Shanghai Jieying and its nominee shareholders entered into a series of contractual arrangements with a subsidiary of KAG, Beijing Jiexun Shiji Technology Development Co., Ltd., or Beijing Jiexun, which enabled Beijing Jiexun to be the primary beneficiary of Shanghai Jieying.

•	Transfer of Equity Interests of Renren Finance and its subsidiary. In April 2017, the equity interests of Renren Finance, Inc., a subsidiary of Renren, were transferred to KAG for nil consideration. Renren Finance Inc. and its subsidiary were mainly engaged in the provision of internet-based financing to used car dealerships.

•	Transfer of Equity Interests and Reorganization of Qianxiang Changda. In May 2017, Qianxiang Changda, which was formerly a subsidiary of a consolidated variable interest entity of Renren, was transferred to Mr. James Jian Liu and Ms. Jing Yang for a consideration of RMB50 million, which was equal to the paid-in-capital of Qianxiang Changda. Mr. Liu and Ms. Yang were nominee shareholders designated by KAG. In June 2017, Qianxiang Changda and its nominee shareholders entered into a series of contractual arrangements with Beijing Jiexun, which enabled Beijing Jiexun to be primary beneficiary of Qianxiang Changda. In 2016 and 2017, Qianxiang Changda terminated and/or transferred to Renren certain parts of its financing services business, including wealth management services, credit financing to college students and apartment rental finnancing. After the reorganization of KAG in 2017, Qianxiang Changda was only engaged in the provision of financing to used car dealerships.

•	Establishment of Shanghai Auto and Amendments to the Contractual Arrangements with Qianxiang Changda and Shanghai Jieying. In August 2017, Shanghai Auto was established in the PRC by KAG. At the same time, Shanghai Jieying and Qianxiang Changda terminated their contractual agreements with Beijing Jiexun and entered into the similar contractual agreements with Shanghai Auto. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with Our VIEs and Their Shareholders” for additional detail on the current contractual arrangements we have with our VIEs.

In the first quarter of 2017, KAG was renamed as Renren Auto Group, and launched its first Dealership later that year. In the first quarter of 2018, KAG was further renamed as Kaixin Auto Group.

History and Development after the Business Combination

Immediately prior to the completion of the Business Combination, our company was renamed as Kaixin Auto Holdings.

On June 28, 2019, we determined that we qualify as a “foreign private issuer” as defined under Rule 3b-4 of the Exchange Act, and started reporting under the Exchange Act as a foreign private issuer.

Our principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China. Our telephone number at this address is +86 10 84481818. Our registered office is situated at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B.            Business Overview

We are committed to providing a superior used car purchase and ownership experience to our customers. Our passion and professionalism build trust and long-term customer loyalty.

We are a leading premium used auto dealership group in China. As of December 31, 2019, we had 14 Dealerships covering 14 cities in 12 provinces in China. On average, our Dealership operators have over ten years of experience in the used car industry. We provide used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. In addition to auto sales, for the convenience of our customers, we also provide financing channels to customers and other in-network dealers through our partnerships with financial institutions.

Our strong market position is enabled in part by our technology strength. Our controlling shareholder, Renren, is a pioneer in China’s internet industry. We have leveraged Renren’s expertise and experience to integrate technology in support of our operating platforms, including a mobile app for consumers to browse for cars and purchase related value-added services, big data analytics used to optimize procurement and operational management, and an auto dealership SaaS platform used to empower our Dealerships’ operations and management capabilities.

China is the world’s second largest automotive market as measured by car parc and is expected become the largest automotive market in the near future, according to iResearch. While China’s new car sales growth is expected to slow down, its used car market is expected to continue to grow quickly. We believe that this presents an opportunity for the disruption of the traditional auto sales business through our business model, which seamlessly combines online and offline operations. China’s used car market is characterized by the lack of brand differentiation and limited industry consolidation. Among more than 100,000 used car dealerships in China, the largest dealer brand commands only approximately 2% of the market, according to iResearch.

From the launch of our first Dealership market in mid-2017 to December 31, 2019, we sourced, marketed and sold approximately 15,668 used vehicles to customers across China. Our sales have grown as we have increased our penetration in existing markets, expanded our network into new markets and built our brand awareness. We sold approximately 2,225, 7,438 and 6,005 vehicles in 2017, 2018 and 2019, respectively.

Our Operational Model

With an innovative business model, we serve customers by providing our Dealerships with an integrated technology system, centralized operational control and management, a unified brand and capital support. We believe that our proprietary technology and vertically integrated business model allow us to manage our variable cost structure and provide substantial value to customers. Our relationships with our Dealerships combine the advantages of brick-and-mortar facilities, which allow customers to browse and physically experience automobiles prior to purchase, and our internet technology, which engages customers and allows them to easily evaluate our product offerings online. Furthermore, through our financing partners, we provide highly transparent and personalized financing solutions that facilitate speedy transactions with competitive lending terms.

Our network empowers the operations of our Dealerships while maximizing their local expertise. Dealerships can facilitate customer referrals and coordinate on acquisition of inventory. Our brand awareness also enables Dealerships to achieve cross-region vehicle sales. Additionally, Dealerships also benefit from our highly integrated operating platform and data analytic functions, which are part of our Dealer SaaS system.

Value Propositions to Car Buyers

•	We provide integrated online and offline sales channels to car buyers, aiming to create a superior and convenient vehicle purchase experience. Online channels are important to engage customers and provide information about used cars we offer for sale. We provide high-quality photos of the vehicles we sell from multiple angles, allowing consumers to browse our inventory online and attract them to physically visit our Dealership Outlets. Our offline presence with professional sales staff and a comprehensive showroom experience provides convenience to buyers, who typically want to view the car in person, understand its history, take it for a test drive and establish trust before making a purchase.

•	Our nationwide inventory, which undergoes our inspection process and reconditioning process for quality assurance, is optimized based on market insights into popular models and pricing trends through our technology systems. We offer third-party financing, value-added services including extended warranties and insurance. Our customer support specialists are available to answer customer questions that arise throughout the process. At every transaction milestone, we strive to provide the level of customer service that makes purchasing a car an enjoyable and memorable experience.

Value Propositions to Other In-Network Dealers

•	We are a reliable and trustworthy partner for car dealers outside of our Dealership network. We offer a particularly attractive value proposition to small and medium-sized dealers, who may not have a nationwide platform of customers, financial resources, dealership infrastructure, marketing channels and ancillary service capabilities, such as consumer financing, extended warranties and insurance. We are an important partner of many such dealers through the Kaixin Affiliated Network Dealer model pursuant to which we acquire and market their inventory and share a percentage of the profit with them. We intend to allow Kaixin Affiliated Network Dealers to also take advantage of our Dealer SaaS technology platform, which provides market insights on pricing trends and related dynamics, popular models and other dealer management functions.

Value Propositions to Financing and Value-Added Service Partners

•	We are a key channel partner for financing and value-added service providers, such as providers of insurance and extended warranties. We make referrals to both customers of our Dealerships and customers of other dealers on our platform. Many of these partners may not have direct marketing channels in the used car industry, and we provide this critical link to their business. In addition, we are able to help these partners to more effectively market their products due to our close connections to auto customers through our Dealerships and other dealers in our network. We believe that, by leveraging our customer relationships in lieu of expanding their in-house marketing department, our service partners can conserve capital and resources.

Our Businesses

We have pioneered an innovative business model, under which we have obtained control of Dealerships across China, providing them with an integrated technology system, centralized operational control and management, a unified brand and capital support. We primarily generate revenues from sales of used cars, as well as fees obtained from our role as a channel partner for third-party auto financing and other value-added service providers. We also generate revenues in connection with consignment arrangements with third-party dealers whereby we facilitate sales of their cars. Of our total revenues in 2017, 2018 and 2019, revenues from auto sales accounted for 75.7%, 97.4% and 99.4%, respectively. In 2017 and 2018, we derived 22.7% and 0.5% of our total revenues from floor financing, respectively. We ceased granting new loans for our floor financing business in the first quarter of 2018.

Automobile Sales Business

In our automobile sales business, we primarily sell used vehicles and related products and services. Our inventory is comprised of used vehicles we purchases from car owners and other sources for resale across our network. As of December 31, 2019, we had 14 Dealerships in China. We believe our comprehensive inventory provides a wide selection to our customers. In addition, we have leveraged our deep technology expertise in generating traffic of potential buyers, providing targeted marketing, and optimizing our operational model.

We launched our used car sales business in the second half of 2017. We sell premium used cars, which include brands such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. Used car sales accounted for 93% and 94% of all of the vehicles we sold in 2018 and 2019, respectively. We display vehicles at our brick-and-mortar showrooms as well as on our Kaixin Auto mobile apps and website. We also utilize other online vertical channels, such as Autohome and 58.com. We have found that while our mobile apps and website serve as a key tool for reaching and engaging potential customers, sales generally occur at physical Dealership Outlets given the importance of the showroom and test drive experience in the premium used car segment.

We only sell vehicles that pass our thorough inspection process consisting of over 140 steps, which we perform across our network of Dealerships prior to reconditioning. Furthermore, our extensive inventory system maximizes the breadth of vehicle selection for customers at any given location and is displayed on our web and mobile apps to customers nationwide. This results in a higher likelihood that customers are able to find the make, model, year and color combination that they desire. In contrast, traditional dealerships are limited in the range of selection because they typically offer only a local inventory of a few hundred vehicles at each location.

Vehicle Sourcing

We obtain used vehicle inventory through the large and liquid national used-car market. We acquire vehicle inventory from a variety of sources, including auto finance and leasing companies, internet-only sales platforms, new car dealers who obtain used cars as trade-ins for their sales, and our customers. We have separated the practice of trading in a used vehicle in conjunction with the purchase of another vehicle into two distinct and independent transactions. Our sourcing operations are generally conducted by our Dealerships, supported by our Dealer SaaS system, which provides market insights on pricing trends and related market dynamics, popular models and other dealer management functions. In 2018, we developed a supplemental Kaixin Affiliated Network Dealer model for used vehicles whereby we, through our Dealerships, work with local, small-scale auto dealers to obtain used vehicles. Under the Kaixin Affiliated Network Dealer program, we may advance funds for the purchase of used car inventory, which distinguishes the program from ordinary consignment sales arrangements.

In addition, we use internally developed algorithms to advise our Dealerships on desirable car types and appropriate prices, identifying criteria such as make, model, price range, and likely locations of such cars. Our software sifts through over 20 million data points per day, yielding approximately 6 million unique items after de-duplication, data normalization and anomaly removal. Using these data, we can evaluate tens of thousands of potential vehicle purchases each day, giving us a distinct advantage over traditional in-person sourcing methods. We utilize a broad range of data sources, including proprietary internal data and a variety of external data sources to support our assessments. Vehicles sourced by us generally have relatively low mileage, no accident history and are less than three years old.

Inspection and Reconditioning

Before we acquire a vehicle, it undergoes a thorough inspection process, consisting of over 140 steps and covering all major systems, controls, features, brakes, tires and cosmetics. This process was developed by a team which had previously worked at the German Auto Quality Standards Organization. We do not acquire vehicles in poor condition or vehicles with a history of accidents, water or fire damage, extensive mileage, or other unacceptable attributes. When an inspection is completed, we estimate the necessary reconditioning cost and expected timing for the vehicle to be made available for sale. We also determine the reconditioning scope to bring the vehicle up to our internal quality standards. Each reconditioning location is staffed with trained technicians and equipped with vehicle lifts, dent repair and paint capabilities. We also receive on-site support from third-party vendors with whom we have integrated systems to ensure ready access to parts and materials. Our centrally trained repair teams perform routine mechanical and minor body repairs in-house at our Dealerships.

Auto Loan Financing Facilitation

The availability of financing for car sales at our Dealership Outlets is a critical component of the vehicle purchase process. Having an array of financing sources increases likelihood of credit approval, expands financing opportunities for customers and mitigates business risks for dealerships. As of December 31, 2019, our financing facilitation network extended to approximately 400 dealers in 28 cities. In our financing facilitation business, we provide customers access to credit across a wide range of the credit spectrum through our partnership with financing partners. These partnerships cover our Dealerships as well as a number of other third-party dealers in cities across China. In addition, Dealerships may partner with other local financing providers.

We utilize our sales team, Dealership financial managers and sales agents, as well as representatives from our financing partners, to promote automotive financing solutions and explain the key terms to prospective car buyers. We provide credit application forms to, and collect completed applications from, prospective car buyers. There is typically an interim period between the financing approval and the disbursement of funds of up to a few weeks. To address this, we typically provide interim financing to our Dealerships to allow them to complete sales and allow customers to begin to enjoy their purchased vehicles immediately. We record such interim financing on our balance sheet as current assets. Our interim financing is repaid when customers register their vehicles as collateral to the lending bank, which then releases the funds to us.

We charge financial institutions service fees for credit origination. These service fees are typically based on a percentage of the principal amount of the relevant financing transaction. In our role as a channel partner, we do not take counterparty risk in connection with these consumer financing activities or carry related assets and liabilities on our balance sheet, which we believe is a key advantage over our competitors who do. This reduces risks to our business while giving us the advantages of stability, customer convenience and ability to benefit from this additional source of revenue.

Our Dealership Network

As of December 31, 2019, we had 14 Dealerships. Our network of Dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumer demand and opportunity for growth is most favorable. The below graphic illustrates the scale of our network as of December 31, 2019:

Changchun
Shenyang
Hohhot
Dalian
Yinchuan
Nanjing
Suzhou
Shanghai
Hangzhou
Zhengzhou
Wuhan
Cities with consolidated dealers

Dealership Evaluation and Selection Process

In expanding our network of Dealerships, we carefully consider potential markets and conduct a systematic evaluation of each potential new site, using a scoring system that we have developed internally. In our scoring system, we consider a number of factors in the area served, including:

•	location, nature and quality;

•	population density;

•	age distribution and average disposable income of consumers;

•	spending patterns, dining habits and frequency of consumers;

•	locations of other car dealerships;

•	estimated customer traffic;

•	structure of the dealership, including availability of showroom and parking space; and

•	rental costs, lease economics and estimated return on investment.

Due to our active and systematic evaluation process, we are able to maintain a robust pipeline of potential Dealerships and locations. In addition, we also recommend suitable locations for our existing Dealerships to expand their operations.

Management of Dealerships

We have adopted an operating model for our auto sales business, which we believe aligns the economic interests of our Dealerships with our overall business. We provide capital, a unified brand, technology system and operational coordination to our Dealerships, in which we retain majority control. Under this model, all of the cash flows, operational activities and financial and accounting recordkeeping across our Dealerships are centrally managed. Marketing and promotional activities are also centrally managed, although certain aspects may be executed at the Dealership level. We also support Dealerships with our Dealer SaaS Platform. Powered by big data and AI, the platform provides our Dealerships with market insights and dealer management functionality, including inventory management, used car assessment, customer management, order management, financing management and reporting, and assists them in making day-to-day operational decisions. It also empowers our Dealerships’ sales via data mining, analysis of existing customer data and online lead generation. We believe that our dealership model promotes customer loyalty and provides significant operational advantages, by introducing standard practices, such as operational rules, legal documentation and processes. It also creates a common culture to promote bonding and buy-in among our direct employees, dealers and other workers across our platform.

Our internal team for Dealership management is responsible for day-to-day operational matters as well as development and expansion of our Dealership network. One of their responsibilities is to monitor compliance with the operational obligations for the management of our Dealerships. We refers to these obligations as the “constitution” governing the management of Dealerships. They include:

•	synchronize of the financial system, business processes and rules and regulations with our platform, such as:

o	financial regulations, which cover use of funds, revenue recognition and other accounting regulations;

o	vehicle procurement standards;

o	vehicle evaluation and quality control, relating to used car evaluation, certification and pricing;

o	inventory management, which covers warehousing and outbound regulations;

o	vehicle sales regulations, which cover display and marketing;

o	personnel and organization structure regulations; and

o	management regulations, which relate to facility development and management;

•	adoption of our Dealer SaaS Platform, which is the primary tool for monitoring compliance; and

•	adoption of our governance structure, which requires that each special purpose vehicle’s board consists of three directors, two of whom are appointed by us.

In the event that these conditions are not fulfilled, we are entitled to recourse against the seller of the Dealership or terminate the equity purchase agreement. We also have the option to terminate the equity purchase agreement in certain circumstances, including but not limited to, the death or incapacity of the seller, issues of integrity or criminal conviction of the seller, material default by the seller, or our failure to complete an initial public offering within three years following signing of the relevant equity purchase agreement due to third-party reasons or force majeure. A seller may suspend or terminate Dealership services voluntarily or involuntarily due to various reasons, including our failure to complete an initial public offering within three years following entry into the relevant equity purchase agreement for reasons other than third-party reasons or force majeure. In connection with the Business Combination, we entered into amendment agreements with Dealership operators in January 2019 pursuant to which it was confirmed that the Business Combination qualifies as an initial public offering, that shares payable to the Dealership operators as consideration shall be adjusted to reflect the earnout and indemnification arrangements in the Business Combination, and that Renren will be responsible for settling contingent obligations to Dealership operators.

Our relationships with our Dealerships are described in further detail below under “—Certain Legal Arrangements—Legal Arrangements with Dealerships.”

Certain Legal Arrangements

We have entered into a series of legal arrangements with our Dealerships, platform participants and other related parties, which are described in further detail below.

Legal Arrangements with Dealerships

Equity Purchase Agreement

One of our variable interest entities, Shanghai Jieying, is the contracting party under the equity purchase arrangements relating to our Dealerships, as supplemented from time to time. In addition to the equity purchase agreements, we also purchased all car inventories from each dealership for cash at fair value. Pursuant to the relevant equity purchase agreement, Shanghai Jieying, as purchaser, agrees with the shareholder(s) of an existing car dealership, as seller(s), to purchase a majority interest in the business according to the terms summaried below:

•	The shareholder(s) of the dealership agree to set up a new special purpose holding entity to which the shareholder(s) transfer the eligible assets, employees and business contracts owned and leased by the existing dealership to Shanghai Jieying. In turn, Shanghai Jieying agrees to subscribe for a portion of the equity from the seller(s) and contributes cash to the new entity to ultimately hold 70% of the equity interests in the new entity, consisting of 40% of the equity interests in the new entity transferred from the seller(s), or the Transferred Equity, and 30% of the equity interests in the new entity as a capital increase of the new entity, or New Equity.

•	As consideration for the Transferred Equity, Shanghai Jieying agrees to pay to the shareholder(s) shares issued by KAG or other future overseas holding entity of Shanghai Jieying, or the Listing Entity, to the seller(s) or seller’s overseas holding entity, at the per share valuation in the listing of the Listing Entity, or the Listing, calculated as follows:

o	First Payment: The amount of the first payment is calculated as all pre-tax operational profit generated by the special purpose holding company prior to the Listing multiplied by Shanghai Jieying’s ownership percentage in the special purpose holding entity.

o	Subsequent Payments: The total amount of the subsequent payments is calculated as all pre-tax operational profit generated by the special purpose holding company during the relevant performance benchmark period, multiplied by Shanghai Jieying’s ownership percentage in the special purpose holding company, multiplied further by a factor of 12, payable in five equal installments.

•	The calculation method of the acquisition price involved in the special purpose holding company’s acquisition and opening of a new Dealership Outlet is the same as the above provisions, but the date of calculation of the specific performance benchmark period shall be determined by the board of directors of the special purpose holding company.

•	Each subsequent payment is subject to adjustment based on a performance target of a compound growth rate of the special purpose holding company’s profit of 110%, using the initial performance benchmark period as the baseline. In the event that the special purpose holding company’s performance exceeds the target for the year, the share consideration payable to it shall be increased proportionally, up to an amount equal to 250% of the number of shares nominally payable for such performance benchmark period. In the event that the special purpose holding company’s performance is lower than the target for the relevant year, the value of the share consideration payable to it shall be proportionally reduced, subject to a bottom limit of 50% of the value of shares nominally payable for the relevant period.

The initial performance benchmark period is defined as the twelve-month period immediately prior to the completion of the Listing, if the holding company’s performance inclusion date, which is the date of the first month following inclusion of the relevant holding company’s results in KAG’s financial reporting, is at least 12 months prior to the date of the Listing. In the event that the special purpose holding company’s performance inclusion date is less than 12 months prior to the completion of the Listing, then each performance benchmark period is calculated as the twelve-month period following its performance inclusion date.

The agreement further provides that on the date when the special purpose holding company opens a new Dealership Outlet or acquires other car dealership business, a separate performance metric may be agreed upon by the parties starting from such date, with the specific performance evaluation method for the new or acquired business is agreed upon by both parties.

In the case of our Dealerships, each city is covered by a single, separate special purpose holding company, which operates one or more Dealership Outlets in the relevant city.

In connection with the Business Combination, KAG entered into amendment agreements with Dealership operators in January 2019 pursuant to which it was confirmed that the Business Combination qualifies as a Listing, that shares payable to the Dealership operators as consideration shall be adjusted to reflect earn-out and indemnification arrangements in the Business Combination, and that Renren will be responsible for settling contingent obligations to Dealership operators.

Ancillary Agreements with Dealerships

In addition to the equity purchase agreements governing the major aspects of the legal and financial relationships between us and the partners with whom we work to operate our Dealerships staring in 2018, we have also entered into a series of ancillary agreements, which are generally designed for compliance with PRC laws and regulations and for value-added tax optimization purposes. Revenue for 2018 and 2019 was primarily generated from transactions under these ancillary agreements and we expect future revenue from automobile sales to be primarily generated from transactions under these ancillary agreements. Prior to 2018, our used car purchase and sale agreements generally resulted in Shanghai Jieying being considered as the legal owner of such vehicles, including while they were held in inventory.

The following is a summary of the typical key terms of the ancillary agrements we enter into in connection with our auto sales operations since 2018. We may depart from these terms from time to time based on local conditions, counterparty demands, tax or regulatory considerations or other reasons.

•	Used Vechicle Purchase Agreement. Pursuant to the agreement among the owner of a used car as seller, a senior member of management of Shanghai Jieying, or a Jieying Executive, as purchaser, and a Dealership employee, as registered owner:

o	A Jieying Executive is to purchase the used car and register it in the name of a designated employee of the relevant Dealership.

o	Shanghai Jieying provides technology consulting services and operational management system services to the Jieying Executive, who in turn pays service fees to Shanghai Jieying.

•	Used Car Agency Services Agreement. Pursuant to the agreement among Shanghai Jieying, a Jieying Executive, the relevant Dealership and the shareholders of such Dealership:

o	The Jieying Executive entrusts the Dealership to purchase, sell, manage, repair and show used cars on his or her behalf.

o	Shanghai Jieying pays a monthly fee to the Dealership based on the business performance of the Dealership.

o	The Jieying Executive is to complete the transfer procedures for the purchase and sale of automobiles.

•	Vechicle Consignment Agreement. Pursuant to the agreement between a Jieying Executive, as principal, and a Dealership employee, as agent:

o	The Jieying Executive authorizes the Dealership employee to purchase a vehicle on his or her behalf.

o	The Jieying Executive authorizes the Dealership employee to register such Dealership employe as the named transferee of the vehicle and the owner of the vehicle, while the Jieyang Executive retains legal ownership of the vehicle.

o	When the vehicle is sold by the Jieying Executive, the Dealership employee is to handle third-party transfer procedures in a timely manner.

•	Loan and Service Agreement. Pursuant to the agreement between a Jieying Executive, as borrower, and Shanghai Jieying, as lender:

o	Shanghai Jieying provides loans to the Jieying Executive for purchasing used cars.

o	Proceeds from used cars sold by the Jieying Executive on behalf of Shanghai Jieying are used in their entirety to repay the loan. Proceeds in excess of the principal are designated as a service fee paid to Shanghai Jieying from the Jieying Executive.

•	Used Vehicle Sales Agreement. Pursuant to the agreement among a Jieying Executive, as seller, a customer, as purchaser, a designated Dealership employee, as the registration transferor, and Shanghai Jieying, as service provider:

o	When the Jieying Executive sells a used car to the customer, the automobile registration is transferred from the Dealership employee to the customer. The sale proceeds are transferred to the account designated by the management of Shanghai Jieying.

o	Shanghai Jieying provides technology consulting services and operational management system services to the Jieying Executive, who in turn pays service fees to Shanghai Jieying, which are deducted from the proceeds of the car sale.

To illustrate, when we source an automobile pursuant to a Used Vehicle Purchase Agreement, the seller is entitled to payment for the car, and the legal title is transferred to a Jieying Executive, with the registration in the name of a Dealership employee. The Jieying Executive is authorized to enter into this purchase agreement pursuant to the Used Car Agency Services Agreement, and the Dealership employee similarly is authorized to enter into the agreement pursuant to the Vehicle Consignment Agreement. Funds are paid by Shanghai Jieying through the Dealership to the seller of the car.

When a used car is sold, the Jieying Executive transfers the legal ownership to the purchaser, while the Dealership employee completes the registration transfer from his or her name to the name of the purchaser. The proceeds are remitted to Shanghai Jieying.

Based on the agreements, neither the Jieying Executive nor the Dealership employee bears any risk of loss or has any future economic benefit. Neither party ever places their own funds at risk and any potential losses resulting from the purchase and sale of the car are borne by Shanghai Jieying. Similarly, neither of these individuals is able to benefit from the expected increase in the price of the car resulting from completion of sale to a third-party customer; all of the future economic benefit is remitted directly to Shanghai Jieying. Additionally, Shanghai Jieying effectively controls the entire process starting from the purchase of the car, including from whom to purchase a car, the purchase price, and ultimately the sale of the car to a third party. In addition, Shanghai Jieying has the sole directive as to which Jieying Executive will enter into the Loan and Service Agreement with Shanghai Jieying and to which Dealership employee it will assign the registration of the car. Furthermore, it is within Shanghai Jieying’s sole power to redirect the Loan and Service Agreement and title and registration of the car.

When the special purpose entity holding one of our Dealerships is formed, the prior owner holds 30% of the equity interests in the entity, and Shanghai Jieying holds 70% of the equity interests. We provide inventory financing to these Dealerships using our own funds as well funds from as third-party financing partners. We also monitor the financial performance of our Dealerships on a real-time basis through our Dealer SaaS platform.

Arrangements with Other In-network Dealers

In addition to our Dealerships, we also engage with other in-network dealers through our platform, primarily to meet our inventory needs by collaborating with them and providing them with financing. We work with both large dealers, who may have a broader and more diverse inventory and greater need for our financing services, and small dealers, who may have better local knowledge or offer their inventory on more attractive terms. In 2018, we initiated the Kaixin Affiliated Network Dealer program. Under this program, dealers may enter into Kaixin Affiliated Network Dealer arrangements pursuant to which they sell to us used car inventory for display in our showrooms, subject to a profit sharing agreement pursuant to which they are entitled to a portion of the sale profits. Under the Kaixin Affiliated Network Dealer program, we may advance funds for the purchase of used car inventory, which differentiates the program from ordinary consignment sales arrangements, which we utilized prior to 2018.

The inventory of a Kaixin Affiliated Network Dealer is subject to the same quality standards as all of our other used cars on offer, including our inspection process consisting of over 140 steps. We also support dealers with our Dealer SaaS Platform, which provides market insights and dealer management functionality. These services significantly strengthen our relationships with dealers, which in turn enhance the value of our platform to financial institutions, car buyers and other in-network dealers.

We manage our relationships with in-network dealers through a dedicated in-house team. Responsibilities of this team include sourcing, review and approval of dealer financing relationships, monitoring of vehicles sourced from dealers, and management of our dealer database. We monitor performance data on a real-time basis through our Dealer SaaS system.

To ensure the quality of our dealer network as well as to prevent potential fraud risk, we have implemented rigorous procedures to screen dealers based on their licensing status, operational history, scale, location and various other factors. We maintain an internal blacklist of fraudulent dealers, and we also use a third-party database to identify whether a dealer has been involved in significant lawsuits. Our screening procedures include an on-site visit, during which our sales team interviews the dealership manager, examines the dealer’s business licenses and makes inquiries about its business. Our sales team records its findings electronically in our sales management system and submits the findings electronically to a group of around ten supervisors at our headquarters, who make the final decision as to whether the dealer can join the Kaixin network.

Through our sales management system, we constantly monitor and evaluate dealer performance, including factors such as the quality of vehicles we source from them, as well as the dealership’s sales performance.

Legal Arrangements with Financial Institutions

Financial institutions are important business partners to our platform. We act as a key channel partner for financial institutions to participate in the rapidly expanding and dynamic automotive finance industry in China. Traditional financial institutions typically lack the necessary technology, human resources, industry specialization and/or geographic reach to provide automotive financing, especially in tier 2 and below cities. Our services enable financial institutions to broaden their reach to car buyers through our apps and network of Dealerships. Our collaboration with financial institutions has enabled us to scale up our business and facilitate a large number of car sales without straining our own capital resources. In 2019, approximately 12.8% of our car sales were supported by a financing arrangement. We receive service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of December 31, 2019, we were in collaboration with several third-party financial institutions.

Through our VIE, Shanghai Jieying, we entered into agreements with Ping An Bank, for whom we source customers who take out loans from the bank. Pursuant to these agreements, we direct our Dealerships to offer loans to customers when making a sale. When a loan is made, the financing partner pays service fees to Shanghai Jieying, calculated based on the principal amount of the loan and the interest rate, provided that the term of the loan shall be three years. Our cooperation agreement with Ping An Bank expired on June 30, 2020. There is no current plan to renew the agreement in the near term.

Our agreement with another financing partner similarly provides for service fees to be paid to it in connection with auto loan financing referrals, which is calculated based on the principal amount of the loan, the annual percentage rate, adjusted for market fees, processing fees, appraisal fees and security fees, if applicable. The term of such agreement is through March 2022.

Sales and Marketing

Automobile Sales

We believe that our customer base is similar to the overall market for premium automobiles. To date, the growth of our automobile sales business has primarily been through customer referrals. We also believe that our strong customer focus ensures customer loyalty which will drive both repeat purchases and referrals. Our sales are primarily made in-store, but we have invested heavily in online sales channels, including through the Kaixin app and web interfaces. We also utilize other online vertical channels such as Autohome and 58.com. We believe that this is a key advantage over our competitors, whether traditional dealers, who do not have a strong online presence, or online-only competitors, who lack the offline infrastructure and in-store experience that we are able to provide.

Marketing and Brand Promotion

We believe that brand recognition is important to our ability to attract users. We co-brand our Dealerships, many of which have an established local brand, to associate their existing brands with the Kaixin brand. “Kaixin” means “happiness” in Chinese and has had strong impact and positive responses in other applications, including a social gaming platform previously operated by Renren. By empowering our Dealerships with this highly recognizable brand name, we aim to help them gain further credibility and trustworthiness.

To date, user recognition of our Kaixin brand has primarily grown organically and by referrals, and we have built our brand with modest marketing and brand promotion expenditures. To encourage such organic growth, we focus on continuously improving the quality of our services, as we believe that satisfied customers and their friends are more likely to recommend our services to others. In addition, we work with Dealerships on marketing initiatives to further leverage our brand value. Our Dealerships also engage in certain other promotional activities, including placement of local radio ads.

We anticipate that our future sales and marketing expenses will consist primarily of performance-based advertising, with the focus of driving traffic that will translate into customer purchases. We believe that this is an appropriate strategy in the premium used car market, where customers are widely distributed and engage in used car transactions relatively infrequently. We expect that these advertisements will generally fall into three areas: vertical automotive media, selected online channels and selected offline channels. In addition to paid channels, we intend to attract new customers through enhancing our media and public relations efforts, including organic marketing to enhance its reputation. Although we may have to expand our promotions from time to time, especially when we launch new services or products, we expect that our marketing expenses for these promotions will be relatively small when compared to those of our principal competitors.

Customer Services

Each of our Dealerships has a team of customer support specialists who provide assistance to customers. Our specialists are available to assist customers with questions that arise throughout the car purchase process. These specialists are available via online chat or telephone and help customers navigate the website, answer specific questions and assist in loan applications. We take a consultative approach with customers, offering live support and acting as a trusted partner to guide them through each phase of the purchase lifecycle. We are committed to providing customers with a high quality transaction experience. The effectiveness of our Kaixin model is reflected in our strong customer referrals. We focus on developing our customer support specialists and providing them with the information and resources they need to offer exceptional customer service.

Customer Lifecycle

Our customers typically experience the following service stages:

•	Search and Discovery. We attract customers through a variety of channels, including referrals, walk-ins, especially for certain of our Dealerships located in prime areas, and online performance-based advertising. We believe referrals are key to our customers as they will want to purchase used cars from a business they can trust. Our website and mobile apps allow prospective car buyers to instantly browse, research, filter and identify vehicles that interest them from an inventory of hundreds of automobiles that we offer for sale at any given time. We have also developed a series of innovative features to enhance customer experience and enable better product discovery, such as engaging images and other content, as well as easy-to-use site navigation tools and personalization features. In addition, we also utilize other online vertical channels such as Autohome and 58.com. When customers click on listings, they are able to leave their contact information, which will be forwarded to our sales team at the relevant Dealership. A member of the Dealership sales team will make an appointment with the customer to visit the showroom.

•	Transaction Execution. A customer may decide to purchase a vehicle on the first visit to a Kaixin showroom, although in the premium segment, customers often spend some time before making a final purchase decision. Once a purchase decision has been made, the customer is able to complete the purchase at a Dealership Outlet and if desired, apply for a loan to purchase the car through one of our partners. They are able to complete purchases rapidly, pending only approval of financing when it is required. Once a loan is approved by one of our main financing partners, there is typically a waiting period of up to a few weeks before the bank releases the loan funds to the customer. We use our own capital during the interim period between approval and release of funds by the financing partner. We strive to limit hidden fees, such that a single price we charge includes transfer of title and registration fees.

•	Financing and Payment. Through our financing partners, we offer down-payment and monthly payment combinations that allow customers to choose their preferred financing. We have integrated our system with that of our financing partner to allow customers to apply for financing online or on-site at our Dealership Outlets.

•	Trade-in. In the event a customer wishes to trade in an existing car, we can quickly provide a price estimate with our technology system powered by big data analytics. We typically offer favorable trade-in terms in connection with sales.

•	Post-sale customer care. Once customers receive their cars, our customer service representatives manage the post-sale coordination and service call process. We believe our post-sale services help cement the confidence of our customers in the quality of our vehicles, which in turn leads to referrals and repeat business.

Competition

The PRC automobile marketplace is highly fragmented. There are more than 100,000 used car dealerships in the PRC, but the top 100 used car auto dealers collectively has less than 10% market share by trading volume, according to iResearch. A number of used vehicles are also bought and sold through privately negotiated transactions. We primarily compete on the basis of our deep understanding of consumer needs and offering of numerous product choices from our substantial inventory.

Our Technology

Our business is driven by data and technology at all stages of the process, from inventory purchasing, reconditioning, photography and annotation through online merchandising, sales, financing, logistics, and delivery. Our proprietary and exclusive technology portfolio includes the following aspects:

Customer Interface

Through our mobile apps and website, we allow customers to conveniently browse vehicle inventory, arrange visits to showrooms, and understand the car buying process. Users are also able to pay deposits online once an automobile is selected and reserve it for purchase. Users who desire to sell their cars to us are able to input information to receive an estimate for the sale of their car.

Dealer SaaS System

Our Dealer SaaS system is designed to cover every aspect of a car dealer’s daily operations, including finance, inventory, sales, procurement, vehicle assessment, and value-added services to improve operational efficiency. We also provide market data insights to assist dealers in their inventory procurement and marketing. All of our Dealerships can use this platform. In addition, our platform is open to Kaixin Affiliated Network Dealers. Any premium car dealer will be able to provide quality cars to our inventory system for other car dealers to choose from, improve the sharing and exchange of vehicle information and help increase turnover. The Dealer SaaS system is supported by cloud-based functions, and we also provide certain functions via our mobile apps and website.

The following graphic depicts the structure and functions of our Dealer SaaS platform:

Big data analytics

Our big data analytics system collects over 20 million data points daily, covering approximately 490 cities. After de-duplication, data normalization and anomaly removal, these data yield approximately 5 million unique, highly relevant data items related to used vehicles for further analysis. Key inputs for this system include used car make, model, pricing and sales data, which we gather from most major online used car vehicle data sources in China at a national level. We also leverage data sourced from Che Yi Pai, a B2B used car auction service provider. These data provide a 360-degree view of market conditions using AI technology. We derive auto listing volumes and historical supply and demand trends; sales data at the province level; and pricing and sales data at the municipality level, to generate actionable insights for our business, including inventory analysis, procurement intelligence and trend tracking. For instance, we are able to generate supply and demand curves for used cars of various models, brands and prices for specified time periods and in specified provinces and cities.

Research and Development

Our intellectual property includes trademarks and trademark applications related to our brands and services, copyrights in software, trade secrets, patent applications and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brand through a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures.

In March 2018, Renren transferred to us the kaixin.com domain name and, in May 2018, an affiliate of Renren granted us an exclusive license to use its “Kaixin” brand. Further, we have successfully registered our brand name “开心汽车” which translates to “Kaixin Auto” in class 35 for services including promotion for others, purchase for others, providing online markets for sellers and purchasers of goods and services, marketing, etc., which is crucial to our business. However, trademark registrations in other categories related but less crucial to our business, including automobile maintenance, have not been obtained by us or an affiliate of Renren. Therefore, for such business, we are unable to prevent any third party from using the Kaixin brand for business that is the same or similar to ours. As China has adopted a “first-to-file” trademark registration system and there are trademarks similar to our brand which have been registered in those categories that are related to our business, We may not be able to successfully register our brand and may be exposed to risk of infringement with respect to third party trademark rights. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position.”

Seasonality

Our automobile sales business is affected by seasonality in automobile sales, which tends to affect dealers’ need for financing for new inventory. Automobile sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As our auto sales business is still growing rapidly, seasonality may be less evident than it otherwise would be, and as its business continues to evolve, the nature of seasonality may change.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Used Automobile Trading

On August 29, 2005, SAT, SAIC, the Ministry of Commerce and the Ministry of Public Security jointly promulgated the Measures for the Administration of the Trading of Used Automobiles, or the Used Automobile Trading Measures, which became effective on October 1, 2005 and further revised on September 14, 2017. Pursuant to the Used Automobile Trading Measures, only an enterprise legal person duly registered with the SAIC or its local branches may engage in used automobile trading, as an operator of used automobiles markets, as a retailer, or as a brokerage entity.

Under the Used Automobile Trading Measures, a seller of used automobiles must verify certain background information regarding the automobiles for sale, including verification of the identity certificate and driver’s license of the previous owner, the number plate of the automobile, the motor vehicle registration certificate, proof that the automobile has passed the security technical examination, automobile insurance, and payment certificates of relevant taxes and fees. Used automobile retailers shall also provide quality guarantees as well as after-sales services, information about which shall be clearly indicated at its business location. Furthermore, under certain circumstances, used automobiles are prohibited from being resold, including instances where an automobile has been discarded as unusable, been required to be discarded, or been obtained by illegal means, such as through theft, robbery or fraud.

On March 24, 2006, the Ministry of Commerce promulgated the Specifications for Used Automobile Trade, which provided detailed requirements as to the responsibilities of used automobiles trading entity regarding the trading of used automobiles, including confirming the identity of the seller and the legitimacy of the used automobiles, signing contract for used automobile trading, establishing transaction archives and keeping records for at least three years.

On June 9, 2016, the General Offices of 11 Departments including the Ministry of Commerce promulgated the Circular on Facilitating the Trading of Used Vehicles and Accelerating the Activation of Used Vehicles Market for the purpose of effectively implementing the relevant work listed in the Several Opinions of the State Council on Facilitating the Trading of Used Vehicles which promulgated on March 14, 2016 by the State Council.

Regulations on Automobile Sales

On April 5, 2017, the Ministry of Commerce promulgated the Measures on the Administrations of Sales of Automobile, or the Measures on Sales of Automobile, which came into effect on July 1, 2017 and the original Implementation Measures for the Administration of Sales of Branded Automobile, or the “Branded Automobile Sales Measures” was abolished at the same time. According to the Measures on Sales of Automobile, the supplier and distributors of automobiles within the territory of the PRC shall build up an integrated system for automobile sales and after-sales services, guarantee supply of the related auto accessory, provide timely and effective after-sales services, and strictly follow the regulations concerning, among others, 3R (i.e. “replace, repair and refund”) and recall of household automobiles to guarantee consumers’ legitimate rights and interests. A dealer who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibility in writing. When the dealer sells the car to the consumer, it shall verify the valid identity certificate of the registered consumers, sign the sales contract, and issue the sales invoice.

Regulations on Parallel-import Automobile Sales

On February 22, 2016, the Ministry of Commerce, the MIIT, Ministry of Environmental Protection, Ministry of Transport, General Administration of Customs, General Administration of Quality Supervision and Inspection and Quarantine and Certification and Accreditation Administration of the People’s Republic of China jointly issued Several Opinions on Promotion of Pilot Program of Parallel-import Automobile, or the Parallel-import Automobile Opinions. According to the Parallel-import Automobile Opinions, the pilot enterprises of Parallel-import Automobile can import automobile and establish a distribution network without authorization from a supplier, and can apply for an automatic import license for automobile product according to its actual business operation requirements. Pilot enterprises shall be subject to the relevant regulations on the administration of automatic import license, submit the license for verification and complete the Customs formalities at the import entrance.

On April 27, 2017, Shanghai Municipal Commission of Commerce and China (Shanghai) Pilot Free Trade Zone Administration jointly issued Notice on Adjustment on the Pilot Enterprises of Parallel-import Automobile in China (Shanghai) Pilot Free Trade Zone, which requires that the pilot enterprises registered in China (Shanghai) Pilot Free Trade Zone obtain an automatic import license to sell imported automobile without authorization from the automobile producer, and meet the following requirements to operate parallel-import Automobile business: (1) it has been operating sales of imported automobile for at least one year and its sales business has reached a certain scale; (2) the pilot enterprise or any of its wholly owned enterprises/ controlling enterprises with automobile sales certificate is registered in China (Shanghai) Pilot Free Trade Zone; (3) it has branches and facilities for maintenance, service and supply of auto parts that match its business scale. Any pilot enterprise that can’t meet this requirement shall depend on a third party to provide such services to participate in the pilot program; (4) it has good reputation and has well-established purchasing channels of oversea automobile and experience in automobile sales industry; (5) the enterprises that have participated in the pilot program and had parallel-import records on Shanghai port shall be prioritized.

On January 30, 2018, the Ministry of Commerce, the MIIT, the Ministry of Environmental Protection, the Ministry of Transport, the General Administration of Customs, the General Administration of Quality Supervision and Inspection and Quarantine, and the Certification and Accreditation Administration of the People’s Republic of China jointly issued a Reply on Issues for Conducting Pilot Programs for the Parallel-import of Automobiles in Inner Mongolia and the Other Areas, or the Parallel-import Automobile Reply, approving automobile parallel import pilot programs in the Manchuria Port of Inner Mongolia, Zhangjiagang Free Trade Zone in Jiangsu Province, Zhengzhou Railway Port in Henan Province, Yueyang Lingji Port in Hunan Province, Qinzhou Free Trade Zone in Guangxi Zhuang Autonomous Region, Haikou Port in Hainan Province, Railway Port in Chongqing, and Qingdao Qianwan Free Trade Zone.

On February 13, 2018, the General Administration of Customs issued a Notice on Further Completing the Pilot Programs for the Parallel-import of Automobiles, which requires that pilot enterprises shall submit (1) a certificate on conducting parallel-import automobile business; (2) a parallel-import automobile warehousing agreement executed between the pilot enterprise and a warehousing enterprise; and (3) other related documents as required to the Customs Administration before engaging in the automobile parallel-import business. Such filing forms must be filed at the time the parallel-import automobiles enter the border, and such forms shall be marked “parallel-import automobiles”.

On August 19, 2019, the Ministry of Commerce, the MIIT, the Ministry of Public Security, the Ministry of Ecology and Environment, the Ministry of Transport, the General Administration of Customs and the State Administration for Market Regulation jointly issued the Opinions of Seven Authorities Including the Ministry of Commerce on Further Boosting the Development of the Parallel Import of Automobiles, (1) allowing the exploration of ways to set up the standard compliance rectification venues for the parallel import of automobiles; (2) further improving the trade facilitation level of the parallel import of automobiles; (3) strengthening the quality control of automobiles under parallel import; (4) standardizing the registration management of automobiles under parallel import; (5) promoting the normalization and institutionalization of the parallel import of automobiles; (6) strengthening the supervision and management of pilot enterprises; and (7) practically strengthening the organizational implementation.

Regulations on the Car Rental Industry

On April 22, 2011, the Ministry of Transport, or MOT, promulgated the Circular on Promoting the Healthy Development of the Car Rental Industry, or the MOT Circular, which sets forth guidelines for the car rental industry, including, among others, encouraging large car rental enterprises to establish a national or regional car rental network.

According to the MOT Circular, local government authorities are required by the MOT to (i) promulgate local rules and regulations to improve and develop the regulatory environment of the car rental industry, (ii) promptly bring forth local development plans for the car rental industry, (iii) encourage large and reputable car rental companies with sound management to set up branches and establish national or regional networks, and provide simplified branch office registration process and better service for companies with a fleet of more than 1,000 cars, (iv) enhance the administration and management of the car rental industry, including requirements to obtain and carry a valid permit or license for each rental car, and prohibitions of car rental companies from engaging in road passenger transportation services without having the requisite business license for these services, (v) encourage car rental companies to develop various types of services through advanced technologies, (vi) create a favorable development environment for car rental companies, and (vii) enhance the administration of the car rental industry.

Regulations on Maintenance of Motor Vehicles

The Regulations on Road Transport, issued by the State Council on April 30, 2004 and amended on November 9, 2012, February 6, 2016 and March 2, 2019 stipulate that any individuals or institutions engaging in business related to road transportation, including maintenance of motor vehicles, must meet requirements including: (i) appropriate locations for motor vehicle maintenance; (ii) necessary equipment, facilities and technicians; (iii) appropriate management systems for motor vehicle maintenance; and (iv) necessary environmental protection measures. A company engaging in motor vehicle maintenance must apply to the local road transportation authority to obtain a road transportation operation license after it has become duly registered. Operators engaging in motor vehicle maintenance must maintain or repair all motor vehicles in accordance with the relevant technical specifications of the State to ensure maintenance quality and must not use any counterfeit or low quality parts to maintain or repair any motor vehicle. Violation of these regulations may result in an order ceasing operation and a fine of up to RMB50,000 by the local road transportation authority.

The Regulations on Administration of Maintenance of Motor Vehicle, issued by the Department of Transportation on June 24, 2005 and amended on August 8, 2015, April 19, 2016 and June 21, 2019, defines motor vehicle maintenance business to include maintenance of automobiles, vehicles for transportation of dangerous cargo, motorcycles, and other vehicles. The maintenance of automobiles is further classified into three categories depending on the specific business scope. The regulation further clarifies the requirements and reference standards for locations, equipment, technicians, management systems and environmental protection measures, as well as the procedure of application for the road transportation license. Moreover, operators of motor vehicle maintenance services are subject to several requirements during operation, including having its operation permit visible on a signboard at its service operation location.

Regulations on Financing Leasing

In September 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial businesses such an accepting deposits, and providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financing and internal risk control system, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprises excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

Regulations on Vehicle Leasing Programs Operating on a Sale-and-Leaseback Basis

On September 18, 2013, the Ministry of Commerce issued Administrative Measures for the Supervision of Financial Leasing Enterprises which require, in part, that financial leasing enterprises have assets and risk management abilities sufficient for their proposed business activities. These measures also require that foreign investors applying for the establishment of a financial leasing enterprise must comply with relevant provisions on foreign investment. The Guidance of the General Office of the State Council on Accelerating the Development of Financing Leasing Industry issued by the General Office of the State Council in 2015 requires to establish a unified administrative and regulatory system for domestic as well as foreign investment in the leasing industry. According to the Guidance, foreign investment in the leasing industry is entitled to enjoy the same treatment as its domestic counterpart in terms of the business scope, trading rules, regulatory indicators, information submission as well as the inspection.

The Stipulation on Motor Vehicle Registration issued on May 27, 2008 and amended on September 12, 2012 by the Ministry of Public Security states that the new owner of a vehicle must submit an application for registration of transfer to the local vehicle administration office within 30 days after the delivery of the vehicle. Also, under the Property Law effective as of October 1, 2007, the transfer of movable property is effective upon delivery, but if the transfer of the property right of a vehicle has not been officially registered, it will not be valid against a good faith third-party transferee. In connection with this requirement, the Interpretation of the Supreme People’s Court on Issues Concerning the Application of Law in Cases of Finance Lease Contract Disputes came into force on March 1, 2014, providing guidelines on resolving finance lease contract disputes. This interpretation states that if a lessor authorizes a lessee to mortgage a leased item (a vehicle) to the lessor and to legally complete the mortgage registration with the registration authority, this arrangement could be valid as against a title claim made by a good faith third party, even if the transfer of the property right of the vehicle has not been officially registered.

Our loans to dealerships are structured on a finance lease basis, whereby the entity lessor sells us the vehicle before leasing it back from us, making payments over time. However, for accounting purposes the transaction is not treated as a sale due to the economic substance of the transaction. Notwithstanding this arrangement, we do not update the vehicle registrations to reflect our purchase of leased vehicles nor file mortgage registrations for the leased vehicles. Consequently, we lack unambiguous legal basis to prevent a good-faith third-party buyer from taking legal title to a vehicle if the lessor attempts to sell the vehicle without our knowledge. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on contractual obligations rather than government filings to ensure its continued title to vehicles managed under its vehicle leasing program.”

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The General Office of the State Council promulgated the Opinions on Improving Anti-Money Laundering, Anti-Terrorism Financing and Anti-Tax Evasion Regulatory Systems and Mechanisms on August 29, 2017. According to the Opinions, the establishment of anti-money laundering financial regulatory systems for particular non-financial institutions is required to meet the international anti-money laundering standards that certain industries prone to high risks of money laundering, such as real estate agents, precious metal and jeweler sales, corporate services and other specific non-financial industries shall be strictly regulated.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and revised in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fundraising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$153,697), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$76,849), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases promulgated on March 25, 2014, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fundraising.

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC, or the Catalog. In June 2017, the MOFCOM and the NDRC promulgated the Catalog, or 2017 Revision, which became effective in July 2017. Industries listed in the Catalog are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, which is further divided into the restricted category and prohibited category. The negative list of the 2017 Revision was replaced by the Special Administrative Measures for Access to Foreign Investment, or the Negative List, in June 2019, which became effective in July 2019. Industries not listed in the Catalog are generally deemed to be in a fourth “permitted” category and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. Furthermore, foreign investors are not allowed to invest in companies in industries in the prohibited category. For the industries not listed the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed.

In March, 2019, the Foreign Investment Law was enacted by the NPC, which became effective in January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Unlike its first draft which was published in 2015, the Foreign Investment Law does not specifically expand the definition of “foreign investment” to include entities established through a VIE structure but contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

Moreover, the Measures for Reporting of Information on Foreign Investment promulgated by the MOFCOM in December 2019 established a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent governmental departments for commerce through the enterprise registration system and the enterprise credit information publicity system. The contents and scope of foreign investment information to be reported shall be determined under the principle of necessity. Where foreign-investors or foreign-invested enterprises are found to be non-compliant with these information reporting obligations, competent department for commerce shall order corrections within a specified period; if such corrections are not made in time, a penalty of not less than RMB100,000 and not more than RMB500,000 shall be imposed. Aside from the reporting system for foreign investment information, the Foreign Investment Law also establishes a security examination mechanism for foreign investment to conduct security review of foreign investment that affects or may affect national security. The decision made upon the security examination in accordance with the law shall be final.

Our VIEs will be subject to the Foreign Investment Law if our contractual arrangements with our VIEs are defined or regarded as a form of foreign investment in the future.

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised in 2014 and again in 2016. In December 2015, the MIIT published the Classification Catalogue of Telecommunications Services, or the 2015 Catalogue, which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value- added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

In 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which were subsequently revised in 2011. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. On July 3, 2017, Telecom License Measures was further revised and it became effective on September 1, 2017. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an interregional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008 and February 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local branches.

In 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in the Basic Requirements for Safeguarding the Network Information of Value- added Telecommunication Business (YDN126-2005) issued by the MIIT. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these regulations, we operate our website through our VIEs. One of our VIEs, Shanghai Jieying, has obtained an ICP license.

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game must obtain approval from the State Administration of Radio and Television before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

Regulations on Mobile Internet Applications

On June 28, 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016. According to the Mobile Application Administrative Provisions, “mobile internet application” refers to application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. “Mobile internet application provider” refers to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017. These provisions require, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as explicitly marking the price, charge standard and charge method. The content expressed should be true, accurate, eye-catching and normative, and users should be charged only after their confirmation.

Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access the user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of an internet application service provider, the Mobile Application Administrative Provisions require that, among others, it must file a record with the provincial authority within 30 days after it rolls out the internet application service online. It must also examine the authenticity, security and legality of internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

Regulations on Information Security

The Ministry of Public Security promulgated the Administrative Measures on Security Protection for International Connections to Computer Information Networks in 1997 and further revised in 2011 that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities. In addition, the National Administration for the Protection of State Secrets has issued The Confidentiality Administrative Provisions of the International Networking of Computer Information Systems authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

In 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, which require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security systems for their websites with local public security authorities and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backup and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued.

Regulations on Internet Privacy

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, the Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress in 2012, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. In December 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective in March 2012. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulge, damage, tamper or loss of users’ personal information.

In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, MIIT issued the Regulation of Protection of Telecommunication and Internet User Information in 2013.

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and that they are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber Security Law imposes breach notification requirements that will apply to breaches involving personal information.

On April 10, 2019, the Cyber Security and Protection Bureau of the Ministry of Public Security, the Beijing Internet Industry Association and the Third Research Institute of the Ministry of Public Security jointly issued the Internet Personal Information Security Protection Guide, or the Guide. The Guide is applicable to enterprises that provide services through the internet, as well as organizations or individuals who use a private or non-networked environment to control and process personal information. This indicates that in addition to the traditional internet companies, companies or individuals in other fields, as long as they involve the control and processing of personal information, are all in the scope of the Guide. The Guide imposes higher requirements on the collection of personal information by personal information holders. For example, the Guide states that personal information that is not related to the services provided by personal information holders should not be collected, and personal information should not be forced to be collected by bundling products or various business functions of the service.

In November 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, or the Notice, which came into effect on November 28, 2019. According to the Notice, if the personal information solicited by an app for a new service function is beyond the scope of a user's original consent, it is a violation of law for the app to refuse to provide the original service function if the user disagrees with the new scope, unless the new service function is a replacement of the original service function.

Regulations on Advertisements

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

In April 2015, the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015 and was amended on October 26, 2018. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

In July 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, consistent with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close.” The measures also prohibit unfair competition in internet advertisement publishing, including (1) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; and (2) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization. Violation of these regulations may result in fine of no more than RMB30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

In February 2018, the SAIC promulgated the Notice on Launching Special Overhaul of Internet Advertising, or the Internet Advertising Notice. The Internet Advertising Notice specifies that the illegal Internet advertisements having an adverse social impact, generating enormous publicity, or detrimental to the personal and property safety of the public via Internet media, shall be seriously regulated.

Regulations on Internet Finance Services

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, or the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support of China’s internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising. The Guidelines provide additional requirements for China’s internet finance industry, including the use of custody accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In August 2016, four PRC regulatory agencies, including the CBRC, the MIIT, the Ministry of Public Security and Cyberspace Administration of China, published the Interim Measures for the Administration of the Business Activities of Online Lending Information Intermediary Institution, or Interim Measures. The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services and its subsidiaries and branches must make relevant record-filing with local financial regulatory authorities with which it is registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service license after the completion of the record-filing and registration with the local financial regulatory authority; and (iii)   that online lending intermediaries must materially specify the online lending information intermediary in the business scope.

The Interim Measures list the following businesses that an online lending intermediary must not, by itself or on behalf of a third party, participate in: (i) financing for themselves whether or not in disguised form; (ii) accepting or collecting directly or indirectly the funds of lenders; (iii) providing lenders with guarantee or promise on guarantee of principal and interest directly or in disguised form; (iv)   publicizing or promoting financing projects at physical locations or entrusting or authorizing a third party to do so; (v) extending loans, except otherwise as provided by laws and regulations; (vi) splitting the term of any financing project; (vii) offering wealth management and other financial products by themselves to raise funds, and selling as an agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (viii) conducting asset securitization business or realizing transfer of creditors’ rights in the forms of asset packaging, asset securitization, trust assets, fund shares, etc.; (ix) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online peer-to-peer lending; (x) falsifying or exaggerating earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc., by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information impairing the business reputation of others or misleading lenders or borrowers; (xi) providing information intermediary services for high-risk financing which uses the borrowed funds for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; (xii) engaging in businesses such as crowd-funding in equity; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on online peer-to-peer lending. In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online lending regulations, via offline physical locations. Furthermore, the Interim Measures provide that online lending intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending intermediaries. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms. Moreover, the Interim Measures require that each online lending intermediary (i) separates its own capital from funds received from lenders and borrowers and (ii) selects a qualified banking financial institution as its funding custodian institution, which shall perform custody and administrative responsibilities as required.

On October 28, 2016, the CBRC, the MIIT and the SAIC, jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record- filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries. According to the Record-filings Guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

On February 22, 2017, the CBRC released the Guidelines to Regulate Funds Custodian for online lending intermediaries, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall not engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

On April 18, 2017, the Online Lending Rectification Office issued the Notice on the Performance of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local branches of the Online Lending Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and require such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at excessive interest rates and violence in the loan collection processes in the cash loan business operation of online lending platforms. The Online Lending Rectification Office also issued a list of cash loan business activities that are to be examined.

On August 23, 2017, the General Office of the CBRC released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines. Consistent with the Interim Measures, the Information Disclosure Guidelines emphasize the requirement of information disclosure by an online lending intermediary and further, detail the frequency and scope of such information disclosure. Any violation of the Information Disclosure Guidelines by an online lending intermediary may subject the online lending intermediary to certain penalties under Interim Measures. In addition, the Information Disclosure Guidelines require online lending intermediaries that do not fully comply with the Information Disclosure Guidelines in conducting their business to rectify the relevant activities within six months after the release of the Information Disclosure Guidelines.

On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured etc. The Circular 141 sets forth several general requirements with respect to the “cash loan” business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining relevant approvals for the lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period, etc. Loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model. In additions, the Circular 141 emphasizes several requirements on the online lending information intermediaries. For instance, such intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds. Also, such intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance. Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, disapproval of recordation, revocation of license, order to cease business operation, and criminal liabilities.

On December 8, 2017, the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks released the Notice on The Improvement and Acceptance of the Peer-to-Peer Online Lending Risk, or Circular 57. Circular 57 requires the relevant local financial regulator, local CBRC, local branch of the People’s Bank, local public security, local communication administrative department and local AIC to jointly inspect and accept whether an internet lending information intermediary or peer-to-peer lending company, or P2P company, complies with the Interim Measures. A P2P company can only file records, or P2P Filing, with the local financial regulator after receiving acceptance certificate or document issued jointly by the local financial regulator and local CBRC. Normally, the P2P Filing should be completed before April 2018 according to the Circular 57. Circular 57 forbids several credit assignment models, including: (i) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) certain credit transfer from related individual party of the P2P company to the lender on the platform; and (iii) using credit right from the peer-to-peer lending platform as a pledge to borrow money from other lenders. In accordance with Circular 57, online lending marketplaces shall optimize their business portfolios continuously and manage the scale of their businesses. Marketplaces that have received rectification notices shall ensure steady decrease of the balance of non-compliant business on these marketplaces and shall not engage in any new non-compliant operations.

There are also certain rules, laws and regulations relevant or applicable to the internet financing service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent

The standing committee of the National People’s Congress adopted the Patent Law in 1984 and was subsequently amended in 1992, 2000 and 2008. The state Council promulgated Implementation Regulation for the Paten Law in 2001, which was amended in 2010. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright

The National People’s Congress adopted the Copyright Law in 1990 and amended in 2001 and 2010. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

Software products

In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated, including Copyright Law of the PRC which was promulgated in 1990 and amended in 2001 and February 2010 and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002 and was amended in January 2011 and further amended in January 2013 and the Measures for Administrative Protection of Internet Copyright which was jointly issued by National Copyright Administration of the PRC and the MIIT in April 2005. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders. In 2002, in order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, as amended in 2013, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, we had registered 14 computer software copyrights as of December 31, 2019.

Trademark

The PRC Trademark Law was adopted in 1982 and was amended in 1993, 2001, 2013 and 2019. The Trademark Office under the SAIC handles trademark registrations and grants a term of 10 years for registered trademarks and another 10 years if requested upon expiry of the first or any renewed ten-year term. Trademark license agreements must be filed with the Trademark Office for record. We registered our trademark “开心汽车” in class 35, which is crucial to our business.

Domain Names

In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration and revised it in 2009 and 2012, setting forth detailed rules for registration of domain names. On August 24, 2017, the MIIT, promulgated the Administrative Measures for Internet Domain Names, or Internet Domain Name Measures. The Internet Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In June 2019, the CNNIC issued the new version of Rules of First-tier Domain Name Dispute Resolution and the former version issued in 2014 was abolished, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered domain names including www.kaixin.com.

Regulations on Anti-unfair Competition

Under the Anti-unfair Competition Law, effective in 1993 and revised in 2017 and 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

•	using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;

•	using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;

•	using without permission, the main element of a domain name, website name or webpage with a certain degree of influence;

•	carrying out confusing acts that are sufficient to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

Regulations on Foreign Exchange

Under the Foreign Currency Administration Rules, which were revised in 2008, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange, which were promulgated in 1996, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. In June 2016, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to its VIEs. In addition, as SAFE Circular 19 and SAFE Circular 16 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

Moreover, on January 26, 2017, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or SAFE Circular 3. SAFE Circular 3 stipulates several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including provisions that (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding US$50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Moreover, pursuant to SAFE Circular 3, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened.

In utilizing funds that we hold offshore, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operationsin China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

•	loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

Regulations on Dividend Distribution

Wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. The principal regulations governing dividend distributions of wholly foreign-owned enterprises include the PRC Company Law promulgated in 2005, as amended in 2013 and 2018, and the Foreign Investment Law and the Implementation of the Foreign Investment Law promulgated in 2019. Under these regulations, foreign investors can freely remit into or out of PRC, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on generated within the territory of PRC.

In addition, according to the PRC Company Law, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

Regulations on Offshore Investment by PRC Residents

In July 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, promulgated by SAFE in 2005.

SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Employee Stock Options Plans

In 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company, and it was further amended on May 29, 2016. In 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks.

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such resident an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises, as PRC residents may not directly use oversea funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including any changes due to a merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

In addition, the State Administration of Taxation, or SAT, has issued circulars concerning employee share options such as the Notice on Issues Concerning the Individual Income Tax on Equity Incentives issued in 2009 and Notice on Issue of Levying Individual Income Taxes on Incomes from Individual Stock Options promulgated in 2005. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options.

Regulations on Taxation

Enterprise Income Tax

The PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for our ordinary shares the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules, which were promulgated on December 6, 2007 and took effect on January 1, 2008 and was revised on April 23, 2019, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, which were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, were most recently amended on November 19, 2017. According to the Value-added Tax Law, or the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax, or VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. Starting from May 1, 2018, the VAT tax rates had been reduced to 16%, 10%, 6% and 0%. Starting from April 1, 2019, the VAT tax rates have been further reduced to 13%, 9%, 6% and 0%.

As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities are generally subject to 6% or 13% VAT rate.

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the China-HK Taxation Arrangement, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. According to the SAT Circular 601, the 5% tax rate does not automatically apply as approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under the relevant taxation treaties. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although Shanghai Auto is currently wholly owned by Jet Sound Hong Kong Company Limited, there can be no assurance that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations. To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits.

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which was amended in 2009. The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in 2008 and amended on September 18, 2018 are triggered.

Regulations on Overseas Direct Investment

In August 2014, MOFCOM promulgated the Measures for the Administration of Overseas Investment, or the Overseas Investment Measures. The Overseas Investment Measures define “overseas investment” as activities that an PRC enterprise obtains any ownership, right of control, right of business management, or other relevant rights and interests by formation, merger or any other means. Pursuant to the Overseas Investment Measures, the overseas investment shall make record-filing with local branch of MOFCOM via the online filing system if it is not involved any sensitive country or region, or any industry.

In December 2017, the NDRC adopted the Administrative Measures for Enterprises’ Overseas Investment, or the Overseas Investment Rules, which became effective in March 2018. The Overseas Investment Rules provide that, for local enterprises (enterprises that are not managed by the state government), if the amount of investment made by the Chinese investors is less than US$300 million, and the target project is non-sensitive, then the overseas investment project will require online filing with the local branch of the NDRC where the enterprise itself is registered. And overseas investment in the Overseas Investment Rules shall mean activities where an PRC enterprise, directly or through an overseas enterprise controlled by it, acquires overseas any ownership, right of control, right of business management, or other relevant rights and interests, by contributing assets or rights and interests, providing financing and/or guarantee, or any other means.

C.            Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	Rui Yi and Thomas Jintao Ren hold 1% and 99% of the equity interests in Shanghai Jieying, respectively.

(2)	Jing Yang and James Jian Liu hold 99% and 1% of the equity interests in Qianxiang Changda, respectively.

Contractual Agreements with Our VIEs and Their Shareholders

Current PRC laws and regulations impose certain restriction or prohibition on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. We are a company registered in the Cayman Islands, and our PRC subsidiaries, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through our VIEs, Shanghai Jieying and Qianxiang Changda, and their subsidiaries, based on a series of contractual arrangements by and among Shanghai Auto, our VIEs and their shareholders. Through these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that provide us with effective control over our VIEs and enable us to receive substantially all of the economic benefits from their operations.

Agreements that Give Us Effective Control over the VIEs

Loan Agreements

Shanghai Auto entered into loan agreements with each shareholder of the VIEs in 2017. Pursuant to these loan agreements, Shanghai Auto has granted an interest-free loan to each VIE shareholder, which may only be used for the purpose of a capital contribution to the VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the VIEs to Shanghai Auto or its designated representatives. The term of each loan is 10 years from the actual drawing down of the loan by the relevant VIE shareholder, and will be automatically extended for another 10 years unless a written notice to the contrary is given by Shanghai Auto to the VIE shareholder three months prior to the expiration of the loan. The VIE shareholders undertake, among other things, not to transfer any of their respective equity interests in the VIEs to any third party.

Equity Option Agreement

Shanghai Auto entered into equity option agreements with each shareholder of the VIEs in 2017. Pursuant to these equity option agreements, each VIE shareholder has granted Shanghai Auto an option to acquire all of his or her equity interests in the VIEs at the price equivalent to the lowest price then permitted under PRC law, with Shanghai Auto making payment of such price by cancelling all or an equivalent portion of the loan under the applicable loan agreement with such VIE shareholder. Shanghai Auto may, at its sole discretion, at any time exercise the option granted by the VIE shareholder. Moreover, Shanghai Auto may transfer such option to any third party. The VIE shareholders may not, among other obligations, transfer, donate, pledge or otherwise dispose of their equity interests in any way, increase or decrease the registered capital of the VIEs, or enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by Shanghai Auto. The equity option agreements will remain in effect until all equity interests have been acquired by Shanghai Auto directly or through its designated representative or Shanghai Auto terminates the agreements unilaterally with 30-day prior written notice.

Power of Attorney

Each shareholder of the VIEs signed a power of attorney in 2017 pursuant to which he or she irrevocably authorizes Shanghai Auto or any person designated by Shanghai Auto to vote on such VIE shareholder’s behalf at the shareholders’ meetings of the VIEs and exercise full voting rights as a VIE shareholder, including but not limited to, the right to propose a shareholders’ meeting, to accept any notification about the holding of such meeting, to attend the shareholders’ meeting and exercise full voting rights, and to sell or transfer any portion of the VIE shareholder’s equity interests in the VIEs.

Business Operation Agreement

Shanghai Auto entered into business operation agreements with the VIEs and their shareholders in 2017, pursuant to which (1) each VIE shall not enter into any transaction which may materially affect such VIE’s assets, obligations, rights and operations; (2) each VIE and its shareholders shall accept and strictly execute the proposals provided by Shanghai Auto in respect of the employment and dismissal of such VIE’s employees and the daily business management and financial management of such VIE; and (3) each VIE and its shareholders shall only appoint individuals designated by Shanghai Auto as the executive director or director of the board of directors. Each of the VIE shareholders must sign powers of attorney assigning their powers and rights to Shanghai Auto. The term of each business operation agreement is 10 years and will be extended automatically for another 10 years except where Shanghai Auto provides prior written notice otherwise.

Equity Pledge Agreement

Shanghai Auto entered into equity pledge agreements with each shareholder of the VIEs in 2017. Pursuant to these equity pledge agreements, the VIE shareholders have pledged all of their equity interests in the VIEs as priority security interest in favor of Shanghai Auto to guarantee VIEs and their shareholders’ performance of their obligations under, where applicable, (i) the loan agreements, (ii) the exclusive technology support and technology services agreements, (iii) the intellectual property right license agreement and (iv) the equity option agreements. Shanghai Auto is entitled to exercise its right to dispose of the VIE shareholders’ pledged interests in the equity of the VIEs and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event that any breach or default event under the equity pledge agreements occurs. Each equity pledge agreement will remain in full force and remain effective until the earlier of (1) the date on which all debts secured have been fully paid; (2) the date on which Shanghai Auto exercises its right under the equity pledge agreement; or (3) the relevant VIE shareholder transfers all of his or her equity interests in the applicable VIE to a third party according to the equity option agreement.

Agreements that Enable Us to Receive Substantially All of the Economic Benefits from the VIEs

Exclusive Technology Support and Technology Services Agreement

Shanghai Auto entered into exclusive technology support and technology services agreements with the VIEs in 2017, pursuant to which Shanghai Auto provides exclusive technology support and technology services to the VIEs. In exchange, the VIEs pay service fees to Shanghai Auto based on the specific fee rate stipulated by Shanghai Auto, and Shanghai Auto has the right to adjust the specific fee rate based on the quantity, scope and nature, among other factors, of the services provided by it to the VIEs at any time. During the term of these agreements, Shanghai Auto has the right to waive the fee under any bill at its sole discretion. Shanghai Auto will exclusively own any intellectual property arising from the performance of these agreements. The term of each exclusive technology support and technology services agreement is 10 years.

Intellectual Property Right License Agreement

Shanghai Auto entered into intellectual property license agreements with our VIEs in 2017, pursuant to which Shanghai Auto grants to the VIEs non-exclusive licenses to use certain intellectual property rights as listed in these agreements during the VIEs’ normal business operations in the PRC. The VIEs pay Shanghai Auto license fees on a monthly basis. The parties have made record filings of copies of these agreements to the relevant authorities subject to PRC law. The term of each intellectual property license agreement is five years and will be automatically extended for an additional one year unless either party provides the other party with prior written notice of termination.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, based on its understanding of the relevant PRC laws and regulations currently in effect, is of the opinion that each of the agreements among Shanghai Auto, our VIEs and their respective shareholders are valid, binding and enforceable in accordance with their terms (except that the pledges on the VIEs’ equity interests would not be deemed validly created until they are registered with the competent administration of industry and commerce, and that the dispute resolution provisions of the contractual arrangements regarding the award of remedies by the arbitration tribunal may not be enforced by PRC courts) and do not violate applicable PRC Laws.

However, our PRC legal counsel has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our internet related value-added business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.            Property, plants and equipment.

Our principal executive offices are located in Beijing China, where we lease approximately 933 square meters of office space as of December 31, 2019. We also lease approximately 28,000 square meters of additional office space in 27 cities across China. Our Dealership Outlets occupy an aggregate of approximately 27,000 square meters. We lease our premises under non-cancelable operating lease agreements.

Some of the lessors of our leased premises in China do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face certain risks relating to the real properties that we lease.”

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have terms of one year.

We believes that we will be able to obtain adequate facilities, principally through leasing, to accommodate its future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating results.

Overview

We are a leading premium used auto dealership group in China. As of December 31, 2019, we had 14 Dealerships covering 14 cities in 12 provinces in China. On average, our Dealership operators have over ten years of experience in the used car industry. We provide used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. In addition to auto sales, for the convenience of our customers, we also provide financing channels to customers and other in-network dealers through our partnerships with financial institutions.

From the launch of our first Dealership market in mid-2017 to December 31, 2019, we sourced, marketed and sold approximately 15,668 used vehicles to customers across China. Our sales have grown as we have increased our penetration in existing markets, expanded our network into new markets and built our brand awareness. We sold approximately 2,225, 7,438 and 6,005 vehicles in 2017, 2018 and 2019, respectively.

Key Factors Affecting Our Results of Operations

We believe that our results of operations are significantly affected by the following key factors.

Demand for Premium Passenger Vehicles in China

We generate the substantial majority of our revenues from the sales of premium passenger vehicles and the market demand for such passenger vehicles in China directly affects our revenues. Demand for premium passenger vehicles is affected by a variety of factors, including:

•	macro-economic conditions in China, level of urbanization and household income;

•	continued increase in the number of affluent individuals and consumer sentiment toward premium automobiles;

•	continued improvement of road networks and infrastructure; and

•	PRC laws and regulations with regard to passenger vehicles.

The Chinese premium automobile market has experienced significant growth in recent years. According to iResearch, the Chinese automotive industry generated approximately RMB3.4  trillion (US$488.5 billion) in sales in 2017, with used car sales accounting for approximately RMB0.6 trillion (US$86.2 billion). These figures are expected to grow to RMB4.2  trillion (US$603.2 billion) and RMB1.6  trillion (US$229.8 billion) in 2022, respectively. Among used car sales, premium used car sales value is expected to grow rapidly at a CAGR of 23.2%  from RMB206.3  billion in 2017 to RMB585.3  billion in 2022, as compared with low-end used car value, which is expected to grow at a CAGR of 15.5% from RMB237.1 billion in 2017 to RMB487.0 billion in 2022, according to iResearch.

Integration of Our Dealerships

We began to acquire majority control of used car dealers across China in the second half of 2017. We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2019, we had 14 Dealerships. Our Dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly impacts our results of operations and financial condition. In addition, expansion of our network of Dealerships may affect our results of operations in the form of startup costs, acquisitions of new Dealership assets or capital injections.

Customer Engagement and Branding

We engage car buyers primarily through our network of Dealerships, our website and mobile apps, and advertising on third-party platforms. Our ability to expand our customer base depends on the scale and performance of the Dealerships as well as our ability to expand the Dealership network. We also collaborate with leading online automotive advertising platforms to tap into their large user bases. Our success in such collaboration will affect our ability to broaden our prospective car buyer base through online channels in a cost-efficient manner.

Our growth depends on our ability to strengthen our brand through word of mouth and advertising. The goal of these endeavors is to increase the number of visitors to our website, mobile apps and Dealership Outlets and increase the likelihood that visitors will purchase vehicles from us. In addition, our performance will be enhanced by providing a superior customer experience, which drives our ability to generate customer referrals and repeat sales.

Competitive Landscape

We believe that our operational model, which combines both online and offline channels, is superior to either online-only or offline-only models and differentiates us from our competitors. Our ability to strengthen our market position as a leading premium used auto dealership group and continue to meet the needs of our customers will continue to affect our results of operations.

Our business is also subject to trends specific to our industry, including customer demand and the competitive landscape. The used car industry in China is highly fragmented, and we see a trend toward consolidation that will take hold in the future. In addition, we believe there are trends toward online technologies and growth of consumer auto financing in China. Competition affects not only our day-to-day performance in terms of our ability to acquire customers and automobile inventory, but also our ability to adapt to these trends.

Technology

As a used car retailer with strong online and offline presence, we have made investments in developing our proprietary technology, including our customer mobile apps and website and our Dealer SaaS system, and we believe the continued enhancement of our technology platforms and integration of technology into our operations are important to our future success. Benefiting from our Renren heritage which gives us credibility, reputation and expertise, we believe we are well positioned to drive the implementation of new technologies in our industry to supplement our offline leadership.

Strategic Expansion and Acquisitions

In the second half of 2017, we started to acquire used car dealers and had acquired 14 used car Dealerships across China as of December 31, 2019. We may selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our operations and technology. These acquisitions, investments, joint ventures and partnerships may affect our results of operations.

Financing and Access to Capital

We have historically funded our operations and expansion with support from Renren, the issuance of ABSs and term loans, and we believe that the future growth and expansion of our business will involve additional debt and/or equity financing. The availability of financing, and the terms on which it is available, are expected to affect our future results of operations.

Key Components of Results of Operations

Revenues

Our revenues are derived from automobile sales and others. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues:
Automobile sales	88,227	75.7	420,005	97.4	332,634	99.4
Others	28,359	24.3	11,399	2.6	2,063	0.6
Total revenues	116,586	100.0	431,404	100.0	334,697	100.0

Automobile Sales

The substantial majority of our automobile sales revenues are generated from the sale of used cars to customers through our Dealerships. Our automobile sales revenues are primarily driven by the number of automobiles sold, the volume of internet traffic on our mobile apps and website, our inventory selection, the effectiveness of our branding and marketing efforts, the quality of our customer services, our pricing and competition in our industry.

Others

Other revenues consist of fees paid to us by financial institutions for facilitation services provided for assisting customers to obtain related financing and insurance for their car purchases.

In addition to revenues directly generated from the sales of used cars, we also collect fees for agency services in connection with the used car sales pursuant to profit-sharing terms in our arrangements with other used car dealers and Kaixin Affiliated Network Dealers.

In 2017, we derived 22.7% of our total revenues from floor financing. We ceased granting new loans for our floor financing business in the first quarter of 2018.

Cost of Revenues

Cost of revenues consists of costs directly related to automobile sales and others. The following table sets forth the breakdown of our cost of revenues, both in absolute amounts and as percentages of our total cost of revenues, for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Automobile sales	85,050	75.2	399,274	96.4	338,016	99.4
Others	28,008	24.8	14,697	3.6	2,158	0.6
Total cost of revenues	113,058	100.0	413,971	100.0	340,174	100.0

Cost of Automobile Sales

Cost of revenues for automobile sales consists of costs directly related to automobile sales, including inventory acquisition costs and write-down of inventory. We expect our cost of revenues for automobile sales to increase in line with the growth of our automobile sales business and Dealership network.

Others

Other cost of revenues primarily includes costs of financing income and provision for financing receivable.

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, research and development expenses, and loss from impairment of goodwill. The following table sets forth our operating expenses for continuing operations, both in absolute amounts and as percentages of our total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing	10,698	36.1	24,077	46.7	14,364	11.2
Research and development	3,982	13.4	4,419	8.6	3,357	2.6
General and administrative	14,971	50.5	23,012	44.7	36,145	28.3
Impairment of goodwill	—	—	—	—	74,091	57.9
Total operating expenses	29,651	100.0	51,508	100.0	127,957	100.0

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our selling and marketing personnel and advertising and promotion expenses. Our selling and marketing expenses may increase in the near term if we increase our promotion expenses for the Kaixin Auto brand or other services.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for our research and development personnel. Our research and development expenses may increase in the near term on an absolute basis as we intend to hire additional research and development personnel to develop new features for its various services and further improve its technology infrastructure.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees, write-offs of prepaid expenses and other current assets, and expenses for third-party professional services. Our general and administrative expenses may increase in the future on an absolute basis as our business grows.

Impairment of Goodwill

For the year ended December 31, 2019, we recorded an impairment of the goodwill amounted to US$74.1 million, which was mainly because of suspension of certain used car dealerships and lower-than-expected performance outlook of active used car dealerships and after-sales service centers.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax, or VAT, at a rate of 6% on the services we provide to customers, less any deductible VAT we have already paid or borne. We are subject to VAT at a rate of 13 % on the sales of new automobiles. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to its intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Discontinued Operations

In May 2016, we terminated our Renren Fenqi business, a financial platform providing credit financing to college students in China for making purchases on e-commerce platforms on an installment payment basis. Renren Fenqi was further transferred back to Renren in December 2017. Such disposal affected our results of operations and was considered discontinued operations. Accordingly, assets, liabilities, revenue and expenses as well as cash flows related to the Renren Fenqi business have been reclassified in our accompanying consolidated financial statements as discontinued operations for all periods presented.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017		2018		2019
		%		%		%
Revenues:
Automobile sales	88,227	75.7	420,005	97.4	332,634	99.4
Financing income	26,426	22.7	2,317	0.5	—	—
Others	1,933	1.6	9,082	2.1	2,063	0.6
Total revenues	116,586	100.0	431,404	100.0	334,697	100.0
Cost of revenues:
Automobile sales	85,050	73.0	399,274	92.6	338,016	101.0
Costs of financing income	15,259	13.1	3,327	0.8	—	—
Provision for financing receivable	12,717	10.9	10,941	2.5	2,158	0.6
Others	32	0.1	429	0.1	—	—
Total cost of revenues	113,058	97.0	413,971	96.0	340,174	101.6
Gross profit (loss)	3,528	3.0	17,433	4.0	(5,477)	(1.6)
Operating expenses:
Selling and marketing	10,698	9.2	24,077	5.6	14,364	4.3
Research and development	3,982	3.4	4,419	1.0	3,357	1.0
General and administrative	14,971	12.8	23,012	5.3	36,145	10.8
Impairment of goodwill	—	—	—	—	74,091	22.1
Total operating expenses	29,651	25.4	51,508	11.9	127,957	38.2
Loss from operations	(26,123)	(22.4)	(34,075)	(7.9)	(133,434)	(39.9)
Other (expenses) income	387	0.3	(812)	(0.2)	840	0.3
Fair value change of contingent consideration	(1,480)	(1.3)	(49,503)	(11.5)	65,594	19.6
Interest income	902	0.8	575	0.1	69	0.0
Interest expenses	(3,068)	(2.6)	(4,261)	(1.0)	(4,057)	(1.2)
Loss before provision of income tax and noncontrolling interest	(29,382)	(25.2)	(88,076)	(20.4)	(70,988)	(21.2)
Income tax (expenses) benefit	(1,158)	(1.0)	(862)	(0.2)	1,920	0.6
Loss from continuing operations	(30,540)	(26.2)	(88,938)	(20.6)	(69,068)	(20.6)
Discontinued operations:
Income (loss) from discontinued operations	1,845	1.6	(594)	(0.1)	—	—
Net loss	(28,695)	(24.6)	(89,532)	(20.8)	(69,068)	(20.6)

Year ended December 31, 2019 compared with year ended December 31, 2018

Revenues

Our total revenues decreased from US$431.4 million in 2018 to US$334.7 million in 2019, primarily due to the decrease in our automobile sales business.

•	Automobile Sales. Our revenues from automobile sales decreased from US$420.0 million in 2018 to US$332.6 million in 2019. The number of cars sold in 2019 was 6,005 units, compared with 7,438 units sold in 2018. The average sales price increased from approximately US$61,000 in 2018 to approximately US$62,000 in 2019. The decrease in sales volume was primarily due to the macroeconomic headwinds in China and a reduction in the overall inventory scales and the restructuring of our Dealerships that led to an interruption of business operations in some locations during 2019. The restructuring is part of our efforts to reduce the resources allocated to low-performing Dealerships and reallocating more resources to better performing Dealerships.

•	Others. Our other revenues decreased from US$11.4 million in 2018 to US$2.1 million in 2019 as we ceased granting new loans for our floor financing business in 2018.

Cost of Revenues

Our cost of revenues decreased from US$414.0 million in 2018 to US$340.2 million in 2019, primarily due to the decrease in our revenues.

•	Cost of Automobile Sales. Our cost of revenues for automobile sales decreased from US$399.3 million in 2018 to US$338.0 million in 2019. This was primarily due to the decrease in our automobile sales and inventory write-down of 17.8 million in 2019 due to the interruption of business operations in some locations.

•	Others. Our other cost of revenues decreased from US$14.7 million in 2018 to US$2.2 million in 2019, primarily due to the discontinuation of our floor financing business and after-sales services.

Gross Profit (Loss)

As a result of the foregoing, we recorded gross profit of US$17.4 million in 2018 and gross loss of US$5.5 million in 2019. The gross loss in 2019 was mainly due to the inventory write-down of 17.8 million in 2019.

Operating Expenses

Our total operating expenses increased from US$51.5 million in 2018 to US$128.0 million in 2019, primarily due to the impairment of goodwill we recorded in 2019.

•	Selling and marketing expenses. Our selling and marketing expenses decreased from US$24.1 million in 2018 to US$14.4 million in 2019. The increase was primarily due to our efforts to improve operation efficiency and reduce headcount and personnel-related expenses.

•	Research and development expenses. Our research and development expenses decreased from US$4.4 million in 2018 to US$3.4 million in 2018, primarily due to a decrease in headcount and personnel-related expenses.

•	General and administrative expenses. Our general and administrative expenses increased from US$23.0 million in 2018 to US$36.1 million in 2019, primarily due to write-off of prepaid expenses and other current assets of US$22.3 million in 2019 primarily due to the interruption of business operation in some locations.

•	Impairment of goodwill. We did not record any impairment of goodwill in 2018. Our impairment of goodwill was US$74.1 million in 2019, which was mainly because of suspension of certain used car dealerships and lower-than-expected performance outlook of active used car dealerships and after-sales service centers.

Fair Value Change of Contingent Consideration

Fair value change of contingent consideration was a loss of US$49.5 million in 2018, as compared to a gain of US$65.6 million in 2019. The fluctuation was mainly due to the change in estimates of the expected shares to be delivered to settle the contingent consideration and change in our share price.

Other (Expenses) Income

Other expenses were US$0.8 million in 2018, as compared to other income of US$0.8 million in 2019.

Interest Income

Our interest income was US$0.6 million in 2018 and US$0.1 million in 2019.

Interest Expenses

Our interest expenses decreased from US$4.3 million in 2018 to US$4.1 million in 2019.

Income Tax Benefit (Expense)

Our income tax benefit was US$1.9 million in 2019, compared with income tax expense of US$0.9 million in 2018.

Loss from Continuing Operations

As a result of the foregoing, we recorded losses of US$88.9 million and US$69.1 million from continuing operations in 2018 and 2019, respectively.

Income (Loss) from Discontinued Operations

We recorded loss from discontinued operations of US$0.6 million in 2018, reflecting the performance of the discontinued Ji’nan Dealership. Loss from discontinued operating was nil in 2019.

Net Loss

As a result of the foregoing, we recorded net losses of US$89.5 million and US$69.1 million in 2018 and 2019, respectively.

Year ended December 31, 2018 compared with year ended December 31, 2017

Revenues

Our total revenues increased significantly from US$116.6 million in 2017 to US$431.4 million in 2018, primarily due to the substantial increase of our used car sales business which was launched in the second half of 2017, the related expansion of our Dealership network and the increase in the number of used cars sold.

•	Automobile Sales. Our revenues from automobile sales increased from US$88.2 million in 2017 to US$420.0 million in 2018. This was due to the launch of our automobile sales business in the second half of 2017. The numbers of cars sold in 2017 and 2018 were 2,225 and 7,438 respectively, and the average sales price increased from approximately US$48,000 in 2017 to approximately US$61,000 in 2018.

•	Others. Our other revenues decreased from US$28.4 million in 2017 to US$11.4 million in 2018, primarily due to the discontinuation of our floor financing business in 2018. The decrease was partially offset by an increase in revenues from value-added services related to our auto sales business and the expansion of our Dealership network.

Cost of Revenues

Our cost of revenues increased significantly from US$113.1 million in 2017 to US$414.0 million in 2018, primarily due to the increase in the cost of revenues associated with our used car sales business which was launched in the second half of 2017.

•	Cost of Automobile Sales. Our cost of revenues for automobile sales increased significantly from US$85.1 million in 2017 to US$399.3 million in 2018. This was primarily due to the rapid growth of our used car sales business and the expansion of our Dealership network, which was launched in the second half of 2017.

•	Others. Our other cost of revenues decreased from US$28.0 million in 2017 to US$14.7 million in 2018, primarily due to the discontinuation of our floor financing business in 2018.

Gross Profit

As a result of the foregoing, our gross profit increased from US$3.5 million in 2017 to US$17.4 million in 2018.

Operating Expenses

Our total operating expenses increased from US$29.7 million in 2017 to US$51.5 million in 2018, primarily due to investments in the growth of our auto sales business and the expansion of its Dealership network, which resulted in increased operating expenses and personnel costs and an increase in share-based compensation expenses.

•	Selling and marketing expenses. Our selling and marketing expenses increased from US$10.7 million in 2017 to US$24.1 million in 2018. The increase was primarily due to the rapid growth of our auto sales business and the expansion of our Dealership network, which resulted in increased personnel and other costs.

•	Research and development expenses. Our research and development expenses increased from US$4.0 million in 2017 to US$4.4 million in 2018, primarily due to the rapid growth of our auto sales business and the expansion of our Dealership network, which resulted in increased personnel and other costs, as well as the development of our Dealer SaaS system, which also resulted in increased personnel costs.

•	General and administrative expenses. Our general and administrative expenses increased from US$15.0 million 2017 to US$23.0 million in 2018, primarily due to the rapid growth of our auto sales business and the expansion of our Dealership network, which contributed to a US$0.6 million increase in personnel and other costs, and a US$ 5.3 million increase in share-based compensation expenses in 2018.

Fair Value Change of Contingent Consideration

Fair value change of contingent consideration was US$1.5 million in 2017, as compared to US$49.5 million in 2018. This was related to certain non-cash fair value change in contingent consideration payable for acquisitions of our Dealerships.

Other (Expenses) Income

Other income was US$0.4 million in 2017, as compared to other expenses of US$0.8 million in 2018.

Interest Income

 Our interest income was US$0.9 million in 2017 and US$0.6 million in 2018.

Interest Expenses

Our interest expenses increased from US$3.1 million in 2017 to US$4.3 million in 2018. The increase primarily reflected interest on term loan agreements.

Income Tax Expense

Our income tax expense was US$1.2 million in 2017 and US$0.9 million in 2018.

Loss from Continuing Operations

As a result of the foregoing, we recorded a loss of US$30.5 million from continuing operations in 2017 and a loss of US$88.9 million from continuing operations in 2018.

Income (Loss) from Discontinued Operations

We recorded income from discontinued operations of US$1.8 million in 2017, reflecting the performance of the discontinued Renren Fenqi business. Loss from discontinued operating was US$0.6 million in 2018, reflecting the performance of the discontinued Ji’nan Dealership.

Net Loss

As a result of the foregoing, our net loss increased from US$28.7 million in 2017 to US$89.5 million in 2018.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant estimates and assumptions.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when control of the good or service has been transferred to the customer which occurs upon delivery. The contracts have a fixed contract price and revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Our revenues are presented net of value-added tax collected on behalf of governments. We record sales commissions as expenses when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses. We do not have any significant financing payment terms as payment is received at or shortly after the point of sale.

We adopted the Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective method. ASC 606 prescribes a five-step model to recognize revenue. Based on the manner in which we historically recognized revenue, the adoption of ASC 606 did not have a material impact on the amount or timing of our revenue recognition and we recorded no cumulative effect adjustment upon adoption. Additionally, we concluded that revenue generated from used car financing services is excluded from the scope of the new revenue standard as it represents revenue within the scope of ASC 310, Receivables, which is explicitly excluded from the scope of ASC 606.

Our revenues mainly comprise revenue from our automobile sales.

We purchase automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sell them directly to our customers through our local dealer shops. The prices of used vehicles are set forth in the customer contracts which are agreed prior to delivery. We satisfy our performance obligation for used vehicle sales upon delivery whereby customers pick up the vehicles from the dealer shops. We recognize revenue at the agreed upon purchase price stated in the contract. When cash is received from customers prior to delivery of the vehicle, we record such cash as advance from customers (a contract liability) in our consolidated balance sheet.

Contingent consideration

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. Upon the closing of the Business Combination as of April 30, 2019, Renren became responsible for settling contingent obligations to Dealership operators. Fair value change losses of contingent consideration of US$1.5 million, US$49.5 million and fair value change gain of US$65.6 million was recorded in our consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019.

Contingent consideration was related to certain consideration payment triggers, such as the performance of each dealer and after-sale service center operator for each of the five years’ following April 30, 2019, our performance in 2019 and 2020 and our share price from May 1, 2019 to October 31, 2021 (earnout shares and indemnification condition). The fair value of the contingent consideration on April 30, 2019 was estimated with the following key assumptions 1) none of the dealer or after-sale service center operator will meet any performance condition for each of the five years’ following April 30, 2019, 2) Renren will not receive any earnout shares and 3) Renren will receive the indemnification shares.

Inventory

Inventory consists of the purchased used and new automobiles. Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period we recognize any necessary adjustments to reduce the cost of vehicle inventory to its net realizable value through cost of sales in the accompanying consolidated statements of operations.

On a quarterly basis, we examine an inventory report. The vehicle is considered slow moving if it has not been sold within a 90 days period since procurement. In estimating the level of inventory write-downs for slow moving vehicles, we consider historical data and forecasted customer demand, such as sales price and inventory turn times of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgements, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustment to reflect inventory at net realizable value. In addition, we write down inventories to zero if they are lost or not able to be realized due to they are detained by non-controlling shareholders with disagreements.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained our inventories in the dealerships and significant uncertainty arises on the realizability of the inventories held by these non-controlling shareholders. We are in the process of negotiating with these noncontrolling shareholders and initiated legal proceedings where necessary. Considering the above facts and circumstances, we reassessed the realizability of our inventories and wrote down inventory of US$17.8 million, which was recoded in cost of revenues.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

In January 2017, the Financial Accounting Standards Board ("FASB") issued ASU 2017-04, "Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"), which eliminates Step 2 from the goodwill impairment test. A public business entity that is a SEC filer should adopt the amendments in ASU 2017-04 for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. On January 1, 2019, we elected to early adopt ASU 2017-04, and prospectively applied the guidance to the annual impairment test.

Goodwill is not amortized, but tested annually for impairment on a qualitative or quantitative basis for our reporting unit as of December 31, or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level. In the qualitative assessment, we consider primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. When performing the annual impairment test, we have the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, we would then be required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of reporting unit with its fair value, which is generally calculated using the discounted cash flow method.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit identified. We engage in the used car business which consists of one reporting unit. The fair value of the reporting unit is estimated using the discounted cash flow method. The discounted cash flow analysis requires judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage the our business, estimation of the long-term rate of growth for our business and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Prior to the adoption of ASU 2017-04, in performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of the reporting unit that we estimate the future cash flows, we have taken into consideration the overall and industry economic conditions and trends, market risk of us and historical information. ASU 2017-04 eliminates the second step of the impairment analysis. Accordingly, if the first step of a quantitative goodwill impairment analysis performed after the adoption of ASU 2017-04 indicates that the fair value of a reporting unit is less than its carrying value, the goodwill of that reporting unit would be impaired to the extent of that difference.

We did not record impairment charges of goodwill for the years ended December 31, 2017 and 2018. For the year ended December 31, 2019, in performing a qualitative goodwill impairment analysis, we concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and performed the quantitative test. We recorded an impairment of the goodwill amounted to US$74.1 million for the year ended December 31, 2019.

Allocation of Expenses

Our consolidated financial statements include our direct expenses. In addition, prior to January 1, 2019, there was an allocation of certain general and administrative expenses, research and development expenses, selling and marketing expenses and cost of revenues paid by Renren and not directly related to our used car trading business and financing business. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses, including accounting, administrative, marketing, internal control, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of time spent on the provision of services attributable to the Company. Since January 1, 2019, we have established our own operational functions and separated our operating expenses from, except that three members of Renren’s senior management continued to take management roles in KAG before the consummation of the Business Combination. The compensation expenses of these three senior management members were allocated based on the estimated time spent on the services for our company. After the Business Combination, there is no more expense allocation from Renren.

We believe the basis and amounts of the allocations are reasonable. While the expenses allocated to us are not necessarily indicative of the expenses that would have been incurred if we had been a separate, stand-alone entity, we do not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if we had been a separate, stand-alone entity.

Recent Accounting Pronouncements

See Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements not yet adopted.”

B.            Liquidity and Capital Resources.

Cash flows and working capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2019, we had an accumulated deficit of US$192.2 million. For the year ended December 31, 2019, we generated negative cash flows from operating activities amounted to US$4.7 million. As of June 30, 2020, our short-term debt of US$718 thousand was in default and not repaid. Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. These above factors raise substantial doubt about our ability to continue as a going concern.

We have reduced our employees by 45% as of June 30, 2020, compared to December 31, 2019, to cut costs. We have also been negotiating with the debtors to extend our short-term debts.

We also intend to obtain additional equity or debt financing arrangements. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Additionally, the potential worsening global economic conditions and the recent disruptions to, and volatility in, financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic may adversely impact our ability to raise the financing. If cash resources are insufficient to satisfy our on-going cash requirements, we will need to scale back our operations.

Although we consolidate the results of our VIEs, our access to cash balances or future earnings of these entities is only through our contractual arrangements with them and their respective shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with Our VIEs and Their Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Net cash used in operating activities was US$73.7 million, US$9.7 million and US$4.7 million in 2017, 2018 and 2019, respectively. As of December 31, 2019, we had cash of approximately US$3.2 million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the year ended December 31,
	2017	2018	2019
	(in thousands of US$)
Net cash used in operating activities	(73,684)	(9,749)	(4,745)
Net cash provided by investing activities	162,411	98,982	1,223
Net cash used in financing activities	(59,734)	(138,637)	(6,328)
Cash and restricted cash at beginning of year	34,985	64,447	13,768
Cash and restricted cash at end of year	64,447	13,768	3,190

Operating Activities

Net cash used in operating activities was US$4.7 million in 2019. The principal items accounting for the difference between our net loss and the net cash used in operating activities in 2019 were impairment of goodwill of US$74.1 million, write-offs of prepaid expenses and other currents assets of US$22.3 million, write-down of inventory of US$17.8 million and a decrease in inventory of US$18.4 million. These items were partially offset by a fair value gain of contingent consideration of US$65.6 million and an increase in prepaid expenses and other current assets of US$12.5 million.

Net cash used in operating activities was US$9.7 million in 2018. The principal items accounting for the difference between our net loss and its net cash used in operating activities in 2018 were a decrease in inventory of US$30.2 million and a decrease in accounts payable of US$2.4 million. These items were partially offset by a fair value loss of contingent consideration of US$30.5 million, an increase in amounts due to related parties of US$4.9 million, an increase in prepaid expenses and other current assets of US$23.0 million, write-offs for advance to supplier related to Ji’nan Dearlership of US$16.8 million, and share-based compensation of US$11.4 million.

Net cash used in operating activities was US$73.7 million in 2017. The principal items accounting for the difference between our net loss and net cash used in operating activities in 2017 were purchases of inventory of US$67.2 million in connection with the growth of its used car sales business, an increase in prepaid expenses and other current assets of US$20.0 million primarily due to an increase of advance to third party dealerships and a decrease in payable to investors of US$4.0 million relating to our ABSs. These items were partially offset by an increase in accounts payable of US$13.6 million, provision for financing receivable losses of US$12.7 million, due to an increase of our financing receivable past due, an increase in advances from customers of US$6.4 million due to cash received from customers of automobile sales prior to delivery, and share-based compensation provided by Renren to our employees of US$4.5 million.

Investing Activities

Net cash provided by investing activities was US$1.2 million in 2019, which was mostly attributable to repayments from customers of financing provided of our floor financing business.

Net cash provided by investing activities was US$99.0 million in 2018, which was mostly attributable to repayments from customers of financing provided of our floor financing business of US$109.7 million.

Net cash provided by investing activities was US$162.4 million in 2017, which was mostly attributable to repayments from customers of financing provided of our floor financing business of US$925.7 million. This was partially offset by payments of cash related to financing provided to used car dealerships customers of our floor financing business of US$748.5 million.

Financing Activities

Net cash used in financing activities was US$6.3 million in 2019, which was primarily attributable to repayment of advances from related parties of US$116.8 million and repayment of borrowings of US$51.2 million, partially offset by proceeds from advances from related parties of US$115.0 million, proceeds from convertible loans of US$21.0 million and proceeds from borrowings of US$18.2 million.

Net cash used in financing activities was US$138.6 million in 2018, which was primarily attributable to principal payment to investors mainly related to our floor financing business of US$187.9 million, partially offset by proceeds from investors mainly related to our floor financing business of US$57.8 million.

Net cash used in financing activities was US$59.7 million 2017, which was primarily attributable to payment to investors of US$1,680.9 million, partially offset by proceeds from investors of US$1,568.9 million, proceeds from borrowings of US$92.5 million offset by repayment of borrowings of US$14.1 million, primarily from our term loan financing arrangements.

Capital Expenditures

Our capital expenditures were US$21 thousand, US$764 thousand and US$68 thousand in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used to purchase servers, computers and other equipment for our business. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Our company, Kaixin Auto Holdings, is a holding company with no operations of its own. We own and conduct operations primarily through operating subsidiaries and VIEs in China. As a result, we rely on dividends and other distributions paid by our operating subsidiaries to pay dividends to our shareholders or to service our outstanding debts. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018 and 2019 were increases of 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Internal Control over Financial Reporting

Prior to the completion of the Business Combination, we had been a subsidiary of a listed company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of preparing our consolidated financial statements for the year ended December 31, 2017 and 2018, we identified a material weakness in our internal control over financial reporting as of December 31, 2017 and 2018. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified as of December 31, 2017 and 2018 relates to having inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. Specifically, our management concluded that it lacked sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address the complex accounting issues involved in the application of purchase accounting principles in connection with the acquisition of used car dealerships as described in note 5 of the accompanying financial statements.

In 2019, we identified material weaknesses in our internal control over financial reporting relating to (i) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, (ii) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning.

To remedy our identified material weakness, we have taken measures to improve our internal control over financial reporting, including, among others: (i) hiring additional financial professionals with relevant experience, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP and SEC reporting requirements, including disclosure requirements for complex transactions under U.S. GAAP, to provide the necessary level of leadership to our finance and accounting function and increasing the number of qualified financial reporting personnel, (ii) improving the capabilities of existing financial reporting personnel through training and education in the accounting and reporting requirements under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act, and (iii) designing and implementing robust financial reporting and management controls over future significant and complex transactions.

As a company with less than US$1.07 billion in revenue for its last fiscal year, we will qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected not to take advantage of the extended transition period for complying with these new or revised accounting standards.

C.           Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information.

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.           Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.           Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2019:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of US$)
Operating Lease Commitments(1)	3,203	2,233	970	—	—

(1) Representing contractual undiscounted operating lease obligations relating to our non-cancelable lease of offices and facilitates.

Our operating lease commitments relate to our leases of offices for business operation. We lease offices under non-cancelable operating lease arrangements with initial terms in excess of one year.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.           Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chen Ji	40	Chief Executive Officer
Yi Yang	47	Chief Financial Officer
Jun Ma	40	Chief Technology Officer
Jinfeng Xie	40	Chief Operating Officer
Xiaoguang Li	39	Vice President of Marketing
Joseph Chen	50	Director
James Jian Liu	47	Director
Tianruo Pu	51	Independent Director
Lin Cong	39	Independent Director

Chen Ji has served as KAG’s and then our chief executive officer since October 2018. He served as KAG’s chief operating officer from September 2014 to October 2018. Prior to rejoining Renren, Mr. Ji was a senior director of operations of Baidu from August 2013 to September 2014. Mr. Ji served as a director of operations, purchasing and payment at Renren between May 2009 and August 2013. Prior to that, Mr. Ji worked as a purchasing manager of LG for six years. Mr. Ji received a bachelor’s degree from Beijing Institute of Architectural Engineering in road bridges and intelligent transportation and a master’s degree in E-commerce from University of Essex.

Yi Yang has served as our chief financial officer since October 2019. Prior to joining us, Ms. Yang served as strategic investment director and financial controller for Jomoo, a leading manufacturer and supplier of home products, such as kitchen and bathroom units, in China. Prior to that, she was chief financial officer at Wellong Etown, an internet-based logistics company. Ms. Yang has also worked at the Bank of New York Mellon as vice president and controller, where she formulated strategic financial plans, participated in asset restructurings, and worked on numerous large domestic and cross-border M&A transactions. Ms. Yang received a master’s degree in Computer Science from Saint Joseph’s University in the U.S. She is a certified public accountant, and a member of American Institute of Certified Public Accountants (AICPA).

Jun Ma has served as KAG’s and then our chief technology officer since June 2018. Prior to joining us, Mr. Ma gained over 12 years professional experience as a tech leader of top tech companies including Google, Intel, NCF Group, and Wanda E-commerce. Mr. Ma was also a serial entrepreneur. He was the key founding member of Yunyun search engine and co-founder of An’s Cocktail. Mr. Ma received a bachelor’s degree in Computer Science and Technology and a master’s degree in Computer Software and Theory from Fudan University.

Jinfeng Xie has served as KAG’s and then our chief operating officer since December 2018. Previously, Mr. Xie had served as vice president of sales since October 2014. Mr. Xie joined Renren in 2010 and has since held various positions in sales. Prior to joining Renren, Mr. Xie worked as regional manager of Dianping between 2008 and 2010. Prior to that, Mr. Xie worked at Alibaba for two years. Mr. Xie received a bachelor’s degree in transportation from Shijiazhuang Railway Institute.

Xiaoguang Li has served as KAG’s and then our vice president of marketing since November 2017. Prior to joining us, Mr. Li served as a vice president of Chezhibao. Prior to that, he was a brand marketing director of E-Driving, a public relations director of Xiaomi, and a senior marketing manager of Kingsoft. Mr. Li received a bachelor’s degree in advertising from Liaoning University.

Joseph Chen has served as the chairman of KAG’s and then our board of directors since KAG’s founding. He is also the founder of Renren where he serves as chairman of the board of directors and chief executive officer. Prior to founding Renren, Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first generation SNS in China and one of China’s most visited websites in 1999. He served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and an M.B.A. degree from Stanford University.

James Jian Liu has served as director of KAG and then our company since October 2018. He had served as KAG’s chief executive officer from September 2014 to October 2018. He has also served as the chief operating officer of Renren since February 2006. Before joining Renren, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as product management director at Fortinet in its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in computer science from Shanghai Jiao Tong University and an M.B.A. degree from Stanford University, where he was an Arjay Miller Scholar.

Tianruo Pu has served as our director since April 2019. He is also an indepdendent director and the chairman of the audit committee of Renren, Autohome (NYSE: ATHM), OneConnect Financial Technology Co., Ltd. (NYSE: OCFT) and 3SBio (HKEX:1530). Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China, including management positions with public companies. Mr. Pu received his MBA degree from Northwestern University’s Kellogg School of Management in 2000 and his Master of Science degree in accounting from the University of Illinois in 1996.

Lin Cong has served as our director since April 2019. He is also a director of Uxin Limited (NASDAQ: UXIN). He has served as the Vice President of 58.com Group since March 2017. Before joining 58.com, he was the co-founder and Chief Financial Officer of Youche.com, an used car dealer chain in China. Mr. Cong took the VP positions of Finance and IT with 58.com before establishing Youche.com, where he served as CEO from February 2014 to March 2017. Mr. Cong also served as management consultant with Boston Consulting Group from August 2008 to August 2009 and as an auditor with PriceWaterhouseCoopers in China from August 2002 to May 2005. Mr. Cong holds a bachelor’s degree in accounting from Tsinghua University and an M.B.A. degree from Stanford University.

B.           Compensation.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately US$0.81 million in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers.

We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as violation of our internal rules, failure to perform agreed duties or dishonest acts that resulted in material harm to our interest, disclosure of confidential information or trade secrets that resulted in material harm to our interest, and being subject to criminal liabilities. The executive officer may resign at any time with a 30 days’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination of his or her employment, our trade secrets in confidence. Each executive officer has also agreed that we shall be entitled to all inventions, innovation and other intellectual property rights, titles and patent application rights that are created by such officer while performing assigned work for us or mainly utilizing our resources and premises. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

2019 Equity Incentive Plan

Our 2019 equity incentive plan, or the 2019 Plan, was adopted by our board of directors on April 30, 2019, which replaced an earlier equity incentive plan. The 2019 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 4,715,700 ordinary shares may be granted as awards under the 2019 Plan.

The following paragraphs describe the principal terms of the 2019 Plan.

Administration

The 2019 Plan is administered by our directors, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then the plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to awards then held by a participant in the 2019 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the 2019 Plan is defined as (i) the board of directors changes such that there is turnover of at least 50% of the members of the board; (ii) the shareholders approve any plan or proposal for the liquidation or dissolution of the company; (iii) the shareholders approve any consolidation, merger or share exchange of the company in which the company ceases to exist as a corporation, or as a result of which, the ordinary shares would be converted into cash, securities or other property; or (iv) any sale, lease, exchange or other transfer of all or substantially all of the company’s assets. There will be an exception to the definition of “change of control” as follows: a transaction described in (iii) or (iv) shall not be a “change of control” if (A) after such transaction the board of directors does not undergo a turnover of at least 50% of the members of the board, and/or such unchanged board of directors controls an entity which directly or indirectly holds a majority of the ordinary shares of the continuing, surviving or acquiring entity referenced in (iii) or (iv); and (B) such successor entity assumes all outstanding share awards under the 2019 Plan.

Term

Unless terminated earlier, the 2019 Plan will terminate on April 29, 2029. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

Vesting Schedule

In general, the plan administrator determines, the vesting schedule, which vesting schedule will be set forth in the award agreement.

Amendment and Termination of Plan

Our board of directors may at any time amend, alter or discontinue the 2019 Plan, subject to certain exceptions.

Granted Awards

The table below summarizes, as of May 31, 2020, the outstanding options and restricted shares that have been granted to our directors and executive officers.

Name	Number of shares underlying awards granted		Exercise price (US$ per share)		Grant date	Expiration date
Chen Ji	565,800	(1)	$0.01	(1)	May 3, 2019	May 3, 2029
James Jian Liu	1,060,875	(2)	N/A		May 3, 2019	May 3, 2029
Jinfeng Xie	471,500	(1)	$0.01	(1)	May 3, 2019	May 3, 2029
Joseph Chen	1,113,353	(2)	N/A		May 3 and May 6, 2019	May 3, 2029
Jun Ma	141,450	(1)	$0.01	(1)	May 3 and July 1, 2019	May 3 and July 1, 2029
Lin Cong	9,430	(2)	N/A		May 3, 2019	May 3, 2029
Tianruo Pu	9,430	(2)	N/A		May 3, 2019	May 3, 2029
Xiaoguang Li	75,440	(1)	$0.01	(1)	May 3, 2019	May 3, 2029
Yi Yang	180,439		0.01		August 1, 2019	August 3, 2029
Total	3,627,717

Notes:

(1)	Of which 100 shares are in the form of restricted shares with no exercise price.

(2)	In the form of restricted shares.

C.            Board Practices.

Board of Directors

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Stock Market Rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, to have an independent compensation committee, and to have an independent nominations/corporate governance committees. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Renren controls more than 50% of our voting rights.

Under our memorandum and articles of association, our company shall have not less than three (3) and not more than nine (9) directors, unless such number is changed by special resolution of our shareholders. For so long as Renren and its consolidated affiliates continue to collectively hold at least the same number of ordinary shares than Shareholder Value Fund, which was our second largest shareholder as of May 31, 2020, Renren will have the right to appoint or remove four (4) directors (if we are not a foreign private issuer) or six (6) directors (if we are a foreign private issuer), or such greater number of directors as required in order to allow Renren to appoint the majority of our directors.

Our board of directors currently consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and governance committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Tianruo Pu and Lin Cong. Tianruo Pu is the chairman of our audit committee. We have determined that each member of the committee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that each of Tianruo Pu and Lin Cong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Tianruo Pu and Lin Cong. Tianruo Pu is the chairman of our compensation committee. We have determined that each member of the committee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Governance Committee

Our nominating and governance committee consists of Lin Cong. We have determined that Lin Cong satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also due to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regards to the registered skill and care and these authorized are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Other than the directors that may be appointed by Renren in accordance with our memorandum and articles of association, our directors may be elected by ordinary resolution by our shareholders. Our directors may by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Our directors are not subject to a term of office and each director shall hold office until his or her successor shall have been elected and qualified. A director may be removed from office by special resolution of our shareholders at any time before the expiration of his or term, except that Renren shall have the exclusive right to remove any director designated by it.

Our officers are elected by and serve at the discretion of the board of directors.

D.            Employees.

We had 697, 535 and 279 employees as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had 146 employees located in Beijing and 133 employees located in other cities in China. The following table sets forth the number of our employees categorized by function as of December 31, 2019:

Functional Area	Number of Employees	% of Total Employees
Management and administration	51	18.3%
Sales and marketing	205	73.5%
Research and development	23	8.2%
Total	279	100.0%

We believe that we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as big data analytics, AI, marketing and operations, risk management and sales as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local government regulations from time to time. We enter into employment agreements with our employees. Our senior management enters into employment agreements with confidentiality and non-competition terms. The non-competition restricted period typically expires one year after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with its employees, and we have not experienced any major labor disputes.

E.            Share Ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2020 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 60,464,520 ordinary shares outstanding as of May 31, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any restricted share unit, option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Beneficial Owners(1)	Number of Ordinary Shares	% of Outstanding Orindary Shares
Directors and Executive Officers:
Chen Ji(2)	442,024	*
Yi Yang(3)	*	*
Jun Ma(4)	59,911	*
Jinfeng Xie(5)	333,972	*
Xiaoguang Li(6)	75,440	*
Joseph Chen(7)	*	*
James Jian Liu(8)	828,799	1.37%
Tianruo Pu(9)	3,011	*
Lin Cong(10)	3,011	*
All Directors and Executive Officers as a Group	1,746,168	2.89%
Principal Shareholders:
Shareholder Value Fund(11)	5,199,571	8.60%
Renren, Inc.(12)	47,784,300	79.03%

Notes:

*	Less than 1% of our total outstanding ordinary shares.

(1)	Unless otherwise indicated, the business address of each of the beneficial owners is c/o Kaixin Auto Holdings, 5F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China.

(2)	Consists of 100 restricted shares and 441,924 options to purchase ordinary shares granted under the company’s equity incentive plan.

(3)	Consists of options to purchase ordinary shares granted under the company’s equity incentive plan.

(4)	Consists of 100 restricted shares and 59,811 options to purchase ordinary shares granted under the 2019 Plan.

(5)	Consists of 100 restricted shares and 333,872 options to purchase ordinary shares granted under the 2019 Plan.

(6)	Consists of 100 restricted shares and 75,340 options to purchase ordinary shares granted under the 2019 Plan.

(7)	Consists of restricted shares granted under the 2019 Plan.

(8)	Consists of restricted shares granted under the 2019 Plan which are held by Hawk Investment Group Limited, a British Virgin Islands company. Mr. Liu owns all of the outstanding interests in Hawk Investment Group Limited, and has voting and dispositive power over the shares held by it. The address of Hawk Investment Group Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)	Consists of restricted shares granted under the 2019 Plan.

(10)	Consists of restricted shares granted under the 2019 Plan.

(11)	Consists of ordinary shares.

(12)	Consists of 24,984,300 ordinary shares held by Renren, 3,300,000 ordinary shares held in escrow pursuant to certain indemnification conditions under the Share Exchange Agreement and 19,500,000 ordinary shares held in escrow pursuant to certain earn-out conditions under the Share Exchange Agreement, with respect to which Renren has voting rights. The address of Renren is 5F, North Wing, 18 Jiuxianqiao Middle Road, Beijing, 100016, People’s Republic of China. Renren is a reporting company under the Exchange Act which is listed on the New York Stock Exchange.

As of May 31, 2020, 2,636,255 of our shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Please refer to “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Renren

See “Item 4. Information on the Company—History and Corporate Structure of the Company—History of KAG Before the Business Combination” for information on KAG’s reorganization transactions.

Prior to the Business Combination, KAG had been a majority-owned subsidiary of Renren. Historically, Renren has provided us with financial, accounting, administrative, sales and marketing, legal and human resources services, as well as the services of a number of our executive officers and other employees, the costs of which were allocated to us based on factors including proportion of revenues, infrastructure usage and labor usage attributable to us, among other things. We have begun to invest in our own financial, accounting, administrative, sales and marketing, human resources and legal services functions separate from Renren’s, and we will further establish other support systems of our own or contract with third parties to provide them. In connection with the Business Combination, we have entered into agreements with Renren with respect to various ongoing relationships between us and Renren. These agreements include a master transaction agreement, a transitional service agreement, and a non-competition agreement. The following are summaries of these agreements:

Master Transaction Agreement

The master transaction agreement contains provisions relating to our carve-out from Renren. Pursuant to this agreement, we are responsible for all financial liabilities associated with our business that had been conducted by or transferred to us before the completion of the Business Combination, and Renren is responsible for financial liabilities associated with all of its other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and Renren indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, we have agreed to indemnify Renren against liabilities arising from misstatements or omissions in the proxy statement in connection with the Business Combination, except for misstatements or omissions relating to information that Renren provided to Kaixin specifically for inclusion therein. We have also agreed to indemnify Renren against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information Kaixin provides to Renren specifically for inclusion in Renren’s annual reports or other SEC filings following the completion of the Business Combination, but only to the extent that the information pertains to us or our business or to the extent Renren provides us with prior written notice that the information will be included in its annual reports or other subsequent SEC filings and the liability does not result from the action or inaction of Renren. Similarly, Renren will indemnify us against liabilities arising from misstatements or omissions in its subsequent SEC filings or with respect to information that Renren provided to us specifically for inclusion in the proxy statement in connection with the Business Combination, or our annual reports or other SEC filings following the completion of the Business Combination.

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before closing date of the Business Combination, including in connection with the activities to implement the Share Exchange Agreement. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by Renren and to maintain the same fiscal year as Renren until the first Renren fiscal year-end following the earlier of (1) the first date when Renren no longer owns a specified percentage of the voting power of our then outstanding securities. This earlier date is referred to as the control ending date. We have also agreed to use our reasonable best efforts to complete our audit and provide Renren with all financial and other information on a timely basis so that Renren may meet its deadlines for its filing of annual and quarterly financial statements.

Under the master transaction agreement, the parties have also agreed to cooperate in sharing information and data collected from each party’s business operations, including without limitation user information and data relating to user activities. The parties will agree not to charge any fees for their cooperation provided under the agreement unless they separately and explicitly agree otherwise.

The parties have also agreed on certain other matters related to the relationship between us and Renren, including employees, premises and treatment of loans currently outstanding between us and Renren.

The master transaction agreement will automatically terminate after a certain period following the first date on which upon which Renren ceases to own in aggregate at least a specified percentage of the voting power of our then outstanding securities, provided that the agreement on sharing information and data will terminate on the earlier of (i) a number of years following the commencement of the cooperation period or (ii) a number of years after the first date upon which Renren ceases to own in aggregate at least a specified percentage of the voting power of our then outstanding securities. This agreement will be terminable early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement, the non-competition agreement and the sales and marketing services agreement.

Transitional Services Agreement

Under the transitional services agreement, we and Renren have agreed that, during the service period as described below, Renren will provide us with various corporate support services, including but not limited to administrative support, operational management support, legal support, technology support and office facilities. Renren also may provide us with additional services that we and Renren may identify from time to time in the future.

The price to be paid for the services provided under the transitional service agreement will be the actual direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the services.

The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the transitional services agreement commences on the completion of the Business Combination and will end on the expiration of five years thereafter. We may terminate the transitional services agreement with respect to either all or part of the services by giving prior written notice to Renren and paying a termination fee equal to the direct costs incurred by Renren in connection with its provision of services at the time of the early termination. Renren may terminate this agreement with respect to either all or part of the services by giving us prior written notice if Renren ceases to own in aggregate at least a specified percentage of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control over us.

There was no transaction between Renren and us pursuant to the transitional services agreement for the year ended December 31, 2019.

Non-Competition Agreement

Our non-competition agreement with Renren provides for a non-competition period beginning upon the completion of the Business Combination and ending on the later of a certain number of years after the first date when Renren ceases to own in aggregate at least a certain percentage of the voting power of our then outstanding securities and (2) a number of years following the completion of the Business Combination. This agreement can be terminated early by mutual written consent of the parties.

Renren has agreed not to compete with us during the non-competition period in the business that is of the same nature as the business operated by us before the completion of the Business Combination, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with Renren during the non-competition period in the businesses currently conducted by Renren, as described in its periodic filings with the SEC, other than with respect to the business operated by us before the completion of the Business Combination, except for owning non-controlling equity interest in any company competing with Renren.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither Renren nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within a period of time from the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals.

Other Related Party Transactions with Renren

Renren and its subsidiaries provided us with advanced funds to finance our daily operations, which are interest-free and repayable on demand. On April 30, 2019, US$76.0 million was waived by Renren. We received US$113.4 million from Renren and repaid US$116.8 million to Renren in 2019, including the repayment for the loan of US$1.1 million due to Renren, which was assumed by KAG in the Business Combination from CM Seven Star. There was no outstanding balance as of December 31, 2019.

Renren has pledged restricted cash as security for US$2 million, and a subsidiary of Renren provided guarantee for US$7.2 million short term debts obtained by our company in 2019 from East West Bank. See Note 10 of our consolidated financial statements for details of the short-term debt.

On April 30, 2019, KAG, Renren, SVF and our company executed an agreement, or the Waiver Agreement, pursuant to which KAG and Renren waived certain rights under the Share Exchange Agreement in exchange for SVF’s commitment to (i) contribute US$1.6 million to KAH within two weeks after the closing of the Business Combination, (ii) set a limit on the liabilities to be paid by cash (up to US$4.0 million) and noncash (up to US$2.6 million) consideration by KAH and (iii) use its best efforts to restructure US$2.6 million KAH due to SVF prior to the reverse recapitalization, which would have become past due upon the closing of the reverse recapitalization transaction.

Transactions with Shareholder Value Fund

Shareholder Value Fund, or SVF, was initial public offering sponsor of CM Seven Star, and was our largest shareholder before our acquisition of KAG in April 30, 2019. As of May 31, 2020, Shareholder Value Fund was our secondary largest shareholder beneficially owning 8.6% of our outstanding ordinary shares.

On May 23, 2018, Shareholder Value Fund loaned to CM Seven Star US$500,000 pursuant to a non-interest bearing promissory note.

On January 24, 2019, CM Seven Star issued an unsecured non-interest bearing promissory note in the aggregate principal amount of up to US$1.1 million to Shareholder Value Fund to pay for professional services fees related to our acquisition of KAG.

On January 24, 2019, CM Seven Star issued unsecured promissory notes in the aggregate principal amount of US$1.0 million to Shareholder Value Fund in exchange for it depositing such amount into our predecesor’s trust account. The notes did not bear interest and became due upon the closing of our acquisition of KAG. In addition, the notes may be converted by the holder into units of CM Seven Star at a price of $10.00 per unit prior to the closing of the Business Combination.

On April 30, 2019, KAG, Renren, SVF and our company executed an agreement, or the Waiver Agreement, pursuant to which KAG and Renren waived certain rights under the Share Exchange Agreement in exchange for SVF’s commitment to (i) contribute US$1.6 million to KAH within two weeks after the closing of the Business Combination, (ii) set a limit on the liabilities to be paid by cash (up to US$4.0 million) and noncash (up to US$2.6 million) consideration by KAH and (iii) use its best efforts to restructure US$2.6 million KAH due to SVF prior to the reverse recapitalization, which would have become past due upon the closing of the reverse recapitalization transaction.

On June 4, 2019, Shareholder Value Fund paid US$1.6 million to us pursuant to a waiver agreement among us, KAG, Renren and Shareholder Value Fund.

On June 10, 2020, we entered into a subscription agreement with Shareholder Value Fund, pursuant to which we issued to Shareholder Value Fund 4,213,629 ordinary shares of our company on July 6, 2020 in exchange for the cancellation of the loans and payments described above.

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Equity Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Equity Incentive Plan”

C.            Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information.

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to breach of contract, labor and employment claims, copyright, trademark, patent infringement, bankruptcy and other matters. We are not a party to any material ongoing legal or administrative proceedings.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders illegally detained our inventories in our Dealerships and significant uncertainty arises on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. Considering the factor, we wrote down $17.8 million inventory, and wrote off US$22.3 million prepayments for the year ended December 31, 2019. We are in the process of negotiating with these non-controlling shareholders and initiated legal proceedings where necessary.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

B.           Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A.           Offer and Listing Details.

See “—C. Markets.”

B.           Plan of Distribution.

Not applicable.

C.           Markets.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “KXIN.”

D.           Selling Shareholders.

Not applicable.

E.           Dilution.

Not applicable.

F.           Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A.           Share Capital.

Not applicable.

B.           Memorandum and Articles of Association.

The following are summaries of material provisions of our currently effective second amended and restated memorandum and articles of association, and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each ordinary share shall be entitled to one vote on all matters subject to a vote at general meetings of our company. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by any director. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-fifth of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board of directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with our company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

•	the shares to be transferred are free of any lien in favor of our company;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to our company in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders (provided that no such purchase may be made contrary to the terms or manner recommended by the board or directors). Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to our articles of association, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking in priority thereto or pari passu therewith.

Issuance of Additional Shares. Our memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association, any special resolutions passed by our shareholders and the register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by a special resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.            Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.           Exchange Controls.

See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Foreign Exchange.”

E.            Taxation.

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that our company is not a PRC resident enterprise for PRC tax purposes. Our company is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that our company meets all of the conditions above. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our company is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Bulletin 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 37 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Bulletin 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Bulletin 37 and SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions that we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address any U.S. federal estate, gift, Medicare tax on net investment income or alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of our ordinary shares, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations, all of whom may be subject to tax rules that differ significantly from those discussed below, such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations) and governmental entities;

•	holders who acquire our ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Although the law in this regard is not entirely clear, we treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current taxable year or foreseeable future, no assurance can be given in this regard because the determination ofwhether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, it is expected that any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at a lower capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect our ordinary shares will be readily tradeable on an established securities market in the United States, but there can be no assurance that our ordinary shares will continue to be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for the purpose of being a “qualified foreign corporation”). If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if our ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to some limitations. Any such gain or loss that the U.S. Holder recognizes will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ordinary shares), and (ii) any gain realized on the sale or other disposition of our ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury regulations. We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. Each U.S. Holder is advised to consult its tax advisors regarding the potential U.S. federal income tax consequences of owning and disposing of the ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of our ordinary shares. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ordinary shares.

F.           Dividends and Paying Agents.

Not applicable.

G.           Statement by Experts.

Not applicable.

H.           Documents on Display.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov. This information can also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.kaixin.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.            Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our company is the U.S. dollar. The functional currency of our PRC subsidiaries, our VIEs and their subsidiaries is the Renminbi, and the functional currency of our Hong Kong subsidiaries is the Hong Kong Dollar. We use the U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a net foreign exchange gain of US$3.6 million in 2017, a net foreign exchange gain of US$0.4 million in 2018 and a net foreign exchange loss of US$4.5 million in 2019.

To date, We have not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of our ordinary shares will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ordinary shares will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, Kaixin cannot provide assurance that it will not be exposed to material risks due to changes in market interest rate in the future.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.           Debt Securities.

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities.

Not applicable.

D.           American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form S-1, as amended (File Number 333-220510) in relation to our initial public offering of units of CM Seven Star. The registration statement was declared effective by the SEC on October 25, 2017. EarlyBirdCapital, Inc. was the representative of the underwriters for our initial public offering.

See “Item 4. Information on the Company—A. History and Development of the Company—History of CM Seven Star” for a description of the use of proceeds from the initial public offering in connection with the Business Combination.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2019 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding the material weaknesses identified, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm because the internal controls of KAG, which we acquired in 2019, are the only meaningful internal controls to assess as of December 31, 2019, and there has not been adequate time to assess such internal controls since the consummation of our acquisition of KAG.

Internal Control over Financial Reporting

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that each of Tianruo Pu and Lin Cong, independent directors (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.kaixin.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, or KPMG.

	For the Year Ended December 31,
	2018	2019
	(in thousands of US$)
Audit fees(1)	-	960
Total	-	960

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY LLP, or UHY.

	For the Year Ended December 31,
	2018	2019
	(in thousands of US$)
Audit fees(1)	121	71
Total	121	71

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte.

	For the Year Ended December 31,
	2018	2019
	(in thousands of US$)
Audit fees(1)	1,233	523
Total	1,233	523

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

As reported in our current report on Form 6-K furnished to the SEC on July 22, 2019, UHY served as the independent registered public accounting firm for our company, including CM Seven Star, from November 28, 2016 through July 16, 2019.

On November 5, 2019, we appointed KPMG Huazhen LLP as our new independent accountant. The appointment was approved by the audit committee of our board of directors.

Before the completion of the Business Combination, Deloitte served as KAG’s independent registered public accounting firm. Deloitte’s report on KAG’s financial statements for the fiscal years ended December 31, 2017 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Such reports have not been withdrawn or modified.

During the years ended December 31, 2017 and 2018 and the subsequent interim period through November 5, 2019, there were (i) no disagreements between KAG and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in its reports on the KAG’s financial statements for such periods and (ii) no “reportable events” that would be required to be described this annual report other than the material weakness as of December 31, 2017 of inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP disclosed in CM Seven Star’s definitive proxy statement on Schedule 14A filed with the SEC on March 29, 2019 and the material weakness as of December 31, 2018 of inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP disclosed in our current report on Form 8-K filed with the SEC on May 6, 2019.

ITEM 16G. CORPORATE GOVERNANCE.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

•	exemption from the requirement that a majority of our board of directors consists of independent directors;

•	exemption from the requirement that the audit committee is composed of at least three members set forth in Nasdaq Rule 5605(c)(2)(A);

•	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and

•	exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We are also eligible to rely on exemptions afforded to controlled companies. A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Stock Market Rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, to have an independent compensation committee, and to have an independent nominations/corporate governance committees. We are a “controlled company” as defined under the Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum and Articles of Association of Kaixin Auto Holdings, as adopted by a special resolution on April 29, 2019 (incorporated by reference to Exhibit 3.1 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
2.1	Promissory Note in the principal amount of $1,100,000 dated January 24, 2019 (incorporated by reference to Exhibit 10.6 to our annual report on Form 10-K (File No. 001-38261) filed with the SEC on March 25, 2019)
2.2	Promissory Note in the principal amount of $1,013,629.30 dated January 24, 2019 (incorporated by reference to Exhibit 10.7 to our annual report on Form 10-K (File No. 001-38261) filed with the SEC on March 25, 2019)
2.3	Promissory Note dated April 9, 2018 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (File No. 001-38261) filed with the SEC on April 13, 2018)
2.4*	Description of Securities
4.1	Form of Indemnification Agreement between Kaixin Auto Holdings and its directors and executive officers (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.2	Loan Agreement between Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing (English Translation) (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.3	Loan Agreement between Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.4	Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.5	Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.6	Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd among Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.7	Equity Interest Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. among Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.7 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.8	Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information (English Translation) Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.9	Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.9 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.10	Business Operations Agreement among Shanghai Renren Automobile Technology Company Limited, Yi Rui, Thomas Jintao Ren and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.10 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.11	Business Operations Agreement among Shanghai Renren Automobile Technology Company Limited, James Jian Liu, Yang Jing and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.11 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.12	Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd among Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.12 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.13	Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. among Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.13 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.14	Form of Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.16 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.15	Form of Supplement to Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.17 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.16	Form of Used Vehicle Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.18 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.17	Form of Used Vehicle Agency Services Agreement (English Translation) (incorporated by reference to Exhibit 10.19 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.18	Form of Vehicle Consignment Agreement (English Translation) (incorporated by reference to Exhibit 10.20 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.19	Form of Loan and Service Agreement (English Translation) (incorporated by reference to Exhibit 10.21 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.20	Form of Used Vehicle Sales Agreement (English Translation) (incorporated by reference to Exhibit 10.22 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.21	Share Exchange Agreement among CM Seven Star Acquisition Corporation , Kaixin Auto Group and Renren Inc., dated November 2, 2018 (incorporated by reference to Exhibit 10.23 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.22	Master Transaction Agreement among Renren Inc. CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.24 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.23	Non-Competition Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.25 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.24	Transitional Services Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.26 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.25	Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and Renren Inc., dated April 30, 2018 (incorporated by reference to Exhibit 10.27 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.26	Escrow Agreement concerning earnout shares among Renren Inc., CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2018 (incorporated by reference to Exhibit 10.28 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.27	2019 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)
4.28	Waiver Letter in connection with the Share Exchange Agreement among CM Seven Star Acquisition Corporation, Kaixin Auto Group, Renren Inc. and Shareholder Value Fund, dated April 30, 2019 (incorporated by reference to Exhibit 2.2 to our quarterly report on Form 10-Q (File No. 001-38261) filed with the SEC on May 15, 2019)
4.29*	Subscription Agreement between Kaixin Auto Holdings and Shareholder Value fund, dated June 10, 2020
8.1*	Principal subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.4*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the SEC
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Auto Holdings

	By:	/s/ Chen Ji
	Name:	Chen Ji
	Title:	Chief Executive Officer

Date: July 10, 2020

KAIXIN AUTO HOLDINGS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Kaixin Auto Holdings:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Kaixin Auto Holdings and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statement of operations, comprehensive loss, changes in equity (deficit), and cash flows for the year then ended, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustments to the 2018 and 2017 consolidated financial statements to retrospectively give the effect of the reverse recapitalization as described in Note 1(a). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2018 and 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 and 2017 consolidated financial statements taken as a whole.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company has experienced recurring losses from operations, had an accumulated deficit, generated negative cash flows from operating activities, and has short term debt in default, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2(s) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Beijing, China

July 10, 2020

KAIXIN AUTO HOLDINGS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF KAIXIN AUTO HOLDINGS

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments related to the reversed recapitalization discussed in Note 1 to the financial statements, the consolidated balance sheet of Kaixin Auto Group (operating as Kaixin Auto Holdings after the reversed recapitalization described in Note 1 to the financial statements), its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (the “Company”) as of December 31, 2018, the related consolidated statements of operations, comprehensive loss, changes in equity (deficit), and cash flows for each of the two years in the period ended December 31, 2018, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”) (the 2018 and 2017 financial statements before the effects of the retrospective adjustments related to the reverse recapitalization discussed in Note 1 to the financial statements are not presented herein). In our opinion, the 2018 and 2017 financial statements, before the effects of the retrospective adjustments related to the reverse recapitalization discussed in Note 1 to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments related to reversed recapitalization discussed in Note 1 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the accompanying financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of Kaixin Auto Group, its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities. These financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if Kaixin Auto Group, its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities had operated as a stand-alone group during the periods presented.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 6, 2019

We have served as the Company’s auditor since 2018. In 2019, we became the predecessor auditor.

KAIXIN AUTO HOLDINGS

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share and per share data)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash	$7,950	$3,190
Restricted cash	5,818	-
Accounts receivable	1,480	219
Financing receivable, net (net of allowances of $6,365 and $8,450 as of December 31, 2018 and 2019, respectively)	3,486	-
Prepaid expenses and other current assets	38,714	27,586
Inventory	57,950	20,990
Total current assets	115,398	51,985
Goodwill	75,021	-
Property and equipment, net	813	153
Right-of-use assets	-	2,252
Total non-current assets	75,834	2,405
TOTAL ASSETS	$191,232	$54,390
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Kaixin Auto Holdings of $4,675 and $4,035 as of December 31, 2018 and 2019, respectively)	$4,975	$4,122
Short-term debt (including short-term debt of the consolidated VIEs without recourse to Kaixin Auto Holdings of $29,816 and $6,730 as of December 31, 2018 and 2019, respectively)	49,887	16,630
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Kaixin Auto Holdings of $8,030 and $13,770 as of December 31, 2018 and 2019, respectively)	10,644	17,302
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Kaixin Auto Holdings of $6,683 and $ nil as of December 31, 2018 and 2019, respectively)	78,108	4,214
Advance from customers (including advance from customers of the consolidated VIEs without recourse to Kaixin Auto Holdings of $4,078 and $1,622 as of December 31, 2018 and 2019, respectively)	4,078	1,677
Contingent consideration (including contingent consideration of the consolidated VIEs without recourse to Kaixin Auto Holdings of $11,929 and $nil as of December 31, 2018 and 2019, respectively)	11,929	-
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Kaixin Auto Holdings of $6,845 and $4,469 as of December 31, 2018 and 2019, respectively)	7,590	5,319
Lease liabilities – current (including lease liabilities – current of the consolidated VIEs without recourse to Kaixin Auto Holdings of $nil and $1,224 as of December 31, 2018 and 2019, respectively)	-	1,785
Total current liabilities	167,211	51,049
Long-term liabilities:
Long-term contingent consideration (including long-term contingent consideration of the consolidated VIEs without recourse to Kaixin Auto Holdings of $88,098 and $nil as of December 31, 2018 and 2019, respectively)	93,741	-
Lease liabilities – non-current (including lease liabilities – non-current of the consolidated VIEs without recourse to Kaixin Auto Holdings of $nil and $810 as of December 31, 2018 and 2019, respectively)	-	810
Total non-current liabilities	93,741	810
TOTAL LIABILITIES	$260,952	$51,859
Commitments and contingencies	-	-
Equity (Deficit)
Ordinary shares, 200,000,000 and 500,000,000 shares authorized at par value of $0.0001 each, 24,984,300 and 59,150,341 shares issued and outstanding as of December 31, 2018 and 2019, respectively(i)	$2	$5
Additional paid-in capital(i)	38,559	186,450
Accumulated deficit	(146,073)	(192,189)
Statutory reserves	4,004	4,004
Accumulated other comprehensive income (loss)	1,382	(2,840)
Total Kaixin Auto Holdings’ shareholders’ equity (deficit)	(102,126)	(4,570)
Noncontrolling interest	32,406	7,101
Total equity (deficit)	(69,720)	2,531
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$191,232	$54,390

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share data)

	Years ended December 31,
	2017	2018	2019
Revenues:
Automobile sales	$88,227	$420,005	$332,634
Financing income	26,426	2,317	-
Others	1,933	9,082	2,063
Total revenues	116,586	431,404	334,697
Cost of revenues:
Automobile sales	85,050	399,274	338,016
Cost of financing income	15,259	3,327	-
Provision for financing receivable	12,717	10,941	2,158
Others	32	429	-
Total cost of revenues	113,058	413,971	340,174
Gross profit (loss)	3,528	17,433	(5,477)
Operating expenses:
Selling and marketing	10,698	24,077	14,364
Research and development	3,982	4,419	3,357
General and administrative	14,971	23,012	36,145
Impairment of goodwill	-	-	74,091
Total operating expenses	29,651	51,508	127,957
Loss from operations	(26,123)	(34,075)	(133,434)
Other income (expenses)	387	(812)	840
Fair value change of contingent consideration	(1,480)	(49,503)	65,594
Interest income	902	575	69
Interest expenses	(3,068)	(4,261)	(4,057)
Loss before provision of income tax and noncontrolling interest	(29,382)	(88,076)	(70,988)
Income tax (expenses) benefit	(1,158)	(862)	1,920
Loss from continuing operations	$(30,540)	$(88,938)	$(69,068)
Discontinued operations:
Income (loss) from discontinued operations, net of income taxes of $nil and $nil for the years ended December 31, 2017 and 2018	1,845	(594)	-
Net loss	(28,695)	(89,532)	(69,068)
Net loss attributable to the noncontrolling interest	(76)	(317)	(22,952)
Net loss from continuing operations attributable to Kaixin Auto Holdings’ shareholders	(30,464)	(88,621)	(46,116)
Net income (loss) from discontinued operations attributable to Kaixin Auto Holdings’ shareholders	1,845	(594)	-
Net loss attributable to Kaixin Auto Holdings’ shareholders	$(28,619)	$(89,215)	$(46,116)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted(i)	24,984,300	24,984,300	33,146,593

Net income (loss) per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted(i):
Loss per share from continuing operations(i)	$(1.22)	$(3.56)
Income (loss) per share from discontinued operations(i)	$0.07	$(0.02)

Net loss per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted(i):	$(1.15)	$(3.58)	$(1.39)

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US dollars)

	Years ended December 31,
	2017	2018	2019
Net loss	$(28,695)	$(89,532)	$(69,068)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	3,598	404	(4,549)
Other comprehensive income (loss)	3,598	404	(4,549)
Comprehensive loss	(25,097)	(89,128)	(73,617)
Less: Comprehensive loss attributable to noncontrolling interest	(76)	(2,466)	(23,279)
Comprehensive loss attributable to Kaixin Auto Holdings’ shareholders	$(25,021)	$(86,662)	$(50,338)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share data)

	Ordinary shares		Additional paid-in	Accumulated	Statutory	Accumulated other comprehensive	Total Kaixin Auto Holdings’ shareholders’	Noncontrolling	Total equity
	Shares(i)	Amount(i)	capital(i)	deficit	reserves	income (loss)	equity (deficit)	interest	(deficit)
Balance at January 1, 2017	24,984,300	$2	$5,206	$(28,239)	$4,004	$(2,620)	$(21,647)	$-	$(21,647)
Other comprehensive income	-	-	-	-	-	2,818	2,818	780	3,598
Noncontrolling interest arising from acquisitions	-	-	1,201	-	-	780	1,981	27,683	29,664
Capital contribution from noncontrolling interest shareholders	-	-	8,355	-	-	-	8,355	6,266	14,621
Contribution from Renren Inc.	-	-	4,615	-	-	-	4,615	-	4,615
Deemed distribution to Parent associated with tax liability	-	-	(725)	-	-	-	(725)	-	(725)
Net loss	-	-	-	(28,619)	-	-	(28,619)	(76)	(28,695)
Balance at December 31, 2017	24,984,300	$2	$18,652	$(56,858)	$4,004	$978	$(33,222)	$34,653	$1,431
Share-based compensation	-	-	9,046	-	-	-	9,046	-	9,046
Other comprehensive income	-	-	-	-	-	2,553	2,553	(2,149)	404
Noncontrolling interest arising from acquisitions	-	-	-	-	-	(2,588)	(2,588)	6,048	3,460
Disposal of subsidiaries	-	-	2,039	-	-	439	2,478	(10,621)	(8,143)
Capital contribution from noncontrolling interest shareholders	-	-	6,346	-	-	-	6,346	4,792	11,138
Contribution from Renren Inc.	-	-	2,476	-	-	-	2,476	-	2,476
Net loss	-	-	-	(89,215)	-	-	(89,215)	(317)	(89,532)
Balance at December 31, 2018	24,984,300	$2	$38,559	$(146,073)	$4,004	$1,382	$(102,126)	$32,406	$(69,720)
Other comprehensive income	-	-	-	-	-	(4,222)	(4,222)	(327)	(4,549)
Reverse recapitalization	28,719,425	3	(5,050)	-	-	-	(5,047)	-	(5,047)
Issuance of units and conversion of rights to ordinary shares	825,000	-	7,500	-	-	-	7,500	-	7,500
Beneficial conversion feature of a convertible loan	-	-	2,128	-	-	-	2,128	-	2,128
Conversion of convertible loans to units and ordinary shares	2,300,000	-	21,219	-	-	-	21,219	-	21,219
Conversion of rights to ordinary shares upon the reverse recapitalization	2,116,401	-	-	-	-	-	-	-	-
Liabilities waived by Renren Inc.	-	-	76,007	-	-	-	76,007	-	76,007
Issuance of restricted shares	205,215	-	-	-	-	-	-	-	-
Contingent liabilities assumed by Renren Inc.	-	-	42,542	-	-	-	42,542	-	42,542
Disposal of a dealership	-	-	(81)	-	-	-	(81)	(701)	(782)
Acquisition of interest in a dealership held by noncontrolling shareholders	-	-	(187)	-	-	-	(187)	(1,325)	(1,512)
Contribution from Renren Inc.	-	-	109	-	-	-	109	-	109
Stock-based compensation	-	-	3,704	-	-	-	3,704	-	3,704
Net loss	-	-	-	(46,116)	-	-	(46,116)	(22,952)	(69,068)
Balance at December 31, 2019	59,150,341	$5	$186,450	$(192,189)	$4,004	$(2,840)	$(4,570)	$7,101	$2,531

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net loss	$(28,695)	$(89,532)	$(69,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	42	161	168
Reduction in the carrying amount of the right-of-use assets	-	-	1,494
Impairment of property and equipment	-	-	503
Allowances for doubtful accounts	-	-	214
Write-offs of prepaid expenses and other current assets	-	-	22,282
Impairment of goodwill	-	-	74,091
Write-down of inventory	-	-	17,826
Gain on disposal of a subsidiary	-	-	(710)
Noncash interest expenses	-	-	2,347
Share-based compensation	4,502	11,436	3,813
Allowances for financing receivable losses	12,745	11,074	2,158
Fair value change in contingent consideration	2,601	30,460	(65,594)
Loss on disposal of equipment	-	8	58
Write-offs of inventory related to Ji'nan Dealership	-	5,912	-
Provision for inventory	-	200	-
Write-offs for advance to supplier related to Ji'nan Dealership	-	16,840	-
Changes in operating assets and liabilities:
Accounts receivable	(1,114)	(229)	1,043
Financing receivable	(321)	2	-
Prepaid expenses and other current assets	(20,048)	(22,967)	(12,527)
Inventory	(67,166)	30,150	18,420
Right-of-use lease assets	-	-	(3,776)
Accounts payable	13,592	(2,426)	(847)
Amounts due from/to related parties	2,027	4,937	-
Lease liabilities - current	-	-	1,807
Accrued expenses and other current liabilities	4,122	395	5,380
Advance from customers	6,375	(2,275)	(2,378)
Income tax payable	1,702	796	(2,270)
Lease liabilities - noncurrent	-	-	821
Payable to investors	(4,048)	(4,691)	-
Net cash used in operating activities	(73,684)	(9,749)	(4,745)
Cash flows from investing activities:
Proceeds from principal repayments of financing receivable	925,709	109,701	1,291
Payments to provide financing receivable	(748,486)	(5)	-
Purchases of property and equipment	(21)	(764)	(68)
Loan to related parties	(9,337)	-	-
Proceeds from repayment of related party loans	8,871	-	-
Loans to a third party	(2,220)	-	-
Cash disposed of from deconsolidation of subsidiaries	(17)	-	-
Acquisition of business, net of cash acquired	(12,088)	(9,950)	-
Net cash provided by investing activities	162,411	98,982	1,223
Cash flows from financing activities:
Proceeds from convertible loans	-	-	21,000
Proceeds from issuance of units	-	-	7,500
Cash acquired in the reverse recapitalization	-	-	6
Proceeds from investors	1,568,938	57,767	-
Payment to investors	(1,680,932)	(187,908)	-
Repayment of borrowings	(14,060)	(107,500)	(51,214)
Proceeds from borrowings	92,498	71,640	18,166
Repayment of advances from related parties	(75,223)	(143,447)	(116,821)
Proceeds from advances from related parties	35,577	159,938	115,035
Capital injection by noncontrolling shareholders	13,468	10,873	-
Net cash used in financing activities	(59,734)	(138,637)	(6,328)
Net increase (decrease) in cash and restricted cash	28,993	(49,404)	(9,850)
Cash and restricted cash at beginning of year	34,985	64,447	13,768
Effect of exchange rate changes	469	(1,275)	(728)
Cash and restricted cash at end of year	$64,447	$13,768	$3,190
Supplemental schedule of cash flows information:
Interest paid	$7,741	$7,448	$1,710
Income taxes paid	177	1	254
Schedule of non-cash investing and financing activities:
Contingent consideration	62,493	14,113	-
Beneficial conversion feature of a convertible loan	-	-	2,128
Conversion of convertible loans to units and ordinary shares, including interest of $219	-	-	21,219
Acquisition of noncontrolling interest	-	-	1,512
Acquisition consideration payable	9,439	-	-
Acquisition of business settled by forgiveness of financing receivable	21,201	1,428	-
Net liabilities acquired in the reverse recapitalization, excluding cash acquired	-	-	5,053
Net assets disposal of a dealership	-	-	62
Liabilities waived by Renren Inc.	-	-	76,007
Contingent liabilities assumed by Renren Inc.	-	-	42,542
Reconciliation to amounts on consolidated balance sheets:
Cash	$17,194	$7,950	$3,190
Restricted cash	47,253	5,818	-
Total cash and restricted cash	$64,447	$13,768	$3,190

The accompanying notes are an integral part of these consolidated financial statements

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Auto Group (“KAG”) was founded in 2011 and was incorporated in the Cayman Islands. Renren Inc. (“Renren”) is KAG’s parent company. On November 2, 2018, CM Seven Star Acquisition Corporation (“CM Seven Star”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Renren and KAG. Pursuant to the Share Exchange Agreement, CM Seven Star acquired all of the issued and outstanding ordinary shares of KAG from Renren by newly issuing ordinary shares of CM Seven Star to Renren (“SPAC Transaction”). The SPAC Transaction was consummated on April 30, 2019. Renren remains the parent company of KAG after the SPAC Transaction, which was accounted for as a reverse recapitalization and fully described below. In connection with the closing of the SPAC Transaction, CM Seven Star changed its name to Kaixin Auto Holdings (“KAH”).

Kaixin Auto Holdings, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Company”) is primarily engaged in the operation of used car sales business and financing services provided to used car dealerships.

(a) Reverse recapitalization

On April 30, 2019, Kaixin Auto Holdings, consummated the SPAC Transaction pursuant to the Share Exchange Agreement, where KAH acquired 100% of the issued and outstanding ordinary shares of KAG, i.e., 160,000,000 ordinary shares of KAG, in exchange for 28,284,300 ordinary shares of KAH newly issued to Renren. There were 3,300,000 ordinary shares of KAH (“Indemnity Shares”) out of the newly issued shares to Renren held in escrow as potential indemnity for claims that may be asserted under the Share Exchange Agreement. Any Indemnity Shares remaining in escrow on May 2021 will be released to Renren, if they are not disbursed due to indemnification claims prescribed in the Share Exchange Agreement.

KAG was determined to be the accounting acquirer given Renren effectively controlled the combined entity KAH after the SPAC Transaction. The transaction is not a business combination because KAH was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by KAG for the net monetary assets of KAH, accompanied by a recapitalization. KAG is determined as the predecessor and the historical financial statements of KAG became KAH’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.1562 established in the reverse recapitalization transaction, which is 24,984,300 divided by 160,000,000, to reflect the equity structure of KAH. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 16. The adjustments are also applied to financial statement schedule I - condensed financial information of parent company where relevant.

The par value of ordinary shares was adjusted retrospectively from $16 to $2, the subscription receivable was adjusted retrospectively from negative $16 to $nil, and the difference of $2 was adjusted retrospectively as in addition paid-in capital as of December 31, 2018. The consolidated statements of changes in equity (deficit) for the years ended December 31, 2017 and 2018 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 160,000,000 to 24,984,300 for the years ended December 31, 2017 and 2018. The loss per share before and after the retrospective adjustments are as follows.

	Years ended December 31,
	2017		2018
	Before adjustment	After adjustment	Before adjustment	After adjustment
Net (loss) income per share attributable to Kaixin Auto Holdings’ shareholders – basic and diluted:
Loss per share from continuing operations	(0.19)	(1.22)	(0.56)	(3.56)
Income (loss) per share from discontinued operations	0.01	0.07	(0.00)	(0.02)

Net loss per share attributable to Kaixin Auto Holdings’ shareholders – basic and diluted	(0.18)	(1.15)	(0.56)	(3.58)

Upon the consummation of the SPAC Transaction, the assets and liabilities of KAH were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs due to their short maturity. After the redemption of ordinary shares of CM Seven Star before the closing of the SPAC Transaction, the net liabilities acquired by KAG were in the amount of $5,047, which were recorded as a reduction in additional paid-in capital. Assets and liabilities of KAH upon the consummation of the SPAC Transaction are as follows:

Cash	$6
Prepaid expenses and other current assets	123
Amounts due to Renren Inc.	(1,050)
Amounts due to Shareholder Value Fund (“SVF”)	(2,614)
Others liabilities	(1,512)
Net liabilities acquired by KAG as of April 30, 2019	$(5,047)

In addition, 19.5 million earnout shares (“Earnout Shares”) were issued and held in escrow. Renren may be entitled to receive Earnout Shares as follows: (1) if KAH’s revenue for the year ended December 31, 2019 is greater than or equal to RMB5 billion, Renren is entitled to receive 1,950,000 ordinary shares of KAH; (2) if KAH’s adjusted EBITDA (net income or loss adjusted for i) the fair value change in contingent consideration, ii) share-based compensation expense, iii) interest expenses, iv) income tax expenses or benefit and v) depreciation) for the year ended December 31, 2019 is greater than or equal to RMB150 million, Renren is entitled to receive 3,900,000 ordinary shares of KAH, increasing proportionally to 7,800,000 ordinary shares if KAH’s adjusted EBITDA is greater than or equal to RMB200 million; and (3) if KAH’s adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340 million, Renren is entitled to receive 4,875,000 ordinary shares of KAH, increasing proportionally to 9,750,000 ordinary shares if KAH’s adjusted EBITDA is greater than or equal to RMB480 million. Notwithstanding the revenue and adjusted EBITDA achieved by KAH for any period, Renren will receive totally 9,750,000 Earnout Shares if the stock price of KAH is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during a fifteen-month period following the closing, and will receive all the 19.5 million Earnout Shares if the stock price of KAH is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a thirty-month period following the closing.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(a) Reverse recapitalization (cont.)

Renren holds the rights of the 19.65 million Earnout Shares in escrow. Any unearned Earnout Shares will be surrendered to KAH. KAH will cancel all the surrendered Earnout Shares and accrued dividends if any.

On April 30, 2019, Renren also waived all the outstanding loans and receivables in the amount of $76,007 due from KAG and KAG’s subsidiaries without recourse by Renren or any of Renren’s subsidiaries upon consummation of the SPAC Transaction. In addition, Renren assumed and became responsible for all the contingent considerations derived from the acquisition of the dealership and after-sales service centers. The fair value of contingent consideration as of April 30, 2019 was $42,542. The release of these liabilities was recognized as a contribution from Renren, which was recognized as an increase in additional paid-in capital.

(b) Reorganization

Prior to the SPAC Transaction, the KAG undertook a series of steps as follows to restructure its business (the “Reorganization”):

Establishment of Shanghai Jieying. In February 2017, Shanghai Jieying Automobile Sales Co., Ltd. (“Shanghai Jieying”) was established in the People Republic of China (“PRC”). Renren designated Mr. Thomas Jintao Ren and Ms. Rita Rui Yi, two PRC citizens and part of Renren’s management, as the shareholders of Shanghai Jieying on behalf of Renren (referred to as “Shanghai Jieying Nominee Shareholders”). Immediately after the establishment of Shanghai Jieying, Shanghai Jieying and Shanghai Jieying Nominee Shareholders entered into a series of contractual arrangements with Beijing Jiexun Shiji Technology Development Co. Ltd. (“Jiexun Shiji”) which enable Jiexun Shiji to be the primary beneficiary of Shanghai Jieying. Shanghai Jieying and its acquired subsidiaries mainly provide used car sales business.

Transfer of Equity Interests of Renren Finance Inc. (“Renren Finance”) and its subsidiary. In April 2017, the equity interest of Renren Finance and its subsidiary, formerly a subsidiary of Renren, were transferred to KAG for no consideration. Renren Finance’s operations mainly included providing used car financing to used car dealerships.

Disposal of Equity Interests of Renren Winday Company Limited. In April 2017, Renren Winday Company Limited, a subsidiary of KAG established in July 2016 with minimal operations was transferred to Renren for a consideration of $1.3 (HK$10,000).

Transfer of Equity Interests and reorganization of Shanghai Changda. In May 2017, Shanghai Changda, formerly a consolidated variable interest entity’s subsidiary of Renren was transferred to Mr. James Jian Liu and Mrs. Jing Yang (referred to the “Shanghai Changda Nominee Shareholders”). Mr. James Jian Liu and Mrs. Jing Yang are two PRC citizens and part of Renren’s management. In June 2017, Shanghai Changda and its Shanghai Changda Nominee Shareholders entered into a series of contractual arrangements with Jiexun Shiji, which enable Jiexun Shiji to be the primary beneficiary of Shanghai Changda. Historically, Shanghai Changda was engaged in providing used car financing services, which mainly included financing to used car dealerships, credit financing to college students, peer-to-peer lending services, wealth management services as well as apartment rental financing. Apartment rental financing services were terminated in January 2016 and were insignificant. Credit financing to college students services, known as Renren Fenqi, was terminated in May 2016 and was further transferred back to Renren in December 2017 (see below). Wealth management platform services were terminated in August 2017 and were further transferred back to Renren in November 2017 (see below). As a result, during the year ended December 31, 2017, the majority of Shanghai Changda’s financing services relates to financing provided to used car dealerships.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(b) Reorganization (cont.)

Transfer of Shanghai Changda subsidiary and business back to Renren. As part of the Reorganization, (1) in November 2017, one of Shanghai Changda subsidiary, Beijing Jingwei Zhihui Information Technology Co., Ltd, who operates KAG’s wealth management services was disposed to Renren and (2) in December 2017, the credit financing to college students business was transferred to Renren. The wealth management services were insignificant to the consolidated results during the year ended December 31, 2017. Additionally, the disposal of KAG’s credit financing to college students was presented as discontinued operations in the accompanying consolidated financial statements. Refer to Note 4 for further details.

As a result, subsequent to the Reorganization, Shanghai Changda was only engaged in providing financing to used car dealerships.

Establishment of Shanghai Auto and amendments of the VIE arrangements with Shanghai Changda and Shanghai Jieying. In August 2017, Shanghai Auto was established in the PRC by KAG. At the same time, Shanghai Jieying and Shanghai Changda terminated their VIE agreements with Jiexun Shiji and entered into VIE agreements with Shanghai Auto. See further discussions below for the current VIE arrangements.

As a result of the Reorganization, the used car trading business and the finance business were transferred to KAG. The accompanying consolidated financial statements for the year ended December 31, 2017 have been prepared as if the current corporate structure has been in existence throughout the period. The related results of operations and cash flows of KAG reflects the used car trading business and finance business. However, such presentation may not necessarily reflect the results of operations and cash flows if KAG had actually existed on a stand-alone basis.

Transactions between KAG and Renren are herein presented and referred to as related party transactions. Because the reorganization took place with companies under common control, the related assets and liabilities have been presented at historical carrying amounts. Subsequently, all the financing business has been terminated by December 31, 2018.

(c) Allocation of Expenses

The accompanying consolidated financial statements include the Company’s direct expenses. In addition, prior to January 1, 2019, there was an allocation of certain general and administrative expenses, research and development expenses, selling and marketing expenses and cost of revenues paid by Renren and not directly related to the Company’s used car trading business and financing business. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses, including accounting, administrative, marketing, internal control, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of time spent on the provision of services attributable to the Company. Since January 1, 2019, the Company has established its own operational functions and separated its operating expenses from its parent, Renren, except for three senior management of Renren continued to take management role of Kaixin before the consummation of the SPAC Transaction. The compensation expenses of the three senior management of Renren were allocated based on the estimated time spent on the services for the Company. After the SPAC Transaction, there is no more expense allocation from Renren due to the Company has separated from its parent.

The total cost of revenues, selling and marketing expenses, research and development expenses and general and administrative expenses allocated from Renren amounted to $16, $48, $283 and $7,166 for the year ended December 31, 2017, $23, $54, $204 and $5,394 for the year ended December 31, 2018, and $nil, $nil, $nil and $109 for the year ended December 31, 2019, respectively. Income tax provision reflected in the Company’s consolidated statement of operations is calculated based on a separate return basis as if the Company had filed a separate tax return.

The allocated expenses above include share compensation cost under Renren’s share awards granted to Renren’s employees amounted to $4,502, $2,390 and $109 for the years ended December 31, 2017, 2018 and 2019, respectively, which have been reflected as capital contributions as of the date such expenses were originally allocated.

Management believes the basis and amounts of these allocations are reasonable. While the expenses allocated to the Company for these items are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, stand-alone entity, the Company does not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if the Company had been a separate, stand-alone entity.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d) Disruption in operations of Dealerships

In August 2018, Shandong Jieying Huaqi Auto Service Co. (“Ji’nan Dealership”, subsidiary of the Company’s VIE’s) received a notice from the local police regarding an investigation of the dealership’s premises. Certain assets of Ji’nan Dealership are not accessible pursuant to the investigation. In connection with these events, the Company determined that it is probable that it cannot enforce the realization of inventory value and that suppliers to the Ji’nan Dealership are unable to fulfill the contract obligation by either delivering vehicles or returning money to the Company due to the ongoing investigation. As a result, the Company wrote off all inventory and advances to suppliers of the Ji’nan Dealership, which totaled US$5.7 million and US$16.1 million respectively in the third quarter of 2018. In addition, in November 2018, the Company has agreed to transfer its equity interest in the Ji’nan Dealership and the related assets to an affiliate of Renren. In exchange, Renren has agreed to waive RMB133.8 million (approximately US$19.5 million) of related amounts due to Renren. The difference between the net book value of the assets transferred to Renren and the waived amount due to Renren was recorded by the Company as a capital contribution from Renren. Refer to Note 4 for further details.

In 2019, due to disagreements with certain noncontrolling shareholders on operational matters, some noncontrolling shareholders detained the Company’s inventories in certain dealerships. Significant uncertainty also arises on the realizability and collectability of the prepayments to purchase used cars for these dealerships and amounts due from these noncontrolling shareholders. The Company is in the process of negotiating with these noncontrolling shareholders and initiated legal proceedings where necessary. Considering the above facts and circumstances, the Company reassessed the realizability of its inventory and assets related to all of its dealerships, and wrote down US$17,826 inventory and wrote off US$22,282 prepaid expenses and other current assets, including prepayments and amounts due from noncontrolling shareholders, for the year ended December 31, 2019.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(e) The VIE arrangements

As of December 31, 2019, Kaixin Auto Holdings’ major subsidiaries, VIEs and VIEs’ major subsidiaries are as follows:

Name of Subsidiaries	Later of date of incorporation or acquisition	Place of incorporation	Percentage of legal ownership by Kaixin Auto Holdings	Principal activities
Major subsidiaries:
Kaixin Auto Group	January 25, 2018	Cayman Islands	100%	Investment holding
Renren Finance, Inc.	December 15, 2014	Cayman Islands	100%	Internet business
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Shanghai Renren Financial Leasing Co., Ltd. (“Shanghai Financial”)	May 25, 2015	PRC	100%	Financing business
Shanghai Renren Automotive Technology Group Co., Ltd. (“Shanghai Auto”)	August 18, 2017	PRC	100%	Investment holding
Fenqi Winday Company Limited	February 29, 2016	Hong Kong	100%	Internet business
Shanghai Lingding Automobile Technology Co., Ltd.	March 3, 2018	PRC	100%	Used car trading business
Variable Interest Entities:
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. (“Shanghai Changda”)	October 25, 2010	PRC	N/A	Internet business
Shanghai Jieying Automobile Sales Co., Ltd. (“Shanghai Jieying”)	February 27, 2017	PRC	N/A	Used car trading business
Major subsidiaries of Variable Interest Entities:
Beijing Kirin Wings Technology Development Co., Ltd.	January 16, 2013	PRC	N/A	Financing business
Shanghai Wangjing Investment Management Co., Ltd	April 20, 2015	PRC	N/A	Financing business
Jieying Baolufeng Automobile Sales (Shenyang) Co., Ltd.	June 14, 2017	PRC	N/A	Used car trading business
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	July 3, 2017	PRC	N/A	Used car trading business
Dalian Yiche Jieying Automobile Sales Co., Ltd.	June 27, 2017	PRC	N/A	Used car trading business
Neimenggu Jieying Kaihang Automobile Sales Co., Ltd.	July 14, 2017	PRC	N/A	Used car trading business
Hangzhou Jieying Yifeng Automobile Sales Co., Ltd.	August 1, 2017	PRC	N/A	Used car trading business
Jilin Jieying Taocheguan Automobile Sales Co., Ltd.	October 31, 2017	PRC	N/A	Used car trading business
Cangzhou Jieying Bole Automobile Sales Co., Ltd.	August 10, 2017	PRC	N/A	Used car trading business
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	November 20, 2017	PRC	N/A	Used car trading business
Shanxi Jieying Weilan Automobile Sales and Service Co., Ltd.	March 13, 2018	PRC	N/A	Used car trading business

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(e) The VIE arrangements (cont.)

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company conducts substantially all of its businesses through its VIEs, Shanghai Changda and Shanghai Jieying, which are mainly engaged in the internet finance business and used car trading business, respectively, as well as its respective subsidiaries.

Shanghai Auto (“WFOE”), a wholly owned subsidiary of Jet Sound Hong Kong Company Limited, entered into a series of contractual arrangements with the VIEs that enable the Company to (1) have the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the WFOE is considered the primary beneficiary of the VIEs and the Company has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the WFOE is the primary beneficiary of the VIEs, the Company believes the WFOE’s rights under the terms of the exclusive option agreement provide it with a substantive kick-out right.

More specifically, the Company believes the terms of the contractual agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. In particular, the Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the exclusive option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which the consent from Mr. Joseph Chen, who holds the most voting interests in Renren, is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, the Company’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees at the sole discretion of the Company, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIEs.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(e) The VIE arrangements (cont.)

The VIEs and their subsidiaries hold the requisite licenses and permits necessary to conduct the Company’s business under the current business arrangements.

The contractual agreements below provide the Company with the power to direct the activities that most significantly affect the economic performance of the VIEs and enable the Company to receive substantially all of the economic benefits and absorb the losses of the VIEs.

(1)	Power of Attorney: The WFOE holds irrevocable power of attorney executed by the legal owners of the VIEs to exercise their voting rights on, including but not limited to dividend declaration, all matters at meetings of the legal owners of the VIEs and through such power of attorney has the right to control the operations of the VIEs. The power of attorney for Shanghai Jieying and Shanghai Changda became effective on August 18, 2017 and will remain effective as long as Shanghai Jieying and Shanghai Changda exist. The shareholders of Shanghai Jieying or Shanghai Changda do not have the right to terminate or revoke the power of attorney without the prior written consent of Shanghai Auto.

(2)	Business Operations Agreement: The business operations agreements specifically and explicitly grant the WFOE the principal operating decision making rights, such as the appointment of the directors and executive management, of the VIEs.

The terms of the business operations agreements are ten years and will be extended automatically for another ten years unless the WFOE provides a 30-day advance written notice to the VIEs and to each of the VIEs’ shareholders requesting not to extend the term three months prior to the expiration dates of August 17, 2027. Neither the VIEs nor any of the VIEs’ shareholders may terminate the agreements during the terms or the extensions of the terms.

(3)	Exclusive Equity Option Agreement: Under the exclusive equity option agreement, the WFOE has the exclusive right to purchase the equity interests of the VIEs from the registered legal equity owners as far as PRC regulations permit a transfer of legal ownership to foreign ownership. The WFOE can exercise the purchase right at any portion and any time in the 10-year agreement period.

Without the WFOE’s consent, the VIEs’ shareholders shall not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in the VIEs in any way. The equity option agreement will remain in full force and effect until the earlier of (i) the date on which all of the equity interests in the VIEs have been acquired by the respective WFOE or its designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by the respective WFOE to the shareholders of the VIEs. The term of these agreements will be automatically renewed upon the extension of the term of the relevant exclusive equity option agreement.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(e) The VIE arrangements (cont.)

(4)	Spousal Consent Agreement: The spouse of each of the shareholders of Shanghai Jieying and Shanghai Changda acknowledged that certain equity interests of Shanghai Jieying and Shanghai Changda, held by and registered in the name of his/her spouse would be disposed of pursuant to the loan agreement, equity option agreement and equity interest pledge agreement of which they were respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

(5)	Exclusive Technology Support and Technology Service Agreement: The WFOE and registered shareholders irrevocably agree that the WFOE shall be the exclusive technology service provider to the VIEs in return for a service fee, which is determined at the sole discretion of the WFOE.

The term of each agreement is ten years and will be extended automatically for another ten years unless terminated by the WFOE. The WFOE can terminate the agreement at any time by providing a three-month prior written notice. The VIEs are not permitted to terminate the agreements prior to the expiration of the terms by August 17, 2027, respectively, unless the WFOE fails to comply with any of their obligations under this agreement and such breach makes the WFOE unable to continue to perform the agreements.

(6)	Loan Agreements: Under loan agreements between the WFOE and each of the shareholders of the VIEs, the WFOE made interest-free loans to the shareholders of exclusively for the purpose of the initial capitalization and the subsequent financial needs of the VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the VIEs to the WFOE or their designated representatives pursuant to the equity option agreements. The term of each of these loans is ten years from the actual drawing down of such loans by the shareholders of the VIEs, and will be automatically extended for another ten years unless a written notice to the contrary is given by the WFOE to the shareholders of the VIEs three months prior to the expiration of the loan agreements. The VIE shareholders undertake, among other things, not to transfer any of their respective equity interests in the VIEs to any third party.

(7)	Equity Interest Pledge Agreement: The shareholders of the VIEs have pledged all of their equity interests in the VIEs with their respective WFOE and the WFOE are entitled to certain rights to sell the pledged equity interests through auction or other means if the VIEs or the shareholders default in their obligations under other above-stated agreements.

These agreements are substantially the same, and that the equity interest pledge has become effective and will expire on the earlier of (i) the date on which the VIEs and their shareholders have fully performed their obligations under the loan agreements, the exclusive technical service agreement, the intellectual property right license agreement and the equity option agreements; (ii) the enforcement of the pledge by the WFOE pursuant to the terms and conditions under this agreement to fully satisfy its rights under such agreements; or (iii) the completion of the transfer of all equity interests of the VIEs by the shareholders of the VIEs to another individual or legal entity designated by the WFOE pursuant to the equity option agreement and no equity interests of the VIEs are held by such shareholders.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(e) The VIE arrangements (cont.)

Risks in relation to the VIE structure

The Company and the Company’s legal counsel believe that Shanghai Auto’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the WFOE, the VIEs and their subsidiaries;

●	Discontinue or restrict the operations of any related-party transactions among the WFOE, the VIEs and their subsidiaries;

●	Impose fines or other requirements on the WFOE, the VIEs and their subsidiaries;

●	Require the WFOE, the VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or

●	Restrict or prohibit the Company’s use of the proceeds of the additional offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its business, including its used car trading business and its financing services to used car dealerships, may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

In addition, if the WFOE, VIEs and their subsidiaries or their shareholders fail to perform their obligations under the contractual arrangements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these contractual agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these contractual agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.

Certain shareholders of the VIEs are also shareholders of the Company. The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example, by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs as beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the current shareholders of VIEs whom also are directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of Cayman Islands and act in the best interest of the Company or that conflicts will be resolved in the Company’s favor. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(e) The VIE arrangements (cont.)

The Company’s ability to control the VIEs also depends on the power of attorney that the WFOE has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOE, VIEs and VIEs’ subsidiaries. As of December 31, 2018 and 2019, the balance of the amount payable by the VIEs and their subsidiaries to the WFOE related to the service fees were $ nil.

	As of December 31,
	2018	2019
Cash	$6,318	$1,080
Accounts receivable	3,026	203
Prepaid expenses and other current assets	27,123	27,083
Inventory	57,859	20,598
Total current assets	94,326	48,964
Goodwill	64,365	-
Property and equipment, net	155	146
Right-of-use assets	-	1,691
Total non-current assets	64,520	1,837
Total assets	$158,846	$50,801
Accounts payable	$4,675	$4,035
Short-term debt (including short-term debt of the consolidated VIEs with recourse to Kaixin Auto Holdings of $nil and $7,900 as of December 31, 2018 and 2019, respectively)	29,816	14,630
Accrued expenses and other current liabilities	8,030	13,770
Amounts due to related parties	6,683	-
Advance from customers	4,078	1,622
Contingent consideration	11,929	-
Income tax payable	6,845	4,469
Lease liabilities - current	-	1,224
Total current liabilities	72,056	39,750
Long-term contingent consideration	88,098	-
Lease liabilities – non-current	-	810
Total non-current liabilities	88,098	810
Total liabilities	$160,154	$40,560

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(e) The VIE arrangements (cont.)

	Years ended December 31,
	2017	2018	2019
Revenues	$90,960	$428,492	$332,629
Net loss	$(10,541)	$(38,561)	$(42,151)
Income (loss) from discontinued operations	$1,845	$(594)	$-

	Years ended December 31,
	2017	2018	2019
Net cash provided by (used in) operating activities	$1,864	$(8,433)	$(3,948)
Net cash provided by (used in) investing activities	$11,441	$(9,980)	$(68)
Net cash (used in) provided by financing activities	$(11,596)	$22,193	$(1,205)

The VIEs contributed an aggregate of 78.0%, 99.3% and 99.4% of the consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 83.1% and 93.4%, respectively, of the consolidated total assets, and 61.4% and 78.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and restricted cash as of December 31, 2019 and cash, restricted cash and financing receivable cash as of December 31, 2018.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. The creditors of the VIE who provided short-term loans of US$7,900 to VIE have recourse to the general credit of WFOE. Creditors of the remaining US$6,730 do not have any recourse to Kaixin Auto Holdings or its subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, including the support from its parent to support its working capital requirements.

The Company has experienced recurring losses from operations. As of December 31, 2019, the Company had an accumulated deficit of $192,189. For the year ended December 31, 2019, the Company generated negative cash flows from operating activities of $4,745. As of June 30, 2020, short term debt of $718 was in default and not repaid.

The above factors raise substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date the financial statements being issued. The Company has reduced its employees by 45% as of June 30, 2020 compare to December 31, 2019 to cut costs. The Company has also been negotiating with the debtors to extend its short-term debt. The Company also intends to obtain additional equity or debt financing arrangements, however, the availability and amount of such funding are not certain. Additionally, the potential worsening global economic conditions and the recent disruptions to, and volatility in, financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic may adversely impact the Company’s ability to raise the financing. If cash resources are insufficient to satisfy the Company’s ongoing cash requirements, the Company will need to further scale back its operations. The financial statements included herein do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary for the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

(c) Principles of consolidation

The consolidated financial statements of the Company include the financial statements of Kaixin Auto Holdings, its subsidiaries, its VIEs and VIEs’ subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Business combinations

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

(e) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for financing receivable, deferred tax valuation allowance, income taxes, value-added taxes, impairment of goodwill, allocation of expenses, share-based compensation expense, the beneficial conversion feature of convertible loans, the purchase price allocation associated with business combinations and the fair value of contingent consideration related to business acquisitions.

(f) Cash and restricted cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2018 and 2019.

Restricted cash consisted of cash deposits used to secure short-term debt borrowings of the Company, which was expected to be released in accordance with the debt agreement. The restriction of restricted cash as of December 31, 2018 lapsed when the related short-term debt agreement was paid off in 2019.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1 — inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

●	Level 2 — inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(h) Financing receivable

Financing receivable represents receivables mostly derived from the used car financing business. Financing receivable is recorded at amortized cost, reduced by a valuation allowance estimated as of the balance sheet date. The amortized cost of a financing receivable is equal to the unpaid principal balance, plus net deferred origination costs. Net deferred origination costs are comprised of certain direct origination costs, net of origination fees received. Origination fees include fees charged to the individuals or companies that increase the financing’s effective yield. Direct origination costs in excess of origination fees received are included in the financing receivable and amortized over the financing term using the effective interest method. Financing origination costs are limited to direct costs attributable to originating the financing, including commissions and personnel costs directly related to the time spent by those individuals performing activities related to the origination.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Financing receivable (cont.)

Allowance for financing receivable

An allowance for financing receivable is established through periodic charges to the provision for financing receivable losses when the Company believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are recorded as credits against the allowance. The Company evaluates the creditworthiness of its portfolio based on a pooled basis due to the composition of homogeneous financing with similar size and general credit risk characteristics for similar financing businesses. The Company considers the credit worthiness of the individuals and the companies receiving financing, aging of the outstanding financing receivable and other specific circumstances related to the financing when determining the allowance for financing receivable. The allowance is subjective as it requires material estimates including such factors as known and inherent risks in the financing portfolio, adverse situation that may affect the ability of the individuals and the companies receiving financing to repay and current economic conditions. Recovery of the carrying value of financing receivable is dependent to a great extent on conditions that are beyond the Company’s control. The Company recorded provision for all the remaining financing receivables of $2,158 in 2019.

Nonaccrual financing receivable

Financing income is calculated based on the contractual rate of the financing and recorded as financing income over the life of the financing using the effective interest method. Financing receivables are placed on non-accrual status when reasonable doubt exists as to the full, timely collection of the financing receivable, which happens typically upon reaching 90 days past due. When a financing receivable is placed on non-accrual status, the Company stops accruing financing income. Financing receivable is returned to accrual status if the related individual or company has performed in accordance with the contractual terms for a reasonable period of time and, in the Company’s judgment, will continue to make period principal and financing income payments as scheduled. The Company writes off its nonaccrual financing receivable by considering factors including death of the borrower and its inability to reach the borrower.

Transfer of financial instruments

Sales and transfers of financial instruments are accounted for under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities.

Through the peer-to-peer platforms, the Company identifies individual investors and transfers creditors’ rights originated from the aforementioned financing services to the individual investors. The Company further offers different investment periods to investors with various annual interest rates while those credit rights are held by the investors. The term of the sales require the Company to repurchase those creditors’ rights from investors prior to or upon the maturity of the investment period. The peer-to-peer lending services were terminated in May 2018. There was no payable to investors as of December 31, 2018 and 2019.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Inventory

Inventory consists of the purchased used and new automobiles. Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period the Company recognizes any necessary adjustments to reduce the cost of vehicle inventory to its net realizable value through cost of sales in the accompanying consolidated statements of operations.

On a quarterly basis, the management examines an inventory report. The vehicle is considered slow moving if it has not been sold within a 90 days period since procurement. In estimating the level of inventory write-downs for slow moving vehicles, the Company considers historical data and forecasted customer demand, such as sales price and inventory turn times of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventory at net realizable value. In addition, the Company writes down inventories to zero if they are lost or detained by noncontrolling shareholders with disagreements.

(j) Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer equipment and application software	2 - 3 years
Furniture and vehicles	5 years

(k) Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

In January 2017, the Financial Accounting Standards Board ("FASB") issued ASU 2017-04, "Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"), which eliminates Step 2 from the goodwill impairment test. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this ASU 2017-04 for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. On January 1, 2019, the Company elected to early adopt ASU 2017-04, and prospectively applied the guidance to the annual impairment test.

Goodwill is not amortized, but tested annually for impairment on a qualitative or quantitative basis for the reporting unit as of December 31, or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. When performing the annual impairment test, the Company has the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, the Company would then be required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of the reporting unit with its fair value, which is generally calculated using the discounted cash flow method.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Goodwill (cont.)

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit identified. The Company engages in the used car business which consists of one reporting unit. The fair value of the reporting unit is estimated using the discounted cash flow method. The discounted cash flow analysis requires judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage the Company’s business, estimation of the long-term rate of growth for the Company’s business and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Prior to the adoption of ASU 2017-04, in performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. In estimating the fair value of the reporting unit that the Company estimates the future cash flows, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. ASU 2017-04 eliminates the second step of the impairment analysis. Accordingly, if the first step of a quantitative goodwill impairment analysis performed after the adoption of ASU 2017-04 indicates that the fair value of a reporting unit is less than its carrying value, the goodwill of that reporting unit would be impaired to the extent of that difference.

The Company did not record impairment charges of goodwill for the years ended December 31, 2017 and 2018. For the year ended December 31, 2019, in performing a qualitative goodwill impairment analysis, the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and performed the quantitative test. The Company recorded an impairment of the goodwill amounted to USD74,091 for the year ended December 31, 2019.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Revenue recognition

The Company recognizes revenue when control of the good or service has been transferred to the customer generally upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company’s revenues are presented net of value-added tax collected on behalf of governments. The Company records sales commissions as expenses when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses. The Company does not have any significant financing payment terms as payment is received at or shortly after the point of sale.

The Company adopted the Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective method. ASC 606 prescribes a five-step model to recognize revenue. Based on the manner in which the Company historically recognized revenue, the adoption of ASC 606 did not have a material impact on the amount or timing of its revenue recognition and the Company recorded no cumulative effect adjustment upon adoption. Additionally, the Company concluded that revenue generated from used car financing services is excluded from the scope of the new revenue standard as it represents revenue within the scope of ASC 310, Receivables, which is explicitly excluded from the scope of ASC 606.

Disaggregation of Revenue

Automobile sales related to used car and new car sales. Financing income related to revenue generated from its used car financing services. Other revenue mainly included revenue generated from agency fees in connection with arrangements with third-party dealers, whereas the Company facilitates sales of their cars, and commissions received by the Company from insurance companies and other financial institutions.

	Years ended December 31,
	2017	2018	2019
Automobile sales	$88,227	$420,005	$332,634
Used car financing income	26,426	2,317	-
Others	1,933	9,082	2,063
Total	$116,586	$431,404	$334,697

Automobile sales

The Company purchases automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sells them directly to its customers through its local dealer shops. The prices of used vehicles are set forth in the customer contracts, which are agreed prior to delivery. The Company satisfies its performance obligation for used vehicle sales upon delivery whereby customers pick up the vehicles from the dealer shops. The Company recognizes revenue at the agreed-upon purchase price stated in the contract. When cash is received from customers prior to delivery of the vehicle, the Company records such cash as advance from customers (a contract liability) in its consolidated balance sheet, which is immaterial as of December 31, 2018. All the advance from customers as of January 1, 2019 were subsequently recognized as revenue during the year ended December 31, 2019.

Used car financing

The Company generates revenue from its financing services business primarily through financing provided to third party used car dealers. Specifically, the Company provides short-term financing services to third party used car dealers to fund the car dealers’ cash needs for used car purchasing. The financing period is no more than six months and is secured by a pledge of the dealers’ used car with total value exceeding the principal of the financing. The Company charges a one-time upfront service fee as well as financing income on a monthly basis. The Company records financing income and service fees related to those services over the life of the underlying financing using the effective interest method on the unpaid principal amounts. The service fees collected upfront, netting the direct origination costs of the financing, are deferred and recognized as financing income as an adjustment to the yield on a straight line basis over the life of the used car financing. The Company has ceased granting new loans for the used car financing since January 2018.

Other revenue

The Company’s other revenues mainly include revenue generated from agency fees in connection with arrangement with third party dealers, whereas the company facilitates sales of their cars. The Company does not control the ownership of the automobiles, but rather is acting as an agent for the third party dealers. Revenue is recognized for the net amount of commission the Company is entitled to retain in exchange for the agency service. Other revenues also include commissions received by the Company from insurance companies and other financial institutions for its facilitation services provided to assist customers in obtaining related insurance and financing for their automobile purchases.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Revenue recognition (cont.)

Value added taxes

Value-added tax (“VAT”) is reported as a deduction to revenue when incurred and amounted to $7,831, $10,757 and $1,899 for the years ended December 31, 2017, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

In 2018, the Company entered into a series of ancillary agreements to facilitate its sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when the Company sources a used car, the legal ownership of the car is transferred to Shanghai Jieying and Shanghai Financial’s executives, and the registration is normally under the name of one of the dealership’s employees. The Company viewed itself as a service provider in the used car transactions, and therefore is only subject to value-added tax on the difference between the original purchase price and the retail price of the used cars.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss carryforwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are presented as non-current in its consolidated balance sheet as of December 31, 2018 and 2019.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

(n) Research and development expenses

Research and development expenses are primarily incurred for the development of new services, features and products for the Company’s financing business, used automotive business as well as the further improvement of the Company’s technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

(o) Financial instruments

Financial instruments include cash, restricted cash, accounts receivable, financing receivable, amounts due to related parties, accounts payable, short-term debt and lease liabilities. Refer to Note 15 for further details.

(p) Foreign currency translation adjustments

The functional and reporting currency of the Company and its subsidiaries in Hong Kong is the United States dollar (“US dollar”). The financial records of the Company’s subsidiaries and VIEs located in the PRC are maintained in their local currency, which is the Renminbi (“RMB”), which is also the functional currency of the PRC

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Company’s entities with the functional currency of RMB, translate their operating results and financial positions into the US dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as accumulated other comprehensive income (loss), which is a component of total equity (deficit).

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q) Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

(r) Share-based Compensation

Share-based compensation expense arises from the Company’s share-based awards granted to its employees. The Company also recorded allocated share-based compensation expenses of Renren’s share-based awards granted to certain members of Renren’s management who, to some extent, provide services to the Company.

In determining the fair value of share options granted, a binomial option pricing model is applied. In determining the fair value of restricted shares granted, the fair value of the underlying shares on the grant date is applied.

Share-based compensation expense for share options and restricted shares granted is recognized on a straight-line method over the requisite service period. The Company elected to not estimate the forfeiture rate, but to account for the forfeiture when forfeitures occur.

A change in any of the terms or conditions of share awards is accounted for as a modification. The Company calculates the incremental compensation cost of modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. The Company recognizes, over the remaining requisite service period of the modified awards, the sum of the incremental compensation cost and the remaining unrecognized compensation cost, if any, for the original award on the modification date.

(s) Leases

The Company leases premises for offices under non-cancellable operating leases. Prior to January 1, 2019, payments made under the operating lease were charged to the consolidated statements of operations on a straight-line basis over the term of underlying lease. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

The Company early adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”) as of January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and has not recast the comparative periods presented in the consolidated financial statements. The adoption of ASC 842 requires the recognition of right-of-use assets and lease liabilities on the balance sheet for both operating and finance leases. The Company elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. Upon the adoption of ASC842, the Company recognized the right-of-use assets and lease liabilities of approximately US$5,141 and US$3,735, respectively, as of January 1, 2019.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Leases (cont.)

The Company used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments. The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	As of December 31, 2018	Effect of Adoption	As of January 1, 2019
Right-of-use assets	$-	$5,141	$5,141
Lease liabilities - current	-	(1,760)	(1,760)
Lease liabilities - non-current	-	(1,975)	(1,975)
Prepaid expenses and other current assets	38,714	(1,422)	37,292
Accrued expenses and other current liabilities	(10,644)	16	(10,628)

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

(t) Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(u) Earnings (loss) per share

The Company computes earnings (loss) per ordinary shares in accordance with ASC 260, Earnings Per Share (“ASC 260”). Under the provisions of ASC 260, basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, warrants, and unvested restricted shares. The dilutive effect of outstanding stock options, warrants, and restricted shares is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period.

The Company uses income (loss) from continuing operations as the control number in determining whether potential ordinary shares are dilutive or antidilutive. That is, the same number of potential ordinary shares used in computing the diluted per-share amount for income from continuing operations shall be used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Recent accounting pronouncements not yet adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments apply to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.	SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash of the Company included aggregate amounts of $7,879 and $2,410 as of December 31, 2018 and 2019, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, restricted cash, accounts receivable, and financing receivable. The Company places its cash and restricted cash with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers in financing business, and requires collateral or other security from the customers for most of its financing receivable as described in Note 6.

There were no customers that accounted for 10% or more of total revenues for the years ended December 31, 2017, 2018 and 2019.

No customers accounted for 10% or more of the balance of accounts receivable or financing receivable as of December 31, 2018 and 2019.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS

Deconsolidation of Student financing business

In May 2016, the Company terminated its credit financing to college students business and made the decision to stop granting any further financing related to this business. During the remaining year ended December 31, 2016 and 2017, the only substantial activity related to this business related to financing income earned on remaining financing receivable as well as collection efforts to collect on any remaining financing receivable balances outstanding. The credit financing to college students which mostly includes the related assets and liabilities remaining for the business was further transferred back to Renren in December 2017 for no consideration as part of the Reorganization discussed in Note 1(b). The carrying amount of the net liability at the time of transfer was insignificant.

The disposal of the business over credit financing to college students, represented a strategic shift and had a major effect on the Company’s results of operations. Accordingly, assets, liabilities, revenue and expenses related to those businesses have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

The operating results from discontinued operations included in the Company’s consolidated statement of operations for the year ended December 31, 2017 were as follows.

Year ended December 31, 2017
Major classes of line items constituting pretax profit of discontinued operations:
Financing income	$2,843
Cost of financing income	1,001
Selling, research and development, and general and administrative expenses	375
Income from the operations of the discontinued operations, before income tax	$1,467
Income tax expenses	-
Income the operations of the discontinued operations, net of tax	$1,467

The condensed cash flow related to the discontinued operations for the year ended December 31, 2017 were as follows.

Year ended December 31, 2017
Net cash used in operating activities	$(624)
Net cash provided by investing activities	$10,357
Net cash used in financing activities	$(9,733)

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.	DISCONTINUED OPERATIONS (cont.)

Deconsolidation of Ji’nan Dealership

In order to focus on the used car business, the Company reached the resolution in the third quarter of 2018 to dispose its Ji’nan Dealership, which is primarily engaged in new car sales, to an affiliate of Renren, along with related assets residing in Shanghai Jieying.

The disposal of Ji’nan Dealership represented a strategic shift and had a major effect on the Company’s results of operations. Accordingly, assets, liabilities, revenue and expenses to those businesses have been reclassified in the accompanying consolidated financial statements as discontinued operations for the years ended December 31, 2017 and 2018.

The following table summarizes the carrying amounts of the major classes of assets and liabilities recorded as discontinued operations in the consolidated balance sheet as of December 31, 2017. There was no discontinued operations on the balance sheet as of December 31, 2018 as the Ji’nan Dealership had been disposed of in December 2018.

As of December 31, 2017
Cash	$133
Accounts and notes receivable, net	50
Inventory	16,311
Prepaid expenses and other current assets	7,931
Current assets classified as discontinued operations	$24,425
Property and equipment, net	-
Goodwill	27,422
Non-current assets classified as discontinued operations	27,422
Accounts payable	$3,006
Advance from customer	400
Accrued expenses and other current liabilities	358
Contingent Consideration Liability-current	1,756
Current liabilities classified as discontinued operations	$5,520
Contingent Consideration Liability-non-current	$18,582
Non-current liabilities classified as discontinued operations	$18,582

The operating results from discontinued operations included in the Company’s consolidated statement of operations were as follows for the years ended December 31, 2017 and 2018.

	Years ended December 31,
	2017	2018
Major classes of line items constituting pretax profit of discontinued operations:
Revenues	$33,264	$47,672
Cost of revenues	31,335	50,531
Selling, research and development, and general and administrative expenses	430	16,777
Fair value change of contingent consideration	(1,121)	19,042
Income (loss) from the operations of the discontinued operations, before income tax	378	(594)
Income (loss) from the operations of the discontinued operations, net of tax	$378	$(594)

The condensed cash flow related to the discontinued operations were as follows for the years ended December 31, 2017 and 2018:

	Years ended December 31,
	2017	2018
Net cash (used in) provided by operating activities	$(18,289)	$516
Net cash used in investing activities	-	(1)
Net cash provided by financing activities	-	-

All notes to the accompanying consolidated financial statements, except for the cash flow statement, have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION

Acquisition of used car dealers in 2017

In the second half of 2017, in order to start and expand its business of used car trading, KAG completed 14 acquisitions. The acquired dealerships mostly operate used car sales business in various cities across China.

Each acquisition, while negotiated independently, was structured in a similar manner. Specifically, Shanghai Jieying, initially purchased all car inventories from each dealership. Subsequent to the car purchase, Shanghai Jieying and the shareholder of the existing car dealership (the “Seller”) enter into an equity purchase agreement which requires the Seller to transfer majority interest of the dealership as follows:

1)

The Seller agrees to set up a new entity to which it transfers the remaining eligible assets of the dealerships, employees, and business contracts owned and leased by the existing dealership. In turn, Shanghai Jieying agrees to subscribe for 70% of the equity interest in this entity.

2)

Shanghai Jieying agrees to inject cash to the newly formed entity described in the preceding paragraph as well as to pay the Seller contingent consideration in the form of shares of KAG, the parent of Shanghai Jieying.

The Company believes that structuring the acquisitions as described above allows them to avoid potential exposures or liabilities associated with the acquired entities. The purchase of cars and acquisition of the new entity were accounted for as a single transaction.

The payment of the contingent consideration is contingent upon the successful offering of KAG (“offering transaction”), as well as the performance of the acquired dealerships. The amount of consideration is measured based on the operating performance of the acquired dealerships both prior to and subsequent to the future offering transaction of KAG, and the number of shares expected to be issued will be calculated based on the issuance price of the offering. Such contingent consideration includes two components that will require KAG to issue the shares at different times. The first issuance will be made upon the successful offering of KAG and is calculated based on a percentage of the cumulative operating results of the acquired dealerships between the acquisition date and the date of the offering. The second issuance will be made in five equal annual installments after the successful offering of KAG and will be calculated based on a percentage of the trailing 12 months operating results of the acquired dealerships leading up to the successful offering, and will be subject to adjustments based on the future financial performance of each acquired dealership. The contingent issuance of shares is not dependent on whether the previous dealership owner remains employed with KAG.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION (cont.)

Acquisition of used car dealers in 2017 (cont.)

Acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation described below was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Subsequent to the date of each acquisition, the Company remeasured the estimated fair values of the contingent consideration at each reporting date. For the year ended December 31, 2017, the Company recorded $1,480 in changes in fair value of contingent consideration in the Company’s consolidated statements of operations as a result of the Company’s re-measurement of the estimated fair value of the contingent consideration at the reporting date.

Acquisition of Shandong, Chongqing and Wuhan in 2017

On July 20, July 3, and October 27, 2017, KAG entered into equity purchase agreements (as described above) with Shandong, Chongqing and Wuhan, respectively. KAG initially purchased all car inventories from each dealership which were recorded at fair value. KAG subsequently entered into equity purchase agreements to purchase the new entity set up by the owners of each used car dealership as described in the previous page. As consideration for the transactions, KAG agreed to (1) pay cash consideration which includes partial consideration for the cars purchased as well as capital injection to the entities acquired, (2) forgive financing receivable outstanding that was previously provided by KAG to the used car dealerships and (3) provide contingent consideration to be paid upon the successful offering of KAG. The allocation of the purchase prices for those three significant acquisitions as of the dates of the acquisition are summarized as below:

	Shandong	Chongqing	Wuhan
Cash	$-	$2,727	$-
Capital injection receivable	1,148	-	3,125
Inventory	3,721	2,791	8,786
Goodwill	26,550	13,277	10,405
Noncontrolling interest	7,965	4,801	3,121

The purchase price comprised of:
— Cash consideration	2,203	2,721	8,470
— Forgiveness of financing receivable	2,666	888	3,441
— Contingent consideration	18,585	9,294	7,284
Total	$23,454	$12,903	$19,195

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION (cont.)

Acquisition of used car dealers in 2017 (cont.)

Other acquisitions of used car dealerships in 2017

During the second half of 2017, KAG further entered into separate equity purchase agreements with an additional 11 individually insignificant car dealerships. KAG initially purchased all car inventories from each dealership which were recorded at fair value. KAG subsequently entered into equity purchase agreements to purchase the new entity set up by the owners of each car dealership as aforementioned. As consideration for the transactions, KAG agreed to (1) pay cash consideration which includes partial consideration for the cars purchased as well as capital injection to the entity acquired,

(2) forgive financing receivable outstanding that was previously provided by KAG to the used car dealership and (3) contingent consideration to be paid upon the successful offering of KAG. The allocation of the purchase price for those insignificant acquisitions is presented on a combined basis as follows:

Other used car dealer acquisitions
Cash	$1,270
Capital injection receivable	10,946
Inventory	30,622
Goodwill	39,043
Noncontrolling interest	12,094

The purchase price comprised of:
— Cash consideration	27,743
— Forgiveness of financing receivable	14,206
— Contingent consideration	27,330
Total	$69,279

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of(a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergies resulting from these acquisitions.

Among all the acquisitions that were completed in 2017, some had capital injections made by both KAG and the noncontrolling shareholders on the acquisition date, such as Chongqing. 30% of the cash was contributed by KAG and 70% contributed by the noncontrolling shareholders, while the ownership interests remained at the agreed 70% and 30%, respectively. Consequently, the fair value of the acquired assets less the fair value of the non- controlling interest does not equal to the aggregate purchase price of all the acquisitions completed in 2017.

The following information summarizes the results of operations attributable to the acquisitions included in the Company’s consolidated statement of operations since the acquisition date:

	Year ended December 31, 2017
	Shandong	Chongqing	Wuhan	Others
Revenues	$33,263	$17,290	$-	$71,483
Net gain (loss)	$1,383	$180	$(10)	$(1,652)

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION (cont.)

Acquisition of used car dealers and after-sales service centers in 2018

During the year ended December 31, 2018, KAG completed the acquisition of three after-sales centers, Jinan Zhoushuo Yidong Automobile Trading Co., Ltd. (“Jinan Zhoushuo”), Chongqing Zhoushuo Xingqi Automobile Service Co., Ltd. (“Chongqing Zhoushuo”) and Suzhou Zhoushuo Lujie Automobile Service Co., Ltd. (“Suzhou Zhoushuo”), and one additional dealership, Shanxi Jieying Weilan Automobile Sales Co., Ltd. (“Shanxi”). The structure of these acquisitions are consistent with the acquisition in 2017. KAG initially purchased all inventories, from each dealership and after-sales service center, KAG subsequently entered into equity purchase agreement to purchase the new entity set up by the owners of each dealership and after-sales service center.

Subsequent to the date of each acquisition, the Company measured the estimated fair values of the contingent consideration at each reporting date. For the year ended December 31, 2018, the Company recorded $49,503 in fair value change of contingent consideration, which was recorded as other expenses in the Company’s consolidated statements of operations as a result of the re-measurement of the estimated fair value of the contingent consideration at the reporting date.

Acquisition of Shanxi in 2018

On April 8, 2018, KAG entered into an equity purchase agreement with Shanxi. KAG initially purchased the car inventories from the dealership which were recorded at fair value. KAG subsequently entered into equity purchase agreement to purchase the new entity set up by the owner of Shanxi used car dealership. As consideration for the transaction, KAG agreed to (1) pay cash consideration which includes partial consideration for the cars purchased as well as capital injection to the entities acquired, (2) forgive financing receivable outstanding that was previously provided by KAG to the used car dealerships and (3) provide contingent consideration to be paid upon the successful offering of KAG. The allocation of the purchase price for this acquisition as of the date of the acquisition is summarized as below:

Shanxi
Cash	$-
Capital injection receivable	1,360
Inventory	4,604
Goodwill	3,917
Noncontrolling interest	1,175

The purchase price comprised of:
— Cash consideration	4,536
— Forgiveness of financing receivable	1,428
— Contingent consideration	2,742
Total	$8,706

The following information summarizes the results of operations attributable to the acquisition included in the Company’s consolidated statement of operations since the acquisition date:

Year ended December 31, 2018
Revenues	$20,135
Net gain	$752

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION (cont.)

Acquisitions of after-sales service centers

During the first half of 2018, KAG further entered into separate equity purchase agreements with three after-sales service centers individually. Each acquisition, negotiated independently, was structured in a similar manner whereby, Shanghai Zhoushuo Automobile Technology Co., Ltd, (“Shanghai Zhoushuo”), a subsidiary of KAG, initially purchased all inventories from each after-sales service center. Subsequent to the purchase, Shanghai Zhoushuo and the shareholder of each of the existing after-sales service center (the “Seller”) entered into an equity purchase agreement which requires the Seller to transfer majority interest of the dealership as follows:

(1)            The Seller agrees to set up a new entity to which it transfers the remaining eligible assets of the after-sales service center, employees, and business contracts owned and leased by the existing after-sales service center. In turn, Shanghai Zhoushuo agrees to subscribe for 70% of the equity interest in this entity.

(2)            Shanghai Zhoushuo agrees to inject cash to the newly formed entity described in the preceding paragraph as well as to pay the Seller contingent consideration in the form of shares of KAG, the parent of Shanghai Zhoushuo.

The Company believes that structuring the acquisitions as described above allows them to avoid potential exposures or liabilities associated with the acquired entities. The purchase of inventories and acquisition of the new entity were accounted for as a single transaction.

The payment of the contingent consideration is contingent upon the successful offering of KAG as well as the meeting performance targets of the acquired after-sales service centers. The amount of consideration is measured based on the operating performance of the acquired after-sales service centers both prior to and subsequent to the future offering transaction of KAG, and the number of shares expected to be issued will be calculated based on the offering price. Such contingent consideration will require KAG to issue the shares at different times. The issuance will be made in four installments, 12-month apart, upon the successful offering of KAG and is calculated based on a percentage of each 12-months cumulative operating results of the acquired after-sales service centers after the acquisition date under different multiples. The contingent issuance of shares is not dependent on whether the previous after-sales service centers owner remains employed with KAG.

Acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation described below was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.	BUSINESS ACQUISITION (cont.)

Acquisitions of after-sales service centers (cont.)

As consideration for the transactions, KAG agreed to (1) pay cash consideration which includes capital injection to the entity acquired and (2) contingent consideration to be paid upon the successful offering of KAG. The allocation of the purchase price for the acquisitions are presented as follows:

After-sales service centers
Capital injection receivable	651
Inventory	35
Goodwill	16,244
Noncontrolling interest	4,873

The purchase price comprised of:
— Cash consideration	686
— Contingent consideration	11,371
Total	$12,057

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergies resulting from these acquisitions.

The following information summarizes the results of operations attributable to the acquisitions included in the Company’s consolidated statement of operations since the acquisition dates:

Year ended December 31, 2018
Chongqing/ Suzhou/ Jinan Zhoushuo
Revenues	$341
Net loss	$582

In December 2018, KAG disposed 70% equity interest of Chongqing Zhoushuo to the minority shareholder and received US$0.1 million consideration. The transfer of equity interest registration of Chongqing Zhoushuo was completed on December 6, 2018. As a result, an immaterial gain from disposal of Chongqing Zhoushuo was recorded during the year ended December 31, 2018.

The disposal of Chongqing Zhoushuo does not constitute a strategic shift that will have a major effect on the Company’s operations or financial results and as such, the disposal is not classified as discontinued operations in the Company’s consolidated financial statements.

Pro forma information of acquisitions in 2017 and 2018

Supplementary pro-forma revenues and net earnings for the combined entity, as if business combination had been acquired as of January 1, 2016 were not included as it is impracticable since the used car dealerships and after-sales service centers historically did not have sound accounting systems to maintain reliable accounting records prior to the acquisitions and creating reliable accounting records would require an unreasonably significant amount of effort and resources. Post-acquisition, the newly established entities began to create and maintain accounting records.

In January 2019, KAG entered into amendment agreements with the dealership and after-sales service center operators that updated the offering price in the calculation of shares for contingent consideration to the initial public offering price of CM Seven Star, i.e. US$10.00, and allowed the contingent consideration to be settled by shares of KAH. Upon the consummation of the SPAC Transaction, the contingent consideration was assumed by Renren. For the year ended December 31, 2019, the Company recorded a gain of fair value change in contingent consideration in the amount of $65,594, which represents the fair value changes before it was transferred to Renren.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

6.	FINANCING RECEIVABLE

Financing receivable consists of the following:

	As of December 31,
	2018	2019
Financing receivable
Used car financing	$9,846	$8,445
Other financing	5	5
Less allowance for financing receivable	(6,365)	(8,450)
Financing receivable, net	$3,486	$-

Financing receivable mainly represents both the principal and financing income receivable associated with the used car dealership financing services expected to be collected from the used car dealerships receiving financing under the financing business at the respective balance sheet dates. Used car financing is secured with pledged assets, which normally are used car with value not less than the financing receivable. However, extra expenses could occur in getting hold of and disposing of the collaterals. The Company has ceased granting new loans for the used car financing since January 2018, but continues to service the outstanding loans until maturity.

The following table presents nonaccrual financing receivable as of December 31, 2018 and 2019, respectively.

	As of December 31,
	2018	2019
Used car financing	$9,838	$8,445
Other financing	5	5
	$9,843	$8,450

The following table presents the past-due aging of financing receivable as of December 31, 2019.

	0 – 90 days past-due aging	over 90 days past-due aging	total past due	current	total financing receivable
Used car financing	$-	$8,445	$8,445	$-	$8,445
Other financing	-	5	5	-	5
	$-	$8,450	$8,450	$-	$8,450

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

6.	FINANCING RECEIVABLE (cont.)

The following table presents the past-due aging of financing receivable as of December 31, 2018.

	0 – 90 days past-due aging	over 90 days past-due aging	total past due	current	total financing receivable
Used car financing	$-	$9,838	$9,838	$8	$9,846
Other financing	-	5	5	-	5
	$-	$9,843	$9,843	$8	$9,851

Movement of allowance for financing receivable is as follows:

	Years ended December 31,
	2017	2018	2019
Beginning balance	$(3,357)	$(3,692)	$(6,365)
Charge to cost of revenues	(12,717)	(11,074)	(2,158)
Write off of financing receivable	12,933	7,786	-
Exchange difference	(551)	615	73
Ending balance	$(3,692)	$(6,365)	$(8,450)

For the years ended December 31, 2017, 2018 and 2019, the Company considered loan principal and financing income receivables meeting any of the following conditions as uncollectible and has further written them off: (i) death of the borrower; or (ii) unable to reach the borrower.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2018	2019
Advances to third parties	(i)	$30,545	$25,017
Prepaid expenses		2,013	926
Deposits		172	85
Funds receivable	(ii)	374	119
Other receivable	(iii)	362	488
Advance to employees	(iv)	2,812	478
Other current assets		2,436	473
Total		$38,714	$27,586

(i)	Advances to third parties mainly represent cash advanced to third party dealerships for car purchase. Specifically, some of the advances to third parties relate to consignment sales, in which the Company acts as an agent and assists other third party dealerships in the sale of their cars by allowing them to move their cars to the Company’s own lot. The Company pays those third party dealerships an advance amounting to the value of the car. The Company agrees to market those cars and if successfully sold, receives a commission from those third party dealerships. The Company does not take title to the cars and merely acts as an agent. The advance is subsequently settled either (1) when the car is sold by the Company or (2) if the car is not sold, the cash is remitted back to the Company by the third party dealerships. The related balance was substantially collected after December 31, 2018, and the commission earned from the above arrangements is immaterial for the year ended December 31, 2018. As of December 31, 2019, the related balance related to consignment sales was in the amount of US$2.6 million.

(ii)	Funds receivable mainly represents balances paid by individuals that are held at a third party electronic payment channel as of December 31, 2018 and 2019. The balances were collected subsequent to December 31, 2019.

(iii)	Other receivable mainly represents cash advanced to customers of third party dealerships for purchase of cars for which loans were approved by a bank but for which the customers have not yet received the cash. The amount was collected by the Company subsequent to December 31, 2019.

(iv)	Advance to employees represents cash advanced to employees mainly for purchasing used cars on behalf of the Company.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

8.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2018	2019
Computer equipment and application software	$431	$293
Furniture and vehicles	576	630
Total	1,007	923
Less: Accumulated depreciation	(194)	(267)
Less: Provision for impairment	-	(503)
	$813	$153

Depreciation expense from continuing operations was $42, $161 and $168 for the years ended December 31, 2017, 2018 and 2019, respectively.

Impairment loss was $nil, $nil and $503 for the years ended December 31, 2017, 2018 and 2019, respectively.

Provision for impairment

Amount
Balance as of December 31, 2018	$-
Addition	(503)
Balance as of December 31, 2019	$(503)

9.	GOODWILL

The Company’s goodwill reflects the excess of the consideration paid or transferred, including the fair value of contingent consideration over the fair values of the identifiable net assets acquired. The goodwill balance as of December 31, 2018 and 2019 relates to the various used car dealerships and after-sales service centers acquired during the year ended December 31, 2017 and 2018. The Company engages in the used car business and has one reporting unit for goodwill impairment test purposes.

For the year ended December 31, 2018, the Company performed a goodwill impairment analysis. When determining the fair value of the reporting unit, the Company used a discounted cash flow method that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts. There was no impairment of goodwill for the year ended December 31, 2018.

For the year ended December 31, 2019, the Company elected to perform a qualitative assessment, considering the suspension of operation in dealerships, declining revenues, significant write-down of the Company’s inventory, write-off of the prepaid expenses and other current assets, and continuous decrease in the Company’s share price, the Company assessed it is not more likely than not that the fair value of the reporting unit is greater than its carrying amount. The Company performed a quantitative impairment assessment using the discounted cash flow method. The Company performed the quantitative analysis using the discounted cash flow method when determining the fair value of the reporting unit. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts. There was $74,091 impairment of goodwill for the year ended December 31, 2019.

The changes in the carrying amount of goodwill for the year ended December 31, 2019 is as follows:

	2018	2019
Balance as of January 1:
Goodwill as of January 1, net of $nil accumulated impairment losses	64,222	75,021

Addition in goodwill related to acquisitions	20,161	-
Subtraction in goodwill related to disposals	(4,741)	-
Impairment expense	-	(74,091)
Foreign currency translation adjustments	(4,621)	(930)

Balance as of December 31:
Gross goodwill	75,021	74,091
Accumulated impairment losses	-	(74,091)
Net goodwill as of December 31	$75,021	$-

Based on the Company’s assessment as of December 31, 2019, the Company provided an impairment of all its goodwill. The impairment was primarily because of 1) suspension of certain used car dealerships due to disagreements with certain non-controlling shareholders on operational matters, and 2) the performance outlook of active used car dealerships and after-sales service centers is worse than expected.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.	SHORT-TERM DEBT

Short-term debt
		As of December 31,
	Note	2018	2019
Bank of Shanghai	(i)	$21,817	$-
Bank of Beijing	(ii)	20,798	718
East West Bank	(iii)	-	9,182
Others	(iv)	7,272	6,730
Total		$49,887	$16,630

(i)	In May and August 2017, the Company entered into five short-term loan agreements with Bank of Shanghai for $12,296 in aggregate. The loans bear annual interest rates of 137.9% to 149.4% over the one-year loan interest rate quoted by the People’s Bank of China and have loan periods ranging from eight to eleven months. The Company repaid the loans in April 2018.

In February 2018, the Company entered into a loan agreement with Shanghai Bank for $10,181. The loan bears an annual interest rate of 130.0% over the one-year loan interest rate quoted by the People’s Bank of China and has a loan period of one year. The loan was repaid in February 2019.

In April and May 2018, the Company entered into two loan agreements with Shanghai Bank for $11,636 in aggregate. Both loans bear an annual interest rate of 140.0% over the one-year loan interest rate quoted by the People’s Bank of China and have a loan period of one year. $7,272, and $4,364 of the loan were due in April and May 2019, respectively and had been repaid by the Company.

(ii)	In March, May and June 2018, the Company entered into four loan agreements with Bank of Beijing for $20,798 in aggregate. The loans bear annual interest rates of the Loan Prime Rate plus an additional interest rate ranged from 0.05% to 1.355% with a loan period of one year. $14,544, $3,491 and $2,763 of the loans had been repaid by the Company in March, April, and May 2019, respectively.

In April 2019, the Company entered into a loan agreement with Bank of Beijing for $718 in aggregate. The loans bear annual interest rates of 5.665% with a loan period of one year. The Company has defaulted and delayed the repayment of the loan. The Company is in the process of negotiation with the bank for an extension.

(iii)	In April 2019, the Company obtained an 18-month revolving line of credit of $7,182 with an annual interest of 5.22% from East West Bank (“Credit Agreement”). The Company drew $5,746 in April 2019, maturing in October 2019, and drew $1,436 in May 2019, maturing in May 2020 respectively. The $7,182 line of credit was guaranteed by a wholly-owned subsidiary of Renren Inc, Qianxiang Shiji Technology Development (Beijing) Co., Ltd. $5,814 has been repaid in October 2019, and renewed in October 2019, maturing in October 2020. The Company violated certain covenants related to financial requirements and the bank did not request immediate repayment of the loans. $1,436 has been repaid in May 2020. The Company is now under negotiation with East West Bank for further extension of the $5,746 outstanding balances.

In April 2019, the Company entered into a loan agreement with East West Bank for $2 million with an annual interest rate equal to London Interbank Offered Rate (LIBOR) plus 1.2% due in March 2020. The loan was under an irrevocable standby letter of credit issued by East West Bank to Renren in April 2019 with Renren’s restricted cash pledged as security. $1 million has been repaid in June 2019, and renewed in July 2019. The Company has agreed with the bank to extend the repayment of the loan to August 2020 and negotiating for further extension.

(iv)	In January 2018, the Company entered into two loan agreements with a third party individual for a total amounting to $6,109. The loans had an annual interest rate of 10% and were due in July 2018. In July 2018, the Company further refinanced the loans for another 6 months with the same interest rate. In January 2019, the Company further refinanced the loans for another 15 months with the same interest rate. The agreements extend automatically at maturity, and the loan became due on demand if the individual sends a written notice for repayment one month in advance. As of December 31, 2019, the related loan balances were $6,034, considering the foreign currency exchange effect.

In April, May, June, July, August and September 2018, the Company entered into eighteen loan agreements with an individual, who was a former employee of the Company, for $17,787 in aggregate. The loans all bear an annual interest rate of 10.8% and have a period of one month. $17,496 was repaid in May and June 2018, and the remaining balance of $291 was repaid in October 2018.

In August 2018, the Company entered into two loan agreements with the individual for $872 in aggregate. The loans bear an annual interest rate of 10.8% and have a period of two months and four months, respectively. Upon maturity, the Company further renewed the loans for another 12 months with the same interest rate. The Company fully repaid the loans in 2019.

In October 2018, the Company entered into a loan agreement with the individual for $291. The loan bears an annual interest rate of 10.8% and has a period of six months. Upon maturity, the Company further renewed the loans for another 8 months with the same interest rate. The amount is $287 as of December 31, 2019 considering the foreign currency exchange effect. In January 2020, the Company repaid $141 to the individual. The remaining loan is extended and repayable on demand.

In January 2019, the Company entered into a loan agreement with the individual for $945. The loan bears an annual interest rate of 10.8% and has a period of ten months. $945 had been repaid by the Company in November 2019.

In April 2019, the Company entered into a loan agreement with the individual for $409. The loan bears an annual interest rate of 10.8% and has a period of 12 months. After the loan matured, it is extended and repayable on demand.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019
Employee payroll and welfare payables	$616	$473
Other tax payable	6,413	4,603
Accrued professional and marketing expenses	1,136	5,335
Interest payable	381	234
Deposits payable	407	531
Other payables	1,691	6,126
Total	$10,644	$17,302

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.	INCOME TAXES

The Company, Kaixin Auto Group and Renren Finance Inc. are both incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the companies are not subject to income or capital gains taxes.

Jet Sound Hong Kong Company Limited was incorporated in Hong Kong and is subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profit tax rate regime applies. The profits tax rate for the first HKD2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD2 million. No provision for Hong Kong profits tax has been made as Jet Sound Hong Kong Company Limited has no assessable profits in Hong Kong in the fiscal years ended December 31, 2017, 2018 and 2019.

Other subsidiaries and VIEs of the Company domiciled in the PRC were subject to 25% statutory income tax rate in the years presented.

The PRC Enterprise Income Tax Law (“EIT Law”) includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purposes, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within PRC.

Beijing Kirin Wings Technology Development Co., Ltd., incorporated in the PRC on January 16, 2013, qualified as a “High and New Tech Enterprise” in 2017, and therefore was entitled to a preferential tax rate of 15% for the following three years.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have a tax treaty with PRC.

The Company’s subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2019. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2019.

The current and deferred component of income tax expenses (benefit) which were attributable to the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries are as follows:

	Years ended December 31,
	2017	2018	2019
Current income tax expenses (benefit)	$1,158	$862	$(1,920)
Deferred income tax expenses	-	-	-
Total income tax expenses (benefit)	$1,158	$862	$(1,920)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
Deferred tax assets
Provision for doubtful accounts	$1,667	$2,163
Inventory	-	4,510
Prepaid expenses and other current assets	-	5,629
Property and equipment, net	-	126
Accrued payroll and welfare	129	107
Accrued liabilities	377	345
Advertising fee	-	5
Employee education fee	5	13
Lease liabilities	-	536
Net operating loss carry forwards	8,178	10,738
Less: valuation allowance	(10,356)	(23,636)
Deferred income tax assets, net	$-	$536
Deferred tax liabilities
Right-of-use assets	-	(536)
Deferred income liabilities	$-	$(536)
Net Deferred income tax assets	$-	$-

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.	INCOME TAXES (cont.)

The Company operates through multiple subsidiaries and VIEs and VIEs’ subsidiaries. The valuation allowance is considered on each individual entity basis. The subsidiaries and VIEs and VIEs’ subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards at $8,178 and $10,738 as of December 31, 2018 and 2019, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2018 and 2019, full valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be utilized as it does not expect to generate sufficient taxable income in the near future. As of December 31, 2019, the Company had net operating losses from several of its PRC entities of $45,757, which can be carried forward to offset future taxable profit. The net operating loss of $1, $924, $23,520, $9,446 and $11,866 will expire by 2020, 2021, 2022, 2023 and 2024 respectively, if not utilized.

Reconciliation between the income taxes expense computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2017	2018	2019
Loss before provision of income tax	$(29,382)	$(88,076)	$(70,988)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(7,346)	(22,019)	(17,747)
Taxable deemed interest income from inter-company interest-free loans	2,517	2,108	-
Impairment of goodwill	-	-	18,523
Non-taxable income	-	-	(18,892)
Non-deductible loss and other expenses not deductible for tax purposes	2,159	15,644	298
Effect of income tax rate differences in jurisdictions other than the PRC	-	3,234	2,313
Effect of tax holiday	570	(53)	305
Changes in valuation allowance	3,258	1,948	13,280
Income tax expenses	$1,158	$862	$(1,920)

The effect of the tax holiday on basic and diluted net loss per ordinary share is minus 0.01 for the year ended December 31, 2019.

The rollforward of valuation allowances of deferred tax assets for the year ended December 31, 2019 were as follows:

Year Ended December 31, 2019
Balance as of beginning of year	$10,356
Additions of valuation allowance	13,579
Utilization of deferred tax assets	(299)
Balance as of the end of the year	$23,636

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019, respectively. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on the Company’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2015 to 2019 of the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2019, at the tax authority’s discretion.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

13.	CONVERTIBLE LOANS

On January 28, 2019, KAG, KAH and Kunlun Tech Limited (“Kunlun”), entered into a convertible loan agreement. According to the agreement, Kunlun advanced US$20 million to KAG on January 28, 2019, which is subject to an annual interest rate stipulated by the Peoples Bank of China for the corresponding period, which is at 4.35% as of January 28, 2019. If there was a closing of the SPAC Transaction before May 31, 2019, the interest would be waived and the US$20 million loan would be automatically converted into KAH’s units (“Unit”) at the closing date at a price of US$10.00 per Unit. Each Unit represents one ordinary share of KAH, one half of a redeemable warrant of KAH with a striking price of US$11.50 (“Warrant”), and a right to 1/10 of an ordinary share of KAH (“Right”). The USD20 million would become due if the SPAC Transaction could not be closed by May 31, 2019.

The Company assessed the contingent conversion feature and determined that this feature did not meet the definition of a derivative instrument because the settlement terms involved the gross delivery of the underlying securities, which were not readily convertible to cash. The Company then assessed whether the beneficial conversion feature guidance was applicable and concluded the convertible loan contains a contingent beneficial conversion feature. Upon the closing of the SPAC transaction, the contingency was resolved and the convertible loan, which consists of $20,000 principal and $219 accrued interest, was automatically converted into 2,000,000 Units. Accordingly, a contingent beneficial conversion feature of $2,128 was recognized as additional interest expense, which represents the difference between the conversion price and the fair value of the KAH’s ordinary share, one half of a warrant and a right on the commitment date.

On April 25, 2019, KAG, KAH and 58.com Holdings Inc. (58.com) entered into a convertible loan, pursuant to which 58.com agreed to advance $1 million to KAG, which is subject to an annual interest rate stipulated by the Peoples Bank of China for the corresponding period, which is at 4.35% % as of April 25, 2019. If there was a closing of the SPAC Transaction before May 31, 2019, the interest would be waived and the US$1 million loan would be automatically converted into KAH’s ordinary shares at a price of US$10.00 per share. Upon the closing of the SPAC transaction, 58.com remitted the $1 million to KAG, was automatically converted into 100,000 ordinary shares of KAH. The conversion feature is not bifurcated due to its indexed to KAH’s own stock and there was no beneficial conversion feature.

14.	STOCKHOLDERS’ EQUITY

Preferred shares

KAH was authorized to issue a total of 2,000,000 preferred shares of a par value of $0.0001 prior to the SPAC Transaction. There was no preferred share issued. On May 1, 2019, the Company passed a special resolution and removed the class of preferred shares.

Ordinary shares

KAH was authorized to issue a total of 200,000,000 ordinary shares of a par value of $0.0001 each prior to the SPAC Transaction. On May 1, 2019, the Company passed a special resolution and changed the authorized ordinary shares of the Company to 500,000,000 ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share.

Upon the consummation of the SPAC Transaction, there were 5,919,425 ordinary shares of KAH remain issued and outstanding.

In connection with the SPAC Transaction, KAH issued 3,300,000 Indemnity shares and 19,500,000 Earnout Shares to Renren, which are held in escrow, see Note 1(a) for details.

At the closing of the SPAC Transaction, KAH issued 750,000 units to E&A Callet Investment Limited (“E&A Callet”) for US$7,500, which consists of 750,000 ordinary shares, 375,000 Warrants, and Rights that converted into 75,000 ordinary shares at the same time.

At the closing of the SPAC Transaction, the convertible loan issued to Kunlun was automatically converted into 2,000,000 Units, which consists of 2,000,000 ordinary shares, 1,000,000 Warrants, and Rights that converted into 200,000 ordinary shares at the same time.

At the closing of the SPAC Transaction, the convertible loan issued to 58.com was automatically converted into 100,000 ordinary shares.

The outstanding Rights prior to the SPAC transaction were converted into 2,116,401 ordinary shares at the same time.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.	STOCKHOLDERS’ EQUITY (cont.)

Warrants

As of December 31, 2019, there were 11,957,008 Warrants outstanding, which consist of 10,582,008 Warrants outstanding before the SPAC Transaction, 1,000,000 Warrants issued with units upon the conversion of convertible loan of Kunlun, and 375,000 Warrants issued with units for share subscription of E&A Callet.

Each whole Warrant that was issued with units in the initial public offering (“IPO”) of KAH in 2017 and issued with units to Kunlun upon the conversion of its convertible loan (“Public Warrant”) is exercisable for one ordinary share at a price of $11.50 per full share. Public Warrants may only be exercised for whole numbers of shares. The Public Warrants became exercisable on the date of the SPAC Transaction. If a registration statement covering the ordinary shares issuable upon exercise of the Public Warrants is not effective within 90 days following the SPAC Transaction, holders of Public Warrants may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise.

The Warrants issued with the units to KAH’s sponsor in the private placement in prior years (the “Private Warrant”) are identical to the Public Warrants except the Private warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees. The Warrants issued with the units to E&A Callet are identical to the Public Warrants except they are non-redeemable.

The Company may redeem the outstanding Warrants (excluding the Private Warrants and Warrant of E&A Callet), in whole and not in part, at a price of $0.01 per warrant:

●     at any time while the Warrants are exercisable,

●     upon a minimum of 30 days’ prior written notice of redemption,

●     if, and only if, the last sales price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption, and

●     if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Warrants for redemption as described above, the management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.”

The Warrant was recognized as an equity instrument, which is classified within equity (deficit) as additional paid-in capital.

Options

There was a call option purchased by the IPO underwriter of KAH in 2017, which is exercisable at $10.00 per Unit to purchase up to 900,000 Units (or an aggregate exercise price of $9,000,000) commencing on the consummation of the SPAC Transaction. The option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the initial public offering of KAH (i.e., expires by October 2022).

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

The Company measures its financial assets and liabilities, including contingent consideration at fair value on a recurring basis as of December 31, 2018. The Company measured its accounts receivable, financing receivable, accounts payable, short-term debt, amounts due to related parties and lease liabilities at amortized cost. Cash and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying value of the short-term debt obligations approximate fair value, considering the borrowing rates are at the same level of the current market yield for the comparable debts. The carrying value of accounts receivable, financing receivable, accounts payable, and amounts due to related parties approximate fair value due to the relatively short maturity.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2018				As of December 31, 2019
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs	Significant unobservable inputs Level 3	Total	Quoted price in active markets for identical assets Level 1	Significant other observable inputs	Significant unobservable inputs Level 3	Total
Contingent consideration	-	-	(105,670)	(105,670)	-	-	-	-
Total	$13,768	$-	$(105,670)	$(91,902)	$3,190	-	-	$3,190

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2017, 2018 and 2019.

The Company determines the fair value of contingent consideration by using a discounted cash flow method, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. The key assumptions used in the valuation of the contingent consideration for the years ended December 31, 2017 and 2018 are summarized in the table below:

a)	For contingent consideration resulting from acquisition of the used car dealerships:

	As of December 31,
	2017	2018
Planed Offering date	September 30, 2018	April 30, 2019
Discount rate (from acquisition date to Offering date)	15%	15%
Discount rate (from Offering date to the last settlement date)	2.75%	2.75%
Offering probability	50%	80%

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.	FAIR VALUE MEASUREMENTS (cont.)

 Assets and liabilities measured or disclosed at fair value (cont.)

b)	For contingent consideration resulting from acquisition of the after sales service centers:

	As of December 31,
	2017	2018
Planed Offering date	September 30, 2018	April 30, 2019
Discount rate (from acquisition date to the last settlement date)	15%	15%
Offering probability	50%	80%

In January 2019, the Company modified acquisition agreement with all of the dealerships and after sales service centers, under the modified terms, the fair value of contingent consideration is also affected by the operating results and the share price of KAH and the obligation to pay the contingent consideration would be transferred to Renren upon the closing of the SPAC Transaction.

On April 30, 2019, upon the closing of the SPAC Transaction, the contingency of a successful reverse recapitalization transaction was resolved. The Company determined the fair value of the contingent consideration on April 30, 2019 and recorded the changes in fair value from January 1, 2019 to April 30, 2019 in earnings, then the contingent consideration was assumed by Renren. As KAH’s share price becomes a significant input in the valuation, the Company adopted Monte Carlo simulation method. A Monte Carlo simulation uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. This approach can be very useful for valuing a contingent consideration with a market condition because each individual stock price path that is generated can be monitored to identify paths where the market condition is met. The simulation process can be repeated numerous times to generate numerous different stock price paths. The major assumptions used in the Monte Carlo simulation are as follows:

As of April 30, 2019
Volatility	40%
Risk-free rate	3.2%
Expected dividend rate	0.0%
Simulation steps	10,000

The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2018 and 2019:

Amount
Balance at January 1, 2018	$46,456
Contingent consideration resulting from new acquisitions	14,113
Fair value change	49,503
Exchange difference	(4,402)
Balance at December 31, 2018	$105,670
Fair value change for the four months ended April 30, 2019	(65,594)
Exchange difference	2,466
Contingent liability assumed by Renren on April 30, 2019	(42,542)
Balance at December 31, 2019	$-

Assets measured at fair value on a nonrecurring basis

The Company measured its property, equipment and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Company measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Goodwill is evaluated for impairment annually or more frequently if events or conditions were to indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value. In 2019, the Company performed annual impairment tests for goodwill using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including internal cash flow forecasts, long-term future growth rate for the Company’s business and the Company’s weighted average cost of capital, see Note 9.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION

(a)	Kaixin incentive plans

The numbers of shares awards and per share data as follows are restated to give effect for the reverse recapitalization discussed in Note 1 (a).

Kaixin Auto Group Incentive Plan (the “Kaixin 2018 Plan”)

On January 31, 2018, KAG adopted Kaixin 2018 Plan, whereby 6,248,000 ordinary shares of KAG are made available for future grant for employees or consultants of KAG either in the form of incentive share options or restricted shares. The plan was amended and restated in May 2018 that up to 21,868,000 ordinary shares will be made available for granting as awards.

On March 15, 2018 and July 1, 2018, KAG issued an aggregate of 5,695,286 options to purchase KAG’s ordinary shares to certain of its directors, officers and employees to compensate for their services. The term of the options may not exceed ten years from the date of the grant, except for the situation of an amendment, modification and termination. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to four years subsequent to grant date.

Kaixin Auto Holdings Incentive Plan (the “Kaixin 2019 Plan”)

On April 30, 2019, KAH adopted Kaixin 2019 Plan, whereby 4,715,700 ordinary shares of KAH are made available for future grant for employees of KAH share options or restricted shares.

On May 3, 2019 (the “Replacement Date”), the Company’s board of directors approved to replace all the outstanding share options granted during the years ended December 31, 2018 under the 2018 Plan to 144 employees with 2,186,364 options and 2,183,828 restricted shares. The exercise price of the options was reduced from $1.70 per share to $0.01 per share. The replacement options were subject to graded vesting over three years from the Replacement Date, in which 25% ~ 62.5% of the options granted to each individual vest on the grant date immediately and 1/36 of their remaining options vests monthly subsequent to the Replacement Date. For the restricted shares, there were 205,215 replacement restricted shares granted to certain employees vested immediately. 917,738 replacement restricted shares were subject to graded vesting, which were vested 1/4 annually starting from January 1, 2020. The remaining replacement restricted shares were subject to graded vesting over three years from the Replacement Date, in which 62.5% of the total restricted shares vest on the grant date immediately and 1/36 of the remaining restricted shares vests monthly subsequent to the Replacement Date. The total incremental cost as a result of the modification was $4,138. The incremental cost related to vested awards amounted to $1,205 and was recorded in the consolidated statements of operations during the year ended December 31, 2019. The incremental cost related to unvested awards amounted to $2,933 and is recorded over the remaining service periods.

During 2019, Kaixin issued an aggregate of 244,732 options and 223,905 restricted shares under the Kaixin Auto 2019 Plan to certain of its directors, officers and employees to compensate for their services. The term of the options may not exceed ten years from the date of the grant. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to four years subsequent to grant date. The weighted-average grant-date fair value of the share options granted during the period presented was $1.92.

In determining the fair value of share options, a binomial option pricing model is applied. Assumptions used to estimate the fair values of the share options granted or modified were as follows:

	Years ended December 31,
	2018	2019
Risk-free interest rate (1)	2.82%	2.50-3.00%
Volatility (2)	28%-55%	45%-46%
Expected term (in years) (3)	10	10
Exercise price (4)	$1.70	$0.01
Dividend yield (5)	-	-
Fair value of underlying ordinary share (6)	$4.25	$2.12-$3.36

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options, and the country risk spread between China and United States was considered.

(2)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(3)	Expected term

For the options granted to employees, the Company estimated the expected term based on the vesting and contractual terms and employee demographics. For the options granted to non-employees, the Company estimated the expected term as the original contractual term.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION (cont.)

(4)	Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(5)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(6)	Fair value of underlying ordinary shares

Prior to the consummation of the SPAC Transaction, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after April 30, 2019, were the closing prices of the Company’s ordinary shares traded in the Stock Exchange.

A summary of the Company’s share options activities held by the Company’s employees for the year ended December 31, 2019 was as follows:

Options Granted to Employees and Directors	Number of Shares	Weighted Average Exercise Price	Weighted average grant day fair value per shares	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	5,510,970	$1.92	$3.33
Forfeited (before replacement date)	(38,113)	$1.92	$3.33
Replaced	(5,472,857)	$1.92	$3.33
Granted (replacement options)	2,186,364	$0.01	$3.35
Granted (new options)	244,732	$0.01	$1.92
Forfeited (after replacement date)	(276,582)	$0.01	$3.22
Outstanding as of December 31, 2019	2,154,514	$0.01	$3.20	9.39	$4,007
Vested and expected to vest as of December 31, 2019	2,154,514	$0.01	$3.20	9.39	$4,007
Exercisable as of December 31, 2019	1,268,543	$0.01	$3.35	9.37	$2,359

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.87 of the Company's ordinary share on December 31,2019.

The fair values of the options granted for the years ended December 31, 2018, and 2019 are as follows:

	Years ended December 31,
	2018	2019
	US$	US$
Weighted average grant date fair value of option per share	2.94	3.21
Aggregate grant date fair value of options	18,959,980	7,794,799

As of December 31, 2019, there was approximately $3,996 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.44 years.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION (cont.)

Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

	Number of nonvested restricted shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2018	-	-
Granted (replacement restricted shares)	2,183,828	3.36
Granted (new restricted shares)	223,905	3.36
Vested	(961,622)	3.36
Unvested as of December 31, 2019	1,446,111	3.36

As of December 31, 2019, there was approximately $4,859 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.43 years.

The total fair value of shares vested during the year ended December 31, 2019 was $3,231.

Total share-based compensation expense of share-based awards granted to employees and directors for the years ended December 31, 2019 were as follows:

Year ended December 31,
2019
Selling and marketing	658
Research and development	206
General and administrative	2,840
Total share-based compensation expense	3,704

(b)	Renren incentive plan

Renren Inc. Incentive Plan (the “Renren Plan”)

Renren Inc. (“Renren”) adopted the 2006 Equity Incentive Plan (the “200cto6 Plan”), the 2008 Equity Incentive Plan (the “2008 Plan”), the 2009 Equity Incentive Plan (the “2009 Plan”), the 2011 Share Incentive Plan (the “2011 Plan”), the 2016 Share Incentive Plan (the “2016 Plan”), and the 2018 Share Incentive Plan (the “2018 Plan”) for purpose of granting of stock options and incentive stock options to employees and executives to reward them for service to the parent and to provide incentives for future service. In 2006, Renren Inc. adopted the 2006 Plan to replace the 2003 Plan, 2004 Plan and 2005 Plan. On February 26, 2016, Renren Inc. amended the 2011 Plan and 45,000,000 ordinary shares have been added to the award pool under the 2011 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2006 Plan, 2008 Plan, 2009 Plan, 2011 Plan, 2016 Plan and 2018 Plan is 97,430,220, 30,529,630, 40,000,000, 110,014,158, 53,596,236 and 107,100,000, respectively. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to six years subsequent to grant date.

On August 24, 2017, Renren Inc.’s Compensation Committee approved to reduce the exercise price for all outstanding options previously granted with an exercise price higher than $0.478 per ordinary share to $0.478 per share. Such reduction was accounted by Renren Inc. as a share option modification and required the re-measurement of these share options at the time of the modification. The total incremental cost as a result of the modification was $10,382. The incremental cost related to vested options amounted to $3,442 and was recorded in the consolidated statements of operations during the year ended December 31, 2017. The incremental cost related to unvested options amounted to $6,940 and will be recorded over the remaining service period.

On June 29, 2018, Renren Inc.’s Compensation Committee approved to reduce the exercise price for all outstanding options previously granted by Renren with an exercise price higher than $0.0613 per ordinary share to $0.0613 per share. Such reduction was accounted by Renren as a share option modification and required the re measurement of these share options at the time of the modification. The total incremental cost as a result of the modification was $10,779. The incremental cost related to vested options amounted to $9,304 and was recorded in the consolidated statements of operations during year ended December 31, 2018. The incremental cost related to unvested options amounted to $1,475 and will be recorded over the remaining service periods.

Renren Inc. calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from independent valuation firms, with the assumptions used in 2016. Renren Inc. did not grant any options in 2017 and 2018. The weighted-average grant-date fair value of the share options granted during 2016 was $0.54.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

Year ended December 31,
2016

Risk-free interest rate	2.0%
Volatility	50%
Expected term (in years)	10
Exercise price	$1.227
Dividend yield	—

Renren Inc. Incentive Plan (the “Renren Plan”) (cont.)

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options.

(3)	Expected term

For the options granted to employees, Renren Inc. estimated the expected term based on the vesting and contractual terms and employee demographics. For the options granted to non-employees, Renren Inc. estimated the expected term as the original contractual term.

(4)	Dividend yield

The dividend yield was estimated by Renren Inc. based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by Renren Inc.’s board of directors.

(6)	Fair value of underlying ordinary shares

The closing market price of Renren Inc.’s ordinary shares on the grant date was used.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $0.53, $0.69 and $0.10 of Renren Inc.’s ordinary share on December 31, 2016, 2017 and 2018, respectively. The total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 were $1,118, $293 and $21, respectively. The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 were $12,721, $16,036, and $7,532, respectively.

The following table summarizes information with respect to share options outstanding as of December 31, 2018:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value	Number of exercisable	Weighted average remaining contractual life	Weighted average exercise price	Weighted average intrinsic value
$0.01 ~ $0.18	139,094,101	5.40	$0.06	$5,754	117,561,450	5.11	$0.06	$4,863
	139,094,101			$5,754	117,561,450			$4,863

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

	Number of Shares	Weighted average exercise price	Weighted average grant date fair value
Balance, January 1, 2018	141,481,616	$0.48	$0.64
Granted	—	—	—
Exercised	(2,268,420)	$0.06	$0.66
Forfeited	(119,095)	$0.16	$0.15
Balance, December 31, 2018	139,094,101	$0.06	$0.64
Exercisable, December 31, 2018	117,561,450	$0.06
Expected to vest, December 31, 2018	21,532,651	$0.06

For employee stock options, Renren Inc. recorded share-based compensation from continuing operations of $19,420, $23,904 and $18,640 and from discontinued operations of $nil for the years ended December 31, 2016, 2017 and 2018, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2018, there was $14,285 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 3.04 years.

Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

	Weighted number of nonvested restricted shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2017	10,802,683	$0.95
Granted	88,935,342	$0.14
Vested	(8,404,575)	$0.47
Forfeited	(17,561,071)	$0.18
Outstanding as of December 31, 2018	73,772,379	$0.21

Renren Inc. recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. Renren Inc. recorded compensation expenses related to nonvested restricted shares in an amount of $4,124, $4,112 and $3,917 during the years ended December 31, 2016, 2017 and 2018, respectively.

Total unrecognized compensation expense amounted to $15,345 related to nonvested restricted shares granted as of December 31, 2018. The expense is expected to be recognized over a weighted-average period of 5.22 years.

Share-based compensation expense under the Renren Plan allocated to the Company

The share-based compensation expense under Renren Plan allocated to the Company amounted to $3,707, $4,502 and $2,390 for the years ended December 31, 2016, 2017 and 2018, respectively. These expenses are part of selling and marketing expenses, research and development expenses, and general and administrative expenses allocated from Renren, which were waived and have been reflected as capital contributions as of the date such expenses were originally allocated.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.	RELATED PARTY BALANCES AND TRANSACTIONS

The table below summarizes the major related parties and their relationships with the Company:

Company Name	Relationship with the Company
Renren Inc.	Parent of the Company
Shareholder Value Fund (SVF)	A principal shareholder of the Company after the SPAC Transaction

Details of related party balances and transactions as of December 31, 2018 and 2019 are as follows:

Amounts due to related parties

As of December 31, 2018 and 2019, amounts due to related parties were $78,108 and $4,214, respectively, and details are as follows:

	As of December 31,
	2018	2019
Renren and its subsidiaries (1)	$78,108	$-
Shareholder Value Fund (3)	-	4,214
Total	$78,108	$4,214

(1)

The amount mainly represents advanced funds provided by Renren and its subsidiaries to finance the Company’s daily operations. The amounts are interest-free and are repayable on demand. On April 30, 2019, the amount of $76,007 was waived by Renren. The Company received $113.4 million from Renren and repaid $116.8 million to Renren in the year of 2019, including the repayment for the loan of $1.1 million due to Renren, which was assumed by KAG in the SPAC Transaction from CM Seven Star. There was no outstanding balance as of December 31, 2019.

(2)	Renren has pledged restricted cash as security for US$2 million, and a subsidiary of Renren provided a guarantee for $7,182 short term debts obtained by the Company in 2019 from East West Bank, see Note 10 for detail.

(3)	On April 30, 2019, KAH, KAG, Renren and SVF executed an agreement (the “Waiver Agreement”) pursuant to which KAG and Renren waived certain rights under the Share Exchange Agreement in exchange for SVF’s commitment to (i) contribute $1.6 million to KAH within two weeks after the closing of the SPAC Transaction, (ii) set a limit on the liabilities to be paid by cash (up to $4.0 million) and noncash (up to $2.6 million) consideration by KAH and (iii) use its best efforts to restructure $2.6 million KAH due to SVF prior to the SPAC Transaction, which would have become past due upon the closing of the SPAC Transaction.

On June 4, 2019, SVF paid $1,600 to the Company according to the Waiver Agreement. Because of the limitations and commitments prescribed in the Waiver Agreement, the Company is negotiating with SVF about the conversion of all the outstanding balances to ordinary shares of the Company.

On June 10, 2020, the Company and SVF entered into a subscription agreement to issue 4,213,629 ordinary shares to SVF, and cancel all the prior existing notes or agreements related to the $4.2 million balance as of December 31, 2019. The Company has issued the shares to SVF in early July 2020.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

18.	SEGMENT INFORMATION

The Company’s Chief Operating Decision Maker (the “CODM”) during the years ended December 31, 2017, 2018 and 2019 is the Chief Executive Officer of the Company, who is responsible for decisions about allocating resources and assessing the performance of the Company.

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s CODM. For the year ended December 31, 2019, the Company’s CODM reviewed the financial information of the used car sales business and used car financing business carried out by the Company on a consolidated basis. Therefore, the Company has one operating and reportable segment. The Company operates solely in the PRC and all of the Company’s long-lived assets are located in the PRC.

The Company does not allocate assets to its current operating segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

All of the Company’s revenues for the years ended December 31, 2017, 2018 and 2019 was generated from the PRC.

As of December 31, 2018 and 2019, respectively, all of long-lived assets of the Company were located in the PRC.

Other segment information

Automobile sales related to used car and new car sales. Financing income related to revenue generated from its used car financing services. Other revenue mainly included revenue generated from agency fees in connection with arrangements with third-party dealers, whereas the Company facilitates sales of their cars, and commissions received by the Company from insurance companies for its facilitating services.

	Years ended December 31,
	2017	2018	2019
Automobile sales	$88,227	$420,005	$332,634
Financing income	26,426	2,317	-
Others	1,933	9,082	2,063
Total	$116,586	$431,404	$334,697

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

19.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	Years ended December 31,
	2017	2018	2019
Net loss:
Loss from continuing operations	$(30,540)	$(88,938)	$(69,068)
Income (loss) from discontinued operations, net of taxes	1,845	(594)	-

Net loss	(28,695)	(89,532)	(69,068)
Net loss attributable to the noncontrolling interest	(76)	(317)	(22,952)

Net loss attributable to Kaixin Auto Holdings’ shareholders	$(28,619)	$(89,215)	$(46,116)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted (2017 and 2018 shares retroactively adjusted for the reverse recapitalization on April 30, 2019)	24,984,300	24,984,300	33,146,593

Net (loss) income per share attributable to Kaixin Auto Holdings’ shareholders – basic and diluted:
Loss per share from continuing operations	$(1.22)	$(3.56)
Income (loss) per share from discontinued operations	$0.07	$(0.02)

Net loss per share attributable to Kaixin Auto Holdings’ shareholders – basic and diluted	$(1.15)	$(3.58)	$(1.39)

Securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Years ended December 31,
	2017	2018	2019
Share options	-	5,510,970	2,154,514
Restricted shares	-	-	1,446,111
Warrants	-	-	11,957,008
Unit options	-	-	1,440,000
Indemnity shares	-	-	3,300,000

The 19.5 million Earnout Shares are considered contingently issuable shares and are also excluded from the computation of basic and diluted loss per share because the related performance and market conditions were not achieved as of December 31, 2019.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.	OPERATING LEASES

The Company leases its facilities and offices under non-cancelable operating lease agreements. These leases expire through 2023 and are renewable upon negotiation.

The right-of-use assets were US$2,252 as of December 31, 2019. The lease liabilities - current was US$1,785 as of December 31, 2019. The lease liabilities - non-current were US$810 as of December 31, 2019. For the year ended December 31, 2019, cash paid for amounts included in the measurement of lease liabilities was US$1,211, and non-cash transaction amount of lease liabilities arising from the acquisition of right-of-use assets was a decrease in lease liabilities of US$211.

The operating lease cost and short-term lease cost for the year ended December 31, 2019 were as follows:

Year ended December 31, 2019
Operating lease cost
Selling and marketing	$1,360
Research and development	155
General and administrative	296
Total operating lease cost	$1,811

Short-term lease cost	1,597

Total lease cost	$3,408

The weighted average remaining lease term as of December 31, 2019 was 1.90 years, and the weighted average discount rate of the operating leases was 10.92%.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.	OPERATING LEASES (Cont.)

Maturities of lease liabilities as of December 31, 2019 were as follows:

Operating Leases
2020	$1,849
2021	726
2022	234
2023	10
2024	-
Thereafter	-
Total undiscounted lease payment	$2,819
Less: Imputed interest	224
Present value of lease liabilities	$2,595

Operating lease commitments

As of December 31, 2019, the Company had US$384 of short-term lease commitments under non-cancellable operating leases.

As of December 31, 2018, the Company had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

2019	$3,018
2020	2,517
2021	1,189
2022	652
2023	332
2024 and thereafter	991
Total	$8,699

Payments under operating leases were expensed on a straight-line basis over the periods of the respective leases. Rental and other expenses under operating leases for 2017 and 2018 from continuing operations were $1,322 and $3,895 respectively and from discontinued operations were $177 and $234.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

21.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits from continuing operations were $2,797, $3,813 and $2,497 for the years ended December 31, 2017, 2018 and 2019, respectively.

22.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of the Company’s subsidiaries, the Company’s affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries and VIE entities are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

As of December 31, 2019, none of the Company’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company’s subsidiaries. The appropriation to these reserves by the Company’s PRC subsidiaries was nil for the year ended December 31, 2017, 2018 and 2019, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE entities. The aggregate amounts of paid-in capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution were $97,697 and $95,228 as of December 31, 2018 and 2019, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of US dollars, except share and per share data, or otherwise noted)

23.	SUBSEQUENT EVENT

China has recently experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces, such as the Hubei Province, and municipalities, such as Wuhan, resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China. Because substantially all of the operations are conducted in China, the outbreak of COVID-19 has caused a disruption to the business. In particular, one of the Dealerships is located in Wuhan, the original epicenter of the outbreak. In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, the Company closed all of the Dealership Outlets and corporate offices. In March 2020, the Company gradually resumed operations in various cities, but customer traffic to Dealership Outlets has remained significantly lower than comparable periods before the COVID-19 outbreak. The Company currently is unable to predict the duration and severity of the spread of COVID-19, the responses thereto, and their impact on the Company’s business and operations, results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond the Company’s control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented, financial and other market reactions to the foregoing, and reactions and responses of communities and societies. Based on the business disruption and reduced customer demand the Company has experienced to date, the Company expects that the COVID-19 outbreak will likely have a significant adverse impact on the results of operations in 2020.

Any similar future outbreak of a contagious disease, other adverse public health developments in China and around the world, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of the Company’s production facilities and offices or otherwise disrupt the business operations and adversely affect the results of operations.

KAIXIN AUTO GROUP

Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash	$24	$40
Investment in subsidiaries	—	899
Total current assets	24	939
TOTAL ASSETS	$24	$939
LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses	581	1,211
Amounts due to subsidiaries	1,135	1,684
Amounts due to related parties	—	2,614
Total current liabilities	1,716	5,509
Non-current liabilities:
Deficit of investment in subsidiaries	100,434	—
Total non-current liabilities	100,434	—
TOTAL LIABILITIES	$102,150	$5,509
Deficit:
Ordinary shares	$2	$5
Additional paid-in capital	38,559	186,450
Accumulated deficit	(142,069)	(188,185)
Accumulated other comprehensive income (loss)	1,382	(2,840)
Total deficit	(102,126)	(4,570)
TOTAL LIABILITIES AND DEFICIT	$24	$939

KAIXIN AUTO GROUP

Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	Years ended December 31,
	2017	2018	2019
Selling and marketing	$—	$1,504	$—
Research and development	1	107	—
General and administrative	4,503	11,505	371
Total operating expenses	4,504	13,116	371
Equity in loss of subsidiaries and variable interest entities	(24,115)	(76,099)	(45,745)
Net loss	$(28,619)	$(89,215)	$(46,116)
Other comprehensive income (loss), net of tax:
Foreign currency translation	3,598	404	(4,222)
Other comprehensive income (loss)	$3,598	$404	$(4,222)
Comprehensive loss	$(25,021)	$(88,811)	$(50,338)

KAIXIN AUTO GROUP

Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net loss	$(28,619)	$(89,215)	$(46,116)
Equity in income of subsidiaries and variable interest entities	24,115	76,099	45,745
Share-based compensation	4,502	11,436	—
Changes in operating assets and liabilities:
Amounts due from/to related parties	2	173	(20,980)
Accrued expenses and other payables	—	581	(292)
Prepaid expenses and other current assets	—	—	123
Net cash used in operating activities	—	(926)	(21,520)
Cash flows from investing activities:
Repayment of investment in subsidiaries	—	—	1,586
Net cash provided by investing activities	—	—	1,586
Cash flows from financing activities:
Proceeds from borrowings	—	500	—
Repayment of borrowings	—	(500)	—
Proceeds of advances from related parties	—	950	—
Repayment of advances from related parties	—	—	(1,050)
Proceeds from convertible loans	—	—	21,000
Net cash provided by financing activities	—	950	19,950
Net increase in cash	—	24	16
Cash at beginning of year	—	—	24
Effect of exchange rate changes	—	—	—
Cash at end of year	$—	$24	$40

KAIXIN AUTO GROUP

Additional Information—Financial Statement Schedule I
Condensed Financial Information of Parent Company

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE.

On April 30, 2019, KAH consummated the SPAC Transaction pursuant to the Share Exchange Agreement, where KAH acquired 100% of the issued and outstanding ordinary shares of KAG. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by KAG for the net monetary assets of KAH, accompanied by a recapitalization. KAG is determined as the predecessor and the historical financial statements of KAG became KAH’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. As such, the historical consolidated comparative information as of and for the years ended December 31, 2017 and 2018 in this Schedule I relates to KAG. The par value of ordinary shares was adjusted retrospectively from $16 to $2, the subscription receivable was adjusted retrospectively from negative $16 to $nil, and the difference of $2 was adjusted retrospectively as in addition paid-in capital as of December 31, 2018. Subsequent to April 30, 2019, the information relates to the KAH, with KAH as the accounting acquire in the reverse recapitalization.

2.	INVESTMENTS IN SUBSIDIARIES, VIEs AND VIEs’ SUBSIDIARIES

The Parent Company and its subsidiaries, VIEs and VIEs’ subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs’ subsidiaries were reported using the equity method of accounting. The Parent Company’s share of loss from its subsidiaries, VIEs and VIEs’ subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying Parent Company financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Parent Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiaries regardless of the carrying value of the investment even though the Parent Company is not obligated to provide continuing support or fund losses.

