Form 20-F
period 2020-12-31
Kaixin Auto Holdings
filed 2021-05-14
CIK 1713539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from _________________ to _______________________

Commission file number 001-38261

Kaixin Auto Holdings

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

4/F, Tower D, Building 15,

No.5 Jiangtai Road,

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Yi Yang

Chief Financial Officer

Kaixin Auto Holdings

4/F, Tower D, Building 15,

No.5 Jiangtai Road,

Chaoyang District, Beijing 100015

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

As of December 31, 2020, there were 65,132,149 ordinary shares issued and outstanding, par value of US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ◻ No ⌧

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ◻ No ⌧

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ◻ No ⌧

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧
Non-accelerated filer ◻	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ◻ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes ◻ No ◻

i

INTRODUCTION

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

•	“CAGR” are to compound annual growth rate;
•	“car parc” are to the total number of light vehicles, including cars, sport utility vehicles and light trucks in a region or market at a specific point in time;
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“Dealerships” are to our dealership businesses operated by special purpose holding companies in which we possess majority ownership and voting control;
•	“Dealership Outlets” are to retail premises operated by our Dealerships;
●	“Haitaoche” are to Haitaoche Limited;
●	“Haitaoche Acquisition” are to the transaction contemplated by the share purchase agreement entered into between Kaixin and Haitaoche on December 31, 2020 pursuant to which Kaixin agrees to issue to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche;
•	“KAG” are to Kaixin Auto Group, our wholly-owned subsidiary acquired from Renren;
•	“Kaixin,” “we,” “us,” “our company” or “our” are to Kaixin Auto Holdings, our Cayman Islands holding company, and its subsidiaries and consolidated affliated entities;
•	“Kaixin Affiliated Network Dealers” are to other in-network dealers who provide automobile inventory to our Dealerships and which are marketed pursuant to profit-sharing arrangements with us;
•	“other in-network dealers” are to other dealerships with which we have commercial relationships, including consumer financing referrals, or who are users of our Dealer SaaS platform;
•	“RMB” or “Renminbi” are to the legal currency of China;
•	“Shanghai Auto” are to Shanghai Renren Automotive Technology Group Co., Ltd., our wholly-owned PRC subsidiary;
•	“SaaS” are to “software-as-a-service”;
•	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;
•	“U.S. GAAP” are to accounting principles generally accepted in the United States; and
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

Our reporting currency is the U.S. dollar. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.525 to US$1.00, the noon buying rate in effect as of December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

The following selected consolidated statement of operations data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of operations data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Selected financial data for the year ended and as of December 31, 2016 have not been presented as these cannot be provided without unreasonable effort or expense. Our historical results for any periods are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related note and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The following table presents our selected consolidated statement of operations data for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020

	(in thousands of US$)
Total revenues	116,586	431,404	334,697	33,160
Total cost of revenues	113,058	413,971	340,174	32,160
Gross profit (loss)	3,528	17,433	(5,477)	1,000
Operating expenses:
Selling and marketing	10,698	24,077	14,364	2,588
Research and development	3,982	4,419	3,357	757
General and administrative	14,971	23,012	36,145	6,832
Recoverable of detained and impaired assets				(2,921)
Impairment of goodwill			74,091
Total operating expenses	29,651	51,508	127,957	7,256
Loss from operations	(26,123)	(34,075)	(133,434)	(6,256)
Other (expenses) income	387	(812)	840	586
Fair value change of contingent consideration	(1,480)	(49,503)	65,594	—
Interest income	902	575	69	5
Interest expenses	(3,068)	(4,261)	(4,057)	(1,183)
Loss before provision of income tax and noncontrolling interest	(29,382)	(88,076)	(70,988)	(6,848)
Income tax (expenses) benefit	(1,158)	(862)	1,920	1,528
Loss from continuing operations	(30,540)	(88,938)	(69,068)	(5,320)
Discontinued operations:
Income (loss) from discontinued operations	1,845	(594)	—	—
Net loss	(28,695)	(89,532)	(69,068)	(5,320)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share – basic and diluted	24,984,300	24,984,300	33,146,593	41,715,834
Net loss per share attributable to Kaixin Auto Holdings’ shareholders – basic and diluted:
Loss per share from continuing operations	(1.22)	(3.56)	(1.39)	(0.13)
Income (loss) per share from discontinued operations	0.07	(0.02)	—	—
Net loss per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted	(1.15)	(3.58)	(1.39)	(0.13)

Note: Discontinued Operations refers to the effects of disposal of Renren Fenqi business in May 2016.

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020

	(in thousands of US$)
Total current assets	318,303	115,398	51,985	46,786
Total assets	410,095	191,232	54,390	48,467
Total current liabilities	320,149	167,211	51,049	40,936
Total liabilities	408,664	260,952	51,859	40,962
Total Kaixin Auto Holdings shareholders’ equity (deficit)	(33,222)	(102,126)	(4,570)	(55)
Total equity (deficit)	1,431	(69,720)	2,531	7,505
Total liabilities and equity (deficit)	410,095	191,232	54,390	48,467

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.

We had not been profitable since the inception of KAG, the operating entity we acquired in April 2019. We incurred net losses of US89.5 million, US$69.1 million and US$5.3 million in 2018, 2019 and 2020, respectively. We also had negative cash flows from operating activities of US$9.7 million, US$4.7 million and US$3.9 million in 2018, 2019 and 2020, respectively. In addition, after the acquisition of KAG, we incur significantly greater legal, accounting and other expenses than we incurred as a blank check company and KAG incurred as a subsidiary of Renren. As a result of these increased expenditures, we will have to generate and sustain increased revenues and contain costs to achieve profitability.

We have experienced recurring losses from operations. As of December 31, 2020, we had an accumulated deficit of US$197.5 million.

We expect that we will continue to incur losses at least in the near term as we invest in and strive to grow our business. We may also incur significant losses in the future for a number of reasons, including possible changes in general economic conditions and regulatory environment, slowing demand for used and new cars and related products and services, increasing competitions, weakness in the automotive retail industry generally, as well as other risks described in this annual report, and we may encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. Our revenue declined from 2018 to 2020, and if this trend continues, we may not be able to reduce costs to a level to make our operations profitable. In addition, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future.

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

Additionally, we have limited experiences in most aspects of our business operations, including online/offline auto sales operations, financing facilitation and other value-added services and the development of long-term relationships with platform participants, such as dealers, financial institutions and car buyers. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance of our platform, attracting and retaining customers, expanding our partnerships and the scope of our platform, increasing competitions, and increasing expenses as we continue to grow our business. We cannot assure you that we will be successful in addressing these and other challenges that we may face in the future, and if we do not manage these risks successfully, our business may be adversely affected. In addition, we may not achieve sufficient revenues or maintain positive cash flows from operations or profitability in any given periods. If our assumptions regarding these risks and uncertainties which we use to plan our business are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

The laws and regulations governing the auto industry in the PRC are still at a nascent stage and subject to further changes and interpretations. As the market, the regulatory environment and other conditions evolve, our existing solutions and services may not continue to deliver the expected business results. As our business develops and responds to competition, we may continue to introduce new services or make adjustments to our existing services, business model or operations in general. Our ability to retain Dealerships, financial institutions, customers and other platform participants and to attract new platform participants are also critical to our business. Any significant changes to our business model or failure to achieve the intended business results may have a material and adverse impact on our financial condition and results of operations. Therefore, it may be difficult to effectively assess our future prospects.

We may not be able to reverse the recent decline in its revenues.

Our revenues decreased from US$431.4 million in 2018 to US$334.7 million in 2019, and further significantly decreased to US$33.2 million in 2020, partially attributable to the significant negative impact of the COVID-19 pandemic on our operations and the halt in our car sales operations since summer 2020. Even if our revenues increase in the future, our rate of growth may never achieve the same level as the past. We will not be able to grow as fast or at all if we do not:

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

There can be no assurance that we will meet these objectives. We expect to continue to expend substantial financial and other resources on :

•	marketing and advertising;
•	expansion of our vehicle inventory; and
•	general administration, including legal, accounting and other compliance expenses.

Our business is relatively new and has operated at substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to grow our business. We also expect that our business will evolve in ways that may be difficult to predict. For example, over time our investments intended to drive new customer traffic to our website may be less productive than expected. In the event of this or any other adverse developments, our continued success will depend on our ability to successfully adjust our strategies to meet changing market dynamics. If we are unable to do so, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

Our Dealerships conduct various aspects of our business, and we face risks associated with our Dealerships, their employees and other personnel.

We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2020, we had 14 Dealerships. Our control over our Dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

Our Dealerships and their employees directly interact with consumers, other dealerships and other platform participants, and their performance directly affects our reputation and brand image. If our service personnel or those of our Dealerships fail to satisfy the needs of the consumers, respond effectively to their complaints, or provide services to their satisfaction, our reputation and the customers’ loyalty could be negatively affected. As a result, we may lose customers or experience a decline in business volume, which could have a material adverse effect on our business, financial condition and results of operations. We do not directly supervise the services provided by our Dealerships and their personnel and may not be able to successfully maintain and improve the quality of their services. Dealerships may also fail to implement sufficient control over their sales, maintenance and other personnel. In addition, we have developed a Kaixin Affiliated Network Dealer model pursuant to which we source and market the used cars in our Dealerships under profit-sharing arrangements with third parties who provide these vehicles to us. We have little control over the actions of these Kaixin Affiliated Network Dealers, and their failure to comply with any laws or ethical business practices may harm our reputation or results of operations. As a result of the conduct of Dealerships or Kaixin Affiliated Network Dealers, we may suffer financial losses, incur liabilities and suffer reputational damage. In addition, while violation of laws and regulations by Dealerships and Kaixin Affiliated Network Dealers has not led to any material claims against us in the past, there can be no assurance that such a claim will not arise in the future which may harm our brand or reputation or have other adverse impacts.

Further, suspension or termination of a Dealership’s or a Dealership Outlet’s services in a particular geographic area may cause interruption to or failure in our services in the corresponding geographic area. A Dealership operator may suspend or terminate his or her services or cooperation with us for various reasons, many of which are outside our control. For example, due to the intense competition in our industry, existing Dealerships may choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our Dealerships or find alternative ways to serve their geographic areas in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with Dealerships, our customers’ satisfaction, brand, reputation, operations and financial performance may be materially and adversely affected.

During 2019 and 2020, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders illegally detained our inventories in our Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. As a result, we wrote down $17.8 million inventory, and wrote off US$22.3 million prepayments for the year ended December 31, 2019. By early 2021, we have reached agreement to resume used car business operations with a majority of the non-controlling shareholders. We are in the process of negotiating with the remaining non-controlling shareholders and may initiate legal proceedings where necessary. If these disputes cannot be resolved in our favor, our business and results of operations will be materially and adversely affected.

We may not be able to successfully expand or maintain our network of Dealerships.

As of December 31, 2020, we had a network of 14 Dealerships. We have not expanded our network since May 2018. Our Dealership network is a foundation of our platform, and we rely on our Dealerships in providing services to car buyers and financial institutions. As China is a large and diverse market, business practices and demands may vary significantly by regions and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand our Dealership network into other parts of China.

Further, we may have difficulties in managing our relationships with our Dealership operators once they have earned the share payouts to which they are entitled. Pursuant to our equity purchase agreements with the Dealership operators, they are entitled to payment of consideration in our ordinary shares based on the Dealerships’ performance over five 12-month performance benchmark periods. Following the completion of these performance benchmark periods, we may need to enter into new arrangements with our Dealership operators in order to strengthen our relationships with them and incentivize their performance or begin to directly operate our Dealerships, notwithstanding our ownership and operational control over our Dealerships. For additional information, please see “Item 4. Information on the Company—B. Business Overview—Certain Legal Arrangements—Legal Arrangements with Dealerships.”

Our Dealership may collaborate with other dealers in the future, which could take actions that harm our business and our Dealerships.

We currently own all existing Dealership Outlets. However, we may in the future permit Dealership operators to develop and operate other Dealership Outlets in their designated geographic areas in collaboration with other unrelated third parties. In such event, certain Dealership operators may elect to cooperate with other third parties to develop and operate Dealership Outlets in the geographic area covered by the relevant agreement. Although our existing Dealership agreements contractually obligate Dealerships to operate in accordance with specified standards, including synchronization of their operations with the wider Kaixin platform and integration with our Dealer SaaS system, we may not be a party to any agreements between Dealership operators and third-party partners. As a result, we would be dependent upon Dealership operators to enforce these standards with respect to these additional dealerships and more broadly, to ensure their success. As a result, we depend on the Dealership operators for the ultimate success and quality of any additional locations. If any such additional Dealership Outlets are not successfully operated in a manner which is consistent with the standards required by us, their performance, the performance of our Dealerships and ultimately, our performance, could be adversely affected and our brand image and reputation may be harmed, which could materially and adversely affect our business and operating results.

Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.

We have in the past made and may in the future seek to make acquisitions and investments and enter into strategic alliances to further expand our business. If presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including auto dealerships, that are accretive to our core business. For example, on December 31, 2020 we entered into definitive agreement pursuant to the Haitaoche Acquisition which we expect to consummate in the first half of 2021. There can be no assurance that we will always be able to complete such acquisitions successfully or on terms acceptable to us. Integration of acquired entities or assets into our business may not be successful and may prevent us from expanding into new services, customer segments or operating locations. This could significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of the attention of our management and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

Our possible future acquisitions of auto dealerships, other acquisitions, investments or strategic alliances may also expose us to other potential risks, including but not limited to:

●	risks associated with unforeseen or hidden liabilities which we failed to identify in our pre-acquisition due diligence;
●	the diversion of resources from our existing businesses and technologies;
●	our inability to generate sufficient revenues to offset the costs, expenses of acquisitions;
●	we may not be able to integrate newly-acquired businesses and operations in an efficient and cost-effective manner; and
●	potential loss of, or harm to, relationships with Dealerships, employees, customers as a result of our integration of new businesses.

In addition, we may recognize impairment losses on goodwill arising from our acquisitions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, financial condition and results of operations.

The quality of the premium used automobiles that we offer is critical to the success of our business.

We offer a wide selection of premium used cars for sale at our Dealerships. We have implemented high standards for the used car inventory that we offer for sale and only the vehicles that pass our thorough inspection process consisting of over 140 steps are offer for sale. We do not offer for sale the vehicles in poor condition or vehicles with a history of accidents, water or fire damage, extensive mileage or other unacceptable attributes. However, there can be no assurance that these inspections and other measures will be effective, and there is a risk that the vehicles offered for sale on our platform could have defects. As a result, we and our Dealerships are exposed to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us or our Dealerships as a result of the sale of such products.

In addition, we have developed a Kaixin Affiliated Network Dealer model pursuant to which we source and market used cars at Dealerships under profit-sharing arrangements with third parties who provide these vehicles. Although we screen and recondition these vehicles according to the same procedures that we apply to our other used vehicles, we may have less control of the inventory sourced through this model and face risks related to the activities of Kaixin Affiliated Network Dealers with whom we cooperate. Any defects in the used or new cars we offer for sale, whether or not they are actually sold to the customers, could have a material and adverse impact on our reputation, results of operation and financial condition.

Our success depends upon the continued contributions of our sales representatives.

Our sales representatives, who are primarily employed by our Dealerships, are a driving force of our success. We believe that one factor that distinguishes us from other competitors is our culture centered on valuing all sales representatives. Any failure to maintain this culture or to continue recruiting, developing and retaining the sales representatives that drive our success could have a material adverse effect on our business, sales and results of operations. We also face risks related to the loyalty of our sales representatives. Referrals of leads by sales representatives to friends or others in side deals is a common phenomenon in our industry in China, and if our sales representatives seek to profit themselves personally at the expenses of us, that could hurt our business and results of operations. Our ability to recruit sales representatives while controlling related costs is subject to numerous external and internal factors, including but not limited to, the unemployment levels, prevailing wage rates, growth plans, changes in employment legislation, and competition for qualified employees in the industry and regions in which we operate. This competition is especially fierce for qualified service technicians. Our ability to recruit sales representatives while controlling related costs is also subject to our ability to maintain positive employee relations. If we are unable to do so, or if, despite our efforts, becomes subject to successful unionization efforts, it could increase costs, limit our ability to respond to competitive threats and have a material adverse effect on our business, sales and results of operations.

Our success also depends upon the continued contributions of our Dealerships and our regional and corporate management teams. Consequently, the loss of the services of any key personnel could have a material adverse effect on our business, sales and results of operations. In addition, an inability to build our management bench strength to support business growth could have a material adverse effect on our business prospects, sales and results of operations.

We rely on a limited number of financial institutions to fund the consumer auto financing transactions that we facilitate, and any adverse changes in our relationships with such financial institutions may materially and adversely impact our business and results of operations.

We rely on a limited number of financial institutions to fund financing transactions to car buyers. Loans from Ping An Bank accounted for a majority of the loans we facilitated to consumers through our consumer auto loan financing facilitation business in 2019. Our cooperation agreement with Ping An Bank expired on June 30, 2020, and there is no current plan to renew the agreement in the near term. We need to locate another financial institution to fill in the void of Ping An Bank. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Customers who enter into financing arrangements may fail to effectively pledge their purchased cars as collateral in connection with the financing arrangements. In addition, delinquencies by our customers may also cause financing partners to limit or terminate their relationships with us. For further information as to our arrangements with these financial institutions, see “Item 4. Information on the Company—B. Business Overview—Certain Legal Arrangements—Legal Arrangements with Financial Institutions.” There can be no assurance that we will be able to rely on such funding arrangements in the future or that we would be able to replace our financing partners in the event that they cease their relationship with us. Although we continue to identify new financial institutions to collaborate with, there can be no assurance that we will be able to diversify the financial institutions that we collaborate with in the future. Given our current dependence on a relatively small number of financial institutions, if our relationship with any such institution or their channel partners deteriorates, if any such financial institution determines not to collaborate with us or limits the funding that is available for financing transactions facilitated by us, or if any such financial institution encounters liquidity issues in general, our business, financial condition and results of operations may be materially and adversely affected.

Further, financing institutions that we work with can significantly influence the terms of our consumer auto finance loans, including the interest rates, term and collateral provisions, and we have little influence over these terms. In order to maintain and foster our cooperation with financing institutions, we may have to accommodate demands that they may impose on us in the future. Such demands and requirements may increase our costs, weaken our connection with the customers, or even be disruptive to our existing auto loan financing facilitation business. In addition, the financing institutions that we work with also cooperate with certain of our competitors and, as a result, may have adverse or conflicting interests with us, which could harm our business, materially and adversely affect our results of operations.

In addition, our ability to collaborate with financial institutions may become subject to new regulatory limitations, as the laws and regulations governing the automotive finance industry in the PRC continue to evolve. In the event there is a sudden or unexpected shortage of funds from financial institutions that we collaborate with or if they experience disruptions to their operations for any reasons, our ability to serve car buyers will be adversely affected. We may from time to time experience constraints as to the availability of funds from financial institutions, especially as our business continues to grow and the need for funding increases. Such constraints may affect user experience, including by limiting the approval of customers’ credit applications. Such limitations may also restrain the growth of our business. Any prolonged constraint as to the availability of funds from financial institutions may also harm our reputation or result in negative perception of the services which we offer, thereby lowering the willingness of prospective car buyers to seek automotive financing solutions offered by our partners or the willingness of dealers and other platform participants to collaborate with us.

We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

KAG has historically relied on Renren, our controlling shareholder and KAG’s former parent company, to support its operations, the expansion of its Dealerships and the growth of its business. We have also relied on certain third party financing sources, including financial institutions. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, for instance, increasing the number of cars that we sell, developing new solutions and services, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing our operating infrastructure and acquiring complementary businesses and technologies. However, additional funds may not be readily available on terms that are acceptable to us, or at all. Repayment of debt may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, thus result in the acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities that we issue could have rights, preferences and privileges superior to those holders of our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives, fund our Dealerships and respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

We operate in a highly competitive industry. Failure to develop and execute strategies to maintain our market position and to adapt to the increasing use of the internet to market, buy, sell and finance used vehicles could adversely affect our business, sales and results of operations.

Automotive retailing is a highly competitive and highly fragmented industry in China. Our competitors include publicly and privately owned used and new car dealers, online and mobile sales platforms, as well as millions of private individuals. Competitors buy and sell the same or similar makes of vehicles that we offer in the same or similar markets at competitive prices.

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

The PRC automotive retail market, including the consumer automotive finance market, is highly dynamic and is at an early stage of development. While it has undergone significant growth in the past few years, there is no assurance that it can continue to grow rapidly. As part of our business, we offer retail auto sales of premium used vehicles, financing, including consumer loans provided by our financing partners, automobile insurance providers and value-added services to various participants in the automotive transaction value chain, including dealers, financial institutions, car buyers, service providers and other industry participants. Helping more industry participants to recognize the value of our services in a rapidly-evolving market is critical to increasing the number and amount of used cars and other transactions that we complete and to the success of our business.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	source, market and sell used and new automobiles in substantial volumes and on favorable terms;
•	effectively manage and expand our network of Dealerships;
•	facilitate automotive financing to a growing number of car buyers;
•	maintain and enhance our relationships and business collaboration with dealers, financial institutions and other platform participants;
•	charge competitive service fees to platform participants while driving the growth and profitability of our business;
•	improve our operational efficiency;
•	attract, retain and motivate talented employees, particularly sales and marketing and technology personnel to support our business growth;
•	adapt to technological changes, such as the development of autonomous vehicles, new products and services, new business models and new methods of travel;
•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and collected across our system;
•	navigate economic conditions and fluctuations in the pandemic environment;
•	implement our business strategies, including the offering of new services; and
•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

If we are unable to adapt to any of these factors in the rapidly-evolving market, our business, performance and results of operations could suffer.

Our success depends on our ability to attract prospective car buyers.

The growth of our business depends on our ability to attract prospective car buyers. We primarily purchase car models that we believe are reliable, reasonably priced and appealing to car buyers in lower-tier cities. We price cars based on insights derived from automotive transaction data associated with the facilitation of automotive financing solutions as well as data from other automotive transactions. We have limited experiences in the purchase of cars for sale, and there is no assurance that we will be able to do so effectively. Demand for the type of cars that we purchase can change significantly between the time the cars are purchased and the time of sale. In addition, the models offered by our Dealerships may not be popular among prospective car buyers, which could materially and adversely affect our business, results of operations and financial condition. Demand may be affected by new car launches, changes in the pricing of such cars, defects, changes in consumer preference and other factors. We may also need to adopt more aggressive pricing strategies for the cars we purchase than originally anticipated to stoke consumer demand. We face inventory risk in connection with the cars purchased, including the risk of inventory obsolescence, decline in value, and significant inventory write-downs or write-offs. If we were to adopt more aggressive pricing strategies, our profit margin may be negatively affected as well. We may also face increasing costs associated with the storage of inventory. Any of the above may materially and adversely affect our financial condition and results of operations.

In order to expand our base of car buyers, we must continue to invest significant resources in the development of new solutions and services and build our relationships with financial institutions, auto dealers and other platform participants. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to the changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on our platform. If our efforts in these regards are unsuccessful, our base of car buyers may not expand at the rate which we anticipated, and it may even shrink. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, in order to attract prospective car buyers, we must also devote significant resources to enhancing the experience of car buyers on our platform on an ongoing basis. We must enhance the functionality and ensure the reliability of our platform. If we fail to provide superior customer service or address complaints of car buyers on our platform in a timely manner, we may fail to attract prospective car buyers to use our solutions and services, and the number of financing transactions that we facilitate may decline.

In the meantime, we also seek to maintain our relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that we will be able to maintain or deepen such relationships.

The growth of our business relies on our branding efforts and these efforts may not be successful.

Our Kaixin Auto brand was newly launched in the first half of 2018 and we believe that an important component of our growth will be the growth of visitors to our website and Dealerships. Because Kaixin Auto is a consumer brand, brand visibility is critical for our engagement with potential customers. We currently advertise through a blend of brand and direct marketing channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand. We recorded selling and marketing expenses of approximately US$24.1 million, US$14.4 million and US$2.6 million in 2018, 2019 and 2020, respectively.

Our business model relies on our ability to scale rapidly and to appropriately manage customer acquisition costs as we grow. If we are unable to establish a strong and trusted brand and recover our marketing costs through the increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

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

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;
•	maintain and develop relationships with auto dealers and financial institutions;
•	provide prospective car buyers and existing car buyers with superior service experiences;
•	effectively manage and resolve any complaints of car buyers, auto dealers that we work with or financial institutions; and
•	effectively protect personal information and privacy of car buyers and any sensitive data received from financial institutions.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of us, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with or without merits, could severely hurt our reputation and harm our business and results of operations.

Negative publicity about China’s automotive finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Furthermore, any negative development in the automotive retailing industry, such as bankruptcies or failures of platforms providing automotive retailing services, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility that we have established and impose a negative impact on our ability to attract new dealers, financial institutions, car buyers and other platform participants. Negative developments in the automotive retailing industry may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

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

We depend in part on internet search engines, social networking sites and third-party auto sales platforms to drive traffic to our website and mobile app. Our ability to maintain and increase the number of visitors directed to our website and mobile app is not entirely within our control. Our competitors may increase their search optimization efforts and outbid us for search terms on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, internet search engines and third-party auto sales platforms could revise their methodologies in a way that would adversely affect our search result rankings. If internet search engines and third-party auto sales platforms modify their search algorithms in ways that are detrimental to us, or if our competitors’ efforts are more successful than ours, the overall growth in our customer base could slow down or our customer base could shrink. Internet search engine providers could display automotive dealer and pricing information directly to users in search results, align with our competitors or choose to develop competing services. We expect that our website and mobile app will experience fluctuations in search result rankings in the future. Any reduction in the number of users directed to our website and mobile app through internet search engines, social networking sites and third-party auto sales platforms could harm our business and operating results.

Our ability to grow our complementary product and service offerings may be limited, which could negatively impact our growth rate, revenues and financial performance.

If we introduce or expand additional offerings for our platform, such as services or products involving new cars, financing, leasing or detailing, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved within several years, if at all. In attempting to establish new service or product offerings, we expect to incur significant expenses and face various other challenges, such as expanding our customer service and management personnel to cover these markets and complying with complicated regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these complementary products and services to consumers, and failure to do so would compromise our ability to successfully expand into these additional streams of revenues. Any of these risks, if realized, could adversely affect our business and results of operations.

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

Any significant changes or deterioration in economic conditions could have a material adverse effect on our business, sales, results of operations and financial condition.

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

We face risks regarding the complying with applicable laws, rules and regulations relating to the collection, usage, disclosure and security of personal information, as well as any requests from regulatory and government authorities relating to such data. For instance, our Dealer SaaS system utilizes and generates substantial volumes of data on consumers and dealers, and we and our Dealerships rely on them for our operations and inventory management. These data include the information customers provide when purchasing a vehicle and applying for vehicle financing. In the event that we experienced a failure of our information systems, our operations and financial performance could be materially harmed, and if the information is accessed by third parties or publicized without authorization, our reputation or competitive position could suffer.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. For further details, please see “Item 4. Information on the Company—B. Business Overview—Regulation —Regulations Relating to Information Security.”

We also grant limited access to specified data on our technology platform to certain other parties, such as our Dealerships. Our Dealerships face the same challenges and risks inherent in handling and protecting large volumes of data. Any system failure or security breach or lapse on our part or on the part of any of such third parties that results in the leakage of user data, or failure to respond thereto, could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liabilities.

In addition, we may become subject to additional laws in other jurisdictions. The laws, rules and regulations of other jurisdictions, such as the U.S. and Europe, may impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, which require us to change our business practices, increase our costs and severely disrupt our business.

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

Any interruption or delays in our services, whether as a result of third-party error or our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers and other platform participants and damage our reputation, thus subject us to liabilities and cause customers and other platform participants to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential outbreak of wars in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have adverse economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in the misuse of confidential information and misappropriation of funds of our customers and other platform participants, which subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

Our platform collects, stores and processes certain personal information and other sensitive data from our customers and other platform participants. The massive data that we have processed and stored makes us and our server hosting service providers the targets of, and potentially vulnerable to, cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or other unauthorized access. While we have taken steps to protect such confidential information, our security measures may be breached. Because techniques used to sabotage or obtain unauthorized access into systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our or our server hosting service providers’ systems could cause confidential customers’ information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is subject to legislation and regulations in numerous domestic and international jurisdictions, the inability to protect confidential information of our customers and other platform participants could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business. The Administrative Measures for the Security of the International Network of Computer Information Network, issued in December 1997 and amended in January 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC, issued in November 2016, requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include, informing our customers and other platform participants of the specific risks and reporting such risks to the relevant competent departments.

We also face indirect technology and cybersecurity risks relating to our business partners, including our third-party payment service providers who manage the transfer of customer funds. As a result of increasing consolidation and interdependence of computer systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its business partners. Although our agreements with third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our customers and other platform participants, and could even result in the misappropriation of funds of our customers and other platform participants. If that were to occur, we and our third-party payment service providers could be held liable to customers and other platform participants who suffer losses from the misappropriation.

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

Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on our sales and results of operations and could impact the supply of vehicles, including the supply of new and used vehicles. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Because we do not have manufacturer authorization to complete recall-related repairs, some vehicles we sell may have unrepaired safety defects. Such recalls, and our lack of authorization to make recall-related repairs, could adversely affect the sales or valuations of used vehicles, hence could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, sales and results of operations.

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

As our business is dependent on our appraisal of the value of inventory that we purchase, if we fail to adjust appraisal offers to stay in line with broader market trade-in offer trends, or fail to recognize those trends, or if our appraisal process is not accurate, it could adversely affect our ability to acquire inventory. Our appraisal process could also be affected by competition, both from used and new car dealers directly and through third-party websites driving appraisal traffic to those dealers. See “—We operate in a highly competitive industry. Failure to develop and execute strategies to maintain our market position and to adapt to the increasing use of the internet to market, buy, sell and finance used vehicles could adversely affect our business, sales and results of operations” for additional discussion of this risk. Our ability to source vehicles from third-party auctions could be affected by an increase in the number of closed auctions that are open only to new car dealers who have franchise relationships with automotive manufacturers. An over-supply of used vehicle inventory will generally cause downward pressure on our product sales prices and margins and increase our average days to sale.

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

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, our financial condition and results of operations. For example, the current U.S. administration has advocated greater restrictions on trade generally and significant increases in tariffs on goods imported into the United States, particularly from China, and has recently taken other steps towards restricting trade in certain goods. The current U.S. administration has created uncertainties with respect to, among other things, existing and proposed trade agreements, free trade generally, and potential significant increases on tariffs on goods imported into the U.S., particularly from China.

In addition, China may alter its trade policies, including in response to any new trade policies, treaties and tariffs implemented by the United States or other jurisdictions, which could include restrictions on the import of used vehicles into China. Such policy retaliations could also ultimately result in further trade policy responses by the United States and other countries, and result in an escalation which leading to a trade war, hence would have an adverse effect on manufacturing levels, trade levels and industries, including automotive sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war could affect the cost of our inventory, the sales prices of used and new cars or our overall business performance and have a material and adverse effect on our business and results of operations. Chinese policies to relax certain import taxes, such as taxes on used and/or new cars may also impact our business. For instance, if import taxes and similar duties on new cars are reduced, demand for used cars could be harmed and the margins of our used car sales business could be negatively impacted, which could adversely affect our results of operations and financial condition. Increased restrictions on trade or certain other changes to trade policies could have an adverse effect on the PRC economy, the used automobile sales industry and our business and results of operations.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for information about ongoing legal proceedings in which we are involved. Lawsuits and litigations may cause us to incur additional defense costs, utilize a significant portion of our resources and divert management’s attention from its day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us, no matter with or without merits, may damage our reputation and may result in material adverse impact on us.

We may be unable to prevent others from the unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, preempted or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

In March 2018, Renren transferred to KAG the kaixin.com domain name, and in May 2018, an affiliate of Renren granted KAG an exclusive license to use the “Kaixin” brand. Further, we have successfully registered our brand name “开心汽车” (which translates to “Kaixin Auto”) in class 35 for services, including promotion for others, purchase for others, providing online markets for sellers and purchasers of goods and services, marketing, etc., which is crucial to our business. However, we have not obtained trademark registrations in other categories related but less crucial to our business, including automobile maintenance. Therefore, we may be unable to prevent any third parties from using the Kaixin brand for some businesses that are the same or similar to ours. As China has adopted a “first-to-file” trademark registration system, if trademarks similar to our brand have been registered in those categories that are related to our business, we may not be able to successfully register our brand or may even be exposed to risk of infringement with respect to third-party trademark rights. We believe that our brand is vital to our competitiveness and our ability to attract new customers. Any failure to protect these rights could adversely affect our business and financial condition.

We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation or infringement upon our intellectual properties. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in any such litigation. In addition, our trade secrets may be leaked or otherwise become available to our competitors, or our competitors may independently discover them. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

Additionally, the application and interpretation of China’s intellectual property rights laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and full of uncertainties, and we cannot assure you that the PRC courts or regulatory authorities would agree with our analysis or that of our counsel. If we were found to have violated the intellectual property rights of others, we may be subject to liabilities for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our acquisition of KAG, in connection with the audit of its consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018, KAG identified a “material weakness” in its internal control over financial reporting and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. We have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

In 2019 and 2020, we identified material weaknesses in our internal control over financial reporting relating to (i) inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over inventory custody at local dealerships. Measures that we implement to address these material weaknesses and other control deficiencies in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures to remedy these deficiencies. However, we have not yet fully addressed the weaknesses as of the date of this annual report. Our failure to address such other material weaknesses or control deficiencies could result in the inaccuracies of our financial statements and could also impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent assessment, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems in the foreseeable future. We may be unable to timely complete our evaluation and any required remediations.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause the investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We depend on third-party suppliers to provide spare parts and accessories.

We depend on auto manufacturers and independent local third-party suppliers for certain spare parts and accessories that we sell. The success of such value-added services is dependent on these suppliers’ ability to anticipate changes in consumer tastes, preferences and requirements and deliver to us in sufficient quantities and on a timely basis a desirable, high-quality and price-competitive mix of accessories. Our suppliers’ products may fail to meet our customers’ expectations due to changes of consumer preferences. We may be unable to maintain a sufficient stock. Our suppliers may increase their prices due to increasing demand for their products from our competitors. If we cannot or opt not to procure spare parts and accessories from such third-party suppliers, our profit margin might be adversely affected. Moreover, the spare parts supplied by our suppliers may fail to function properly and as a result, our customers may bring claims against us, in which case we may be required to make repairs or pay damages. In the event of any of the above, our margins of these products may be affected, which in turn could adversely affect our results of operations and financial condition.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them readily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. We may incur additional expenses to recruit, train and retain qualified personnel. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts, effectiveness and talent of our employees, including automotive engineers, technicians, sales representatives, research and development personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain such personnel at levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment.

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

Our quarterly results of operations, including the levels of our revenues, operating cost and expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the value of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new car buyers;
•	our ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as financial institutions;
•	our ability to access capital;
•	the mix of solutions and services that we offer;
•	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;
•	financial institutions’ willingness and ability to fund financing transactions through our platform on reasonable terms;
•	our emphasis on experience of car buyers, instead of near-term growth;
•	the timing of expenses related to the development or acquisition of technologies or businesses;
•	proper and sufficient accounting policies with respect to our risk reserve liabilities and implementation;
•	network outages or security breaches;
•	general economic, industry and market conditions; and
•	changes in applicable laws and regulations.

In addition, we have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Trends of our revenues are a reflection of car purchase patterns by car buyers. Sales of used cars tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As a result of these factors, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of the prior years. Our actual results may differ significantly from our targets or estimated quarterly results. Therefore, you may not be able to predict our annual results of operations based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our shares to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

The COVID-19 outbreak has significantly disrupted our operations and adversely affected our results of operations and could continue to do so.

China has recently experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces, such as the Hubei Province, and municipalities, such as Wuhan, resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China. Because substantially all of our operations are conducted in China, the outbreak of COVID-19 has caused a disruption to our business, especially one of our Dealerships is located in Wuhan, the original epicenter of the outbreak. In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, we closed all of our Dealership Outlets and corporate offices. In March 2020, we gradually resumed our operations in various cities, but customer traffic to our Dealership Outlets has remained significantly lower than comparable periods before the COVID-19 outbreak. Around mid-2020, we decided to put a halt to business operations in our Dealership Outlets due to severe decline in sales volume and profit margin. With the business disruption and reduced customers’ demand, we experienced a significant decrease in our 2020 sales revenue. With the improved control over the COVID-19 and recovery of overall economy, we have reached agreement with a majority of non-controlling shareholders of the Dealerships to resume used car business operations by early 2021.

Any similar future outbreak of a contagious disease, other adverse public health developments in China and around the world, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volumes, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

We face risks related to natural disasters, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

We are subject to local conditions in the geographic areas in which we operate our business.

Our performance is subject to local economic, competitive and other conditions prevailing in the geographic areas where we operate our business. Since a large portion of our sales are generated in second- and third-tier cities in China, our results of operations depend substantially on the general economic conditions and consumer spending habits in these markets. In the event that any of these geographic areas experience a downturn in economic conditions, it could have a material adverse effect on our business, sales and results of operations.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, since 2018, we have entered into a series of ancillary agreements to facilitate our sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when we source a used car, the legal title of the car is transferred to a senior member of management of Shanghai Jieying, or a Jieying Executive, and the registration is transferred to the name of one of the Dealership’s employees. When the used car is sold, the relevant legal ownership is transferred from the Jieying Executive to the purchaser, and the registration is transferred from the Dealership employee’s name to the name of the purchaser. Under PRC laws and regulations, if the seller is an individual selling a personal automobile, the seller is exempted from value-added tax. Thus, structuring the purchase and subsequent sale such that the legal title and automobile registration are placed under the names of Jieying Executives and Dealership employees, respectively, as described above results in our recognizing no value-added tax on the sales of the used cars. Viewed as a service provider from a value-added tax perspective in the used car transactions structured this way, we are only subject to value-added tax on the difference between the original purchase price and retail price of the used cars. Although we believe that the transaction structure created by the ancillary agreements and our estimates of our value-added taxes are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and if the conclusion were reached by relevant tax authorities that we were subject to additional value-added taxes as a result of using the employees as agents in this structure, such a determination would have a material adverse effect on our financial results in the period or periods for which such determinations are made.

Restoration of limits on cross-regional flows of used cars would adversely affect our sourcing and sales of used cars.

To create a freely circulating market of used cars, the Chinese central government has implemented multiple policies in recent years aimed at removing restrictions on cross-regional flows of used cars. In March 2016, the State Council issued a guideline to promote more convenient transactions of used vehicles. This required the removal, in all cities other than key regions for air pollution prevention and control, such as Beijing and 14 others, of curbs previously implemented to prevent vehicles from one city or province being sold in another, provided that the subject vehicle meets the emission standards of the destination locality. In December 2016, the MOFCOM and the Ministry of Environmental Protection issued orders to implement the State Council’s guideline, requiring that, as long as the regular inspections for environmental protection and motor vehicle safety are valid and the motor vehicle meets the emission standards of the destination locality, local governments should not set any other limits. Further, the Government Work Report 2018 states that more efforts will be made to scrap any limits on cross-region flows of used cars. We do not expect that any new restrictions will be imposed to prevent cross-region used car transactions. However, if such restrictions were to be imposed by local governments, it would adversely affect our sourcing and sales of used cars.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influences on consumer behaviors. With an effort to alleviate traffic congestion and improve air quality, some local governmental authorities issued regulations and relevant implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business.

We rely on contractual obligations rather than government filings to ensure our continued title to vehicles managed under our inventory financing business.

Our loans to used car dealerships are structured on a finance lease basis, whereby the entity lessor sells us the vehicle before leasing it back from us, although for accounting purposes the transaction is not treated as a sale as it is not substantively a sale due to the economic substance of the transaction. In spite of this arrangement, upon completing the purchase of the subject vehicle, we do not formally transfer the registration of the vehicle into our name. We also do not file mortgage registrations relating to the lease of the vehicle. Instead, our contract with the lessor obligates them not to take any action that could undermine our title to the vehicle. In addition, we retain in our control all documents relating to the vehicle and title, and provide markings for the vehicle identifying it as owned by us. However, these steps would not prevent a good-faith third-party buyer from taking legal title to the vehicle if the lessor attempted to sell the vehicle without our knowledge. If the lessor sells the vehicle without our knowledge, we would face potential inventory shortages of vehicles, liability for breach of contract if there is another contract selling the same vehicle, and incurred significant costs with an attempt to recover from the lessor the losses from such unauthorized sale of the vehicle. We might not be able to recover from the lessor our losses from the unauthorized sale of vehicle, or claim back the legal title of the vehicle, which would have a material adverse effect on our business, results of operations and financial condition.

Negative media coverage could adversely affect our business.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our business prospects and results of operations. Such negative publicity could be related to a variety of matters, including but not limited to:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;
•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;
•	users’ complaints about the quality of our products and services;
•	copyright infringements involving us and content offered on our platform;
•	security breaches of confidential user information; and
•	governmental and regulatory investigations or penalties resulting from our failure to comply with the applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad base of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or inaccurate information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

We have limited insurance coverage which could expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any losses that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Carve-out from Renren and Our Relationship with Renren

We have limited experiences operating as a stand-alone public company.

Prior to 2019, Renren had provided KAG with financial, administrative, sales and marketing, human resources and legal services, as well as the services of a number of its executives and employees. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company. Any failure or significant disruptions to our own financial or administrative systems could have an adverse impact on its business operations, such as paying its suppliers and employees, executing foreign currency transactions or performing other administrative services, on a timely basis. The difficulties we may encounter may also cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, our management team need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including the requirements relating to corporate governance, listing standards, securities and investor relations matters. While KAG was a subsidiary of Renren, it was indirectly subject to the requirements with regards to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. However, as a stand-alone public company, our management have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we are able to do so in a timely and effective manner.

We may not continue to receive the same level of support from Renren, and if our collaboration with Renren is terminated or curtailed or if we are no longer able to benefit from the synergies of our cooperation with Renren, our business may be adversely affected.

Renren has extensive experiences in internet social media, and our business has benefited significantly from Renren’s strong market position in China and its expertise in technology and social media-related businesses. In addition, we have also benefitted from Renren’s financial support in the past.

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

We have entered into a series of agreements with Renren and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement that we entered into with Renren on April 30, 2019, we agreed not to compete with Renren in respect of the business that was conducted by Renren as of that date, as described in its periodic filings with the Securities and Exchange Commission, or the SEC, prior to that date, other than the used and new consumer automotive business. Such contractual limitations significantly affect our ability to diversify sources of revenues and may materially and adversely impact our business and prospects should the growth of the used and new consumer automotive business in China slow down. In addition, pursuant to the master transaction agreement that we entered into with Renren on the same date, we agreed to indemnify Renren for liabilities arising from litigations and other contingencies related to our business and assume these liabilities as part of our carve-out from Renren. The allocation of assets and liabilities between Renren and us may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Renren continues to control us, we may not be able to bring a legal claim against Renren in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Our sales, marketing and brand promotion have benefited significantly from our association with Renren. Any negative development in our market position or brand recognition may materially and adversely affect our marketing efforts and the strength of our brand.

Renren, the former parent company of KAG, has remained our controlling shareholder. We have benefited significantly from our association with Renren in marketing our brand and platform. For example, we have benefited from Renren’s strong brand and industry recognition in China, which has enhanced our credibility and marketing reach. If Renren loses its market position, the effectiveness of our marketing and business development efforts through our association with Renren may be materially and adversely affected. In addition, any negative publicity associated with Renren will likely to have an adverse impact on the effectiveness of our marketing efforts, reputation and brand.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our VIEs and their respective shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our VIEs and their respective shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements of which they are a party, our recourse to the assets held by our VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under the PRC law.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly-owned PRC subsidiary, Shanghai Auto, have entered into a series of contractual arrangements with our VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal actions to compel them to perform their contractual obligations. Further, if we fail to maintain effective control over our VIEs, our business would be materially and adversely affected.

All the agreements under our contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S.. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and result in n delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and relevant rights and licenses held by them that we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our VIEs may encounter, on one hand, and as beneficial owners of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our VIEs as provided under the power of attorney, directly appoint new directors of our VIEs. We rely on the shareholders of our VIEs to comply with the PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act in good faith in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes that arises between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish its interests in those operations.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under the PRC laws and regulations, and our wholly owned enterprises in the PRC are each a foreign invested enterprise, or an FIE. Accordingly, our subsidiaries are not eligible to operate VATS or provide certain other restricted services related to our business in China. We relied on Qianxiang Changda and one of its subsidiaries to operate a peer-to-peer financing platform, until the end of 2017 when both the platform and subsidiary were transferred to Renren. We rely on Shanghai Jieying to operate our used auto sales online platform and app which we believe are considered to be VATS by the PRC government. Accordingly, we rely on contractual arrangements with Qianxiang Changda and Shanghai Jieying, namely our VIEs, and their respective shareholders, to operate our business. Our PRC subsidiary Shanghai Auto has entered into a series of contractual arrangements with our VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by the PRC law.

As a result of these contractual arrangements, we have control over the VIEs and hence consolidate their financial results as our consolidated affiliated entities under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations currently in effect, is of the opinion that each of the Contractual Agreements among our relevant wholly-owned PRC subsidiary, our VIEs and their respective shareholders is, and taken as a whole are, (i) valid and legally binding on each party thereto; and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant Government Agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC Laws and policies thereto, and to general equity principles, except that the pledges on Shanghai Jieying’s equity interests would not be deemed validly created until they are registered with the competent administration of industry and commerce. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or MOFCOM, or the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with the PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our VIEs and have to modify such structure to comply with the regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the rights to direct the activities of our VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our VIEs or their subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure.”

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our VIEs owe additional taxes, which could negatively affect our financial condition and the value of our ordinary shares.

Under the applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles.

We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our VIEs and their respective shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment.

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

Under the existing PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops: corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. The use of corporate chops must be approved by both of our legal department and administrative department, the use of contract chops must be approved by our legal department, and the use of finance chops must be approved by our finance department. The chops of our subsidiaries and VIEs are generally held by the relevant entities so that the documents can be executed locally.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries or VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of a chop with an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal actions, which could involve significant time and resources to resolve while distracting management from our operations, and our business prospects and results of operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and it may materially and adversely affect the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. On December 26, 2019, the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China was promulgated by the State Council and became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Although the Foreign Investment Law does not explicitly classify the VIE structure as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the State Council to provide the VIE structure as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with our VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the Special Administrative Measures for Foreign Investment Access, or the Negative List, issued by the MOFCOM in June 2020. According to the Guidance Catalog of Industries for Foreign Investment, which was promulgated and as amended from time to time by the MOFCOM and the NDRC, and the Negative List, the provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be imposed on our VIEs if our contractual arrangements with our VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate require further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in an adverse impact on our current corporate structure.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and the allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including lifting the interest rate and to control the pace of economic growth. These measures may cause the decline of economic activities in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services, thus materially and adversely affect our business and results of operations.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting, implementing and enforcing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with the PRC laws and regulations, and may affect our ability to enforce our contractual rights or pursue tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management’s attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct all of our operations in China and all of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and most of our directors and senior executive officers are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China regarding the judgments of a court in any of these non-PRC jurisdictions in relation to any matters not subject to a binding arbitration provision may be difficult or even impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and repay any debt that we may incur. The ability of our PRC subsidiaries to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, which is determined in accordance with the PRC accounting standards and regulations. In addition, according to the PRC Company Law, each of our PRC subsidiaries, as a wholly foreign-owned enterprise in China, is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until the aggregate amount of such reserve reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may also restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

We are an offshore holding company which primarily conducts our operations in China. Any funds that we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to the registration or filing with relevant governmental authorities in China.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of an FIE to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from offshore funds to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

We are required to obtain certain licenses and permits for our business operations, and we may not be able to obtain or maintain such licenses or permits.

The PRC government regulates the internet and automotive industries extensively, including through licensing and permit requirements pertaining to companies in these industries. Relevant laws and regulations are relatively new and evolving, and their interpretations and enforcement involve significant uncertainties. As a result, under certain circumstances, it may be difficult to determine what actions or omissions may be deemed as violations of the applicable laws and regulations.

We provide VATS through Shanghai Jieying, as Shanghai Jieying possesses an ICP License, which is required for the provision of VATS. Failure to obtain, maintain or renew the ICP License and other required licenses may significantly disrupt our business, subject us to sanctions, or have other material adverse effects on us.

To enable our customers to receive vehicles purchased from our Dealerships and other in-network dealers, we rely initially on the use of our own capital during the waiting period between customers and our financing partners. As our financing partners generally approve and release funds within a period of up to a few weeks to a Dealership or in-network dealer, we first release the funds in advance to the relevant Dealership or in-network dealership so that it can in turn release vehicles to its customers earlier than would otherwise be the case. As the vehicle purchase loan relationship is ultimately between the relevant customers and our financing partners, we do not consider our service as constituting a financial service requiring us to obtain any approval or license. However, we cannot assure you that relevant PRC government agencies would reach the same conclusion. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to the foregoing solutions we provide. However, given the evolving regulatory environment of the financial industry, we cannot assure you that we will not be required in the future by relevant governmental authorities to obtain approval or license to continue to provide such interim financing solutions used to speed up the vehicle purchasing procedure.

In addition, pursuant to relevant laws and regulations, as Shanghai Jieying and our Dealerships are regarded as operators of used car sales business, these entities are required to complete filing with the MOFCOM at the provincial level. We may fail to complete such filings in certain locations since the relevant authorities in those areas do not accept such filing application in practice due to the lack of local implementation rules and policies in such respects. We plan to submit our filing application as soon as the relevant governmental authorities are ready to accept such application. However, we cannot assure you that we can successfully complete the filing in a timely manner, or at all. Failure to comply with the filing requirements may subject our business to restrictions. As a result, our business and results of operations may be materially and adversely affected.

Under the existing PRC laws and regulations, companies responsible for the construction projects are required to prepare environmental impact reports, environmental impact statements, or environmental impact registration forms based on the level of potential environmental impact of the projects. Environmental impact reports (required in the case of potentially serious environmental impact) and environmental impact statements (required in the case of potentially mild environmental impact) are subject to review and approval by the applicable governmental authorities and the failure to satisfy such requirements may result in the discontinuation of the construction projects, imposing fines of 1% to 5% of the total investment in the projects or an order of restoration. Environmental impact registration forms (required in the case of very little environmental impact) are required to be filed with the competent authority and failure to satisfy such requirement may result in the imposition of fines up to RMB50,000 (US$7,971). We do not regularly conduct construction projects in the ordinary course of our business. However, some of our projects, including the building and overall decoration of our after- sales service centers, could be deemed as construction projects where a timely filing or submission for approval is required and failure to do so may subject us to fines and other enforcement actions as mentioned above.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. If we fail to complete, obtain or maintain any of the required licenses or approvals or make necessary filings, we may be subject to various penalties, such as confiscation of illegal gains, imposition of fines and discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and adversely affect our business, financial condition and operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of our ordinary shares.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions with an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by the PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of our ordinary shares.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Historically we received all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on the dividend payments from our PRC subsidiaries to fund any cash and financing requirements that we may have. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, trade and service-related foreign exchange transactions, can be all made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulations require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise, if (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in the control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law that became effective in 2008 requires that transactions that are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules, consisting of the Provisions of MOFCOM on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2011, and the Notice of the General Office of the State Council on Establishment of Security Review System pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in March 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect its ability to expand its business or maintain its market share.

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

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as the change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as the increase or decrease of capital contributions, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents.

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

We have urged all of our shareholders who, to our knowledge, are subject to the SAFE regulations to register with the local SAFE branch. There can be no assurance, however, that all of these shareholders will continue to make required filings or updates on a timely manner, or at all. Furthermore, there can be no assurance that we are or will in the future continue to be informed of the identities of all the PRC residents holding direct or indirect interest in us. Any failure or inability by such shareholders to comply with the SAFE regulations may prevent us from making distributions or paying dividends or subject us to fines or legal sanctions. For example, there may be restrictions on our ability to engage in cross-border investment activities or the ability of our PRC subsidiaries to distribute dividends to, or obtain loans denominated in foreign curries from, us. As a result, our business operations and our ability to make distributions to shareholders could be materially and adversely affected.

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

Any failure to comply with the PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the relevant laws and regulations, we may face sanctions which imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. For detailed discussions of the applicable laws, regulations and implementation rules, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation—Enterprise Income Tax.”

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

We have conducted and may in the future conduct acquisitions or restructuring that may be subject to the aforesaid tax regulations. There can be no assurance that the PRC tax authorities will not, at their discretion, impose tax return filing obligations on us or our subsidiaries, require us or our subsidiaries to provide assistance to an investigation conducted by the PRC tax authorities with respect to these transactions or adjust any capital gains. Any PRC tax imposed on a transfer of our shares or equity interests in our PRC subsidiaries, or any adjustment of such gains, would cause us to incur additional costs and may have a negative impact on our results of operations.

We face certain risks related to the real properties that we lease.

We lease offices, showrooms and warehouse spaces from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt the use of such offices, showrooms or warehouses, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. There can be no assurance that the lessor has obtained all or any approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. There can be no assurance that title to these properties which we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with the relevant PRC governmental authorities as required by the PRC law, and although failure to do so does not invalidate the leases per se, we may not be able to defend these leases against bona fide third parties.

We are not aware of any actions, claims or investigations being contemplated by governmental authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interests and may be ordered to vacate the affected premises, thus materially and adversely affect our business and operating results.

The 2018 audit reports included in this annual report are prepared by Deloite who are not inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection.

Deloitte, our independent registered public accounting firm that issue the 2018 audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers in China. These joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem and its impact on the Chinese companies which listed in the United States.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of audit procedures or quality control procedures of the Chinese member firms of the “Big Four” accounting firms as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of its financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Select Market of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (HFCA), or the Kennedy Bill. The HFCA was enacted after being signed by the President on December 18, 2020. HFCA amends the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to the PCAOB inspection for three consecutive years after the law becomes effective. Enactment of such legislations or other efforts to increase U.S. regulatory access to audit information would cause investors’ uncertainties for affected issuers, including us, and the market price of our ordinary shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Deloitte China served as the principal auditor for our consolidated annual financial statement for the year ended on December 31, 2018. Marcum Bernstein & Pinchuk LLP serves as the principal auditor for our consolidated annual financial statement for the two years ended on December 31, 2019 and December 31,2020. Marcum Bernstein & Pinchuk LLP is not a Chinese member firm of the “Big Four” accounting firms.

In January 2014, Judge Cameron Elliot, a SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Had the settlement terms not been adhered to, Chinese member firms of “Big Four” accounting firms could have been suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements. A delinquency in our filings with the SEC may result in the delisting of our shares from the Nasdaq Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States and could adversely harm our reputation and adversely affect our business and prospects.

Risks Related to Our Ordinary Shares

The market price movement of our ordinary shares may be volatile.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies as a whole, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ordinary shares.

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;
•	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other automobile retailers;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the market for automobile retailers;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	announcements and implementation of business mergers and acquisitions, including the pending merger with Haitaoche Limited;
•	additions to or departures of our senior management;
•	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
•	release or expiry of lock-up or other transfer restrictions on our outstanding shares, and sales or perceived potential sales of additional ordinary shares.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, may adversely affect the market price of our ordinary shares. As of April 30, 2021, we had 67,424,993 ordinary shares outstanding, including 18,611,193 ordinary shares that are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volumes and other restrictions as applicable under Rules 144 and 701 of the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act of the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our ordinary shares.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in the additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

We may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions that we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in the increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

A non-United States corporation will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either: (i) at least 75% of its gross income for such year is passive income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ordinary shares, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future.

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

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and Articles of Association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies which including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information which they may deem important.

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management efforts towards ensuring the compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Controling Shareholder will control the outcome of shareholder actions in our company.

As of April 30, 2021, Renren held approximately 71% of our ordinary shares, including shares held in escrow that are with voting rights. Renren would hold approximately 33.8% of our ordinary shares and no longer have the voting control in us after the consummation of the Haitaoche Acquisition. The former shareholders of Haitaoche would hold a controlling interest over the Company after the completion of the Haitoache Acquisition.

Renren’s current voting power gives it the power to control actions that require shareholders’ approval under Cayman Islands law, our memorandum and Articles of Association and Nasdaq requirements, including the election and removal of a majority of our board of directors, approval of significant mergers and acquisitions and other business combinations, as well as changes to our memorandum and articles of association. Further, our memorandum and articles of association contains an extensive list of reserved matters which cannot be enacted without the consent of Renren.

The controlling shareholders may cause transactions to occur that might not be beneficial to direct or indirect holders of our ordinary shares and may prevent transactions that would be beneficial to you. For example, The controlling shareholder’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ordinary shares might otherwise receive a premium for your securities over the then-current market price.

We may have conflicts of interest with Renren and, because of Renren’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Renren and us in a number of areas relating to past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Indemnification arrangements with Renren. In connection with the Business Combination, we have agreed to indemnify Renren with respect to lawsuits and other matters relating to our consumer auto business, including operations of that business when we were a private company and a subsidiary of Renren. These indemnification arrangements could result in our or our having interests that are adverse to those of Renren, for example, with respect to the settlement arrangements in litigations. In addition, under these arrangements, we have agreed to reimburse Renren for liabilities incurred (including legal defense costs) in connection with any litigations, while Renren will be the party prosecuting or defending the litigations.

•

Non-competition arrangements with Renren. In connection with the Business Combination, we have entered into a non-competition agreement with Renren under which we agree not to compete with each other’s core business.

•

Employee recruiting and retention. Because both Renren and we are engaged in the internet-related businesses in China, we may compete with Renren in the hiring of new employees, particularly with respect to media and advertising-related matters. In connection with the Business Combination, we have entered into a non-solicitation arrangement with Renren that restricts us from hiring any of each other’s employees.

•

Board members or executive officers. The chairman of our board of directors, Mr. Joseph Chen, is also the chairman of Renren’s board of directors and Renren’s chief executive officer. Another member of our board of directors, Mr. James Jian Liu, is also Renren’s chief operating officer. In addition, we may grant incentive share compensation to Renren’s employees and consultants, and Renren may grant incentive share compensation to our employees and consultants, from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions that may have potentially different implications on Renren and us.

•

Sale of shares in our company. Renren may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influences over our business or affairs. Such a sale could be contrary to the interests of our company or our other shareholders.

•

Allocation of business opportunities. Business opportunities may arise that both we and Renren find attractive or that would complement our respective businesses. Renren may decide to take the opportunities itself, which would prevent us from taking advantage of those opportunities.

•

Developing business relationships with Renren’s competitors. So long as Renren remains as our controlling shareholder, we may be limited in our ability to conduct business with its competitors, such as other online media companies in China. This may limit our ability to market our services or otherwise act in the best interests of our company or our other shareholders.

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

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protections to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Renren controls more than 50% of our voting rights. For so long as we remain a controlled company under such definition, we are permitted to elect, to rely, and will rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;
•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not be offered the same protections as the shareholders of companies that are subject to these corporate governance requirements.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

History of CM Seven Star

Our company, formerly known as CM Seven Star Acquisition Corporation, or CM Seven Star, was incorporated in the Cayman Islands as an exempted company on November 28, 2016. We were originally a blank check company formed for the purpose of entering into merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses.

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

Upon the closing of the Business Combination, we acquired 100% of the issued and outstanding securities of KAG, in exchange for approximately 28.3 million ordinary shares of our company. Out of the 28.3 million shares, there were 3.3 million ordinary shares (“indemnity shares”) held in escrow as potential indemnity for claims that may be asserted under the Share Exchange Agreement. An additional 4.7 million ordinary shares of our company were reserved for issuance under an equity incentive plan in exchange for outstanding options in KAG, which were cancelled at the closing of the Business Combination. Additionally, 19.5 million earnout shares were to be issued and held in escrow. Renren may be entitled to receive earnout shares as follows: (1) if our gross revenue for the year ended December 31, 2019 is greater than or equal to RMB5,000,000,000, Renren is entitled to receive 1,950,000 ordinary shares of our company; (2) if our adjusted EBITDA for the year ended December 31, 2019 is greater than or equal to RMB150,000,000, then Renren is entitled to receive 3,900,000 ordinary shares of our company, increasing proportionally to 7,800,000 ordinary shares if our adjusted EBITDA is greater than or equal to RMB200,000,000; and (3) if our adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340,000,000, Renren is entitled to receive 4,875,000 ordinary shares of our company, increasing proportionally to 9,750,000 ordinary shares if our adjusted EBITDA is greater than or equal to RMB480,000,000. Adjusted EBITDA represents net loss plus contingent consideration fair value change, share-based compensation expense, interest (income) expenses, income tax expenses, and depreciation. Notwithstanding the revenue and adjusted EBITDA achieved by the post-transaction company for any period, Renren will receive the 2019 earnout shares if our stock price is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during a 15-month period following the closing, and will receive all 19.5 million earnout shares if our stock price is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a 30-month period following the closing. Immediately after the Business Combination, Renren owned approximately 56% of our issued and outstanding ordinary shares without taking into account the indemnity shares and the earnout shares in escrow account as discussed above. In November 2020, the board of directors of the Company resolved to waive the satisfaction of prequalification conditions for the earnout shares discussed above and release and transfer the 19.5 million earnout shares to Renren Inc. Counting in the earnout shares and the 3.3 million shares held in escrow for potential indemnity, Renren’s sharholding in the Company is 71%. The share transfer procedures were still in process at the date of this annual report.

History of KAG Before the Business Combination

Before the completion of Business Combination, KAG had been a wholly-owned subsidiary of Renren. KAG’s business was historically operated by Renren through certain subsidiaries and variable interest entities, including KAG itself.

KAG was formed in March 2011 as Renren-Jingwei Inc., an exempted company under the laws of the Cayman Islands. KAG initially focused on providing consumer financing solutions through Renren Fenqi, an installment payment business. In 2015, KAG underwent a strategic realignment and launched Renren Licai, a peer-to-peer financing platform. Following the acquisition of a government license for leasing and factoring, KAG began to offer floor financing to auto dealerships. In connection with the growth of this business, KAG was rebranded in the first quarter of 2016 as Renren Financial Holdings.

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

•

Transfer of Equity Interests and Reorganization of Qianxiang Changda. In May 2017, Qianxiang Changda, which was formerly a subsidiary of a consolidated variable interest entity of Renren, was transferred to Mr. James Jian Liu and Ms. Jing Yang for a consideration of RMB50 million, which was equal to the paid-in-capital of Qianxiang Changda. Mr. Liu and Ms. Yang were nominee shareholders designated by KAG. In June 2017, Qianxiang Changda and its nominee shareholders entered into a series of contractual arrangements with Beijing Jiexun, which enabled Beijing Jiexun to be primary beneficiary of Qianxiang Changda. In 2016 and 2017, Qianxiang Changda terminated and/or transferred to Renren certain parts of its financing services business, including wealth management services, credit financing to college students and apartment rental financing. After the reorganization of KAG in 2017, Qianxiang Changda was only engaged in the provision of financing to used car dealerships.

•

Establishment of Shanghai Auto and Amendments to the Contractual Arrangements with Qianxiang Changda and Shanghai Jieying. In August 2017, Shanghai Auto was established in the PRC by KAG. At the same time, Shanghai Jieying and Qianxiang Changda terminated their contractual agreements with Beijing Jiexun and entered into the similar contractual agreements with Shanghai Auto. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with Our VIEs and Their Shareholders” for additional details on the current contractual arrangements that we have with our VIEs.

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

Haitaoche Acquisition

On November 3, 2020, we entered into a binding term sheet with Haitaoche pursuant to which Haitaoche will merge with a newly formed wholly-owned subsidiary of ours, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of ours. On December 31, 2020, a definitive share purchase agreement was entered into between Kaixin and Haitaoche in connection with the Haitaoche Acquisition pursuant to which Kaixin agrees to issue to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche. The closing of the Haitaoche Acquisition is subject to a number of closing conditions, including the relevant approval by NSDAQ Stock Market pursuant to Rule 5110(a) of the Nasdaq Stock Market. We received such approval on April 15, 2021. As of the date of this annual report, the Haitaoche Acquisition had not been consummated. We expect the Haitaoche Acquisition to be consummated in the first half of 2021.

Haitaoche is a holding company incorporated under the laws of the Cayman Islands on January 13, 2015. Haitaoche conducts operations through its variable interest entities in the People’s Republic of China. The Company is mainly engaged in sales of imported automobiles in PRC. As of December 31, 2020, the total assets and total shareholders’ equity of Haitaoche were USD$6.6 million and USD$6.2 million, respectively. Haitaoche made total sales revenue of USD$1.2 million and net loss of USD$0.2 million in 2020.

Our principal executive offices are located at 4/F, Tower D, Building 15, No.5 Jiangtai Road, Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number at this address is +86 10 84481818. Our registered office is situated at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor,Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B.	Business Overview

We are committed to providing a superior used car purchase and ownership experiences to our customers. Our passion and professionalism build trust and long-term customer loyalty.

We are a leading premium used auto dealership group in China. As of December 31, 2020, we had 14 Dealerships covering 14 cities in 12 provinces in China. On average, our Dealership operators have over ten years of experiences in the used car industry. We provide used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. In addition to auto sales, for the convenience of our customers, we also provide financing channels to customers and other in-network dealers through our partnerships with financial institutions.

Our strong market position is enabled in part by our technological strength. Our controlling shareholder, Renren, is a pioneer in China’s internet industry. We have leveraged Renren’s expertise and experiences to integrate technology in support of our operating platforms, including a mobile app for consumers to browse for cars and purchase related value-added services, big data analytics used to optimize procurement and operational management, and an auto dealership SaaS platform used to empower our Dealerships’ operations and management capabilities.

China is the world’s largest automotive market both in demand and supply in 2020, according to Reuters. While the growth of China’s new car sales is expected to slow down, its used car market is expected to continue to grow rapidly. We believe that this presents an opportunity for the disruption of the traditional auto sales business through our business model, which seamlessly combines online and offline operations. China’s used car market is characterized by the lack of brand differentiation and limited industry consolidation. Among more than 100,000 used car dealerships in China, the largest dealer brand commands only approximately 2% of the market, according to iResearch.

We launched our first Dealership market in mid-2017, and from December 31, 2018 to December 31, 2020, we sourced, marketed and sold approximately 14,116 used vehicles to customers across China. We sold approximately 7,438, 6,005 and 664 vehicles in 2018, 2019 and 2020, respectively.

In December 2020, we entered into definitive agreement in connection with the Haitaoche Acquisition. Haitaoche is a China-based e-commerce platform for imported automobiles. The manufacture and distribution of automobiles are undergoing significant changes in China, which are expected to create new opportunities and business models. Haitaoche strives to become a leading automobile retail platform in China. In addition to strengthening its imported automobile sales business, it plans to expand into electronic vehicles and other business areas. Haitaoche aims to enter into strategic cooperation agreements with multiple electronic vehicle manufacturers in China and serve a wider group of distributors and consumers.

Our Operational Model

With an innovative business model, we serve customers by providing our Dealerships with an integrated technology system, centralized operational control and management, a unified brand and capital support. We believe that our proprietary technology and vertically integrated business model allow us to manage our variable cost structure and provide substantial value to our customers. Our relationships with our Dealerships combine the advantages of brick-and-mortar facilities, which allow the customers to browse and physically experience automobiles prior to purchase, and our internet technology, which engages customers and allows them to easily evaluate our product offerings online. Furthermore, through our financing partners, we provide highly transparent and personalized financing solutions that facilitate speedy transactions with competitive lending terms.

Our network empowers the operations of our Dealerships while maximizing their local expertise. Dealerships can facilitate customer referrals and coordinate on the acquisition of inventory. Our brand awareness also enables Dealerships to achieve cross-region vehicle sales. Additionally, Dealerships also benefit from our highly integrated operating platform and data analytic functions, which are all part of our Dealer SaaS system.

Value Propositions to Car Buyers

•

We provide integrated online and offline sales channels to car buyers, aiming to create a superior and convenient vehicle purchase experience. Online channels are important to engage customers and provide information about the used cars that we offer for sale. We provide high-quality photos of the vehicles we sell from multiple angles, allowing consumers to browse our inventory online and attract them to physically visit our Dealership Outlets. Our offline presence with professional sales staff and a comprehensive showroom experience provides convenience to the buyers, who typically want to view the car in person, understand its history, take it for a test drive and establish trust before making a purchase.

•

Our nationwide inventory, which undergoes our inspection process and reconditioning process for quality assurance, is optimized based on market insights into popular models and pricing trends through our technology systems. We offer third-party financing, value-added services including extended warranties and insurance. Our customer support specialists are available to answer customers’ questions that arise throughout the process. At every transaction milestone, we strive to provide the level of customer service that makes purchasing a car an enjoyable and memorable experience.

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

Our Businesses

We have pioneered an innovative business model, under which we have obtained control of Dealerships across China, providing them with an integrated technology system, centralized operational control and management, a unified brand and capital support. We primarily generate revenues from sales of used cars, as well as fees obtained from our role as a channel partner for third-party auto financing and other value-added service providers. We also generate revenues in connection with consignment arrangements with third-party dealers whereby we facilitate sales of their cars. Of our total revenues in 2018, 2019 and 2020, revenues from auto sales accounted for 97.4%, 99.4% and 99.5%, respectively. In 2018, we derived 0.5% of our total revenues from floor financing. We ceased granting new loans for our floor financing business in the first quarter of 2018.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained our inventories in our Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. Therefore, we wrote down $17.8 million of inventory, and wrote off US$22.3 million of prepayments for the year ended December 31, 2019. By early 2021, we reached agreement with a majority of the non-controlling shareholders to settle the disputes over the allocaton of assets and confirm our mutual commitment to the growth and revamp of our car sale business. The net impact on the recoverable amounts of the previously detained and impaired assets was $2,921, which have been recorded as a reduction of general and administrative expense for the year ended December 31, 2020.

Automobile Sales Business

In our automobile sales business, we primarily sell used vehicles and related products and services. Our inventory is comprised of used vehicles that we purchase from car owners and other sources for resale across our network. As of December 31, 2020, we had 14 Dealerships in China, including the ones that have not reached settlement agreement. We have leveraged our deep technology expertise in generating traffic of potential buyers, providing targeted marketing, and optimizing our operational model.

We launched our used car sales business in the second half of 2017. We sell premium used cars, which include brands such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. Used car sales accounted for 93%, 94% and 98% of all of the vehicles which we sold in 2018, 2019 and 2020, respectively. We display vehicles at our brick-and-mortar showrooms as well as on our Kaixin Auto mobile apps and website. We also utilize other online vertical channels, such as Autohome and 58.com. We have found that while our mobile apps and website serve as a key tool for reaching and engaging potential customers, sales generally occur at physical Dealership Outlets given the importance of the showroom and test drive experience in the premium used car segment.

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

Inspection and Reconditioning

Before we acquire a vehicle, it undergoes a thorough inspection process, covering all major systems, controls, features, brakes, tires and cosmetics. This process was developed by a team which had previously worked at the German Auto Quality Standards Organization. We do not acquire vehicles in poor condition or vehicles with a history of accidents, water or fire damage, extensive mileage, or other unacceptable attributes. When an inspection is completed, we estimate the necessary reconditioning cost and expected timing for the vehicle to be made available for sale. We also determine the reconditioning scope to bring the vehicle up to our internal quality standards. Each reconditioning location is staffed with trained technicians and equipped with vehicle lifts, dent repair and paint capabilities. We also receive on-site support from third-party vendors with whom we have integrated systems to ensure readily access to parts and materials. Our centrally trained repair teams perform routine mechanical and minor body repairs in-house at our Dealerships.

Our Dealership Network

As of December 31, 2020, we had 14 Dealerships. Our network of Dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumers’ demand and opportunity for growth is most favorable. The below graphic illustrates the scale of our network as of December 31, 2020:

Changchun
Shenyang
Hohhot
Dalian
Yinchuan
Nanjing
Zhengzhou
Suzhou
Shanghai
Hangzhou
Wuhan
Cities with consolidated dealers

Dealership Evaluation and Selection Process

In expanding our network of Dealerships, we carefully consider potential markets and conduct a systematic evaluation of each potential new site, using a scoring system that we have developed internally. In our scoring system, we consider a number of factors in the area served, including:

•	location, nature and quality;
•	population density;
•	age distribution and average disposable income of consumers;
•	spending patterns, dining habits and frequency of consumers;

•	locations of other car dealerships;
•	estimated customer traffic;
•	structure of the dealership, including availability of showroom and parking space; and
•	rental costs, lease economics and estimated return on investments.

Management of Dealerships

We have adopted an operating model for our auto sales business, which we believe it aligns the economic interests of our Dealerships with our overall business. We provide capital, a unified brand, technology system and operational coordination to our Dealerships, in which we retain majority control. Under this model, all of the cash flows, operational activities and financial and accounting recordkeeping across our Dealerships are centrally managed. Marketing and promotional activities are also centrally managed, although certain aspects may be executed at the Dealership level. We also support Dealerships with our Dealer SaaS Platform. Powered by big data and AI, the platform provides our Dealerships with market insights and dealer management functionality, including inventory management, used car assessment, customer management, order management, financing management and reporting, and assists them in making day-to-day operational decisions. It also empowers our Dealerships’ sales via data mining, analysis of existing customer data and online lead generation. We believe that our dealership model promotes customer loyalty and provides significant operational advantages, by introducing standard practices, such as operational rules, legal documentation and processes. It also creates a common culture to promote bonding and buy-in among our direct employees, dealers and other workers across our platform.

Our internal team for Dealership management is responsible for day-to-day operational matters as well as development and expansion of our Dealership network. One of their responsibilities is to monitor the compliance with the operational obligations for the management of our Dealerships. We refer to these obligations as the “constitution” which governing the management of Dealerships. They include:

•	synchronize of the financial system, business processes and rules and regulations with our platform, such as:
o	financial regulations, which cover use of funds, revenue recognition and other accounting regulations;
o	vehicle procurement standards;
o	vehicle evaluation and quality control, relating to used car evaluation, certification and pricing;
o	inventory management, which covers warehousing and outbound regulations;
o	vehicle sales regulations, which cover display and marketing;
o	personnel and organization structure regulations; and
o	management regulations, which relate to facility development and management;
•	adoption of our Dealer SaaS Platform, which is the primary tool for monitoring compliance; and
•	establishment of our governance structure, which requires that each special purpose vehicle’s board consists of three directors, two of whom are appointed by us.

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

Our relationships with our Dealerships are described in further details below under “—Certain Legal Arrangements—Legal Arrangements with Dealerships.”

Certain Legal Arrangements

We have entered into a series of legal arrangements with our Dealerships, platform participants and other related parties, which are described in further details below.

Legal Arrangements with Dealerships

Equity Purchase Agreement

One of our variable interest entities, Shanghai Jieying, is the contracting party under the equity purchase arrangements relating to our Dealerships, as supplemented from time to time. In addition to the equity purchase agreements, we also purchased all car inventories from each dealership for cash at fair value. Pursuant to the relevant equity purchase agreement, Shanghai Jieying, as purchaser, agrees with the shareholder(s) of an existing car dealership, as seller(s), to purchase a majority interest in the business according to the terms summarized below:

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

Ancillary Agreements with Dealerships

In addition to the equity purchase agreements governing the major aspects of the legal and financial relationships between us and the partners with whom we work to operate our Dealerships starting in 2018, we have also entered into a series of ancillary agreements, which are generally designed for the compliance with PRC laws and regulations and for value-added tax optimization purposes. Revenue for 2018, 2019 and 2020 was primarily generated from transactions under these ancillary agreements and we expect future revenue from automobile sales to be primarily generated from transactions under these ancillary agreements. Prior to 2018, our used car purchase and sale agreements generally resulted in Shanghai Jieying being considered as the legal owner of such vehicles, including while they were held in inventory.

The following is a summary of the typical key terms of the ancillary agreements which we entered into in connection with our auto sales operations since 2018. We may depart from these terms from time to time based on local conditions, counterparty’s demands, tax or regulatory considerations or other reasons.

•

Used Vehicle Purchase Agreement. Pursuant to the agreement among the owner of a used car as seller, a senior member of management of Shanghai Jieying, or a Jieying Executive, as purchaser, and a Dealership employee, as registered owner:

o	A Jieying Executive is to purchase the used car and register it in the name of a designated employee of the relevant Dealership.
o	Shanghai Jieying provides technology consulting services and operational management system services to the Jieying Executive, who in turn pays service fees to Shanghai Jieying.
•	Used Car Agency Services Agreement. Pursuant to the agreement among Shanghai Jieying, a Jieying Executive, the relevant Dealership and the shareholders of such Dealership:

o	The Jieying Executive entrusts the Dealership to purchase, sell, manage, repair and show used cars on his or her behalf.
o	Shanghai Jieying pays a monthly fee to the Dealership based on the business performance of the Dealership.
o	The Jieying Executive is to complete the transfer procedures for the purchase and sale of automobiles.
•	Vehicle Consignment Agreement. Pursuant to the agreement between a Jieying Executive, as principal, and a Dealership employee, as agent:
o	The Jieying Executive authorizes the Dealership employee to purchase a vehicle on his or her behalf.
o

The Jieying Executive authorizes the Dealership employee to register such Dealership employee as the named transferee of the vehicle and the owner of the vehicle, while the Jieyang Executive retains legal ownership of the vehicle.

o	When the vehicle is sold by the Jieying Executive, the Dealership employee is responsible to handle third-party transfer procedures in a timely manner.
•	Loan and Service Agreement. Pursuant to the agreement between a Jieying Executive, as borrower, and Shanghai Jieying, as lender:
o	Shanghai Jieying provides loans to the Jieying Executive for purchasing used cars.
o

Proceeds from the used cars sold by the Jieying Executive on behalf of Shanghai Jieying are used in their entirety to repay the loan. Proceeds in excess of the principal are designated as a service fee paid to Shanghai Jieying from the Jieying Executive.

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

o

Shanghai Jieying provides technology consulting services and operational management system services to the Jieying Executive, who in turn pays service fees to Shanghai Jieying, which are deducted from the proceeds of the car sales.

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

Based on the agreements, neither the Jieying Executive nor the Dealership employee bears any risk of loss or has any future economic benefits. Neither party ever places their own funds at risk and any potential losses resulting from the purchase and sale of the car are borne by Shanghai Jieying. Similarly, neither of these individuals is able to benefit from the expected increase in the price of the car resulting from completion of sale to a third-party customer; all of the future economic benefit is remitted directly to Shanghai Jieying. Additionally, Shanghai Jieying effectively controls the entire process starting from the purchase of the car, including from whom to purchase a car, the purchase price, and ultimately the sale of the car to a third party. In addition, Shanghai Jieying has the sole discretion as to which Jieying Executive will enter into the Loan and Service Agreement with Shanghai Jieying and to which Dealership employee that it will assign to complete the registration of the car. Furthermore, it is within Shanghai Jieying’s sole power to redirect the Loan and Service Agreement, title and registration of the car.

When the special purpose entity holding one of our Dealerships is formed, the prior owner holds 30% of the equity interests in the entity, and Shanghai Jieying holds 70% of the equity interests. We provide inventory financing to these Dealerships using our own funds as well funds from third-party financing partners. We also monitor the financial performance of our Dealerships on a real-time basis through our Dealer SaaS platform.

Settlement arrangement with noncontrolling shareholders of dealerships over disputes

Starting from 2019, due to disagreements with certain noncontrolling shareholders on operational matters, some noncontrolling shareholders detained the Company’s inventories in certain dealerships. Due to the uncertainty in realizing inventory held by these dealerships and prepayments made to these dealerships for future car purchases, we wrote down $17.8 million inventory, and wrote off US$22.3 million prepayments for the year ended December 31, 2019. The Company has had ongoing negotiations with these noncontrolling shareholders in early 2021, and the Company has reached settlement agreements with some of these noncontrolling shareholders.

The following is a summary of the key terms of the settlement agreements which we entered into with certain noncontrolling shareholders. We may depart from these terms from time to time based on local conditions, counterparty’s demands, or other reasons.

Amendments to Used Car Agency Services Agreement. Pursuant to the agreement among Shanghai Jieying, the relevant Dealership and the noncontrolling shareholders of such Dealership:

○	The noncontrolling shareholders agree to repay a settlement amount in the form of inventory and/or repayment of prepayment to Shanghai Jieying based on a set schedule.

Amendments to Equity Purchase Agreement. Pursuant to the agreement among Shanghai Jieying and the noncontrolling shareholders of relevant Dealership:

○

Shanghai Jieying commits to furnish the noncontrolling shareholders a certain number of the Company’s ordinary shares following a schedule tied to the noncontrolling shareholders’ performance of settlement payment duties as specified in the Amendments to Used Car Agency Services Agreement.

○	The number of the Company’s ordinary shares include shares in the First Payment and Subsequent Payments as specified in the Equity Purchase Agreement, plus certain extra bonus shares.

Financial Leasing Settlement Agreement. Pursuant to the agreement among Shanghai Renren Financial Leasing Co, Ltd. and the noncontrolling shareholders of relevant Dealership:

○

The noncontrolling shareholders agree to repay Shanghai Renren Financial Leasing Co, Ltd. the outstanding balance of financial leasing payables following a schedule tie to the controlling shareholders’ receipts of settlement shares as specified in the Amendments to Equity Purchase Agreement.

Arrangements with Other In-network Dealers

In addition to our Dealerships, we also engage with other in-network dealers through our platform, primarily to meet our inventory needs by collaborating with them and providing them with financing. We work with both large dealers, who may have a broader and more diverse inventory and greater needs for our financing services, and small dealers, who may have better local knowledge or offer their inventory on more attractive terms. In 2018, we initiated the Kaixin Affiliated Network Dealer program. Under this program, dealers may enter into Kaixin Affiliated Network Dealer arrangements pursuant to which they sell to us used car inventory for display in our showrooms, subject to a profit-sharing agreement pursuant to which they are entitled to a portion of the sales profits. Under the Kaixin Affiliated Network Dealer program, we may advance funds for the purchase of used car inventory, which differentiates the program from ordinary consignment sales arrangements, which we utilized prior to 2018.

The inventory of a Kaixin Affiliated Network Dealer is subject to the same quality standards as all of our other used cars on offer, including our inspection process consisting of over 140 steps. We also support dealers with our Dealer SaaS Platform, which provides market insights and dealer management functionality. These services significantly strengthened our relationships with dealers, which in turn enhance the value of our platform to financial institutions, car buyers and other in-network dealers.

We manage our relationships with in-network dealers through a dedicated in-house team. Responsibilities of this team include sourcing, review and approval of dealer financing relationships, monitoring of vehicles sourced from dealers, and management of our dealer database. We monitor performance data on a real-time basis through our Dealer SaaS system.

To ensure the quality of our dealer network as well as to prevent potential fraud risk, we have implemented rigorous procedures to screen dealers based on their licensing status, operational history, scale, location and various other factors. We maintain an internal blacklist of fraudulent dealers, and we also use a third-party database to identify whether a dealer has been involved in significant lawsuits. Our screening procedures include an on-site visit, during which our sales team interviews the dealership manager, examines the dealer’s business licenses and makes inquiries about its business. Our sales team records its findings electronically in our sales management system and submits the findings electronically to supervisors at our headquarters, who make the final decision as to whether the dealer can join the Kaixin network.

Through our sales management system, we constantly monitor and evaluate dealers’ performance, including factors such as the quality of vehicles we source from them, as well as the dealership’s sales performance.

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

Sales and Marketing

Automobile Sales

We believe that our customer base is similar to the overall market for premium automobiles. To date, the growth of our automobile sales business has primarily been through customer referrals. We also believe that our strong customer focus ensures customer loyalty which will drive both repeat purchases and referrals. Our sales are primarily made in-store, but we have invested heavily in online sales channels, including through the Kaixin app and web interfaces. We also utilize other online vertical channels such as Autohome and 58.com. We believe that this is a key advantage over our competitors, whether traditional dealers, who do not have a strong online presence, or online-only competitors, who lack the offline infrastructure and in-store experiences that we are able to provide.

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

We anticipate that our future sales and marketing expenses will consist primarily of performance-based advertising, with the focus of driving traffic that will translate into customer purchases. We believe that this is an appropriate strategy in the premium used car market, where customers are widely scattered and they engage in used car transactions relatively infrequently. We expect that these advertisements will generally fall into three areas: vertical automotive media, selected online channels and selected offline channels. In addition to paid channels, we intend to attract new customers through enhancing our media and public relations efforts, including organic marketing to enhance its reputation. Although we may have to expand our promotions from time to time, especially when we launch new services or products, we expect that our marketing expenses for these promotions will be relatively small when compared to those of our principal competitors.

Customer Services

Each of our Dealerships has a team of customer support specialists who provide assistance to the customers. Our specialists are available to assist customers with questions that arise throughout the car purchase process. These specialists are available via online chat or telephone and help our customers to navigate the website, answer specific questions and assist in loan applications. We take a consultative approach with customers, offering live support and acting as a trusted partner to guide them through each phase of the purchase lifecycle. We are committed to providing customers with a high-quality transaction experience. The effectiveness of our Kaixin model is reflected in our strong customer referrals. We focus on developing our customer support specialists and providing them with the information and resources that they need to offer exceptional customer services.

Customer Lifecycle

Our customers typically experience the following service stages:

•

Search and Discovery. We attract customers through a variety of channels, including referrals, walk-ins, especially for certain of our Dealerships located in prime areas, and online performance-based advertising. We believe that referrals are key to our customers as they want to purchase used cars from a business which they can trust. Our website and mobile apps allow prospective car buyers to instantly browse, research, filter and identify vehicles that interested them from an inventory of hundreds of automobiles that we offer for sale at any given time. We have also developed a series of innovative features to enhance customer experience and enable better product discovery, such as engaging images and other content, as well as easy-to-use site navigation tools and personalization features. In addition, we also utilize other online vertical channels such as Autohome and 58.com. When customers click on the listings, they are able to leave their contact information, which will be forwarded to our sales team at the relevant Dealership. A member of the Dealership sales team will make an appointment with the customer to visit the showroom.

•

Transaction Execution. A customer may decide to purchase a vehicle on the first visit to a Kaixin showroom, although in the premium segment, customers often spend some time before making a final purchase decision. Once a purchase decision has been made, the customer is able to complete the purchase at a Dealership Outlet and if desired, apply for a loan to purchase the car through one of our partners. They are able to complete purchases rapidly, pending only approval of financing when it is required. Once a loan is approved by one of our main financing partners, there is typically a waiting period of up to a few weeks before the bank releases the loans to the customer. We use our own capital during the interim period between approval and the release of funds by the financing partner. We strive to limit hidden fees, such that a single price we charge includes transfer of title and registration fees.

•

Financing and Payment. Through our financing partners, we offer down-payment and monthly payment combinations that allow customers to choose their preferred financing. We have integrated our system with that of our financing partner to allow customers to apply for financing online or on-site at our Dealership Outlets.

•

Trade-in. In the event a customer wishes to trade in an existing car, we can quickly provide a price estimation with our technology system powered by big data analytics. We typically offer favorable trade-in terms in connection with the sales.

•

Post-sale customer care. Once customers receive their cars, our customer service representatives manage the post-sale coordination and service call process. We believe our post-sale services help cement the confidence of our customers in the quality of our vehicles, which in turn leads to referrals and repeat purchases.

Competition

The PRC automobile marketplace is highly fragmented. There are more than 100,000 used car dealerships in the PRC, but the top 100 used car auto dealers collectively have less than 10% market share by trading volume, according to iResearch. A number of used vehicles are also bought and sold through privately negotiated transactions. We primarily compete on the basis of our deep understanding of consumers’ needs and offering of numerous product choices from our substantial inventory.

Our Technology

Our business is driven by data and technology at all stages of the process, from inventory purchasing, reconditioning, photography and annotation through online merchandising, sales, financing, logistics, and delivery. Our proprietary and exclusive technology portfolio includes the following aspects:

Customer Interface

Through our mobile apps and website, we allow customers to conveniently browse vehicle inventory, arrange visits to showrooms, and understand the car purchasing process. Users are also able to pay deposits online once an automobile is selected and reserve it for purchase. Users who desire to sell their cars to us are able to input information to receive a price estimation for the sale of their car.

Dealer SaaS System

Our Dealer SaaS system is designed to cover every aspect of a car dealer’s daily operations, including finance, inventory, sales, procurement, vehicle assessment, and value-added services to improve operational efficiency. We also provide market data insights to assist dealers in their inventory procurement and marketing. All of our Dealerships can use this platform. In addition, our platform is open to Kaixin Affiliated Network Dealers. Any premium car dealer will be able to provide quality cars to our inventory system for other car dealers to choose from, improve the sharing and exchange of vehicle information and help to increase turnover rate. The Dealer SaaS system is supported by cloud-based functions, and we also provide certain functions via our mobile apps and website.

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

Seasonality

Our automobile sales business is affected by seasonality in automobile sales, which tends to affect dealers’ need for financing for new inventory. Automobile sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As our auto sales business is still growing rapidly, seasonality may be less evident than it otherwise would be, and as the business continues to evolve, the nature of seasonality may change.

Regulation

This section summarizes the current major PRC laws and regulations relevant to our business and operations.

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

Under the Used Automobile Trading Measures, a seller of used automobiles must verify certain background information regarding the automobiles for sale, including verification of the identity certificate and driver’s license of the previous owner, the number plate of the automobile, the motor vehicle registration certificate, proof that the automobile has passed the security technical examination, automobile insurance, and payment certificates of relevant taxes and fees. Used automobile retailers shall also provide quality guarantees as well as after-sales services, information about which shall be clearly indicated at its business location. Furthermore, under certain circumstances, used automobiles are prohibited from being resold, including instances where an automobile has been discarded as unusable, been required to be discarded, or been obtained by illegal means, such astheft, robbery or fraud.

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

On June 8, 2016, the General Offices of 11 Departments including the Ministry of Commerce promulgated the Circular on Facilitating the Trading of Used Vehicles and Accelerating the Activation of Used Vehicles Market for the purpose of effectively implementing the relevant work listed in the Several Opinions of the State Council on Facilitating the Trading of Used Vehicles which promulgated on March 14, 2016 by the State Council.

Regulations on Automobile Sales

On April 5, 2017, the Ministry of Commerce promulgated the Measures on the Administrations of Sales of Automobile, or the Measures on Sales of Automobile, which came into effect on July 1, 2017 and the original Implementation Measures for the Administration of Sales of Branded Automobile, or the “Branded Automobile Sales Measures” was abolished at the same time. According to the Measures on Sales of Automobile, the supplier and distributors of automobiles within the territory of the PRC shall build up an integrated system for automobile sales and after-sales services, guarantee supply of the related auto accessory, provide timely and effective after-sales services, and strictly follow the regulations concerning, among others, 3R (i.e. “replace, repair and refund”) and recall of household automobiles to guarantee consumers’ legitimate rights and interests. A dealer who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibilities in writing. When the dealer sells the car to the consumer, it shall verify the valid identity of the registered consumers, sign the sales contract, and issue the sales invoice.

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

On April 27, 2017, Shanghai Municipal Commission of Commerce and China (Shanghai) Pilot Free Trade Zone Administration jointly issued Notice on Adjustment on the Pilot Enterprises of Parallel-import Automobile in China (Shanghai) Pilot Free Trade Zone, which requires that the pilot enterprises registered in China (Shanghai) Pilot Free Trade Zone obtain an automatic import license to sell imported automobile without authorization from the automobile producer, and meet the following requirements to operate parallel-import Automobile business: (1) it has been operating sales of imported automobile for at least one year and its sales business has reached a certain scale; (2) the pilot enterprise or any of its wholly owned enterprises/controlling enterprises with automobile sales certificate is registered in China (Shanghai) Pilot Free Trade Zone; (3) it has branches and facilities for maintenance, service and supply of auto parts that match its business scale. Any pilot enterprise failed to meet this requirement shall depend on a third party to provide such services to participate in the pilot program; (4) it has good reputation and has well-established purchasing channels of oversea automobile and experiences in automobile sales industry; and (5) the enterprises that have participated in the pilot program and had parallel-import records on Shanghai port shall be prioritized.

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

On August 19, 2019, the Ministry of Commerce, the MIIT, the Ministry of Public Security, the Ministry of Ecology and Environment, the Ministry of Transport, the General Administration of Customs and the State Administration for Market Regulation jointly issued the Opinions of Seven Authorities Including the Ministry of Commerce on Further Boosting the Development of the Parallel Import of Automobiles: (1) allowing the exploration of ways to set up the standard compliance rectification venues for the parallel import of automobiles; (2) further improving the trade facilitation level of the parallel import of automobiles; (3) strengthening the quality control of automobiles under parallel import; (4) standardizing the registration management of automobiles under parallel import; (5) promoting the normalization and institutionalization of the parallel import of automobiles; (6) strengthening the supervision and management of pilot enterprises; and (7) strengthening the practical organizational implementation.

Regulations on the Car Rental Industry

On April 2, 2011, the Ministry of Transport, or MOT, promulgated the Circular on Promoting the Healthy Development of the Car Rental Industry, or the MOT Circular, which sets forth guidelines for the car rental industry, including, among others, encouraging large car rental enterprises to establish a national or regional car rental network.

According to the MOT Circular, local government authorities are required by the MOT to: (i) promulgate local rules and regulations to improve and develop the regulatory environment of the car rental industry; (ii) promptly bring forth local development plans for the car rental industry; (iii) encourage large and reputable car rental companies with sound management to set up branches and establish national or regional networks, and provide simplified branch office registration process and better service for companies with a fleet of more than 1,000 cars; (iv) enhance the administration and management of the car rental industry, including requirements to obtain and carry a valid permit or license for each rental car, and prohibitions of car rental companies from engaging in road passenger transportation services without having the requisite business license for these services; (v) encourage car rental companies to develop various types of services through advanced technologies; (vi) create a favorable development environment for car rental companies; and (vii) enhance the administration of the car rental industry.

Regulations on Maintenance of Motor Vehicles

The Regulations on Road Transport, issued by the State Council on April 30, 2004 and amended on November 9, 2012, February 6, 2016 and March 2, 2019 stipulate that any individuals or institutions engaging in business related to road transportation, including maintenance of motor vehicles, must meet requirements including: (i) appropriate locations for motor vehicle maintenance; (ii) necessary equipment, facilities and technicians; (iii) appropriate management systems for motor vehicle maintenance; and (iv) necessary environmental protection measures. A company engaging in motor vehicle maintenance must apply to the local road transportation authority to obtain a road transportation operation license after it has become duly registered. Operators engaging in motor vehicle maintenance must maintain or repair all motor vehicles in accordance with the relevant technical specifications of the State to ensure maintenance quality and must not use any counterfeit or low-quality parts to maintain or repair any motor vehicle. Violation of these regulations may result in an order ceasing operation and imposing a fine of up to RMB50,000 by the local road transportation authority.

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

Regulations on Financing Leasing

In September 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial businesses such as accepting deposits, and providing loans or entrusted loans. Without the approval from the relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financing and internal risk control system, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprises excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

Regulations on Vehicle Leasing Programs Operating on a Sale-and-Leaseback Basis

On September 18, 2013, the Ministry of Commerce issued Administrative Measures for the Supervision of Financial Leasing Enterprises which require, in part, that financial leasing enterprises have assets and risk management abilities sufficient for their proposed business activities. These measures also require that foreign investors applying for the establishment of a financial leasing enterprise must comply with the relevant provisions on foreign investment. The Guidance of the General Office of the State Council on Accelerating the Development of Financing Leasing Industry issued by the General Office of the State Council in 2015 requires to establish a unified administrative and regulatory system for domestic as well as foreign investment in the leasing industry. According to the Guidance, foreign investment in the leasing industry is entitled to enjoy the same treatment as its domestic counterpart in terms of the business scope, trading rules, regulatory indicators, information submission as well as the inspection.

The Stipulation on Motor Vehicle Registration issued on May 27, 2008 and amended on September 12, 2012 by the Ministry of Public Security states that the new owner of a vehicle must submit an application for registration of transfer to the local vehicle administration office within 30 days after the delivery of the vehicle. Also, under the PRC Civil Code effective as of January 1, 2021, the transfer of movable property is effective upon delivery, but if the transfer of the property right of a vehicle has not been officially registered, it will not be valid against a good faith third-party transferee.

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

The General Office of the State Council promulgated the Opinions on Improving Anti-Money Laundering, Anti-Terrorism Financing and Anti-Tax Evasion Regulatory Systems and Mechanisms on August 29, 2017. According to the Opinions, the establishment of anti-money laundering financial regulatory systems for particular non-financial institutions is required to meet the international anti-money laundering standards that certain industries prone to high risks of money laundering, such as real estate agents, precious metal and jewelry sales, corporate services and other specific non-financial industries shall be strictly regulated.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with the applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and revised in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities; (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time; and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fundraising has not been approved by the relevant authorities or is concealed under the disguise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$153,697); (ii) with over 150 fund-raising targets involved; (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$76,849); or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases promulgated on March 25, 2014, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fundraising.

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC, or the Catalog. In June 2017, the MOFCOM and the NDRC promulgated the Catalog, or 2017 Revision, which became effective in July 2017. Industries listed in the Catalog are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, which is further divided into the restricted category and prohibited category. The negative list of the 2017 Revision was replaced by the Special Administrative Measures for Access to Foreign Investment, or the Negative List, in June 2020, which became effective in July 2020. Industries not listed in the Catalog are generally deemed to be in a fourth “permitted” category and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. Furthermore, foreign investors are not allowed to invest in companies and industries under the prohibited category. For the industries not listed on the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and the establishment of wholly foreign-owned enterprises in such industries is generally allowed.

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

We will be subject to the Foreign Investment Law if our contractual arrangements with our VIEs are defined or regarded as a form of foreign investment in the future.

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised in 2014 and again in 2016. In December 2015, the MIIT published the Classification Catalogue of Telecommunications Services, or the 2015 Catalogue, which took effect on March 1, 2016 and amended on June 6, 2019. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value- added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008 and February 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experiences in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local branches.

In 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in the Basic Requirements for Safeguarding the Network Information of Value- added Telecommunication Business (YDN126-2005) issued by the MIIT. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts may have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

To comply with these regulations, we operate our website through our VIEs. One of our VIEs, Shanghai Jieying, has obtained an ICP license.

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game must obtain approval from the State Administration of Radio and Television before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in the providing of web publishing services.

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

Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access the user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of an internet application service provider, the Mobile Application Administrative Provisions require that, among others, it must file a record with the provincial authority within 30 days after it rolls out the internet application service online. It must also examine the authenticity, security and legality of internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with the relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

Regulations on Information Security

The Ministry of Public Security promulgated the Administrative Measures on Security Protection for International Connections to Computer Information Networks in 1997 and further revised in 2011 that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of the PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC governmental authorities. In addition, the National Administration for the Protection of State Secrets has issued The Confidentiality Administrative Provisions of the International Networking of Computer Information Systems authorizing the blocking of access to any website which deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

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

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, includes the appointing of dedicated cybersecurity personnel, implementing technical measures to prevent computer viruses, network attacks and intrusions, adopting technical measures to monitor and record network operation status and cybersecurity incidents, and implementing data security measures such as data classification, backup and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued.

Regulations on Internet Privacy

In recent years, the PRC governmental authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information of their users. However, the Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress in 2012, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third parties without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liabilities if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. In December 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective in March 2012. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulge, damage, tamper or loss of users’ personal information.

In December 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and the relevant rules, MIIT issued the Regulation of Protection of Telecommunication and Internet User Information in 2013.

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

In November 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, or the Notice, which came into effect on November 28, 2019. According to the Notice, if the personal information solicited by an app for a new service function is beyond the scope of a user’s original consent, it is a violation of law for the app to refuse to provide the original service function if the user disagrees with the new scope, unless the new service function is a replacement of the original service function.

Regulations on Advertisements

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements which they prepare or distribute are true and in full compliance with the applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of the third parties.

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

In July 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, in consistency with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close.” The measures also prohibit unfair competition in internet advertisement publishing, including: (1) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; and (2) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization. Violation of these regulations may result in the imposing of fine of no more than RMB30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

In February 2018, the SAIC promulgated the Notice on Launching Special Overhaul of Internet Advertising, or the Internet Advertising Notice. The Internet Advertising Notice specifies that the illegal Internet advertisements having an adverse social impact, generating enormous publicity, or detrimental to the personal and property safety of the public via Internet media, shall be strictly regulated.

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

The Interim Measures list the following businesses that an online lending intermediary must not, by itself or on behalf of a third party, participate in: (i) financing for themselves whether or not in disguised form; (ii) accepting or collecting directly or indirectly the funds of lenders; (iii) providing lenders with guarantee or promise on guarantee of principal and interest directly or in disguised form; (iv) publicizing or promoting financing projects at physical locations or entrusting or authorizing a third party to do so; (v) extending loans, except otherwise as provided by laws and regulations; (vi) splitting the term of any financing project; (vii) offering wealth management and other financial products by themselves to raise funds, and selling as an agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (viii) conducting asset securitization business or realizing transfer of creditors’ rights in the forms of asset packaging, asset securitization, trust assets, fund shares, etc.; (ix) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online peer-to-peer lending; (x) falsifying or exaggerating earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc., by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information impairing the business reputation of others or misleading lenders or borrowers; (xi) providing information and intermediary services for high-risk financing which uses the borrowed funds for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; (xii) engaging in businesses such as crowd-funding in equity; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on online peer-to-peer lending. In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with the online lending regulations, via offline physical locations. Furthermore, the Interim Measures provide that online lending intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending intermediaries. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms. Moreover, the Interim Measures require that each online lending intermediary (i) separates its own capital from funds received from lenders and borrowers; and (ii) selects a qualified banking financial institution as its funding custodian institution, which shall perform custody and administrative responsibilities as required.

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

On February 22, 2017, the CBRC released the Guidelines to Regulate Funds Custodian for online lending intermediaries, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall not engage in offering any guarantees, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liabilities for breach of contract related to such activities; and (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

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

Regulations on Intellectual Property Rights

China has implemented legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent

The standing committee of the National People’s Congress adopted the Patent Law in 1984 and was subsequently amended in 1992, 2000, 2008 and 2020. The state Council promulgated Implementation Regulation for the Paten Law in 2001, which was amended in 2010. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, such use constitutes an infringement of patent rights.

Copyright

The National People’s Congress adopted the Copyright Law in 1990 and amended in 2001, 2010 and 2020. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

Software products

In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated, including Copyright Law of the PRC which was promulgated in 1990 and amended in 2001 and February 2010 and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002 and was amended in January 2011 and further amended in January 2013. Additionally, the Measures for Administrative Protection of Internet Copyright which was jointly issued by National Copyright Administration of the PRC and the MIIT in April 2005. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under the PRC law, but can enhance the protections available to the registered copyrights holders. In 2002, in order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, as amended in 2013, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, we had registered 14 computer software copyrights as of December 31, 2020.

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

Domain Names

In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration and revised it in 2009 and 2012 (abolished on June 18, 2019), setting forth detailed rules for the registration of domain names. On August 24, 2017, the MIIT, promulgated the Administrative Measures for Internet Domain Names, or Internet Domain Name Measures. The Internet Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn”. In June 2019, the CNNIC issued the new version of Rules of First-tier Domain Name Dispute Resolution and the former version issued in 2014 was abolished, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to resolve disputes. We have registered domain names including www.kaixin.com.

Regulations on Anti-unfair Competition

Under the Anti-unfair Competition Law, effective in 1993 and revised in 2017 and 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

•	using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;
•	using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;
•	using without permission, the main element of a domain name, website name or webpage with a certain degree of influence; or
•	carrying out confusing acts that are sufficient to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

Regulations on Foreign Exchange

Under the Foreign Currency Administration Rules, which were revised in 2008, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest, royalty payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

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

Moreover, on January 26, 2017, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or SAFE Circular 3. SAFE Circular 3 stipulates several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including provisions that (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding US$50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Moreover, pursuant to SAFE Circular 3, verification on the genuineness and compliance of the foreign direct investments in domestic entities has also been tightened.

In utilizing funds that we hold offshore, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to our PRC subsidiaries or consolidated affiliated entities; or (iv) acquire offshore entities with business operations in China during offshore transactions. However, most of these acts are subject to the PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;
•

loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limits and must be registered with SAFE or its local branches; and

•

loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

Regulations on Dividend Distribution

Wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with the PRC accounting standards and regulations. The principal regulations governing dividend distributions of wholly foreign-owned enterprises include the PRC Company Law promulgated in 2005, as amended in 2013 and 2018, and the Foreign Investment Law and the Implementation of the Foreign Investment Law promulgated in 2019. Under these regulations, foreign investors can freely remit into or out of PRC, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on generated within the territory of PRC.

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

SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent company and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liabilities under the PRC law for evasion of foreign exchange controls.

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

Under these rules, for PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by the relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file on behalf of such resident an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises, as PRC residents may not directly use overseas funds to purchase shares or exercise share options. In addition, within three months after any substantial changes to any such stock incentive plan, including any changes due to a merger, acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted to the special foreign exchange account which opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

In addition, the State Administration of Taxation, or SAT, has issued circulars concerning employee share options such as the Notice on Issues Concerning the Individual Income Tax on Equity Incentives issued in 2009 and Notice on Issue of Levying Individual Income Taxes on Incomes from Individual Stock Options promulgated in 2005. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with the relevant tax authorities and withhold the individual income taxes of employees who exercise their share options.

Regulations on Taxation

Enterprise Income Tax

The PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all the PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for our ordinary shares the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

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

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the China-HK Taxation Arrangement, which became effective on August 21, 2006, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. According to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which were promulgated by the SAT on February 3, 2018 and came into effect on April 1, 2018, the 5% tax rate does not automatically apply as approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under the relevant taxation treaties. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although Shanghai Auto is currently wholly owned by Jet Sound Hong Kong Company Limited, there can be no assurance that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety trainings. In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liabilities may arise for serious violations. To comply with these laws and regulations, we have entered into labor contracts with all of our full-time employees and provide them with the proper welfare and employment benefits as required by the PRC laws and regulations.

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

Regulations on Overseas Direct Investment

In September 2014, MOFCOM promulgated the Measures for the Administration of Overseas Investment, or the Overseas Investment Measures. The Overseas Investment Measures define “overseas investment” as activities that an PRC enterprise obtains any ownership, right of control, right of business management, or other relevant rights and interests by formation, merger or any other means. Pursuant to the Overseas Investment Measures, the overseas investment shall make record-filing with the local branch of MOFCOM via the online filing system if it is not involved any sensitive country or region, or any industry.

In December 2017, the NDRC adopted the Administrative Measures for Enterprises’ Overseas Investment, or the Overseas Investment Rules, which became effective in March 2018. The Overseas Investment Rules provide that, for local enterprises (enterprises that are not managed by the state government), if the amount of investment made by the Chinese investors is less than US$300 million, and the target project is non-sensitive, then the overseas investment project will require online filing with the local branch of the NDRC where the enterprise itself is registered. And overseas investment as stipulated in the Overseas Investment Rules shall mean activities where an PRC enterprise, directly or through an overseas enterprise controlled by it, acquires any ownership, right of control, right of business management, or other relevant rights and interests overseas, by contributing assets or rights and interests, providing financing and/or guarantees, or any other means.

C.	Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

Kaixin Auto Holdings Organizational Chart

Renren Inc. (Cayman)
other Investors
70.87%
29.13%
Kaixin Auto Holdings(Cayman)
100%
Kaixin Auto Group(Cayman)
100%
100%
Jet Sound Hong Kong Company Limited (Hong Kong)
Renren Finance, Inc. (Cayman)
100%
100%
100%
100%
Beijing Jiexun Shiji Technology Development Co.,Ltd.
Zhejiang Kaixin Auto Co.,Ltd.
Shanghai Renren Auto Technology Group Co.,Ltd.
Shanghai Renren Finance Leasing Co.,Ltd
Yang Jing 99%
James Liu 1%
Shanghai Qianxiang Changda Internet Information Technology Development Co.,Ltd
100%
Shanghai Wangjing Factoring Co.,Ltd.
100%
Shanghai Wangjing Investment Management Co., Ltd.
100%
Shanghai Heiguo Internet Information Development Co.,Ltd.
100%
Shanghai Chentun Asset Management Co., Ltd.
100%
Beijing Qilin Zhenyi Information Technology Development Co., Ltd.
Shanghai Lingcong Internet Information Technology Co.,Ltd
100%
Shanghai Dingran Information Techlonogy Co., Ltd.
100%
Shanghai Jiexun Auto Retail Co., Ltd
100%
Shanghai Zhoushuo Auto Technology Co.,Ltd
100%
70%
Suzhou Zhoushuo Lujie Auto Service Co., Ltd.
Shanghai Lingding Auto Technology Co., Ltd.
100%
100%
Wuhan kaixin Youche Auto Service Co., Ltd.
Gu Xiaolei 99.83%
Zhao Xiaoling 0.17%
Shanghai Jieying Auto Retail Co., Ltd
Shanghai Jieying Auto Retail Co., Ltd Beijing Branch

Shanghai Jieying Auto Retail Co., Ltd
100%
Shanghai Renren Kaixin Auto Technology Co.,Ltd.
100%
Shanghai Jieying Diyi Auto Retail Co., Ltd.
70%
Jilin Jieying Taocheguan Auto Retail Co., Ltd.
70%
Jieying Baolufeng Auto Retail (Shenyang) Co., Ltd.
70%
Dalian Yiche Jieying Auto Retail Co., Ltd.
70%
Inner Mongolia Jieying Kaihang Auto Retail Co., Ltd.
70%
Ningxia Jieying Xianzhi Auto Retail Co., Ltd.
70%
Changzhou Jieying Bole Auto Retail Co., Ltd.
70%
Henan Jieying Hengxin Auto Retail Co., Ltd.
70%
Shanxi Jieying Weilan Auto Retail Service Co., Ltd.
70%
Jiangsu Jieying Ruineng Auto Co., Ltd.
70%
Wuhan Jieying Chimei Auto Service Co., Ltd.
70%
Suzhou Jieying Chemaishi Auto Retail Co., Ltd.
70%
Chongqing Jieying Shangyue Auto Brokerage Co., Ltd.
70%
Hangzhou Jieying Yifeng Auto Retail Co., Ltd.

(1)	Xiaoling Zhao and Xiaolei Gu hold 0.17% and 99.83% of the equity interests in Shanghai Jieying, respectively.
(2)	Jing Yang and James Jian Liu hold 99% and 1% of the equity interests in Qianxiang Changda, respectively.

Upon consummation of the Haitaoche Acquisition, Haitaoche will become our wholly-owned subsidiary.

Contractual Agreements with Our VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. We are a company registered in the Cayman Islands, and our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the PRC laws and regulations, we primarily conduct our business in China through our VIEs, Shanghai Jieying and Qianxiang Changda, and their subsidiaries, based on a series of contractual arrangements by and among Shanghai Auto, our VIEs and their shareholders. Through these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that provide us with effective control over our VIEs and enable us to receive substantially all of the economic benefits from their operations.

Agreements that Give Us Effective Control over the VIEs

Loan Agreements

Shanghai Auto entered into loan agreements with each shareholder of the VIEs in 2017. Pursuant to these loan agreements, Shanghai Auto has granted an interest-free loan to each VIE shareholder, which may only be used for the purpose of a capital contribution to the VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the VIEs to Shanghai Auto or its designated representatives. The term of each loan is 10 years from the actual drawing down of the loan by the relevant VIE shareholder, and will be automatically extended for another 10 years unless a written notice to the contrary is given by Shanghai Auto to the VIE shareholder three months prior to the expiration of the loan. The VIE shareholders undertake, among other things, not to transfer any of their respective equity interests in the VIEs to any third part.

Equity Option Agreement

Shanghai Auto entered into equity option agreements with each shareholder of the VIEs in 2017. Pursuant to these equity option agreements, each VIE shareholder has granted Shanghai Auto an option to acquire all of his or her equity interests in the VIEs at the price equivalent to the lowest price then permitted under PRC law, with Shanghai Auto making payment of such price by cancelling all or an equivalent portion of the loan under the applicable loan agreement with such VIE shareholder. Shanghai Auto may, at its sole discretion, at any time exercise the option granted by the VIE shareholder. Moreover, Shanghai Auto may transfer such option to any third party. The VIE shareholders may not, among other obligations, transfer, donate, pledge or otherwise dispose of their equity interests in any way, increase or decrease the registered capital of the VIEs, or enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by Shanghai Auto. The equity option agreements will remain in effect until all equity interests have been acquired by Shanghai Auto directly or through its designated representative or Shanghai Auto terminates the agreements unilaterally with 30days prior written notice.

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

Business Operation Agreement

Shanghai Auto entered into business operation agreements with the VIEs and their shareholders in 2017, pursuant to which (1) each VIE shall not enter into any transactions which may materially affect such VIE’s assets, obligations, rights and operations; (2) each VIE and its shareholders shall accept and strictly execute the proposals provided by Shanghai Auto in respect of the employment and dismissal of such VIE’s employees and the daily business management and financial management of such VIE; and (3) each VIE and its shareholders shall only appoint individuals designated by Shanghai Auto as the executive director or director of the board of directors. Each of the VIE shareholders must sign powers of attorney assigning their powers and rights to Shanghai Auto. The term of each business operation agreement is 10 years and will be extended automatically for another 10 years except where Shanghai Auto provides prior written notice otherwise.

Equity Pledge Agreement

Shanghai Auto entered into equity pledge agreements with each shareholder of the VIEs in 2017. Pursuant to these equity pledge agreements, the VIE shareholders have pledged all of their equity interests in the VIEs as priority security interest in favor of Shanghai Auto to guarantee VIEs and their shareholders’ performance of their obligations under, where applicable, (i) the loan agreements; (ii) the exclusive technology support and technology services agreements; (iii) the intellectual property right license agreement; and (iv) the equity option agreements. Shanghai Auto is entitled to exercise its right to dispose of the VIE shareholders’ pledged interests in the equity of the VIEs and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event that any breach or default event under the equity pledge agreements occurs. Each equity pledge agreement will remain in full force and remain effective until the earlier of (1) the date on which all debts secured have been fully paid; (2) the date on which Shanghai Auto exercises its right under the equity pledge agreement; or (3) the relevant VIE shareholder transfers all of his or her equity interests in the applicable VIE to a third party according to the equity option agreement.

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

Intellectual Property Right License Agreement

Shanghai Auto entered into intellectual property license agreements with our VIEs in 2017, pursuant to which Shanghai Auto grants to the VIEs non-exclusive licenses to use certain intellectual property rights as listed in these agreements during the VIEs’ normal business operations in the PRC. The VIEs pay Shanghai Auto license fees on a monthly basis. The parties have made record filings of copies of these agreements to the relevant authorities subject to the requirements of the PRC law. The term of each intellectual property license agreement is five years and will be automatically extended for an additional one year unless either party provides the other party with prior written notice of termination.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, based on its understanding of the relevant PRC laws and regulations currently in effect, is of the opinion that each of the Contractual Agreements among Shanghai Auto, our VIEs and their respective shareholders is, and taken as a whole are, (i) valid and legally binding on each party thereto, and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant Government Agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC Laws and policies thereto, and to general equity principles, except that the pledges on the VIEs’ equity interests would not be deemed validly created until they are registered with the competent administration of industry and commerce.

However, our PRC legal counsel has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our internet related value-added business do not comply with PRC government restrictions on foreign investment in the aforesaid business which we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, plants and equipment.

Our principal executive offices are located in Beijing China, where we lease approximately 400 square meters of office space as of December 31, 2020. Our Dealership Outlets lease operating spaces in various Chinese cities. We lease our premises under non-cancelable operating lease agreements.

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

We believes that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results.

Overview

We are a leading premium used auto dealership group in China. As of December 31, 2020, we had 14 Dealerships covering 14 cities in 12 provinces in China. On average, our Dealership operators have over ten years of experiences in the used car industry. We provide used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche. In addition to auto sales, for the convenience of our customers, we also provide financing channels to customers and other in-network dealers through our partnerships with financial institutions.

We launched our first Dealership market in mid-2017, and from December 31, 2018 to December 31, 2020, we sourced, marketed and sold approximately 14,116 used vehicles to customers across China. We sold approximately 7,438, 6,005 and 673 vehicles in 2018, 2019 and 2020, respectively.

Key Factors Affecting Our Results of Operations

We believe that our results of operations are significantly affected by the following key factors.

Demand for Premium Passenger Vehicles in China

We generate a substantial majority of our revenues from the sales of premium passenger vehicles and the market demand for such passenger vehicles in China directly affects our revenues. Demand for premium passenger vehicles is affected by a variety of factors, including:

•	macro-economic conditions in China, level of urbanization and household income;
•	continued increase in the number of affluent individuals and consumer sentiment towards premium automobiles;
•	continued improvement of road networks and infrastructure; and
•	PRC laws and regulations with regard to passenger vehicles.

Integration of Our Dealerships

We began to acquire majority control of used car dealers across China in the second half of 2017. We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2020, we had 14 Dealerships. Our Dealerships and their employees directly interact with the consumers, other dealerships and other platform participants, and their performance directly impact our results of operations and financial condition. In addition, expansion of our network of Dealerships may affect our results of operations in the form of startup costs, acquisitions of new Dealership assets or capital injections.

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

Our growth depends on our ability to strengthen our brand through word of mouth and advertisements. The goal of these endeavors is to increase the number of visitors to our website, mobile apps and Dealership Outlets and increase the likelihood that visitors will purchase vehicles from us. In addition, our performance will be enhanced by providing a superior customer experience, which drives our ability to generate customer referrals and repeat sales.

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

Our business is also subject to trends specific to our industry, including customer demand and the competitive landscape. The used car industry in China is highly fragmented, and we see a trend towards consolidation that will take hold in the future. In addition, we believe that there are trends towards the growth of online technologies and consumer auto financing in China. Competition affects not only our day-to-day performance in terms of our ability to acquire customers and automobile inventory, but also our ability to adapt to these trends.

Technology

As a used car retailer with strong online and offline presence, we have made investments in developing our proprietary technology, including our customer mobile apps, website and our Dealer SaaS system, and we believe that the continued enhancement of our technology platforms and integration of technology into our operations are important to our future success. Benefiting from our Renren heritage which gives us credibility, reputation and expertise, we believe that we are well-positioned to drive the implementation of new technologies in our industry to supplement our offline leadership.

Strategic Expansion and Acquisitions

In the second half of 2017, we started to acquire used car dealers and had acquired 14 used car by end of 2018. Dealerships across China as of December 31, 2020. We may selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our operations and technology. These acquisitions, investments, joint ventures and partnerships may affect our results of operations.

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

Key Components of Results of Operations

Revenues

Our revenues are derived from automobile sales and others. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues:
Automobile sales	420,005	97.4	332,634	99.4	32,996	99.5
Others	11,399	2.6	2,063	0.6	164	0.5
Total revenues	431,404	100.0	334,697	100.0	33,160	100.0

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

In 2018, we derived 0.5% of our total revenues from floor financing. We ceased granting new loans for our floor financing business in the first quarter of 2018.

Cost of Revenues

Cost of revenues consists of costs directly related to automobile sales and others. The following table sets forth the breakdown of our cost of revenues, both in absolute amounts and as percentages of our total cost of revenues, for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Automobile sales	399,274	96.4	338,016	99.4	32,160	100.0
Others	14,697	3.6	2,158	0.6	—	0
Total cost of revenues	413,971	100.0	340,174	100.0	32,160	100.0

Cost of Automobile Sales

Cost of revenues for automobile sales consists of costs directly related to automobile sales, including inventory acquisition costs and write-down of inventory. We expect our cost of revenues for automobile sales to increase in line with the growth of our automobile sales business and Dealership network.

Others

Other cost of revenues primarily includes costs of financing income and provision for financing receivables.

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, research and development expenses, and loss from impairment of goodwill. The following table sets forth our operating expenses for continuing operations, both in absolute amounts and as percentages of our total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling and marketing	24,077	46.7	14,323	11.2	2,588	35.7
Research and development	4,419	8.6	3,401	2.7	757	10.4
General and administrative	23,012	44.7	36,145	28.2	6,832	94.2
Recoverable of detained and impaired assets					(2,921)	(40.3)
Impairment of goodwill			74,091	57.9
Total operating expenses	51,508	100.0	127,957	100.0	7,256	100.0

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

We are subject to value-added tax, or VAT, at a rate of 6% on the services that we provide to our customers, less any deductible VAT we have already paid or borne. We are subject to VAT at a rate of 13 % on the sales of new automobiles. We are also subject to surcharges on VAT payments in accordance with the PRC law.

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

Discontinued Operations

In May 2016, we terminated our Renren Fenqi business, a financial platform providing credit financing to college students in China for making purchases on e-commerce platforms on an installment payment basis. Renren Fenqi was further transferred back to Renren in December 2017. Such disposal affected our results of operations and was considered as discontinued operations. Accordingly, assets, liabilities, revenue and expenses as well as cash flows related to the Renren Fenqi business have been reclassified in our accompanying consolidated financial statements as discontinued operations for all periods presented.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any periods are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018		2019		2020
		%		%		%
Revenues:
Automobile sales	420,005	97.4	332,634	99.4	32,996	99.5
Financing income	2,317	0.5	—	—	—	—
Others	9,082	2.1	2,063	0.6	164	0.5
Total revenues	431,404	100.0	334,697	100.0	33,160	100.0
Cost of revenues:
Automobile sales	399,274	92.6	338,016	101.0	32,160	97.0
Costs of financing income	3,327	0.8	—	—	—	—
Provision for financing receivable	10,941	2.5	2,158	0.6	—	—
Others	429	0.1	—	—	—	—
Total cost of revenues	413,971	96.0	340,174	101.6	32,160	97.0
Gross profit (loss)	17,433	4.0	(5,477)	(1.6)	1,000	3.0
Operating expenses:
Selling and marketing	24,077	5.6	14,364	4.3	2,588	7.8
Research and development	4,419	1.0	3,357	1.0	757	2.3
General and administrative	23,012	5.3	36,145	10.8	6,832	20.6
Recoverable of detained and impaired assets					(2,921)	(8.8)
Impairment of goodwill	—	—	74,091	22.1	—	—
Total operating expenses	51,508	11.9	127,957	38.2	7,256	21.9
Loss from operations	(34,075)	(7.9)	(133,434)	(39.9)	(6,256)	(18.9)
Other (expenses) income	(812)	(0.2)	840	0.3	586	1.8
Fair value change of contingent consideration	(49,503)	(11.5)	65,594	19.6	—	—
Interest income	575	0.1	69	0.0	5	—
Interest expenses	(4,261)	(1.0)	(4,057)	(1.2)	(1,183)	(3.6)
Loss before provision of income tax and noncontrolling interest	(88,076)	(20.4)	(70,988)	(21.2)	(6,848)	(20.7)
Income tax (expenses) benefit	(862)	(0.2)	1,920	0.6	1,528	4.6
Loss from continuing operations	(88,938)	(20.6)	(69,068)	(20.6)	(5,320)	(16.0)
Discontinued operations:
Income (loss) from discontinued operations	(594)	(0.1)	—	—	—	—
Net loss	(89,532)	(20.8)	(69,068)	(20.6)	(5,320)	(16.0)

Year ended December 31, 2020 compared with year ended December 31, 2019

Revenues

Our total revenues decreased from US$334.7 million in 2019 to US$33.2 million in 2020, primarily due to a decline in automobile sales volume. Shortly after the outbreak of the COVID-19 in China, the operations of the car sales business in our dealerships were put on a halt since summer 2020 amid the sharp decline in gross sales volume and profit margins and disputes with noncontrolling shareholders of the dealerships.

•

Automobile Sales. Our revenues from automobile sales decreased from US$332.6 million in 2019 to US$33.0 million in 2020. The number of cars sold in 2020 was 664 units, compared with 6,005 units sold in 2019. The COVID-19 pandemic had a material adverse impact on the Company’s used-car dealership business. Moreover, disputes arising between the Company and the noncontrolling shareholders of the dealerships occupied significant amount of our management’s time. In the summer of 2020, the Company decided to put a halt to its used-car dealership business operations. However, the Company has reached settlement with a majority of the noncontrolling shareholders of the dealerships and car sale operations in those locations are resumed in 2021.

•	Others. Our other revenues decreased from US$2.1 million in 2019 to US$0.2 million in 2020 together with the decline in automobile sales volume.

Cost of Revenues

Our cost of revenues decreased from US$340.2 million in 2019 to US$32.2 million in 2020. The decrease was in line with the decrease in revenues.

•

Cost of Automobile Sales. Our cost of revenues for automobile sales decreased from US$338.0 million in 2019 to US$32.2 million in 2020. The decrease was in line with the decrease in automobile sales volume.

•	Others. Our other cost of revenues decreased from US$2.2 million in 2019 to $nil in 2020. The decrease was in line with the decrease in other revenues.

Gross Profit (Loss)

As a result of the foregoing, we recorded gross loss of US$5.5 million in 2019 and gross profit of US$1.0 million in 2020. The gross loss in 2019 was mainly due to the inventory write-down of 17.8 million in 2019 ue to disputes with the non controlling shareholders.

Operating Expenses

Our total operating expenses decreased from US$128.0 million in 2019 to US$7.3 million in 2020. The decrease is mainly resulted from the effort to improve operation efficiency in headcount and personnel-related expenses and due to the full impairment of goodwill of $74.1 million in 2019.

•

Selling and marketing expenses. Our selling and marketing expenses decreased from US$14.4 million in 2019 to US$2.6 million in 2020. The decrease resulted from decrease of commissions due to lower sales and the effort to improve operation efficiency in headcount and personnel-related expenses.

•

Research and development expenses. Our research and development expenses decreased from US$3.4 million in 2019 to US$0.8 million in 2020. The decrease was primarily due to the decrease in headcount and personnel-related expenses.

•

General and administrative expenses. Our general and administrative expenses increased from US$36.1 million in 2019 to US$6.8 million in 2020. The decrease was primarily due to the decrease in headcount and personnel-related expenses.

●	Impairment of Goodwill. Loss from impairment of goodwill was US$74.1 milliion and $nil in 2019 and 2020, respectively. In 2019, due to the disputes with the non controlling shareholders and a decline in our revenue, our forecasted operations did not support the carrying value of the Company and we recorded a full impairment of goodwill.

Fair Value Change of Contingent Consideration

Fair value change of contingent consideration was a gain of US$65.6 million in 2019 and $nil in 2020. The contingent consideration was assumed by Renren Inc. in April 2019 at the time of the SPAC merger.

Other (Expenses) Income

Other income was US$0.8 million in 2019, as compared to other income of US$0.6 million in 2020.

Interest Income

Our interest income was US$0.1 million in 2019 and US$5 thousand in 2020.

Interest Expenses

Our interest expenses decreased from US$4.1 million in 2019 to US$1.2 million in 2020 as a result of reduced borrowings.

Income Tax Benefit (Expense)

Our income tax benefit was US$1.9 million in 2019, compared with income tax benefit of US$1.5 million in 2020.

Net Loss

As a result of the foregoing, we recorded net losses of US$69.1 million and US$5.3 million in 2019 and 2020, respectively.

Year ended December 31, 2019 compared with year ended December 31, 2018

Revenues

Our total revenues decreased from US$431.4 million in 2018 to US$334.7 million in 2019, primarily due to the decrease in our automobile sales business.

•

Automobile Sales. Our revenues from automobile sales decreased from US$420.0 million in 2018 to US$332.6 million in 2019. The number of cars sold in 2019 was 6,005 units, compared with 7,438 units sold in 2018. The average sales price increased from approximately US$61,000 in 2018 to approximately US$62,000 in 2019. The decrease in sales volume was primarily due to the macroeconomic headwinds in China and a reduction in the overall inventory scales and the restructuring of our Dealerships that led to disputes and interruption of business operations in some locations during 2019.

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

Operating Expenses

Our total operating expenses increased from US$51.5 million in 2018 to US$128.0 million in 2019, primarily due to the impairment of goodwill which we recorded in 2019.

•

Selling and marketing expenses. Our selling and marketing expenses decreased from US$24.1 million in 2018 to US$14.4 million in 2019. The decrease was primarily due to our efforts to improve operation efficiency and reduce headcount and personnel-related expenses and less sales commissions expense.

•

Research and development expenses. Our research and development expenses decreased from US$4.4 million in 2018 to US$3.4 million in 2019, primarily due to a decrease in headcount and personnel-related expenses.

•

General and administrative expenses. Our general and administrative expenses increased from US$23.0 million in 2018 to US$36.1 million in 2019, primarily due to write-off of prepaid expenses and other current assets of US$22.3 million in 2019 because of the interruption of business operations in some locations, offset by reductions in headcount and personnel related expenses.

●	Impairmnt of Goodwill. There was no impairment of goodwill in 2018. A loss from impairment of goodwill of US$74.1 million occurred in 2019 mainly because of the suspension of certain used car dealerships and lower-than-expected performance outlook of active used car dealerships and after-sales service centers.

Fair Value Change of Contingent Consideration

Fair value change of contingent consideration was a loss of US$49.5 million in 2018, as compared to a gain of US$65.6 million in 2019. The fluctuation was mainly due to the changes in the estimates of the expected shares to be delivered to settle the contingent consideration and changes in our share price.

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

Income (Loss) from Discontinued Operations

We recorded loss from discontinued operations of US$0.6 million in 2018, reflecting the performance of the discontinued Ji’nan Dealership. Loss from discontinued operating was $nil in 2019.

Net Loss

As a result of the foregoing, we recorded net losses of US$89.5 million and US$69.1 million in 2018 and 2019, respectively.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant estimates and assumptions.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe that the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when control of the good or service has been transferred to the customer which occurs upon delivery. The contracts have a fixed contract price and revenue is measured as the amount of consideration that we expect to receive in exchange for transferring goods or providing services. Our revenues are presented net of value-added tax collected on behalf of governments. We record sales commissions as selling and marketing expenses when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses.

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

We purchase automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sell them directly to our customers through our local dealerships. The prices of used vehicles are set forth in the customer contracts which are agreed prior to delivery. We satisfy our performance obligation for used vehicle sales upon delivery whereby customers pick up the vehicles from the dealerships. We recognize revenue at the agreed upon purchase price stated in the contract. When cash is received from customers prior to delivery of the vehicle, we record such cash as advance from customers (a contract liability) in our consolidated balance sheet.

Contingent consideration

Where the consideration in an acquisition of dealership includes contingent consideration in the form of certain number of Company shares and the amount and payment of which depends on the achievement of post-acquisition operating performance of the dealerships, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. Upon the closing of the Business Combination as of April 30, 2019, Renren became responsible for settling contingent obligations to Dealership operators. Fair value change loss of contingent consideration of US$49.5 million, fair value change gain of US$65.6 million and fair value change of US$nil was recorded in our consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively.

Contingent consideration was related to certain consideration payment triggers, such as the performance of each dealer and after-sale service center operator for each of the five years’ following April 30, 2019, our performance in 2019 and 2020 and our share price from May 1, 2019 to October 31, 2021 (earnout shares and indemnification condition). The fair value of the contingent consideration on April 30, 2019 was estimated with the following key assumptions: 1) none of the dealer or after-sale service center operator will meet any performance condition for each of the five years’ following April 30, 2019; 2) Renren will not receive any earnout shares; and 3) Renren will receive the indemnification shares.

Inventory and Prepaid Expenses & Other Current Assets

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

We examine inventory reports on a quarterly basis. The vehicle is considered slow moving if it has not been sold within a 90 day period since procurement. In estimating the level of inventory write-downs for slow moving vehicles, we consider historical data and forecasted customer demand, such as sales price and inventory turn times of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgements, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustment to reflect inventory at net realizable value. In addition, we write down inventories to zero if they are lost or not able to be realized since they are detained by non-controlling shareholders with disagreements.

Prepaid expenses and other current assets include advances to noncontrolling shareholders for purchasing cars on behalf of the Company and other current assets due from noncontrolling shareholders.

In 2019 and 2020, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained our inventories in the dealerships and significant uncertainty arose on the realizability of the inventories held by these non-controlling shareholders. Significant uncertainty also arose on the realizability and collectability of the prepayments to purchase used cars for these dealerships and amounts due from these noncontrolling shareholders. Considering the facts and circumstances, the Company reassessed the realizability of its inventory and assets related to all of its dealerships, and recognize a write down of US$17,826 related to inventoryand wrote off US$22,282 of prepaid expenses and other current assets for the year ended December 31, 2019.

The Company has been negotiating with these noncontrolling shareholders in early 2021. The Company reached settlement agreements with certain noncontrolling shareholders, with each of the respective noncontrolling shareholders agreeing to repay a settlement amount to the Company. The Company recognized the settlement amount as the new basis of net assets held by these dealerships as of December 31, 2020, since each of the settlement amount was the net realizable amount or recoverable amount of total assets in the respective dealership or after-sales center. The total assets of each dealership or after-sales center primarily consist of inventories, prepayment or other current assets due from noncontrolling shareholders. After appropriate adjustments, the Company reclassified all the asset accounts of these dealerships to prepaid expenses and other current assets. Items with a collection period greater than 12 months from December 31, 2020 have been classified as other non-current assets.

Certain noncontrolling shareholders has not reached settlement agreements with the Compamy yet, but still keep a good business partnership with the Company. These noncontrolling shareholders has signed and issued ownership statements certifiying the Company is the owner of certain inventories which also stated a guaranteed amount of the inventories that the noncontrolling shareholders agreed to acknowledge for the purpose of settlement. The Company believes the guaranteed amount is the minimum net recoverable amount of the various assets detained by these noncontrolling shareholders, which had been relassified as prepaid expenses and other current assets as of December 31, 2020.

There are seven remaining noncontrolling shareholders who have neither entered into settlement agreements, nor have issued ownership statements or equivalents to the Company as of the issuance date of this annual report for the year ended December 31, 2020.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which eliminates Step 2 from the goodwill impairment test. A public business entity that is a SEC filer should adopt the amendments in ASU 2017-04 for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. On January 1, 2019, we elected to early adopt ASU 2017-04, and prospectively applied the guidance to the annual impairment test.

The Company assesses goodwill for impairment on annual basis in accordance with ASC 350-20, Intangibles – Goodwill and Other: Goodwill, which permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

For the year ended December 31, 2019, in performing a qualitative goodwill impairment analysis, the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and performed the quantitative test. The Company recorded a full impairment of the goodwill totaling USD74.1 million for the year ended December 31, 2019.

Allocation of Expenses

Our consolidated financial statements include our direct expenses. In addition, prior to January 1, 2019, there was an allocation of certain general and administrative expenses, research and development expenses, selling and marketing expenses and cost of revenues paid by Renren and not directly related to our used car trading business and financing business. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses, including accounting, administrative, marketing, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of time spent on the provision of services attributable to the Company. Since January 1, 2019, we have established our own operational functions and separated our operating expenses from, except that three members of Renren’s senior management continued to take management roles in KAG before the consummation of the Business Combination. The compensation expenses of these three senior management members were allocated based on the estimated time spent on the services for our company. After the Business Combination, there is no more expense allocation from Renren.

We believe that the basis and amounts of the allocations are reasonable. While the expenses allocated to us are not necessarily indicative of the expenses that would have been incurred if we had been a separate, stand-alone entity, we do not believe that there is any significant difference between the nature and amounts of these allocated expenses and the expenses that would have been incurred if we had been a separate, stand-alone entity.

Recent Accounting Pronouncements

See Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements not yet adopted.”

B.	Liquidity and Capital Resources.

Cash flows and working capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2020, we generated negative cash flows from operating activities amounted to US$3.9 million. The Company had working capital of $5,850 as of December 31, 2020, and Renren Inc. purchased$6,000 convertible preferred shares of the Company on March 31, 2021. Furthermore, KX Venturas 4 LLC invested $3,000 in convertible preferred shares of the Company on December 28, 2020. The Company has also acquired the financial support letter from Renren Inc., who have expressed the willingness and intention to provide the necessary financial support to the Company, so as to enable the Company to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

We also intend to obtain additional equity or debt financing arrangements. The incurrence of indebtedness would result in the increased of fixed obligations and could result in operating covenants that would restrict our operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Additionally, the disruptions to, and volatility in, financial markets in the United States and the worsening of global economy resulting from the ongoing COVID-19 pandemic adversely impacted our ability to raise the financing. If cash resources are insufficient to satisfy our on-going cash requirements, we will need to scale back our operations.

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

Net cash used in operating activities was US$9.7 million, US$4.7 million and US$3.9 million in 2018, 2019 and 2020, respectively. As of December 31, 2020, we had cash of approximately US$3.2 million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the year ended December 31,
	2018	2019	2020

	(in thousands of US$)
Net cash used in operating activities	(9,749)	(4,745)	(3,878)
Net cash provided by investing activities	98,982	1,223	0
Net cash used in financing activities	(138,637)	(6,328)	3,917
Cash and restricted cash at beginning of year	64,447	13,768	3,190
Cash and restricted cash at end of year	13,768	3,190	3,162

Operating Activities

Net cash used in operating activities was US$3.9 million in 2020. The principal item accounting for the difference between our net loss and the net cash used in operating activities in 2020 was a recoverable of detained and impaired assets of US$2.9 million and a decrease in accounts payable of USD$3.0 million. There were partially offset by an increase in advances from customers of US$3.6 million and share-based compensation expense of US$3.4 million.

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

Investing Activities

Net cash provided by investing activities was $nil in 2020.

Net cash provided by investing activities was US$1.2 million in 2019, which was mostly attributable to repayments from customers of financing provided of our floor financing business of US$1.3 million.

Net cash provided by investing activities was US$99.0 million in 2018, which was mostly attributable to repayments from customers of financing provided of our floor financing business of US$109.7 million.

Financing Activities

Net cash provided by financing activities was US$3.9 million in 2020, which was primarily attributable to proceeds from advances from related parties of US$2.1 million, proceeds from issuance of shares and warrants of US$4.0 million and proceeds from borrowings of US$1.0 million, partially offset by repayment of borrowings of US$3.2 million.

Net cash used in financing activities was US$6.3 million in 2019, which was primarily attributable to repayment of advances from related parties of US$116.8 million and repayment of borrowings of US$51.2 million, partially offset by proceeds from advances from related parties of US$115.0 million, proceeds from borrowings of US$18.2 million and proceeds from share subscriptions of US$7.5 million.

Net cash used in financing activities was US$138.6 million in 2018, which was primarily attributable to principal payment to investors mainly related to our floor financing business of US$187.9 million, partially offset by proceeds from investors mainly related to our floor financing business of US$57.8 million.

Capital Expenditures

Our capital expenditures were US$764 thousand, US$68 thousand and $nil in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used to purchase servers, computers and other equipment for our business. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Our company, Kaixin Auto Holdings, is a holding company with no operations of its own. We own and conduct operations primarily through operating subsidiaries and VIEs in China. As a result, we rely on dividends and other distributions paid by our operating subsidiaries to pay dividends to our shareholders or to service our outstanding debts. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and our VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019 and 2020 increased 2.9% and 2.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Internal Control over Financial Reporting

Prior to the completion of the Business Combination, we had been a subsidiary of a listed company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of preparing our consolidated financial statements for the year ended December 31, 2018, we identified a material weakness in our internal control over financial reporting as of December 31, 2018. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified as of December 31, 2018 relates to having inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. Specifically, our management concluded that it lacked sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address the complex accounting issues involved in the application of purchase accounting principles in connection with the acquisition of used car dealerships as described in note 5 of the accompanying financial statements.

In 2019, we identified material weaknesses in our internal control over financial reporting relating to (i) inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) lack of an effective and continuous risk assessment process to identify and assess the financial reporting risks; and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over inventory custody at local dealerships. These material weaknesses were not remediated as of December 31, 2020.

To remedy our identified material weakness, we have taken measures to improve our internal control over financial reporting, including, among others: (i) hiring additional financial professionals with relevant experiences, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP and SEC reporting requirements, including disclosure requirements for complex transactions under U.S. GAAP, to provide the necessary level of leadership to our finance and accounting function and increase the number of qualified financial reporting personnel; (ii) improving the capabilities of the existing financial reporting personnel through trainings and education on the accounting and reporting requirements under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act; and (iii) designing and implementing robust financial reporting and management controls over future significant and complex transactions.

As a company with less than US$1.07 billion in revenue for its last fiscal year, we will continue to qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of the specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption of the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected not to take advantage of the extended transition period for complying with these new or revised accounting standards.

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

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2020:

		Less than 1			More than
	Total	year	1–3 years	3–5 years	5 years

	(in thousands of US$)
Operating Lease Commitments(1)	71	44	27	—	—
(1)	Representing contractual undiscounted operating lease obligations relating to our non-cancelable lease of offices and facilitates.

Our operating lease commitments relate to our leases of offices for business operation. We lease offices under non-cancelable operating lease arrangements with initial terms in excess of one year. Pior leasing commitments of the dealerships were cancelled in 2020.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mingjun Lin	45	Director and Chief Executive Officer
Yi Yang	48	Chief Financial Officer
Xiaolei Gu	33	Director
James Jian Liu	48	Director
Lin Cong	40	Independent Director
Deqiang Chen	53	Independent Director

Mingjun Lin served as our chairman of board of directors since May 2021 and our chief executive officer since December 2020. He has substantial experience in automotive internet media. He is the founder of Haitaoche, a China-based e-commerce platform for imported automobiles. Prior to founding Haitaoche in 2015, Mr. Lin held senior management positions with TOM Online and Tencent, and he was the founder of SUV.cn, a vertical online media that focused on SUV customer communities.

Yi Yang has served as our chief financial officer since October 2019. Prior to joining us, Ms. Yang served as strategic investment director and financial controller for Jomoo, a leading manufacturer and supplier of home products, such as kitchen and bathroom units, in China. Prior to that, she was a chief financial officer at Wellong Etown, an internet-based logistics company. Ms. Yang has also worked at the Bank of New York Mellon as vice president and controller, where she formulated strategic financial plans, participated in asset restructurings, and worked on numerous large domestic and cross-border M&A transactions. Ms. Yang received a master’s degree in Computer Science from Saint Joseph’s University in the U.S.. She is a certified public accountant, and a member of the American Institute of Certified Public Accountants (AICPA).

James Jian Liu has served as a director of KAG and then our company since October 2018. He had served as KAG’s chief executive officer from September 2014 to October 2018. He has also served as the chief operating officer of Renren since February 2006. Before joining Renren, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as a product management director at Fortinet at its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in Computer Science from Shanghai Jiao Tong University and an M.B.A. degree from Stanford University, where he was an Arjay Miller Scholar.

Xiaolei Gu has served as our director since May 2021. He is Director of Strategic Development Department with the Companny since November 2020. He served as chief media content officer of Haitaoche Limited during 2015-2020 and chief media content officer of Beijing Yunfeiyang Technology Company during 2009-2014.

Lin Cong has served as our director since April 2019. He is also a director of Uxin Limited (NASDAQ: UXIN). He has served as the vice president of 58.com Group since March 2017. Before joining 58.com, he was the co-founder and chief financial officer of Youche.com, an used car dealer chain in China. Mr. Cong took the vice president positions of Finance and IT with 58.com before establishing Youche.com, where he served as a chief executive officer from February 2014 to March 2017. Mr. Cong also served as a management consultant with Boston Consulting Group from August 2008 to August 2009 and as an auditor with PriceWaterhouseCoopers in China from August 2002 to May 2005. Mr. Cong holds a bachelor’s degree in Accounting from Tsinghua University and an M.B.A. degree from Stanford University.

Deqiang Chen has served as our director since May 2021. He is the general manager of Wenzhou Fude Property Co., Ltd. since 2013 and consultant to Wenzhou Zhongxiao Culture Co., Ltd. since 2016. He served as the chairman of board of Fude Feida Petrochemical Whole Set Equipment Limited Company during 2003-2013. Mr. Chen holds an MBA degree from Guanghua School of Management of Beijing University.

B.	Compensation.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately US$47.4 thousand in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers.

We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as violation of our internal rules, failure to perform agreed duties or dishonest acts that resulted in material harm to our interests, disclosure of confidential information or trade secrets that resulted in material harm to our interests, and being subject to criminal liabilities. The executive officer may resign at any time with a 30 days’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination of his or her employment, our trade secrets in confidence. Each executive officer has also agreed that we shall be entitled to all inventions, innovations and other intellectual property rights, titles and patent application rights that are created by such officer while performing assigned work for us or mainly utilizing our resources and premises. In addition, each executive officer has agreed to be bound by the non-competition and non-solicitation restrictions during the term of his or her employment.

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

Change in Control

In the event of a change in control or another transaction having a similar effect, then the plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the 2019 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the 2019 Plan is defined as: (i) the board of directors changes such that there is turnover of at least 50% of the members of the board; (ii) the shareholders approve any plan or proposal for the liquidation or dissolution of the company; (iii) the shareholders approve any consolidation, merger or share exchange of the company in which the company ceases to exist as a corporation, or as a result of which, the ordinary shares would be converted into cash, securities or other properties; or (iv) any sale, lease, exchange or other transfer of all or substantially all of the company’s assets. There will be an exception to the definition of “change of control” as follows: a transaction described in (iii) or (iv) shall not be a “change of control” if (A) after such transaction the board of directors did not undergo a turnover of at least 50% of the members of the board of directors, and/or such unchanged board of directors controls an entity which directly or indirectly holds a majority of the ordinary shares of the continuing, surviving or acquiring entity referenced in (iii) or (iv); and (B) such successor entity assumes all outstanding share awards under the 2019 Plan.

Term

Unless terminated earlier, the 2019 Plan will terminate on April 29, 2029. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

2020 Equity Incentive Plan

Our 2020 equity incentive plan, or the 2020 Plan, was adopted by our board of directors on November 17, 2020. The 2020 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 5,000,000 ordinary shares may be granted as awards under the 2020 Plan.

The following paragraphs describe the principal terms of the 2020 Plan.

Administration

The 2020 Plan is administered by our directors, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then any incentives granted under the 2020 Plan shall be deemed vested immediately. The plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the 2020 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. A “change of control” under the 2020 Plan is defined as: means any of the following: (i) Continuing Directors cease to constitute at least fifty percent (50%) of the members of the Board; (ii) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iii) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Company’s Ordinary Shares would be converted into cash, securities or other property; or (iv) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; provided, however, that a transaction described in clauses (iii) or (iv) shall not constitute a Change of Control hereunder if after such transaction (I) Continuing Directors constitute at least fifty percent (50%) of the members of the board of directors of the continuing, surviving or acquiring entity, as the case may be or, if such entity has a parent entity directly or indirectly holding at least a majority of the voting power of the voting securities of the continuing, surviving or acquiring entity, Continuing Directors constitute at least fifty percent (50%) of the members of the board of directors of the entity that is the ultimate parent of the continuing, surviving or acquiring entity, and (II) the continuing, surviving or acquiring entity (or the ultimate parent of such continuing, surviving or acquiring entity) assumes all outstanding Awards granted under the 2020 Plan.

Term

Unless terminated earlier, the 2020 Plan will terminate on November 16, 2030. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

Vesting Schedule

In general, the plan administrator determines, the vesting schedule, which vesting schedule will be set forth in the award agreement.

Amendment and Termination of Plan

Our board of directors may at any time amend, alter or discontinue the 2019 Plan, subject to certain exceptions.

Granted Awards

The table below summarizes, as of April 30, 2021, the outstanding options and restricted shares that have been granted to our directors and executive officers.

	Number of
	shares
	underlying		Exercise
	awards		price (US$
Name	granted		per share)	Grant date	Expiration date
James Jian Liu	1,060,875	(1)	N/A	May 3, 2019	May 3, 2029
Joseph Chen	1,113,353	(1)	N/A	May 3 and May 6, 2019	May 3, 2029
Lin Cong	9,430		N/A	May 3, 2019	May 3, 2029
Yi Yang	180,439		0.01	August 1, 2019	August 3, 2029
Total	2,364,097

Notes:

(1)	In the form of restricted shares.

C.	Board Practices.

Board of Directors

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Stock Market Rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, to have an independent compensation committee, and to have an independent nominations/corporate governance committee. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Renren controls more than 50% of our voting rights.

Under our memorandum and articles of association, our company shall have not less than three (3) and not more than nine (9) directors, unless such number is changed by special resolution of our shareholders. For so long as Renren and its consolidated affiliates continue to collectively hold at least the same number of ordinary shares than Shareholder Value Fund, Renren will have the right to appoint or remove four (4) directors (if we are not a foreign private issuer) or six (6) directors (if we are a foreign private issuer), or such greater number of directors as required in order to allow Renren to appoint the majority of our directors.

Our board of directors currently consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice; and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq Rules. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and governance committee. Each committee’s members and functions are described as below.

Audit Committee

Our audit committee consists of Lin Cong. Lin Cong is the chairman of our audit committee. We have determined that Lin Cong satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that Lin Cong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors regarding any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies, procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Lin Cong. Lin Cong is the chairman of our compensation committee. We have determined that Lin Cong satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting compensation consultant, legal counsel or other advisers only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Governance Committee

Our nominating and governance committee consists of Lin Cong. We have determined that Lin Cong satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and governance committee is responsible for, among other things:

•	selecting and recommending to the board of directors regarding the nominees for election by the shareholders or appointment by the board of directors;
•

reviewing annually with the board of directors regarding the current composition of the board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board of directors' meetings and monitoring the functioning of the committees of the board of directors; and
•

advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with the applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills which they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skills than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved towards an objective standard with regards to the registered skill and care and these authorized are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure the compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Other than the directors that may be appointed by Renren in accordance with our memorandum and articles of association, our directors may be elected by ordinary resolution by our shareholders. Our directors may by the affirmative vote of a simple majority of the remaining directors present and voting at a board of directors’ meeting, have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board of directors. Our directors are not subject to a term of office and each director shall hold office until his or her successor shall have been elected and qualified. A director may be removed from office by special resolution of our shareholders at any time before the expiration of his or term, except that Renren shall have the exclusive right to remove any director designated by it.

Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees.

We had 535, 279 and 34 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2020:

	Number of	% of Total
Functional Area	Employees	Employees
Management and administration	26	76.5%
Sales and marketing	2	5.9%
Research and development	6	17.6%
Total	34	100.0%

The total number of employees declined from 279 in 2019 to 34 in 2020. The sharp decline resulted from the Company’s effort to improve operation efficiency in headcount and personnel-related expenses in response to the decline in sales volume in early 2020 after the outbreak of COVID-19 and the halt in car sales operations at the dealerships since summer 2020.

We believe that we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merits. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as big data analytics, AI, marketing and operations, risk management and sales as we expand our business.

As required by the PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under the PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local government regulations from time to time. We enter into employment agreements with our employees. Our senior management enters into employment agreements with confidentiality and non-competition terms. The non-competition restricted period typically expires one year after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2021 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 67,424,993 ordinary shares outstanding as of April 30, 2021.

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

			Number of	% of
			Ordinary	Outstanding
			Shares	Shares
		% of	assuming the	assuming the
	Number of	Outstanding	consummation	consummation
	Ordinary	Orindary	of Haitaoche	of Haitaoche
Beneficial Owners(1)	Shares	Shares	Acquisition	Acquisition(10)
Directors and Executive Officers:
Yi Yang(2)	131,570	*	131,570	*
Joseph Chen(3)	278,338	*	278,338	*
James Jian Liu(4)	950,367	1.41%	950,367
Lin Cong(2)	4,951	*	4,951	*
All Directors and Executive Officers as a Group	1,365,227	2.02%	1,365,227
Principal Shareholders:
Renren, Inc.(5)	47,784,300	70.87%	47,784,300	33.78%
Yunfeiyang Limited(6)	N/A	N/A	31,289,189	22.12%
Qiangqiang Limited(7)	N/A	N/A	7,255,480	5.13%
FIT RUN Limited(8)	N/A	N/A	7,248,077	5.12%
Aadd Limited(9)	N/A	N/A	7,240,673	5.12%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Unless otherwise indicated, the business address of each of the beneficial owners is c/o Kaixin Auto Holdings, 4/F, Tower D, Building 15, No.5 Jiangtai Road, Beijing, 100015, People’s Republic of China.
(2)	Consists of options to purchase ordinary shares granted under the company’s 2019 Plan.
(3)	Consists of restricted shares granted under the 2019 Plan.
(4)	Consists of restricted shares granted under the 2019 Plan which are held by Hawk Investment Group Limited, a British Virgin Islands company. Mr. Liu owns all of the outstanding interests in Hawk Investment Group Limited, and has voting and dispositive power over the shares held by it. The address of Hawk Investment Group Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(5)	Consists of 24,984,300 ordinary shares held by Renren, 3,300,000 ordinary shares held in escrow pursuant to certain indemnification conditions under the Share Exchange Agreement and 19,500,000 ordinary shares held in escrow pursuant to certain earn-out conditions under the Share Exchange Agreement, with respect to which Renren has voting rights. The address of Renren is 4/F, Tower D, Building 15, No.5 Jiangtai Road, Beijing, 100015, People’s Republic of China. Renren is a reporting company under the Exchange Act which is listed on the New York Stock Exchange.
(6)	Represented 31,289,189 ordinary shares issuable upon the consummation of Haitaoche Acquisition. Yunfeiyang Limited is a company incorporated under the laws of the British Virgin Islands with limited liabilities with the registered address of P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Yunfeiyang Limited is wholly owned by Mingjun Lin.

(7)	Represented 7,255,480 ordinary shares issuable upon the consummation of Haitaoche Acquisition. Qiangqiang Limited is a company incorporated under the laws of the British Virgin Islands with limited liabilities with the registered address of P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Qiangqiang Limited is wholly owned by Yun Wu.
(8)	Represented 7,248,077 ordinary shares issuable upon the consummation of Haitaoche Acquisition. FIT RUN Limited is a company incorporated under the laws of the British Virgin Islands with limited liabilities with the registered address of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Qiangqiang Limited is wholly owned by Han Jun.
(9)	Represented 7,240,673 ordinary shares issuable upon the consummation of Haitaoche Acquisition. Aadd Limited is a company incorporated under the laws of the British Virgin Islands with limited liabilities with the registered address of P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Qiangqiang Limited is wholly owned by Da An.
(10)	Calculated based on the assumption of an aggregate 141,460,495 ordinary shares issued and outstanding upon the consummation of the Haitaoche Acquisition, as pursuant to the share purchase agreement Kaixin agrees to issue to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche.

In addition, Kaixin Auto Holdings entered into a definitive securities purchase agreement with KX Venturas 4 LLC as the investor on December 28, 2020 pursuant to which the investor agrees to invest $6,000,000 in newly designated convertible preferred shares of Kaixin. The preferred shares are convertible into the Kaixin’s ordinary shares at a conversion price of $3.00, subject to customary anti-dilution adjustments. The preferred shares have no voting rights. The first tranche of US$3,000,000 of the investment closed on December 29, 2020. Pursuant to the purchase agreement, the investor will also receive warrants to subscribe for Kaixin’s ordinary shares at an exercise price of $3.00 per share.

As of April 30, 2021, 18,611,193 of our shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Master Transaction Agreement

The master transaction agreement contains provisions relating to our carve-out from Renren. Pursuant to this agreement, we are responsible for all the financial liabilities associated with our business that had been conducted by or transferred to us before the completion of the Business Combination, and Renren is responsible for the financial liabilities associated with all of its other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and Renren indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

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

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before closing date of the Business Combination, including in connection with the activities to implement the Share Exchange Agreement. The general release does not apply to the liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by Renren and to maintain the same fiscal year as Renren until the first Renren fiscal year-end following the earlier of the first date when Renren no longer owns a specified percentage of the voting power of our then outstanding securities. This earlier date is referred to as the control ending date. We have also agreed to use our reasonable best efforts to complete our audit and provide Renren with all financial and other information on a timely basis so that Renren may meet its deadlines for its filing of annual and quarterly financial statements.

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

The master transaction agreement will automatically terminate after a certain period following the first date on which upon which Renren ceases to own in aggregate at least a specified percentage of the voting power of our then outstanding securities, provided that the agreement on sharing information and data will terminate on the earlier of (i) a number of years following the commencement of the cooperation period; or (ii) a number of years after the first date upon which Renren ceases to own in aggregate at least a specified percentage of the voting power of our then outstanding securities. This agreement will be terminated earlier or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement, the non-competition agreement and the sales and marketing services agreement.

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

The price to be paid for the services provided under the transitional service agreement will be the actual direct and indirect costs of providing such services. Direct costs include labor-related compensation, travel expenses, materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the services.

The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liabilities whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to the provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

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

There was no transaction between Renren and us pursuant to the transitional services agreement for the year ended December 31, 2020.

Non-Competition Agreement

Our non-competition agreement with Renren provides for a non-competition period beginning upon the completion of the Business Combination and ending on the later of a certain number of years after the first date when Renren ceases to own in aggregate at least a certain percentage of the voting power of our then outstanding securities and a number of years following the completion of the Business Combination. This agreement can be terminated earlier by mutual written consent of the parties.

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

Other Related Party Transactions with Renren

Renren and its subsidiaries provided us with advanced funds to finance our daily operations, which are interest-free and repayable on demand. On April 30, 2019, US$76.0 million was waived by Renren. We received US$113.4 million from Renren and repaid US$115.5 million to Renren in 2019, including the repayment for the loan of US$1.1 million due to Renren, which was assumed by KAG in the Business Combination from CM Seven Star. There was US$2.26 million loan due to a subsidiary of Renren outstanding as of December 31, 2020.

Renren has pledged restricted cash as security for US$2 million, and a subsidiary of Renren provided guarantee for US$7.2 million short term debts obtained by our company in 2019 from East West Bank. See Note 10 of our consolidated financial statements for details of the short-term debt.

On March 31, 2021, Kaixin entered into a definitive securities purchase agreement with Renren pursuant to which Renren invested US$6,000,000 in newly designated convertible preferred shares of Kaixin. The preferred shares are convertible into Kaixin’s ordinary shares at the conversion price of $3.00, subject to customary anti-dilution adjustments. The preferred shares have no voting right. The investment closed on the same date.

Transactions with Shareholder Value Fund

Shareholder Value Fund, or SVF, was the sponsor of the initial public offering of CM Seven Star, and was our largest shareholder before our acquisition of KAG in April 30, 2019. As of April 30, 2021, Shareholder Value Fund no longer held any of our outstanding ordinary shares.

On May 23, 2018, Shareholder Value Fund loaned to CM Seven Star US$500,000 pursuant to a non-interest bearing promissory note.

On January 24, 2019, CM Seven Star issued an unsecured non-interest bearing promissory note in the aggregate principal amount of up to US$1.1 million to Shareholder Value Fund to pay for professional services fees related to our acquisition of KAG.

On January 24, 2019, CM Seven Star issued unsecured promissory notes in the aggregate principal amount of US$1.0 million to Shareholder Value Fund in exchange for its depositing of such amount into our predecessor’s trust account. The notes did not bear interest and became due upon the closing of our acquisition of KAG. In addition, the notes may be converted by the holder into units of CM Seven Star at a price of $10.00 per unit prior to the closing of the Business Combination.

On April 30, 2019, KAG, Renren, SVF and our company executed an agreement, or the Waiver Agreement, pursuant to which KAG and Renren waived certain rights under the Share Exchange Agreement in exchange for SVF’s commitment to (i) contribute US$1.6 million to KAH within two weeks after the closing of the Business Combination; (ii) set a limit on the liabilities to be paid by cash (up to US$4.0 million) and noncash (up to US$2.6 million) consideration by KAH; and (iii) use its best efforts to restructure US$2.6 million KAH due to SVF prior to the reverse recapitalization, which would have become past due upon the closing of the reverse recapitalization transaction.

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

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2018 Equity Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Equity Incentive Plan”.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to breach of contract, labor and employment claims, copyright, trademark, patent infringement, bankruptcy and other matters. Other than the disputes with certain non-controlling shareholders discussed below, we are not a party to any material ongoing legal or administrative proceedings as of the date of this annual report.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained our inventories in our Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. Therefore, we wrote down $17.8 million of inventory, and wrote off US$22.3 million ofprepayments for the year ended December 31, 2019. By early 2021, we reached agreement with a majority of the non-controlling shareholders to settle the disputes over the allocaton of assets and confirm our mutual commitment to the growth and revamp of our car sale business. The net impact on the recoverable amounts of the previously detained and impaired assets was $2,921, which have been recorded as a reduction of general and administrative expense for the year ended December 31, 2020.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

The following are the summaries of material provisions of our currently effective second amended and restated memorandum and articles of association, and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any objects that are not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that the directors may, before recommending or declaring any dividends, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders (provided that no such purchase may be made contrary to the terms or manner recommended by the board of directors). Under the Companies Law, the redemption or repurchase of any shares may be paid out of our company’s profits or out of the proceeds of a new issuance of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such shares may be redeemed or repurchased (a) unless it is fully paid up; (b) if such redemption or repurchase would result in there being no shares outstanding; or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid shares for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to our articles of association, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with the preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking in priority thereto or pari passu therewith.

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

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of the ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general rights under the Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association, any special resolutions passed by our shareholders and the register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further votes or actions by our shareholders; and

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

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, properties and liabilities in one of such companies as the surviving company; and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

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

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provisions of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Indemnification of Directors and Executive Officers and Limitation of Liabilities. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself/herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he/she reasonably believes to be in the best interests of the corporation. He/she must not use his/her corporate position for any personal gains or advantages. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he/she owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his/her position as director (unless the company permits him/her to do so), a duty not to put himself/herself in a position where the interests of the company conflict with his/her personal interest or his/her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his/her duties a greater degree of skills than may reasonably be expected from a person of his/her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regards to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent and by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling such special meetings.

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

Dissolution and Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with the dissolutions initiated by the board of directors.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20 F.

D.	Exchange Controls.

See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Foreign Exchange.”

E.	Taxation.

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to changes. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholdings will be required on the payment of a dividend or capital to any holders of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

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

We believe that our company is not a PRC resident enterprise for PRC tax purposes. Our company is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that our company meets all of the conditions above. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends that we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event that we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our company is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Bulletin 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 37 and SAT Public Notice 7, thus we may be required to expend valuable resources to comply with SAT Bulletin 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Bulletin 37 and SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions that we may pursue in the future”.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income; or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current taxable year or foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules”, the gross amount of any distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, it is expected that any distributions that we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at a lower capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for the purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividends it pays on stock which is readily tradable on an established securities market in the U.S. We expect our ordinary shares will be readily tradeable on an established securities market in the United States, but there can be no assurance that our ordinary shares will continue to be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for the purpose of being a “qualified foreign corporation”). If we are eligible for such benefits, the dividends that we pay on our ordinary shares would be eligible for the reduced rates of taxation described in the preceding paragraph.

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

Sale or Other Disposition

Subject to the discussion below under “-Passive Foreign Investment Company Rules”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if our ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to some limitations. Any such gain or loss that the U.S. Holder recognizes will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gains as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ordinary shares, including the availability of the foreign tax credit under their specific circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distributions that we make to the U.S. Holder (which generally means any distributions paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ordinary shares); and (ii) any gains realized on the sale or other disposition of our ordinary shares. Under the PFIC rules:

•	the excess distributions or gains will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;
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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock”, which is the stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury regulations. We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our company is the U.S. dollar. The functional currency of our PRC subsidiaries, our VIEs and their subsidiaries is the Renminbi, and the functional currency of our Hong Kong subsidiaries is the Hong Kong Dollar. We use the U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a net foreign exchange gain of US$0.4 million in 2018, a net foreign exchange loss of US$4.2 million in 2019 and a net foreign exchange gain of US$0.1 million in 2020.

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

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

To date, we have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, Kaixin cannot provide assurance that it will not be exposed to material risks due to changes in market interest rate in the future.

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

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2020 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding the material weaknesses identified, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm.

Internal Control over Financial Reporting

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company”, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, or MBP.

	For the Year Ended December 31,
	2019	2020

	(in thousands of US$)
Audit fees(1)	—	415
Total	—	415
(1)

“Audit fees” means the aggregate fees billed in relation to professional services rendered by our principal external auditors for the audit of the specific year’s annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte.

	For the Year Ended December 31,
	2019	2020

	(in thousands of US$)
Audit fees(1)	544	107
Total	544	107
(1)

“Audit fees” means the aggregate fees billed in relation to professional services rendered by our principal external auditors for the audit of the specific year’s annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Effective on December 9, 2020, we engaged Marcum Bernstein & Pinchuk LLP, or MarcumBP, as our independent registered public accounting firm. We also dismissed KPMG Huazhen LLP on the same date. The change of our independent registered public accounting firm was approved by the audit committee of our board.

The audit report of KPMG Huazhen LLP on our consolidated financial statements as of and for the year ended December 31, 2019, did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG Huazhen LLP’s report on our consolidated financial statements as of and for the year ended December 31, 2019 contained separate paragraphs stating that:

(1) “The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Company has experienced recurring losses from operations, had an accumulated deficit, generated negative cash flows from operating activities, and has short term debt in default, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

(2) “As discussed in Note 2(s) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.”

During the year ended December 31, 2019 and the subsequent period prior to our engagement of MarcumBP, there were no: (1) disagreements with KPMG Huazhen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, except that KPMG Huazhen LLP advised us of the following material weaknesses: (i) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, (ii) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning.

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

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Non-compliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We are also eligible to rely on exemptions afforded to controlled companies. A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Stock Market Rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, to have an independent compensation committee, and to have an independent nominations/corporate governance committee. We are a “controlled company” as defined under the Nasdaq Stock Market Rules.

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

2.3	Promissory Note dated April 9, 2018 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (File No. 001-38261) filed with the SEC on April 13, 2018)
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)
4.1

Form of Indemnification Agreement between Kaixin Auto Holdings and its directors and executive officers (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.2

Loan Agreement between Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing (English Translation) (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.3

Loan Agreement between Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.4

Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.5

Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.6

Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd among Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.7

Equity Interest Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. among Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.7 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.8

Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information (English Translation) Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.9

Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.9 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.10

Business Operations Agreement among Shanghai Renren Automobile Technology Company Limited, Yi Rui, Thomas Jintao Ren and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.10 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.11

Business Operations Agreement among Shanghai Renren Automobile Technology Company Limited, James Jian Liu, Yang Jing and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.11 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.12

Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd among Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.12 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.13

Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. among Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.13 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.14

Form of Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.16 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.15

Form of Supplement to Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.17 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.16

Form of Used Vehicle Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.18 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.17

Form of Used Vehicle Agency Services Agreement (English Translation) (incorporated by reference to Exhibit 10.19 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.18

Form of Vehicle Consignment Agreement (English Translation) (incorporated by reference to Exhibit 10.20 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.19

Form of Loan and Service Agreement (English Translation) (incorporated by reference to Exhibit 10.21 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.20

Form of Used Vehicle Sales Agreement (English Translation) (incorporated by reference to Exhibit 10.22 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.21

Share Exchange Agreement among CM Seven Star Acquisition Corporation , Kaixin Auto Group and Renren Inc., dated November 2, 2018 (incorporated by reference to Exhibit 10.23 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.22

Master Transaction Agreement among Renren Inc. CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.24 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.23

Non-Competition Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.25 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.24

Transitional Services Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.26 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.25

Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and Renren Inc., dated April 30, 2018 (incorporated by reference to Exhibit 10.27 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.26

Escrow Agreement concerning earnout shares among Renren Inc., CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2018 (incorporated by reference to Exhibit 10.28 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.27

2019 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.28

Waiver Letter in connection with the Share Exchange Agreement among CM Seven Star Acquisition Corporation, Kaixin Auto Group, Renren Inc. and Shareholder Value Fund, dated April 30, 2019 (incorporated by reference to Exhibit 2.2 to our quarterly report on Form 10-Q (File No. 001-38261) filed with the SEC on May 15, 2019)

4.29

Subscription Agreement between Kaixin Auto Holdings and Shareholder Value fund, dated June 10, 2020 (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)

4.30

Share Purchase Agreement, dated December 31, 2020, among the Company and shareholders of Haitaoche Limited (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on January 06, 2021)

4.31

Securities Purchase Agreement, dated December 28, 2020, between the Company and KX Venturas 4 LLC (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.32

Kaixin Auto Holding Certificate of Designation of Series A Convertible Preferred Shares, dated December 29, 2020 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.33

Registration Rights Agreement, dated December 29, 2020, between the Company and KX Venturas 4 LLC(incorporated by reference to Exhibit 99.3 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.34

Form of Warrants issued or to be issued by the Company to KX Venturas 4 LLC(incorporated by reference to Exhibit 99.4 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.35

Securities Purchase Agreement, dated March 31, 2021, between Kaixin Auto Holdings and Renren Inc. (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on April 06, 2021)

4.36

Kaixin Auto Holding Certificate of Designation of Series D Convertible Preferred Shares, dated March 31 , 2021 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on April 06, 2021)

4.37*	2020 Kaixin Auto Holdings Equity Incentive Plan
4.38*	2020 audited financial statements of Haitaoche Limited
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm
16.1*	Letter dated May 14, 2021 of KPMG Huazhen LLP, as required by Item 16F of Form 20-F
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Auto Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: May 14, 2021

KAIXIN AUTO HOLDINGS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Kaixin Auto Holdings:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaixin Auto Holdings (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes and schedule (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2018 consolidated financial statements to retrospectively give the effect of the reverse recapitalization as described in Note 1(a). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2018 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 consolidated financial statements taken as a whole.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease in 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2020.

Beijing, China

May 14, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF KAIXIN AUTO HOLDINGS

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments related to reversed recapitalization discussed in Note 1, the accompanying consolidated statements of operations, comprehensive loss, changes in equity (deficit), and cash flows of Kaixin Auto Group (operating as Kaixin Auto Holdings after the reversed recapitalization described in Note 1) and its subsidiaries (the “Company”) for the year ended December 31, 2018, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”) (the 2018 financial statements before the effects of the retrospective adjustments related to the reverse recapitalization discussed in Note 1 to the financial statements are not presented herein). In our opinion, the financial statements, before the effects of the retrospective adjustments related to the reverse recapitalization discussed in Note 1 to the financial statements, present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

KAIXIN AUTO HOLDINGS

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share and per share data)

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$3,190	$3,162
Accounts receivable	219	—
Prepaid expenses and other current assets	27,586	43,624
Inventories	20,990	—
Total current assets	51,985	46,786
Property and equipment, net	153	45
Right-of-use assets	2,252	74
Other non-current assets	—	1,562
Total non-current assets	2,405	1,681
TOTAL ASSETS	$54,390	$48,467
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$4,122	$402
Short-term debt	16,630	15,257
Accrued expenses and other current liabilities	17,302	14,683
Amounts due to related parties	4,214	2,960
Advance from customers	1,677	1,863
Income tax payable	5,319	4,042
Lease liabilities - current	1,785	39
Warrant liability	—	1,690
Total current liabilities	51,049	40,936
Long-term liabilities:
Lease liabilities - non-current	810	26
Total non-current liabilities	810	26
TOTAL LIABILITIES	$51,859	$40,962
Commitments and contingencies	—	—
Mezzanine equity
Series A Convertible Preferred shares (par value of $0.0001, 6,000 shares authorized as of December 31, 2020, nil and 3,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	$—	$—
Equity (Deficit)
Ordinary shares, 200,000,000 and 500,000,000 shares authorized at par value of $0.0001 each, 59,150,341 and 64,112,855 shares issued and outstanding as of December 31, 2019 and 2020, respectively(i)	$5	$6
Additional paid-in capital(i)	186,450	196,335
Accumulated deficit	(192,189)	(197,492)
Statutory reserves	4,004	4,004
Accumulated other comprehensive loss	(2,840)	(2,908)
Total Kaixin Auto Holdings' shareholders’ equity (deficit)	(4,570)	(55)
Noncontrolling interest	7,101	7,560
Total equity	2,531	7,505
TOTAL LIABILITIES AND EQUITY	$54,390	$48,467
(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share and per share data)

	Years ended December 31,
	2018	2019	2020
Revenues:
Automobile sales	$420,005	$332,634	$32,996
Financing income	2,317	—	—
Others	9,082	2,063	164
Total revenues	431,404	334,697	33,160
Cost of revenues:
Automobile sales	399,274	338,016	32,160
Cost of financing income	3,327	—	—
Provision for financing receivable	10,941	2,158	—
Others	429	—	—
Total cost of revenues	413,971	340,174	32,160
Gross profit (loss)	17,433	(5,477)	1,000
Operating expenses:
Selling and marketing	24,077	14,364	2,588
Research and development	4,419	3,357	757
General and administrative	23,012	36,145	6,832
Recoverable of detained and impaired assets	—	—	(2,921)
Impairment of goodwill	—	74,091	—
Total operating expenses	51,508	127,957	7,256
Loss from operations	(34,075)	(133,434)	(6,256)
Other (expenses) income	(812)	840	586
Fair value change of contingent consideration	(49,503)	65,594	—
Interest income	575	69	5
Interest expenses	(4,261)	(4,057)	(1,183)
Loss before provision of income tax and noncontrolling interest	(88,076)	(70,988)	(6,848)
Income tax (expenses) benefit	(862)	1,920	1,528
Loss from continuing operations	$(88,938)	$(69,068)	$(5,320)
Discontinued operations:
Loss from discontinued operations, net of income taxes of $nil, $nil and $nil for the years ended December 31, 2018, 2019 and 2020	(594)	—	—
Net loss	(89,532)	(69,068)	(5,320)
Net loss attributable to the noncontrolling interest	(317)	(22,952)	(17)
Net loss from continuing operations attributable to Kaixin Auto Holdings’ shareholders	(88,621)	(46,116)	(5,303)
Net loss from discontinued operations attributable to Kaixin Auto Holdings’ shareholders	(594)	—	—
Net loss attributable to Kaixin Auto Holdings’ shareholders	$(89,215)	$(46,116)	$(5,303)

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share and per share data)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted(i)	24,984,300	33,146,593	41,715,834

Net loss per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted(i):
Loss per share from continuing operations(i)	$(3.56)	$(1.39)	$(0.13)
Loss per share from discontinued operations(i)	$(0.02)	$—	$—

Net loss per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted(i):	$(3.58)	$(1.39)	$(0.13)

Net loss	$(89,532)	$(69,068)	$(5,320)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	404	(4,549)	408
Other comprehensive income (loss)	404	(4,549)	408
Comprehensive loss	(89,128)	(73,617)	(4,912)
Less: Comprehensive loss attributable to noncontrolling interest	(2,466)	(23,279)	459
Comprehensive loss attributable to Kaixin Auto Holdings' shareholders	$(86,662)	$(50,338)	$(5,371)
(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share data)

						Accumulated	Total Kaixin
						other	Auto Holdings’
			Additional			comprehensive	shareholders'		Total
	Ordinary shares		paid-in	Accumulated	Statutory	income	equity	Noncontrolling	equity
	Shares(i)	Amount(i)	capital(i)	deficit	reserves	(loss)	(deficit)	interest	(deficit)
Balance at January 1, 2018	24,984,300	$2	$18,652	$(56,858)	$4,004	$978	$(33,222)	$34,653	$1,431
Share-based compensation	—	—	9,046	—	—	—	9,046	—	9,046
Other comprehensive income	—	—	—	—	—	2,553	2,553	(2,149)	404
Noncontrolling interest arising from acquisitions	—	—	—	—	—	(2,588)	(2,588)	6,048	3,460
Disposal of subsidiaries	—	—	2,039	—	—	439	2,478	(10,621)	(8,143)
Capital contribution from noncontrolling interest shareholders	—	—	6,346	—	—	—	6,346	4,792	11,138
Contribution from Renren Inc.	—	—	2,476	—	—	—	2,476	—	2,476
Net loss	—	—	—	(89,215)	—	—	(89,215)	(317)	(89,532)
Balance at December 31, 2018	24,984,300	$2	$38,559	$(146,073)	$4,004	$1,382	$(102,126)	$32,406	$(69,720)
Other comprehensive income	—	—	—	—	—	(4,222)	(4,222)	(327)	(4,549)
Reverse recapitalization	28,719,425	3	(5,050)	—	—	—	(5,047)	—	(5,047)
Issuance of units and conversion of rights to ordinary shares	825,000	—	7,500	—	—	—	7,500	—	7,500
Beneficial conversion feature of a convertible loan	—	—	2,128	—	—	—	2,128	—	2,128
Conversion of convertible loans to units and ordinary shares	2,300,000	—	21,219	—	—	—	21,219	—	21,219
Conversion of rights to ordinary shares upon the reverse recapitalization	2,116,401	—	—	—	—	—	—	—	—
Liabilities waived by Renren Inc.	—	—	76,007	—	—	—	76,007	—	76,007
Issuance of restricted shares	205,215	—	—	—	—	—	—	—	—
Contingent liabilities assumed by Renren Inc.	—	—	42,542	—	—	—	42,542	—	42,542
Disposal of a dealership	—	—	(81)	—	—	—	(81)	(701)	(782)
Acquisition of interest in a dealership held by noncontrolling shareholders	—	—	(187)	—	—	—	(187)	(1,325)	(1,512)
Contribution from Renren Inc.	—	—	109	—	—	—	109	—	109
Stock-based compensation	—	—	3,704	—	—	—	3,704	—	3,704
Net loss	—	—	—	(46,116)	—	—	(46,116)	(22,952)	(69,068)
Balance at December 31, 2019	59,150,341	$5	$186,450	$(192,189)	$4,004	$(2,840)	$(4,570)	$7,101	$2,531
Beneficial conversion feature of preferred shares	—	—	1,310	—	—	—	1,310	—	1,310
Loan from Shareholder Value Fund (“SVF”) converted into ordinary shares	4,213,629	1	4,213	—	—	—	4,214	—	4,214
Issuance of ordinary shares to EarlyBird Capital	450,000	—	1,000	—	—	—	1,000	—	1,000
Issuance of ordinary shares to KX Venturas 4 LLC	4,000	—	—	—	—	—	—	—	—
Issuance of ordinary shares for ESOP shares	294,885	—	—	—	—	—	—	—	—
Share-based compensation	—	—	3,362	—	—	—	3,362	—	3,362
Foreign currency translation adjustment	—	—	—	—	—	(68)	(68)	476	408
Net loss	—	—	—	(5,303)	—	—	(5,303)	(17)	(5,320)
Balance at December 31, 2020	64,112,855	$6	$196,335	$(197,492)	$4,004	$(2,908)	$(55)	$7,560	$7,505
(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1(a)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, or otherwise noted)

	Years ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net loss	$(89,532)	$(69,068)	$(5,320)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	161	168	41
Reduction in the carrying amount of the right-of-use assets	—	1,494	566
Impairment of property and equipment	—	503	—
Allowances for doubtful accounts	—	214	336
Write-offs of prepaid expenses and other current assets	—	22,282	—
Impairment of goodwill	—	74,091	—
Write-down of inventory	—	17,826	—
Gain on disposal of a subsidiary	—	(710)	—
Noncash interest expenses	—	2,347	—
Share-based compensation	11,436	3,813	3,362
Allowances for financing receivable losses	11,074	2,158	—
Fair value change in contingent consideration	30,460	(65,594)	—
Loss on disposal of equipment	8	58	68
Write-offs of inventory related to Ji'nan Dealership	5,912	—	—
Recoverable of detained and impaired assets	—	—	(2,921)
Provision for inventory	200	—	—
Write-offs for advance to supplier related to Ji'nan Dealership	16,840	—	—
Changes in operating assets and liabilities:
Accounts receivable	(229)	1,043	(194)
Financing receivable	2	—	—
Prepaid expenses and other current assets	(22,967)	(12,527)	19
Inventory	30,150	18,420	2,002
Right-of-use lease assets	—	(3,776)	1,612
Accounts payable	(2,426)	(847)	(3,003)
Amounts due from/to related parties	4,937	—	819
Lease liabilities - current	—	1,807	(1,746)
Accrued expenses and other current liabilities	395	5,380	504
Advance from customers	(2,275)	(2,378)	3,600
Income tax payable	796	(2,270)	(1,277)
Lease liabilities - noncurrent	—	821	(784)
Payable to investors	(4,691)	—	—
Other non-current assets	—	—	(1,562)
Net cash used in operating activities	(9,749)	(4,745)	(3,878)
Cash flows from investing activities:
Proceeds from principal repayments of financing receivable	109,701	1,291	—
Payments to provide financing receivable	(5)	—	—
Purchases of property and equipment	(764)	(68)	—
Acquisition of business, net of cash acquired	(9,950)	—	—
Net cash provided by investing activities	98,982	1,223	—
Cash flows from financing activities:
Proceeds from convertible loans	—	21,000	—
Proceeds from issuance of units	—	7,500	—
Cash acquired in the reverse recapitalization	—	6	—
Proceeds from investors `	57,767	—	1,000
Payment to investors	(187,908)	—	—
Repayment of borrowings	(107,500)	(51,214)	(3,238)
Proceeds from borrowings	71,640	18,166	1,015
Repayment of advances from related parties	(143,447)	(116,821)	—
Proceeds from advances from related parties	159,938	115,035	2,140
Capital injection by noncontrolling shareholders	10,873	—	—
Proceeds from preferred shares	—	—	3,000
Net cash (used in) provided by financing activities	(138,637)	(6,328)	3,917
Net increase (decrease) in cash and restricted cash	(49,404)	(9,850)	39
Cash and restricted cash at beginning of year	64,447	13,768	3,190
Effect of exchange rate changes	(1,275)	(728)	(67)
Cash and restricted cash at end of year	$13,768	$3,190	$3,162
Supplemental schedule of cash flows information:
Interest paid	$7,448	$1,710	$839
Income taxes paid	1	254	8
Schedule of non-cash investing and financing activities:
Contingent consideration	14,113	—	—
Beneficial conversion feature of a convertible loan	—	2,128	—
Conversion of convertible loans to units and ordinary shares, including interest of $219	—	21,219	—
Acquisition of noncontrolling interest	—	1,512	—
Acquisition of business settled by forgiveness of financing receivable	1,428	—	—
Net liabilities acquired in the reverse recapitalization, excluding cash acquired	—	5,053	—
Net assets disposal of a dealership	—	62	—
Liabilities waived by Renren Inc.	—	76,007	—
Amount due to related party converted to ordinary shares	—	—	(4,213)
Contingent liabilities assumed by Renren Inc.	—	42,542	—
Reconciliation to amounts on consolidated balance sheets:
Cash	$7,950	$3,190	$3,162
Restricted cash	5,818	—	—
Total cash and restricted cash	$13,768	$3,190	$3,162

The accompanying notes are an integral part of these consolidated financial statements

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Auto Group (“KAG”) was founded in 2011 and was incorporated in the Cayman Islands. Renren Inc. (“Renren”) is KAG’s parent company. On November 2, 2018, CM Seven Star Acquisition Corporation (“CM Seven Star”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Renren and KAG. Pursuant to the Share Exchange Agreement, CM Seven Star acquired all of the issued and outstanding ordinary shares of KAG from Renren by newly issuing ordinary shares of CM Seven Star to Renren (“SPAC Transaction”). The SPAC Transaction was consummated on April 30, 2019. Renren retains the ultimate control on KAG after the SPAC Transaction, which was accounted for as a reverse recapitalization and fully described below. In connection with the closing of the SPAC Transaction, CM Seven Star changed its name to Kaixin Auto Holdings (“KAH”).

KAH, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Company”) is primarily engaged in the operation of used car sales business and financing services provided to used car dealerships.

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

KAG was determined to be the accounting acquirer given Renren effectively controlled the combined entity KAH after the SPAC Transaction. The transaction is not a business combination because KAH was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by KAG for the net monetary assets of KAH, accompanied by a recapitalization. KAG is determined as the predecessor and the historical financial statements of KAG became KAH’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.1562 established in the reverse recapitalization transaction, which is 24,984,300 divided by 160,000,000, to reflect the equity structure of KAH. Loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 15. The adjustments are also applied to financial statement schedule I – condensed financial information of parent company where relevant.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(a) Reverse recapitalization (cont.)

The par value of ordinary shares was adjusted retrospectively from $16 to $2, the subscription receivable was adjusted retrospectively from negative $16 to $nil, and the difference of $2 was adjusted retrospectively as addition paid-in capital as of December 31, 2018. The consolidated statements of changes in equity (deficit) for the year ended December 31 2018 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share – basic and diluted was adjusted retrospectively from 160,000,000 to 24,984,300 for the year ended December 31, 2018. The loss per share before and after the retrospective adjustments are as follows.

	Year ended December 31
	2018
	Before	After
	adjustment	adjustment
Net loss per share attributable to KAH's shareholders – basic and diluted:
Loss per share from continuing operations	(0.56)	(3.56)
Loss per share from discontinued operations	(0.00)	(0.02)
Net loss per share attributable to Kaixin Auto Holdings’ shareholders – basic and diluted	(0.56)	(3.58)

Upon the consummation of the SPAC Transaction, the assets and liabilities of KAH were recognized at carrying amount. After the redemption of ordinary shares of CM Seven Star before the closing of the SPAC Transaction, the net liabilities assumed by KAG were in the amount of $5,047, which were recorded as a reduction in additional paid-in capital. Assets and liabilities of KAH upon the consummation of the SPAC Transaction are as follows:

Cash	$6
Prepaid expenses and other current assets	123
Amounts due to Renren Inc.	(1,050)
Amounts due to SVF	(2,614)
Other liabilities	(1,512)
Net liabilities assumed by KAG as of April 30, 2019	$(5,047)

In addition, 19.5 million earnout shares (“Earnout Shares”) were issued and held in escrow at the closing of the SPAC Transaction. Renren isentitled to receive Earnout Shares as follows: (1) if KAH’s revenue for the year ended December 31, 2019 is greater than or equal to RMB5 billion, Renren is entitled to receive 1,950,000 ordinary shares of KAH; (2) if KAH’s adjusted EBITDA (net income or loss adjusted for i) the fair value change in contingent consideration, ii) share-based compensation expense, iii) interest expenses, iv) income tax expenses or benefit and v) depreciation) for the year ended December 31, 2019 is greater than or equal to RMB150,000, Renren is entitled to receive 3,900,000 ordinary shares of KAH, increasing proportionally to 7,800,000 ordinary shares if KAH’s adjusted EBITDA is greater than or equal to RMB200,000; and (3) if KAH’s adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340,000, Renren is entitled to receive 4,875,000 ordinary shares of KAH, increasing proportionally to 9,750,000 ordinary shares if KAH’s adjusted EBITDA is greater than or equal to RMB480,000.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(a) Reverse recapitalization (cont.)

Notwithstanding the revenue and adjusted EBITDA achieved by KAH for any period, Renren will receive 9,750,000 Earnout Shares if the stock price of KAH is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during a fifteen-month period following the closing, and will receive all the 19.5 million Earnout Shares if the stock price of KAH is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a thirty-month period following the closing.

Renren holds the rights of the 19.5 million Earnout Shares in escrow. Any unearned Earnout Shares will be surrendered to KAH. KAH will cancel all the surrendered Earnout Shares and accrued dividends if any.

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

On November 13, 2020, the board of directors of KAH has proposed and approved to waive the satisfaction of the earnout shares release condition, and approved to release the Earnout Shares to Renren considering Renren waived all the outstanding loans and receivables upon the SPAC Transaction.

(b)Allocation of Expenses

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

The total cost of revenues, selling and marketing expenses, research and development expenses and general and administrative expenses allocated from Renren amounted to $23, $54, $204 and $5,394, respectively for the year ended December 31, 2018, and $109 of general and administrative expenses for the year ended December 31, 2019, and no expenses the year ended December 31, 2020. Income tax provision reflected in the Company’s consolidated statement of operations is calculated based on a separate return basis as if the Company had filed a separate tax return.

The allocated expenses above include share compensation cost under Renren’s share awards granted to Renren’s employees amounted to $2,390, $109 and $nil for the years ended December 31, 2018, 2019 and 2020, respectively, which have been reflected as capital contributions as of the date such expenses were originally allocated.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(c)Disruption in operations of Dealerships

In August 2018, Shandong Jieying Huaqi Auto Service Co. (“Ji’nan Dealership”, a subsidiary of the Company’s VIE’s) received a notice from the local police regarding an investigation of the dealership’s premises. Certain assets of Ji’nan Dealership were not accessible pursuant to the investigation. In connection with these events, the Company determined that it was probable that it cannot enforce the realization of inventory value and that suppliers to the Ji’nan Dealership were unable to fulfill the contract obligation by either delivering vehicles or returning money to the Company due to the ongoing investigation. As a result, the Company wrote off all inventory and advances to suppliers of the Ji’nan Dealership, which totaled US$ 5.7 million and US$16.1 million respectively in the third quarter of 2018. In addition, in November 2018, the Company agreed to transfer its equity interest in the Ji’nan Dealership and the related assets to an affiliate of Renren. In exchange, Renren has agreed to waive RMB133.8 million (approximately US$19.5 million) of related amounts due to Renren. The difference between the net book value of the assets transferred to Renren and the waived amount due to Renren was recorded by the Company as a capital contribution from Renren. Refer to Note 4 for further details.

Starting from 2019, due to disagreements with certain noncontrolling shareholders on operational matters, some noncontrolling shareholders detained the Company’s inventories in certain dealerships. Significant uncertainty also arose on the realizability and collectability of the prepayments to purchase used cars for these dealerships and amounts due from these noncontrolling shareholders. Considering the above facts and circumstances, the Company assessed the realizability of its inventory and assets related to all of its dealerships, and wrote down US$17,826 of inventory and wrote off US$22,282 of prepaid expenses and other current assets, which includes prepayments and amounts due from noncontrolling shareholders for the year ended December 31, 2019.

The Company has been negotiating with these noncontrolling shareholders who has such operational disagreements, and in the early of 2021, the Company reached settlement agreements with some of these noncontrolling shareholders where each of the respective noncontrolling shareholders agreed to repay a settlement amount to the Company. The total assets of each dealership or after-sales center primary consist of inventories, prepayment or other current assets due from noncontrolling shareholders. The Company recognized the settlement amount as the new basis of net assets as of December 31, 2020, since each of the settlement amounts was the net realizable amount or recoverable amount of total assets in the respective dealership or after-sales center.

If the settlement amount was greater than the book value of the net assets of each dealership or after-sales center as of December 31, 2020, the Company recorded the excess first to reduce the book value of liabilities due to noncontrolling shareholders as of December 31, 2020, and if there was still excess amounts after such reduction, the Company recognized the amount as a reduction of general and administrative expenses to recover the assets previously impaired in 2019.  The gain would not be more than the impairement amount recognized for the dealership in prior year. If the settlement amount was less than the book value of the net assets in the respective dealership or after-sales center, the Company recognized an impairment loss. The Company has classified the settlement amount in prepaid expenses and other current assetsand for those amounts due in the settlement greater than 12 months from December 31, 2020, the Company has classified them in other non-current assets.

As a result of the above negotiation efforts, the net impact on the recoverable amounts of the previously detained and impaired assets was $2,921, which have been recorded as a reduction of general and administrative expense for the year ended December 31, 2020.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(c)Disruption in operations of Dealerships (cont.)

Different from the above noncontrolling shareholders who have entered into settlement agreements with the Company, there are certain noncontrolling shareholders that the Company has not reached settlement agreements yet, but have still maintained a good business partnership with the Company.  These noncontrolling shareholders has signed and issued ownership statements certifiying the Company is the owner of certain inventories which also state a guaranteed amount of the inventories that the noncontrolling shareholders agreed to acknowledge for the purpose of a settlement. The Company believes the guaranteed amount is the minimum net recoverable amount of the various assets detained by these noncontrolling shareholders.  These amounts have been classified as prepaid expenses and other current assets as of December 31, 2020.

There are also 7 noncontrolling shareholders who have neither entered into settlement agreements, nor have issued ownership statements or equivalents to the Company. For such cases, the Company has full impaired the inventory and prepayments and other current assets due from these noncontrolling shareholders totaling $7,479 as of December 31, 2020.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d)VIE arrangements

As of December 31, 2020, Kaixin Auto Holdings’ major subsidiaries, VIEs and VIEs’ major subsidiaries are as follows:

Percentage of
	Later of date		legal ownership
	of incorporation	Place of	by Kaixin Auto
Name of Subsidiaries	or acquisition	incorporation	Holdings	Principal activities
Major subsidiaries:
Kaixin Auto Group	January 25, 2018	Cayman Islands	100%	Investment holding
Renren Finance, Inc.	December 15, 2014	Cayman Islands	100%	Internet business
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Shanghai Renren Financial Leasing Co., Ltd. (“Shanghai Financial”)	May 25, 2015	PRC	100%	Financing business
Shanghai Renren Automotive Technology Group Co., Ltd. (“Shanghai Auto”)	August 18, 2017	PRC	100%	Investment holding
Shanghai Lingding Automobile Technology Co., Ltd.	March 3, 2018	PRC	100%	Used car trading business
Variable Interest Entities:
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd. (“Shanghai Changda”)	October 25, 2010	PRC	N/A	Internet business
Shanghai Jieying Automobile Sales Co., Ltd. (“Shanghai Jieying”)	February 27, 2017	PRC	N/A	Used car trading business
Major subsidiaries of Variable Interest Entities:
Beijing Kirin Wings Technology Development Co., Ltd.	January 16, 2013	PRC	N/A	Financing business
Shanghai Wangjing Investment Management Co., Ltd	April 20, 2015	PRC	N/A	Financing business
Jieying Baolufeng Automobile Sales (Shenyang) Co., Ltd.	June 14, 2017	PRC	N/A	Used car trading business
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	July 3, 2017	PRC	N/A	Used car trading business
Dalian Yiche Jieying Automobile Sales Co., Ltd.	June 27, 2017	PRC	N/A	Used car trading business
Neimenggu Jieying Kaihang Automobile Sales Co., Ltd.	July 14, 2017	PRC	N/A	Used car trading business
Hangzhou Jieying Yifeng Automobile Sales Co., Ltd.	August 1, 2017	PRC	N/A	Used car trading business
Jilin Jieying Taocheguan Automobile Sales Co., Ltd.	October 31, 2017	PRC	N/A	Used car trading business
Cangzhou Jieying Bole Automobile Sales Co., Ltd.	August 10, 2017	PRC	N/A	Used car trading business
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	November 20, 2017	PRC	N/A	Used car trading business
Shanxi Jieying Weilan Automobile Sales and Service Co., Ltd.	March 13, 2018	PRC	N/A	Used car trading business

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d)The VIE arrangements (cont.)

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d) The VIE arrangements (cont.)

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d) The VIE arrangements (cont.)

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d) The VIE arrangements (cont.)

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d) The VIE arrangements (cont.)

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d) The VIE arrangements (cont.)

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOE, VIEs and VIEs’ subsidiaries. As of December 31, 2019 and 2020, the balance of the amount payable by the VIEs and their subsidiaries to the WFOE related to the service fees were $ nil.

	As of December 31,
	2019	2020
Cash	$1,080	$108
Accounts receivable	203	—
Prepaid expenses and other current assets	27,083	43,536
Inventory	20,598	—
Total current assets	48,964	43,644
Property and equipment, net	146	41
Right-of-use assets	1,691	73
Total non-current assets	1,837	114
Total assets	$50,801	$43,758
Accounts payable	$4,035	$306
Short-term debt (including short-term debt of the consolidated VIEs with recourse to Kaixin Auto Holdings of $7,900 and $nil as of December 31, 2019 and 2020, respectively)	14,630	13,116
Accrued expenses and other current liabilities	13,770	12,394
Amounts due to related parties	—	2,725
Advance from customers	1,622	—
Income tax payable	4,469	3,391
Deferred revenue	—	1,862
Lease liabilities - current	1,224	39
Total current liabilities	39,750	33,833
Lease liabilities - non-current	810	26
Total non-current liabilities	810	26
Total liabilities	$40,560	$33,859

	Years ended December 31,
	2018	2019	2020
Revenues	$428,492	$332,629	$32,823
Net loss	$(38,561)	$(2,151)	$(653)
Loss from discontinued operations	$(594)	$—	$—

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(d) The VIE arrangements (cont.)

	Years ended December 31,
	2018	2019	2020
Net cash used in operating activities	$(8,433)	$(3,948)	$(395)
Net cash used in investing activities	$(9,980)	$(68)	$—
Net cash provided by (used in) financing activities	$22,193	$(1,205)	$(634)

The VIEs contributed an aggregate of 99.3%, 99.4% and 99.0% of the consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 93.4% and 90.3%, respectively, of the consolidated total assets, and 78.2% and 82.7%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash as of December 31, 2019 and 2020

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. The creditors of the VIEs who provided short-term loans of $nil to VIE have recourse to the general credit of WFOE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

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

(b)	Liquidity

The Company has experienced recurring losses from operations. For the year ended December 31, 2018, 2019 and 2020, the Company generated negative cash flows from operating activities of $9,749, $4,745, and $3,878.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b) Liquidity (cont.)

The Company had working capital of $5,850 as of December 31, 2020, and Renren Inc., the shareholder of the Company, purchased $6,000 convertible preferred shares of the Company on March 31, 2021. Furthermore, KX Venturas 4 LLC invested $3,000 in newly designated convertible preferred shares of the Company on December 29, 2020, another investment of $3,000 is expected to close in June 2021(see note 13). The Company has also acquired the financial support letter from Renren Inc., who have expressed the willingness and intention to provide the necessary financial support to the Company, so as to enable the Company to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of these financial statements.

(c)Principles of consolidation

The consolidated financial statements of the Company include the financial statements of KAH, its subsidiaries, its VIEs and VIEs’ subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, the net realizable value of inventory, warrant liabilities, the valuation of prepaid expenses and other current assets, deferred tax valuation allowance, income taxes, value-added taxes, impairment of goodwill, allocation of expenses, share-based compensation expense, the beneficial conversion feature of preferred shares, the purchase price allocation associated with business combinations and the fair value of contingent consideration related to business acquisitions.

(f)	Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

(g)	Fair value

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

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Inventory

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

Vehicle are considered slow moving if they have not been sold within a 90 days period since procurement. In estimating the level of inventory write-downs for slow moving vehicles, the Company considers historical data and forecasted customer demand, such as sales price and inventory turnover of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventory at net realizable value. In addition, the Company writes down inventories to zero if they are lost or detained by noncontrolling shareholders.

(i)Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer equipment and application software	2 – 3 years
Furniture and vehicles	5 years

(j)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j) Goodwill (cont.)

In January 2017, the FASB issued ASU 2017-04, simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss.  On January 1, 2019, the Company elected to early adopt ASU 2017-04, and prospectively applied the guidance to the annual impairment test.

The Company assesses goodwill for impairment on annual basis in accordance with ASC 350-20, Intangibles – Goodwill and Other: Goodwill, which permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

For the year ended December 31, 2019, in performing a qualitative goodwill impairment analysis, the Company concluded that it was more likely than not that the fair value of a reporting unit is less than its carrying amount and performed the quantitative test. The Company recorded a fullimpairment of the goodwill amounting to USD74,091 for the year ended December 31, 2019. There is no goodwill balance as of December 31, 2020.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Revenue recognition

The Company recognizes revenue when control of the good or service has been transferred to the customer generally upon delivery to a customer. The contracts have a fixed contract price and revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company’s revenues are presented net of value-added tax collected on behalf of governments. The Company records sales commissions as selling and marketing expenses when incurred because the amortization period would have been less than one year. These costs are recorded within selling expenses. The Company does not have any significant financing payment terms as payment is received at or shortly after the point of sale.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Revenue recognition (cont.)

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

	Years ended December 31,
	2018	2019	2020
Automobile sales	$420,005	$332,634	$32,996
Used car financing income	2,317	—	—
Others	9,082	2,063	164
Total	$431,404	$334,697	$33,160

Automobile sales

The Company purchases automobiles from unrelated individuals, third party dealerships or manufacturers and suppliers and sells them directly to its customers through its local dealerships. The prices of used vehicles are set forth in the customer contracts, which are agreed prior to delivery. The Company satisfies its performance obligation for used vehicle sales upon delivery whereby customers pick up the vehicles from the dealerships.  The Company recognizes revenue at the agreed-upon purchase price stated in the contract. When cash is received from customers prior to delivery of the vehicle, the Company records such cash as advance from customers (a contract liability) in its consolidated balance sheet.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Revenue recognition (cont.)

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

Value added taxes

Value-added tax (“VAT”) is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

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

(l)	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss carryforwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are presented as non-current in the consolidated balance sheets.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest   and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Research and development expenses

Research and development expenses are primarily incurred for the development of new services, features and products for the Company’s financing business, used automotive business as well as the further improvement of the Company’s technology infrastructure to support these businesses. The Company has expensed all research and development costs when incurred.

(n)	Financial instruments

Financial instruments include cash, restricted cash, accounts receivable, amounts due to related parties, accounts payable, short-term debt and lease liabilities. Refer to Note 15 for further details.

(o)	Foreign currency translation adjustments

The functional and reporting currency of the Company and its subsidiaries in Hong Kong is the United States dollar (“US dollar”). The functional currency for the Company’s subsidiaries and VIEs located in the PRC is the Renminbi (“RMB”).

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

(p)	Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss.

(q)	Share-based Compensation

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q) Share-based Compensation (cont.)

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

(r)	Leases

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r) Leases (cont.)

The Company used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments. The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	As of December 31,	Effect of	As of January 1,
	2018	Adoption	2019
Right-of-use assets	$—	$5,141	$5,141
Lease liabilities - current	—	(1,760)	(1,760)
Lease liabilities - non-current	—	(1,975)	(1,975)
Prepaid expenses and other current assets	38,714	(1,422)	37,292
Accrued expenses and other current liabilities	(10,644)	16	(10,628)

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Company’s incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

(s)	Contingencies

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)Loss per share

The Company computes loss per ordinary shares in accordance with ASC 260, Earnings Per Share (“ASC 260”). Under the provisions of ASC 260, basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period except that it does not include unvested ordinary shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, warrants, and unvested restricted shares. The dilutive effect of outstanding stock options, warrants, and restricted shares is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively.  Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period.

The Company uses loss from continuing operations as the control number in determining whether potential ordinary shares are dilutive or antidilutive. That is, the same number of potential ordinary shares used in computing the diluted per-share amount for income from continuing operations shall be used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts.

(u)Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company's chief operating decision maker (“CODM”). The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the years ended December 31, 2018, 2019 and 2020, the Company’s CODM reviewed the financial information of the used car sales business and used car financing business carried out by the Company on a consolidated basis. Therefore, the Company has one operating and reportable segment. The Company operates solely in the PRC and all of the Company's long- lived assets are located in the PRC.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)Recent accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity's own equity. ASU 2020-06 simplifies an issuer's accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company's fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company's consolidated results of operations or financial position.

3. SIGNIFICANT RISKS AND UNCERTAINTIES

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash of the Company included aggregate amounts of $2,410 and $132 as of December 31, 2019 and 2020, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and restricted cash with financial institutions with high-credit ratings and quality.

There were no customers that accounted for 10% or more of total revenues for the years ended December 31, 2018, 2019 and 2020.

No customers accounted for 10% or more of the balance of accounts receivable as of December 31, 2019 and 2020.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The disposal of Ji’nan Dealership represented a strategic shift and had a major effect on the Company’s results of operations. Accordingly, assets, liabilities, revenue and expenses to those businesses have been reclassified in the accompanying consolidated financial statements as discontinued operations for the year ended December 31, 2018.

All of the the Ji’nan Dealership assets and liabilities had been disposed of as of December 31, 2018 and there were no transactions that were recorded in the statements of operations for the years ended December 31, 2019 and 2020.

The operating results from discontinued operations included in the Company’s consolidated statement of operations were as follows for the year ended December 31, 2018.

Year ended December 31,
2018
Major classes of line items constituting pretax profit of discontinued operations:
Revenues	$47,672
Cost of revenues	50,531
Selling, research and development, and general and administrative expenses	16,777
Fair value change of contingent consideration	19,042
Loss from the operations of the discontinued operations, before income tax	(594)
Loss from the operations of the discontinued operations, net of tax	$(594)

The condensed cash flow related to the discontinued operations were as follows for the year ended December 31, 2018:

Year ended December 31,
2018
Net cash provided by operating activities	$516
Net cash used in investing activities	$(1)
Net cash provided by financing activities	$—

All notes to the accompanying consolidated financial statements, except for the cash flow statement, have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Subsequent to the date of each acquisition, the Company measured the estimated fair values of the contingent consideration at each reporting date. For the year ended December 31, 2018, the Company recorded $49,503 in fair value change of contingent consideration, which was recorded as other expenses in the Company’s consolidated statements of operations as a result of the re -measurement of the estimated fair value of the contingent consideration at the reporting date.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The payment of the contingent consideration is contingent upon the successful offering of KAG as well as the meeting performance targets of the acquired after-sales service centers. The amount of consideration is measured based on the operating performance of the acquired after-sales service centers both prior to and subsequent to the future offering transaction of KAG, and the number of shares expected to be issued will be calculated based on the offering price. Such contingent consideration will require KAG to issue the shares at different times. The issuance will be made in four installments, 12- month apart, upon the successful offering of KAG and is calculated based on a percentage of each 12-months cumulative operating results of the acquired after-sales service centers after the acquisition date under different multiples. The contingent issuance of shares is not dependent on whether the previous after-sales service centers owner remains employed with KAG.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Pro forma information of acquisitions in 2018

Supplementary pro-forma revenues and net earnings for the combined entity, as if business combination had been acquired as of January 1, 2018 were not included as it is impracticable since the used car dealerships and after-sales service centers historically did not have sound accounting systems to maintain reliable accounting records prior to the acquisitions and creating reliable accounting records would require an unreasonably significant amount of effort and resources. Post-acquisition, the newly established entities began to create and maintain accounting records.

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

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2019	2020
Advances for purchasing cars	(i)	$25,017	$41,700
Others		2,569	1,924
Total		$27,586	$43,624
(i)	The balance represents cash advances paid to noncontrolling shareholders for purchasing cars.

7. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2019	2020
Computer equipment and application software	$293	$336
Furniture and vehicles	309	223
Leasehold improvements	321	321
Total	923	880
Less: Provision for impairment	(503)	(503)
Less: Accumulated depreciation	(267)	(332)
Property and equipment, net	$153	$45

Depreciation expense from continuing operations was $161, $168 and $41 for the years ended December 31, 2018, 2019 and 2020, respectively.

Impairment loss was $nil, $503, and $nil for the years ended December 31, 2018, 2019 and 2020, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

For the year ended December 31, 2019, the Company elected to perform a qualitative assessment, considering the suspension of operation in dealerships due to disagreements with certain non-controlling shareholders on operational matters, declining revenues, significant write-down of the Company’s inventory, write-off of the prepaid expenses and other current assets, and continuous decrease in the Company’s share price, the Company assessed it is not more likely than not that the fair value of the reporting unit is greater than its carrying amount. The Company performed a quantitative impairment assessment using the discounted cash flow method. The Company performed the quantitative analysis using the discounted cash flow method when determining the fair value of the reporting unit. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts. The Company recognized a full impairment of goodwill for the year ended December 31, 2019. There was no goodwill as of December 31, 2020. The net balances of the goodwill was $nil as of December 31, 2019 and 2020.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

9. SHORT-TERM DEBT

		As of December 31,
	Note	2019	2020
Bank of Beijing	(i)	$718	$307
East West Bank	(ii)	9,182	8,130
Others	(iii)	6,730	6,820
Total		$16,630	$15,257
(i)	In April 2019, the Company entered into a loan agreement with Bank of Beijing for $718 in aggregate. The loan bears annual interest rates of 5.665%. The Company has repaid $411 before the end of 2020 and the remaining balance of the loan was fully paid on April 25, 2021.
(ii)	The annum interest rate of borrowings from East West Bank was range from 2.800% to 6.000%. As of December 31, 2020, the Company has two outstanding loans of amount $6,130 and $2,000, which maturity date is June 30, 2021 and August 31, 2021, respectively. The loan with amount of $6,130 was guaranteed by a wholly-owned subsidiary of Renren Inc, Qianxiang Shiji Technology Development (Beijing) Co., Ltd.

The loan with amount of $2,000 was under an irrevocable standby letter of credit issued by East West Bank to Renren in April 2019 with Renren’s restricted cash pledged as security.

(iii)	These loans were borrowed from individuals or other financing institution other than banks, the annum interest rate was range from 10.800% to 14.000%. As of December 31, 2020, the Company has defaulted and delayed the repayment of three loans with amount of $383, $3,065, $3,372, which has been fully repaid in January 2021.

The interest expense was $4,261, $4,057, and $1,183 for the years ended December 31, 2018, 2019 and 2020, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
Other taxes payable	$4,604	$4,423
Other payables of used car trading business	5,357	3,308
Accrued professional fee	3,043	2,804
Others	4,298	4,148
Total	$17,302	$14,683

11. INCOME TAXES

The Company, Kaixin Auto Group and Renren Finance Inc. are both incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the companies are not subject to income or capital gains taxes.

Jet Sound Hong Kong Company Limited was incorporated in Hong Kong and is subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profit tax rate regime applies. The profits tax rate for the first HKD2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD2 million. No provision for Hong Kong profits tax has been made as Jet Sound Hong Kong Company Limited has no assessable profits in Hong Kong in the fiscal years ended December 31, 2018, 2019 and 2020.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

11. INCOME TAXES (cont.)

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

The Company’s subsidiaries and VIEs located in the PRC had aggregate accumulated deficits as of December 31, 2020. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2020.

The current and deferred component of income tax expenses (benefit) which were attributable to the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries are as follows:

	Years ended December 31,
	2018	2019	2020
Current income tax expense (benefit)	$862	$(1,920)	$(1,528)
Deferred income tax expense	—	—	—
Total income tax expense (benefit)	$862	$(1,920)	$(1,528)

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

11. INCOME TAXES (cont.)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
Deferred tax assets
Provision for doubtful accounts	$2,165	$2,249
Inventory	4,510	4,510
Prepaid expenses and other current assets	5,629	4,865
Property and equipment, net	124	124
Accrued payroll and welfare	107	119
Accrued liabilities	345	357
Advertising fee	5	6
Employee education fee	13	13
Net operating loss carry forwards	10,738	12,811
Total Deferred tax assets	$23,636	$25,054
Less: valuation allowance	(23,636)	(25,054)
Deferred income tax assets, net	$—	$—
Deferred income liabilities	$—	$—
Net Deferred income tax assets	$—	$—

The Company operates through multiple subsidiaries and VIEs and VIEs’ subsidiaries. The valuation allowance is considered on each individual entity basis. The subsidiaries and VIEs and VIEs’ subsidiaries registered in the PRC have total deferred tax assets related to net operating loss carry forwards at $10,738 and $12,811 as of December 31, 2019 and 2020, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2019 and 2020, full valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be utilized as it does not expect to generate sufficient taxable income in the near future. As of December 31, 2020, the Company had net operating losses from several of its PRC entities of $54,120,which can be carried forward to offset future taxable profit. The net operating loss of $986, $25,093, $10,078, $12,660 and $5,303 will expire by 2021, 2022, 2023, 2024 and 2025, respectively, if not utilized.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

11. INCOME TAXES (cont.)

Reconciliation between the income taxes expense computed by applying the PRC tax rate to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2018	2019	2020
Loss before provision of income tax	$(88,076)	$(70,988)	$(6,848)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(22,019)	(17,747)	(1,712)
Accrual (reversal) of taxable deemed interest income from inter-company interest-free loans	2,108	(2,259)	(1,593)
Impairment of goodwill	—	18,523	—
Fair value change on contingent consideration	—	(16,399)	—
Non-taxable income	—	(234)	—
Non-deductible loss and other expenses not deductible for tax purposes	15,644	298	109
Effect of income tax rate differences in jurisdictions other than the PRC	3,234	2,313	1,128
Effect of tax holiday	(53)	305	147
Tax effect of tax rate change	—	—	(1,025)
Changes in valuation allowance	1,948	13,280	1,418
Income tax expenses	$862	$(1,920)	$(1,528)

The rollforward of valuation allowances of deferred tax assets for the year ended December 31, 2020 were as follows:

Year Ended December 31, 2020
Balance as of beginning of year	$23,636
Additions of valuation allowance	546
Utilization of deferred tax assets	(153)
Change in tax rate	1,025
Balance as of the end of the year	$25,054

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on the Company’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2016 to present of the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2020 at the tax authority’s discretion.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

12. CONVERTIBLE LOANS

On January 28, 2019, KAG, KAH and Kunlun Tech Limited (“Kunlun”), entered into a convertible loan agreement to invest $23 million to KAH,which is subject to an annual interest rate stipulated by the Peoples Bank of China for the corresponding period, which is at 4.35% as of January 28, 2019. The first principal amount of $20 million was advanced to KAH on January 28, 2019, and the remaining $3 million was advanced to KAH on January 31, 2020. If there was a closing of the SPAC Transaction before May 31, 2019, the interest would be waived and the $20 million loan would be automatically converted into KAH’s units (“Unit”) at the closing date at a price of $10.00 per Unit. Each Unit represents one ordinary share of KAH, one half of a redeemable warrant of KAH with a striking price of $11.50 (“Warrant”), and a right to 1/10 of an ordinary share of KAH (“Right”). The $20 million would become due if the SPAC Transaction could not be closed by May 31, 2019.

The Company assessed the contingent conversion feature and determined that this feature did not meet the definition of a derivative instrument because the settlement terms involved the gross delivery of the underlying securities, which were not readily convertible to cash. The Company then assessed whether the beneficial conversion feature guidance was applicable and concluded the convertible loan contains a contingent beneficial conversion feature. Upon the closing of the SPAC transaction, the contingency was resolved and the convertible loan, which consists of $20,000 principal and $219 accrued interest, was automatically converted into 2,000,000 Units. Accordingly, a contingent beneficial conversion feature of $2,128 was recognized as additional interest expense, which represents the difference between the conversion price and the fair value of the KAH’s ordinary share, one half of a warrant and a right on the commitment date. Furthermore, pursuant to the terms of the convertible loan agreement with Kunlun, the $3,000 principal amount funded on January 30, 2020 was automatically converted into 300,000 Units.

On April 25, 2019, KAG, KAH and 58.com Holdings Inc. (58.com) entered into a convertible loan, pursuant to which 58.com agreed to advance $1 million to KAG, which is subject to an annual interest rate stipulated by the Peoples Bank of China for the corresponding period, which is at 4.35% as of April 25, 2019. If there was a closing of the SPAC Transaction before May 31, 2019, the interest would be waived and the $1 million loan would be automatically converted into KAH’s ordinary shares at a price of $ 10.00 per share. Upon the closing of the SPAC transaction, 58.com remitted the $1 million to KAG, was automatically converted into 100,000 ordinary shares of KAH. The conversion feature is not bifurcated due to its indexed to KAH’s own stock and there was no beneficial conversion feature.

13. PREFERRED SHARES AND WARRANT LIABILITIES

On December 28, 2020, KAH entered into a definitive securities purchase agreement (the “Purchase Agreement”) with U.S. based KX Venturas 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the Purchase Agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (“preferred shares”) of the Company. The first $3,000 of the investment closed on December 29, 2020 (the “First Closing”), and the remaining investment is expected to close in mid-2021 (the “Second Closing”). The preferred shares are convertible into 1,000,000 ordinary shares of the Company’s at a conversion price of $3.00, subject to customary adjustments.  Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for the Company’s ordinary shares at an exercise price of $3.00 per share. The Preferred Shares and Warrants are bundled transactions, which were considered as equity-linked instruments. The Group has determined that there was no beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The Company has issued 3,000 convertible preferred shares as of December 31, 2020, and the fair value allocated to preferred shares was $1,311.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

In connection with the issuance of the convertible preferred shares on December 29, 2020, 1,500,000 Series A Warrants, 1,333,333, Series B Warrants and 2,000,000 Series C Warrants were issued to the Investor, with each warrant provided the holder the right to subscribe for the Group’s ordinary shares at an exercise price of $3.00 per share. Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised.  Series A, B and C warrants expire on December 29, 2027, August 29, 2022 and June 29, 2028, respectively.

The warrants are classified as a liability and the fair value allocated to warrants was $1,690 as of December 31, 2020. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2020.

The fair value of the warrants as of December 31, 2020 were calculated using the Black-Scholes pricing model with the following assumptions:

	As of December 31, 2020
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	0.66%	0.12%	0.71%
Estimated volatility rate	46.07%	51.29%	45.63%
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$3.00	$3.00	$3.00
Fair value of warrant	$1.39	$0.76	$1.43

14. STOCKHOLDERS’ EQUITY

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

14. STOCKHOLDERS’ EQUITY (cont.)

In connection with the SPAC Transaction, KAH issued 3,300,000 Indemnity shares and 19,500,000 Earnout Shares to Renren, which are held in escrow, see Note 1(a) for details.

At the closing of the SPAC Transaction, (1) KAH issued 750,000 units to E&A Callet Investment Limited (“E&A Callet”) for US$ 7,500, which consists of 750,000 ordinary shares, 375,000 Warrants, and a right to 1/10 of an ordinary share of KAH (“Rights”) that converted into 75,000 ordinary shares at the same time; (2) the convertible loan issued to Kunlun was automatically converted into 2,000,000 Units, which consists of 2,000,000 ordinary shares, 1,000,000 Warrants, and Rights that converted into 200,000 ordinary shares at the same time ; (3) the convertible loan issued to 58.com was automatically converted into 100,000 ordinary shares ; (4) the outstanding Rights prior to the SPAC transaction were converted into 2,116,401 ordinary shares at the same time.

Warrants

As of December 31, 2020, there were 11,957,008 Warrants outstanding, which consist of 10,582,008 Warrants outstanding before the SPAC Transaction, 1,000,000 Warrants issued with units upon the conversion of convertible loan of Kunlun, and 375,000 Warrants issued with units for share subscription of E&A Callet.

Each whole Warrant that was issued with units in the initial public offering (“IPO”) of KAH in 2017 and issued with units to Kunlun upon the conversion of its convertible loan (“Public Warrant”) is exercisable for one ordinary share at a price of $11.50 per full share. Public Warrants may only be exercised for whole numbers of shares. The Public Warrants became exercisable on the date of the SPAC Transaction. If a registration statement covering the ordinary shares issuable upon exercise of the Public Warrants is not effective within 90 days following the SPAC Transaction, holders of Public Warrants may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. The warrants have a term of five years of the completion of the completion of the SPAC Transaction.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

14. STOCKHOLDERS’ EQUITY (cont.)

The Company may redeem the outstanding Public Warrants, in whole and not in part, at a price of $0.01 per warrant:

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

The Warrants were recognized as an equity instrument, which is classified within equity (deficit) as additional paid-in capital.

Warrants outstanding as of December 31, 2019 and 2020 classifed as equity are as follows:

	December 31,
	2019	2020

Warrants issued with units in the IPO	10,582,008	10,582,008
Warrants issued to E&A Callet	375,000	375,000
Warrants issued with units to Kunlun	1,000,000	1,000,000
Total	11,957,008	11,957,008

Options

There was a call option purchased by the IPO underwriter of KAH in 2017, which is exercisable at $10.00 per Unit to purchase up to 900,000 Units (or an aggregate exercise price of $9,000,000) commencing on the consummation of the SPAC Transaction. The option may be exercised for cash or on a cashless basis, at the holder's option, and expires five years from the effective date of the registration statement related to the initial public offering of KAH (i.e., expires by October 2022).

15. FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

The Company measures its financial assets and liabilities, including contingent consideration and warrant liability at fair value on a recurring basis as of December 31, 2019 and 2020. The Company measured its accounts receivable, accounts payable, short-term debt, amounts due to related parties at amortized cost. Cash is classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying value of the short-term debt obligations approximate fair value, considering the borrowing rates are at the same level of the current market yield for the comparable debts. The carrying value of accounts receivable, accounts payable, and amounts due to related parties approximate fair value due to the relatively short maturity.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

15. FAIR VALUE MEASUREMENTS (cont.)

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2019				As of December 31, 2020
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted				Quoted
	price in				price in
	active				active
	markets				markets
	for	Significant	Significant		for	Significant	Significant
	identical	other	unobservable		identical	other	unobservable
	assets	observable	inputs		assets	observable	inputs
	Level 1	inputs	Level 3	Total	Level 1	inputs	Level 3	Total
Warrant liability	—	—	—	—	—	—	(1,690)	(1,690)

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2018, 2019 and 2020.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

15. FAIR VALUE MEASUREMENTS (cont.)

On April 30, 2019, upon the closing of the SPAC Transaction, the contingency of a successful reverse recapitalization transaction was resolved. The Company determined the fair value of the contingent consideration on April 30, 2019 and recorded the changes in fair value from January 1, 2019 to April 30, 2019 in earnings, then the contingent consideration was assumed by Renren. As KAH’s share price becomes a significant input in the valuation, the Company adopted Monte Carlo simulation method. A Monte Carlo simulation uses random scenarios, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. This approach for valuing a contingent consideration with a market condition is appropriate because each individual stock price path that is generated can be monitored to identify paths where the market condition is met. The simulation process is repeated numerous times to generate numerous different stock price paths. The major assumptions used in the Monte Carlo simulation are as follows:

As of April 30, 2019

Volatility	40%
Risk-free rate	3.2%
Expected dividend rate	—%
Simulation steps	10,000

The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2019:

Amount
Balance at January 1, 2019	$105,670
Fair value change for the four months ended April 30, 2019	(65,594)
Exchange difference	2,466
Contingent liability assumed by Renren on April 30, 2019	(42,542)
Balance at December 31, 2019	$—

16. SHARE-BASED COMPENSATION

(a) Kaixin incentive plans

The numbers of shares awards and per share data as follows are restated to give effect for the reverse recapitalization discussed in Note 1(a).

Kaixin Auto Group Incentive Plan (the “Kaixin 2018 Plan”)

On January 31, 2018, KAG adopted Kaixin 2018 Plan, whereby 6,248,000 ordinary shares of KAG are made available for future grant for employees or consultants of KAG either in the form of incentive share options or restricted shares. The plan was amended and restated in May 2018 that up to 21,868,000 ordinary shares will be made available for granting as awards.  The term of the options may not exceed ten years from the date of the grant, except for the situation of an amendment, modification and termination. The awards under the plan are subject to vesting schedules ranging from immediately upon grant to four years subsequent to grant date.

On March 15, 2018 and July 1, 2018, KAG issued an aggregate of 5,695,286 options to purchase KAG’s ordinary shares to certain of its directors, officers and employees to compensate for their services.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

Kaixin Auto Holdings Incentive Plan (the “Kaixin 2019 Plan”)

On April 30, 2019, KAH adopted Kaixin 2019 Plan, whereby 4,715,700 ordinary shares of KAH are made available for future grant for employees of KAH share options or restricted shares.

On May 3, 2019 (the “Replacement Date”), the Company’s board of directors approved a directive to replace all the outstanding share options granted during the year ended December 31, 2018 under the 2018 Plan to 144 employees with 2,186,364 options and 2,183,828 restricted shares. The exercise price of the options was reduced from $1.70 per share to $0.01 per share. The replacement options were subject to graded vesting over three years from the Replacement Date, in which  25% ~ 62.5% of the options granted to each individual vest on the grant date immediately and 1/36 of their remaining options vests monthly subsequent to the Replacement Date. For the restricted shares, there were 205,215 replacement restricted shares granted to certain employees vested immediately and 917,738 replacement restricted shares were subject to graded vesting, which were vested 1/4 annually starting from January 1, 2020. The remaining replacement restricted shares were subject to graded vesting over three years from the Replacement Date, in which 62.5% of the total restricted shares vest on the grant date immediately and 1/36 of the remaining restricted shares vests monthly subsequent to the Replacement Date. The total incremental cost as a result of the modification was $4,138. The incremental cost related to vested awards amounted to $1,205 and was recorded in the consolidated statements of operations during the year ended December 31, 2019. The incremental cost related to unvested awards amounted to $2,933 and is recorded over the remaining service periods.

Kaixin Auto Holdings Incentive Plan (the “Kaixin 2020 Plan”)

On November 17, 2020, the board of directors of KAH approved the Kaixin 2020 Plan, under which, up to 5,000,000 ordinary shares may be granted as awards in form of share options, restricted shares or restricted shares units. In the event of a change in control or another transaction having a similar effect, then any incentives granted under the 2020 Incentive Plan shall be deemed vested immediately. No such award has been granted during the year ended December 31, 2020. Subsequent to December 31, 2020, the Company has granted 4,646,778 restricted shares under the Kaixin 2020 Plan.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

16. SHARE-BASED COMPENSATION (cont.)

(a) Kaixin incentive plans (cont.)

In determining the fair value of share options, a binomial option pricing model is applied. Assumptions used to estimate the fair values of the share options granted or modified were as follows:

	Years ended December 31,
	2019	2020
Risk-free interest rate(1)	2.50-3.00%	N/A
Volatility(2)	45%-46%	N/A
Expected term (in years) (3)	10	N/A
Exercise price(4)	$0.01	N/A
Dividend yield(5)	—	N/A
Fair value of underlying ordinary share(6)	$2.12-$3.36	N/A

(1)	Risk-free interest rate

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

16. SHARE-BASED COMPENSATION (cont.)

(a) Kaixin incentive plans (cont.)

(6)	Fair value of underlying ordinary shares

Prior to the consummation of the SPAC Transaction, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after April 30, 2019, were the closing prices of the Company's ordinary shares traded in the Stock Exchange.

A summary of the Company’s share options activities held by the Company’s employees for the year ended December 31, 2020 was as follows:

			Weighted
			average	Weighted
		Weighted	grant day	Average
		Average	fair	Remaining	Aggregate
Options Granted to Employees	Number of	Exercise	Value per	Contractual	Intrinsic
and Directors	Shares	Price	shares	Years	value
Outstanding as of December 31, 2019	2,154,514	$0.01	$3.20	9.39	$4,007
Forfeited	(165,264)	$0.01	$3.35
Granted	—		—
Exercised	(499,456)		3.23
Outstanding as of December 31, 2020	1,489,794	$0.02	$3.17	9.08	$7,524
Vested and expected to vest as of December 31, 2020	1,489,794	$0.01	$3.17	9.08	7,524
Exercisable as of December 31, 2020	425,460	$0.01	$1.87	8.32	$1,583

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $3.73 of the Company's ordinary share on December 31,2020.

(a) Kaixin incentive plans (cont.)

The fair values of the options granted for the years ended December 31, 2019, and 2020 are as follows:

	Years ended December 31,
	2019	2020
	US$	US$
Weighted average grant date fair value of option per share	3.21	—
Aggregate grant date fair value of options	7,794,799	—

As of December 31, 2020, there was approximately $1,961of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.24 years.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

16. SHARE-BASED COMPENSATION (cont.)

(a) Kaixin incentive plans (cont.)

Nonvested restricted shares

A summary of the nonvested restricted shares activity as of December 31, 2020 is as follows:

		Weighted average fair value
	Number of nonvested	per ordinary share
	restricted shares	at the grant dates
Outstanding as of December 31, 2019	1,446,111	3.36
Forfeited	(13,232)	3.94
Granted	200,000	4.73
Vested	(474,889)	—
Unvested as of December 31, 2020	1,157,990	3.36

As of December 31, 2020, there was approximately $199 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 0.65 years.

The total fair value of shares vested during the year ended December 31, 2019 and 2020 was $3,231 and $1,870.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

16. SHARE-BASED COMPENSATION (cont.)

(b) Renren incentive plan

Renren Inc. Incentive Plan (the “Renren Plan”)

Renren Inc. (“Renren”) adopted the 2006 Equity Incentive Plan (the “2006 Plan”), the 2008 Equity Incentive Plan (the “2008 Plan”), the 2009 Equity Incentive Plan (the “2009 Plan”), the 2011 Share Incentive Plan (the “2011 Plan”), the 2016 Share Incentive Plan (the “2016 Plan”), and the 2018 Share Incentive Plan (the “2018 Plan”) for purpose of granting of stock options and incentive stock options to employees and executives to reward them for service to the parent and to provide incentives for future service. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. The awards under the above plans are subject to vesting schedules ranging from immediately upon grant to six years subsequent to grant date.

Renren Inc. calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from independent valuation firms, with the assumptions used in 2016.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

16. SHARE-BASED COMPENSATION (cont.)

(b) Renren incentive plan (cont.)

The following table summarizes information with respect to share options outstanding as of December 31, 2018:

	Options outstanding				Options exercisable
		Weighted				Weighted
		average	Weighted	Weighted		average	Weighted	Weighted
		remaining	average	average		remaining	average	average
	Number	contractual	exercise	intrinsic	Number of	contractual	exercise	intrinsic
Range of exercise prices	outstanding	life	price	value	exercisable	life	price	value
$0.01 ~ $0.18	139,094,101	5.40	$0.06	$5,754	117,561,450	5.11	$0.06	$4,863
	139,094,101			$5,754	117,561,450			$4,863

		Weighted	Weighted
		average	average
	Number of	exercise	grant date
	Shares	price	fair value
Balance, January 1, 2018	141,481,616	$0.48	$0.64
Granted	—	—	—
Exercised	(2,268,420)	$0.06	$0.66
Forfeited	(119,095)	$0.16	$0.15
Balance, December 31, 2018	139,094,101	$0.06	$0.64
Exercisable, December 31, 2018	117,561,450	$0.06
Expected to vest, December 31, 2018	21,532,651	$0.06

For employee stock options, Renren Inc. recorded share-based compensation from continuing operations of $18,640 for the years ended December 31, 2018, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2018, there was $14,285 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 3.04 years. As disclosed in Note 1(c), prior to January 1, 2019, there was an allocation of certain share-based expenses paid by Renren. Since January 1, 2019, the Company has established its own operational functions and separated its operating expenses from its parent, Renren, except for three senior management of Renren continued to take management role of Kaixin before the consummation of the SPAC Transaction. After the SPAC Transaction, there is no more expense allocation from Renren due to the Company has separated from its parent. The share-based compensation information related to Renren were only updated to the consummation date of the SPAC transaction, since there is no more expense allocation from Renren from that date.

Furthermore, Renren Inc. did not grant any options in fiscal year 2020.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

16. SHARE-BASED COMPENSATION (cont.)

(b) Renren incentive plan (cont.)

Nonvested restricted shares

A summary of the nonvested restricted shares activity is as follows:

		Weighted
	Weighted	average fair
	number of	value
	nonvested	per ordinary
	restricted	share at the
	shares	grant dates
Outstanding as of December 31, 2017	10,802,683	$0.95
Granted	88,935,342	$0.14
Vested	(8,404,575)	$0.47
Forfeited	(17,561,071)	$0.18
Outstanding as of December 31, 2018	73,772,379	$0.21

Renren Inc. recorded compensation expenses based on the fair value of nonvested restricted shares on the grant dates over the requisite service period of award using the straight line vesting attribution method. The fair value of the nonvested restricted shares on the grant date was the closing market price of the ordinary shares as of the date. Renren Inc. recorded compensation expenses related to nonvested restricted shares in an amount of $3,917 during the year ended December 31, 2018.

Total unrecognized compensation expense amounted to $15,345 related to nonvested restricted shares granted as of December 31, 2018. The expense is expected to be recognized over a weighted-average period of 5.22 years.

Share-based compensation expense under the Renren Plan allocated to the Company

The share-based compensation expense under Renren Plan allocated to the Company amounted to $2,390, $109 and $nil for the years ended December 31, 2018, 2019 and 2020, respectively. These expenses are part of selling and marketing expenses, research and development expenses, and general and administrative expenses allocated from Renren, which were waived and have been reflected as capital contributions as of the date such expenses were originally allocated.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

16. SHARE-BASED COMPENSATION (cont.)

Total share-based compensation expense of share-based awards granted to employees and directors for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Years ended December 31,
	2018	2019	2020
Selling and marketing	—	658	648
Research and development	—	206	162
General and administrative	11,436	2,949	2,552
Total share-based compensation expense	11,436	3,813	3,362

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

17. RELATED PARTY BALANCES AND TRANSACTIONS

The table below summarizes the major related parties and their relationships with the Company:

Company Name	Relationship with the Company
Renren Inc.	The controlling shareholder of the Company
Shareholder Value Fund (SVF)	A shareholder of the Company after the SPAC Transaction
Ningbo Jiusheng Automobile Sales Co., Ltd. (“Jiusheng”)	A entity untimately controlled by Mr. Lin Mingjun, who is appointed as Chief Executive Officer of the Company in November 2020

Amouns due to related parties consisted of the following:

	As of December 31,
	2019	2020
Renren and its subsidiaries (1)	$—	$2,255
Ningbo Jiusheng Automobile Sales Co., Ltd.	—	705
SVF (2)	4,214	—
Total	$4,214	$2,960

Related party transactions:

	For the year ended December 31,
	2019	2020
Funds from Renren Inc. and its subsidiaries(1)	$113,400	$2,140
Funds from SVF (2)	1,600	—
Operating advance from Ningbo Jiusheng Automobile Sales Co., Ltd.	—	666
Promissory notes issued to SVF(2)	2,614	—
Amounts due to SVF converted into ordinary shares of KAH (2)	—	4,213
Repayment of funds to Renren Inc. (1)	115,501	—
Loan waived by Renren Inc. (3)	76,007	—
(1)	The amount mainly represents advanced funds provided by Renren and its subsidiaries to finance the Company’s daily operations.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

17. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(2)	On April 30, 2019, KAH, KAG, Renren and SVF executed an agreement (the “Waiver Agreement”) pursuant to which KAG and Renren waived certain rights under the Share Exchange Agreement in exchange for SVF’s commitment to (i) contribute $1.6 million to KAH within two weeks after the closing of the SPAC Transaction, (ii) set a limit on the liabilities to be paid by cash (up to $4.0 million) and noncash (up to $2.6 million) consideration by KAH and (iii) use its best efforts to restructure $2.6 million KAH due to SVF prior to the SPAC Transaction, which would have become past due upon the closing of the SPAC Transaction.

On June 4, 2019, SVF paid $1,600 to the Company according to the Waiver Agreement.

On June 10, 2020, the Company and SVF entered into a subscription agreement to issue 4,213,629 ordinary shares to SVF, and cancel all the prior existing notes or agreements related to the $4.2 million balance as of December 31, 2019. The Company has issued the shares to SVF in July 2020.

(3)

On April 30, 2019, Renren also waived all the outstanding loans and receivables in the amount of $76,007 due from KAG and KAG’s subsidiaries without recourse by Renren or any of Renren’s subsidiaries upon consummation of the SPAC Transaction.

18. LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	Years ended December 31,
	2018	2019	2020

Net loss:
Loss from continuing operations	$(88,938)	$(69,068)	$(5,320)
Loss from discontinued operations, net of taxes	(594)	—	—

Net loss	(89,532)	(69,068)	(5,320)
Net loss attributable to the noncontrolling interest	(317)	(22,952)	(17)

Net loss attributable to Kaixin Auto Holdings' shareholders	$(89,215)	$(46,116)	$(5,303)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted (2018 shares retroactively adjusted for the reverse recapitalization on April 30, 2019)	24,984,300	33,146,593	41,715,834

Net loss per share attributable to Kaixin Auto Holdings' shareholders - basic and diluted:
Loss per share from continuing operations	$(3.56)	$(1.39)	(0.13)
Loss per share from discontinued operations	$(0.02)	$—	—

Net loss per share attributable to Kaixin Auto Holdings' shareholders - basic and diluted	$(3.58)	$(1.39)	$(0.13)

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

18. LOSS PER SHARE (cont.)

Securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Years ended December 31,
	2018	2019	2020
Share options	5,510,970	2,154,514	205,294
Restricted shares	—	1,446,111	1,157,990
Warrants	—	11,957,008	16,790,341
Preferred shares	—	—	3,000
Unit options	—	1,440,000	—
Indemnity shares	—	3,300,000	3,300,000

The 19.5 million Earnout Shares are considered contingently issuable shares and are also excluded from the computation of basic and diluted loss per share for the year ended December 31, 2019, because the related performance and market conditions were not achieved as of December 31, 2019 and they have been included in the computation of basic and diluted loss per share for the year ended December 31, 2020, because the related performance and market conditions have been waived in 2020.

19. OPERATING LEASES

The Company leases its facilities and offices under non-cancelable operating lease agreements. These leases expire through 2022 and are renewable upon negotiation.

The following table provides a summary of leases where we are the leasee are presented as follows within our consolidated financial statements:

Assets/Liabilities	December 31, 2019	December 31, 2020
Right-of-use assets	$2,252	$74
Lease liabilities - current	1,785	39
Lease liabilities – non-current	810	26
Total lease liabilities	$2,595	$65

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

19. OPERATING LEASES (cont.)

The operating lease cost and short-term lease cost for the years ended December 31, 2019 and 2020 were as follows:

	Year ended December 31, 2019	Year ended December 31, 2020
Operating lease expense excluding short-term rental expense	1,811	$182
Short-term lease cost	1,597	434
Total lease cost	3,408	$616

Lease term and discount rate information related to leases where we are lessee is as follows:

	December 31, 2019	December 31, 2020
Weighted-average remaining lease terms	1.9 years	1.7 years
Weighted-average discount rate	10.92%	10.30%

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

19. OPERATING LEASES (cont.)

Supplemental cash flow information related to leases where we are lessee is as follows:

	December 31, 2019	December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities	—	—
Operating cash outflows from operating leases	$1,211	$27

Maturities of lease liabilities as of December 31, 2020 were as follows:

Operating Leases

2021	$44
2022	27
Total undiscounted lease payment	$71
Less: Imputed interest	6
Present value of lease liabilities	$65

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

As of December 31, 2020, none of the Company’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Company’s subsidiaries. The appropriation to these reserves by the Company’s PRC subsidiaries was $nil for the years ended December  31, 2018, 2019 and 2020, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP,  the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE entities. The aggregate amounts of paid-in capital and statutory reserves restricted which represented the restricted net assets of the relevant subsidiaries and VIE entities in the Company not available for distribution were $95,228 and $107,268 as of December 31, 2019 and 2020, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of US dollars, except share and per share data, or otherwise noted)

21. SUBSEQUENT EVENT

On December 31, 2020, Kaixin Auto Holdings (Kaixin) announced that it entered into share purchase agreement (the “SPA”) with the shareholders of Haitaoche Limited (“Haitaoche”). Pursuant to the SPA, Kaixin will acquire 100% of the share capital of Haitaoche from the shareholders (the “Acquisition”). As consideration for the Acquisition, Kaixin will issue 74,035,502 ordinary shares of Kaixin to the shareholders of Haitaoche. Upon the completion of the Acquisition, the Haitaoche shareholders will collectively hold 51% of Kaixin's issued and outstanding shares. On April 15, 2021, NASDAQ approved the acquisition of 100% of the share capital of Haitaoche pursuant to the SPA.

On March 31, 2021, the Company announced that it has entered into a definitive securities purchase agreement (the“Purchase Agreement”) with Renren Inc., a 72% shareholder of the Company (the “Purchaser”) and completed the closing on the same date. Pursuant to the Purchase Agreement, the Purchaser invested $6,000 in newly designated convertible preferred shares of the Company. The preferred shares are convertible into the Company's ordinary shares at a conversion price of $3.00, subject to customary adjustments pursuant to the Purchase Agreement.

On May 7, 2021, the Company announced that each authorised issued and unissued Ordinary share of a par value of $0.0001 each be subdivided into 2 shares of a par value of $0.00005 each, such that immediately following the Share Subdivision, the authorised share capital of the Company will be $50 divided into 1,000,000,000 Ordinary shares of a par value of US$0.00005 each.

The Company has performed an evaluation of subsequent events through the date of the consolidated financial statements were issued, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.

KAIXIN AUTO GROUP

Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(U.S. dollars in thousands)

	As of December 31,
	2019	2020
ASSETS
Current assets:

Cash	$40	$3,005
Total current assets	40	3,005
Investment in subsidiaries	899	—
TOTAL ASSETS	$939	$3,005
LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses	1,211	711
Amounts due to subsidiaries	1,684	—
Amounts due to related parties	2,614	—
Warrant liabilites	—	1,690
Total current liabilities	5,509	2,401
Non-current liabilities:
Deficit of investment in subsidiaries	—	659
Total non-current liabilities	—	—
TOTAL LIABILITIES	$5,509	$3,060

Deficit:
Ordinary shares	$5	$6
Additional paid-in capital	186,450	196,335
Accumulated deficit	(188,185)	(193,488)
Accumulated other comprehensive income (loss)	(2,840)	(2,908)
Total deficit	(4,570)	(55)
TOTAL LIABILITIES AND DEFICIT	$939	$3,005

KAIXIN AUTO GROUP

Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	Years ended December 31,
	2018	2019	2020
Selling and marketing	$(1,504)	$—	$—
Research and development	(107)	—	—
General and administrative	(11,505)	(371)	(3,745)
Total operating expenses	(13,116)	(371)	(3,745)
Equity in loss of subsidiaries and variable interest entities	(76,099)	(45,745)	(899)
Net loss	$(89,215)	$(46,116)	$(4,644)
Other comprehensive income (loss), net of tax:
Foreign currency translation	404	(4,222)	(68)
Other comprehensive income (loss)	$404	$(4,222)	$(68)
Comprehensive loss	$(88,811)	$(50,338)	$(4,712)

KAIXIN AUTO GROUP

Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net loss	$(89,215)	$(46,116)	$(5,302)
Equity in loss of subsidiaries and variable interest entities	76,099	45,745	899
Share-based compensation	11,436	—	3,362
Changes in operating assets and liabilities:
Amounts due from/to related parties	173	(20,980)	—
Accrued expenses and other payables	581	(292)	2,347
Prepaid expenses and other current assets	—	123	—
Net cash used in operating activities	(926)	(21,520)	1,306
Cash flows from investing activities:
Repayment of investment in subsidiaries	—	1,586	(2,340)
Net cash provided by investing activities	—	1,586	(2,340)
Cash flows from financing activities:
Proceeds from borrowings	500	—	—
Repayment of borrowings	(500)	—	—
Proceeds of advances from related parties	950	—	—
Repayment of advances from related parties	—	(1,050)	—
Proceeds from convertible loans	—	21,000	—
Proceeds from preferred shares	—	—	3,000
Proceeds from investors	—	—	1,000
Net cash provided by financing activities	950	19,950	4,000
Net increase in cash	24	16	2,965
Cash at beginning of year	—	24	40
Effect of exchange rate changes	—	—	—
Cash at end of year	$24	$40	$3,005

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

On April 30, 2019, KAH consummated the SPAC Transaction pursuant to the Share Exchange Agreement, where KAH acquired 100% of the issued and outstanding ordinary shares of KAG. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by KAG for the net monetary assets of KAH, accompanied by a recapitalization. KAG is determined as the predecessor and the historical financial statements of KAG became KAH’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. As such, the historical consolidated comparative information as of and for the year ended December 31, 2018 in this Schedule I relates to KAG. The par value of ordinary shares was adjusted retrospectively from $16 to $2, the subscription receivable was adjusted retrospectively from negative $16 to $nil, and the difference of $2 was adjusted retrospectively as in addition paid-in capital as of December 31, 2018. Subsequent to April 30, 2019, the information relates to the KAH, with KAH as the accounting acquire in the reverse recapitalization.

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