Form 20-F/A
period 2020-12-31
Kaixin Auto Holdings
filed 2021-05-28
CIK 1713539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on May 14, 2021 (the “Original Form 20-F”) of Kaixin Auto Holdings (the “Company”). This Form 20-F/A is being filed to provide the management’s annual report on internal control over financial reporting for the fiscal year ended December 31, 2020.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Form 20-F/A pursuant to Rule 13a-14(a) of the Exchange Act.

The paragraph under the heading “Management’s Annual Report on Internal Control over Financial Reporting” in Item 15. CONTROLS AND PROCEDURES in the Orignal Form 20-F is replaced in its entirety with the following paragraphs:

“Management’s Annual Report on Internal Control over Financial Reporting

Management’s assessment of the effectiveness of our Company’s internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the Commission, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified the following material weaknesses in our internal control over financial reporting:

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

(iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and

(vi) inadequate controls over inventory custody at local dealerships.

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2020. Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Remediation Plans and Actions

To remediate the material weaknesses described above in “Management’s Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We will carry out the following remediation measures:

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

(iii) designing and implementing robust financial reporting and management controls over future significant and complex transactions.”

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A or amendment thereto and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Auto Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: May 28, 2021