Form 20-F
period 2021-12-31
Kaixin Auto Holdings
filed 2022-04-29
CIK 1713539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

9/F, Tower A, Dongjin International Center

Huagong Road,

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Yi Yang

Chief Financial Officer

Kaixin Auto Holdings

9/F, Tower A, Dongjin International Center

Huagong Road,

Chaoyang District, Beijing 100015

People’s Republic of China

Phone: +86 10 6720 4948

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

As of December 31, 2021, there were 170,453,102 ordinary shares issued and outstanding, par value of US$0.00005 per share.

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

INTRODUCTION

Conventions Used in this Annual Report

In this Annual Report, unless otherwise indicated or the context otherwise requires, references to:

●	“Business Combination” are the transactions contemplated by the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star Acquisition Corporation, KAG and Renren, pursuant to which we acquired 100% of the equity interests of KAG from Renren on April 30, 2019;
●	“CAGR” are to compound annual growth rate;
●	“car parc” are to the total number of light vehicles, including cars, sport utility vehicles and light trucks in a region or market at a specific point in time;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;
●	“Dealerships” are to our dealership businesses operated by special purpose holding companies in which we possess majority ownership and voting control;
●	“Dealership Outlets” are to retail premises operated by our Dealerships;
●	“Haitaoche” are to Haitaoche Limited;
●	“Haitaoche Acquisition” are to the transaction closed on June 25, 2021 in which Kaixin issued to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche;
●	“Haitaoche VIEs” are to Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”);
●	“Jieying Legal Representative” are to the legal representative of Zhejiang Jieying Auto Retail Co., Ltd., Mr. Xiaolei Gu;
●	“KAG” are to Kaixin Auto Group, our wholly-owned subsidiary acquired from Renren;
●	“Kaixin”, “we”, “us”, “our company” or “our” are to Kaixin Auto Holdings, our Cayman Islands holding company, and its subsidiaries and consolidated affiliated entities;
●	“Kaixin VIEs” are to Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”) and Zhejiang Jieying Auto Retail Co., Ltd. (“Zhejiang Jieying”, former name as Shanghai Jieying Auto Retail Co., Ltd.);
●	“Zhejiang Taohaoche” are to Zhejiang Taohaoche Technology Co., Ltd., our wholly-owned PRC subsidiary;
●	“Renren” are to Renren Inc.;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Shanghai Auto” are to Shanghai Renren Automotive Technology Group Co., Ltd., our wholly-owned PRC subsidiary;
●	“SaaS” are to “software-as-a-service”;

●	“US$”, “U.S. dollars”, “$” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entity” or “VIE” are to our variable interest entities, Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”), Zhejiang Jieying Auto Retail Co., Ltd. (“Zhejiang Jieying”, former name as Shanghai Jieying Auto Retail Co., Ltd.), Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”), which are 100% owned by PRC citizens and a PRC entity owned by PRC citizens, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries; and
●	“Zhejiang Kaixin” are to Zhejiang Kaixin Automobile Co., Ltd., our wholly-owned subsidiary.

Our reporting currency is the U.S. dollar. This Annual Report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this Annual Report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB 6.3726 to US$1.00, the noon buying rate in effect as of December 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION

Special Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to”, “potential”, “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the PRC used car and related industries;
●	our expectations regarding the demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with distributors, customers, suppliers, strategic partners and other stakeholders;
●	competitions in our industry;
●	relevant government policies and regulations relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders

Kaixin Auto Holdings is not an operating company in China, but a Cayman Islands holding company. We conduct our operations in China through our PRC subsidiaries and our VIEs. We rely on contractual arrangements among our PRC subsidiaries, our VIEs and their shareholders to control the business operations of our VIEs with no equity ownership in the VIEs. Revenues contributed by our VIEs and their subsidiaries accounted for 100% of our total revenues in each year from 2019 to 2021. As used in this Annual Report, “we”, “us”, “our Company”, “the Company” or “our” refers to Kaixin Auto Holdings, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China. Investors of our ordinary shares are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

A series of contractual agreements have been entered into by and among our wholly-owned PRC subsidiaries Shanghai Auto, Zhejiang Kaixin, Zhejiang Taohaoche, the VIEs and the shareholders of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Agreements with Our VIEs and Their Shareholders”.

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure — Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — The shareholders of our VIEs may have potential conflicts of interest with us. We do not have any arrangements in place to address such potential conflicts”.

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish its interests in those operations” and “— Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and it may materially and adversely affect the viability of our current corporate structure, corporate governance and business operations”.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For instance, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors”.

As of the date of this Annual Report, our Company, the VIEs and their subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for the business operation, accepting foreign investment or listing on the Nasdaq Stock Market. However, since these statements and regulatory actions by China’s government are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this Annual Report, our Company, the VIEs and their subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for our operations or our issuance of securities to investors. Nevertheless, the Standing Committee of the National people’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires us, our subsidiaries, the VIEs or their subsidiaries to obtain permissions from PRC regulatory authorities to approve the VIE operations.

According to Article 7 of the Measures of Cybersecurity Review which was promulgated on December 28, 2021 and entered into force and effect on February 15, 2022, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. Kaixin VIEs who operate online platforms in the PRC will be recognized as network platform operators. Therefore, the Measures of Cybersecurity Review shall apply to such network platform operators. As of the date of this Annual Report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review and intend to issue additional shares rather than doing a public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review. The Measures of Cybersecurity Reviews remains unclear on whether such requirements will be applicable to companies which are already listed in the United States, such as us. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

In addition, as of the date of this Annual Report, except for business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, our consolidated affiliated Chinese entities do not have to obtain any requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and our VIEs in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain certain licenses, permits, filings or approvals for the functions and services that we provided in the future.

Cash and Asset Flows through Our Organization

Kaixin Auto Holdings transfers cash to its wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Kaixin and its subsidiaries control our VIEs through contractual arrangements, they are not able to make direct capital contribution to our VIEs and their subsidiaries. However, they may transfer cash to our VIEs by loans or by making payment to the VIEs for inter-group transactions. For the years ended December 31, 2019, 2020 and 2021, our VIEs received financial support for daily operation of nil, nil, and US$3.88 million from our non-VIE subsidiaries, and our non-VIE subsidiaries received financial support of nil, nil and US$3.90 million from our VIEs and their subsidiaries, respectively.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Kaixin by our subsidiaries. Under the PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totalling US$5.5 million, US$7.6 million and US$117.1 million as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

Kaixin has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy”. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ordinary shares, see “Item 10. Additional Information — E. Taxation”.Kaixin has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy”. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ordinary shares, see “Item 10. Additional Information — E. Taxation”.

The cash flows that have occurred between our Company, its subsidiaries and the VIEs are summarized as follows:

	For the year ended December 31,2021
	Transfer to
		VIEs and their	Non-VIE
		Subsidiaries	subsidiaries
Transfer from	Parent	Consolidated	Consolidated

	(in thousands)
Parent	$—	$—	$—
VIEs and their subsidiaries	$—	$—	$3,897
Non-VIE subsidiaries	$—	$3,880	$—

For the year ended December 31,2020
Transfer to
		VIEs and their	Non-VIE
		Subsidiaries	subsidiaries
Transfer from	Parent	Consolidated	Consolidated
Parent	$—	$—	$—
VIEs and their subsidiaries	$—	$—	$—
Non-VIE subsidiaries	$—	$—	$—

For the year ended December 31,2019
Transfer to
		VIEs and their	Non-VIE
		Subsidiaries	subsidiaries
Transfer from	Parent	Consolidated	Consolidated
Parent	$—	$—	$—
VIEs and their subsidiaries	$—	$—	$—
Non-VIE subsidiaries	$—	$—	$—

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial information for our Company, our subsidiaries, our VIEs and our VIEs’ subsidiaries for the periods indicated.

Disaggregated Financial Information relating to the VIEs

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2021
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Amount due from VIE	$—	$42,495	$—	$(42,495)	$—
Total current assets	$—	$49,449	$51,983	$(42,495)	$58,937
Investments in subsidiaries and VIEs	$29,662	$—	$—	$(29,662)	$—
Total non-current assets	$29,662	$14,897	$326	$(29,662)	$15,223
Total assets	$29,662	$64,346	$52,309	$(72,157)	$74,160
Amount due to non-VIE	$—	$—	$42,495	$(42,495)	$—
Total current liabilities	$—	$52,518	$19,360	$(42,495)	$29,383
Total non-current liabilities	$—	$6,698	$—	$—	$6,698
Total liabilities	$—	$59,216	$19,360	$(42,495)	$36,081

	As of December 31, 2020
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Total current assets	$—	$—	$1,753	$—	$1,753
Investments in subsidiaries and VIEs	$6,163	$—	$—	$(6,163)	$—
Total non-current assets	$6,163	$—	$4,840	$(6,163)	$4,840
Total assets	$6,163	$—	$6,593	$(6,163)	$6,593
Total current liabilities	$—	$—	$430	$—	$430
Total non-current liabilities	$—	$—	$—	$—	$—
Total liabilities	$—	$—	$430	$—	$430

Selected Condensed Consolidated Statement of Operations Data

	For the year ended December 31,2021
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company		Group
	Company	Consolidated	Consolidated	elimination		Consolidation

	(in thousands)
Revenue	$—	$—	$253,840		$—	$253,840
Cost of revenue	$—	$—	$248,583	$		$248,583
Gross profit	$—	$—	$5,257		$—	$5,257
Operating expenses	$—	$186,691	$1,179	$		$187,870
(Loss) income from operations	$—	$(186,691)	$4,078	$		$(182,613)
Share of loss from subsidiaries	$(196,579)	$—	$—		$196,579	$—
Net loss	$(196,579)	$(195,160)	$(768)		$196,579	$(195,928)
Less: net income attributable to non-controlling interests	$	$	$651	$		$651
Net loss attributable to the Company’s shareholders	$(196,579)	$(195,160)	$(1,419)		$196,579	$(196,579)

	For the years ended December 31,2020
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Revenue	$—	$—	$1,207	$—	$1,207
Cost of revenue	$—	$—	$1,207	$—	$1,207
Gross profit	$—	$—	$—	$—	$—
Operating expenses	$—	$—	$276	$—	$276
Loss from operations	$—	$—	$(276)	$—	$(276)
Share of loss from subsidiaries	$(166)	$—	$—	$166	$—
Net loss	$(166)	$—	$(166)	$166	$(166)
Less: net loss attributable to non-controlling interests	$—	$—	$—	$—	$—
Net loss attributable to the Company’s shareholders	$(166)	$—	$(166)	$166	$(166)

	For the years ended December 31,2019
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Revenue	$—	$—	$45,848	$—	$45,848
Cost of revenue	$—	$—	$45,662	$—	$45,662
Gross profit	$—	$—	$186	$—	$186
Operating expenses	$—	$—	$322	$—	$322
Loss from operations	$—	$—	$(136)	$—	$(136)
Share of loss from subsidiaries	$(110)	$—	$—	$110	$—
Net loss	$(110)	$(1)	$(109)	$110	$(110)
Less: net loss attributable to non-controlling interests	$—	$—	$—	$—	$—
Net loss attributable to the Company’s shareholders	$(110)	$(1)	$(109)	$110	$(110)

Selected Consolidated Statement of Cash Flows

	For the year ended December 31,2021
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Net cash provided by (used in) operating activities	$—	$989	$(3,092)	$—	$(2,103)
Net cash (used in) provided by investing activities	$—	$(6,332)	$2,822	$7,777	$4,267
Net cash provided by financing activities	$—	$9,777	$—	$(7,777)	$2,000
Effect of exchange rate changes	$	$—	$492	$	$492
Net increase in cash, cash equivalents and restricted cash	$—	$4,434	$222	$—	$4,656

	For the years ended December 31,2020
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Net cash used in operating activities	$—	$—	$(1,135)	$—	$(1,135)
Net cash used in investing activities	$—	$—	$(290)	$—	$(290)
Net cash provided by financing activities	$—	$—	$2,132	$—	$2,132
Effect of exchange rate changes	$	$	$(104)	$	$(104)
Net increase in cash, cash equivalents and restricted cash	$—	$—	$603	$—	$603

	For the year ended December 31,2019
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Net cash provided by operating activities	$—	$2	$158	$—	$160
Net cash (used in) provided by investing activities	$—	$—	$—	$—	$—
Net cash used in financing activities	$—	$—	$(318)	$—	$(318)
Effect of exchange rate changes	$—	$—	$144	$	$144
Net increase (decrease) in cash, cash equivalents and restricted cash	$—	$2	$(16)	$—	$(14)

A.	[Reserved]
B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Summary of the Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under the relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.
●	We have a limited operating history in the automobile sales business. Our historical financial and operating performance may not be indicative of, or comparable to, its future prospects and results of operations.
●	Our Dealerships conduct various aspects of our business, and we face risks associated with our Dealerships, their employees and other personnel.
●	We may not be able to successfully expand or maintain our network of Dealerships.
●	Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.
●	The quality of the premium used automobiles that we offer is critical to the success of our business.
●	Our success depends upon the continued contributions of our sales representatives.

●	We rely on a limited number of financial institutions to fund the consumer auto financing transactions that we facilitate, and any adverse changes in our relationships with such financial institutions may materially and adversely impact our business and results of operations.
●	We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Risks Related to Our Carve-out from Renren and Our Relationship with Renren

Risks and uncertainties related to our carve-out from Renren include, but are not limited to, the following:

●	We have limited experiences operating as a stand-alone public company.
●	We are not expected to receive the same level of support from Renren, and if our collaboration with Renren is terminated or curtailed or if we are no longer able to benefit from the synergies of our cooperation with Renren, our business may be adversely affected.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

o	Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure.
o	Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
o	The shareholders of our VIEs may have potential conflicts of interest with us. We do not have any arrangements in place to address such potential conflicts.
o	If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish its interests in those operations.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

o	Chinese government exerts substantial influence over the manner in which we must conduct our business activities. It remains whether we are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
o	Changes in PRC laws and regulations governing the VIE structure and its contractual arrangements could materially and adversely affect our business.
o	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
o	Uncertainties with respect to the PRC legal system could adversely affect us.

o	We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

The following are detailed descriptions of the risk factors.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.

We had not been profitable since 2018. We incurred net losses of US$0.1 million, US$0.2 million and US$195.9 million in 2019, 2020 and 2021, respectively. The significant increase in net loss in 2021 was primarily due to impairment of goodwill of US$143.7 million recognized in the reverse acquisition in the consolidated statements of operations in 2021 in connection with the Haitaoche Acquisition. We also had cash outflows from operating activities of US$1.1 million and US$2.1 million in 2020 and 2021, respectively. In addition, after the acquisition of KAG, we incurred significantly greater legal, accounting and other expenses than we incurred as a blank check company and KAG incurred as a subsidiary of Renren. As a result of these increased expenditures, we will have to generate and sustain increased revenues and contain costs to achieve profitability.

We have experienced recurring losses from operations. As of December 31, 2021, we had an accumulated deficit of US$198.3 million.

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

Although KAG was formed in 2011, it has changed its business model significantly since its initial launch. KAG began as primarily an internet-based financing business and, by that time it was acquired by us, had developed into a used car retailer with strong online and offline presence. In addition, in 2021 we started to implement our plan to expand into electronic vehicle and other business areas.

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

Additionally, we have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance of our brand, attracting and retaining customers, increasing competitions, and increasing expenses as we continue to grow our business. We cannot assure you that we will be successful in addressing these and other challenges that we may face in the future, and if we do not manage these risks successfully, our business may be adversely affected. In addition, we may not achieve sufficient revenues or maintain positive cash flows from operations or profitability in any given periods. If our assumptions regarding these risks and uncertainties which we use to plan our business are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

As the market, the regulatory environment and other conditions evolve, our existing solutions and services may not continue to deliver the expected business results. As our business develops and responds to competitions, we may continue to introduce new services or make adjustments to our existing services, business model or operations in general. Any significant changes to our business model or failure to achieve the intended business results may have a material and adverse impact on our financial condition and results of operations. Therefore, it may be difficult to effectively assess our future prospects.

Our Dealerships conduct various aspects of our business, and we face risks associated with our Dealerships, their employees and other personnel.

We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2021, we had 14 Dealerships. Our control over our Dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

Our Dealerships and their employees directly interact with consumers and other dealerships, and their performance directly affects our reputation and brand image. If our service personnel or those of our Dealerships fail to satisfy the needs of the consumers, respond effectively to their complaints, or provide services to their satisfaction, our reputation and the customers’ loyalty could be negatively affected. As a result, we may lose customers or experience a decline in business volume, which could have a material adverse effect on our business, financial condition and results of operations. We do not directly supervise the services provided by our Dealerships and their personnel and may not be able to successfully maintain and improve the quality of their services. Dealerships may also fail to implement sufficient control over their sales, maintenance and other personnel. As a result of the conduct of our business, we may suffer financial losses, incur liabilities and suffer reputational damages. In addition, while violation of laws and regulations by Dealerships has not led to any material claims against us in the past, there can be no assurance that such a claim will not arise in the future which may harm our brand or reputation or have other adverse impacts.

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

During 2019 and 2020, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders illegally detained our inventories in our Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. As a result, we wrote down US$17.8 million inventory, and wrote off US$22.3 million prepayments for the year ended December 31, 2019. By early 2021, we have reached agreement to resume used car business operations with a majority of the non-controlling shareholders. We are in the process of negotiating with the remaining non-controlling shareholders and may initiate legal proceedings where necessary. If these disputes cannot be resolved in our favor, our business and results of operations will be materially and adversely affected.

We may not be able to successfully expand or maintain our network of Dealerships.

As of December 31, 2021, we had a network of 14 Dealerships. We have not expanded our network since May 2018. Our Dealership network is a foundation of our used car sales operations, and we rely on our Dealerships in providing services to car buyers and financial institutions. As China is a large and diverse market, business practices and demands may vary significantly by regions and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experiences to expand our Dealership network into other parts of China.

Further, we may have difficulties in managing our relationships with our Dealership operators once they have earned the share payouts to which they are entitled. Pursuant to our equity purchase agreements with the Dealership operators, they are entitled to payment of consideration in our ordinary shares based on the Dealerships’ performance over five 12-month performance benchmark periods. Following the completion of these performance benchmark periods, we may need to enter into new arrangements with our Dealership operators in order to strengthen our relationships with them and incentivize their performance or begin to directly operate our Dealerships, notwithstanding our ownership and operational control over our Dealerships. For additional information, please see “Item 4. Information on the Company — B. Business Overview — Certain Legal Arrangements — Legal Arrangements with Dealerships”.

Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.

We have in the past made and may in the future seek to make acquisitions and investments and enter into strategic alliances to further expand our business. If presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including auto dealerships, that are accretive to our core business. For example, on December 31, 2020 we entered into definitive agreement to effectuate the Haitaoche Acquisition and issued an aggregate of 74,035,502 ordinary shares on June 25, 2021 through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche. Moreover, the Company reached a binding term sheet to acquire 100% equity of Henan Yujie Times Automobile Co., Ltd. (“Yujie”) through new share issuance on August 26, 2021, which, if successfully completed, would be the first major transaction following the establishment of Kaixin’s New Energy Vehicle Unit and marks Kaixin’s official entry into China’s small size EV market. However, at the moment, the Company is still negotiating specific terms of the acquisition of Yujie and there is no definitive or binding agreement being reached yet. There can be no assurance that we will always be able to complete such acquisitions successfully or on terms acceptable to us. Integration of acquired entities or assets into our business may not be successful and may prevent us from expanding into new services, customer segments or operating locations. This could significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of the attention of our management and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

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

We offer a wide selection of premium used cars for sale at our Dealerships. We have implemented high standards for the used car inventory that we offer for sale and only the vehicles that pass our thorough inspection process consisting of over 140 steps are offer for sale. We do not offer for sale the vehicles in poor condition or vehicles with a history of accidents, water or fire damage, extensive mileage or other unacceptable attributes. However, there can be no assurance that these inspections and other measures will be effective, and there is a risk that the vehicles offered for sale by our Dealerships could have defects. As a result, we and our Dealerships are exposed to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us or our Dealerships as a result of the sale of such products.

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

KAG has historically relied on Renren, our former controlling shareholder, to support its operations, the expansion of its Dealerships and the growth of its business. We have also relied on certain third party financing sources, including financial institutions. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, for instance, increasing the number of cars that we sell, developing new solutions and services, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing our operating infrastructure and acquiring complementary businesses and technologies. However, additional funds may not be readily available on terms that are acceptable to us, or at all. Repayment of debt may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, thus result in the acceleration of obligations to repay the indebtedness and limit our sources of financing.

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

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	source, market and sell used and new automobiles in substantial volumes and on favorable terms;
●	effectively manage and expand our network of Dealerships;

●	facilitate automotive financing to a growing number of car buyers;
●	maintain and enhance our relationships and business collaboration with dealers and financial institutions;
●	improve our operational efficiency;
●	attract, retain and motivate talented employees, particularly sales and marketing and technology personnel to support our business growth;
●	adapt to technological changes, such as the development of autonomous vehicles, new products and services, new business models and new methods of travel;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and collected across our system;
●	navigate economic conditions and fluctuations in the pandemic environment;
●	implement our business strategies, including the offering of new services; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

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

In order to expand our base of car buyers, we must continue to invest significant resources in the development of new solutions and services and build our relationships with financial institutions and auto dealers. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to the changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers. If our efforts in these regards are unsuccessful, our base of car buyers may not expand at the rate which we anticipated, and it may even shrink. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In the meantime, we also seek to maintain our relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that we will be able to maintain or deepen such relationships.

The growth of our business relies on our branding efforts and these efforts may not be successful.

Our Kaixin Auto brand was newly launched in the first half of 2018 and we believe that an important component of our growth will be the growth of visitors to our website and Dealerships. Because Kaixin Auto is a consumer brand, brand visibility is critical for our engagement with potential customers. We currently advertise through a blend of brand and direct marketing channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand. We recorded selling and marketing expenses of approximately US$195 thousand, US$11 thousand and US$481 thousand in 2019, 2020 and 2021, respectively.

Our business model relies on our ability to scale rapidly and to appropriately manage customer acquisition costs as we grow. If we are unable to establish a strong and trusted brand and recover our marketing costs through the increases in customer traffic and in the number of sales transactions, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

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

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

●	establish and maintain the awareness of our brand in auto sales and new energy vehicles business;
●	maintain and develop relationships with strategic partners, auto dealers and financial institutions;
●	provide prospective car buyers and existing car buyers with superior service experiences;
●	effectively manage and resolve any complaints of car buyers, strategic partners, auto dealers that we work with or financial institutions; and
●	effectively protect personal information and privacy of car buyers and any sensitive data received from financial institutions.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of us, including but not limited to our management, business, compliance with laws, financial condition or prospects, whether with or without merits, could severely hurt our reputation and harm our business and results of operations.

Negative publicity about China’s automotive finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Furthermore, any negative development in the automotive retailing industry, such as bankruptcies or failures of platforms providing automotive retailing services, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility that we have established and impose a negative impact on our ability to attract new dealers, financial institutions and car buyers. Negative developments in the automotive retailing industry may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

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

If we introduce or expand additional offerings, such as services or products involving new cars, financing, leasing or detailing, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved within several years, if at all. In attempting to establish new service or product offerings, we expect to incur significant expenses and face various other challenges, such as expanding our customer service and management personnel to cover these markets and complying with complicated regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these complementary products and services to consumers, and failure to do so would compromise our ability to successfully expand into these additional streams of revenues. Any of these risks, if realized, could adversely affect our business and results of operations.

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

We face risks regarding the compliance with the applicable laws, rules and regulations relating to the collection, usage, disclosure and security of personal information, as well as any requests from regulatory and government authorities relating to such data. For instance, our Dealer SaaS system utilizes and generates substantial volumes of data on consumers and dealers, and we and our Dealerships rely on them for our operations and inventory management. These data include the information customers provide when purchasing a vehicle and applying for vehicle financing. In the event that we experienced a failure of our information systems, our operations and financial performance could be materially harmed, and if the information is accessed by third parties or publicized without authorization, our reputation or competitive position could suffer.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. For further details, please see “Item 4. Information on the Company — B. Business Overview — Regulation —Regulations Relating to Information Security”.

We also grant limited access to specified data in our information system to certain other parties, such as our Dealerships. Our Dealerships face the same challenges and risks inherent in handling and protecting large volumes of data. Any system failure or security breach or lapse on our part or on the part of any of such third parties that results in the leakage of user data, or failure to respond thereto, could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liabilities.

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

We rely on information systems to run our business. The failure of these systems, any service disruptions or outages, or the inability to enhance our capabilities, could have a material adverse effect on our business, sales and results of operations.

Our business and reputation are dependent upon the performance, reliability, availability, integrity and efficient operation of our information systems. In particular, we rely on our information systems to manage sales, inventory, customer information. There is no assurance that we will be able to protect our computer systems against, among others, damage or interruptions from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, software errors, bugs or defects, configuration errors, computer viruses, denial-of-service attacks, security breaches, hacking attempts or criminal acts at all times. In the event of a service disruption or outage in our computer systems, our computer systems may not be able to store, retrieve, process and manage data. For example, we may experience temporary service disruptions or data losses during data migrations between old and new systems or system upgrades. We may not be able to recover all data and services in the event of a service disruption or outage. Additionally, our insurance policies may not adequately compensate us for any losses that we may incur during service disruptions or outages.

Any interruptions or delays in our services, whether as a result of third-party error or our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers and damage our reputation, thus subject us to liabilities and cause customers to abandon our Dealership network, any of which could adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy since the first quarter of 2020. In addition, various geographic locations in China continue to experience COVID-19 outbreak in 2022 and in response certain quarantine measures have been undertaken. Whether this will lead to a prolonged downturn in the Chinese economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There are considerable uncertainties over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the outbreak of wars in the Eastern Europe, Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have adverse economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in the misuse of confidential information and misappropriation of funds of our customers, which subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

Our Dealerships collect, store and process certain personal information and other sensitive data from our customers. The massive data that we have processed and stored makes us and our server hosting service providers the targets of, and potentially vulnerable to, cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or other unauthorized access. While we have taken steps to protect such confidential information, our security measures may be breached. Because techniques used to sabotage or obtain unauthorized access into systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our or our server hosting service providers’ systems could cause confidential customers’ information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is subject to legislation and regulations in numerous domestic and international jurisdictions, the inability to protect confidential information of our customers could result in additional cost and liabilities for us, damage our reputation, and harm our business. The Administrative Measures for the Security of the International Network of Computer Information Network, issued in December 1997 and amended in January 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC, issued in November 2016, requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include, informing our customers of the specific risks and reporting such risks to the relevant competent departments.

We also face indirect technology and cybersecurity risks relating to our business partners, including our third-party payment service providers who manage the transfer of customer funds. As a result of increasing consolidation and interdependence of computer systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its business partners. Although our agreements with third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attacks, computer viruses, hackers, denial-of-service attacks, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our customers, and could even result in the misappropriation of funds of our customers. If that were to occur, we and our third-party payment service providers could be held liable to customers who suffer losses from the misappropriation.

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

Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on our sales and results of operations and could impact the supply of vehicles, including the supply of new and used vehicles. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Because we do not have manufacturer authorization to complete recall-related repairs, some vehicles we sell may have unrepaired safety defects. Such recalls, and our lack of authorization to make recall-related repairs, could adversely affect the sales or valuations of used vehicles, hence could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigations and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, sales and results of operations.

Our business is dependent upon access to vehicle inventory. Obstacles to acquiring inventory, whether because of supply, competition, or other factors, or a failure to expeditiously liquidate that inventory could have a material adverse effect on our business, sales and results of operations.

Our purchases of used vehicles are based in large part on projected demand. A reduction in the availability of or access to sources of inventory could have a material adverse effect on our business, sales and results of operations. Although the supply of premium used vehicles has been increasing, there can be no assurance that this trend will continue or that it will benefit us.

As our business is dependent on our appraisal of the value of inventory that we purchase, if we fail to adjust appraisal offers to stay in line with broader market trade-in offer trends, or fail to recognize those trends, or if our appraisal process is not accurate, it could adversely affect our ability to acquire inventory. Our appraisal process could also be affected by competition, both from used and new car dealers directly and through third-party websites driving appraisal traffic to those dealers. See the risk factor titled “We operate in a highly competitive industry. Failure to develop and execute strategies to maintain our market position and to adapt to the increasing use of the internet to market, buy, sell and finance used vehicles could adversely affect our business, sales and results of operations” for additional discussion of this risk. Our ability to source vehicles from third-party auctions could be affected by an increase in the number of closed auctions that are open only to new car dealers who have franchise relationships with automotive manufacturers. An over-supply of used vehicle inventory will generally cause downward pressure on our product sales prices and margins and increase our average days to sale.

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

Our new energy vehicles (“NEV”) business may not achieve expected returns.

We have set up the New Energy Vehicles Department in 2021 and are working on the R&D for producing a NEV prototype around mid 2022 and targeting to deliver the NEV to customers towards the end of 2022. Nevertheless, our NEV business may not achieve expected results. For instance, our vehicles may not have the durability or longevity of other comparable vehicles in the market, and may not be as easy and convenient to repair. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, revenue loss, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced. Albeit we will perform extensive internal testings on our vehicles’ software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our systems and vehicles. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. If any of our vehicles fail to perform as expected, we may need to delay deliveries, initiate the NEV business product recalls and provide services or updates under warranty at our expenses, which could negatively impact our business, prospects and results of operations as a whole.

Any delays in the manufacturing and launch of the commercial production of NEV in our pipeline could have a material adverse effect on our business operations.

Automobile manufacturers often experience delays in the design, manufacturing and commercial release of new vehicle models. We plan to target a broader market with our future NEV, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. Furthermore, we rely on third-party suppliers for the design of new vehicle models and the provision and development of various key components and materials used in manufacturing our vehicles. To the extent our suppliers experience any delays in developing new models or providing us with necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacturing or launching of the future models could subject us to customer complaints and materially and adversely affect our reputation, demand for our NEV, results of operations and growth prospects.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for NEV could have a material adverse effect on our business, financial condition, operating results and prospects.

Our future sales growth of our NEV depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of NEV. Favourable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives and government policies to support new energy vehicles could adversely affect our results of operations.

Our future NEV sales may be impacted by government policies such as tariffs on imported cars. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be certain limit on foreign ownership of automakers in China, but for automakers of NEV, such limit was lifted in 2018. Further, pursuant to the currently effectively Special Administrative Measures for Market Access of Foreign Investment (2021 Version) (the “2021 Negative List”), which came into effect on January 1, 2022, the limit on foreign ownership of automakers has been lifted since 2022. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage.

Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of a charging infrastructure. These policies are subject to changes and beyond our control. We cannot assure you that any changes would be favourable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEV, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our NEV in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

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

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for information about ongoing legal proceedings in which we are involved. Lawsuits and litigations may cause us to incur additional defense costs, utilize a significant portion of our resources and divert management’s attention from its day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us, no matter with or without merits, may damage our reputation and may result in a material adverse impact on us.

We may be unable to prevent others from the unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See also “Item 4. Information on the Company — B. Business Overview — Intellectual Property”. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, preempted or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

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

We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation or infringement upon our intellectual properties. In addition, because of the rapid pace of technological changes in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce the intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigations to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in any such litigation. In addition, our trade secrets may be leaked or otherwise become available to our competitors, or our competitors may independently discover them. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

In 2019 and 2020, we identified material weaknesses in our internal control over financial reporting relating to (i) inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over prepayment for vehicle purchase at local dealerships. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. We have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

Since the completion of the Haitaoche Acquisition in June 2021, the management of the combined group has taken measures to enhance the financial expertise of accounting staff and strengthen internal control over financial reporting and business operations, including, among others: (i) hiring additional financial professionals and accounting consultants with relevant experiences, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP and SEC reporting requirements, including disclosure requirements for complex transactions under U.S. GAAP, to provide the necessary level of leadership to our finance and accounting function and increase the number of qualified financial reporting personnel; (ii) improving the capabilities of the existing financial reporting personnel through trainings and education on the accounting and reporting requirements under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act; and (iii) designing and implementing robust financial reporting and management controls over future significant and complex transactions.

However, we believe material weaknesses persisted in (i) inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) the lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over prepayment for vehicle purchase at local dealerships as of December 31, 2021.

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

We are a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent assessment, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems in the foreseeable future. We may be unable to timely complete our evaluation and any required remediations.

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

In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Unless we are able to control our labor costs or pass on these increased labor costs to our customers by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

Our quarterly results of operations, including the levels of our revenues, operating cost and expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the value of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new car buyers;
•	our ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as financial institutions;
•	our ability to access capital;
•	the mix of solutions and services that we offer;
•	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;
•	financial institutions’ willingness and ability to fund financing transactions through our Dealerships on reasonable terms;
•	our emphasis on experience of car buyers, instead of near-term growth;
•	the timing of expenses related to the development or acquisition of technologies or businesses;
•	proper and sufficient accounting policies with respect to our risk reserve liabilities and implementation;
•	network outages or security breaches;
•	general economic, industry and market conditions; and
•	changes in the applicable laws and regulations.

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

China has recently experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces, such as the Hubei Province, and municipalities, such as Wuhan, resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China. Because substantially all of our operations are conducted in China, the outbreak of COVID-19 has caused a disruption to our business, especially one of our Dealerships is located in Wuhan, the original epicenter of the outbreak. In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, we closed all of our Dealership Outlets and corporate offices. In March 2020, we gradually resumed our operations in various cities, but customer traffic to our Dealership Outlets has remained significantly lower than comparable periods before the COVID-19 outbreak. Around mid-2020, we decided to put a halt to business operations in our Dealership Outlets due to severe decline in sales volume and profit margin. With the business disruption and reduced customers’ demand, we experienced a significant decrease in our 2020 sales revenue. With the improved control over the COVID-19 and recovery of overall economy in 2021, we reached agreements with a majority of non-controlling shareholders of the Dealerships to resume used car business operations in the second half of 2021.

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

We are vulnerable to natural disasters and other calamities such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to conduct business.

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

We may be exposed to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, since 2018, we have entered into a series of ancillary agreements to facilitate our sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when we source a used car, the legal title of the car is transferred to the legal representative of Zhejiang Jieying and the registration is transferred to the name of one of the Dealership’s employees. When the used car is sold, the relevant legal ownership is transferred from the Jieying Legal Representative to the purchaser, and the registration is transferred from the Dealership employee’s name to the name of the purchaser. Under PRC laws and regulations, if the seller is an individual selling a personal automobile, the seller is exempted from value-added tax. Thus, structuring the purchase and subsequent sale such that the legal title and automobile registration are placed under the names of Jieying Legal Representative and Dealership employees, respectively, as described above results in our recognizing no value-added tax on the sales of the used cars. Viewed as a service provider from a value-added tax perspective in the used car transactions structured this way, we are only subject to value-added tax on the difference between the original purchase price and retail price of the used cars. Although we believe that the transaction structure created by the ancillary agreements and our estimates of our value-added taxes are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and if the conclusion were reached by relevant tax authorities that we were subject to additional value-added taxes as a result of using the employees as agents in this structure, such a determination would have a material adverse effect on our financial results in the period or periods for which such determinations are made.

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

Government policies on automobile purchases and ownership may have a material effect on our business due to their influences on consumer behaviors. With an effort to alleviate traffic congestion and improve air quality, some local governmental authorities issued regulations and relevant implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. On August, 23, 2013, the Notice of The General Office of Beijing Municipal People’s Government on Printing and Distributing the Key Task Breakdown of Beijing Clean Air Action Plan for 2013-2017 was published to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business.

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

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any losses that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Carve-out from Renren and Our Relationship with Renren

We have limited experiences operating as a stand-alone public company.

Prior to 2019, Renren had provided KAG with financial, administrative, sales and marketing, human resources and legal services, as well as the services of a number of its executives and employees. With the closing of the Haitaoche Acquisition in mid 2021, there was significant turnover of the management team. We may encounter operational, administrative and strategic difficulties as we adjust to operate as a stand-alone public company. Any failure or significant disruptions to our own financial or administrative systems could have an adverse impact on its business operations, such as paying its suppliers and employees, executing foreign currency transactions or performing other administrative services, on a timely basis. The difficulties we may encounter may also cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, our management team need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including the requirements relating to corporate governance, listing standards, securities and investor relations matters. As a stand-alone public company, our management has to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we are able to do so in a timely and effective manner.

We are not expected to receive the same level of support from Renren, and if our collaboration with Renren is terminated or curtailed or if we are no longer able to benefit from the synergies of our cooperation with Renren, our business may be adversely affected.

We have benefitted from Renren’s financial and technological support in the past. However, Renren is no longer the controlling shareholder of our Company upon the completion of the Haitaoche Acquisition in June 2021. Therefore, we are not expected to receive the same level of support from Renren.

Although we have entered into a series of agreements with Renren relating to our ongoing business partnership and service arrangements with Renren, there can be no assurance that we will continue to receive the same level of support from Renren. Our customers may react negatively to our separation from Renren. To the extent that we cannot maintain our cooperative relationships with Renren on commercially reasonable terms or at all, we will need to develop relationships with other business partners, which could result in material and adverse effects to our business and results of operations. We may also need to obtain financing through other means if Renren ceases to provide financial support to us. Our inability to maintain a cooperative relationship with Renren could materially and adversely affect our business, growth and prospects.

Our agreements with Renren may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with Renren limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with Renren and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement that we entered into with Renren on April 30, 2019, we agreed not to compete with Renren in respect of the business that was conducted by Renren as of that date, as described in its periodic filings with the Securities and Exchange Commission (“SEC”), prior to that date, other than the used and new consumer automotive business. Such contractual limitations significantly affect our ability to diversify sources of revenues and may materially and adversely impact our business and prospects should the growth of the used and new consumer automotive business in China slow down. In addition, pursuant to the master transaction agreement that we entered into with Renren on the same date, we agreed to indemnify Renren for liabilities arising from litigations and other contingencies related to our business and assume these liabilities as part of our carve-out from Renren. The allocation of assets and liabilities between Renren and us may not reflect the allocation that would have been reached by two unaffiliated parties.

Our sales, marketing and brand promotion have benefited significantly from our association with Renren. Any negative development in our market position or brand recognition may materially and adversely affect our marketing efforts and the strength of our brand.

Renren had been our controlling shareholder until the closing of the Haitaoche Acquisition in June 2021. We have benefited significantly from our association with Renren in marketing our brand. For example, we have benefited from Renren’s strong brand and industry recognition in China, which has enhanced our credibility and marketing reach. Any negative publicity associated with Renren may still have an adverse impact on the effectiveness of our marketing efforts, reputation and brand.

Risks Related to Our Corporate Structure

Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure.

As a holding company with no material operations of our own, we conduct our operations through our subsidiaries and VIEs organized under the laws of the PRC. We control and receive the economic benefits of the VIEs and their subsidiaries through certain contractual arrangements (the “VIE agreements”), which enables us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors. Our Ordinary Shares offered in this offering are shares of our offshore holding company instead of shares of the VIE or its subsidiaries in China. The VIE structure provides contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For a description of the relevant VIE Agreements, see “Item 4. Information on the Company — C. Organizational Structure”. As a result of our use of the VIE structure, you may never directly hold equity interests in the VIE or its subsidiaries.

The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” for recent regulatory initiatives implemented by the relevant PRC government entities.

In addition, any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Changes in PRC laws and regulations governing the VIE structure and its contractual arrangements could materially and adversely affect our business.”

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly-owned PRC subsidiaries, Shanghai Auto, Zhejiang Kaixin and Zhejiang Taohaoche, entered into a series of contractual arrangements with our VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure”. If our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal actions to compel them to perform their contractual obligations. Further, if we fail to maintain effective control over our VIEs, our business would be materially and adversely affected.

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

Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and result in delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and relevant rights and licenses held by them that we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.

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

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our VIEs may encounter, on one hand, and as beneficial owners of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement for the Kaixin VIEs and upon the Agreement on Disposal of Equity and Assets for the Haitaoche VIEs to cause them to transfer all of their equity ownership in our VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our VIEs as provided under the power of attorney for Zhejiang Jieying and Haitaoche VIEs, directly appoint new directors of our VIEs.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services (“VATS”) overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under the PRC laws and regulations, and our wholly owned enterprises in the PRC are each a foreign invested enterprise (“FIE”). Accordingly, our subsidiaries are not eligible to operate VATS or provide certain other restricted services related to our business in China. We relied on Qianxiang Changda and one of its subsidiaries to operate a peer-to-peer financing platform, until the end of 2017 when both the platform and subsidiary were transferred to Renren. We used to rely on Shanghai Jieying (currently renamed as Zhejiang Jieying) to operate our used auto sales online platform and app which we believe are considered to be VATS by the PRC government. Accordingly, we entered into contractual arrangements with Qianxiang Changda, Zhejiang Jieying, Ningbo Jiusheng, and Qingdao Shengmei, namely the VIEs, and their respective shareholders, to operate our business. However, we are no longer engaged in VATS service. Our PRC subsidiaries Shanghai Auto, Zhejiang Kaixin and Zhejiang Taohaoche have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by the PRC law.

As a result of these contractual arrangements, we have control over the VIEs and hence consolidate their financial results as our consolidated affiliated entities under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure”.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations currently in effect, is of the opinion that each of the Contractual Agreements among our relevant wholly-owned PRC subsidiary, our VIEs and their respective shareholders is, and taken as a whole are, (i) valid and legally binding on each party thereto; and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant Government Agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC laws and policies thereto, and to general equity principles. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce (“MOFCOM”), or the Ministry of Industry and Information Technology (“MIIT”), or other authorities that regulate the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with the PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant governmental authorities have broad discretion in interpreting these laws and regulations.

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and it may materially and adversely affect the viability of our current corporate structure, corporate governance and business operations”.

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the rights to direct the activities of our VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our Company, our wholly-owned subsidiary in China or our VIEs or their subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure”.

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

We do not have any insurance which covers the risks relating to the contractual arrangements and the transactions contemplated thereunder.

We do not intend to purchase any insurance to cover the risks relating to the contractual arrangements and the transactions contemplated thereunder. If any risk arises from the contractual arrangements in the future, such as those affecting the enforceability of relevant agreements, our results may be adversely affected.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under the existing PRC laws, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

The “variable interest entity” structure (“VIE structure”), has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Although the Foreign Investment Law does not explicitly classify the VIE structure as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the State Council to provide the VIE structure as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with our VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the 2021 Edition of the Special Administrative Measures for Foreign Investment Access (“Negative List”), issued by the MOFCOM on December 27, 2021 and came into effect on January 1, 2022. According to the Guidance Catalog of Industries for Foreign Investment, which was promulgated and as amended from time to time by the MOFCOM and the NDRC, and the Negative List, the provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be imposed on our VIEs if our contractual arrangements with our VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate require further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in an adverse impact on our current corporate structure.

If our contractual arrangements with our VIEs are defined or regarded as a form of foreign investment in the future, our corporate governance practice may be impacted and our compliance costs may increase. For instance, as stipulated in the Measures on Reporting of Foreign Investment Information, it requires foreign investors or foreign-funded enterprises to submit the investment information to competent governmental authorities for review. Although the contents and scope of such information shall be determined under the principle of necessity and the information that can be obtained through interdepartmental information sharing will not be required to be resubmitted, foreign investors or foreign-funded enterprises which fail to report their investment information as requested will be required to take corrective measures or be subject to fines. Moreover, the Foreign Investment Law provides that a security examination mechanism will be established to examine any foreign investment activity that affects or may affect national security. The decision made upon the security examination may impact the operations of the foreign-funded enterprises.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. It remains that we are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities. According to Law, (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this Annual Report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplemented and specified the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures, which was issued on April 13, 2020 and was amended on December 28, 2021. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking; (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights; and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with the existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to continue listing on U.S. exchanges, and even when such permission is obtained, whether it will be denied or rescinded. Although the it is unclear whether Company is currently required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations remain unclear on whether the relevant requirements will be applicable to companies, which have been listed in the United States, such as us. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Overseas Listing Regulations.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective and replaced the Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator that is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Changes in PRC laws and regulations governing the VIE structure and its contractual arrangements could materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations governing the validity and enforcement of the VIE contractual arrangements. We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. Although we believe that we comply and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we are not in compliance with the applicable laws or if the governing law changed or were interpreted differently, the PRC government may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would severely disrupt our ability to conduct our business and we might not be able to assert contractual control rights over the assets of our PRC subsidiaries that conduct substantially all of our operations, and cause material adverse effect on our financial condition, results of operations and prospects.

On 15 March 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC, (the “Foreign Investment Law”), which came into effect on 1 January 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign-Owned Enterprises as the legal foundation for foreign investments in China. The Foreign Investment Law stipulates certain forms of foreign investment, which do not include the contractual arrangements as a form of foreign investment but stated that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. There are uncertainties in determining whether our contractual arrangements constitute foreign investments and there is no guarantee that our VIE contractual arrangements and the business of our PRC operating subsidiaries will not be materially and adversely affected in the future.

Rules and regulations in China can change quickly with little advance notice and the PRC government may intervene or influence a registrant’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. It is uncertain whether any new PRC laws, rules or regulations affecting our VIE structure will be adopted or if adopted, what they would provide. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”. There can be no assurance that the VIE Arrangements will be deemed by the relevant governmental or judicial authorities to be in compliance with the existing or future applicable PRC laws and regulations, or the relevant governmental or judicial authorities may in the future interpret the existing laws or regulations with the result that the contractual arrangements will be deemed to be in compliance of the PRC laws and regulations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the Chinese government has implemented certain measures in the past, including lifting the interest rate and to control the pace of economic growth. These measures may cause the decline of economic activities in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services, thus materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general and forms of foreign investment (including in respect of wholly foreign owned enterprises) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement depend to a large extent on relevant government policy and involve significant uncertainties that could limit the reliability of the legal protections available to us.

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and foreign investment in China-based issuers. In addition, the enforcement of laws and regulations in China can change quickly with little advance notice. In 2021, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

We cannot predict the effects of future developments in government policy or the PRC legal system in general. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all, or may involve substantial costs and unforeseen risks. An inability to obtain, or the incurrence of substantial costs in obtaining, such permits, authorizations and approvals may have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

The PRC government extensively regulates the Internet industry, including with respect to foreign ownership of and licensing and permit requirements pertaining to companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of the applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to:

●	there are uncertainties relating to the regulation of Internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenges, or we may fail to obtain permits or licenses that may be deemed necessary for our operations, or we may not be able to obtain or renew certain permits or licenses.

●	the evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, the Cyberspace Administration of China was established in 2014, as the central Internet censorship, oversight and control agency for the PRC. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including the online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of the existing PRC laws, regulations, policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this Annual Report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct all of our operations in China and all of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and most of our directors and senior executive officers are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside the mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China regarding the judgments of a court in any of these non-PRC jurisdictions in relation to any matters not subject to a binding arbitration provision may be difficult or even impossible.

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

In addition, the PRC tax authorities may require our PRC subsidiary that entered into contractual arrangement with our PRC VIEs to adjust its taxable income under the VIE arrangements it currently has in place with our VIEs and their respective shareholders in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure — Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our VIEs owe additional taxes, which could negatively affect our financial condition and the value of our ordinary shares”.

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

According to the relevant PRC regulations on FIEs, capital contributions to our PRC subsidiaries are subject to the requirement of making the investment information report to the competent departments for commerce through the enterprise registration system and the enterprise credit information publicity system. Any loans to our PRC subsidiaries, which are treated as FIEs under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange (“SAFE”), or its local branches; and our PRC subsidiaries may not procure loans which exceed either the cross-border financing risk weighted balance calculated based on a special formula or the difference between their respective registered capital and their respective total investment amount as approved by, or filed with, the MOFCOM or its local branches. Any medium- or long-term loan to be provided by us to our PRC subsidiaries must be filed and registered with the National Development and Reform Committee (“NDRC”), and the SAFE or their local branches. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Investment by PRC Residents”. We may not obtain these government approvals or complete such filings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to its PRC subsidiaries. If we fail to receive such approvals or complete such registrations, our ability to use offshore funds and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”) and was last amended on December 30, 2019 by Circular of the State Administration of Foreign Exchange on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange (“SAFE Circular 16”). SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of an FIE to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from offshore funds to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

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

To enable our customers to receive vehicles purchased from our Dealerships and other in-network dealers, we rely initially on the use of our own capital during the waiting period between customers and our financing partners. As our financing partners generally approve and release funds within a period of up to a few weeks to a Dealership or in-network dealer, we first release the funds in advance to the relevant Dealership or in-network dealership so that it can in turn release vehicles to its customers earlier than would otherwise be the case. As the vehicle purchase loan relationship is ultimately between the relevant customers and our financing partners, we do not consider our service as constituting a financial service requiring us to obtain any approval or license. However, we cannot assure you that the relevant PRC government agencies would reach the same conclusion. As of the date of this Annual Report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to the foregoing solutions we provide. However, given the evolving regulatory environment of the financial industry, we cannot assure you that we will not be required in the future by relevant governmental authorities to obtain approval or license to continue to provide such interim financing solutions used to speed up the vehicle purchasing procedure.

In addition, pursuant to the relevant laws and regulations, as Zhejiang Jieying and our Dealerships are regarded as operators of used car sales business, these entities are required to complete filing with the MOFCOM at the provincial level. We may fail to complete such filings in certain locations since the relevant authorities in those areas do not accept such filing application in practice due to the lack of local implementation rules and policies in such respects. We plan to submit our filing application as soon as the relevant governmental authorities are ready to accept such application. However, we cannot assure you that we can successfully complete the filing in a timely manner, or at all. Failure to comply with the filing requirements may subject our business to restrictions. As a result, our business and results of operations may be materially and adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (“SDR”), and decided that with effect from October 1, 2016, the Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Historically we received all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on the dividend payments from our PRC subsidiaries to fund any cash and financing requirements that we may have. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, trade and service-related foreign exchange transactions, can be all made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulations require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise, if (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in the control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law that became effective in 2008 requires that transactions that are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules, consisting of the Provisions of MOFCOM on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2011, and the Notice of the General Office of the State Council on Establishment of Security Review System pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in March 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approvals or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect its ability to expand its business or maintain its market share.

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

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as the change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as the increase or decrease of capital contributions, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents.

If our shareholders who are PRC residents fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015 and was last amended on December 30, 2019 by Circular of the State Administration of Foreign Exchange on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have urged all of our shareholders who, to our knowledge, are subject to the SAFE regulations to register with the local SAFE branch. There can be no assurance, however, that all of these shareholders will continue to make required filings or updates on a timely manner, or at all. Furthermore, there can be no assurance that we are or will in the future continue to be informed of the identities of all the PRC residents holding direct or indirect interest in us. Any failure or inability by such shareholders to comply with the SAFE regulations may prevent us from making distributions or paying dividends or subject us to fines or legal sanctions. For example, there may be restrictions on our ability to engage in cross-border investment activities or the ability of our PRC subsidiaries to distribute dividends to, or obtain loans denominated in foreign curries from us. As a result, our business operations and our ability to make distributions to the shareholders could be materially and adversely affected.

Measures for the Administration of Overseas Investment was issued on September 6, 2014 and came into effect on October 6, 2014. In December 2017, the NDRC further promulgated the Administrative Measures of Overseas Investment of Enterprises, which became effective in March 2018. Pursuant to these regulations, any outbound investment of PRC enterprises in the area and industry that are not sensitive is required to be filed with the MOFCOM and the NDRC or their local branches.

Any failure or inability by enterprises to comply with SAFE and outbound investment related regulations may subject the responsible officers of such enterprises to fines or legal sanctions, and may result in an adverse impact on us, such as restrictions on the ability to contribute capital and receive dividends.

Any failure to comply with the PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the PRC laws. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Employee Stock Options Plans”.

In addition, the State Administration of Taxation (“SAT”), has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have the obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the relevant laws and regulations, we may face sanctions which imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Employee Stock Options Plans”.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. For detailed discussions of the applicable laws, regulations and implementation rules, see “Item 4. Information on the Company — B. Business Overview —Regulation — Regulations on Taxation — Enterprise Income Tax”.

We believe that none of our entities outside China is a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Taxation — Enterprise Income Tax”. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, then we or any such subsidiaries could be subject to PRC tax at a rate of 25% on worldwide income, which could materially reduce our net income. In addition, we would also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares and dividends distributed to its non-PRC shareholders may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the value of our ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions that we may pursue in the future.

The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015 and amended in 2017 (“SAT Circular 7”), and the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“SAT Circular 37”). Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (that is, properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interests or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interests in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC laws without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Each of the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

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

SAT Circular 37 took effect on February 3, 2015 and was last amended on December 29, 2017. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among other things, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

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

We lease offices, showrooms and warehouse spaces from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt the use of such offices, showrooms or warehouses, which may in turn adversely affect our business operations. For example, certain buildings and the underlying lands are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. There can be no assurance that the lessor has obtained all or any approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. There can be no assurance that title to these properties which we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with the relevant PRC governmental authorities as required by the PRC law, and although failure to do so does not invalidate the leases per se, we may not be able to defend these leases against bona fide third parties.

We are not aware of any actions, claims or investigations being contemplated by the governmental authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interests and may be ordered to vacate the affected premises, thus materially and adversely affect our business and operating results.

If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our shares. A trading prohibition for our shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors, if any, would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report,is registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Bernstein & Pinchuk LLP is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

Our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as our Company, there are uncertainties about the ability of the auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other automobile retailers;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for automobile retailers;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	announcements and implementation of business mergers and acquisitions, including the pending merger with Haitaoche Limited;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares, and sales or perceived potential sales of additional ordinary shares.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, may adversely affect the market price of our ordinary shares. As of March 31, 2022, we had 174,859,644 ordinary shares outstanding, including 47,804,300 ordinary shares that are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volumes and other restrictions as applicable under Rules 144 and 701 of the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act of the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our ordinary shares.

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

Our board of directors (the “Board”) has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

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

Our current memorandum and articles of association contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions, including a provision that grants authority to our Board to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all which may be greater than the rights associated with our ordinary shares. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our Board has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our Board decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

A non-United States corporation will be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year if either: (i) at least 75% of its gross income for such year is passive income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ordinary shares, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future.

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

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”.

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have elected to following our home country practice in lieu of certain corporate government requirements of the Nasdaq Stock Market. See “Item 16G. Corporate Governance”. As a result, our shareholders may be afforded less protections than they otherwise would under rules and regulations applicable to the U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, our Board members or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. If we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management efforts towards ensuring the compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may have conflicts of interest with Renren and we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Renren and us in a number of areas relating to past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Indemnification arrangements with Renren. In connection with the Business Combination, we have agreed to indemnify Renren with respect to lawsuits and other matters relating to our consumer auto business, including operations of that business when we were a private company and a subsidiary of Renren. These indemnification arrangements could result in our or our having interests that are adverse to those of Renren, for example, with respect to the settlement arrangements in litigations. In addition, under these arrangements, we have agreed to reimburse Renren for liabilities incurred (including legal defense costs) in connection with any litigations, while Renren will be the party prosecuting or defending the litigations.
●	Non-competition arrangements with Renren. In connection with the Business Combination, we have entered into a non-competition agreement with Renren under which we agree not to compete with each other’s core business.
●	Employee recruiting and retention. We may compete with Renren in the hiring of new employees, particularly with respect to media and advertising-related matters. In connection with the Business Combination, we have entered into a non-solicitation arrangement with Renren that restricts us from hiring any of each other’s employees.
●	Board members or executive officers. A member of our Board, Mr. James Jian Liu, is also Renren’s chief operating officer. In addition, we may grant incentive share compensation to Renren’s employees and consultants from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions that may have potentially different implications on Renren and us.
●	Sale of shares in our company. Renren may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influences over our business or affairs. Such a sale could be contrary to the interests of our Company or our other shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

History of CM Seven Star

Our company, formerly known as CM Seven Star Acquisition Corporation (“CM Seven Star”), was incorporated in the Cayman Islands as an exempted company on November 28, 2016. We were originally a blank check company formed for the purpose of entering into merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses.

On October 30, 2017, we consummated an initial public offering, and a total of US$206,362,930 of the net proceeds from the sales described above were placed in a trust account established for the benefit of our public shareholders.

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

Upon the closing of the Business Combination, we acquired 100% of the issued and outstanding securities of KAG, in exchange for approximately 28.3 million ordinary shares of our company. Out of the 28.3 million shares, there were 3.3 million ordinary shares (“indemnity shares”) held in escrow as potential indemnity for claims that may be asserted under the Share Exchange Agreement. An additional 4.7 million ordinary shares of our Company were reserved for issuance under an equity incentive plan in exchange for outstanding options in KAG, which were cancelled at the closing of the Business Combination. Additionally, 19.5 million earnout shares were to be issued and held in escrow. Renren may be entitled to receive earnout shares under certain prequalification conditions. Immediately after the Business Combination, Renren owned approximately 56% of our issued and outstanding ordinary shares without taking into account the indemnity shares and the earnout shares in escrow account as discussed above. In November 2020, the Board of the Company resolved to waive the satisfaction of prequalification conditions for the earnout shares discussed above and release and transfer the 19.5 million earnout shares to Renren. Renren received a total of 22.8 million shares including the 3.3 million indemnity shares and the 19.5 million earnout shares in November 2021.

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

In 2017, Renren’s finance business, as well as certain shell companies were transferred to KAG, and certain reorganization steps were undertaken. The main components of the reorganization include:

●	Establishment of Zhejiang Jieying (renamed from Shanghai Jieying). In February 2017, Zhejiang Jieying was established in the PRC by Mr. Thomas Jintao Ren. In April 2017, Mr. Ren transferred 1% of the equity interests he held in Zhejiang Jieying to Ms. Rui Yi. Both Mr. Ren and Ms. Yi were nominee shareholders designated by Renren. Shortly after that, Zhejiang Jieying and its nominee shareholders entered into a series of contractual arrangements with a subsidiary of KAG, Beijing Jiexun Shiji Technology Development Co., Ltd., or Beijing Jiexun, which enabled Beijing Jiexun to be the primary beneficiary of Zhejiang Jieying.
●	Transfer of Equity Interests of Renren Finance and its subsidiary. In April 2017, the equity interests of Renren Finance, Inc., a subsidiary of Renren, were transferred to KAG for nil consideration. Renren Finance Inc. and its subsidiary were mainly engaged in the provision of internet-based financing to used car dealerships.
●	Transfer of Equity Interests and Reorganization of Qianxiang Changda. In May 2017, Qianxiang Changda, which was formerly a subsidiary of a consolidated variable interest entity of Renren, was transferred to Mr. James Jian Liu and Ms. Jing Yang for a consideration of RMB50 million, which was equal to the paid-in-capital of Qianxiang Changda. Mr. Liu and Ms. Yang were nominee shareholders designated by KAG. In June 2017, Qianxiang Changda and its nominee shareholders entered into a series of contractual arrangements with Beijing Jiexun, which enabled Beijing Jiexun to be primary beneficiary of Qianxiang Changda. In 2016 and 2017, Qianxiang Changda terminated and/or transferred to Renren certain parts of its financing services business, including wealth management services, credit financing to college students and apartment rental financing. After the reorganization of KAG in 2017, Qianxiang Changda was only engaged in the provision of financing to used car dealerships.
●	Establishment of Shanghai Auto and Amendments to the Contractual Arrangements with Qianxiang Changda and Zhejiang Jieying. In August 2017, Shanghai Auto was established in the PRC by KAG. At the same time, Zhejiang Jieying and Qianxiang Changda terminated their contractual agreements with Beijing Jiexun and entered into the similar contractual agreements with Shanghai Auto. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Agreements with Our VIEs and Their Shareholders” for additional details on the current contractual arrangements that we have with our VIEs.

In the first quarter of 2017, KAG was renamed as Renren Auto Group, and launched its first Dealership later that year. In the first quarter of 2018, KAG was further renamed as Kaixin Auto Group.

History and Development after the Business Combination

Immediately prior to the completion of the Business Combination, our Company was renamed as Kaixin Auto Holdings (“KAH”).

On June 28, 2019, we determined that we qualify as a “foreign private issuer” as defined under Rule 3b-4 of the Exchange Act, and started reporting under the Exchange Act as a foreign private issuer.

Haitaoche Acquisition

On November 3, 2020, we entered into a binding term sheet with Haitaoche pursuant to which Haitaoche will merge with a newly formed wholly-owned subsidiary of ours, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of ours. On December 31, 2020, a definitive share purchase agreement was entered into between Kaixin and Haitaoche in connection with the Haitaoche Acquisition pursuant to which Kaixin agrees to issue to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche. The closing of the Haitaoche Acquisition was subject to a number of closing conditions, including the relevant approval by NSDAQ Stock Market pursuant to Rule 5110(a) of the Nasdaq Stock Market. We received such approval on April 15, 2021. On June 25, 2021, our Company issued an aggregate of 74,035,502 ordinary shares through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche, pursuant to the share purchase agreement which was entered into on January 4, 2021. Following the issuance, Haitaoche shareholders and former Kaixin shareholders own 51.61% and 48.39%, respectively, of the post-closing outstanding KAH ordinary shares (on a fully diluted basis). Following the consummation of Haitaoche Acquisition, Haitaoche became a wholly-owned subsidiary of the Company. The management of Haitaoche became the management of the combined entity, resulting in the reverse acquisition of KAH whereby Haitaoche is deemed to be the acquirer for accounting purposes.

Following the completion of the reverse acquisition, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of KAH are included in the Company’s consolidated balance sheet as of June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021.

Haitaoche is a holding company incorporated under the laws of the Cayman Islands on January 13, 2015. Haitaoche conducts operations through its variable interest entities in the People’s Republic of China. The Company is mainly engaged in sales of imported automobiles in PRC.

Our principal executive offices are located at 9/F, Black A, Dongjin International Center, Huagong Road, Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number at this address is +86 10 67204948. Our registered office is situated at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor,Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B.	Business Overview

The Company is primarily engaged in the sales of domestic and imported automobiles in the PRC. We are committed to providing a superior car purchase and ownership experiences to our customers. Our passion and professionalism build trust and long-term customer loyalty.

We are a leading premium used auto dealership group in China. As of December 31, 2021, we had 14 used car Dealerships covering 14 cities in 12 provinces in China. On average, our Dealership operators have over ten years of experiences in the used car industry. We provide used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover, Bentley, Rolls-Royce, and Porsche. In addition to auto sales, for the convenience of our customers, we also provide financing channels to customers and other in-network dealers through our partnerships with financial institutions.

China is the world’s largest automotive market both in demand and supply in 2021. China’s used car market is characterized by the lack of brand differentiation and limited industry consolidation. Among more than 100,000 used car dealerships in China, the largest dealer brand commands only approximately 2% of the market, according to iResearch.

Kaixin launched our first Dealership market in mid-2017, and the Dealerships sourced, marketed and sold approximately 6,005, 664 and 1,630 vehicles to customers across China in 2019, 2020 and 2021, respectively.

On June 25, 2021, we closed the Haitaoche Acquisition. Haitaoche is a China-based merchant for domestic and imported automobiles. The manufacture and distribution of automobiles are undergoing significant changes in China, which are expected to create new opportunities and business models. Haitaoche strives to become a leading automobile retail platform in China. In addition to maintaining its domestic and imported new car sales business, it plans to expand into electronic vehicles and other business areas. Haitaoche aims to enter into strategic cooperation agreements with multiple electronic vehicle manufacturers in China and serve a wider group of distributors and consumers. Haitaoche sourced, marketed and sold approximately 431, 33 and 184 vehicles to customers across China in 2019, 2020 and 2021, respectively.

By integrating the operations and resources of Haitaoche with the used car dealership business, we are engaged in the sales of both new and used, domestic and imported automobiles and will be actively looking for opportunities to expand into the business area of electronic vehicles. We have set up the New Energy Vehicles Department in 2021 and working on the R&D for producing a NEV prototype around mid-2022 and target to deliver the NEV to customers around the end of 2022. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start with developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage. Reference is made to the Form 6-K which the Company filed with SEC on August 26, 2021, the Company has reached a binding term sheet to acquire 100% equity of Henan Yujie Times Automobile Co., Ltd. (“Yujie”) through new share issuance. Yujie is a Chinese electronic vehicles (“EV”) manufacturer specialized in small size multi-function EVs.

In addition, we have reached into a strategic partnership with Beijing Bujia Technology Co., Ltd. (“Bujia”) and obtained a sales order for 5,000 new energy logistics vehicles with Bujia, a leading automobile logistics service provider in China. It will order a total of RMB1 billion (equivalent to around US$156 million) worth of new energy vehicles from our Company in 2022 and 2023, and the sales order is the initial implementation of the 10,000-unit intentional order reached between Kaixin and Bujia in 2021. We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs.

Value Propositions to Car Buyers

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

Our Businesses

Kaixin have pioneered an innovative business model, under which it had obtained control of Dealerships across China, providing them with an integrated technology system, centralized operational control and management, a unified brand and capital support. Kaixin primarily generate revenues from sales of used cars, as well as fees obtained from its role as a channel partner for third-party auto financing and other value-added service providers. Of the Dealerships’ total revenues in 2019, 2020 and 2021, revenues from auto sales accounted for 99.4%, 99.5% and 100%, respectively.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained Kaixin’s inventories in the Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. Therefore, Kaixin wrote down a significant amount of inventory prepayments in 2019. By early 2021, we reached agreement with a majority of the non-controlling shareholders to settle the disputes over the allocation of assets and confirm our mutual commitment to the growth and revamp of our car sale business. The net impact on the recoverable amounts of the previously detained and impaired assets was US$2.9 million, which have been recorded as a reduction of general and administrative expense for the year ended December 31, 2020. Following the consummation of the Haitaoche Acquisition in June 2021, our used car sales business gradually resumed operations in the majority of the Dealership locations, which complement the new car sales in the Haitaoche business unit.

Our Dealership Network

As of December 31, 2021, we had 14 Dealerships. Our network of Dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumers’ demand and opportunity for growth is most favorable.

Dealership Evaluation and Selection Process

In expanding our network of Dealerships, we carefully consider potential markets and conduct a systematic evaluation of each potential new site, using a scoring system that we have developed internally. In our scoring system, we consider a number of factors in the area served, including:

●	location, nature and quality;
●	population density;
●	age distribution and average disposable income of consumers;
●	spending patterns, dining habits and frequency of consumers;
●	locations of other car dealerships;
●	estimated customer traffic;
●	structure of the dealership, including availability of showroom and parking space; and
●	rental costs, lease economics and estimated return on investments.

Management of Dealerships

We have adopted an operating model for our auto sales business, which we believe aligns the economic interests of our Dealerships with our overall business. We provide capital, a unified brand, technology system and operational coordination to our Dealerships, in which we retain majority control. Under this model, all of the cash flows, operational activities and financial and accounting recordkeeping across our Dealerships are centrally managed. We believe that our dealership model promotes customer loyalty and provides significant operational advantages, by introducing standard practices, such as operational rules, legal documentation and processes. It also creates a common culture to promote bonding and buy-in among our direct employees, dealers and other workers.

Our internal team for Dealership management is responsible for development and expansion of our Dealership network. One of their responsibilities is to monitor the compliance with the operational obligations for the management of our Dealerships. In the event that the operating obligations as agreed in the equity purchase agreement are not fulfilled, we are entitled to recourse against the seller of the Dealership or terminate the equity purchase agreement. We also have the option to terminate the equity purchase agreement in certain circumstances, including but not limited to, the death or incapacity of the seller, issues of integrity or criminal conviction of the seller, material default by the seller, or our failure to complete an initial public offering within three years following signing of the relevant equity purchase agreement due to third-party reasons or force majeure. A seller may suspend or terminate Dealership services voluntarily or involuntarily due to various reasons, including our failure to complete an initial public offering within three years following entry into the relevant equity purchase agreement for reasons other than third-party reasons or force majeure. In connection with the Business Combination, we entered into amendment agreements with Dealership operators in January 2019 pursuant to which it was confirmed that the Business Combination qualifies as an initial public offering, that shares payable to the Dealership operators as consideration shall be adjusted to reflect the earnout and indemnification arrangements in the Business Combination, and that Renren will be responsible for settling contingent obligations to Dealership operators.

Our relationships with our Dealerships are described in further details below under “—Certain Legal Arrangements — Legal Arrangements with Dealerships”.

Planned Entry into the NEV Market

By integrating the operations and resources of Haitaoche with the used car dealership business, we are currently engaged in the sales of both new and used, domestic and imported automobiles and will be actively looking for opportunities to expand into the business area of electronic vehicles. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start with developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage. Reference is made to the Form 6-K which the Company filed with SEC on August 26, 2021, the Company has reached a binding term sheet to acquire 100% equity of Henan Yujie Times Automobile Co., Ltd. (“Yujie”) through new share issuance. Yujie is a Chinese electronic vehicles (“EV”) manufacturer specialized in small size multi-function EVs. The Company is still currently negotiating specific terms of the acquisition of Yuejie and there is no formal agreement being reached yet.

In addition, we have signed a sales order for 5,000 new energy logistics vehicles with Beijing Bujia Technology Co., Ltd. (“Bujia”), a leading automobile logistics service provider in China. Bujia will order a total of RMB1 billion (equivalent to US$156 million) worth of new energy vehicles from our Company in 2022 and 2023, and the sales order is the initial implementation of the 10,000-unit intentional order reached between Kaixin and Bujia in 2021. We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs.

Certain Legal Arrangements

We have entered into a series of legal arrangements with our Dealerships and other related parties, which are described in further details below.

Legal Arrangements with Dealerships

Equity Purchase Agreement

One of our variable interest entities, Zhejiang Jieying, is the contracting party under the equity purchase arrangements relating to our Dealerships, as supplemented from time to time. In addition to the equity purchase agreements, we also purchased all car inventories from each dealership for cash at fair value. Pursuant to the relevant equity purchase agreement, Zhejiang Jieying, as purchaser, agrees with the shareholder(s) of an existing car dealership, as seller(s), to purchase a majority interest in the business according to the terms summarized below:

●	The shareholder(s) of the dealership agree to set up a new special purpose holding entity to which the shareholder(s) transfer the eligible assets, employees and business contracts owned and leased by the existing dealership to Zhejiang Jieying. In turn, Zhejiang Jieying agrees to subscribe for a portion of the equity from the seller(s) and contributes cash to the new entity to ultimately hold 70% of the equity interests in the new entity, consisting of 40% of the equity interests in the new entity transferred from the seller(s) (“Transferred Equity”), and 30% of the equity interests in the new entity as a capital increase of the new entity (“New Equity”).
●	As consideration for the Transferred Equity, Zhejiang Jieying agrees to pay to the shareholder(s) shares issued by KAG or other future overseas holding entity of Zhejiang Jieying (“Listing Entity”), to the seller(s) or seller’s overseas holding entity, at the per share valuation in the listing of the Listing Entity (“Listing”), calculated as follows:
o	First Payment: The amount of the first payment is calculated as all pre-tax operational profits generated by the special purpose holding company prior to the Listing multiplied by Zhejiang Jieying’s ownership percentage in the special purpose holding entity.
o	Subsequent Payments: The total amount of the subsequent payments is calculated as all pre-tax operational profits generated by the special purpose holding company during the relevant performance benchmark period, multiplied by Zhejiang Jieying’s ownership percentage in the special purpose holding company, multiplied further by a factor of 12, payable in five equal installments.
●	The calculation method of the acquisition price involved in the special purpose holding company’s acquisition and opening of a new Dealership Outlet is the same as the above provisions, but the date of calculation of the specific performance benchmark period shall be determined by the board of directors of the special purpose holding company.
●	Each subsequent payment is subject to adjustment based on a performance target of a compound growth rate of the special purpose holding company’s profit of 110%, using the initial performance benchmark period as the baseline. In the event that the special purpose holding company’s performance exceeds the target for the year, the share consideration payable to it shall be increased proportionally, up to an amount equal to 250% of the number of shares nominally payable for such performance benchmark period. In the event that the special purpose holding company’s performance is lower than the target for the relevant year, the value of the share consideration payable to it shall be proportionally reduced, subject to a bottom limit of 50% of the value of shares nominally payable for the relevant period.

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

Ancillary Agreements with Dealerships

In addition to the equity purchase agreements governing the major aspects of the legal and financial relationships between us and the partners with whom we work to operate our Dealerships starting in 2018, we have also entered into a series of ancillary agreements, which are generally designed for the compliance with PRC laws and regulations and for value-added tax optimization purposes. Revenue for 2019, 2020 and 2021 was primarily generated from transactions under these ancillary agreements and we expect future revenue from automobile sales to be primarily generated from transactions under these ancillary agreements. Prior to 2018, our used car purchase and sale agreements generally resulted in Zhejiang Jieying being considered as the legal owner of such vehicles, including while they were held in inventory.

The following is a summary of the typical key terms of the ancillary agreements which we entered into in connection with our auto sales operations since mid-2021. We may depart from these terms from time to time based on local conditions, counterparty’s demands, tax or regulatory considerations or other reasons.

●	Used Vehicle Purchase Agreement. Pursuant to the agreement among the owner of a used car as seller, the Jieying Legal Representative as purchaser, and a Dealership employee, as registered owner:
o	The Jieying Legal Representative is to purchase the used car and register it in the name of a designated employee of the relevant Dealership.
o	Zhejiang Jieying provides technology consulting services and operational management system services to the Jieying Legal Representative, who in turn pays service fees to Zhejiang Jieying.
●	Used Car Agency Services Agreement. Pursuant to the agreement between the Jieying Legal Representative and the relevant Dealership:
o	The Dealership entrusts Jieying Legal Representative to purchase, sell, manage, repair and show used cars on its behalf.
o	The Jieying Legal Representative is to complete the transfer procedures for the purchase and sale of automobiles.
●	Vehicle Consignment Agreement. Pursuant to the agreement between the Jieying Legal Representative, as principal, and a Dealership employee, as agent:
o	The Jieying Legal Representative authorizes the Dealership employee to purchase a vehicle on his or her behalf.
o	The Jieying Legal Representative authorizes the Dealership employee to register such Dealership employee as the named transferee of the vehicle and the owner of the vehicle, while the Jieying Legal Representative retains legal ownership of the vehicle.
o	When the vehicle is sold by the Jieying Legal Representative, the Dealership employee is responsible to handle third-party transfer procedures in a timely manner.
●	Loan and Service Agreement. Pursuant to the agreement between the Jieying Legal Representative, as borrower, and Zhejiang Jieying, as lender:
o	Zhejiang Jieying provides loans to the Jieying Legal Representative for purchasing used cars.

o	Proceeds from the used cars sold by the Jieying Legal Representative on behalf of Zhejiang Jieying are used in their entirety to repay the loan. Proceeds in excess of the principal are designated as a service fee paid to Zhejiang Jieying from the Jieying Legal Representative.
●	Used Vehicle Sales Agreement. Pursuant to the agreement among the Jieying Legal Representative, as seller, a customer, as purchaser, a designated Dealership employee, as the registration transferor, and the Dealership, as service provider:
o	When the Jieying Legal Representative sells a used car to the customer, the automobile registration is transferred from the Dealership employee to the customer. The sale proceeds are transferred to the account designated by the management of Zhejiang Jieying.
o	Zhejiang Jieying provides technology consulting services and operational management system services to the Jieying Legal Representative, who in turn pays service fees to Zhejiang Jieying, which are deducted from the proceeds of the car sales.

To illustrate, when we source an automobile pursuant to a Used Vehicle Purchase Agreement, the seller is entitled to payment for the car, and the legal title is transferred to the Jieying Legal Representative, with the registration in the name of a Dealership employee. The Jieying Legal Representative is authorized to enter into this purchase agreement pursuant to the Used Car Agency Services Agreement, and the Dealership employee similarly is authorized to enter into the agreement pursuant to the Vehicle Consignment Agreement. Funds are paid by Zhejiang Jieying through the Dealership to the seller of the car.

When a used car is sold, the Jieying Legal Representative transfers the legal ownership to the purchaser, while the Dealership employee completes the registration transfer from his or her name to the name of the purchaser. The proceeds are remitted to Zhejiang Jieying.

Based on the agreements, neither the Jieying Legal Representative nor the Dealership employee bears any risk of loss or has any future economic benefits. Neither party ever places their own funds at risk and any potential losses resulting from the purchase and sale of the car are borne by Zhejiang Jieying. Similarly, neither of these individuals is able to benefit from the expected increase in the price of the car resulting from completion of sale to a third-party customer; all of the future economic benefit is remitted directly to Zhejiang Jieying. Additionally, Zhejiang Jieying effectively controls the entire process starting from the purchase of the car, including from whom to purchase a car, the purchase price, and ultimately the sale of the car to a third party. In addition, Zhejiang Jieying has the sole discretion as to which Jieying Legal Representative will enter into the Loan and Service Agreement with Zhejiang Jieying and to which Dealership employee that it will assign to complete the registration of the car. Furthermore, it is within Zhejiang Jieying’s sole power to redirect the Loan and Service Agreement, title and registration of the car.

When the special purpose entity holding one of our Dealerships is formed, the prior owner holds 30% of the equity interests in the entity, and Zhejiang Jieying holds 70% of the equity interests. We provide inventory financing to these Dealerships using our own funds as well funds from third-party financing partners. We also monitor the financial performance of our Dealerships on a real-time basis through our information system.

Settlement arrangement with noncontrolling shareholders of dealerships over disputes

Starting from 2019, due to disagreements with certain noncontrolling shareholders on operational matters, some noncontrolling shareholders detained the Company’s inventories in certain dealerships. Due to the uncertainty in realizing inventory held by these dealerships and prepayments made to these dealerships for future car purchases, Kaixin wrote down a significant amount of inventory and prepayments in 2019. The Company has had ongoing negotiations with these noncontrolling shareholders and the Company has reached settlement agreements with some of these noncontrolling shareholders in the second half of 2021.

The following is a summary of the key terms of the settlement agreements which we entered into with certain noncontrolling shareholders. We may depart from these terms from time to time based on local conditions, counterparty’s demands, or other reasons.

Amendments to Used Car Agency Services Agreement. Pursuant to the agreement among Zhejiang Jieying, the relevant Dealership and the noncontrolling shareholders of such Dealership:

○	The noncontrolling shareholders agree to repay a settlement amount in the form of inventory and/or repayment of prepayment to Zhejiang Jieying based on a set schedule.

Amendments to Equity Purchase Agreement. Pursuant to the agreement among Zhejiang Jieying and the noncontrolling shareholders of relevant Dealership:

○

Zhejiang Jieying commits to furnish the noncontrolling shareholders a certain number of the Company’s ordinary shares following a schedule tied to the noncontrolling shareholders’ performance of settlement payment duties as specified in the Amendments to Used Car Agency Services Agreement.

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

Legal Arrangements with Financial Institutions

Financial institutions are important business partners to our Dealerships. We act as a key channel partner for financial institutions to participate in the rapidly expanding and dynamic automotive finance industry in China. Traditional financial institutions typically lack the necessary technology, human resources, industry specialization and/or geographical reach to provide automotive financing, especially in tier two and below cities. Our services enable financial institutions to broaden their reach to car buyers through our apps and network of Dealerships. Our collaboration with financial institutions has enabled us to scale up our business and facilitate a large number of car sales without straining our own capital resources. We receive service fees from financial institutions for facilitating automotive financing transactions to car buyers.

Through our VIE, Zhejiang Jieying, we entered into agreements with Ping An Bank, for whom we source customers who take out loans from the bank. Pursuant to these agreements, we direct our Dealerships to offer loans to customers when making a sale. When a loan is made, the financing partner pays service fees to Zhejiang Jieying, calculated based on the principal amount of the loan and the interest rate, provided that the term of the loan shall be three years. Our cooperation agreement with Ping An Bank expired on June 30, 2020. There is no current plan to renew the agreement in the near term.

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

Customer Lifecycle

Our customers typically experience the following service stages:

●	Search and Discovery. We attract customers through a variety of channels, including referrals, walk-ins, especially for certain of our Dealerships located in prime areas, and online performance-based advertising. We believe that referrals are key to our customers as they want to purchase used cars from a business which they can trust. Our website and mobile apps allow prospective car buyers to instantly browse, research, filter and identify vehicles that interested them from an inventory of hundreds of automobiles that we offer for sale at any given time. We have also developed a series of innovative features to enhance customer experience and enable better product discovery, such as engaging images and other content, as well as easy-to-use site navigation tools and personalization features. In addition, we also utilize other online vertical channels such as Autohome and 58.com. When customers click on the listings, they are able to leave their contact information, which will be forwarded to our sales team at the relevant Dealership. A member of the Dealership sales team will make an appointment with the customer to visit the showroom.

●	Transaction Execution. A customer may decide to purchase a vehicle on the first visit to a Kaixin showroom, although in the premium segment, customers often spend some time before making a final purchase decision. Once a purchase decision has been made, the customer is able to complete the purchase at a Dealership Outlet and if desired, apply for a loan to purchase the car through one of our partners. They are able to complete purchases rapidly, pending only approval of financing when it is required. Once a loan is approved by one of our main financing partners, there is typically a waiting period of up to a few weeks before the bank releases the loans to the customer. We use our own capital during the interim period between approval and the release of funds by the financing partner. We strive to limit hidden fees, such that a single price we charge includes transfer of title and registration fees.
●	Financing and Payment. Through our financing partners, we offer down-payment and monthly payment combinations that allow customers to choose their preferred financing. We have integrated our system with that of our financing partner to allow customers to apply for financing online or on-site at our Dealership Outlets.
●	Trade-in. In the event a customer wishes to trade in an existing car, we can quickly provide a price estimation with our technology system powered by big data analytics. We typically offer favorable trade-in terms in connection with the sales.
●	Post-sale customer care. Once customers receive their cars, our customer service representatives manage the post-sale coordination and service call process. We believe our post-sale services help cement the confidence of our customers in the quality of our vehicles, which in turn leads to referrals and repeat purchases.

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

In March 2018, Renren transferred to us the kaixin.com domain name and, in May 2018, an affiliate of Renren granted us an exclusive license to use its “Kaixin” brand. Further, we have successfully registered our brand name “开心汽车” which translates to “Kaixin Auto” in class 35 for services including promotion for others, purchase for others, providing online markets for sellers and purchasers of goods and services, marketing, etc., which is crucial to our business. However, trademark registrations in other categories related but less crucial to our business, including automobile maintenance, have not been obtained by us or an affiliate of Renren. Therefore, for such business, we are unable to prevent any third party from using the Kaixin brand for business that is the same or similar to ours. As China has adopted a “first-to-file” trademark registration system and there are trademarks similar to our brand which have been registered in those categories that are related to our business, we may not be able to successfully register our brand and may be exposed to risk of infringement with respect to third party trademark rights. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We may be unable to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position”.

Seasonality

Our automobile sales business is affected by seasonality in automobile sales, which tends to affect dealers’ needs for financing for new inventory. Automobile sales tend to be lower in the first quarter of each year than in the other three quarters due to the effect of the Chinese New Year holiday. As our auto sales business is still growing rapidly, seasonality may be less evident than it otherwise would be, and as the business continues to evolve, the nature of seasonality may change.

Regulation

This section summarizes the current major PRC laws and regulations which are relevant to our business and operations.

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

Under the Used Automobile Trading Measures, a seller of used automobiles must verify certain background information regarding the automobiles for sale, including verification of the identity certificate and driver’s license of the previous owner, the number plate of the automobile, the motor vehicle registration certificate, proof that the automobile has passed the security technical examination, automobile insurance, and payment certificates of relevant taxes and fees. Used automobile retailers shall also provide quality guarantees as well as after-sales services, information about which shall be clearly indicated at its business location. Furthermore, under certain circumstances, used automobiles are prohibited from being resold, including instances where an automobile has been discarded as unusable, been required to be discarded, or been obtained by illegal means, such as theft, robbery or fraud.

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

Regulations on Automobile Sales

On April 5, 2017, the Ministry of Commerce promulgated the Measures on the Administrations of Sales of Automobile, or the Measures on Sales of Automobile, which came into effect on July 1, 2017 and the original Implementation Measures for the Administration of Sales of Branded Automobile (the “Branded Automobile Sales Measures”) was abolished at the same time. According to the Measures on Sales of Automobile, the supplier and distributors of automobiles within the territory of the PRC shall build up an integrated system for automobile sales and after-sales services, guarantee supply of the related auto accessory, provide timely and effective after-sales services, and strictly follow the regulations concerning, among others, 3R (i.e. “replace, repair and refund”) and recall of household automobiles to guarantee consumers’ legitimate rights and interests. A dealer who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibilities in writing. When the dealer sells the car to the consumer, it shall verify the valid identity of the registered consumers, sign the sales contract, and issue the sales invoice.

Regulations on Parallel-import Automobile Sales

On February 22, 2016, the Ministry of Commerce, the MIIT, Ministry of Environmental Protection, Ministry of Transport, General Administration of Customs, General Administration of Quality Supervision and Inspection and Quarantine and Certification and Accreditation Administration of the People’s Republic of China jointly issued Several Opinions on Promotion of Pilot Program of Parallel-import Automobile (“the Parallel-import Automobile Opinions”). According to the Parallel-import Automobile Opinions, the pilot enterprises of Parallel-import Automobile can import automobile and establish a distribution network without authorization from a supplier, and can apply for an automatic import license for automobile product according to its actual business operation requirements. Pilot enterprises shall be subject to the relevant regulations on the administration of automatic import license, submit the license for verification and complete the customs formalities at the import entrance.

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

On January 30, 2018, the Ministry of Commerce, the MIIT, the Ministry of Public Security, the Ministry of Environmental Protection, the Ministry of Transport, the General Administration of Customs, the General Administration of Quality Supervision and Inspection and Quarantine, and the Certification and Accreditation Administration of the People’s Republic of China jointly issued a Reply on Issues for Conducting Pilot Programs for the Parallel-import of Automobiles in Inner Mongolia and the Other Areas (“the Parallel-import Automobile Reply”), approving automobile parallel import pilot programs in the Manchuria Port of Inner Mongolia, Zhangjiagang Free Trade Zone in Jiangsu Province, Zhengzhou Railway Port in Henan Province, Yueyang Lingji Port in Hunan Province, Qinzhou Free Trade Zone in Guangxi Zhuang Autonomous Region, Haikou Port in Hainan Province, Railway Port in Chongqing, and Qingdao Qianwan Free Trade Zone.

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

Regulations on the Car Rental Industry

On April 2, 2011, the Ministry of Transport, or MOT, promulgated the Circular on Promoting the Healthy Development of the Car Rental Industry (the “MOT Circular”), which sets forth guidelines for the car rental industry, including, among others, encouraging large car rental enterprises to establish a national or regional car rental network.

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

The Regulations on Administration of Maintenance of Motor Vehicle, issued by the Department of Transportation on June 24, 2005 and amended on August 8, 2015, April 19, 2016, June 21, 2019 and August 11,2021, defines motor vehicle maintenance business to include maintenance of automobiles, vehicles for transportation of dangerous cargo, motorcycles, and other vehicles. The maintenance of automobiles is further classified into three categories depending on the specific business scope. The regulation further clarifies the requirements and reference standards for locations, equipment, technicians, management systems and environmental protection measures, as well as the procedure of application for the road transportation license. Moreover, operators of motor vehicle maintenance services are subject to several requirements during operation, including having its operation permit visible on a signboard at its service operation location.

Regulations on Financing Leasing

In September 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises (the “Leasing Measures”), to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial businesses such as accepting deposits, and providing loans or entrusted loans. Without the approval from the relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financing and internal risk control system, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets.

Regulations on Vehicle Leasing Programs Operating on a Sale-and-Leaseback Basis

On September 18, 2013, the MOFCOM issued the Leasing Measures which require, in part, that financial leasing enterprises have assets and risk management abilities sufficient for their proposed business activities. These measures also require that foreign investors applying for the establishment of a financial leasing enterprise must comply with the relevant provisions on foreign investment. The Guidance of the General Office of the State Council on Accelerating the Development of Financing Leasing Industry issued by the General Office of the State Council in 2015 requires to establish a unified administrative and regulatory system for domestic as well as foreign investment in the leasing industry, domestic and foreign investment, so as to realize the unification of the business scope, trading rules, regulatory indicators, information submission as well as the inspection.

The Stipulation on Motor Vehicle Registration issued on May 27, 2008, amended on September 12, 2012 and December 17,2021 and will become effective on May 1, 2022 by the Ministry of Public Security states that where the ownership of a registered motor vehicle is transferred, the current motor vehicle owner shall apply for transfer registration with the vehicle administration office at the place of registration within 30 days from the date of delivery of the motor vehicle. Also, under the PRC Civil Code effective as of January 1, 2021, the transfer of movable property is effective upon delivery, but if the transfer of the property right of a vehicle has not been officially registered, it will not be valid against a good faith third-party transferee.

Our loans to dealerships are structured on a finance lease basis, whereby the entity lessor sells us the vehicle before leasing it back from us, making payments over time. However, for accounting purposes the transaction is not treated as a sale due to the economic substance of the transaction. Notwithstanding this arrangement, we do not update the vehicle registrations to reflect our purchase of leased vehicles nor file mortgage registrations for the leased vehicles. Consequently, we lack unambiguous legal basis to prevent a good-faith third-party buyer from taking legal title to a vehicle if the lessor attempts to sell the vehicle without our knowledge. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We rely on contractual obligations rather than government filings to ensure its continued title to vehicles managed under its vehicle leasing program”.

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

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with the applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and revised in January 2011 (abolished on May 1, 2021), and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. According to the Regulation on the Prevention and Disposition of Illegal Fund-raising Practices issued on January 26, 2021 and became effective on May 1,2021, illegal fund-raising shall mean the pooling of funds from unspecified objects by promise to repay principal and interest or provide other investment returns without the permit of the financial administrative department under the State Council in accordance with law or in violation of financial regulations of the State. The State prohibits illegal fund-raising practices in any form. To prevent and disposal of illegal fund-raising practices, it is imperative to follow the principles of putting prevention first, cracking down on small ones at an early stage, tackling problems in a comprehensive manner and proper disposal.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which was issued on December 13, 2010,amended on February 23, 2022, and came into force on March 1, 2022. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) accepting funds without the legal permit of relevant authorities or accepting funds by way of lawful business operation; (ii) carrying out public promotional activities via such channels as the Internet, media, promotional fairs, leaflets and mobile phone messages; (iii) promising to repay the principal with interest accrued thereon or pay returns in such forms as cash, in-kind and equity within a given time limit; and (iv) taking in funds from the general public, i.e. unspecified objects of the society. Whoever illegally accepts or accepts in a disguised manner deposits from the general public that falls under any of the following circumstances will be investigated for criminal liability in accordance with the law: (i) illegally accepting or accepting in a disguised manner deposits from the general public in an amount of more than CNY1 million; (ii) illegally accepting or accepting in a disguised manner deposits from more than 150 persons of the general public; and (iii) depositing from the general public illegally or in a disguised manner, which leads to direct economic loss of more than CNY500,000 to the depositors. Whoever accepts illegally or in a disguised manner deposits from the general public in an amount of more than CNY500,000 or causes direct economic losses of more than CNY250,000 to the depositors and falls under any of the following circumstances concurrently will be investigated for criminal liability in accordance with the law: (i) where it/he has been criminally prosecuted due to illegal fundraising practices; (ii) where it/he has been subject to any administrative penalty due to any illegal fundraising practice within two years; and (iii) where there is adverse social influence or other serious consequences. Any entity committing the crime of illegally accepting deposits from the general public or committing a fundraising fraud will be fined and the person directly in charge of the entity and other persons directly liable will be convicted and punished under the criteria for conviction and sentencing of corresponding natural persons prescribed herein. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases promulgated on March 25, 2014, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fundraising.

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC (the “Catalog”). In June 2017, the MOFCOM and the NDRC promulgated the Catalog (“2017 Revision”), which became effective in July 2017. Industries listed in the Catalog are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, which is further divided into the restricted category and prohibited category. The negative list of the 2017 Revision was replaced by the Special Administrative Measures for Access to Foreign Investment (the “Negative List”), which was issued in June 2018 and was subsequently revised in 2019, 2020 and 2021,and became effective in January 2022. Industries not listed in the Catalog are generally deemed to be in a fourth “permitted” category and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. Furthermore, foreign investors are not allowed to invest in companies and industries under the prohibited category. For the industries not listed on the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and the establishment of wholly foreign-owned enterprises in such industries is generally allowed.

In March 2019, the Foreign Investment Law was enacted by the NPC, which became effective in January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised in 2014 and again in 2016. In December 2015, the MIIT published the Classification Catalogue of Telecommunications Services (the “2015 Catalogue”), which took effect on March 1, 2016 and amended on June 6, 2019. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services (“ICP services”), is under the second subcategory of value- added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

In 2000, the State Council issued the Administrative Measures on Internet Information Services (the “Internet Measures”), which were subsequently revised in 2011. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, (the “Telecom License Measures”). On July 3, 2017, Telecom License Measures was further revised and it became effective on September 1, 2017. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an interregional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, (the “FITE Provisions”), promulgated by the State Council in December 2001 and amended in September 2008 and February 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experiences in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local branches.

In 2006, the Ministry of Information Industry issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and internet security in accordance with the standards set forth in the Basic Requirements for Safeguarding the Network Information of Value- added Telecommunication Business (YDN126-2005) issued by the MIIT. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts may have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses.

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services (the “Online Publishing Provisions”), was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game must obtain approval from the State Administration of Radio and Television before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in the providing of web publishing services.

Regulations on Mobile Internet Applications

On June 28, 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Applications Information Services (the “Mobile Application Administrative Provisions”), which took effect on August 1, 2016. According to the Mobile Application Administrative Provisions, “mobile internet application” refers to application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. “Mobile internet application provider” refers to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017. These provisions require, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as explicitly marking the price, charge standard and charge method. The content expressed should be true, accurate, eye-catching and normative, and users should be charged only after their confirmation.

Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access the user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of an online App store service provider, the Mobile Application Administrative Provisions require that, among others, must file a record with the Cyberspace Administration located at the province, autonomous region or municipality concerned within 30 days of the online business operation. It must also examine the authenticity, security and legality of internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with the relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

Regulations on Information Security

The Ministry of Public Security promulgated the Administrative Measures on Security Protection for International Connections to Computer Information Networks in 1997 and further revised in 2011 by State Council that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of the PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. In addition, the National Administration for the Protection of State Secrets has issued The Confidentiality Administrative Provisions of the International Networking of Computer Information Systems, which put forward the principle of “whoever places materials on the Internet takes the responsibility”. Any information to be provided to, or published on, an internationally networked Web sites must be subjected to a secrecy maintenance examination and approval.

In 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, which require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address) for at least 60 days and submit the above information as required by laws and regulations. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In November 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, includes the appointing of dedicated cybersecurity personnel, implementing technical measures to prevent computer viruses, network attacks and intrusions, adopting technical measures to monitor and record network operation status and cybersecurity incidents, and implementing data security measures such as data classification, backup and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure”. These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. In July 2021, State Council issued Security Protection Regulations for Critical Information Infrastructure, which provides that the State gives priority to the protection of critical information infrastructure, takes measures to monitor, defends against and deal with cyber security risks and threats from both within and outside the territory of the PRC, protects critical information infrastructure from attacks, intrusions, interference and damage, and punishes illegal and criminal activities endangering the security of critical information infrastructure in accordance with the law.

Regulations on Internet Privacy

In recent years, the PRC governmental authorities have enacted legislations on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information of their users. However, the Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. In December 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective in March 2012. Without the consent of users, internet information service providers shall not collect the information that is related to the users that can be used independently or jointly with other information to identify the users (hereinafter referred to as the “personal information of users”), nor shall provide personal information of users to others, unless otherwise provided by laws and administrative regulations. Where internet information service providers collect the personal information of users upon the consent of users, they shall explicitly inform the users of the methods, contents and purposes of collection and processing of the personal information of users and shall not collect the information other than those necessary for the provision of services or use the personal information of users for purposes other than the provision of services.

Pursuant to the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress in 2012, Network service providers that collect or use citizens’ personal electronic information in the their business activities shall follow the principles of lawfulness, properness and necessity, explicitly disclose the purpose, methods and scopes of collection and use of the information, obtain the consent of the one whose information is collected, and shall not collect or use information in a manner that violates the provisions of laws and regulations, or the agreement of both parties. Network service providers and other enterprises and public institutions shall adopt technical and other necessary measures to ensure information security and prevent the disclosure, damage or loss of any personal electronic information collected during their business activities. When information is or may be disclosed, damaged or lost, remedial measures shall be immediately adopted. To further implement this decision and the relevant rules, MIIT issued the Regulation of Protection of Telecommunication and Internet User Information in 2013.

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

On April 10, 2019, the Cyber Security and Protection Bureau of the Ministry of Public Security, the Beijing Internet Industry Association and the Third Research Institute of the Ministry of Public Security jointly issued the Internet Personal Information Security Protection Guide (the “Guide”). The Guide is applicable to enterprises that provide services through the internet, as well as organizations or individuals who use a private or non-networked environment to control and process personal information. This indicates that in addition to the traditional internet companies, companies or individuals in other fields, as long as they involve the control and processing of personal information, are all within the scope of the Guide. The Guide imposes higher requirements on the collection of personal information by personal information holders. For example, the Guide states that personal information that is not related to the services provided by personal information holders should not be collected, and personal information should not be forced to be collected by bundling products or various business functions of the service.

In November 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations (the “Notice”), which came into effect on November 28, 2019. According to the Notice, if the personal information solicited by an app for a new service function is beyond the scope of a user’s original consent, it is a violation of law for the app to refuse to provide the original service function if the user disagrees with the new scope, unless the new service function is a replacement of the original service function.

In August 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law of the PRC, which provide that personal information processors shall be responsible for their processing of personal information and take necessary measures to ensure the security of the personal information processed. Personal information processor in the Personal Information Protection Law of the PRC refers to any organization or individual that independently determines the purpose and method of the processing in the processing of personal information.

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

In October 1994, the Standing Committee of the National People’s Congress issued the PRC Advertising Law (the “Advertising Law”), which was amended in April 2015,October 2018 and April 2021 and came into effect on April 29, 2021. The Advertising Law applies to all the advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

In July 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, in consistency with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close”. The measures also prohibit unfair competition in internet advertisement publishing, including: (1) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; (2) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization; and (3) inducing false quotes, seek illegitimate interests or harm the interests of others, by using false statistical data, communication effects or Internet value.

In February 2018, the SAIC promulgated the Notice on Launching Special Overhaul of Internet Advertising (the “Internet Advertising Notice”). The Internet Advertising Notice specifies that the illegal Internet advertisements having an adverse social impact, generating enormous publicity, or detrimental to the personal and property safety of the public via Internet media, shall be strictly regulated.

Regulations on Intellectual Property Rights

China has implemented legislations governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent

The standing committee of the National People’s Congress adopted the Patent Law in 1984 and was subsequently amended in 1992, 2000, 2008 and 2020. The State Council promulgated Implementation Regulation for the Paten Law in 2001, which was amended in 2010. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a term of 20 years in the case of an invention and a term of 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, such use constitutes an infringement of patent rights.

Copyright

The National People’s Congress adopted the Copyright Law in 1990 and amended in 2001, 2010 and 2020. The State Council promulgated Implementing Regulations of the Copyright Law in 2002, which was amended in 2002, 2011 and 2013. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires the registration of a copyright pledge.

Software products

In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated, including Copyright Law of the PRC which was promulgated in 1990 and amended in 2001, 2010 and 2020, and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002 and was amended in January 2011 and further amended in January 2013. Additionally, the Computer Software Protection Regulations which was issued by State Council on June 6, 1991 and amended in 2001, 2011 and 2013. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under the PRC laws, but can enhance the protections available to the registered copyrights holders. In 2002, in order to further implement the Computer Software Protection Regulations, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, we had registered 14 computer software copyrights as of December 31, 2021.

Trademark

The PRC Trademark Law was adopted in 1982 and was amended in 1993, 2001, 2013 and 2019. The State Council promulgated the Implementing Regulations of the Trademark Law in 2002, which was amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of 10 years for registered trademarks and another 10 years if requested upon expiry of the first or any renewed ten-year term. Trademark license agreements must be filed with the Trademark Office for record. We registered our trademark “开心汽车” in class 35, which is crucial to our business.

Domain Names

In 2002, the CNNIC issued the Implementing Rules for Domain Name Registration and revised it in 2009 and 2012 (abolished on June 18, 2019), setting forth detailed rules for the registration of domain names. On August 24, 2017, the MIIT, promulgated the Administrative Measures for Internet Domain Names (“Internet Domain Name Measures”). The Internet Domain Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn”. In June 2019, the CNNIC issued the new version of Rules of First-tier Domain Name Dispute Resolution and the former version issued in 2014 was abolished, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to resolve disputes. We have registered domain names including www.kaixin.com, www.htche.com and www.htche.net.

Regulations on Anti-unfair Competition

Under the Anti-unfair Competition Law, effective in 1993 and revised in 2017 and 2019, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

●	using without permission, a mark that is identical with or similar to product names, packaging or decoration of others with a certain degree of influence;
●	using without permission, the name of an enterprise, a social organization or an individual with a certain degree of influence;
●	using without permission, the main element of a domain name, website name or webpage with a certain degree of influence; or
●	carrying out confusing acts that are sufficient to mislead others into thinking that a product belongs to another party or there is an affiliation with another party.

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

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Circular 13”), which took effect on June 1, 2015 and was last amended on December 30, 2019. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015 and was last amended on May 30, 2015. In June 2016, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to its VIEs. There remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

Moreover, on January 26, 2017, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance (“SAFE Circular 3”). SAFE Circular 3 stipulates several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including provisions that (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding US$50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Moreover, pursuant to SAFE Circular 3, verification on the genuineness and compliance of the foreign direct investments in domestic entities has also been tightened.

In utilizing funds that we hold offshore, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to our PRC subsidiaries or consolidated affiliated entities; or (iv) acquire offshore entities with business operations in China during offshore transactions. However, most of these acts are subject to the PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;
●	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limits and must be registered with SAFE or its local branches; and
●	loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

Regulations on Dividend Distribution

Wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with the PRC accounting standards and regulations. The principal regulations governing dividend distributions of wholly foreign-owned enterprises include the PRC Company Law promulgated in 1993, as amended in 1999, 2004, 2005, 2013 and 2018, and the Foreign Investment Law and the Implementation of the Foreign Investment Law promulgated in 2019. Under these regulations, foreign investors can freely remit into or out of PRC, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on generated within the territory of PRC.

In addition, according to the PRC Company Law, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

Regulations on Offshore Investment by PRC Residents

In July 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“SAFE Circular 37”), which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular 75”), promulgated by SAFE in 2005.

SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent company and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liabilities under the PRC law for evasion of foreign exchange controls.

Regulations on Employee Stock Options Plans

In 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company, and it was further amended on May 29, 2016. In 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies (the “Stock Option Notice”), which simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks.

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

In addition, the State Administration of Taxation (“SAT”), has issued circulars concerning employee share options such as the Notice on Issues Concerning the Individual Income Tax on Equity Incentives issued in 2009 and Notice on Issue of Levying Individual Income Taxes on Incomes from Individual Stock Options promulgated in 2005. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with the relevant tax authorities and withhold the individual income taxes of employees who exercise their share options.

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

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, which were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, were most recently amended on November 19, 2017. According to the Value-added Tax Law (the “VAT Law”), all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax (“VAT”). The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. According to the Notice on Adjusting Value-added Tax Rate jointly issued by the Finance Department and SAT, starting from May 1, 2018, the VAT tax rates had been reduced to 16%, 10%, 6% and 0%. According to the Announcement on Policies Related to Deepening the Reform of Value-added Tax jointly issued by the Finance Department, SAT and the General Administration of Customs, starting from April 1, 2019, the VAT tax rates have been further reduced to 13%, 9%, 6% and 0%.

As of the date of this Annual Report, our PRC subsidiaries and consolidated affiliated entities are generally subject to 1% or 13% VAT rate.

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “China-HK Taxation Arrangement”), which became effective on August 21, 2006, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. According to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which were promulgated by the SAT on February 3, 2018 and came into effect on April 1, 2018, the 5% tax rate does not automatically apply as approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under the relevant taxation treaties. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although Shanghai Auto is currently wholly owned by Jet Sound Hong Kong Company Limited, there can be no assurance that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which was amended in 2009. The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in 2008 and amended on September 18, 2018 are triggered.

Regulations on Overseas Direct Investment

In September 2014, MOFCOM promulgated the Measures for the Administration of Overseas Investment (the “Overseas Investment Measures”). The Overseas Investment Measures define “overseas investment” as activities that an PRC enterprise obtains any ownership, right of control, right of business management, or other relevant rights and interests by formation, merger or any other means. Pursuant to the Overseas Investment Measures, the overseas investment shall make record-filing with the local branch of MOFCOM via the online filing system if it is not involved any sensitive country or region, or any industry.

In December 2017, the NDRC adopted the Administrative Measures for Enterprises’ Overseas Investment (the “Overseas Investment Rules”) which became effective in March 2018. The Overseas Investment Rules provide that, for local enterprises (enterprises that are not managed by the state government), if the amount of investment made by the Chinese investors is less than US$300 million, and the target project is non-sensitive, then the overseas investment project will require online filing with the local branch of the NDRC where the enterprise itself is registered. And overseas investment as stipulated in the Overseas Investment Rules shall mean activities where an PRC enterprise, directly or through an overseas enterprise controlled by it, acquires any ownership, right of control, right of business management, or other relevant rights and interests overseas, by contributing assets or rights and interests, providing financing and/or guarantees, or any other means.

C.Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this Annual Report.

(1)	Xiaoling Zhao and Xiaolei Gu hold 0.17% and 99.83% of the equity interests in Zhejiang Jieying, respectively.
(2)	Jing Yang and James Jian Liu hold 99% and 1% of the equity interests in Qianxiang Changda, respectively.

The consummation of the Haitaoche Acquisition took place on June 25, 2021 and Haitaoche became our wholly-owned subsidiary.

Contractual Agreements with Our VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. We are a company registered in the Cayman Islands, and our PRC subsidiaries are considered foreign-invested enterprises. To comply with the PRC laws and regulations, we primarily conduct our business in China through our VIEs, i.e. Zhejiang Jieying, Qianxiang Changda, Ningbo Jiusheng and Qingdao Shengmei and their subsidiaries, based on a series of contractual arrangements by and among Shanghai Auto, Zhejiang Kaixin, Zhejiang Taohaoche, our VIEs and their shareholders. Please see Item 4. Information On The Company — C. Corporate Structure — Agreements that Give Us Effective Control over the Kaixin VIEs, and Contractual Arrangements among Zhejiang Taohaoche, the Haitaoche VIEs and their shareholders. Through these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that provide us with effective control over our VIEs and enable us to receive substantially all of the economic benefits from their operations.

Agreements that Give Us Effective Control over the Kaixin VIEs

Loan Agreements

Shanghai Auto entered into loan agreements with each shareholder of Qianxiang Changda in 2017, and Zhejiang Kaixin has entered into loan agreements with each shareholder of Zhejiang Jieying in 2021. Pursuant to these loan agreements, Shanghai Auto and Zhejiang Kaixin has granted an interest-free loan to each Kaixin VIE shareholder, which may only be used for the purpose of a capital contribution to the Kaixin VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the Kaixin VIEs to Shanghai Auto/Zhejiang Kaixin or its designated representatives. The term of each loan is 10 years from the actual drawing down of the loan by the relevant Kaixin VIE shareholders, and will be automatically extended for another 10 years unless a written notice to the contrary is given by Shanghai Auto/Zhejiang Kaixin to the Kaixin VIE shareholders three months prior to the expiration of the loan. The Kaixin VIE shareholders undertake, among other things, not to transfer any of their respective equity interests in the Kaixin VIEs to any third party.

Equity Option Agreement

Shanghai Auto entered into equity option agreements with each shareholder of Qianxiang Changda in 2017, and Zhejiang Kaixin has entered into equity option agreements with each shareholder of Zhejiang Jieying in 2021. Pursuant to these equity option agreements, each Kaixin VIE shareholder has granted Shanghai Auto/Zhejiang Kaixin an option to acquire all of his or her equity interests in the Kaixin VIEs at the price equivalent to the lowest price then permitted under the PRC law, with Shanghai Auto/Zhejiang Kaixin making payment of such price by cancelling all or an equivalent portion of the loan under the applicable loan agreement with such Kaixin VIE shareholder. Shanghai Auto/Zhejiang Kaixin may, at its sole discretion, at any time exercise the option granted by the Kaixin VIE shareholder. Moreover, Shanghai Auto/Zhejiang Kaixin may transfer such option to any third party. The Kaixin VIE shareholders may not, among other obligations, transfer, donate, pledge or otherwise dispose of their equity interests in any way, increase or decrease the registered capital of the Kaixin VIEs, or enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by Shanghai Auto/Zhejiang Kaixin. The equity option agreements will remain in effect until all equity interests have been acquired by Shanghai Auto directly or through its designated representative or Shanghai Auto/Zhejiang Kaixin terminates the agreements unilaterally with 30 days prior written notice.

Power of Attorney

Each shareholder of Zhejiang Jieying signed a power of attorney in 2021 pursuant to which he or she irrevocably authorizes Zhejiang Kaixin or any person designated by Zhejiang Kaixin to vote on Zhejiang Jieying shareholder’s behalf at the shareholders’ meetings of Zhejiang Jieying and exercise full voting rights as a Zhejiang Jieying shareholder, including but not limited to, the right to propose a shareholders’ meeting, to accept any notification about the holding of such meeting, to attend the shareholders’ meeting and exercise full voting rights, and to sell or transfer any portion of Zhejiang Jieying shareholder’s equity interests in Zhejiang Jieying.

Business Operation Agreement

Shanghai Auto entered into business operation agreement with Qianxiang Changda and its shareholders in 2017, and Zhejiang Jieying entered into business operation agreement with Zhejiang Jieying and its shareholders in 2021 pursuant to which (1) each Kaixin VIE shall not enter into any transactions which may materially affect such Kaixin VIEs’ assets, obligations, rights and operations; (2) each Kaixin VIE and its shareholders shall accept and strictly execute the proposals provided by Shanghai Auto/Zhejiang Kaixin in respect of the employment and dismissal of such Kaixin VIEs’ employees and the daily business management and financial management of such Kaixin VIE; and (3) each Kaixin VIE and its shareholders shall only appoint individuals designated by Shanghai Auto/Zhejiang Kaixin as the executive director or director of the board of directors. Each of the Kaixin VIE shareholders must sign powers of attorney assigning their powers and rights to Shanghai Auto/Zhejiang Kaixin. The term of each business operation agreement is 10 years and will be extended automatically for another 10 years except where Shanghai Auto/Zhejiang Kaixin provides prior written notice otherwise.

Equity Pledge Agreement

Shanghai Auto entered into equity pledge agreements with each shareholder of Qianxiang Changda in 2017, and Zhejiang Kaixin entered into equity pledge agreements with each shareholder of Zhejiang Jieying in 2022. Pursuant to these equity pledge agreements, the Kaixin VIE shareholders have pledged all of their equity interests in the Kaixin VIEs as priority security interest in favor of Shanghai Auto/Zhejiang Kaixin to guarantee Kaixin VIEs and their shareholders’ performance of their obligations under, where applicable, (i) the loan agreements; (ii) the exclusive technology support and technology services agreements; (iii) the intellectual property right license agreements; and (iv) the equity option agreements. Shanghai Auto/Zhejiang Kaixin is entitled to exercise its right to dispose of the Kaixin VIE shareholders’ pledged interests in the equity of the Kaixin VIEs and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event that any breach or default event under the equity pledge agreements occurs. Each equity pledge agreement will remain in full force and remain effective until the earlier of (1) the date on which all debts secured have been fully paid; (2) the date on which Shanghai Auto/Zhejiang Kaixin exercises their right under the equity pledge agreements; or (3) the relevant Kaixin VIE shareholders transfer all of his or her equity interests in the applicable Kaixin VIE to a third party according to the equity option agreement.

Agreements that Enable Us to Receive Substantially All of the Economic Benefits from the Kaixin VIEs

Exclusive Technology Support and Technology Services Agreement

Shanghai Auto entered into exclusive technology support and technology services agreement with Qianxiang Changda in 2017, and Zhejiang Kaixin entered into exclusive technology support and technology services agreement with Zhejiang Jieying in 2021, pursuant to which Shanghai Auto/Zhejiang Kaixin provides exclusive technology support and technology services to the Kaixin VIEs. In exchange, the Kaixin VIEs pay service fees to Shanghai Auto/Zhejiang Kaixin based on the specific fee rate stipulated by Shanghai Auto/Zhejiang Kaixin, and Shanghai Auto/Zhejiang Kaixin has the right to adjust the specific fee rate based on the quantity, scope and nature, among other factors, of the services provided by it to the Kaixin VIEs at any time. During the term of these agreements, Shanghai Auto/Zhejiang Kaixin has the right to waive the fee under any bill at its sole discretion. Shanghai Auto/Zhejiang Kaixin will exclusively own any intellectual property arising from the performance of these agreements. The term of each exclusive technology support and technology services agreement is 10 years.

Intellectual Property Right License Agreement

Shanghai Auto entered into intellectual property license agreements with Qianxiang Changda in 2017, and Zhejiang Kaixin entered into intellectual property license agreements with Zhejiang Jieying in 2021, pursuant to which Shanghai Auto/Zhejiang Kaixin grants to the Kaixin VIEs non-exclusive licenses to use certain intellectual property rights as listed in these agreements during the Kaixin VIEs’ normal business operations in the PRC. The Kaixin VIEs pay Shanghai Auto/Zhejiang Kaixin license fees on a monthly basis. The parties have made record filings of copies of these agreements to the relevant authorities subject to the requirements of the PRC law. The term of each intellectual property license agreement is five years and will be automatically extended for an additional one year unless either party provides the other party with prior written notice of termination.

Contractual Arrangements among Zhejiang Taohaoche, the Haitaoche VIEs and their shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. We are a company registered in the Cayman Islands, and our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the PRC laws and regulations, we conduct a substantial portion of our business in China through the Haitaoche VIEs, Ningbo Jiusheng and Qingdao Shengmei, and their subsidiaries, based on a series of contractual arrangements by and among Zhejiang Taohaoche, the Haitaoche VIEs and their shareholders. Through these contractual arrangements, we exert control over the Haitaoche VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that provide us with effective control over the Haitaoche VIEs and enable us to receive substantially all of the economic benefits from their operations.

Agreements that Give Us Effective Control over the Haitaoche VIEs

Agreement on Disposal of Equity and Assets

Zhejiang Taohaoche entered into equity option agreements with each shareholder of Ningbo Jiusheng on October 23, 2020 and with each shareholder of Qingdao Shengmei on November 11, 2020. Pursuant to these exclusive option agreements, each Haitaoche VIE shareholder has granted Zhejiang Taohaoche an exclusive option to acquire all of his or her equity interests in the Haitaoche VIEs at the price equivalent to the lowest price then permitted under the PRC law. Zhejiang Taohaoche may, at its sole discretion, at any time exercise the option granted by the Haitaoche VIE shareholder. Moreover, Zhejiang Taohaoche may transfer such option to any third party. The Haitaoche VIE shareholders may not, among other obligations, transfer, donate, pledge or otherwise dispose of their equity interests in any way, increase or decrease the registered capital of the Haitaoche VIEs, or enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by Zhejiang Taohaoche. The term of each equity option agreement is 10 years and can be unilaterally renewed by Zhejiang Taohaoche upon the expiration of the initial term of each such agreement.

Business Operation Agreements

Zhejiang Taohaoche entered into a business operation agreement with each shareholder of Ningbo Jiusheng on October 23, 2020, and with each shareholder of Qingdao Shengmei on November 11, 2020. Pursuant to these business operation agreements, (1) each Haitaoche VIE shall not enter into any transactions which may materially affect such Haitaoche VIE’s assets, obligations, rights and operations; (2) each Haitaoche VIE and its shareholders shall accept and strictly execute the proposals provided by Zhejiang Taohaoche in respect of the employment and dismissal of such Haitaoche VIE’s employees and the daily business management and financial management of such Haitaoche VIE; and (3) each Haitaoche VIE and its respective shareholders shall only appoint individuals designated by Zhejiang Taohaoche as the executive director or director of the board of directors. Each of the Haitaoche VIE shareholders must sign powers of attorney assigning their powers and rights to Zhejiang Taohaoche. The term of each business operation agreement is 10 years and can be unilaterally renewed by Zhejiang Taohaoche upon the expiration of the initial term of each such agreement.

Powers of Attorney (Annex I of Business Operation Agreement)

Each shareholder of Ningbo Jiusheng signed a power of attorney on October 23, 2020 and each shareholder of Qingdao Shengmei signed a power of attorney on November 11, 2020, pursuant to which he or she irrevocably authorizes Zhejiang Taohaoche or any person designated by Zhejiang Taohaoche to vote on such Zhejiang Taohaoche VIE shareholder’s behalf at the shareholders’ meetings of the Zhejiang Taohaoche VIEs and exercise full voting rights as a Zhejiang Taohaoche VIE shareholder, including but not limited to, the right to propose a shareholders’ meeting, to accept any notification about the holding of such meeting, to attend the shareholders’ meetings and exercise full voting rights, and to sell or transfer any portion of the Zhejiang Taohaoche VIE shareholder’s equity interests in the Zhejiang Taohaoche VIEs.

Equity Pledge Agreements

Zhejiang Taohaoche entered into equity pledge agreements with each shareholder of Ningbo Jiusheng on October 23, 2020 and with each shareholder of Qingdao Shengmei on November 11, 2020. Pursuant to these equity pledge agreements, the Haitaoche VIE shareholders have pledged all of their equity interests in the Haitaoche VIEs as priority security interest in favor of Zhejiang Taohaoche to guarantee Haitaoche VIEs and their shareholders’ performance of their obligations under, where applicable, (i) the exclusive consultancy and service agreements; (ii) the agreement on disposal of equity and assets; and (iii) business operation agreements. Zhejiang Taohaoche is entitled to exercise its right to dispose of the Haitaoche VIE shareholders’ pledged interests in the equity of the Haitaoche VIEs and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event that any breach or default event under the equity pledge agreements occurs.

Agreements that Enable Us to Receive Substantially All of the Economic Benefits from the Haitaoche VIEs

Exclusive Consultancy and Service Agreements

Zhejiang Taohaoche entered into exclusive consulting and service agreements with Ningbo Jiusheng on October 23, 2020 and with Qingdao Shengmei on November 11, 2020, pursuant to which Zhejiang Taohaoche provides exclusive consulting services to the Haitaoche VIEs. In exchange, the Haitaoche VIEs pay service fees to Zhejiang Taohaoche based on the specific fee rate stipulated by Zhejiang Taohaoche, and Zhejiang Taohaoche has the right to propose adjusting the amount of technical consulting and service fees in view of the income and profit of the Haitaoche VIEs during the quarter as determined pursuant to generally accepted accounting principles at the end of each quarter, and accordingly deliver a notice to the Haitaoche VIEs to adjust the amount of technical consulting and service fees. The Haitaoche VIEs shall settle the technical consulting and service fee to Zhejiang Taohaoche in full and in time according to the requirements of the notice. Zhejiang Taohaoche will exclusively own any intellectual property arising from the performance of these agreements. The term of each exclusive consulting and service agreement is 10 years and can be unilaterally renewed by Zhejiang Taohaoche upon the expiration of the initial term of each such agreement.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, based on its understanding of the relevant PRC laws and regulations currently in effect, is of the opinion that each of the Contractual Agreements among our relevant wholly-owned PRC subsidiaries, our VIEs and their respective shareholders is, and taken as a whole are, (i) valid and legally binding on each party thereto; and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant Government Agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC Laws and policies thereto, and to general equity principles.

However, our PRC legal counsel has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our internet related value-added business do not comply with PRC government’s restrictions on foreign investment in the aforesaid business which we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.

D.Property, plants and equipment.

Our principal executive offices are located in Beijing China, where we lease approximately 541 square meters of office space as of the date of the Annual Report. Our Dealership Outlets lease operating spaces in various Chinese cities. We lease our premises under non-cancelable operating lease agreements.

Some of the lessors of our leased premises in China do not have valid title to such premises or proper authorization from the title owner to sublease such premises. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We face certain risks relating to the real properties that we lease”.

Our servers are primarily hosted at internet data centers owned by a major domestic internet data center provider. The hosting services agreements typically have terms of six months to one year.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results.

Overview

By integrating the operations and resources of Haitaoche with the used car dealership business, we are currently engaged in the sales of both new and used, domestic and imported automobiles. We are a leading premium used auto dealership group in China. As of December 31, 2021, we had 14 used car Dealerships covering 14 cities in 12 provinces in China. On average, our Dealership operators have over ten years of experiences in the used car industry. We provide used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche.

We launched our first Dealership in mid-2017, and from January 1, 2019 to December 31, 2021, the Dealerships sourced, marketed and sold approximately 8,308 used vehicles to customers across China. Specifically, the dealerships sold 1,582 used vehicles in the second half of 2021 after the completion of the Haitaoche Acquisition, which are included in the sales revenue of the Company’s statement of operating results for the year ended December 31, 2021.

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

Integration of Our Dealerships

We began to acquire majority control of used car dealers across China in the second half of 2017. We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2021, we had 14 Dealerships. Our Dealerships and their employees directly interact with the consumers and other dealerships, and their performance directly impact our results of operations and financial condition. In addition, expansion of our network of Dealerships may affect our results of operations in the form of startup costs, acquisitions of new Dealership assets or capital injections.

Customer Engagement and Branding

We engage car buyers primarily through our network of Dealerships, our website and mobile apps, and advertising on third-party platforms. Our ability to expand our customer base depends on the scale and performance of the Dealerships as well as our ability to expand the Dealership network. We also collaborate with the leading online automotive advertising platforms to tap into their large user bases. Our success in such collaboration will affect our ability to broaden our prospective car buyer base through online channels in a cost-efficient manner.

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

Strategic Expansion and Acquisitions

In the second half of 2017, we started to acquire used car dealers and had acquired 14 used car Dealerships across China as of December 31, 2020. We may selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our operations and technology. These acquisitions, investments, joint ventures and partnerships may affect our results of operations.

On June 25, 2021, we closed the Haitaoche Acquisition. Haitaoche is a China-based merchant for domestic and imported automobiles. The manufacture and distribution of automobiles are undergoing significant changes in China, which are expected to create new opportunities and business models. Haitaoche strives to become a leading automobile retail platform in China. In addition to strengthening its imported automobile sales business, it plans to expand into electronic vehicles and other business areas. Haitaoche aims to enter into strategic cooperation agreements with multiple electronic vehicle manufacturers in China and serve a wider group of distributors and consumers. Haitaoche sourced, marketed and sold 431, 33 and 184 vehicles to customers across China in 2019, 2020 and 2021, respectively.

By integrating the operations and resources of Haitaoche with the used car dealership business, we are engaged in the sales of both new and used, domestic and imported automobiles and will be actively looking for opportunities to expand into the business area of electronic vehicles. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start with developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage. Reference is made to the Form 6-K which the Company filed with SEC on August 26, 2021, the Company has reached a binding term sheet to acquire 100% equity of Henan Yujie Times Automobile Co., Ltd. (“Yujie”) through new share issuance. Yujie is a Chinese electronic vehicles (“EV”) manufacturer specialized in small size multi-function EVs. The Company is still currently negotiating specific terms of the acquisition of Yuejie and there is no formal agreement being reached yet.

In addition, we have signed a sales order for 5,000 new energy logistics vehicles with Bujia, a leading automobile logistics service provider in China. It will order a total of RMB1 billion (equivalent to US$156 million) worth of new energy vehicles from our Company in 2022 and 2023, and the sales order is the initial implementation of the 10,000-unit intentional order reached between Kaixin and Bujia in 2021. We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs.

Financing and Access to Capital

We have historically funded our operations and expansion with support from Renren, the issuance of ABSs and term loans, and we believe that the future growth and expansion of our business will involve additional debt and/or equity financing from both Chinese and international external investors. The availability of financing, and the terms on which it is available, are expected to affect our future results of operations.

Key Components of Results of Operations

Revenues

Our revenues are derived from used-car sales and new-car wholesales. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as percentages of our total revenues for the periods presented:

	For the Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues:
Used-car sales	—		—		251,054	98.9
New-car wholesales	45,848	100.0	1,207	100.0	2,786	1.1
Total revenues	45,848	100.0	1,207	100.0	253,840	100.0

Used-car sales

On June 25, 2021, Kaixin Auto Holdings (KAH) completed the Haitaoche Acquisition, which is considered a reverse acquisition (or reverse takeover, or “RTO”) of KAH by Haitaoche Limited (Haitaoche) as the acquirer under the applicable accounting treatment. Following the completion of the RTO, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of KAH are included in the Company’s consolidated balance sheet as of June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021. Therefore, the results of operations of KAH in 2019 and 2020 is not included in the consolidated financial statement. All revenue from sales of used-car in 2021 were generated from sales by our Dealerships in the second half of 2021.

The substantial majority of our car sales revenues are generated from the sale of used cars to customers through our Dealerships. Our used-car sales revenues are primarily driven by the number of used-car sales sold, our inventory selection, the effectiveness of our branding and marketing efforts, the quality of our customer services, our pricing and competition in our industry. The Company invested significant resources in revamping the used car business after the completion of the reverse merger, which contributed the growth the used car sales.

New-car wholesales

New car sales are mainly done through the Haitaoche entities in wholesales. New car sales revenues were US$45.8 million in 2019 and declined to US$1.2 million and US$2.8 million in 2020 and 2021, respectively.

Cost of Revenues

Cost of revenues consists of costs directly related to used-car sales and new-car wholesales. The following table sets forth the breakdown of our cost of revenues, both in absolute amounts and as percentages of our total cost of revenues, for the periods presented:

	For the Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Used-car sales					245,807	98.9
New-car wholesales	45,662	100.0	1,207	100.0	2,776	1.1
Total cost of revenues	45,662	100.0	1,207	100.0	248,583	100.0

Cost of Used-car sales

Cost of revenues consists of costs directly related to used-car sales and new car wholesales, including inventory acquisition costs and write-down of inventory. We expect our cost of revenues to increase in line with the growth of our used-car sales and new car wholesales business.

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, and loss from impairment of goodwill. The following table sets forth our operating expenses for continuing operations, both in absolute amounts and as percentages of our total operating expenses for the periods indicated:

	For the Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling and marketing	195	60.6	11	4.0	481	0.3
General and administrative	127	39.4	265	96.0	43,734	23.2
Impairment of goodwill	—		—	—	143,655	76.5
Total operating expenses	322	100.0	276	100.0	187,870	100.0

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our selling and marketing personnel and advertising and promotion expenses. Our selling and marketing expenses may increase in the near term if we increase our promotion expenses for the Kaixin Auto brand or the new energy vehicles business.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees, write-offs of prepayment for vehicle purchase and other current assets, and expenses for third-party professional services. Our general and administrative expenses may increase in the future on an absolute basis as our business grows.

Loss from Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. For the goodwill recognized as a result of the reverse acquisition, the management performed qualitative assessment and impairment test. Based on the results of the quantitative goodwill impairment test, a full impairment loss in goodwill of US$143.7 million was recorded in the consolidated statements of operations for the year ended December 31, 2021.

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

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong two-tiered profit tax at a rate of 8.25% for the first 2 million Hong Kong dollars (“HKD”) of profits and at a rate of 16.5% for profits above 2 million HKD. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 1% on the difference between the original purchase price and the retail price for the used car sales. We are subject to VAT at a rate of 13 % on the sales of new automobiles. We are also subject to surcharges on VAT payments in accordance with the PRC law.

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

	For the Years Ended December 31,
	2019		2020		2021

	(in thousands, exepct for percentage)
		%		%		%
Total revenues	45,848	100.0	1,207	100.0	253,840	100.0
Total cost of revenues	45,662	99.6	1,207	100.0	248,583	97.9
Gross profit	186	0.4	—	0.0	5,257	2.1
Operating expenses:
Selling and marketing expenses	195	0.4	11	0.9	481	0.2
General and administrative expenses	127	0.3	265	22.0	43,734	17.2
Impairment of goodwill	—	—	—	—	143,655	56.6
Total operating expenses	322	0.7	276	22.9	187,870	74.0
Loss from operations	(136)	(0.3)	(276)	(22.9)	(182,613)	(71.9)
Other (loss) income, net	61	0.1	25	2.1	(4)	(0.0)
Foreign currency exchange (loss) gains	(32)	(0.1)	86	7.1	(432)	(0.2)
Interest expense, net	(3)	(0.0)	(1)	(0.1)	(245)	(0.1)
Change in fair value of warrants	—	—	—	—	1,995	0.8
Impairment of other non-current assets	—	—	—	—	(4,216)	(1.7)
Provision for dealership settlement	—	—	—	—	(11,142)	(4.4)
Loss before income tax provision	(110)	(0.2)	(166)	(13.8)	(196,657)	(77.5)
Income tax benefit	—		—		729	0.3
Net loss	(110)	(0.2)	(166)	(13.8)	(195,928)	(77.2)

Year ended December 31, 2021 compared with year ended December 31, 2020

Revenues

Our total revenues increased from US$1.2 million in 2020 to US$253.8 million in 2021, primarily due to the revamping of our used car sales business following the completion of the reverse acquisition.

●	Used-car sales. Our revenues from used-car sales are US$251.1 million in 2021. The number of cars sold in 2021 was 1582 units. The COVID-19 pandemic had a material adverse impact on the Company’s used-car dealership business. Moreover, disputes arising between the Company and the noncontrolling shareholders of the dealerships occupied significant amount of our management’s time. In the summer of 2020, the Company decided to put a halt to its used-car dealership business operations amid the sharp decline in gross sales volume and profit margins and disputes with noncontrolling shareholders of the dealerships. However, the Company has reached settlement with a majority of the noncontrolling shareholders of the dealerships and car sale operations in those locations are resumed in 2021.
●	New-car wholesales. Our revenues from new-car wholesales increased from US$1.2 million in 2020 to US$2.8 million in 2021 together with the increased in new-car sales volume. The number of cars sold in 2021 was 184 units, compared with 33 units sold in 2020.

Cost of Revenues

Our cost of revenues increased from US$1.2 million in 2020 to US$248.6 million in 2021. The increase was in line with the increase in revenues.

●	Cost of Used-car sales. Our cost of revenues for used-car sales is US$245.8 million in 2021. The amount was in line with the used-car sales volume.
●	Cost of New-car wholesales. Our cost of revenues for new-car wholesales increased from US$1.2 million in 2020 to US$2.8 million in 2021. The increase was in line with the increase in new-car wholesales volume.

Gross Profit

As a result of the foregoing, we recorded gross profit of nil in 2020 and gross profit of US$5.3 million in 2021.

Operating Expenses

Our total operating expenses increased from US$0.3 million in 2020 to US$187.8 million in 2021. The increase is mainly resulted from the full impairment of goodwill of US$143.7 million in 2021.

●	Selling and marketing expenses. Our selling and marketing expenses increased from US$11 thousand in 2020 to US$481 thousand in 2021. The increase resulted from the increase in our car sales volume.
●	General and administrative expenses. Our general and administrative expenses increased from US$0.3 million in 2020 to US$43.7 million in 2021. The increase was primarily due to the increase in our daily operations following the completion of the reverse merger in June 2021 and share based compensation expenses from new awards of equity incentives in 2021.
●	Impairment of Goodwill. Loss from impairment of goodwill was nil in 2020 and US$143.7 million in 2021, respectively. A full impairment loss of US$143.7 million was recorded for goodwill recognized in the reverse acquisition in the consolidated statements of operations for the year ended December 31, 2021.

Other (Expenses) Income

Other income was US$25 thousand in 2020, as compared to other expenses of US$4 thousand in 2021.

Interest Expenses

Our interest expenses increased from US$1 thousand in 2020 to US$245 thousand in 2021, which is mainly interest for the bank loan carried by Kaixin Auto Holdings in the second half of 2021 following the reverse acquisition.

Change in fair value of warrants

In 2021, there is US$2.0 million gain from change in fair value of the warrants from a financing transaction that occurred at end of 2020. There is no gain or loss from change in fair value of the warrants in 2020.

Impairment of other non-current assets

In 2021, there is US$4.2 million loss from impairment of other non-current assets related to the impairment of a long-term trade receivable from a foreign supplier, which has been in litigation since 2018 and the foreign supplier refuses to pay back. There was no loss from such impairment of other non-current assets in 2020.

Provision for dealership settlement

In 2021, there is US$11.1 million provision for dealership settlement related to ordinary shares of the Company to the dealership operators as incentives to revitalize the operations of the dealerships in 2021. There is no provision for dealership settlement in 2020.

Income Tax Benefit

Our income tax benefit was nil in 2020, compared with income tax benefit of US$0.7 million in 2021 in relation to income taxes payments under the Chinese tax authority.

Net Loss

As a result of the foregoing, we recorded net losses of US$166 thousand and US$195.9 million in 2020 and 2021, respectively.

Year ended December 31, 2020 compared with year ended December 31, 2019

Revenues

Our total revenues decreased from US$45.8 million in 2019 to US$1.2 million in 2020, primarily due to a decline in new-car wholesales volume. The number of cars sold in 2020 was 33 units, compared with 431 units sold in 2019. The COVID-19 pandemic had a material adverse impact on the new car wholesales business during 2020.

Cost of Revenues

Our cost of revenues for the new car wholesales decreased from US$45.7 million in 2019 to US$1.2 million in 2020. The decrease was in line with the decrease in revenues.

Gross Profit

As a result of the foregoing, we recorded gross profit of US$186 thousand in 2019 and gross profit of nil in 2020.

Operating Expenses

Our total operating expenses decreased slightly from US$322 thousand in 2019 to US$276 thousand in 2020. The decrease is mainly resulted from the increase of general and administrative expenses in 2020.

●	Selling and marketing expenses. Our selling and marketing expenses decreased from US$195 thousand in 2019 to US$11 thousand in 2020. The decrease resulted from decrease of commissions due to lower sales and the effort to improve operation efficiency in headcount and personnel-related expenses.
●	General and administrative expenses. Our general and administrative expenses increased from US$127 thousand in 2019 to US$265 thousand in 2020. The increase was primarily due to the extra expenses in 2020 in preparation for the reverse acquisition.

Other (Expenses) Income

Other income was US$61 thousand in 2019, as compared to other income of US$25 thousand in 2020.

Interest Expenses

Our interest expenses was US$3 thousand in 2019 and US$1 thousand in 2020.

Income Tax Benefit

Our income tax benefit was nil in 2019 and 2020.

Net Loss

As a result of the foregoing, we recorded net losses of US$110 thousand and US$166 thousand in 2019 and 2020, respectively.

Recent Accounting Pronouncements

See Part III, “Financial Statements — Note 2 — Summary of significant accounting policies — Recent accounting pronouncements not yet adopted”.

B.Liquidity and Capital Resources.

Cash flows and working capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2021, we generated negative cash flows from operating activities amounted to US$2.1 million and has working capital of US$29.6 million as of December 31, 2021. KX Venturas 4 LLC invested US$3.0 million in convertible preferred shares of the Company on December 28, 2020, which were all converted to ordinary shares during 2021. Renren Inc. purchased US$6.0 million convertible preferred shares of the Company on March 31, 2021.

We intend to obtain additional equity or debt financing arrangements to support the growth of our business. The incurrence of indebtedness would result in the increased of fixed obligations and could result in operating covenants that would restrict our operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Business and Industry — We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all”.

Although we consolidate the results of our VIEs, our access to cash balances or future earnings of these entities is only through our contractual arrangements with them and their respective shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Agreements with Our VIEs and Their Shareholders”. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure”.

Net cash provided by operating activities was US$0.2 million in 2019, Net cash used in operating activities was US$1.1 million and US$2.1 million in 2020 and 2021, respectively. As of December 31, 2021, we had cash of approximately US$5.3million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2019	2020	2021

	(in thousands of US$)
Net cash provided by (used in) operating activities	159	(1,135)	(2,103)
Net cash (used in) provided by investing activities	—	(290)	4,267
Net cash (used in) provided by financing activities	(318)	2,132	2,000
Cash and cash equivalents at beginning of year	18	4	607
Cash and cash equivalents at end of year	4	607	5,263

Operating Activities

Net cash used in operating activities was US$2.1 million in 2021. The principal items accounting for the difference between our net loss and the net cash used in operating activities in 2021 were a loss from impairment of goodwill of US$143.7 million and share-based compensation expense of US$41.5 million. There were partially offset by an increase in prepayment for vehicle purchase and other current assets of US$6.1 million.

Net cash used in operating activities was US$1.1 million in 2020. The principal items accounting for the difference between our net loss and the net cash used in operating activities in 2020 were an increase in amount due from related parties of US$0.5 million, an increase in prepayment for vehicle purchase and other current assets of USD$0.4 million and an increase in other non-current assets of US$0.4 million. There were partially offset by an increase in advances from customers of US$0.3 million.

Net cash provided by operating activities was US$0.2 million in 2019. The principal item accounting for the difference between our net loss and the net cash used in operating activities in 2019 was a decrease in prepayment for vehicle purchase and other current assets of US$1.2 million. This item was partially offset by a decrease amount due to related parties of US$0.6 million and a decrease in advances from customers of US$0.4 million.

Investing Activities

Net cash provided by investing activities was US$4.3 million in 2021, which was mostly attributable to Cash acquired on reverse acquisition of US$4.3 million.

Net cash used in investing activities was US$0.3million 2020, which was mostly attributable to purchase of intangible assets of US$0.3 million.

Net cash provided by investing activities was nil in 2019.

Financing Activities

Net cash provided by financing activities was US$2.0 million in 2021, which was primarily attributable to proceeds from a convertible note of US$2.0 million.

Net cash provided by financing activities was US$2.1 million in 2020, which was primarily attributable to capital contribution of US$8.1 million, partially offset by capital divestment of US$6 million.

Net cash used in financing activities was US$0.3 million in 2019, which was primarily attributable to repayments of interest-free borrowings to related parties of US$4.6 million, partially offset by capital contribution of US$3.9 million, proceeds from loan of US$0.4 million.

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

Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2021:

		Less than 1			More than
	Total	year	1–3 years	3–5 years	5 years

	(in thousands of US$)
Operating Lease Obligations(1)	666	137	276	253	—
Loans and Convertible Note obligations(2)	10,299	—	10,299	—	—
Total	11,965	137	11,575	253	—
(1)	Representing contractual undiscounted operating lease obligations relating to our non-cancelable lease of offices and facilitates.
(2)

We have long-term borrowings for a total of US$8.3 million, of which US$6.3 and US$2.0 million will mature in April and August 2023, respectively. We also entered into a US$2.0 million convertible note that matures in May 2024.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Capital Expenditures

Our capital expenditures were nil, US$290 thousand and US$32 thousand in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used to purchase intangible assets for our business. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Our Company, Kaixin Auto Holdings, is a holding company with no operations of its own. We own and conduct operations primarily through operating subsidiaries and VIEs in China. As a result, we rely on dividends and other distributions paid by our operating subsidiaries to pay dividends to our shareholders or to service our outstanding debts. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC laws, each of our PRC subsidiaries and our VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

Internal Control over Financial Reporting

Prior to the completion of the Business Combination, we had been a subsidiary of a listed company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of preparing our consolidated financial statements for the year ended December 31, 2019, we identified four material weaknesses in our internal control over financial reporting relating to (i) inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) lack of an effective and continuous risk assessment process to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over prepayment for vehicle purchase at local dealerships. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

To remedy our identified material weakness, we have taken measures to improve our internal control over financial reporting, including, among others: (i) hiring additional financial professionals and accounting consultants with relevant experiences, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP and SEC reporting requirements, including disclosure requirements for complex transactions under U.S. GAAP, to provide the necessary level of leadership to our finance and accounting function and increase the number of qualified financial reporting personnel; (ii) improving the capabilities of the existing financial reporting personnel through trainings and education on the accounting and reporting requirements under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act; and (iii) designing and implementing robust financial reporting and management controls over future significant and complex transactions.

However, we believe material weaknesses persist in (i) inadequate technical competency of financial staff in charge of significant and complex accounting transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) the lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over prepayment for vehicle purchase at local dealerships as of December 31, 2021.

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

See “Item 4. Information on the Company — B. Business Overview — Our Technology” and “Item 4. Information on the Company — B. Business Overview — Regulation”.

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

E.	Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20F, certain accounting policies are deemed “critical”, including (i) revenue recognition; (ii) business combinations, (iii) goodwill, and (iv) fair value measurements, since they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Prepayment for vehicle purchase, other current and non-current assets Prepayment for vehicle purchase, other current assets and other non-current assets consist of advances to suppliers, deductible input VAT, long-term receivables from suppliers and others. Advances to suppliers and long-term receivables from suppliers refer to advances for purchase of automobiles. The Company reviews a supplier’s credit history and background information before advancing a payment.

In 2019 and 2020, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained our inventories in the dealerships and significant uncertainty arose on the realizability of the inventories held by these non-controlling shareholders. Significant uncertainty also arose on the realizability and collectability of the prepayments to purchase used cars for these dealerships and amounts due from these noncontrolling shareholders. Considering the facts and circumstances, the Company recognized a write down of prepayment for vehicle purchase and other current assets for the year ended December 31, 2019.

The Company has been negotiating with these noncontrolling shareholders in early 2021. The Company reached settlement agreements with the majority of the noncontrolling shareholders, with each of the respective noncontrolling shareholders agreeing to repay a settlement amount to the Company. The Company recognized the settlement amount as the new basis of net assets held by these dealerships as of December 31, 2020, since each of the settlement amount was the net realizable amount or recoverable amount of total assets in the respective dealership or after-sales center. The total assets of each dealership or after-sales center primarily consist of inventories, prepayment or other current assets due from noncontrolling shareholders. After appropriate adjustments, the Company reclassified all the asset accounts of these dealerships to prepayment for vehicle purchase and other current assets. Items with a collection period greater than 12 months from December 31, 2020 and 2021 have been classified as other non-current assets. Other non-current assets also include the receivable from two foreign suppliers for payment of automobiles purchase early in 2016, which the Company has sought to recover through litigation and collection effort.

Certain noncontrolling shareholders has not reached settlement agreements with the Company yet, but still keep a good business partnership with the Company. These noncontrolling shareholders has signed and issued ownership statements certifying the Company is the owner of certain inventories which also stated a guaranteed amount of the inventories that the noncontrolling shareholders agreed to acknowledge for the purpose of settlement. The Company believes the guaranteed amount is the minimum net recoverable amount of the various assets detained by these noncontrolling shareholders, which had been reclassified as prepayment for vehicle purchase and other current assets as of December 31, 2020 and 2021.

The Company maintains an allowance for doubtful accounts for the prepayments based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. As prepayment for vehicle purchase mainly was paid to noncontrolling shareholders for purchasing cars as of December 31, 2021, if the relationship with noncontrolling shareholders and the financial condition of suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. There were no allowances recognized for the prepayment for vehicle purchase and other current assets for the years ended December 31, 2020 and 2021. The Company recorded impairment loss of $4.2 million for other non-current assets for the year ended December 31, 2021.

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

For the goodwill recognized as a result of the reverse acquisition, the management performed qualitative assessment and noted certain facts and circumstances indicated that goodwill may be impaired, such as that the acquisition date fair value of the consideration transferred may be higher from the fair value of the consideration as of the date the acquisition was agreed to, as well as the declining operating cash flows and recurring net losses resulting from the temporary halt of Kaixin’s used-car dealerships business operation (“KAH Group”) in the years of 2020 and 2021. It was considered more likely than not that the fair value of the reporting unit was less than its carrying value, which required the KAH Group to perform a quantitative test afterwards, with valuation technique of the income approach using discounted cash flow (“DCF”), to determine the fair value of goodwill for the KAH Group reporting unit to its individual assets and liabilities, including any unrecognized intangible assets. Based on the results of the quantitative goodwill impairment test, the KAH Group recorded full impairment loss in goodwill of US$143.7 million, which was included in impairment of goodwill in the consolidated statements of operations for the year ended December 31, 2021.

Intangible assets

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The Company had intangible assets of US$0.3 million as of end of 2020, mainly comprised of software and domain name. The intangible assets increased to US$14.6 million as of end of 2021, due to recognition of trademark associated with the RTO on June 25, 2021. Estimated useful life of software, domain name and trademark is 10 years.

In accordance with ASC Topic 360, the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be fully recoverable. Software and domain name are used for the business of Haitaoche and no impairment factors was noted. The trademark recognized from the RTO were tested for impairment due to identification of impairment indicators, including low gross margin and unstable sales revenues.

The test is a two-step quantitative test. The first step in the impairment test is to determine whether the tangible and finite-lived intangible assets are recoverable, determined by comparing the net carrying value of the assets to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset group. An impairment shall be recognized if the assets are found to be recoverable. The second step in the impairment test is to measure and recognize the impairment loss as the difference between the asset’s estimated fair value and its carrying amount. if the assets are not recoverable. The Company did not record any impairment charge for the years ended 2019, 2020 and 2021.

Provision of income tax and valuation allowance for deferred tax asset

Current income taxes are provided for in accordance to the laws of relevant local tax authorities. Significant judgment is required in determining income tax expense based on tax laws in the various jurisdictions in which we operate. Through our interpretation of local tax regulations, adjustments to pretax income for income earned in various tax jurisdictions are reflected within various tax filings. Although we believe that our estimates and judgments discussed herein are reasonable, actual results may be materially different than the estimated amounts.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we would realize the deferred tax assets in excess of, or below, the current net carrying amount, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease in earnings. The amount of valuation allowances was US$0.4 million and US$24.2 million as of December 31, 2020 and 2021, respectively.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title
Mingjun Lin	47	Director and Chief Executive Officer
Yi Yang	50	Chief Financial Officer
Xiaolei Gu	35	Director
James Jian Liu	50	Director
Lin Cong	42	Independent Director
Deqiang Chen	55	Independent Director

Mingjun Lin served as our chairman of the Board since May 2021 and our chief executive officer since December 2020. He has substantial experience in automotive internet media. He is the founder of Haitaoche, a China-based merchant for domestic and imported automobiles. Prior to founding Haitaoche in 2015, Mr. Lin held senior management positions with TOM Online and Tencent, and he was the founder of SUV.cn, a vertical online media that focused on SUV customer communities.

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

Xiaolei Gu has served as our director since May 2021. He is the director of Strategic Development Department with the Company since November 2020. He served as the chief media content officer of Haitaoche Limited during 2015-2020 and chief media content officer of Beijing Yunfeiyang Technology Company during 2009 to 2014.

Lin Cong has served as our director since April 2019. He is also a director of Uxin Limited (NASDAQ: UXIN). He has served as the vice president of 58.com Group since March 2017. Before joining 58.com, he was the co-founder and chief financial officer of Youche.com, a used car dealer chain in China. Mr. Cong took the vice president positions of Finance and IT with 58.com before establishing Youche.com, where he served as a chief executive officer from February 2014 to March 2017. Mr. Cong also served as a management consultant with Boston Consulting Group from August 2008 to August 2009 and as an auditor with PriceWaterhouseCoopers in China from August 2002 to May 2005. Mr. Cong holds a bachelor’s degree in Accounting from Tsinghua University and an M.B.A. degree from Stanford University.

Deqiang Chen has served as our director since May 2021. He is the general manager of Wenzhou Fude Property Co., Ltd. since 2013 and consultant to Wenzhou Zhongxiao Culture Co., Ltd. since 2016. He served as the chairman of the board of directors of Fude Feida Petrochemical Whole Set Equipment Limited Company during 2003 to 2013. Mr. Chen holds an MBA degree from Guanghua School of Management of the Beijing University.

B.	Compensation.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$390 thousand in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2019 Equity Incentive Plan

Our 2019 equity incentive plan (the “2019 Plan”), was adopted by our Board on April 30, 2019, which replaced an earlier equity incentive plan. The 2019 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 4,715,700 ordinary shares may be granted as awards under the 2019 Plan.

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

2021 Equity Incentive Plan

Our 2021 equity incentive plan (the “2021 Plan”), was adopted by our Board on July 12, 2021. The 2021 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 26,596,000 ordinary shares may be granted as awards under the 2021 Plan.

The following paragraphs describe the principal terms of the 2021 Plan.

Administration

The 2021 Plan is administered by our directors, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then the plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the 2021 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the 2021 Plan is defined as: (i) Continuing Directors cease to constitute at least fifty percent (50%) of the members of the Board; (ii) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iii) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Company’s Ordinary Shares would be converted into cash, securities or other property; or (iv) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; provided, however, that a transaction described in clauses (iii) or (iv) shall not constitute a Change of Control hereunder if after such transaction (I) Continuing Directors constitute at least fifty percent (50%) of the members of the board of directors of the continuing, surviving or acquiring entity, as the case may be or, if such entity has a parent entity directly or indirectly holding at least a majority of the voting power of the voting securities of the continuing, surviving or acquiring entity, Continuing Directors constitute at least fifty percent (50%) of the members of the board of directors of the entity that is the ultimate parent of the continuing, surviving or acquiring entity, and (II) the continuing, surviving or acquiring entity (or the ultimate parent of such continuing, surviving or acquiring entity) assumes all outstanding Awards granted under the 2021 Plan.

Term

Unless terminated earlier, the 2021 Plan will terminate on July 12, 2031. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

Vesting Schedule

In general, the plan administrator determines, the vesting schedule, which vesting schedule will be set forth in the award agreement.

Amendment and Termination of Plan

Our Board may at any time amend, alter or discontinue the 2021 Plan, subject to certain exceptions.

Granted Awards

The table below summarizes, as of March 31, 2022, the outstanding options and restricted shares that have been granted to our directors and executive officers.

	Number of
	shares
	underlying		Exercise
	awards		price (US$
Name	granted		per share)	Grant date	Expiration date
James Jian Liu	4,831,718	(1)	N/A	May 3, 2019, January 1, January 19 and October 21, 2021	May 3, 2029, January 1, January 19 and October 21, 2031, respectively
Mingjun Lin	2,000,000	(1)	N/A	October 21, 2021	October 21, 2031
Lin Cong	54,430		N/A	May 3, 2019, January 1 and October 21, 2021	May 3, 2029, January 1 and October 21, 2031, respectively
Yi Yang	2,305,000		N/A	January 1, January 19 and October 21, 2021	Au January 1, January 19 and October 21, 2031, respectively
Xiaolei Gu	50,000			October 21, 2021	October 21, 2031
Total	9,241,148

Notes:

(1)	In the form of restricted shares.
C.	Board Practices.

Board of Directors

Under our memorandum and articles of association, our company shall have not less than three (3) and not more than nine (9) directors, unless such number is changed by special resolution of our shareholders. Mr. Mingjun Lin (“Mr. Lin”) shall have the right to appoint or remove three (3) directors, including one (1) independent director (as that term is defined under the Nasdaq Stock Market Rules), by delivering a written notice to our Company. Renren shall have the right to appoint or remove two (2) directors, including one (1) independent director, by delivering a written notice to our Company. Mr. Lin shall have the right to designate the chief executive officer of our Company to be appointed by the directors.

Our Board currently consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice; and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq Rules. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the Board: an audit committee, a compensation committee and a nominating and governance committee. Each committee’s members and functions are described as below.

Audit Committee

Our audit committee consists of Lin Cong. Lin Cong is the chairman of our audit committee. We have determined that Lin Cong satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that Lin Cong qualifies as an “audit committee financial expert”. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors regarding any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies, procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Lin Cong. Lin Cong is the chairman of our compensation committee. We have determined that Lin Cong satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the Board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the Board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other advisers only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Governance Committee

Our nominating and governance committee consists of Lin Cong. We have determined that Lin Cong satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and governance committee is responsible for, among other things:

●	selecting and recommending to the Board regarding the nominees for election by the shareholders or appointment by the Board;
●	reviewing annually with the Board regarding the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experiences and diversity;
●	making recommendations on the frequency and structure of Board meetings and monitoring the functioning of the committees of the Board; and
●	advising the Board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with the applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any remedial actions to be taken.

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

Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and
●	approving the transfer of shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Officers

Other than the directors that may be appointed by Mr. Lin and Renren in accordance with our memorandum and articles of association, our directors may be elected by ordinary resolution by our shareholders. Our directors may by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting, have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to our Company’s compliance with the director nomination procedures required under the applicable corporate governance rules of the Nasdaq as long as our ordinary shares are trading on the Nasdaq. Our directors are not subject to a term of office and each director shall hold office until his or her successor shall have been elected and qualified. A director may be removed from office by special resolution of our shareholders at any time before the expiration of his or term, except that Mr. Lin and Renren shall have the exclusive right to remove any director appointed by them.

Our officers are elected by and serve at the discretion of the Board.

D.Employees.

We had 35 employees as of December 31, 2021, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2021:

	Number of	% of Total
Functional Area	Employees	Employees
Management and administration	17	48.6%
Sales and marketing	17	48.6%
Research and development	1	2.8%
Total	35	100.0%

We believe that we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merits. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as new energy vehicles design and manufacturing, big data analytics, marketing and operations, risk management and sales as we expand our business.

As required by the PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under the PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local government regulations from time to time. We enter into employment agreements with our employees. Our senior management enters into employment agreements with confidentiality and non-competition terms. The non-competition restricted period typically expires one year after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.Share Ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 174,859,644 ordinary shares outstanding as of March 31, 2022.

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

	Number of	% of
	Ordinary	Outstanding
Beneficial Owners(1)	Shares	Shares
Directors and Executive Officers:
Mingjun Lin	7,359,648	4.2%
Yi Yang	2,305,000	1.3%
James Jian Liu	4,831,718	2.8%
Lin Cong	*	*
All Directors and Executive Officers as a Group	14,600,796	8.4%
Principal Shareholders:
Renren, Inc.(2)	34,765,687	19.9%
Autod2d, Ltd(3)	13,422,613	7.7%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)

Unless otherwise indicated, the business address of each of the beneficial owners is c/o Kaixin Auto Holdings, 9/F, Block A, Dongjin International Center, Huagong Road, Beijing, 100015, People’s Republic of China.

(2)

Consists of 32,765,687 ordinary shares held by Renren, and 2,000,000 ordinary shares issuable upon the conversion of the US$6 million preferred stock held by Renren. The address of Renren is 4/F, Tower D, Building 15, No.5 Jiangtai Road, Beijing, 100015, People’s Republic of China. Renren is a reporting company under the Exchange Act which is listed on the New York Stock Exchange.

(3)

Autod2d, Ltd is a company incorporated under the laws of the British Virgin Islands with limited liabilities with the registered address of Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Autod2d, Ltd is wholly owned by Lu Lin.

In addition, Kaixin Auto Holdings entered into a definitive securities purchase agreement with KX Venturas 4 LLC as the investor on December 28, 2020 pursuant to which the investor has the right to invest US$6.0 million in newly designated convertible preferred shares of Kaixin and US$4.0 million in ordinary shares of Kaixin. The preferred shares are convertible into the Kaixin’s ordinary shares at a conversion price of US$3.00, subject to customary anti-dilution adjustments. The preferred shares have no voting rights. The first tranche of US$3.0 million of the investment closed on December 29, 2020. Pursuant to the purchase agreement, the investor will also receive warrants to subscribe for Kaixin’s ordinary shares at an exercise price of US$3.00 per share.

As of March 31, 2022, 22,807,799 of our shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Directors, Senior Management and Employees — Share Ownership”.

B.	Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Please refer to “Item 4. Information on the Company — C. Organizational Structure”.

Transactions with Renren

See “Item 4. Information on the Company — History and Corporate Structure of the Company — History of KAG Before the Business Combination” for information on KAG’s reorganization transactions.

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

There was no transaction between Renren and us pursuant to the transitional services agreement for the year ended December 31, 2021.

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

Other Related Party Transactions with Renren

Renren and its subsidiaries provided us with advanced funds to finance our daily operations, which are interest-free and repayable on demand. On April 30, 2019, US$76.0 million was waived by Renren. We received US$113.4 million from Renren and repaid US$115.5 million to Renren in 2019, including the repayment for the loan of US$1.1 million due to Renren, which was assumed by KAG in the Business Combination from CM Seven Star. There was US$3.94 million loan outstanding due to Renren as of December 31, 2021.

Renren has pledged restricted cash as security for US$2 million, and a subsidiary of Renren provided guarantee for US$7.2 million short term debts obtained by our company in 2019 from East West Bank. See Note 10 of our consolidated financial statements for details of the short-term debt.

On March 31, 2021, Kaixin entered into a definitive securities purchase agreement with Renren pursuant to which Renren invested US$6,000,000 in newly designated convertible preferred shares of Kaixin. The preferred shares are convertible into Kaixin’s ordinary shares at the conversion price of US$3.00, subject to customary anti-dilution adjustments. The preferred shares have no voting right. The investment closed on April 8, 2021.

Transactions with Shareholder Value Fund

Shareholder Value Fund (“SVF”), was the sponsor of the initial public offering of CM Seven Star, and was our largest shareholder before our acquisition of KAG in April 30, 2019. As of April 30, 2021, Shareholder Value Fund no longer held any of our outstanding ordinary shares.

On January 24, 2019, CM Seven Star issued an unsecured non-interest bearing promissory note in the aggregate principal amount of up to US$1.1 million to Shareholder Value Fund to pay for professional services fees related to our acquisition of KAG.

On January 24, 2019, CM Seven Star issued unsecured promissory notes in the aggregate principal amount of US$1.0 million to Shareholder Value Fund in exchange for its depositing of such amount into our predecessor’s trust account. The notes did not bear interest and became due upon the closing of our acquisition of KAG. In addition, the notes may be converted by the holder into units of CM Seven Star at a price of US$10.00 per unit prior to the closing of the Business Combination.

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

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements”.

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — 2018 Equity Incentive Plan” and “Item 6. Directors, Senior Management and Employees — B. Compensation — 2019 Equity Incentive Plan”.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to the breach of contract, labor and employment claims, copyright, trademark, patent infringement, bankruptcy and other matters. Other than the disputes with certain non-controlling shareholders and the litigation discussed below, to the best knowledge of management, there are no material legal proceedings pending against us and there are no proceedings in which any of our directors, officers, or any beneficial shareholders of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to us as of the date of this Annual Report.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained our inventories in our Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. Therefore, we wrote down US$17.8 million of inventory, and wrote off US$22.3 million of prepayments for the year ended December 31, 2019. By early 2021, we reached agreement with a majority of the non-controlling shareholders to settle the disputes over the allocation of assets and confirm our mutual commitment to the growth and revamp of our car sale business. The net impact on the recoverable amounts of the previously detained and impaired assets was US$2.9 million, which have been recorded as a reduction of general and administrative expense for the year ended December 31, 2020. There was a reversal of UD$3.3 million of prior impairment, which is recognized as a US$0.6 milion reduction of general and administrative expense and a US$2.7 reduction of cost of goods sold for the year ended December 31, 2021.

In early 2016, a subsidiary of Haitaoche signed a vehicle purchase agreement and made a deposit of €3.46 million euro for automobiles purchase paid to a foreign supplier named Brueggmann Group Nlunter Den Linden (“BG Group”). BG Group terminated the agreement and withheld the deposit without delivering the vehicles. In August 2018, the Haitaoche entity filed a litigation against BG Group for a full refund of the deposit plus interest. After a number of hearings which held in 2020 and 2021, the court decided the case in our favor on December 6, 2021.

On March 21, 2022, a former customer filed a suit against Zhejiang Jieying in connection with dispute over a car purchase transaction in the amount of RMB 2.95 million (equivalent to US$0.46 million). The case is in early trial stage. The Company is presently unable to determine whether the likelihood of an unfavorable outcome of the dispute is probable or remote, nor can it reasonably estimate a range of potential loss, should the outcome be unfavorable.

Dividend Policy

Our Board has the discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution”.

B.	Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

A.	Offer and Listing Details.

See “—C. Markets”.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “KXIN”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

The following are the summaries of material provisions of our currently effective third amended and restated memorandum and articles of association, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any objects that are not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that the directors may, before recommending or declaring any dividends, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each ordinary share shall be entitled to one vote on all matters subject to a vote at general meetings of our Company. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than one-tenth of the paid up voting share capital.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-fifth of the votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Any resolutions proposed at an extraordinary general meeting convened pursuant to the requisition of shareholders should be passed by special resolutions. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board.

Our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with our Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;
●	the shares to be transferred are free of any lien in favor of our Company;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required; and
●	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our Board may from time to time require, is paid to our Company in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our Board may from time to time determine.

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

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board or by an ordinary resolution of our shareholders (provided that no such purchase may be made contrary to the terms or manner recommended by the Board). Under the Companies Act, the redemption or repurchase of any shares may be paid out of our company’s profits or out of the proceeds of a new issuance of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such shares may be redeemed or repurchased (a) unless it is fully paid up; (b) if such redemption or repurchase would result in there being no shares outstanding; or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid shares for no consideration.

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

Issuance of Additional Shares. Our memorandum of association authorizes our Board to issue additional ordinary shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares.

Our memorandum of association also authorizes our Board to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our Board may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of the ordinary shares.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further votes or actions by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, properties and liabilities in one of such companies as the surviving company; and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provisions of the Companies Law.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority”.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding in aggregate as at the date of the requisition not less than one-fifth of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by the law to call shareholders’ annual general meetings.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by a special resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our Board, is absent from three consecutive meetings of the Board and the Board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

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

C.Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”, “Item 10. Additional Information — C. Material Contracts” or elsewhere in this Annual Report on Form 20-F.

D.Exchange Controls.

See “Item 4. Information on the Company — B. Business Overview — PRC Regulation—Foreign Exchange”.

E.Taxation.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, was last amended in December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

If the PRC tax authorities determine that our Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends that we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event that we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our company is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) such a fiscal resident who obtains dividends should be a company as provided in the tax agreement; and (ii) owner’s equity and voting shares of the Chinese resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the capital of the Chinese resident company directly owned by such a fiscal resident, at any time during the twelve months prior to the acquisition of the dividends, reaches a percentage specified in the tax agreement. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Circular 37 and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 37 and SAT Circular 7, thus we may be required to expend valuable resources to comply with SAT Circular 37 and SAT Circular 7 or to establish that we should not be taxed under SAT Circular 37 and SAT Circular 7. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions that we may pursue in the future”.

United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address any U.S. federal estate, gift, Medicare tax on net investment income or alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of our ordinary shares, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations, all of whom may be subject to tax rules that differ significantly from those discussed below, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations) and governmental entities;
●	holders who acquire our ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement;
●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income; or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current taxable year or foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules”.

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

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if our ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to some limitations. Any such gain or loss that the U.S. Holder recognizes will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gains as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ordinary shares, including the availability of the foreign tax credit under their specific circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distributions that we make to the U.S. Holder (which generally means any distributions paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ordinary shares); and (ii) any gains realized on the sale or other disposition of our ordinary shares. Under the PFIC rules:

●	the excess distributions or gains will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

F.Dividends and Paying Agents.

Not applicable.

G.Statement by Experts.

Not applicable.

H.Documents on Display.

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

I.Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our company is the U.S. dollar. The functional currency of our PRC subsidiaries, our VIEs and their subsidiaries is the Renminbi, and the functional currency of our Hong Kong subsidiaries is the Hong Kong Dollar. We use the U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a net foreign exchange loss of US$4.2 million in 2019, a net foreign exchange gain of US$0.1 million in 2020 and a net foreign exchange loss of US$0.4 million in 2021.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 increased 2.6% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Common Shares” for a description of the rights of securities holders, which remain unchanged.

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

See “Item 4. Information on the Company — A. History and Development of the Company — History of CM Seven Star” for a description of the use of proceeds from the initial public offering in connection with the Business Combination.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report.

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the Commission, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified the following material weaknesses in our internal control over financial reporting:

(i)inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP;

(ii)lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks;

(iii)lack of evaluations to ascertain whether the components of internal control are present and functioning; and

(iv)inadequate controls over prepayment for vehicle purchase at local dealerships.

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2021. Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Remediation Plans and Actions

To remediate the material weaknesses described above in “Management’s Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We will carry out the following remediation measures:

(i) hiring additional financial professionals and accounting consultants with relevant experiences, skills and knowledge in accounting and disclosure for complex transactions under the requirements of U.S. GAAP and SEC reporting requirements, including disclosure requirements for complex transactions under U.S. GAAP, to provide the necessary level of leadership to our finance and accounting function and increase the number of qualified financial reporting personnel;

(ii) improving the capabilities of the existing financial reporting personnel through trainings and education on the accounting and reporting requirements under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act;

(iii) designing and implementing robust financial reporting and management controls over future significant and complex transactions; and

(iv) implementing procedures to enhance the design and effectiveness of internal control both at the entity and transaction levels in regard to inventory custody, including maintaining timely and accurate inventory records, segregation of employee duties, legal and physical protection of ownership rights.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board has determined that each of Tianruo Pu and Lin Cong, independent directors (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS.

Our Board has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.kaixin.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP (“MBP”).

	For the Years Ended December 31,
	2020	2021

	(in thousands of US$)
Audit fees(1)	415	330
Total	415	330
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

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

•	exemption from the requirement that a majority of our Board consists of independent directors;
•	exemption from the requirement that the audit committee is composed of at least three members set forth in Nasdaq Rule 5605(c)(2)(A);
•	exemption from the requirement to obtain shareholders’ approval for certain issuances of securities, including shareholders’ approval of stock option plans; and
•	exemption from the requirement that our Board shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1

Third Amended and Restated Memorandum and Articles of Association of Kaixin Auto Holdings, as adopted by a special resolution on May 7, 2021 (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

2.1

Promissory Note in the principal amount of US$1,100,000 dated January 24, 2019 (incorporated by reference to Exhibit 10.6 to our annual report on Form 10-K (File No. 001-38261) filed with the SEC on March 25, 2019)

2.2

Promissory Note in the principal amount of US$1,013,629.30 dated January 24, 2019 (incorporated by reference to Exhibit 10.7 to our annual report on Form 10-K (File No. 001-38261) filed with the SEC on March 25, 2019)

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

4.37	2020 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our current report on Form S-8 (File No. 001-38261), initially filed with the SEC on May 26, 2021)
4.38	2021 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S-8 (File No. 001-38261), initially filed with the SEC on September 1, 2021)
4.39*	Securities Purchase Agreement between Kaixin and Streeterville Capital, LLC dated November 19, 2021
4.40*	Convertible Promissory Note in the principle amount of $2,180,000 between Kaixin and Streeterville Capital, LLC dated November 19, 2021
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Commerce & Finance Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Auto Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: April 28, 2022

KAIXIN AUTO HOLDINGS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM(PCAOB ID: 5395)

To the Shareholders and Board of Directors of Kaixin Auto Holdings:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaixin Auto Holdings (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease in year ended December 31, 2021 due to the adoption of Accounting Standards Codification Topic 842, Leases, as amended, effective January 1, 2021, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2020.

New York, NY

April 28, 2022

KAIXIN AUTO HOLDINGS

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of December 31,
	2020	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$607	$5,263
Inventories	—	404
Amount due from related parties	705	—
Prepayment for vehicle purchase and other current assets	441	53,270
TOTAL CURRENT ASSETS	1,753	58,937
Property and equipment, net	1	22
Intangible assets, net	293	14,640
Right-of-use assets	—	561
Other non-current assets, net	4,546	—
TOTAL NON-CURRENT ASSETS	4,840	15,223
TOTAL ASSETS	$6,593	$74,160

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$295
Advances from customers	410	553
Short-term borrowings	—	6,277
Short-term lease liabilities	—	85
Income tax payable	4	3,399
Amounts due to related parties	10	3,943
Warrant liability	—	340
Accrued expenses and other current liabilities	6	14,491
TOTAL CURRENT LIABILITIES	430	29,383
Long-term bank loan	—	2,000
Long-term lease liabilities	—	431
Convertible notes	—	2,022
Payable for dealership settlement	—	2,245
TOTAL NON-CURRENT LIABILITIES	—	6,698
TOTAL LIABILITIES	$430	$36,081

COMMITMENT AND CONTIGENCIES	—	—

SHAREHOLDERS’ EQUITY

Ordinary Shares (par value of $0.00005 per shares; 1,000,000,000 shares authorized, 74,035,502 and 163,129,655 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	4	8
Series D convertible preferred shares (par value of $0.0001, nil and 6,000 shares authorized as of December 31, 2020 and 2021, respectively. Nil and 6,000 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	—	1
Additional paid-in capital	7,632	227,310
Statutory reserve	8	8
Accumulated deficit	(1,723)	(198,302)
Accumulated other comprehensive income	242	637
TOTAL KAIXIN AUTO HOLDINGS’ SHAREHOLDERS’ EQUITY	6,163	29,662
Non-controlling interests	—	8,417
TOTAL EQUITY	6,163	38,079
TOTAL LIABILITIES AND EQUITY	$6,593	$74,160

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021

REVENUE, NET	$45,848	$1,207	$253,840
Cost of revenues	45,662	1,207	248,583
GROSS PROFIT	186	—	5,257

Selling and marketing expenses	195	11	481
General and administrative expenses	127	265	43,734
Impairment of goodwill	—	—	143,655
Total operating expenses	322	276	187,870

LOSS FROM OPERATIONS	(136)	(276)	(182,613)

Other income (expenses), net	61	25	(4)
Foreign currency exchange (loss) gains	(32)	86	(432)
Interest expense, net	(3)	(1)	(245)
Change in fair value of warrants	—	—	1,995
Impairment of other non-current assets			(4,216)
Provision for dealership settlement	—	—	(11,142)

LOSS BEFORE INCOME TAX PROVISION	(110)	(166)	(196,657)

Income tax benefit	—	—	729

NET LOSS	(110)	(166)	(195,928)
Less: net income attributable to non-controlling interests	—	—	651
NET LOSS ATTRIBUTABLE TO KAIXIN'S SHAREHOLDERS	(110)	(166)	(196,579)

Other comprehensive income
Foreign currency translation adjustment	112	181	512
COMPREHENSIVE INCOME (LOSS)	$2	$15	$(195,416)
Less: comprehensive income attributable to non-controlling interest	—	—	768
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO KAIXIN'S SHAREHOLDERS	2	15	(196,184)

Net loss per share
Basic and diluted	(0.0015)	(0.0022)	(1.7181)

Weighted average shares used in calculating net loss per share
Basic and diluted	74,035,502	74,035,502	114,416,353

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of US dollars, except share and per share data, or otherwise noted)

								Accumulated
								Other
					Additional			Comprehensive	Total		Total
	Preferred shares		Ordinary shares		paid-in	Statutory	Accumulated	(loss)	shareholders'	Non-controlling	shareholders'
	Shares	Amount	Shares	Amount	capital	reserve	deficit	income	equity	interest	equity
Balance as of December 31, 2018	—	$—	74,035,502	$4	$1,589	$8	$(1,447)	$(51)	$103	$—	$103
Shareholder investment	—	—	—	—	3,910	—	—	—	3,910	—	3,910
Net loss	—	—	—	—	—	—	(110)	—	(110)	—	(110)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	112	112	—	112
Balance as of December 31,2019	—	$—	$74,035,502	$4	$5,499	$8	$(1,557)	$61	$4,015	$—	$4,015

Shareholder investment	—	—	—	—	8,096	—	—	—	8,096	—	8,096
Capital divestments	—	—	—	—	(5,963)	—	—	—	(5,963)	—	(5,963)
Net loss	—	—	—	—	—	—	(166)	—	(166)	—	(166)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	181	181	—	181
Balance as of December 31, 2020	—	$—	74,035,502	$4	$7,632	$8	$(1,723)	$242	$6,163	$—	$6,163

Net loss	—	—	—	—	—	—	(196,579)	—	(196,579)	651	(195,928)
Reverse acquisition	6,000	1	69,424,993	3	167,756	—	—	—	167,760	7,649	175,409
Vesting of restricted shares award	—	—	18,580,015	1	40,335	—	—	—	40,336	—	40,336
Share-based compensation-option	—	—	—	—	1,254	—	—	—	1,254	—	1,254
Series A preferred shares conversion	—	—	1,089,145	—	1,436	—	—	—	1,436	—	1,436
Contingent liabilities assumed by Renren Inc.	—	—	—	—	8,897	—	—	—	8,897	—	8,897
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	395	395	117	512
Balance as of December 31, 2021	6,000	$1	163,129,655	$8	$227,310	$8	$(198,302)	$637	$29,662	$8,417	$38,079

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(110)	$(166)	$(195,928)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities of continuing operations:
Depreciation and amortization	3	5	787
Impairment of goodwill	—	—	143,655
Loss from the disposal of property and equipment	—	—	8
Fair value change of warrants	—	—	(1,995)
Share-based compensation	—	—	41,589
Foreign currency exchange loss (gain)	32	(86)	432
Impairment of other non-current assets	—	—	4,216
Provision for dealership settlement	—	—	11,142
Interest expense from Convertible note	—	—	22
Changes in operating assets and liabilities:
Inventories	44	—	(404)
Prepayment for vehicle purchase and other current assets	1,209	(437)	(6,121)
Amount due from related parties	56	(509)	326
Accounts payable	—	—	(111)
Advances from customers	(369)	326	(318)
Accrued expenses and other current liabilities	(22)	1	1,287
Short-term lease liabilities	—	—	(31)
Amount due to related parties	(552)	(269)	25
Income tax payable	(33)	—	(684)
Other non-current assets	(98)	—	—
Net cash provided by (used in) operating activities	160	(1,135)	(2,103)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	—	(290)	(32)
Cash acquired on reverse acquisition	—	—	4,299
Net cash (used in) provided by investing activities	—	(290)	4,267

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from repayment of loan	405	—	—
Repayments of interest-free borrowings to related parties	(4,632)	—	—
Proceeds from convertible note	—	—	2,000
Capital contribution	3,909	8,095	—
Capital divestment	—	(5,963)	—
Net cash (used in) provided by financing activities	(318)	2,132	2,000

Effect of exchange rate changes on cash and cash equivalents	144	(104)	492

Net changes in cash and cash equivalents	(14)	603	4,656
Cash and cash equivalents at beginning of year	18	4	607
Cash and cash equivalents at end of year	$4	$607	$5,263

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	—	—	23

NON-CASH ACTIVITIES:
Net assets acquired on reverse acquisition (See Note 3)	—	—	161,760
Vesting of restricted shares award	—	—	1
Obtaining right-of-use assets in exchange for operating lease liabilities	—	—	515

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Auto Holdings (“the Company” or “KAH”), was founded in 2016 and was incorporated in the Cayman Islands.

On June 25, 2021, KAH completed a reverse acquisition (or reverse takeover, the “RTO”) with Haitaoche Limited (“Haitaoche”, or “HTC”), a company with focus on sales of imported automobiles and wholesale of domestic vehicles in PRC through its subsidiaries and variable interest entities, resulting in KAH acquiring 100% of the share capital of Haitaoche in exchange for an aggregate of 74,035,502 ordinary shares, which was issued to several former shareholders of Haitaoche. Following the Issuance, Haitaoche shareholders and KAH shareholders own 51.61% and 48.39%, respectively, of the post-closing outstanding KAH ordinary shares (on a fully diluted basis). The shareholders of Haitaoche controlled largest portion of the voting rights in the consolidated entity, and the management of Haitaoche became the management of the consolidated entity, resulting in the reverse acquisition of KAH under the acquisition method, whereby Haitaoche is deemed to be the accounting acquirer (See Note 3).

Following the completion of the RTO, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of KAH are included in the Company’s consolidated balance sheet since June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021.

The Company, its consolidated subsidiaries, variable interest entities (“VIEs) and their subsidiaries, are collectively referred to as the “Group”. The Group is primarily engaged in sales of domestic automobiles and the used car sales business in the People’s Republic of China (“PRC”).

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with the PRC laws and regulations, the Company primarily conducts its business in China through the Company’s VIEs, i.e. Zhejiang Jieying Automobile Sales Co., Ltd (“Zhejiang Jieying”, formerly known as Shanghai Jieying Automobile Sales Co., Ltd), Shanghai Qianxiang Changda Internet Information Technology Development Co.,Ltd. (“Shanghai Changda”), Ningbo Jiusheng Automobile Sales and Services Co., Ltd.(“Ningbo Jiusheng”) and Qingdao Shengmei lianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmei”) and their subsidiaries, based on a series of contractual arrangements by and among Zhejiang Kaixin Auto. Co., Ltd.(“Zhejiang Kaixin”),  Shanghai Renren Automotive Technology Group Co., Ltd. (“Shanghai Auto”), Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”, formerly known as Ningbo Taohaoche Technology Co., Ltd.), the Company’s VIEs and their nominee shareholders.

The following is a summary of the contractual agreements (collectively, “VIE Agreements”) that the Company, through its subsidiaries, entered into with the consolidated VIEs and their nominee shareholders:

The Kaixin VIE arrangements

To comply with PRC laws and regulations, on August 18, 2017, Shanghai Auto, a wholly owned subsidiary of the Company through Jet Sound Hong Kong Company Limited, entered into a series of contractual arrangements with Zhejiang Jieying and Shanghai Changda (“Kaixin VIEs”) and their nominee shareholders. In December 2021, Zhejiang Kaixin which is a wholly owned subsidiary of the Company, Zhejiang Jieying and Zhejiang Jieying’s nominee shareholders signed a series of amended and restated contractual agreements that replace the original VIE agreements entered into between Shanghai Auto and Zhejiang Jieying and their nominee shareholders in August 2017.  Since Zhejiang Kaixin and Shanghai Auto are companies under common control, the renewed contractual arrangements had no substantial change compared to the version signed on August 18, 2017. Through these original and renewed contractual arrangements, the Company exert control over the Kaixin VIEs and receive substantially all the economic benefits from their operations. These contractual agreements include Power of Attorneys, Business Operations Agreements, Exclusive Equity Option Agreements, Exclusive Technology Support and Technology Service Agreements, Loan Agreements, Equity Interest Pledge Agreements, Intellectual Property Right License Agreements and Spousal Consent Agreements (collectively “Kaixin VIE Agreements”).

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

The Kaixin VIE arrangements-continued

Each of the Kaixin VIE Agreements is described in detail below:

(1)

Power of Attorney: Each shareholder of Kaixin VIEs signed a power of attorney in 2021 pursuant to which he or she irrevocably authorizes Zhejiang Kaixin or any person designated by Zhejiang Kaixin to vote on Kaixin VIEs shareholder’s behalf at the shareholders’ meetings of Kaixin VIEs and exercise full voting rights as a Kaixin VIEs shareholder, including but not limited to, the right to propose a shareholders’ meeting, to accept any notification about the holding of such meeting, to attend the shareholders’ meeting and exercise full voting rights, and to sell or transfer any portion of Kaixin VIEs shareholder’s equity interests in Kaixin VIEs.

(2)

Business Operations Agreements: The business operations agreements specifically and explicitly grant Zhejiang Kaixin/Shanghai Auto the principal operating decision making rights, such as the appointment of the directors and executive management, of the Kaixin VIEs. The term of each business operation agreement is 10 years and will be extended automatically for another 10 years except where Shanghai Auto/Zhejiang Kaixin provides prior written notice otherwise. Neither the Kaixin VIEs nor any of the Kaixin VIEs’ shareholders may terminate the agreements during the terms or the extensions of the terms.

(3)

Exclusive Equity Option Agreements: Under the exclusive equity option agreements, Zhejiang Kaixin and Shanghai Auto have the exclusive right to purchase the equity interests of the Kaixin VIEs from the registered legal equity owners as far as PRC regulations permit a transfer of legal ownership to foreign ownership. Zhejiang Kaixin and Shanghai Auto can exercise the purchase right at any portion and any time in the 10-year agreement period. Without Zhejiang Kaixin and Shanghai Auto’s consent, the Kaixin VIEs’ shareholders shall not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in the VIEs in any way. The equity option agreement will remain in full force and effect until the earlier of (i) the date on which all of the equity interests in the Kaixin VIEs have been acquired by Zhejiang Kaixin/Shanghai Auto or their designated representative(s); or (ii) the receipt of the 30-day advance written termination notice issued by Zhejiang Kaixin/Shanghai Auto to the shareholders of the Kaixin VIEs. The term of these agreements will be automatically renewed upon the extension of the term of the relevant exclusive equity option agreement.

(4)

Exclusive Technology Support and Technology Service Agreements: Zhejiang Kaixin, Shanghai Auto and Kaixin VIEs’ shareholders irrevocably agree that the Zhejiang Kaixin and Shanghai Auto shall be the exclusive technology service provider to the Kaixin VIEs in return for a service fee, which is determined at the sole discretion of Zhejiang Kaixin/Shanghai Auto. The term of each agreement is ten years and will be extended automatically for another ten years unless terminated by Zhejiang Kaixin and Shanghai Auto. Zhejiang Kaixin/Shanghai Auto can terminate the agreement at any time by providing a three-month prior written notice. The term of each exclusive technology support and technology services agreement is 10 years.

(5)

Loan Agreements: Under loan agreements between the Zhejiang Kaixin, Shanghai Auto and each of the shareholders of the Kaixin VIEs, Zhejiang Kaixin and Shanghai Auto made interest-free loans to the shareholders of exclusively for the purpose of the initial capitalization and the subsequent financial needs of the Kaixin VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the Kaixin VIEs to Zhejiang Kaixin and Shanghai Auto or their designated representatives pursuant to the equity option agreements. The term of each of these loans is ten years from the actual drawing down of such loans by the shareholders of the Kaixin VIEs, and will be automatically extended for another ten years unless a written notice to the contrary is given by Zhejiang Kaixin/Shanghai Auto to the shareholders of the Kaixin VIEs three months prior to the expiration of the loan agreements. The Kaixin VIE shareholders undertake, among other things, not to transfer any of their respective equity interests in the Kaixin VIEs to any third party.

(6)

Equity Interest Pledge Agreements: The shareholders of the Kaixin VIEs have pledged all of their equity interests in the Kaixin VIEs with Zhejiang Kaixin/Shanghai Auto, and Zhejiang Kaixin and Shanghai Auto are entitled to certain rights to sell the pledged equity interests through auction or other means if the VIEs or the shareholders default in their obligations under other above-stated agreements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

The Kaixin VIE arrangements-continued

(7)

Intellectual Property Right License Agreements: Shanghai Auto/Zhejiang Kaixin grants to the Kaixin VIEs non-exclusive licenses to use certain intellectual property rights as listed in these agreements during the Kaixin VIEs’ normal business operations in the PRC. The Kaixin VIEs pay Shanghai Auto/Zhejiang Kaixin license fees on a monthly basis. The parties have made record filings of copies of these agreements to the relevant authorities subject to the requirements of the PRC law. The term of each intellectual property license agreement is five years and will be automatically extended for an additional one year unless either party provides the other party with prior written notice of termination.

(8)

Spousal Consent Agreements: The spouse of each of the shareholders of Zhejiang Jieying and Shanghai Changda acknowledged that certain equity interests of Zhejiang Jieying and Shanghai Changda, held by and registered in the name of his/her spouse would be disposed of pursuant to the loan agreement, exclusive equity option agreement and equity interest pledge agreement of which they were respectively a party, and they will not take any action to interfere with such arrangement, including claiming that such equity interests constitute property or communal property between his/her spouse and himself/herself.

As a result of these contractual arrangements and the completion of the RTO, the Company is fully and exclusively responsible for the management of Kaixin VIEs, assumes all of risk of losses of Kaixin VIEs and has the exclusive right to exercise all voting rights of Kaixin VIEs’ Shareholders. Therefore, the Company is considered the primary beneficiary of Kaixin VIEs and has consolidated the financial results of the Kaixin VIEs and their subsidiaries in the Group’s consolidated financial statements.

The Haitaoche VIE arrangements

To comply with PRC laws and regulations, Zhejiang Taohaoche, which became a wholly owned subsidiary of the Company after the completion of the RTO, conducts a substantial portion of the business in China through Ningbo Jiusheng and Qingdao Shengmei (the “Haitaoche VIEs”), and their subsidiaries, based on a series of contractual arrangements signed on July 11, 2019 and amended in October and November 2020, by and among Zhejiang Taohaoche, the Haitaoche VIEs and their nominee shareholders. Through these contractual arrangements, the Company exert control over the Haitaoche VIEs and receive substantially all the economic benefits from their operations. These contractual agreements include Business Operation Agreements, Powers of Attorney (Annex I of Business Operation Agreement), Agreement on Disposal of Equity and Assets, Exclusive Consulting and Service Agreements, Equity Pledge Agreements (collectively “Haitaoche VIE Agreements”).

Each of the Haitaoche VIE Agreements is described in detail below:

(1)

Business Operation Agreements: Pursuant to the Business Operation Agreements among Zhejiang Taohaoche and Haitaoche VIEs and their shareholders, each shareholder of Haitaoche VIEs confirms and agrees that without prior written consent of Zhejiang Taohaoche or other parties designated by Zhejiang Taohaoche, Haitaoche VIEs shall not engage in any transaction that would have material effects on its assets, business, personnel, obligations, rights and operation. Haitaoche VIEs and the shareholders agree to accept Zhejiang Taohaoche’s proposals from time to time relating to the employment or dismissal of employees, daily operation and management, and financial management system, and strictly implement the same. The shareholders agree that it shall issue the power of attorney, whereby, the shareholders shall irrevocably authorize Zhejiang Taohaoche’s designee to exercise the shareholder’s rights on behalf of the shareholder, and exercise all voting rights in the name of the shareholders in the shareholder’s meeting of Haitaoche VIEs. The shareholders further agree to replace the person authorized in such power of attorney, in accordance with Zhejiang Taohaoche’s requirement at any time. Zhejiang Taohaoche shall have the right to decide whether to terminate all the agreements between Zhejiang Taohaoche and Haitaoche VIEs, including by not limited to the Exclusive Consultancy and Services Agreement.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

The Haitaoche VIE arrangements-continued

(2)

Agreement on Disposal of Equity and Assets: Pursuant to the Agreement on Disposal of Equity and Assets among Zhejiang Taohaoche, Haitaoche VIEs and their shareholders, the parties agree that from the effective date of this agreement, save as disclosed to Zhejiang Taohaoche and approved by Zhejiang Taohaoche in writing in advance, Zhejiang Taohaoche has the exclusive option to purchase or designate a third party to purchase at any time, all the equity interest held by the authorizing party in Haitaoche VIEs or all the assets owned by Haitaoche VIEs, at the lowest price permitted under the laws and regulations of the People’s Republic of China at the time of the exercise of such option. This option shall be granted to Zhejiang Taohaoche upon the effectiveness of this agreement after it is executed by all parties, and such option shall be irrevocably and shall not be changed during the term of this agreement. This agreement shall come into force upon the execution by all parties and have a term of ten years. Before the expiration of this agreement, if Zhejiang Taohaoche requests, this agreement shall be renewed according to Zhejiang Taohaoche’s request, and the parties shall enter into another agreement on disposal of equity and assets or continue to perform this agreement as required by Zhejiang Taohaoche.

(3)

Exclusive Consultancy and Services Agreement: Pursuant to the Exclusive Consultancy and Services Agreement between Zhejiang Taohaoche and Haitaoche VIEs, Zhejiang Taohaoche agrees to provide relevant consultation and services to Zhejiang Taohaoche as the sole consulting and services provider of Haitaoche VIEs. Haitaoche VIEs agrees to accept the consultation and services provided by Zhejiang Taohaoche within the validity period of this agreement. Haitaoche VIEs further agrees that, except with the prior written consent of Zhejiang Taohaoche, Haitaoche VIEs shall not accept any consultation and services provided by any third party within the business scope set forth in this agreement during the term of this agreement. Zhejiang Taohaoche shall have sole and exclusive rights to and interests in all rights, ownership, interests and intellectual property rights arising from the performance of this agreement. Haitaoche VIEs undertakes that if it intends to conduct any business cooperation with other enterprises, it shall obtain the consent of Zhejiang Taohaoche, and under equal conditions, Zhejiang Taohaoche or its affiliated companies shall have the priority of cooperation. The parties agree that for each financial quarter when Haitaoche VIEs make profit, Haitaoche VIEs shall pay the services fee and Zhejiang Taohaoche has the right to propose adjusting the amount of technical consulting and service fees in view of the income and profit of the Haitaoche VIEs during the quarter as determined pursuant to generally accepted accounting principles at the end of each quarter, and accordingly deliver a notice to the Haitaoche VIEs to adjust the amount of technical consulting and service fees.

(4)

Equity Pledge Agreement: Pursuant to the Equity Pledge Agreement between Zhejiang Taohaoche, Haitaoche VIEs, and the shareholders of Haitaoche VIEs, the shareholders of Haitaoche VIEs, shall pledge all its Equity Interest in Haitaoche VIEs to Zhejiang Taohaoche as security for Zhejiang Taohaoche’s rights and interest. Unless otherwise expressly approved in writing by Zhejiang Taohaoche after the effectiveness of the agreement, the pledge hereunder may be discharged only after Haitaoche VIEs and the pledger have properly fulfilled all their duties and obligations under all the agreements, which shall be acknowledged by Zhejiang Taohaoche in writing. During the term of the pledge, if Haitaoche VIEs fail to pay service fee pursuant to the Exclusive Consultancy and Services Agreement, or fails to perform other terms of such agreement or any terms of the Business Operation Agreement and the Agreement on Disposal of Equity and Assets, Zhejiang Taohaoche shall have the right to enforce the pledge right pursuant to this agreement with a reasonable notice.

(5)

Powers of Attorney (Annex I of Business Operation Agreement): Pursuant to the Equity Pledge Agreement between Zhejiang Taohaoche, Haitaoche VIEs, and the shareholders of Haitaoche VIEs, the shareholders of Haitaoche VIEs irrevocably authorizes Zhejiang Taohaoche or any person designated by HTC WOFE to vote on such the shareholders of Haitaoche VIEs behalf at the shareholders’ meetings of the Haitaoche VIEs and exercise full voting rights as a Haitaoche VIEs shareholder, including but not limited to, the right to propose a shareholders’ meeting, to accept any notification about the holding of such meeting, to attend the shareholders’ meetings and exercise full voting rights, and to sell or transfer any portion of the Haitaoche VIEs shareholder’s equity interests in the Haitaoche VIEs.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

The Haitaoche VIE arrangements-continued

As a result of Haitaoche VIE Agreements, the Company is fully and exclusively responsible for the management of Haitaoche VIEs, assumes all of risk of losses of Haitaoche VIEs and has the exclusive right to exercise all voting rights of Haitaoche VIEs’ Shareholders. Therefore, the Company is considered the primary beneficiary of Haitaoche VIEs and has consolidated the financial results of the Haitaoche VIEs and their subsidiaries in the Group’s consolidated financial statements.

Risks in relation to the VIE structure

The Company and the Company’s legal counsel believe that the Kaixin VIE Agreements and Haitaoche VIE Agreements, are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, the VIEs and their subsidiaries;
●	Discontinue or restrict the operations of any related-party transactions among Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, the VIEs and their subsidiaries;
●	Impose fines or other requirements on the Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, the VIEs and their subsidiaries;
●	Require the Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, the VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or
●	Restrict or prohibit the Company’s use of the proceeds of the additional offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its business, including its advertising business, used car trading business and its financing services to used car dealerships, may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

In addition, if Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, VIEs and their subsidiaries or their shareholders fail to perform their obligations under the contractual arrangements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these contractual agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these contractual agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

Risks in relation to the VIE structure- continued

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

The Company’s ability to control the VIEs also depends on the power of attorney that Zhejiang Kaixin, Shanghai Auto, and Zhejiang Taohaoche has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The following financial statement amounts and balances of the VIEs and their subsidiaries were included in the accompanying consolidated financial statements before elimination of intercompany transactions:

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

Consolidated Balance Sheets Information

	As of December 31,
	2020	2021
Cash and cash equivalents	$607	$343
Inventories	—	404
Prepayment for vehicle purchase and other current assets	442	51,236
Amounts due from related parties	704	—

Total current assets	1,753	51,983

Property and equipment, net	1	21
Intangible assets, net	293	295
Right-of-use assets		10
Other non-current assets	4,546	—

Total non-current assets	4,840	326

Total assets	$6,593	$52,309

Accounts payable	$—	$199
Short-term borrowing	—	6,277
Accrued expenses and other current liabilities	6	8,873
Advances from customers	412	500
Amounts due to related parties	10	—
Income tax payable	2	3,511

Total current liabilities	430	19,360

Total non-current liabilities	—	—

Total liabilities	$430	$19,360

Consolidated Statements of Operations data

	Years ended December 31,
	2019	2020	2021
Revenues	$45,848	$1,207	$253,840
Net loss	$(109)	$(166)	$(768)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

Consolidated Cash Flows Information

	Years ended December 31,
	2019	2020	2021
Net cash provided by (used in) operating activities	$158	$(1,135)	$(3,092)
Net cash (used in) provided by investing activities	$—	$(290)	$2,822
Net cash (used in) provided by financing activities	$(318)	$2,132	$—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. The creditors of the one of Kaixin VIEs who provided short-term loans of $6,277 to the VIE have recourse to the general credit of Zhejiang Kaixin, Shanghai Auto, and Zhejiang Taohaoche. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict Zhejiang Kaixin, Shanghai Auto, and Zhejiang Taohaoche, VIEs and their subsidiaries from transferring a portion of its net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends.

COVID -19 Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

(c)Non-controlling interest

A non-controlling interest in the subsidiaries of VIEs of the Group represents the portion of the equity (net assets) in the subsidiaries of VIEs that has not been pledged to WFOES, consequently not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income (loss) and other comprehensive income (loss) are attributed to controlling and non-controlling interests respectively. The assets and liabilities of the Haitaoche (legal acquiree) are measured and recognized in the consolidated financial statements at their pre-combination carrying amounts. Therefore, in a reverse acquisition the noncontrolling interest reflects the noncontrolling shareholder’s proportionate interest in the pre combination carrying amounts of the legal acquiree’s net assets even though the noncontrolling interests in other acquisitions are measured at the fair value at the acquisition date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(d)Business combinations

Business combinations are recorded using the acquisition method of accounting. The Group uses a screen to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

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

(e)Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to, the net realizable value of inventories, warrant liabilities, the valuation of prepaid expenses and other current assets, deferred tax valuation allowance, impairment assessment on goodwill and intangible assets, the beneficial conversion feature of preferred shares, the purchase price allocation associated with business combinations.

(f)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(g)Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash in banks. The Group considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The amount of cash equivalents was both nil as December 31, 2020 and 2021.

(i)	Prepayment for vehicle purchase and other assets

Prepayment for vehicle purchase, other current assets and other non-current assets consist of prepayment for vehicle purchase to the dealership operators, advances to suppliers, deductible input VAT, other receivables and others. The Group reviews suppliers credit history and background information before advancing a payment. The Group maintains an allowance for doubtful accounts based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. There is no allowance recognized for the prepayment for vehicle purchase, other current assets and other non-current assets for the years ended December 31, 2019 and 2020. The Company recorded impairment loss of $4,216 for other non-current assets for the year ended December 31, 2021.

(j)	Inventory

Inventory includes only the purchased new automobiles. Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventories turnover times of similar vehicles, as well as independent, market resources. Each reporting period the Group recognizes any necessary adjustments to reduce the cost of vehicle inventories to its net realizable value through cost of sales in the accompanying consolidated statements of operations.

Vehicle inventories are considered slow moving if they have not been sold within a 90 days period since procurement. In estimating the level of inventories write-downs for slow moving vehicles, the Group considers historical data and forecasted customer demand, such as sales price and inventories turnover of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventories at net realizable value. There were no write-downs of inventories recorded for the years ended December 31,2019, 2020 and 2021.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(k)	Convertible notes

The Group accounts for its convertible notes under ASC 470 Debt, using the effective interest method, as a single debt instrument, from the issuance date to the maturity date. Interest expenses are recognized in the consolidated statement of operation in the period in which they are incurred.

(l)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if any. The depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Computer equipment and application software	2 - 3 Years
Furniture and vehicles	5 Years

(m)	Intangible assets, net

Intangible asset is stated at cost less accumulated amortization and impairment if any. Intangible asset is amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. When assets are retired or disposed of, the cost and accumulated amortization are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Software	10 Years
Domain name	10 Years
Trademark	10 Years

In accordance with ASC Topic 360, the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Software and domain name are used for the business of Haitaoche and no impairment indicators was noted. The trademark recognized from the RTO were initial recognized using Relief-From-Royalty (“RFR”) method. The trademark was tested for impairment due to identification of impairment indicator.

The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended December 31, 2019, 2020 and 2021.

(n)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Group assesses goodwill for impairment on annual basis as of December 31 or if indicator noted for goodwill impairment, the Group will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(n)Goodwill-continued

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

For the goodwill recognized as a result of the reverse acquisition on June 25, 2021, the management performed qualitative assessment subsequently, and noted certain facts and circumstances indicated that goodwill may be impaired. Those indicators include the following:

●	the acquisition date fair value of the consideration transferred appeared to be significantly higher than the fair value of the consideration as of the date the acquisition was agreed to, and
●	the declining operating cash flows and recurring net losses resulting from the temporary halt of KAH Group business operation in 2020 and first half of 2021.

As a result, it was considered more likely than not that the fair value of the reporting unit was less than its carrying value, which required the Group to perform a quantitative test, with the income approach using discounted cash flow (“DCF”), to determine the fair value of the KAH Group reporting unit. Based on the results of the quantitative goodwill impairment test, the Group fully impaired the goodwill generated through the reversed acquisition of $143,655 in 2021.

(o)	Impairment of long-lived assets

In accordance with ASC Topic 360, the Group reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Management has performed a review of all long-lived assets and has determined that no impairment loss for long-lived assets has occurred for the years ended December 31, 2019 and 2020 and recorded impairment loss of $4,216 for other long-lived assets for the year ended December 31, 2021.

(p) Right-of -use assets

The Group leases premises for offices under non-cancellable operating leases.

Prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the consolidated balance sheets, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(p) Right-of -use assets-continued

Effective January 1, 2021, the Group adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after January 1, 2021, and has not recast the comparative periods presented in the consolidated financial statements. Upon adoption of Topic 842 and the reverse acquisition, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group’s incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

(q)	Value added tax

Value-added tax (“VAT”) is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheets.

In 2018, the Group entered into a series of ancillary agreements to facilitate its sale of used cars for value-added tax optimization purposes, which was still applicable in 2021. Under these ancillary agreements, when the Group sources a used car, the legal ownership of the car is transferred to Zhejiang Jieying and Shanghai Financial’s executives, and the registration is normally under the name of one of the dealership’s employees. The Group viewed itself as a service provider for VAT purpose, and therefore is only subject to value-added tax on the difference between the original purchase price and the retail price of the used cars. The Group’s other affiliated entities in the PRC, including Zhejiang Taohaoche and VIEs are subject to VAT for sales of automobiles at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases.

The Group reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED
(r)	Revenue recognition

The Group accounts for revenue using Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The following five steps are applied to achieve core principle of ASC 606:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Group satisfies a performance obligation

The Group primarily sells automobiles to car dealers and individual customers through signing written sales contracts. The Group presents the revenue generated from its sales of automobiles on a gross basis as the Group is a principal based on the fact that the Group is primarily responsible for fulling the promise to deliver the specified used cars or new cars to the customers, the Group also has pricing discretion and obtains substantially all of the remaining benefits from the sale goods. Revenue is recognized at a point in time upon delivery, which usually coincide with the timing of the customer acceptance.

The following table identifies the disaggregation of the revenue for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the years ended December 31,
	2019	2020	2021
Used-car sales	$—	$—	$251,054
New-car wholesales	45,848	1,207	2,786
Total revenues	$45,848	$1,207	$253,840

Advances from customers

Advances from customers for sales of goods are payment from customers for purchase, and are deferred when corresponding performance obligation has not been satisfied. They are recognized as revenue upon the Group transfers the control of products to the customers. The balances of advances from customers as of December 31, 2020 and December 31, 2021 were $410 and $553, respectively.

(s)	Cost of revenue

Cost of revenue consists primarily of cost of goods purchased from domestic and overseas regions.

(t)	Income taxes

The Group accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(t)	Income taxes-continued

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,500). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. In addition, the Group did not have any interest or penalties associated with uncertain tax position for the years ended December 31, 2019, 2020 and 2021.

(u)	Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIEs located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK dollar” or “HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Both exchanges rates were published by the Federal Reserve Board. Any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are shown as foreign currency exchange (loss) gains in the consolidated statements of operations and comprehensive income (loss) as incurred.

The consolidated balance sheets amount, with the exception of equity, on December 31, 2020 and December 31, 2021 were translated at RMB6.5250 to $1.00 and at RMB6.3726 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2019, 2020 and 2021 were RMB6.9081 to $1.00, RMB6.7434 to $1.00 and RMB6.3914 to $1.00, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(v)	Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

A change in any of the terms or conditions of share options is accounted for as a modification of stock options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(w)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(x)	Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Group’s net income (loss) and other comprehensive income (loss). The components of other comprehensive income (loss) consist solely of foreign currency translation adjustments.

(y)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

(z)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalent, prepayment for vehicle purchase and other receivable due from noncontrolling shareholders. The Group places its cash and cash equivalent with financial institutions with high-credit ratings and quality.

Prepayment for vehicle purchase and other current assets are concentrated with noncontrolling shareholders (Note 4) as of December 31, 2021. With regard to the prepayment for used car purchase, the Group regularly monitor and performs inspection and counting on these noncontrolling shareholders’ cars inventory to ensure the prepayments are recoverable. Regarding the other receivable due from these noncontrolling shareholders, the Group has arrangement to hold the Company’s ordinary shares issuable to these parties to ensure the repayment of majority of the balances.

There were no customers that accounted for 10% or more of total revenues for the years ended December 31, 2019, 2020 and 2021. No supplier that accounted for 10% or more of total purchase for the years ended December 31, 2019, 2020 and 2021 or 10% or more of prepaid expenses and other current assets balance as December 31, 2020 and 2021.

(aa)	Segment reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources, and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenue is derived from within the PRC, no geographical segments are presented.

(bb)	Recent accounting standards

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public Group for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2020, the FASB amended guidance related to accounting for convertible instruments as part of ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Debts with Conversion and Other Options. The guidance amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features and amended the disclosure guidance on convertible debt instruments The ASU is effective for public Group for fiscal years, and interim periods within those fiscal years beginning after December 15, 2021. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2023. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

(bb)Recent accounting standards-continued

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This guidance is effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The impact of adopting this guidance on the Company’s consolidated financial statements will depend on business combinations occurring on or after the effective date.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	REVERSE ACQUISITION

On June 25, 2021, KAH issued (the “Issuance”) an aggregate of 74,035,502 ordinary shares through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche, pursuant to the share purchase agreement (the “SPA”) entered into on December 31, 2020. Following the Issuance, Haitaoche became a wholly-owned subsidiary of KAH. Upon the consummation of the Issuance, KAH had a total of 143,460,495 outstanding ordinary shares, and former shareholders of Haitaoche accounted for 51.61%, became the controlling shareholders of KAH. Therefore, the shareholders of Haitaoche controlled largest portion of the voting rights in the consolidated entity, and the management of Haitaoche became the management of the consolidated entity after the reverse acquisition.

The substance of the transaction was a reverse acquisition, where the transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. Haitaoche is deemed to be the accounting acquirer and its assets and liabilities, equity and historical operating results are included at their historical carrying values, and the net assets of KAH are recorded at the fair value as of the date of the transaction. Transaction costs in the amount of $0.2 million were incurred in connection with the reverse acquisition and were expensed as incurred.

3.	REVERSE ACQUISITION-CONTINUED

The fair value of the consideration paid as part of the transaction as well as the fair value of identifiable assets and liabilities acquired are presented below.

Amount
$
Fair value of consideration transferred (1)	161,760

Fair value of the assets acquired and the liabilities assumed
Cash and cash equivalents	4,299
Prepaid expense	46,708
Property plant and equipment	31
Trademark (Intangible Assets)	15,100
Right-of-use assets	47
Goodwill	143,655
Subtotal of total assets	209,840
Short-term bank loan	(8,195)
Accounts payable	(406)
Advance from customers	(461)
Short-term lease liabilities	(32)
Other payables	(13,198)
Amounts due to RPT	(4,288)
Income tax payable	(4,079)
Warrants	(2,335)
Mezzanine equity-Preferred shares	(1,437)
Subtotal of total liabilities	(34,431)
Less: Non-controlling interest	(7,649)
Less: Preferred shares (2)	(6,000)
Total net assets	161,760

(1)	The fair value of 69,424,993 ordinary shares issued to pre-reverse acquisition KAH shareholders is $161,760 based on the quoted fair market value of $2.33 per ordinary share on June 25, 2021.
(2)	It represented Series D convertible preferred shares of KAH issued to Renren Inc. on April 8, 2021 (see Note 15)

The unaudited pro forma information for the periods set forth below gives effect to the reverse acquisition as if the reverse acquisition had occurred as of January 1, 2020. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transactions been consummated as of that time.

	For the years ended December 31,
	2020	2021
	Unaudited	Unaudited
Revenue	$34,367	$257,631
Net loss	$(5,486)	$(191,468)

4.PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2020 and 2021, prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
Prepayment for vehicle purchase(1)	$—	$32,091
Other receivables (2)	—	19,249
Deductible input VAT	29	545
Advance to suppliers	412	23
Others (3)	—	1,362
Prepaid expenses and other current assets	$441	$53,270

(1)	The balance mainly represents pre-payments to the dealership operators who are operators of the used car dealership with whom the Company set up special purpose holding companies to operate the used car business, mainly to purchase used vehicles from the market.
(2)	The balance represents cash advances paid to the dealership operators for purchasing used vehicles historically and shall be repaid in cash, and the balance is secured using ordinary shares of the Company to be issued to them as agreed with the dealership operator (Note 8).
(3)	Others mainly included prepaid rent, staff advances, prepaid marketing fee, advertising fee, professional fee, and other receivables incurred for daily operations.

5.INTANGIBLE ASSETS, NET

	As of December 31,
	2020	2021
Trademark (1)	$—	$14,983
Domain name	289	—
Software	—	445
Others	7	—
Total	296	15,428
Less: Accumulated amortization	(3)	(788)
Intangible assets, net	$293	$14,640

(1)	The trademark was identified due to the reverse acquisition of KAH with Haitaoche on June 25, 2021. It has remaining useful life of 9.5 years as of December 31, 2021.

Amortization expense was $1, $2 and $785 for the years ended December 31, 2019, 2020 and 2021, respectively.

6.OTHER NON-CURRENT ASSETS, NET

As of December 31, 2020 and 2021, other non-current assets consisted of the following:

	As of December 31,
	2020	2021
Long-term receivables from suppliers (1)	$4,442	$4,112
Legal deposit (2)	104	104
Other non-current assets, gross	$4,546	$4,216
Less: impairment for uncollectible receivables (3)	—	(4,216)
Other non-current assets, net	4,546	—

(1)	Other non-current assets mainly represented the receivable from a foreign supplier, Brueggmann Group (“BG”) in Germany for payment of automobiles purchase early in 2016. BG has never delivered the automobiles. The Gross prepayment amounts were $4,231 and $3,916, as of December 31, 2020 and 2021, respectively.

In August 2018, the Group filed a lawsuit under the district court of Hamburg (Landgericht Hamburg) against 1) Michael Brueggmann-Kirschberger and 2) Dirk Bjoern Kirschberger ("Defendants"), who are the CEO and Marketing Director of BG. respectively. The Group filed this lawsuit to assert its refund claims against Defendants in the amount of EUR 3,459,706 plus interest. The first oral hearing took place in February 2020 before the district court. Further hearings followed in June and October 2020. In all these hearings, the Court focused on the question whether it has jurisdiction over the case. With its interlocutory judgement, which was issued by the Court on November 16, 2020, the court confirmed its jurisdiction. Defendants are entitled to appeal this decision and ask the Higher Regional Court in Hamburg for review. With letter dated December 9, 2020 submitted to external legal counsel on December 18, 2020, Defendants have appealed this judgement. With judgement issued by the district court of Hamburg (Landgericht Hamburg) on December 6, 2021, the district court ruled the case in favour of the Group as requested by the Group.

Submitted to external legal counsel on January 05, 2022, Defendants have appealed against this judgement to the Higher District Court of Hamburg.

(2)	Legal deposit is the amounts paid to the lawyer related to the case mentioned in above note.
(3)	As the Defendants have appealed against the judgement in January, 2022, the Company expects that Defendants are not willing to repay the receivables even if Defendants lose the lawsuit. The Company recognized impairment of nil and $4,216 for the receivables from BG and the legal deposit as well as the other suppliers as of December 31, 2020 and 2021.

7.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
Other taxes payable	$—	$5,120
Used car services payables	—	3,333
Accrued professional fee	—	2,698
Individual income tax payable	—	2,207
Others	6	1,133
Total	$6	$14,491

8.DEALERSHIP SETTLEMENT

During 2017 and 2018, the Company entered into several equity purchase agreements (the “Equity Purchase Agreements”) with the original dealers and after-sale service center operators of various auto dealerships (the “Dealership Operators”), to acquire 70% equity interest of the dealerships. According to the Equity Purchase Agreements, the Company agreed to provide certain payments of its ordinary shares to the Dealership Operators as part of the equity acquisition considerations, subject to certain payment triggers including the operating performance of the dealerships and service centers and KAH’s ordinary share price (“Contingent Consideration”). The Company recognized the Contingent Consideration as liability at fair value as of the acquisition date and the subsequent changes in fair value as gain/loss into earnings/(loss). In connection with the Company’s IPO on April 30, 2019, Renren Inc. (“Renren”) agreed to assume the Contingent Consideration from the Company, and the Company reclassified the Contingent Consideration from a liability to additional paid-in capital.

Since 2019, due to disagreements with certain Dealership Operators on operational matters, the Company had disruptions in operations of several dealerships. After continuous negotiations with the Dealership Operators, the Company signed the amendments to Equity Purchase Agreement (the “Amendments”) with seven Dealership Operators in August 2021, to 1) confirm a total of 4,513,761 ordinary shares as part of the Contingent Consideration issuable to the Dealership Operators in accordance with the Equity Purchase Agreements subject to the operating performance of the dealerships and service centers before 2021; 2) provide a total of 7,172,529 ordinary shares (“Compensation Shares”) to the Dealership Operators, as incentives to revitalize the operations of the dealerships. The Company recognized the Compensation Shares as expenses related to provision for dealership settlement.

On November 30, 2021, Renren transferred 13,422,613 ordinary shares of the Company it held, to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. In addition to the Contingent Consideration shares, there were 5,203,103 ordinary shares transferred toward settlement of the Compensation Shares, which are recognized by the Company as additional paid-in capital.

The Company shall issue additional 1,969,425 shares to the Dealership Operators to fully satisfy the Compensation Shares, which was recognized as payable for dealership settlement at the fair value by reference to the quoted price of Company’s ordinary share at the commitment date with subsequent changes in fair value reflected in provision for dealership settlement. The payable for dealership settlement was $2,245 as of December 31, 2021, and the expenses related to provision for dealership settlement was $11,142 for the year then ended.

9.LEASE

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2021 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	5
Weighted average discount rate	11.5%

For the years ended December 31,2020 and 2021, the operating lease asset obtained in exchange for operating lease liabilities amounted to nil and $515, respectively, cash prepaid for amounts included in the measurement of lease liabilities were nil, nil and $31 for the years ended December 31, 2019, 2020 and 2021.

9.LEASE-CONTINUED

During the years ended December 31, 2019, 2020 and 2021, the Company incurred total operating lease expenses of $27, $2 and $29 respectively.

As of December 31, 2021, the future minimum rent payable under non-cancelable operating leases were:

2022	$137
2023	137
2024	139
2025	145
2026	107
Total lease payments	665
Less: imputed interest	(150)
Present value of lease liabilities	$515
Lease liabilities - current	(84)
Lease liabilities – non-current	(431)

10.RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

	Name	Relationship
(a)	Beijing Haitaoche Consulting Co., Ltd. (“Beijing Haitaoche”)	An entity ultimately controlled by Mr. Lin Mingjun (“Mr. Lin”), controlling shareholder and chief executive officer of the Group
(b)	Renren Inc.	A principal shareholder of the Company
(c)	Zhejiang Jieying Automobile Sales Co., Ltd. (“Zhejiang Jieying”)

A subsidiary of the KAH, before the reverse acquisition, Mr. Lin was named as the acting chief executive officer of the Company, effective as of November 3, 2020, Zhejiang Jieying was considered a related party controlled by Mr. Lin in from November 3, 2020 till June 25, 2021, when Zhejiang Jieying was consolidated.

(d)	Mr. Huang Erquan	Supervisor of Ningbo Jiusheng Automobile Sales and Services Co., Ltd.(“Ningbo Jiusheng”), one of subsidiaries of HTC.
(e)	Ningbo Lulufa Automobile Sales Co., Ltd. (“Ningbo Lulufa”)	An entity ultimately controlled by Mr. Lin
(f)	Zhejiang Haitaoche Technology Co., Ltd. (“Zhejiang Haitaoche”)	An entity ultimately controlled by Mr. Lin
(g)	Ningbo Meishan Haitaoche International Trading Co., Ltd. (“Meishan Haitaoche”)	An entity ultimately controlled by Mr. Lin
(h)	Beijing Lulufa Network Co., Ltd. (“Beijing Lulufa”)	An entity ultimately controlled by Mr. Lin
(i)	Ningbo Meishan Baoshuigangqu Lelebai Investment Co., Ltd. (“Lelebai”)	An entity ultimately controlled by Mr. Lin

10.RELATED PARTY TRANSACTIONS AND BALANCES-CONTINUED

Amounts due from related parties

As of December 31, 2020 and 2021, significant amounts due from related parties, consisted of the following:

	As of December 31,
	2020	2021
Zhejiang Jieying（[1]）	$690	$—
Renren and its subsidiaries	15	—
Amounts due from related parties	$705	$—

(1)	The balances mainly consisted of advanced funds provided to the related party to finance daily operations. After the reverse acquisition, KAH was consolidated to the Company and not a related party as of December 31, 2021, the intercompany balances were eliminated to nil as of December 31, 2021.

Amounts due to related parties

As of December 31, 2020 and 2021, significant amounts due to related parties consisted of the following:

	As of December 31,
	2020	2021
Renren and its subsidiaries(1)	$—	$3,943
Beijing Haitaoche	10	—
Amounts due to related parties	$10	$3,943

(1)	The balance mainly represented the advance fund provided by Renren and its subsidiaries to finance the Group’s daily operations.

11.BORROWING

	As of December 31,
	2020	2021
Short-term debt:
East West Bank (1)	$—	$6,277

Long-term debt:
East West Bank (2)	—	2,000

(1)	The annum interest rate of borrowings from East West Bank was 6%. As of December 31, 2021, the Group’s short-term debt was with one-year maturity date.

The loan with amount of $6,277 was guaranteed by a wholly-owned subsidiary of Renren Inc, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., a related party of the Group, covered by irrevocable standby letter of credit issued by East West Bank to Renren with Renren’s restricted cash pledged as security.

(2)	The annum interest rate of borrowings from East West Bank was 2.8%. The Group’s long-term debt matures on August 31, 2023.

The loan was under an irrevocable standby letter of credit issued by East West Bank to Renren in April 2019 with Renren’s restricted cash pledged as security.

Interest expenses were $3, $1 and $223 recorded in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021.

12.INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2020 and 2021. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2019, 2020 and 2021.

PRC

The Group’s PRC subsidiary, VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax expense are as follows:

	For the years ended December 31,
	2019	2020	2021
Current income tax benefit	$—	$—	$729
Deferred income tax expense	—	—	—
Total income tax benefit	$—	$—	$729

12.INCOME TAXES-CONTINUED

PRC-Continued

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	For the years ended December 31,
	2019	2020	2021
Net loss before provision for income taxes	$110	$166	$196,657
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	27	42	49,164
Impairment of goodwill	—	—	(35,914)
Reversal of taxable deemed interest income from inter-company interest-free loans	—	—	1,354
Fair value change on warrants	—	—	500
Non-deductible loss and SBC expenses not deductible for tax purposes	—	—	(13,262)
Effect of income tax rate differences in jurisdictions other than the PRC	—	—	(437)
NOL not applicable for carryforward	(1)	(56)	(193)
Change in valuation allowance	(26)	14	(483)
Income tax benefit	$—	$—	$729
Effective tax rates	—%	—%	0.38%

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2020 and 2021 is as follows:

The tax effect of temporary difference balance as of December 31, 2021 were mainly from KAH Group as a result of the reverse acquisition.

	As of December 31,
	2019	2020	2021
Deferred tax assets:
Write-down of Prepaid expenses and other current assets	$—	$—	$4,249
Write-down of inventory	—	—	3,874
Provision for doubtful accounts	—	—	2,315
Write down of Other non-current assets	—	—	1,054
Accrued expense	—	—	207
Accrued payroll and welfare	—	—	61
Advertising expense	—	—	6
Net operating loss carry forwards	402	388	13,474
Subtotal	402	388	25,240
Valuation allowance	(402)	(388)	(25,240)
Deferred tax assets, net	$—	$—	$—

The Company had total deferred tax assets related to net operating loss carry forwards at $388 and $13,474 as of December 31, 2020 and 2021, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2020 and 2021, full valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be utilized as it does not expect to generate sufficient taxable income in the near future. As of December 31, 2021, the Company had net operating losses from several of its PRC entities of $53,241, which can be carried forward to offset future taxable profit. The net operating loss of $25,695, $8,939, $10,634, $5,628 and $2,345 will expire by 2022, 2023, 2024, 2025 and 2026, respectively, if not utilized. As of December 31, 2021, the Company had net operating loss of $3 from Hong Kong subsidiaries which do not have an expiring date.

12.INCOME TAXES-CONTINUED

PRC-Continued

The movements of the valuation allowance are as follows:

	As of December 31,
	2019	2020	2021
Balance at the beginning of the year	381	402	388
Current year addition	27	63	1,454
Current year reversal	—	—	(753)
Reduction due to usage of NOL	—	(21)	(25)
Reduction due to statute expiration	(1)	(56)	(193)
Reverse acquisition	—	—	23,843
Exchange rate effect	(5)	—	526
Balance at the end of the year	402	388	25,240

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on the Company’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2017 to present of the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2021 at the tax authority’s discretion.

13.CONVERTIBLE NOTES

On November 19, 2021, the Group issued and sold a Convertible Promissory Note (“Note”) to STREERERVILLE CAPITAL, LLC (the “Lender”), in the principal amount of $2,180. The purchase price for this Note were $2,000, computed as follows: $2,180 principal, less discount at issuance of $160, less the transaction expense amount of $20 incurred in connection with the purchase and sale of the Securities. The Note bears an interest at 8% per annum and is repayable in full in 18 months from issuance.

According to the Securities Purchase Agreement, the Group has right to repay the Note until it received the conversion notice from Lender or repayment date. The Lender also has right to conversion the Note into ordinary shares at any time following the 6-month anniversary of the issuance date until the outstanding balance has been paid in full, at election, to convert all or any portion of no less than $200,000 of the outstanding balance into ordinary shares of the Company. The conversion price is $3.00 per ordinary share.

The Company has not elected the fair value option for the convertible note. And the Note does not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor does it contain a cash conversion feature or beneficial conversion feature. The Company accounts for the Note as a liability in its entirety following ASC 470 Debt and recorded interest expenses of $22 for the year ended December 31, 2021.

14.MEZZANINE EQUITY AND WARRANT LIABILITIES

On December 28, 2020, KAH entered into a definitive securities purchase agreement with U.S. based KX Venturas 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (the “Series A Preferred Shares”) of KAH. The first $3,000 of the investment closed on December 29, 2020 (the “First Closing”). The Series A Preferred Shares are convertible into 1,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share.

In connection with the issuance of 3,000 convertible preferred shares at the First Closing, 1,500,000 Series A Warrants, 1,333,333, Series B Warrants and 2,000,000 Series C Warrants (collectively the “Warrants”) were issued to the Investor, with each warrant provided the holder the right to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised. Series A, B and C warrants expire on December 29, 2027, August 29, 2022 and June 29, 2028, respectively.

14.MEZZANINE EQUITY AND WARRANT LIABILITIES-CONTINUED

The Series A Preferred Shares and Warrants are bundled transactions, which were considered as equity-linked instruments. The management has determined that there was beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were lower than the fair value of KAH’s ordinary shares at the relevant commitment dates, and the effect of beneficial conversion feature was recognized in additional paid-in capital.

The Group classified the Series A Preferred Shares as mezzanine equity instead of permanent equity on the consolidated balance sheets since they were contingently redeemable upon the occurrence of the redemption event, that is if the Volume-weighted average price is less than $3.00 on the 54-month anniversary of the applicable Original Issue Date (December 29, 2020) and expired in 2025, which is outside the Group’s control. The fair value allocated to the Series A Preferred Shares was $1,310 at the date of the First Closing. The Warrants are classified as a liability and the fair value allocated to warrants was $1,690 as of the date of the First Closing.

The Group accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date (June 1, 2025) of the instrument using the interest method. In August 2021, total Series A preferred Shares of $3,000 were converted at conversion price of $3.00 into 1,089,145 ordinary shares of the Company.

The Warrants were classified as the warrants liability, which was re-measured at fair value of $340 as of December 31, 2021, and will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2021.

The fair value of the warrants as of December 31, 2021 were calculated using the Black-Scholes pricing model with the following assumptions:

	As of December 31, 2021
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	1.41%	0.24%	1.46%
Estimated volatility rate	45.82%	50.55%	46.99%
Dividend yield	0.00%	0.00%	0.00%
Spot price of underling ordinary share	1.14	1.14	1.14
Exercise price	$3.00	$3.00	$3.00
Fair value of warrant	$335	$3	$2

15.EQUITY

Ordinary shares

KAH issued 74,035,502 ordinary shares to the former shareholders of Haitaoche in the RTO. The shareholders’ structure as of December 31, 2021 reflects the equity structure of the KAH, including the equity interests KAH issued to effect the reverse acquisition. The shareholders’ equity structures as of December 31, 2020 were presented after giving retroactive effect to the reverse acquisition of the Group that was completed on June 25, 2021. The comparative share capital amounts as of December 31, 2020 have been retroactively adjusted to reflect the legal capital of KAH.

Preferred shares

On March 31, 2021, KAH entered into a definitive securities purchase agreement with Renren Inc. (the “Holder”) and completed the closing on the same date.

Pursuant to the agreement, the Holder will invest $6,000 in newly designated Series D convertible preferred shares (the “Series D Preferred Shares”) of KAH. Major terms of the Series D Preferred Shares are as follows:

Conversion Rights: Series D preferred shares are convertible into 2,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date (April 8, 2021) at the option of the Holder into that number of ordinary shares.

15.EQUITY-CONTINUED

Preferred shares-Continued

Redemption Rights: the redemption included optional redemption and redemption on triggering events. With respect to optional redemption, KAH may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series D Preferred Shares at any time after March 30, 2022. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Company to redeem all of the Series D Preferred Shares.

The Series D Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control. The Group has determined that there was no beneficial conversion feature attributable to the Series D Preferred Shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Group’s ordinary shares at the commitment dates. The Group has issued 6,000 convertible preferred shares and received $6,000 as of April 8, 2021.

Warrants

As of December 31, 2021, there were 11,957,008 Warrants outstanding, which was issued by KAH and consist of  10,318,145 Warrants which were issued with units in the initial public offering (“IPO”) of KAH in 2017, 1,000,000 Warrants issued with units upon the conversion of convertible loan of Kunlun Tech Limited, 263,863 Warrants issued to Shareholder Value Fund and 375,000 Warrants issued with units for share subscription of E&A Callet Investment Limited (collective the “2019 Warrants”).

Each whole 2019 Warrant that was issued with units in the IPO and issued with units to 2019 Warrants is exercisable for one ordinary share at a price of $11.50 per full share. 2019 Warrants may only be exercised for whole numbers of shares. The 2019 Warrants became exercisable on April 30, 2019 and have a term of five years from April 30, 2019.

The Group may redeem the outstanding 2019 Warrants, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the 2019 Warrants are exercisable,
●	upon a minimum of 30 days’ prior written notice of redemption,
●	if, and only if, the last sales price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30- trading day period ending three business days before the Group sends the notice of redemption, and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Group calls the 2019 Warrants for redemption as described above, the management will have the option to require all holders that wish to exercise 2019 Warrants to do so on a “cashless basis.”

The 2019 Warrants were recognized as an equity instrument as it meets all of the criteria for equity classification and is classified within equity as additional paid-in capital.

15.EQUITY-CONTINUED

Options

There was a call option purchased by the IPO underwriter of KAH in 2017, which is exercisable at $10.00 per Unit to purchase up to 900,000 Units (or an aggregate exercise price of $9,000,000). The option may be exercised for cash or on a cashless basis, at the holder's option, and expires five years from the effective date of the registration statement related to the initial public offering of KAH (i.e., expires by October 2022).

Statutory reserve and restricted net assets

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, are required to provide for certain statutory reserves. The statutory reserve fund required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary and VIEs is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of paid-in-capital and statutory reserve of Group’s PRC subsidiary and VIEs, were $7,640 and $117,085 as of December 31, 2020 and December 31, 2021, respectively.

16. FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

The Group measures its financial assets and liabilities, including warrant liability at fair value on a recurring basis as of December 31, 2020 and December 31, 2021. The Group measured its prepayment for vehicle purchase and other current assets, accounts payable, short-term debt, amounts due from and due to related parties at amortized cost. The carrying value of the short-term debt obligations approximate fair value, considering the borrowing rates are at the same level of the current market yield for the comparable debts. The carrying value of cash and cash equivalent, prepayment for vehicle purchase and other current assets, accounts payable, and amounts due from and due to related parties’ approximate fair value due to the relatively short maturity.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2020				As of December 31, 2021
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted				Quoted
	price in				price in
	active				active
	markets				markets
	for	Significant	Significant		for	Significant	Significant
	identical	other	unobservable		identical	other	unobservable
	assets	observable	inputs		assets	observable	inputs
	Level 1	inputs	Level 3	Total	Level 1	inputs	Level 3	Total
Warrant liabilities	—	—	—	—	—	—	(340)	(340)

There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2020 and December 31, 2021.

Assets measured at fair value on a nonrecurring basis

The Group measures its property, equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Assets measured at fair value on a nonrecurring basis-Continued

Goodwill is evaluated for impairment annually or more frequently if events or conditions indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value. In 2021, the Group performed impairment tests for goodwill caused by the reverse acquisition using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows, terminal growth rate of 2.5%, forecasted inflation rate of 2.5%, discount rate of 12% that would be utilized by market participants in valuing these assets or prices of similar assets.

17.LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	For the years ended December 31,
	2019	2020	2021

Net loss attributable to Kaixin Auto Holdings' shareholders	$(110)	$(166)	$(196,579)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted, shares retroactively adjusted for the reverse acquisition on June 25, 2021)	74,035,502	74,035,502	114,416,353

Loss per share attributable to Kaixin Auto Holdings' shareholders - basic and diluted	$(0.0015)	$(0.0022)	$(1.7181)

Since the Group is in a net loss for the years ended December 31, 2019, 2020 and 2021 presented in these financial statements, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the years ended December 31, 2019, 2020 and 2021, there was no difference between the Group’s basic and diluted net loss per share for the periods presented. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are nil, nil and 167,151 respectively, for the years ended December 31, 2019, 2020 and 2021 , as inclusion would have been anti-dilutive.

18.SHARE-BASED COMPENSATION

Kaixin incentive plans

(a)	Kaixin Auto Holdings Incentive Plan (the “Kaixin 2019 Plan”)

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

18.SHARE-BASED COMPENSATION CONTINUED

(b)	Kaixin Auto Holdings Incentive Plan (the “Kaixin 2020 Plan”)

On November 17, 2020, the board of directors of KAH approved the Kaixin 2020 Plan, under which, up to 5,000,000 ordinary shares may be granted as awards in form of share options, restricted shares or restricted shares units. In the event of a change in control or another transaction having a similar effect, then any incentives granted under the 2020 Incentive Plan shall be deemed vested immediately. No such award has been granted during the year ended December 31, 2020. The Company has granted 5,181,778 restricted shares under the Kaixin 2020 Plan in 2021.

(c) Kaixin Auto Holdings Incentive Plan (the “Kaixin 2021 Plan”)

On July 12, 2021, the board of directors of KAH approved the Kaixin 2021 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2021 Plan is 26,596,000. As of December 31, 2021, the Company has granted 20,535,000 restricted shares under the Kaixin 2021 Plan.

In determining the fair value of share options in 2019, a binomial option pricing model is applied. Assumptions used to estimate the fair values of the share options granted or modified on grant date were as follows:

Grant date
Risk-free interest rate (1)	2.50-3.00%
Volatility (2)	45%-46%
Expected term (in years) (3)	10
Exercise price (4)	$0.01
Dividend yield (5)	—
Fair value of underlying ordinary share (6)	$2.12-$3.36

(1)	Risk-free interest rate

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

(3)Expected term

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

18. SHARE-BASED COMPENSATION-CONTINUED

(6)	Fair value of underlying ordinary shares

Prior to the consummation of the listing, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after April 30, 2019, were the closing prices of the Company's ordinary shares traded in the Stock Exchange.

The estimated fair value of restricted shares granted on each date of the grant under Kaixin 2020 Plan and Kaixin 2021 plan were the closing prices on the relevant grant date of the Company’s ordinary shares traded in the Stock Exchange.

A summary of the Company’s share options activities held by the Company’s employees for the year ended December 31, 2021 was as follows:

			Weighted
			average	Weighted
		Weighted	grant day	Average
		Average	fair	Remaining	Aggregate
Options Granted to Employees	Number of	Exercise	Value per	Contractual	Intrinsic
and Directors	Shares	Price	shares	Years	value
Outstanding as of December 31, 2020	1,489,794	$0.02	$3.17	9.08	$3.73
Forfeited	16,334	—	—	—	—
Granted	—	—	—	—	—
Exercised	1,306,309	0.02	3.17	—	1.12
Outstanding as of December 31, 2021	167,151	0.02	3.17	0.99	1.12
Expected to vest as of December 31, 2021	15,637	0.02	3.17		1.12
Exercisable as of December 31, 2021	151,514	0.02	3.17		1.12

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.14 of the Company's ordinary share on December 31,2021.

As of December 31, 2021, there was approximately $50 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 0.91 years.

A summary of the nonvested restricted shares activity as of December 31, 2021 is as follows:

		Weighted average fair value
	Number of nonvested	per ordinary share
	restricted shares	at the grant dates
Outstanding as of December 31, 2020	1,157,990	3.36
Forfeited	240,514	3.80
Granted	25,716,778	2.55
Vested	21,192,624	2.59
Unvested as of December 31, 2021	5,441,630	2.55

As of December 31, 2021, there was approximately $11,697 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.53 years.

The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021 was nil, nil and $38,669.

18. SHARE-BASED COMPENSATION-CONTINUED

Total share-based compensation expense of share-based awards granted to employees and directors for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Years ended December 31,
	2019	2020	2021
Selling and marketing	—	—	264
Research and development	—	—	55
General and administrative	—	—	41,270
Total share-based compensation expense	—	—	41,589

19.COMMITMENT AND CONTINGENCIES

In April 2021, an individual Xujin, who bought a used car in 2018 in Zhejiang Jieying, a subsidiary of the Group, commenced a lawsuit against Zhejiang Jieying in Shanghai Jiading District Intermediate People’s Court alleging that Zhejiang Jieying defraud in the sales of used car and seeking for revoking the used car sales contract signed on May 4, 2018, the payment of contractual payment of $463 (RMB2,950) and requested for compensation of $1,389 (RMB8,850). The appellate court has rendered its judgment on December 6, 2021that Xujin should revoke its allegation. Xujin appealed on March 2, 2022 and the result could not be reasonably estimate at this stage. The Company plans to defend the case rigorously.

20. SUBSEQUENT EVENTS

In January 2022, the Group signed an investment cooperation agreement with the government of Suzhou, Anhui Province, Suzhou government determined to invest RMB100 million, (approximately $15.4 million) to subscribe for ordinary shares of the Company to support the electronic vehicles (“EVs”) business. Suzhou government will pay the investment consideration in two installments, the first payment of RMB 30 million (approximately $4.6 million) had been received in February 2022 and the remaining portion of RMB 70 million (approximately $10.8 million) shall be received after the Company obtain the order of 5,000 EVs. In March, 2022, the Company obtained order for 5,000 EVs, and the second payment is expected to be received in the first half year of 2022.

In March 2022, the Group signed three strategic cooperation agreements, the counter parties ordered designated EVs to in the next 5 years.On March 23, 2022, the Company signed sales order for 5,000 units of new energy logistics vehicles with BUJIA Logistics Co., Ltd., in connection with the strategic cooperation agreements signed previously.

The Group has performed an evaluation of subsequent events up to the date of the consolidated financial statements were issued, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.

21.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2020	2021
ASSETS
Investment in subsidiaries and consolidated VIEs	$6,163	$29,662
Total assets	6,163	29,662
LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	—	—

Shareholders’ equity
Ordinary Shares (par value of $0.00005 per shares;1,000,000,000 shares authorized, 74,035,502 and 163,129,655 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	4	8
Series D convertible preferred shares (par value of $0.0001, nil and 6,000 shares authorized as of December 31, 2020 and 2021, respectively. Nil and 6,000 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	—	1
Additional paid-in capital	7,632	227,310
Accumulated deficit	(1,715)	(198,294)
Accumulated other comprehensive income	242	637
Total shareholders’ equity	6,163	29,662
Total liabilities and shareholders’ equity	$6,163	$29,662

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2019	2020	2021
Operating income:
Share of loss of subsidiaries and VIEs	$(110)	$(166)	$(196,579)
Loss before income tax expense	(110)	(166)	(196,579)
Income tax expense	—	—	—
Net loss	(110)	(166)	(196,579)

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

For the years ended December 31,
	2019	2020	2021
Cash flows from operating activities	$—	$—	$—
Cash flows from investing activities	—	—	—
Cash flows from financing activities	—	—	—
Net increase in cash, cash equivalents and restricted cash	—	—	—
Cash, cash equivalents and restricted cash, at beginning of year	—	—	—
Cash, cash equivalents and restricted cash, at end of year	$—	$—	$—