Form 20-F/A
period 2021-12-31
Kaixin Auto Holdings
filed 2022-05-27
CIK 1713539

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

Huagong Road,

Chaoyang District, Beijing 100015

People’s Republic of China

Phone: +86 10 6720 4948

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.00005 per share	KXIN	Nasdaq Capital Market

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

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on April 29, 2022 (the “Original Form 20-F”) of Kaixin Auto Holdings (the “Company”). This Form 20-F/A is being filed to disclose that the Company opts to take advantage of the exemption afforded to foreign private issuers in relation to the requirement that the compensation committee is composed of at least two independent directors in the relevant Nasdaq Rules.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Form 20-F/A pursuant to Rule 13a-14(a) of the Exchange Act.

The following line is added immediate below the second bullet point in the first paragraph of ITEM 16G. CORPORATE GOVERNANCE of the Original Form 20-F:

•	exemption from the requirement that the compensation committee is composed of at least two independent directors as set forth in Nasdaq Rule 5605(d)(2)(A);

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A or amendment thereto and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Auto Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: May 27, 2022