Form 20-F/A
period 2021-12-31
Kaixin Auto Holdings
filed 2022-09-08
CIK 1713539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.2)

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

INTRODUCTION

Conventions Used in this Annual Report

In this Annual Report, unless otherwise indicated or the context otherwise requires, references to:

●	“Business Combination” are the transactions contemplated by the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star Acquisition Corporation, KAG and Renren, pursuant to which we acquired 100% of the equity interests of KAG from Renren on April 30, 2019;
●	“CAGR” are to compound annual growth rate;
●	“car parc” are to the total number of light vehicles, including cars, sport utility vehicles and light trucks in a region or market at a specific point in time;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;
●	“Dealerships” are to our dealership businesses operated by special purpose holding companies in which we possess majority ownership and voting control;
●	“Dealership Outlets” are to retail premises operated by our Dealerships;
●	“Haitaoche” are to Haitaoche Limited;
●	“Haitaoche Acquisition” are to the transaction closed on June 25, 2021 in which Kaixin issued to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche;
●	“Haitaoche VIEs” are to Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”);
●	“Jieying Legal Representative” are to the legal representative of Zhejiang Jieying Auto Retail Co., Ltd., Mr. Xiaolei Gu;
●	“KAG” are to Kaixin Auto Group, our wholly-owned subsidiary acquired from Renren;
●	“Kaixin”, “we”, “us”, “our company” or “our” are to Kaixin Auto Holdings, our Cayman Islands holding company, and in the context of describing the combined and consolidated financial information, also includes Kaixin’s subsidiaries and consolidated affiliated entities;
●	“Kaixin VIEs” are to Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”) and Zhejiang Jieying Auto Retail Co., Ltd. (“Zhejiang Jieying”, former name as Shanghai Jieying Auto Retail Co., Ltd.);
●	“Zhejiang Taohaoche” are to Zhejiang Taohaoche Technology Co., Ltd., our wholly-owned PRC subsidiary;
●	“Renren” are to Renren Inc.;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Shanghai Auto” are to Shanghai Renren Automotive Technology Group Co., Ltd., our wholly-owned PRC subsidiary;
●	“SaaS” are to “software-as-a-service”;

●	“US$”, “U.S. dollars”, “$” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entity” or “VIE” are to our variable interest entities, Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”), Zhejiang Jieying Auto Retail Co., Ltd. (“Zhejiang Jieying”, former name as Shanghai Jieying Auto Retail Co., Ltd.), Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”), which are 100% owned by PRC citizens and a PRC entity owned by PRC citizens, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries; and
●	“WFOE” are to A Chinese limited liability company that is wholly owned by foreign investor(s), established under the Wholly Foreign-Owned Enterprise Law 2016 (2016 WFOE Law), which was repealed by China's Foreign Investment Law 2019 (2019 FIL) from 1 January 2020.
●	“Zhejiang Kaixin” are to Zhejiang Kaixin Automobile Co., Ltd., our wholly-owned subsidiary.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated VIEs and Their Respective Individual Shareholders

Kaixin Auto Holdings is not an operating company in China, but a Cayman Islands holding company and does not conduct operations. We conduct our operations in China through our PRC subsidiaries and the VIEs and their subsidiaries. We rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to receive economic benefits from the business operations of the VIEs in PRC and we do not have equity ownership in the VIEs. Revenues contributed by the VIEs and their subsidiaries accounted for 100% of our total revenues in each year from 2019 to 2021. As used in this Annual Report, “we”, “us”, “our Company”, “the Company” or “our” refers to Kaixin Auto Holdings, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China. Investors of our ordinary shares are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

A series of contractual arrangements have been entered into by and among our wholly-owned PRC subsidiaries Shanghai Auto, Zhejiang Kaixin, Zhejiang Taohaoche, the VIEs and the shareholders of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIEs and Their Shareholders”.

The contractual arrangements with the consolidated VIEs may not be as effective as direct ownership in ensuring receiving economic benefits from the business operations in the PRC and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure — Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — The shareholders of the VIEs may have potential conflicts of interest with us. We do not have any arrangements in place to address such potential conflicts”.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish its interests in those operations” and “— Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and it may materially and adversely affect the viability of our current corporate structure, corporate governance and business operations”.

Our subsidiaries and the the VIEs and their subsidiaries face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For instance, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

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

As of the date of this Annual Report, our Company, the VIEs and their subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for the business operation, accepting foreign investment or listing on the Nasdaq Stock Market. However, since these statements and regulatory actions by China’s government are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.These risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this Annual Report, our Company, the VIEs and their subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for our operations or our issuance of securities to investors. Nevertheless, the Standing Committee of the National people’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires us, our subsidiaries, the VIEs or their subsidiaries to obtain permissions from PRC regulatory authorities to approve the VIE operations.

According to Article 7 of the Measures of Cybersecurity Review which was promulgated on December 28, 2021 and entered into force and effect on February 15, 2022, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. During such reviews, the network platform operator may be required to suspend its operation or experience other disruptions to its operations. Cybersecurity review could also result in negative publicity with respect to the network platform operator and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations. Kaixin VIEs who operate online platforms in the PRC will be recognized as network platform operators. Therefore, the Measures of Cybersecurity Review shall apply to such network platform operators. As of the date of this Annual Report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review and intend to issue additional shares rather than doing a public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review. The Measures of Cybersecurity Review remains unclear on whether such requirements will be applicable to companies which are already listed in the United States, such as us. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

In addition, as of the date of this Annual Report, except for business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, our consolidated affiliated Chinese entities do not have to obtain any requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIEs in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain certain licenses, permits, filings or approvals for the functions and services that we provided in the future.

Cash and Asset Flows through Our Organization

Kaixin Auto Holdings transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries in turn transfer cash to the subsidiaries in the PRC by making capital contributions or providing loans to them. Because Kaixin and its subsidiaries operate its business in the PRC and receive economic benefits through the VIEs and the contractual arrangements, Kaixin and its subsidiaries were not able to make direct capital contribution to the VIEs and their subsidiaries. Instead, Kaixin and its subsidiaries may transfer cash to the VIEs by loans or by making payments to the VIEs as inter-group transactions. For the years ended December 31, 2019, 2020 and 2021, the VIEs received financial support for daily operation of nil, nil, and US$3.88 million from our subsidiaries, and our subsidiaries received financial support of nil, nil and US$3.90 million from the VIEs and their subsidiaries, respectively.

In addition, the majority of our subsidiaries and the VIEs and their subsidiaires receive income in RMB. Shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. In addition, under the PRC laws and regulations, our PRC subsidiaries and VIEs and their subsidiaries are also subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The Chinese government may also, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. Moreover, the Chinese government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure – Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure.”

The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the VIEs, totalling US$5.5 million, US$7.6 million and US$117.1 million as of December 31, 2019, 2020 and 2021, respectively.

As of the date of this amendment, no dividends or distributions were declared to pay to the Company from our subsidiaries or the VIEs and no dividends or distributions were made by the Company to any U.S. investors. The Company does not have any present plan to pay any cash dividends on its ordinary shares or settle amounts owed under the VIE agreements (as defined below) in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy”. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ordinary shares, see “Item 10. Additional Information — E. Taxation”.Kaixin has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy”. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ordinary shares, see “Item 10. Additional Information — E. Taxation”.

For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization. Although we does not have a formal cash management policy in place that dictates how funds shall be transferred between the Company, our subsidiaries and the VIEs and its subsidiaries or investors, cash transfers are made among the entities based on business needs in compliance of relevant PRC laws and regulations.

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

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial information for our Company, our subsidiaries, the VIEs and the VIEs’ subsidiaries for the periods indicated.

Disaggregated Financial Information relating to the VIEs

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2021
			WFOEs that are
		Non-VIE	the primary	VIEs and their
	Parent	Subsidiaries	beneficiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	of the VIEs	Consolidated	elimination	Consolidation

	(in thousands)
Amount due from VIE	$—	$42,524	$(29)	$(42,495)	$—	—
Total current assets	$—	$47,250	$2,199	51,983	$(42,495)	$58,937
Investments in subsidiaries and VIEs	$5,130	$—	$—	$(5,130)	$—	—
Total non-current assets	$5,130	$14,897	$—	326	$(5,130)	$15,223
Total assets	$5,130	$62,147	$2,199	52,309	$(47,625)	$74,160
Amount due to non-VIE	$—	$—	$29	42,495	$(42,495)	$—
Total current liabilities	$—	$52,479	$39	19,360	$(42,495)	$29,383
Total non-current liabilities	$—	$6,698	$—	$—	$—	6,698
Total liabilities	$—	$59,177	$39	19,360	$(42,495)	$36,081

	As of December 31, 2020
			WFOEs that are
		Non-VIE	the primary	VIEs and their
	Parent	Subsidiaries	beneficiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	of the VIEs	Consolidated	elimination	Consolidation

	(in thousands)
Total current assets	$—	$—	$—	$1,753	$—	$1,753
Investments in subsidiaries and VIEs	$—	$—	$—	$—	$—	$—
Total non-current assets	$—	$—	$—	$4,840	$—	$4,840
Total assets	$—	$—	$—	$6,593	$—	$6,593
Total current liabilities	$—	$—	$—	$430	$—	$430
Total non-current liabilities	$—	$—	$—	$—	$—	$—
Total liabilities	$—	$—	$—	$430	$—	$430

Selected Condensed Consolidated Statement of Operations Data

	For the year ended December 31,2021
			WFOEs that are
		Non-VIE	the primary	VIEs and their
	Parent	Subsidiaries	beneficiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	of the VIEs	Consolidated	elimination	Consolidation

	(in thousands)
Revenue	$—	$—	$—	$253,840	$—	$253,840
Cost of revenue	$—	$—	$—	$248,583	$—	$248,583
Gross profit	$—	$—	$—	$5,257	$—	$5,257
Operating expenses	$—	$186,622	$69	$1,179	$—	$187,870
(Loss) income from operations	$—	$(186,622)	$(69)	$4,078	$—	$(182,613)
Share of loss from subsidiaries	$(195,228)	$(68)	$—	$—	$195,296	$—
Net loss	$(195,228)	$(195,160)	$(68)	$(768)	$195,296	$(195,928)
Less: net income attributable to non-controlling interests	$	$—	$—	$651	$—	$651
Net loss attributable to the Company’s shareholders	$(195,228)	$(195,160)	$(68)	$(1,419)	$195,296	$(196,579)

	For the years ended December 31,2020
			WFOEs that are
		Non-VIE	the primary	VIEs and their
	Parent	Subsidiaries	beneficiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	of the VIEs	Consolidated	elimination	Consolidation

	(in thousands)
Revenue	$—	$—	$—	1,207	$—	$1,207
Cost of revenue	$—	$—	$—	1,207	$—	$1,207
Gross profit	$—	$—	$—	$—	$—	—
Operating expenses	$—	$—	$—	276	$—	$276
Loss from operations	$—	$—	$—	(276)	$—	$(276)
Share of loss from subsidiaries	$—	$—	$—	$—	$—	—
Net loss	$—	$—	$—	(166)	$—	$(166)
Less: net loss attributable to non-controlling interests	$—	$—	$—	$—	$—	$—
Net loss attributable to the Company’s shareholders	$—	$—	$—	(166)	$—	$(166)

	For the years ended December 31,2019
			WFOEs that are
		Non-VIE	the primary	VIEs and their
	Parent	Subsidiaries	beneficiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	of the VIEs	Consolidated	elimination	Consolidation

	(in thousands)
Revenue	$—	$—	$—	45,848	$—	$45,848
Cost of revenue	$—	$—	$—	45,662	$—	$45,662
Gross profit	$—	$—	$—	186	$—	$186
Operating expenses	$—	$—	$—	322	$—	$322
Loss from operations	$—	$—	$—	(136)	$—	$(136)
Share of loss from subsidiaries	$(1)	$—	$—	$—	1	$—
Net loss	$(1)	$(1)	$—	(109)	$1	$(110)
Less: net loss attributable to non-controlling interests	$—	$—	$—	$—	$—	—
Net loss attributable to the Company’s shareholders	$(1)	$(1)	$—	(109)	$1	$(110)

Selected Consolidated Statement of Cash Flows

	For the year ended December 31,2021
		Non-VIE	WFOEs that are	VIEs and their
	Parent	Subsidiaries	the primary beneficiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	of the VIEs	Consolidated	elimination	Consolidation

	(in thousands)
Net cash provided by (used in) operating activities	$—	$1,109	$(120)	(3,092)	$—	$(2,103)
Net cash (used in) provided by investing activities	$—	$(6,332)	$—	2,822	$7,777	$4,267
Net cash provided by financing activities	$—	$9,777	$—	$—	(7,777)	$2,000
Effect of exchange rate changes	$—	$—	$—	492	$	$492
Net increase in cash, cash equivalents and restricted cash	$—	$4,554	$(120)	222	$—	$4,656

	For the years ended December 31,2020
		Non-VIE	WFOEs that are	VIEs and their
	Parent	Subsidiaries	the primary beneficiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	of the VIEs	Consolidated	elimination	Consolidation

	(in thousands)
Net cash used in operating activities	$—	$—	$—	(1,135)	$—	$(1,135)
Net cash used in investing activities	$—	$—	$—	(290)	$—	$(290)
Net cash provided by financing activities	$—	$—	$—	2,132	$—	$2,132
Effect of exchange rate changes	$—	$—	$—	(104)	$—	$(104)
Net increase in cash, cash equivalents and restricted cash	$—	$—	$—	603	$—	$603

	For the year ended December 31,2019
		Non-VIE	WFOEs that are	VIEs and their
	Parent	Subsidiaries	the primary beneficiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	of the VIEs	Consolidated	elimination	Consolidation

	(in thousands)
Net cash provided by operating activities	$—	$2	$—	158	$—	$160
Net cash (used in) provided by investing activities	$—	$—	$—	$—	$—	—
Net cash used in financing activities	$—	$—	$—	(318)	$—	$(318)
Effect of exchange rate changes	$—	$—	$—	144	$—	$144
Net increase (decrease) in cash, cash equivalents and restricted cash	$—	$2	$—	(16)	$—	$(14)

A.	[Reserved]
B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.
●	We have a limited operating history in the automobile sales business. Our historical financial and operating performance may not be indicative of, or comparable to, its future prospects and results of operations.
●	Our subsidiaries and the VIEs and their subsidiaries’ Dealerships conduct various aspects of their business, and they face risks associated with the Dealerships, their employees and other personnel.
●	Our subsidiaries and the VIEs and their subsidiaries may not be able to successfully expand or maintain our network of Dealerships.
●	Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.
●	The quality of the premium used automobiles that we offer is critical to the success of our business.
●	Our success depends upon the continued contributions of our sales representatives.
●	We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Risks Related to Our Carve-out from Renren and Our Relationship with Renren

Risks and uncertainties related to our carve-out from Renren include, but are not limited to, the following:

●	We have limited experiences operating as a stand-alone public company.
●	We are not expected to receive the same level of support from Renren, and if our collaboration with Renren is terminated or curtailed or if we are no longer able to benefit from the synergies of our cooperation with Renren, our business may be adversely affected.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

o	Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure.

o	Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
o	The shareholders of the VIEs may have potential conflicts of interest with us. We do not have any arrangements in place to address such potential conflicts.
o	If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish its interests in those operations.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

o	Chinese government exerts substantial influence over the manner in which we must conduct our business activities. It remains whether we are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
o	Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations and our listing on Nasdaq.
o	Changes in PRC laws and regulations governing the VIE structure and its contractual arrangements could materially and adversely affect our business.
o	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
o	The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.
o	Uncertainties with respect to the PRC legal system could adversely affect us.
o	We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

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

Our subsidiaries and the VIEs and their subsidiaries’ Dealerships conduct various aspects of their business, and they face risks associated with the Dealerships, their employees and other personnel.

We rely on theDealerships of our subsidiaries and the VIEs and their subsidiaries to conduct significant aspects of our business. As of December 31, 2021, we had 14 Dealerships. Our control over our Dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

The Dealerships and their employees directly interact with consumers and other dealerships, and their performance directly affects our reputation and brand image. If our service personnel or those of the Dealerships fail to satisfy the needs of the consumers, respond effectively to their complaints, or provide services to their satisfaction, our reputation and the customers’ loyalty could be negatively affected. As a result, we may lose customers or experience a decline in business volume, which could have a material adverse effect on our business, financial condition and results of operations. We do not directly supervise the services provided by the Dealerships and their personnel and may not be able to successfully maintain and improve the quality of their services. Dealerships may also fail to implement sufficient control over their sales, maintenance and other personnel. As a result of the conduct of our business, we may suffer financial losses, incur liabilities and suffer reputational damages. In addition, while violation of laws and regulations by Dealerships has not led to any material claims against us in the past, there can be no assurance that such a claim will not arise in the future which may harm our brand or reputation or have other adverse impacts.

Further, suspension or termination of a Dealership’s or a Dealership Outlet’s services in a particular geographic area may cause interruption to or failure in our services in the corresponding geographic area. A Dealership operator may suspend or terminate his or her services or cooperation with us for various reasons, many of which are outside our control. For example, due to the intense competition in our industry, existing Dealerships may choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace the Dealerships or find alternative ways to serve their geographic areas in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with Dealerships, our customers’ satisfaction, brand, reputation, operations and financial performance may be materially and adversely affected.

During 2019 and 2020, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders illegally detained our inventories in the Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. As a result, we wrote down US$17.8 million inventory, and wrote off US$22.3 million prepayments for the year ended December 31, 2019. By early 2021, we have reached agreement to resume used car business operations with a majority of the non-controlling shareholders. We are in the process of negotiating with the remaining non-controlling shareholders and may initiate legal proceedings where necessary. If these disputes cannot be resolved in our favor, our business and results of operations will be materially and adversely affected.

Our subsidiaires and the VIEs and their subsidiaires may not be able to successfully expand or maintain our network of Dealerships.

As of December 31, 2021, we had a network of 14 Dealerships. We have not expanded our network since May 2018. The Dealership network is a foundation of our used car sales operations, and we rely on the Dealerships in providing services to car buyers and financial institutions. As China is a large and diverse market, business practices and demands may vary significantly by regions and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experiences to expand the Dealership network into other parts of China.

1	Further, we may have difficulties in managing our relationships with the Dealership operators once they have earned the share payouts to which they are entitled. Pursuant to our equity purchase agreements with the Dealership operators, they are entitled to payment of consideration in our ordinary shares based on the Dealerships’ performance over five 12-month performance benchmark periods. Following the completion of these performance benchmark periods, we may need to enter into new arrangements with the Dealership operators in order to strengthen our relationships with them and incentivize their performance or begin to directly operate our Dealerships, notwithstanding our ownership and operational control over the Dealerships. For additional information, please see “Item 4. Information on the Company — B. Business Overview — Certain Legal Arrangements — Legal Arrangements with Dealerships”.

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

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For example, any data processing which affects or has the possibility to affect national security, will be reviewed by competent authorities. During such review, the VIEs and their subsidiaries may be required to suspend their operation or experience other disruptions to their operations. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. For further details, please see “Item 4. Information on the Company — B. Business Overview — Regulation —Regulations Relating to Information Security”.

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

As a holding company with no material operations of our own, we conduct our operations through our subsidiaries and the VIEs and their subsidiaries organized under the laws of the PRC, with which our subsidiaries maintain certain contractual arrangements (the “VIE agreements”). These contractual arrangements, which are not equivalent to equity ownership in the business of the VIEs, enable us to consolidate the financial statements of the VIEs and their subsidiaries under U.S. GAAP and we are regarded as the primary beneficiary of the VIEs for accounting purposes. The structure involves unique risks to investors. The VIE structure provides contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For a description of the relevant VIE Agreements, see “Item 4. Information on the Company — C. Organizational Structure”. As a result of our use of the VIE structure, you may never directly hold equity interests in the VIE or its subsidiaries.

The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to consolidate for accounting purposes the assets of the VIEs that conduct all or substantially all of our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” for recent regulatory initiatives implemented by the relevant PRC government entities.

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

Moreover, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly-owned PRC subsidiaries, Shanghai Auto, Zhejiang Kaixin and Zhejiang Taohaoche, entered into a series of contractual arrangements with the VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure”. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the PRC laws. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal actions to compel them to perform their contractual obligations. Further, if we fail to receive economic benefits from the VIEs, our business would be materially and adversely affected.

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

Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and result in delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to receive economic benefits fromthe VIEs and relevant rights and licenses held by them that we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”.

The shareholders of the VIEs may have potential conflicts of interest with us. We do not have any arrangements in place to address such potential conflicts.

We have designated individuals who are PRC citizens to be nominee shareholders of the VIEs in China. Although the shareholders of the VIEs are contractually obligated to act in good faith and in our best interest, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in our best interest. If these individuals were to act in bad faith towards us, they may breach or cause the VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of theVIEs may encounter, on one hand, and as beneficial owners of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement for the Kaixin VIEs and upon the Agreement on Disposal of Equity and Assets for the Haitaoche VIEs to cause them to transfer all of their equity ownership in the VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs as provided under the power of attorney for Zhejiang Jieying and Haitaoche VIEs, directly appoint new directors of the VIEs.

We rely on the shareholders of the VIEs to comply with the PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to the Company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act in good faith in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes that arises between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish its interests in those operations.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under the PRC laws and regulations, and our wholly owned enterprises in the PRC are each a foreign invested enterprise (“FIE”). Accordingly, our subsidiaries are not eligible to operate VATS or provide certain other restricted services related to our business in China. We relied on Qianxiang Changda and one of its subsidiaries to operate a peer-to-peer financing platform, until the end of 2017 when both the platform and subsidiary were transferred to Renren. We used to rely on Shanghai Jieying (currently renamed as Zhejiang Jieying) to operate our used auto sales online platform and app which we believe are considered to be VATS by the PRC government. Accordingly, we entered into contractual arrangements with Qianxiang Changda, Zhejiang Jieying, Ningbo Jiusheng, and Qingdao Shengmei, namely the VIEs, and their respective shareholders, to operate our business. However, as of the date of this amended 20-F we are no longer engaged in VATS service. Our PRC subsidiaries Shanghai Auto, Zhejiang Kaixin and Zhejiang Taohaoche have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) become the primary beneficiary of the VIEs under U.S. GAAP; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by the PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and are able to consolidate thefinancial results of the VIEs as our consolidated affiliated entities under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure”.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations currently in effect, is of the opinion that each of the contractual arrangements among our relevant wholly-owned PRC subsidiary, the VIEs and their respective shareholders is, and taken as a whole are, (i) valid and legally binding on each party thereto; and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant Government Agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC laws and policies thereto, and to general equity principles. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce (“MOFCOM”), or the Ministry of Industry and Information Technology (“MIIT”), or other authorities that regulate the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with the PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant governmental authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may not be able to receive the economic benefits from the VIEs and have to modify such structure to comply with the regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;
•	levying fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	shutting down our services;
•	discontinuing or restricting our operations in China;
•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;
•	restricting or prohibiting our use of the proceeds from overseas offerings to finance the VIEs’ business and operations; and
•	taking other regulatory or enforcement actions that could be harmful to our business.

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

Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the rights to direct the activities of the VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our Company, our wholly-owned subsidiary in China or the VIEs or their subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure”.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the VIEs owe additional taxes, which could negatively affect our financial condition and the value of our ordinary shares.

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

We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, the VIEs and their respective shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of the VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of our business if either entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The VIEs hold substantially all of our assets. Under the contractual arrangements, the VIEs may not and their respective shareholders may not cause the VIEs to, in any manner, sell, transfer, mortgage or dispose of the VIEs’ assets or legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our VIEs breach these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of the VIEs’ assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries or the VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of a chop with an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal actions, which could involve significant time and resources to resolve while distracting management from our operations, and our business prospects and results of operations may be materially and adversely affected.

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

The “variable interest entity” structure (“VIE structure”), has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Although the Foreign Investment Law does not explicitly classify the VIE structure as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it may allow for future legislation by the State Council to provide the VIE structure as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the 2021 Edition of the Special Administrative Measures for Foreign Investment Access (“Negative List”), issued by the MOFCOM on December 27, 2021, which came into effect on January 1, 2022. Therefore, such foreign investment restrictions will be imposed on the VIEs if our contractual arrangements with the VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate require further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in an adverse impact on our current corporate structure.

If our contractual arrangements with the VIEs are defined or regarded as a form of foreign investment in the future, our corporate governance practice may be impacted and our compliance costs may increase. For instance, as stipulated in the Measures on Reporting of Foreign Investment Information, it requires foreign investors or foreign-funded enterprises to submit the investment information to competent governmental authorities for review. Although the contents and scope of such information shall be determined under the principle of necessity and the information that can be obtained through interdepartmental information sharing will not be required to be resubmitted, foreign investors or foreign-funded enterprises which fail to report their investment information as requested will be required to take corrective measures or be subject to fines. Moreover, the Foreign Investment Law provides that a security examination mechanism will be established to examine any foreign investment activity that affects or may affect national security. The decision made upon the security examination may impact the operations of the foreign-funded enterprises.

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

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with the existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. As of the date of this amended 20-F, as confirmed by our PRC legal Counsl, the VIEs and their subsidiaires have obtained the requisite licenses and permits from the Chinese authorities for the business operations in the PRC, including business licenses, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing. However, we cannot assure that the VIEs and their subsidaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of the VIEs and their subsidiaries’ present or future business.

In addition, as confirmed by our PRC legal Counsel, the Company, our subsidiaries and the VIEs and their subsidiaries are not covered by permissions requirements from the CSRC, the CAC or any other governmental agency that is required to approve the VIE’s operations. We have also not received any denial to list on a U.S. exchange. The subsidiaries’ and the VIEs and their subsidiaries’ operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to the business of the subsidiaries and the VIEs amd their subsidiaries or our industry or by intervention or interruption by PRC governmental authorities, if we, the subsidiaries or the VIEs and their subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we the subsidiaries or the VIEs and their subsidiaries are required to obtain such permissions or approvals in the future.

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

Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations and our listing on Nasdaq.

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

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective and replaced the Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. \We believe that Kaixin VIEs that operate online platforms in the PRC will be recognized as network platform operators. Therefore, the Measures of Cybersecurity Review shall apply to such network platform operators. As of the date of this prospectus, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review and intend to issue additional shares rather than doing a public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review.

In addition, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

However, given the recency of the rules, there are uncertainties in the enforcements of the rule and we have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. For example, Measures of Cybersecurity Reviews remain unclear on whether such requirements will be applicable to companies which are already listed in the United States, such as ours. Measures on Outbound Data Transfer also remains unclear on the responsibilities and consequences of failing to apply for or pass the security assessment or failing to complete the rectification. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies such as ours. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the China Securities Regulatory Commission, or the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.We may not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities. As of the date of this amended 20-Ft, our Company, our subsidiaries, the VIEs and their subsidiaries have not been involved in any investigations or review initiated by Cyberspace Administration of China, nor has any of them received any inquiry, notice or sanction. Based on our understanding of the regulations and rules issued by Cyberspace Administration of China, we believe that we are not contrary to the currently effective regulations and policies issued by Cyberspace Administration of China to date.

Changes in PRC laws and regulations governing the VIE structure and its contractual arrangements could materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations governing the validity and enforcement of the VIE contractual arrangements. We conduct certain aspects of our businesses in China through the VIEs by means of contractual arrangements. Although we believe that we comply and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we are not in compliance with the applicable laws or if the governing law changed or were interpreted differently, the PRC government may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would severely disrupt our ability to conduct our business and we might not be able to assert contractual control rights over the assets of our PRC subsidiaries that conduct substantially all of our operations, and cause material adverse effect on our financial condition, results of operations and prospects.

On 15 March 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC, (the “Foreign Investment Law”), which came into effect on 1 January 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign-Owned Enterprises as the legal foundation for foreign investments in China. The Foreign Investment Law stipulates certain forms of foreign investment, which do not include the contractual arrangements as a form of foreign investment but stated that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. There are uncertainties in determining whether our contractual arrangements constitute foreign investments and there is no guarantee that the VIE contractual arrangements and the business of the VIEs and their subsidiaries will not be materially and adversely affected in the future.

Rules and regulations in China can change quickly with little advance notice and the PRC government may intervene or influence a registrant’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. It is uncertain whether any new PRC laws, rules or regulations affecting the VIE structure will be adopted or if adopted, what they would provide. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us”. There can be no assurance that the VIE Arrangements will be deemed by the relevant governmental or judicial authorities to be in compliance with the existing or future applicable PRC laws and regulations, or the relevant governmental or judicial authorities may in the future interpret the existing laws or regulations with the result that the contractual arrangements will be deemed to be in compliance of the PRC laws and regulations.

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

The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

We conduct our business operations in China via our subsidiaries and the VIEs and their subsidieareis, which subject us to certain laws and regulations in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could significantly adversely affect our business operations and financial performance.

In addition, our business activities may be subject to various government and regulatory interference in the provinces in which we operate. We could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions, and these regulations may be interpreted and applied inconsistently by different agencies or authorities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our securities, potentially rendering it worthless. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.Uncertainties with respect to the PRC legal system could adversely affect us.

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

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and foreign investment in China-based issuers. In addition, the enforcement of laws and regulations in China can change quickly with little advance notice. In 2021, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. In the future, we and the VIEs may pursue potential strategic acquisitions that are complementary to our and the VIEs’ business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our and the VIEs’ ability to complete such transactions, which could affect our and the VIEs’ ability to expand business or maintain market share. There is a possibility that the Chinese authorities may promulgate new rules or explanations requiring that we and the VIEs obtain the approval of Chinese authorities for our and the VIEs’ completed or ongoing mergers and acquisitions. Any action by the Chinese government to exert more oversight and control over foreign investment in China-based companies could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit, or completely hinder our ability to offer or continue to offer our ordinary shares to investors. See “—The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. It remains that we are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” and “—We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies”.

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

We are a company incorporated under the laws of the Cayman Islands, we conduct all of our operations in China and all of our assets are located in China. In addition, except for our chief financial officer and director, Ms. Lucy Yang, who is a U.S. citizen, all other officers and directors are PRC nationals. All of our officers and directors reside within China, namely, our chairman and CEO, Mr. Mingjun Lin, our CFO Lucy Yang, and our directors Mr. Deqiang Chen, Mr. Xiaolei Gu, and Mr. Lin Cong. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. See “Item 6. Directors, Senior Management and Employees – A. Directors and senior management.”

In addition, there is uncertainty as to whether the courts of the Cayman Islands and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or other jurisdictions against us or such persons predicated upon the securities laws of the United States or any of our state. In particular, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China regarding the judgments of a court in any of these non-PRC jurisdictions in relation to any matters not subject to a binding arbitration provision may be difficult or even impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. Moreover, the Chinese government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

In addition, the PRC tax authorities may require our PRC subsidiary that entered into contractual arrangement with our PRC VIEs to adjust its taxable income under the VIE arrangements it currently has in place with the VIEs and their respective shareholders in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to The Corporate Structure — Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the VIEs owe additional taxes, which could negatively affect our financial condition and the value of our ordinary shares”.

Furthermore, under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The Chinese government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”) and was last amended on December 30, 2019 by Circular of the State Administration of Foreign Exchange on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange (“SAFE Circular 16”). SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of an FIE to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from offshore funds to fund the establishment of new entities in China by the VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

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

A non-United States corporation will be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year if either: (i) at least 75% of its gross income for such year is passive income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ordinary shares, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Further, if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

In 2017, Renren’s finance business, as well as certain shell companies were transferred to KAG, and certain reorganization steps were undertaken. The main components of the reorganization include:

●	Establishment of Zhejiang Jieying (renamed from Shanghai Jieying). In February 2017, Zhejiang Jieying was established in the PRC by Mr. Thomas Jintao Ren. In April 2017, Mr. Ren transferred 1% of the equity interests he held in Zhejiang Jieying to Ms. Rui Yi. Both Mr. Ren and Ms. Yi were nominee shareholders designated by Renren. Shortly after that, Zhejiang Jieying and its nominee shareholders entered into a series of contractual arrangements with a subsidiary of KAG, Beijing Jiexun Shiji Technology Development Co., Ltd., or Beijing Jiexun, which enabled Beijing Jiexun to be the primary beneficiary of Zhejiang Jieying.
●	Transfer of Equity Interests of Renren Finance and its subsidiary. In April 2017, the equity interests of Renren Finance, Inc., a subsidiary of Renren, were transferred to KAG for nil consideration. Renren Finance Inc. and its subsidiary were mainly engaged in the provision of internet-based financing to used car dealerships.
●	Transfer of Equity Interests and Reorganization of Qianxiang Changda. In May 2017, Qianxiang Changda, which was formerly a subsidiary of a consolidated variable interest entity of Renren, was transferred to Mr. James Jian Liu and Ms. Jing Yang for a consideration of RMB50 million, which was equal to the paid-in-capital of Qianxiang Changda. Mr. Liu and Ms. Yang were nominee shareholders designated by KAG. In June 2017, Qianxiang Changda and its nominee shareholders entered into a series of contractual arrangements with Beijing Jiexun, which enabled Beijing Jiexun to be primary beneficiary of Qianxiang Changda. In 2016 and 2017, Qianxiang Changda terminated and/or transferred to Renren certain parts of its financing services business, including wealth management services, credit financing to college students and apartment rental financing. After the reorganization of KAG in 2017, Qianxiang Changda was only engaged in the provision of financing to used car dealerships.
●	Establishment of Shanghai Auto and Amendments to the Contractual Arrangements with Qianxiang Changda and Zhejiang Jieying. In August 2017, Shanghai Auto was established in the PRC by KAG. At the same time, Zhejiang Jieying and Qianxiang Changda terminated their contractual arrangements with Beijing Jiexun and entered into the similar contractual arrangements with Shanghai Auto. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the VIEs and Their Shareholders” for additional details on the current contractual arrangements that we have with the VIEs.

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

Through the VIE, Zhejiang Jieying, we entered into agreements with Ping An Bank, for whom we source customers who take out loans from the bank. Pursuant to these agreements, we direct our Dealerships to offer loans to customers when making a sale. When a loan is made, the financing partner pays service fees to Zhejiang Jieying, calculated based on the principal amount of the loan and the interest rate, provided that the term of the loan shall be three years. Our cooperation agreement with Ping An Bank expired on June 30, 2020. There is no current plan to renew the agreement in the near term.

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

We will be subject to the Foreign Investment Law if our contractual arrangements with the VIEs are defined or regarded as a form of foreign investment in the future.

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

Kaixin Auto Holdings(Cayman)
100%
100%
Kaixin Auto Group(Cayman)
Haitaoche Limited(Cayman)
100%
100%
100%
Jet Sound Hong Kong Company Limited (Hong Kong)
Renren Finance, Inc. (Cayman)
Haitaoche Hong Kong Limited (Hong Kong)
100%
Zhejiang Jiexun Shiji Technology Development Co., Ltd.
100%
Shanghai Renren Finance Leasing Co., Ltd.
Zhejiang Kaixin Auto Co., Ltd.Beijing Branch
Anhui Kaixin New Energy Vehicles Co., Ltd.
100%
100%
Zhejiang Kaixin Auto Co., Ltd.
100%
Ningbo Jiusheng Auto Sales and Service Co., Ltd.
Gu Xiaolei 99.83%
Zhao Xiaoling 0.17%
100%
Zhejiang Taohaoche Technology Co., Ltd.
100%
Qingdao Shengmei Lianhe Import Auto Sales Co., Ltd.
Zhejiang Jieying Auto Retail Co., Ltd
100%
Shanghai Renren Automobile Technology Group Co., Ltd
Zhejiang Jieying Auto Retail Co., Ltd Beijing Branch
Yang Jing 99%
James Liu 1%
100%
Shanghai Lingding Auto Technology Co., Ltd.
Shanghai Qianxiang Changda Internet Information Technology Development Co.,Ltd
100%
Shanghai Zhoushuo Auto Technology Co.,Ltd.
70%
Shanghai Wangjing Factoring Co.,Ltd
100%
Suzhou Zhoushuo Lujie Auto Service Co., Ltd.
Shanghai Wangjing Investment Management Co., Ltd.
100%
Shanghai Heiguo Internet Information Development Co.,Ltd.
100%
Beijing Qilin Zhenyi Information Technology Development Co., Ltd.
100%
Note: Solid lines refer to equity ownership; Dotted lines refer to control by contractual arrangements.

Zhejiang Jieying Auto Retail Co., Ltd
100%
Shanghai Jieying Diyi Auto Retail Co., Ltd.
70%
Jilin Jieying Taocheguan Auto Retail Co., Ltd.
70%
Jieying Baolufeng Auto Retail (Shenyang) Co., Ltd.
70%
Dalian Yiche Jieying Auto Retail Co., Ltd.
70%
Inner Mongolia Jieying Kaihang Auto Retail Co., Ltd.
70%
Ningxia Jieying Xianzhi Auto Retail Co., Ltd.
70%
Cangzhou Jieying Bole Auto Retail Co., Ltd.
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

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. We are a company registered in the Cayman Islands, and our PRC subsidiaries are considered foreign-invested enterprises. To comply with the PRC laws and regulations, we primarily conduct our business in China through the VIEs, i.e. Zhejiang Jieying, Qianxiang Changda, Ningbo Jiusheng and Qingdao Shengmei and their subsidiaries, based on a series of contractual arrangements by and among Shanghai Auto, Zhejiang Kaixin, Zhejiang Taohaoche, the VIEs and their shareholders. Through these contractual arrangements, we become the primary beneficiary of the VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that provide us with effective control over the VIEs and enable us to receive substantially all of the economic benefits from their operations.

Agreements that Make Us the Primary Benefiticary of Kaixin VIEs

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

Contractual Arrangements among Zhejiang Taohaoche, the Haitaoche VIEs and their shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. We are a company registered in the Cayman Islands, and our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the PRC laws and regulations, we conduct a substantial portion of our business in China through the Haitaoche VIEs, Ningbo Jiusheng and Qingdao Shengmei, and their subsidiaries, based on a series of contractual arrangements by and among Zhejiang Taohaoche, the Haitaoche VIEs and their shareholders. Through these contractual arrangements, we receive benefits from Haitaoche VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that provide us with effective control over the Haitaoche VIEs and enable us to receive substantially all of the economic benefits from their operations.

Agreements that Make Us the Prmariy Beneficiary of the Haitaoche VIEs

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

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, based on its understanding of the relevant PRC laws and regulations currently in effect, is of the opinion that each of the contractual arrangements among our relevant wholly-owned PRC subsidiaries, the VIEs and their respective shareholders is, and taken as a whole are, (i) valid and legally binding on each party thereto; and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant Government Agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC Laws and policies thereto, and to general equity principles.

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

Although we consolidate the results of the VIEs, our access to cash balances or future earnings of these entities is only through our contractual arrangements with them and their respective shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Agreements with the VIEs and Their Shareholders”. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure”.

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

Holding Company Structure

Our Company, Kaixin Auto Holdings, is a holding company with no operations of its own. We own and conduct operations primarily through operating subsidiaries and VIEs in China. As a result, we rely on dividends and other distributions paid by our operating subsidiaries to pay dividends to our shareholders or to service our outstanding debts. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC laws, each of our PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Directors and Executive Officers*	Age	Position/Title
Mingjun Lin	47	Director and Chief Executive Officer
Yi Yang	50	Chief Financial Officer
Xiaolei Gu	35	Director
James Jian Liu	50	Director
Lin Cong	42	Independent Director
Deqiang Chen	55	Independent Director

*Note: All of the directors and executive officers reside in the PRC/Hong Kong.

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

Contractual Arrangements with The VIEs and Their Respective Shareholders

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

Although the law in this regard is not entirely clear, we treat the consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we are the primary beneficiary of the VIEs and are entitled to substantially all of the economic benefits associated with the VIEs. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, the VIE or any of the subsidiaries of the VIE.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our company is the U.S. dollar. The functional currency of our PRC subsidiaries, the VIEs and their subsidiaries is the Renminbi, and the functional currency of our Hong Kong subsidiaries is the Hong Kong Dollar. We use the U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a net foreign exchange loss of US$4.2 million in 2019, a net foreign exchange gain of US$0.1 million in 2020 and a net foreign exchange loss of US$0.4 million in 2021.

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

4.37	2020 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our current report on Form S-8 (File No. 001-38261), initially filed with the SEC on May 26, 2021)
4.38	2021 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S-8 (File No. 001-38261), initially filed with the SEC on September 1, 2021)
4.39*	Securities Purchase Agreement between Kaixin and Streeterville Capital, LLC dated November 19, 2021
4.40*	Convertible Promissory Note in the principle amount of $2,180,000 between Kaixin and Streeterville Capital, LLC dated November 19, 2021
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)
12.1**	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2**	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Commerce & Finance Law Offices
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*

Incorporate by reference to the Company’s Annual Report filed on Form 20-F (File No. 22869863) filed with the SEC on April 29, 2022, as amended by the Amendment No.1 filed on Form 20-F/A (File No. 22977657) filed with the SEC on May 27, 2022.

**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Auto Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: September 8, 2022

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

The following is a summary of the contractual arrangements (collectively, “VIE Agreements”) that the Company, through its subsidiaries, entered into with the consolidated VIEs and their nominee shareholders:

The Kaixin VIE arrangements

To comply with PRC laws and regulations, on August 18, 2017, Shanghai Auto, a wholly owned subsidiary of the Company through Jet Sound Hong Kong Company Limited, entered into a series of contractual arrangements with Zhejiang Jieying and Shanghai Changda (“Kaixin VIEs”) and their nominee shareholders. In December 2021, Zhejiang Kaixin which is a wholly owned subsidiary of the Company, Zhejiang Jieying and Zhejiang Jieying’s nominee shareholders signed a series of amended and restated agreements that replace the original VIE agreements entered into between Shanghai Auto and Zhejiang Jieying and their nominee shareholders in August 2017.  Since Zhejiang Kaixin and Shanghai Auto are companies under common control, the renewed contractual arrangements had no substantial change compared to the version signed on August 18, 2017. Through these original and renewed contractual arrangements, the Company became the primary beneficiary of the Kaixin VIEs and received substantially all the economic benefits from their operations. These agreements include Power of Attorneys, Business Operations Agreements, Exclusive Equity Option Agreements, Exclusive Technology Support and Technology Service Agreements, Loan Agreements, Equity Interest Pledge Agreements, Intellectual Property Right License Agreements and Spousal Consent Agreements (collectively “Kaixin VIE Agreements”).

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

The Haitaoche VIE arrangements

To comply with PRC laws and regulations, Zhejiang Taohaoche, which became a wholly owned subsidiary of the Company after the completion of the RTO, conducts a substantial portion of the business in China through Ningbo Jiusheng and Qingdao Shengmei (the “Haitaoche VIEs”), and their subsidiaries, based on a series of contractual arrangements signed on July 11, 2019 and amended in October and November 2020, by and among Zhejiang Taohaoche, the Haitaoche VIEs and their nominee shareholders. Through these contractual arrangements, the Company became the primary beneficiary of the Haitaoche VIEs and received substantially all the economic benefits from their operations. These agreements include Business Operation Agreements, Powers of Attorney (Annex I of Business Operation Agreement), Agreement on Disposal of Equity and Assets, Exclusive Consulting and Service Agreements, Equity Pledge Agreements (collectively “Haitaoche VIE Agreements”).

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

The Company’s ability to conduct its business, including its advertising business, used car trading business and its financing services to used car dealerships, may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may not be the primary beneficiary of the VIEs or lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries at all.

In addition, if Zhejiang Kaixin, Shanghai Auto, Zhejiang Taohaoche, VIEs and their subsidiaries or their shareholders fail to perform their obligations under the contractual arrangements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these agreements, the Company may not be the primary beneficiary of the VIEs or may not receive economic benefits from the VIEs and the VIEs’ subsidiaries at all, and the Company’s ability to conduct its business may be negatively affected.

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

The Company’s ability to receive economic benefits from the VIEs also depends on the power of attorney that Zhejiang Kaixin, Shanghai Auto, and Zhejiang Taohaoche has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public Group for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group identifies itself as an emerging growth company (“EGC”) for the fiscal year ended December 31, 2021. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements. and plans to adopt ASU 2016-13 from Janurary 1, 2023.

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

Since 2019, due to disagreements with certain Dealership Operators on operational matters, the Company had disruptions in operations of several dealerships. After continuous negotiations with the Dealership Operators, the Company signed the amendments to Equity Purchase Agreement (the “Amendments”) with seven Dealership Operators in August 2021, to 1) confirm a total of 4,513,761 ordinary shares as part of the Contingent Consideration issuable to the Dealership Operators in accordance with the Equity Purchase Agreements subject to the operating performance of the dealerships and service centers before 2021; 2) provide a total of 7,172,529 ordinary shares (“Compensation Shares”) to the Dealership Operators, in the purpose of alleviation of losses and distress that occurred during the temporary halt of business in the Dealerships after the breakout of the pandemic and the historical dispute between the Company and the Dealership Operators. The number of Compensation Shares was determined through negotiation of the Company with each of the Dealership Operators while taking into consideration the hardships they experienced over the prior years and the need to make prompt resolution of the historical dispute with the Dealership Operators. The Company recognized the Compensation Shares as loss related to provision for dealership settlement based on fair value of the Compensation Shares by reference to share-based payment transactions pursuant to ASC 718 in the year ended December 31, 2021.

On November 30, 2021, Renren transferred 13,422,613 ordinary shares of the Company it held, to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. In addition to the Contingent Consideration shares, there were 5,203,103 ordinary shares transferred toward settlement of the Compensation Shares, which are recognized by the Company as additional paid-in capital with a fair value of $8,897 based on the quoted price of Company’s ordinary share on the date of Renren’s transfer were treated by reference to a liability paid by the principal shareholder and thus recorded as the loss related to provision for dealership settlement in the Company's financial statements with a corresponding credit to additional paid-in capital The Company, Renren and Dealership Operators agreed that the transfer of shares by Renren to the escrow company shall be deemed as fulfilment of Renren’s obligations related to the Contingent Consideration. According to the Amendments, the Dealership Operators should honour their commitments, including paying off their outstanding payables and debts to the Company, in order to obtain the shares. Consequently, the 13,422,613 shares have been held by the escrow company since transferred from Renren, and were disclosed as issued and outstanding shares in the reverse acquisition item during 2021 in the Company’s Consolidated Statements of Changes in Equity. The escrow company will  release the shares upon the Dealership Operators have fully paid off their payables and debts to the Company.

The Company shall issue additional 1,969,425 shares to the Dealership Operators to fully satisfy the Compensation Shares, which was recognized as payables loss related to provision for dealership settlement with a corresponding accrual of for dealership settlement at the fair value by reference to the quoted price of Company’s ordinary share at the commitment date with subsequent changes in fair value reflected in provision for dealership settlement. pursuant to ASC 718 The payables accrued for dealership settlement were $2,245 as of December 31, 2021. The total loss related to provision of the 7,172,529 Compensation Shares to the Dealership Operators for the dealership settlement was $11,142 for the year then ended.

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