Form 20-F
period 2022-12-31
Kaixin Auto Holdings
filed 2023-05-16
CIK 1713539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 228,250,210 ordinary shares issued and outstanding, par value of US$0.00005 per share.

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

Large accelerated filer ◻	Accelerated filer ◻
Non-accelerated filer ⌧	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ◻

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ◻

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

INTRODUCTION

Conventions Used in this Annual Report

In this Annual Report, unless otherwise indicated or the context otherwise requires, references to:

●	“Business Combination” are the transactions contemplated by the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star Acquisition Corporation, KAG and Renren, pursuant to which we acquired 100% of the equity interests of KAG from Renren on April 30, 2019;
●	“CAGR” are to compound annual growth rate;
●	“car parc” are to the total number of light vehicles, including cars, sport utility vehicles and light trucks in a region or market at a specific point in time;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;
●	“Dealerships” are to our dealership businesses operated by special purpose holding companies in which we possess majority ownership and voting control;
●	“Dealership Outlets” are to retail premises operated by our Dealerships;
●	“Haitaoche” are to Haitaoche Limited;
●	“Haitaoche Acquisition” are to the transaction closed on June 25, 2021 in which Kaixin issued to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche;
●	“Haitaoche VIEs” are to Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”);
●	“Jieying Legal Representative” are to the former legal representative of Anhui Xin Jieying Auto Retail Co., Ltd., Mr. Xiaolei Gu;
●	“KAG” are to Kaixin Auto Group, our wholly-owned subsidiary acquired from Renren;
●	“Kaixin”, “we”, “us”, “our company” or “our” are to Kaixin Auto Holdings, our Cayman Islands holding company, and its subsidiaries and consolidated affiliated entities;
●	“Kaixin VIEs” are to Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”) and Anhui Xin Jieying Auto Retail Co., Ltd. (“Anhui Xin Jieying”, former name as Zhejiang Jieying Auto Retail Co., Ltd. and Shanghai Jieying Auto Retail Co., Ltd.);
●	“Zhejiang Taohaoche” are to Zhejiang Taohaoche Technology Co., Ltd., our wholly-owned PRC subsidiary;
●	“Renren” are to Renren Inc.;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Shanghai Auto” are to Shanghai Renren Automotive Technology Group Co., Ltd., our wholly-owned PRC subsidiary;
●	“SaaS” are to “software-as-a-service”;

●	“US$”, “U.S. dollars”, “$” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“variable interest entity”, “VIE” or ”VIEs” are to our historical variable interest entities, Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”), Anhui Xin Jieying Auto Retail Co., Ltd. (“Anhui Xin Jieying”, former name as Zhejiang Jieying Auto Retail Co., Ltd. and Shanghai Jieying Auto Retail Co., Ltd.), Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”), which were no longer in a contractual arrangement with us since the completion of the disposal of Renren Finance Inc, on October 27, 2022 by KAG. VIEs were 100% owned by PRC citizens and a PRC entity owned by PRC citizens, and are consolidated into our consolidated financial statements for the period till the completion of the disposal of Renren Finance Inc, which was later named as Shanghai Wuxiajindongxue Technology Co., Ltd, in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries; and
●	“Zhejiang Kaixin” are to Zhejiang Kaixin Automobile Co., Ltd., our wholly-owned subsidiary.

Our reporting currency is the U.S. dollar. This Annual Report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this Annual Report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB 6.8972 to US$1.00, the noon buying rate in effect as of December 31, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Kaixin Auto Holdings is not an operating company in China, but a Cayman Islands holding company. We conduct our operations in China through our PRC subsidiaries. As used in this Annual Report, “we”, “us”, “our Company”, “the Company” or “our” refers to Kaixin Auto Holdings, a Cayman Islands company, its subsidiaries, and, in the context of describing its operations and consolidated financial information, its consolidated affiliated entities in China. Investors of our ordinary shares are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For instance, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

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

As of the date of this Annual Report, our Company and the subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for the business operation, accepting foreign investment or listing on the Nasdaq Stock Market. However, since these statements and regulatory actions by China’s government are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Uncertainties with respect to the PRC legal system could adversely affect us”.

A series of contractual agreements had been entered into by and among our wholly-owned PRC subsidiaries Shanghai Auto, Zhejiang Kaixin, Zhejiang Taohaoche, the VIEs and the shareholders of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company - C. Organizational Structure - Contractual Agreements with the VIEs and Their Shareholders”.

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information - D. Risk Factors -Risks Related to Our Corporate Structure - Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” and “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure - The shareholders of the VIEs may have potential conflicts of interest with us. We do not have any arrangements in place to address such potential conflicts”.There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its assets and business operations in China. If we are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Corporate Structure - “- Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and it may materially and adversely affect the viability of our current corporate structure, corporate governance and business operations”.

Termination of VIE Agreements and Disposition of VIEs

Historically, as a Cayman Islands holding company, we conduct our operations in China through our PRC subsidiaries and the VIEs. We had relied on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to receive economic benefits from the business operations of the VIEs in PRC in which we have no equity ownership. Our corporate structure was subject to risks associated with our contractual arrangements with the VIEs. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our Company as a whole. In addition, the company had a large number of inactive shell companies, which were the result of its historical legacy and no longer relevant for its car sale businesses. Those inactive entities and the VIEs simply caused extra maintenance costs, regulatory risk, and disclosure burdens. To streamline its corporate structure, mitigate the uncertainties, and exert full control on our operating entities, we transferred operations in the VIEs to our wholly-owned entities and disposed of Renren Finance, Inc, which was our wholly-owned subsidiary that contractually controls the VIEs.

On August 5, 2022, Kaixin Auto Group (“KAG”), our wholly-owned subsidiary, and Stanley Star Group Inc (“Stanley Star”) entered into a shares transfer agreement (the “August 2022 Agreement”). The Agreement stipulates that KAG agrees to sell all the shares it held in Renren Finance, Inc. along with its subsidiaries and VIEs and the VIEs’ subsidiaries (collectively referred to as the “Disposal Group”) at a consideration of $1 to Stanley Star, an independent third party company incorporated in BVI that was interested in exploring the opportunities in the non-performing assets on the books of the Disposal Group. In addition, the August 2022 Agreement stipulates that on the date of the closing if the net liability of the Disposal Group is more than RMB20 million, the Company agrees to make compensation to Stanley Star accordingly.

The sale of Disposal Group and the ownership transfer were completed on October 27, 2022 (the “Disposal Completion Date”), on which date the net book value of the Disposal Group was net liabilities was approximately $24.6 million. Accordingly, on December 28, 2022, KAG and Stanley Star entered into a supplement agreement pursuant to which the Company agrees to compensate Stanley Star pursuant to the August 2022 Agreement. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement, the Company entered into a securities purchase agreement (the “Series F Agreement”) with Stanley Star, pursuant to which the Company agreed to issue to Stanley Star an aggregate of 50,000 Series F Convertible Preferred Shares (the “Series F Preferred Shares”), each of which is convertible into 1,000 ordinary share of the Company. The issuance of Series F Preferred Shares were closed in May 2023 upon the relevant approval of the competent authorities of the Cayman Islands.

With the disposition of the Disposal Group, all VIEs were disposed as of October 27, 2022 (“Disposal of Subsidiaries”, see Note 4 to the consolidated financial statement) and“Item 4. Information on the Company - C. Corporate Structure.” As a result, there is no VIE entity in the corporate structure of the Company and as of the date of this Annual Report, we conduct our operations exclusively through our wholly-owned subsidiaries.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this Annual Report, our Company and our subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for our operations or our issuance of securities to investors. Nevertheless, the Standing Committee of the National people’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires us and our subsidiaries to obtain permissions from PRC regulatory authorities to conduct business operations in China.

In addition, as of the date of this Annual Report, except for business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, our consolidated affiliated Chinese entities do not have to obtain any requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our subsidiaries in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain certain licenses, permits, filings or approvals for the functions and services that we provided in the future.

Cash and Asset Flows through Our Organization

Kaixin Auto Holdings transfers cash to its wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Kaixin and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions. For the years ended December 31, 2020, 2021 and 2022, the VIEs received financial support for daily operation of nil, US$3.88 million and US$10.79 million from our non-VIE subsidiaries, and our non-VIE subsidiaries received financial support of nil , US$3.90 million and US$10.49 million from the VIEs and their subsidiaries, respectively.

In addition, the majority of our subsidiaries and the VIEs and their subsidiaries receive income in RMB. Shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. In addition, under the PRC laws and regulations, our PRC subsidiaries and VIEs and their subsidiaries are also subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. We have no operations outside of PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. In addition, remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The Chinese government may also, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. Moreover, the Chinese government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure – Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.” and “— Our adjustment of corporate structure and business operations and the termination of contractual arrangement with the VIEs may not be liability-free.”

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Kaixin by our subsidiaries. Under the PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totalling US$7.6 million, US$117.1 million and US$121.7 million as of December 31, 2020, 2021, and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization. Although we does not have a formal cash management policy in place that dictates how funds shall be transferred between the Company, our subsidiaries and the VIEs and its subsidiaries or investors, cash transfers are made among the entities based on business needs in compliance of relevant PRC laws and regulations.

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

The cash flows that have occurred between our Company, its subsidiaries are summarized as follows:

	For the year ended December 31,2022
	Transfer to
		VIEs and their	Non-VIE
		Subsidiaries	subsidiaries
Transfer from	Parent	Consolidated	Consolidated
Parent	$—	$—	$1,252
VIEs and their subsidiaries	$—	$—	$10,493
Non-VIE subsidiaries	$—	$10,793	$—

	For the year ended December 31,2021
	Transfer to
		VIEs and their	Non-VIE
		Subsidiaries	subsidiaries
Transfer from	Parent	Consolidated	Consolidated

	(in thousands)
Parent	$—	$—	$—
VIEs and their subsidiaries	$—	$—	$3,897
Non-VIE subsidiaries	$—	$3,880	$—

For the year ended December 31,2020
Transfer to
		VIEs and their	Non-VIE
		Subsidiaries	subsidiaries
Transfer from	Parent	Consolidated	Consolidated
Parent	$—	$—	$—
VIEs and their subsidiaries	$—	$—	$—
Non-VIE subsidiaries	$—	$—	$—

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial information for our Company, our subsidiaries, the VIEs and the VIEs’ subsidiaries for the periods indicated.

Disaggregated Financial Information relating to the VIEs

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2022

		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Total current assets	$13,727	$32,301	$—	$(3,726)	$42,302
Investments in subsidiaries and VIEs	$27,964	$—	$—	$(27,964)	$—
Total non-current assets	$27,964	$13,380	$—	$(27,964)	$13,380
Total assets	$41,691	$45,681	$—	$(31,690)	$55,682
Total current liabilities	$10,376	$13,219	$—	$(3,726)	$19,869
Total non-current liabilities	$—	$311	$—	$—	$311
Total liabilities	$10,376	$13,529	$—	$(3,726)	$20,179

	As of December 31, 2021

		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Amount due from VIE	$—	$42,495	$—	$(42,495)	$—
Total current assets	$—	$49,449	$51,983	$(42,495)	$58,937
Investments in subsidiaries and VIEs	$5,130	$—	$—	$(5,130)	$—
Total non-current assets	$5,130	$14,897	$326	$(5,130)	$15,223
Total assets	$5,130	$64,346	$52,309	$(47,625)	$74,160
Amount due to non-VIE	$—	$—	$42,495	$(42,495)	$—
Total current liabilities	$—	$52,518	$19,360	$(42,495)	$29,383
Total non-current liabilities	$—	$6,698	$—	$—	$6,698
Total liabilities	$—	$59,216	$19,360	$(42,495)	$36,081

Selected Condensed Consolidated Statement of Operations Data

	For the years ended December 31,2022

		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Revenue	$—	$52,962	$29,878	$—	$82,840
Cost of revenue	$—	$52,617	$29,577	$—	$82,194
Gross profit	$—	$345	$301	$—	$646
Operating expenses	$5,897	$7,605	$35,083	$—	$48,585
Loss from operations	$(6,363)	$(6,519)	$(35,057)	$—	$(47,939)
Share of loss from subsidiaries	$(78,256)	$—	$—	$78,256	$—
Net loss	$(84,619)	$(61,368)	$(16,888)	$78,256	$(84,619)
Less: net loss attributable to non-controlling interests	$—	$—	$—	$—	$—
Net loss attributable to the Company’s shareholders	$(84,619)	$(61,455)	$(16,888)	$78,256	$(84,706)

	For the year ended December 31,2021

		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company		Group
	Company	Consolidated	Consolidated	elimination		Consolidation

	(in thousands)
Revenue	$—	$—	$253,840		$—	$253,840
Cost of revenue	$—	$—	$248,583	$		$248,583
Gross profit	$—	$—	$5,257		$—	$5,257
Operating expenses	$—	$186,691	$1,179	$		$187,870
(Loss) income from operations	$—	$(186,691)	$4,078	$		$(182,613)
Share of loss from subsidiaries	$(195,228)	$(68)	$—		$195,296	$—
Net loss	$(195,228)	$(195,160)	$(768)		$195,296	$(195,928)
Less: net income attributable to non-controlling interests	$	$	$651	$		$651
Net loss attributable to the Company’s shareholders	$(195,228)	$(195,160)	$(1,419)		$195,296	$(196,579)

	For the years ended December 31,2020

		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Revenue	$—	$—	$1,207	$—	$1,207
Cost of revenue	$—	$—	$1,207	$—	$1,207
Gross profit	$—	$—	$—	$—	$—
Operating expenses	$—	$—	$276	$—	$276
Loss from operations	$—	$—	$(276)	$—	$(276)
Share of loss from subsidiaries	$—	$—	$—	$—	$—
Net loss	$—	$—	$(166)	$—	$(166)
Less: net loss attributable to non-controlling interests	$—	$—	$—	$—	$—
Net loss attributable to the Company’s shareholders	$—	$—	$(166)	$—	$(166)

Selected Consolidated Statement of Cash Flows

	For the year ended December 31,2022
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Net cash provided by operating activities	$(2,410)	$404	$(388)	$—	$(2,394)
Net cash (used in) provided by investing activities	$—	$(156)	$—	$—	$(156)
Net cash used in by financing activities	$(165)	$5,386	$185	$—	$5,406
Effect of exchange rate changes	$—	$—	$(1,017)	$—	$(1,017)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(2,575)	$5,634	$(1,220)	$—	$1,839

	For the year ended December 31,2021
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Net cash provided by (used in) operating activities	$—	$989	$(3,092)	$—	$(2,103)
Net cash (used in) provided by investing activities	$—	$(6,332)	$2,822	$7,777	$4,267
Net cash provided by financing activities	$—	$9,777	$—	$(7,777)	$2,000
Effect of exchange rate changes	$—	$—	$492	$	$492
Net increase in cash, cash equivalents and restricted cash	$—	$4,434	$222	$—	$4,656

	For the years ended December 31,2020
		Non-VIE	VIEs and their
	Parent	Subsidiaries	subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation

	(in thousands)
Net cash used in operating activities	$—	$—	$(1,135)	$—	$(1,135)
Net cash used in investing activities	$—	$—	$(290)	$—	$(290)
Net cash provided by financing activities	$—	$—	$2,132	$—	$2,132
Effect of exchange rate changes	$	$	$(104)	$	$(104)
Net increase in cash, cash equivalents and restricted cash	$—	$—	$603	$—	$603

A.	[Reserved]
B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.
●	We have a limited operating history in the automobile sales business. Our historical financial and operating performance may not be indicative of, or comparable to, its future prospects and results of operations.
●	Our subsidiaries and the Dealerships conduct various aspects of their business, and they face risks associated with the Dealerships, their employees and other personnel.
●	Our subsidiaries and may not be able to successfully expand or maintain our network of Dealerships.
●	Our Dealerships conduct various aspects of our business, and we face risks associated with our Dealerships, their employees and other personnel.
●	We may not be able to successfully expand or maintain our network of Dealerships.
●	Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.
●	The quality of the premium used automobiles that we offer is critical to the success of our business.
●	Our success depends upon the continued contributions of our sales representatives.
●	We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Risks Related to Our Carve-out from Renren and Our Relationship with Renren

Risks and uncertainties related to our carve-out from Renren include, but are not limited to, the following:

●	We have limited experiences operating as a stand-alone public company.
●	We are not expected to receive the same level of support from Renren, and if our collaboration with Renren is terminated or curtailed or if we are no longer able to benefit from the synergies of our cooperation with Renren, our business may be adversely affected.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

o	Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.
o	Our adjustment of corporate structure and business operations and the termination of contractual arrangements with the VIEs may not be liability-free.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

o	Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are required to file with the China Securities Regulatory Commission (“ CSRC”) within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.
o	Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations and our listing on Nasdaq.
o	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators.
o	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
o	Uncertainties with respect to the PRC legal system could adversely affect us.
o	We may be adversely affected by the complexity and uncertainties of and changes in PRC regulation of Internet business and related companies.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If we fail to regain compliance with Nasdaq’s minimum bid price requirement, our ordinary shares could be subject to delisting.
●	The issuance of additional shares in the future may impact the price of our ordinary shares and our ability to regain compliance with Nasdaq’s minimum bid price requirement.

The following are detailed descriptions of the risk factors.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.

We had not been profitable since 2019. We incurred net losses of US$0.2 million, US$195.9 million,and US$80.5 million in 2020, 2021, and 2022, respectively. The significant decrease in net loss in 2022 in comparion to that in 2021 was primarily due to the one-time $143.7 million impairment loss of goodwill in 2021. We also had cash outflows from operating activities of US$2.1 million and US$1.5 million in 2021 and 2022, respectively.

We have experienced recurring losses from operations. As of December 31, 2022, we had an accumulated deficit of US$281.6 million.

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

Although Kaixin Auto Group (“KAG”) was formed in 2011, it has changed its business model significantly since its initial launch. KAG began as primarily an internet-based financing business and, by that time it was acquired by us, had developed into a used car retailer with strong online and offline presence. In addition, in 2021 we started to implement our plan to expand into electronic vehicle and other business areas.

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

Our subsidiaries and their subsidiaries’ Dealerships conduct various aspects of their business, and they face risks associated with the Dealerships, their employees and other personnel.

We rely on the Dealerships of our subsidiaries to conduct significant aspects of our business. As of December 31, 2022, we had 3 Dealerships. Our control over our Dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

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

During 2020, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders illegally detained our inventories in the Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. As a result, we wrote down US$17.8 million inventory, and wrote off US$22.3 million prepayments for the year ended December 31, 2019. By early 2021, we have reached agreement to resume used car business operations with a majority of the non-controlling shareholders. We have reached settlement agreement with most of non-controlling shareholders.

Our subsidiaires may not be able to successfully expand or maintain our network of Dealerships.

As of December 31, 2022, we had a network of 3 Dealerships. We have not expanded our network since May 2018. The Dealership network is a foundation of our used car sales operations, and we rely on the Dealerships in providing services to car buyers and financial institutions. As China is a large and diverse market, business practices and demands may vary significantly by regions and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experiences to expand the Dealership network into other parts of China.

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

Moreover, the Company reached a binding term sheet to acquire 100% equity of Henan Yujie Times Automobile Co., Ltd. (“Yujie”) through new share issuance on August 26, 2021. On November 2, 2022, the Company signed a share purchase agreement with the shareholders of Morning Star Auto Inc. (“Morning Star”), according to which Kaixin will acquire 100% equity of Morning Star by issuing 100 million shares of Kaixin ordinary shares. Morning Star owns 100% equity of Yujie. At completion of the pending acquisition, Kaixin would own all assets and business operations related to the POCCO brand of electric vehicles (POCCO EV), which would constitute big progress toward Kaixin’s successful transformation into a new energy vehicle manufacturing company. However, at the moment, certain prerequisite conditions for the acquisition have not been met yet, and the acquisition is still pending. There can be no assurance that we will always be able to complete such acquisitions successfully or on terms acceptable to us. Integration of acquired entities or assets into our business may not be successful and may prevent us from expanding into new services, customer segments or operating locations. This could significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of the attention of our management and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

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

Our Kaixin Auto brand was newly launched in the first half of 2018 and we believe that an important component of our growth will be the growth of customer traffic to our Dealerships. Because Kaixin Auto is a consumer brand, brand visibility is critical for our engagement with potential customers. We currently advertise through a blend of brand and direct marketing channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand. We recorded selling and marketing expenses of approximately US$11 thousand, US$481 thousand and US$2.1 million in 2020, 2021 and 2022, respectively.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy since the first quarter of 2020. Although at the end of 2022, as China’s official response to managing COVID-19 evolved, public attitudes to the disease shifted, and the enforcement of quarantine measures was tapered off, the outbreak of COVID-19 in various geographic locations in China did not stop, hence, we cannot guarantee that Chinese economy will continuously recovery as a result. Whether this will lead to a prolonged downturn in the Chinese economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There are considerable uncertainties over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the outbreak of wars in the Eastern Europe, Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have adverse economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Our business generates and processes a significant amount of data, and improper handling of or unauthorized access to such data may adversely affect our business.

We face risks regarding the compliance with the applicable laws, rules and regulations relating to the collection, usage, disclosure and security of personal information, as well as any requests from regulatory and government authorities relating to such data. For instance, our Dealerships utilize and generate substantial volumes of data on consumers and dealers, and we and our Dealerships rely on them for our operations and inventory management. These data include the information customers provide when purchasing a vehicle and applying for vehicle financing. In the event that we experienced a failure of our information systems, our operations and financial performance could be materially harmed, and if the information is accessed by third parties or publicized without authorization, our reputation or competitive position could suffer.

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

We have set up the New Energy Vehicles Department in 2021 and produced a NEV prototype in mid 2022 and delivered it to customers at the end of 2022. Our NEV business may not achieve expected results. For instance, our vehicles may not have the durability or longevity of other comparable vehicles in the market, and may not be as easy and convenient to repair. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, revenue loss, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

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

In 2020, we identified material weaknesses in our internal control over financial reporting relating to (i) inadequate technical competency of financial staff in charge of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP; (ii) lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over prepayment for vehicle purchase at local dealerships. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP. We have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

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

However, we believe material weaknesses persisted in (i) lack of sufficient resources with US GAAP and the SEC reporting experiences, which could adversely affect the Company’s ability to provide accurate disclosures on a timely matter; (ii) the lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; (iv) inadequate controls over prepayment for vehicle purchase at local dealerships as of December 31, 2022; and (v) the Company lacked the key monitoring mechanisms to control the communication and disclosure of material information to the appropriate parties.

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

We are a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2022. In addition, we ceased to be an “emerging growth company” as such term is defined under the JOBS Act as of December 31, 2022. If our public float is over $75 million, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent assessment, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems in the foreseeable future. We may be unable to timely complete our evaluation and any required remediations.

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

Our quarterly results of operations, including the levels of our revenues, operating cost and expenses, net loss and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the value of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new car buyers;
●	our ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as financial institutions;
●	our ability to access capital;
●	the mix of solutions and services that we offer;
●	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;
●	financial institutions’ willingness and ability to fund financing transactions through our Dealerships on reasonable terms;
●	our emphasis on experience of car buyers, instead of near-term growth;
●	the timing of expenses related to the development or acquisition of technologies or businesses;
●	proper and sufficient accounting policies with respect to our risk reserve liabilities and implementation;
●	network outages or security breaches;
●	general economic, industry and market conditions; and
●	changes in the applicable laws and regulations.

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

China has recently experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces, such as the Hubei Province, and municipalities, such as Wuhan, resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China. Because substantially all of our operations are conducted in China, the outbreak of COVID-19 has caused a disruption to our business, especially one of our Dealerships is located in Wuhan, the original epicenter of the outbreak. In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, we closed all of our Dealership Outlets and corporate offices. In March 2020, we gradually resumed our operations in various cities, but customer traffic to our Dealership Outlets has remained significantly lower than comparable periods before the COVID-19 outbreak. Around mid-2020, we decided to put a halt to business operations in our Dealership Outlets due to severe decline in sales volume and profit margin. With the business disruption and reduced customers’ demand, we experienced a significant decrease in our 2020 sales revenue. With the improved control over the COVID-19 and recovery of overall economy in 2021, we reached agreements with a majority of non-controlling shareholders of the Dealerships to resume used car business operations in the second half of 2021. However, our sales revenue decreased from $253.8 million in 2021 to $82.8 million in 2022.

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

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, since 2018, we have entered into a series of ancillary agreements to facilitate our sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when we source a used car, the legal title of the car is transferred to the legal representative of Anhui Xin Jieying and the registration is transferred to the name of one of the Dealership’s employees. When the used car is sold, the relevant legal ownership is transferred from the Jieying Legal Representative to the purchaser, and the registration is transferred from the Dealership employee’s name to the name of the purchaser. Under PRC laws and regulations, if the seller is an individual selling a personal automobile, the seller is exempted from value-added tax. Thus, structuring the purchase and subsequent sale such that the legal title and automobile registration are placed under the names of Jieying Legal Representative and Dealership employees, respectively, as described above results in our recognizing no value-added tax on the sales of the used cars. Viewed as a service provider from a value-added tax perspective in the used car transactions structured this way, we are only subject to value-added tax on the difference between the original purchase price and retail price of the used cars. Although we believe that the transaction structure created by the ancillary agreements and our estimates of our value-added taxes are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and if the conclusion were reached by relevant tax authorities that we were subject to additional value-added taxes as a result of using the employees as agents in this structure, such a determination would have a material adverse effect on our financial results in the period or periods for which such determinations are made.

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

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our business prospects and results of operations. Such negative publicity could be related to a variety of matters, including but not limited to:

●	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;
●	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;
●	users’ complaints about the quality of our products and services;
●	security breaches of confidential user information; and
●	governmental and regulatory investigations or penalties resulting from our failure to comply with the applicable laws and regulations.

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

Risks Related to Our Corporate Structure

Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and historically operate our business through VIE structure. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

We a holding company with no material operations of our own. Historically, we conducted our operations through our subsidiaries and the VIEs and their subsidiaries organized under the laws of the PRC, with which our subsidiaries maintain certain contractual arrangements. These contractual arrangements, which are not equivalent to equity ownership in the business of the VIEs, enable us to consolidate the financial statements of the VIEs and their subsidiaries under U.S. GAAP and we are regarded as the primary beneficiary of the VIEs for accounting purposes. The structure involves unique risks to investors. The VIE structure provides contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. To mitigate the risks, we transferred operations in the VIEs to our wholly-owned entities and disposed of Renren Finance, Inc, which was our wholly-owned subsidiary that contractually controls the VIEs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our adjustment of corporate structure and business operations and the termination of contractual arrangement with the VIEs may not be liability-free.” and “Item 4. Information on the Company — C. Organizational Structure.” Moreover, we have no operations outside of PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries by the PRC government to transfer cash.

In addition, any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Moreover, we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. The transfer of funds and assets among Kaixin Auto Holdings, its Hong Kong and PRC subsidiaries, and the VIEs is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. As a result of the above, to the extent cash or assets of our business, or of the PRC Operating Entities, is in the PRC or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

Our adjustment of corporate structure and business operations and the termination of contractual arrangement with the VIEs may not be liability-free.

With the disposition of Renren Finance Inc, all VIEs were disposed as of October 27, 2022. We cannot assure you that the disposal of the affiliated entities and termination of contractual arrangement with the related VIE structures in the PRC will not give rise to dispute or liability, or that such disposal and discontinuation of operations will not adversely affect our overall results of operations and financial condition. We cannot guarantee that we will not continue to be subject to PRC regulatory inspection and/or review, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement. If we become subject to regulatory inspection and/or review by the China Securities Regulatory Commission, or the CSRC, Cyberspace Administration of China, or the CAC or other PRC authorities, or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources.

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

We have three major types of chops: corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. The use of corporate chops must be approved by both of our legal department and administrative department, the use of contract chops must be approved by our legal department, and the use of finance chops must be approved by our finance department. The chops of our subsidiaries are generally held by the relevant entities so that the documents can be executed locally.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of a chop with an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal actions, which could involve significant time and resources to resolve while distracting management from our operations, and our business prospects and results of operations may be materially and adversely affected.

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

The “variable interest entity” structure (“VIE structure”), has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Although the Foreign Investment Law does not explicitly classify the VIE structure as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the State Council to provide the VIE structure as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the 2021 Edition of the Special Administrative Measures for Foreign Investment Access (“Negative List”), issued by the MOFCOM on December 27, 2021 and came into effect on January 1, 2022. According to the Guidance Catalog of Industries for Foreign Investment, which was promulgated and as amended from time to time by the MOFCOM and the NDRC, and the Negative List, the provision of internet content services, which we historically conduct through the VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be imposed on the VIEs if our contractual arrangements with the VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate require further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in an adverse impact on our current corporate structure.

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

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are required to file with the CSRC within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this Annual Report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

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

Furthermore, we are required to file with the CSRC within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. Although there are still uncertainties regarding the interpretation and implementation of relevant regulatory guidance, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime.

The Overseas Listing Trial Measures provide that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by the issuer’s domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have been completed their overseas offering and listing, which are called as “the stock enterprises (存量企业)”. As a stock enterprise (存量企业), we shall file with the CSRC within 3 working days after the subsequent securities offering is completed. The CSRC shall order rectification, issue warnings and impose fines to the company fails to fulfill filing procedure as stipulated in Overseas Listing Trial Measures.

In addition, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises on February 24, 2023, which became effective on March 31, 2023. The CSRC stipulates domestic enterprises, securities companies and securities service agencies which provide the corresponding services in the course of overseas issuance and listing of domestic enterprises, shall strengthen legal awareness of confidentiality of State secrets and archives administration, establish a sound system for confidentiality and archives work, adopt the requisite measures to perform the responsibilities of confidentiality and archives administration.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will always be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective and replaced the Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator that is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management (the “Draft Regulations”) in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, (the “Data Cross Border Measures”), which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. The Revised Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies, which have been listed in the United States, such as us. They also remain uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

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

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime.

The Overseas Listing Trial Measures provide that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by the issuer’s domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have been completed their overseas offering and listing, which are called as “the stock enterprises (存量企业)”. As a stock enterprise (存量企业), we shall file with the CSRC within 3 working days after the subsequent securities offering is completed. The CSRC shall order rectification, issue warnings and impose fines to the company fails to fulfill filing procedure as stipulated in Overseas Listing Trial Measures.

In addition, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises on February 24, 2023, which became effective on March 31, 2023. The CSRC stipulates domestic enterprises, securities companies and securities service agencies which provide the corresponding services in the course of overseas issuance and listing of domestic enterprises, shall strengthen legal awareness of confidentiality of State secrets and archives administration, establish a sound system for confidentiality and archives work, adopt the requisite measures to perform the responsibilities of confidentiality and archives administration.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will always be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.

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

However, given the recency of the rules, there are uncertainties in the enforcements of the rule and we have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC or other PRC authorities. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies such as ours. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the China Securities Regulatory Commission, or the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.We may not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

In addition, the PRC tax authorities may require our PRC subsidiary that entered into contractual arrangement with our PRC VIEs to adjust its taxable income under the VIE arrangements it currently has in place with the VIEs and their respective shareholders in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure — Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the VIEs owe additional taxes, which could negatively affect our financial condition and the value of our ordinary shares”.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”) and was last amended on March 23, 2023 by Circular of the State Administration of Foreign Exchange on Repealing and Invalidating Fifteen Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Fourteen Normative Documents Concerning Administration of Foreign Exchange. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange (“SAFE Circular 16”). SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of an FIE to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from offshore funds to fund the establishment of new entities in China by the VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

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

In addition, pursuant to the relevant laws and regulations, as Anhui Xin Jieying and our Dealerships are regarded as operators of used car sales business, these entities are required to complete filing with the MOFCOM at the provincial level. We may fail to complete such filings in certain locations since the relevant authorities in those areas do not accept such filing application in practice due to the lack of local implementation rules and policies in such respects. We plan to submit our filing application as soon as the relevant governmental authorities are ready to accept such application. However, we cannot assure you that we can successfully complete the filing in a timely manner, or at all. Failure to comply with the filing requirements may subject our business to restrictions. As a result, our business and results of operations may be materially and adversely affected.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Historically we received all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on the dividend payments from our PRC subsidiaries to fund any cash and financing requirements that we may have. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, trade and service-related foreign exchange transactions, can be all made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulations require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise, if (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in the control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law that became effective in 2008 and amended in 2022 requires that transactions that are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules, consisting of the Provisions of MOFCOM on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2011, and the Notice of the General Office of the State Council on Establishment of Security Review System pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in March 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approvals or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect its ability to expand its business or maintain its market share.

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

SAT Circular 37 took effect on February 3, 2015 and was last amended on June 15, 2018. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among other things, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

Our current auditor, Onestop Assurance PAC (“Onestop”), and our prior auditor for the 2020 and 2021 annual reports, Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP), or Marcum Asia, the independent registered public accounting firm that issue the audit reports included elsewhere in this annual report, are registered with the PCAOB. The PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Onestop Assurance PAC and Marcum Asia CPAs LLP are headquartered in Singapore and New York, New York, respectively, and, as of the date of this annual report, were not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

Our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Both Onestop and Marcum Asians audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as our Company, there are uncertainties about the ability of the auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other automobile retailers;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for automobile retailers;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	announcements and implementation of business mergers and acquisitions, including the merger with Haitaoche Limited;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares, and sales or perceived potential sales of additional ordinary shares.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, may adversely affect the market price of our ordinary shares. As of December 31, 2022, we had 228,250,210 ordinary shares outstanding, including 130,815,462 ordinary shares that are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volumes and other restrictions as applicable under Rules 144 and 701 of the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act of the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our ordinary shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

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

Our board of directors (the “Board”) has complete discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

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

A non-United States corporation will be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year if either: (i) at least 75% of its gross income for such year is passive income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ordinary shares, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future.

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

We will incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

After the completion of the Business Combination, we have been a stand-alone public company and expect to incur significant legal, accounting and other expenses that we did not incur as a subsidiary of another public company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We qualified as an “emerging growth company” pursuant to the JOBS Act until the end of 2022. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We rely on such exemption provided by the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Since we are no longer an “emerging growth company” as of date of this 20-F, we expect to incur significant expenses and devote substantial management efforts towards ensuring the compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Risks Related to Our Ordinary Shares

If we fail to regain compliance with Nasdaq’s minimum bid price requirement, our shares could be subject to delisting.

Our ordinary shares are listed on the Nasdaq Capital Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq CapitalGlobal Market. These requirements include maintaining a minimum closing bid price of US$1.00 per share for a period of 30 consecutive trading days. On September 28, 2022, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules as the closing bid price per share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until March 27, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. Nasdaq granted us a second period of 180 calendar days, or until September 25, 2023, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price per share must meet or exceed US$1.00 per share for a minimum of 10 consecutive business days on or prior to September 25, 2023.

We have not regained compliance with the minimum bid price requirement as of the date of annual report. We are closely monitoring the bid price of our shares. As required by Nasdaq, we confirmed that we would implement a reverse stock split, if necessary, to regain compliance with the minimum bid price requirement. However, there can be no assurance that we will be able to regain compliance with the minimum bid price requirement in a timely manner. If we fail to regain compliance by September 25, 2023, or if we fail to meet the other continued listing requirements of the Nasdaq Capital Market, we may be subject to delisting. The delisting of the shares may significantly reduce the liquidity of the shares, cause further declines to the market price of the shares, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

On October 30, 2017, we consummated an initial public offering, and a total of US$206.4 million of the net proceeds from the sales described above were placed in a trust account established for the benefit of our public shareholders.

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

In 2017, Renren’s finance business, as well as certain shell companies were transferred to KAG, and certain reorganization steps were undertaken. The main components of the reorganization include:

●	Establishment of Anhui Xin Jieying (renamed from Shanghai Jieying). In February 2017, Anhui Xin Jieying was established in the PRC by Mr. Thomas Jintao Ren. In April 2017, Mr. Ren transferred 1% of the equity interests he held in Anhui Xin Jieying to Ms. Rui Yi. Both Mr. Ren and Ms. Yi were nominee shareholders designated by Renren. Shortly after that, Anhui Xin Jieying and its nominee shareholders entered into a series of contractual arrangements with a subsidiary of KAG, Beijing Jiexun Shiji Technology Development Co., Ltd., or Beijing Jiexun, which enabled Beijing Jiexun to be the primary beneficiary of Anhui Xin Jieying.

●	Transfer of Equity Interests of Renren Finance and its subsidiary. In April 2017, the equity interests of Renren Finance, Inc., a subsidiary of Renren, were transferred to KAG for nil consideration. Renren Finance Inc. and its subsidiary were mainly engaged in the provision of internet-based financing to used car dealerships.
●	Transfer of Equity Interests and Reorganization of Qianxiang Changda. In May 2017, Qianxiang Changda, which was formerly a subsidiary of a consolidated variable interest entity of Renren, was transferred to Mr. James Jian Liu and Ms. Jing Yang for a consideration of RMB50 million, which was equal to the paid-in-capital of Qianxiang Changda. Mr. Liu and Ms. Yang were nominee shareholders designated by KAG. In June 2017, Qianxiang Changda and its nominee shareholders entered into a series of contractual arrangements with Beijing Jiexun, which enabled Beijing Jiexun to be primary beneficiary of Qianxiang Changda. In 2016 and 2017, Qianxiang Changda terminated and/or transferred to Renren certain parts of its financing services business, including wealth management services, credit financing to college students and apartment rental financing. After the reorganization of KAG in 2017, Qianxiang Changda was only engaged in the provision of financing to used car dealerships.
●	Establishment of Shanghai Auto and Amendments to the Contractual Arrangements with Qianxiang Changda and Anhui Xin Jieying. In August 2017, Shanghai Auto was established in the PRC by KAG. At the same time, Anhui Xin Jieying and Qianxiang Changda terminated their contractual agreements with Beijing Jiexun and entered into the similar contractual agreements with Shanghai Auto. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Agreements with the VIEs and Their Shareholders” for additional details on the previous contractual arrangements that we had with the VIEs.

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

Haitaoche Acquisition

On November 3, 2020, we entered into a binding term sheet with Haitaoche pursuant to which Haitaoche will merge with a newly formed wholly-owned subsidiary of ours, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of ours. On December 31, 2020, a definitive share purchase agreement was entered into between Kaixin and Haitaoche in connection with the Haitaoche Acquisition pursuant to which Kaixin agrees to issue to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche. The closing of the Haitaoche Acquisition was subject to a number of closing conditions, including the relevant approval by NSDAQ Stock Market pursuant to Rule 5110(a) of the Nasdaq Stock Market. We received such approval on April 15, 2021. On June 25, 2021, our Company issued an aggregate of 74,035,502 ordinary shares through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche, pursuant to the share purchase agreement which was entered into on January 4, 2021. Following the issuance, Haitaoche shareholders and former Kaixin shareholders own 51.61% and 48.39%, respectively, of the post-closing outstanding KAH ordinary shares (on a fully diluted basis). Following the consummation of Haitaoche Acquisition, Haitaoche became a wholly-owned subsidiary of the Company. The management of Haitaoche became the management of the combined entity, resulting in the reverse acquisition of KAH whereby Haitaoche is deemed to be the acquirer for accounting purposes. In June 2022, certain former Haitaoche shareholders signed an act-in-concert agreement that remained in effect until the end of 2022. They agreed to act in concert in key issues related to the operations and corporate governance of Kaixin.

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

Disposal of Renren Finance, Inc

The company had a large number of inactive shell companies and VIE structures, which were the result of its historical legacy and no longer relevant for its car sale businesses. Those inactive entities and the VIEs simply caused extra maintenance costs, regulatory risk, and disclosure burdens. To streamline its corporate structure, mitigate the uncertainties, and exert full control on our operating entities, the management explored the options to dispose of the Disposal Group. The Disposal Group had a negative book of around $3 million at that time. On August 5, 2022, KAG, our wholly-owned subsidiary, and Stanley Star entered into the August 2022 Agreement. The August 2022 Agreement stipulates that KAG agrees to sell all the shares it held in Renren Finance, Inc along with its subsidiaries and VIEs and the VIEs’ subsidiaries at a consideration of $1, to Stanley Star, an independent third party company incorporated in BVI that was interested in exploring the opportunities in the non-performing assets on the books of the Disposal Group. The Company subsequently issued to Stanley Star an aggregate of 50,000 Series F Convertible Preferred Shares, each of which is convertible into 1,000 ordinary share of the Company in connection with the disposal.

With the disposition of Renren Finance Inc, all VIEs were disposed as of October 27, 2022 (see Note 4 to the consolidated financial statement) and“Item 4. Information on the Company - C. Corporate Structure.” As a result, there is no VIE entity in the corporate structure of the Company and as of the date of this Annual Report, we conduct our operations exclusively through our wholly-owned subsidiaries.

B.	Business Overview

The Company is primarily engaged in the sales of domestic and imported automobiles in the PRC. We are committed to providing a superior car purchase and ownership experiences to our customers. Our passion and professionalism build trust and long-term customer loyalty.

We are a leading premium used auto dealership group in China. As of December 31, 2022, we had three used car Dealerships covering three cities in China. On average, our Dealership operators have over ten years of experiences in the used car industry. We provide used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover, Bentley, Rolls-Royce, and Porsche.

China is the world’s largest automotive market both in demand and supply in 2022. China’s used car market is characterized by the lack of brand differentiation and limited industry consolidation.

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

By integrating the operations and resources of Haitaoche with the used car dealership business, we are engaged in the sales of both new and used, domestic and imported automobiles. We sourced, marketed and sold approximately 697, 1,814, and 879 vehicles to customers across China in 2020, 2021 and 2022, respectively.

We are actively looking for opportunities to expand into the business area of electronic vehicles. We have set up the New Energy Vehicles Department in 2021 and delivered the new NEV prototype to our customer at the end of 2022. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start with developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage.

In addition, we have reached into a strategic partnership with Beijing Bujia Technology Co., Ltd. (“Bujia”) and obtained a sales order for 5,000 new energy logistics vehicles with Bujia, a leading automobile logistics service provider in China. It will order a total of RMB1 billion (equivalent to around US$156 million) worth of new energy vehicles from our Company in the next few years. The first model vehicle was delivered to Bujia in July 2022. We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs.

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

Our Businesses

Kaixin have pioneered an innovative business model, under which it had obtained control of Dealerships across China, providing them with an integrated technology system, centralized operational control and management, a unified brand and capital support. Kaixin primarily generate revenues from sales of used cars, as well as fees obtained from its role as a channel partner for third-party auto financing and other value-added service providers. Of the Dealerships’ total revenues in 2020, 2021, and 2022, revenues from auto sales accounted for 99.5%, 100% and 100%, respectively.

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained Kaixin’s inventories in the Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. Therefore, Kaixin wrote down a significant amount of inventory prepayments in 2019. By early 2021, we reached agreement with a majority of the non-controlling shareholders to settle the disputes over the allocation of assets and confirm our mutual commitment to the growth and revamp of our car sale business. The net impact on the recoverable amounts of the previously detained and impaired assets was US$2.9 million, which have been recorded as a reduction of general and administrative expense for the year ended December 31, 2020. Following the consummation of the Haitaoche Acquisition in June 2021, our used car sales business gradually resumed operations in the majority of the Dealership locations, which complement the new car sales in the Haitaoche business unit. During 2022, the Company terminated cooperation with several dealerships that underperformed against our expectations and downsized our dealerships network to 3 dealerships.

Our Dealership Network

As of December 31, 2022, we had 3 Dealerships. Our network of Dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumers’ demand and opportunity for growth is most favorable.

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

Planned Entry into the NEV Market

By integrating the operations and resources of Haitaoche with the used car dealership business, we are currently engaged in the sales of both new and used, domestic and imported automobiles and will be actively looking for opportunities to expand into the business area of electronic vehicles. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start with developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage. Reference is made to the Form 6-K which the Company filed with SEC on August 26, 2021, the Company has reached a binding term sheet to acquire 100% equity of Henan Yujie Times Automobile Co., Ltd. (“Yujie”) through new share issuance. Yujie is a Chinese electronic vehicles (“EV”) manufacturer specialized in small size multi-function EVs. On September 26, 2022, the Company signed a binding acquisition term sheet with Wuxi Morning Star Technology Co., Ltd. (“Morning Star”), who manufactures and operates the POCCO EVs. According to the term sheet, the Company intends to acquire 100% equity of Morning Star through new share issuance and makes it a wholly owned subsidiary (the “Acquisition”). As consideration for the Acquisition, the Company will issue ordinary shares of Kaixin to the shareholders of Morning Star with market value of 100 million as determined by the average of the closing prices of last five trading days before the entering date of Share Purchase Agreement, conditional on Morning Star acquiring 100% equity of Yujie before October 31, 2022. However, given that Morning Star failed to acquire 100% equity of Yujie, the intended acquisition didn’t go through.

In addition, we have signed a sales order for 5,000 new energy logistics vehicles with Beijing Bujia Technology Co., Ltd. (“Bujia”), a leading automobile logistics service provider in China. Bujia will order a total of RMB1 billion (equivalent to US$156 million) worth of new energy vehicles from our Company in the coming years. The first model vehicle was delivered to Bujia in mid-2022. We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs.

Certain Legal Arrangements

We have entered into a series of legal arrangements with our Dealerships and other related parties, which are described in further details below.

Legal Arrangements with Dealerships

Equity Purchase Agreement

One of our variable interest entities, Anhui Xin Jieying, is the contracting party under the equity purchase arrangements relating to our Dealerships, as supplemented from time to time. In addition to the equity purchase agreements, we also purchased all car inventories from each dealership for cash at fair value. Pursuant to the relevant equity purchase agreement, Anhui Xin Jieying, as purchaser, agrees with the shareholder(s) of an existing car dealership, as seller(s), to purchase a majority interest in the business according to the terms summarized below:

●	The shareholder(s) of the dealership agree to set up a new special purpose holding entity to which the shareholder(s) transfer the eligible assets, employees and business contracts owned and leased by the existing dealership to Anhui Xin Jieying. In turn, Anhui Xin Jieying agrees to subscribe for a portion of the equity from the seller(s) and contributes cash to the new entity to ultimately hold 70% of the equity interests in the new entity, consisting of 40% of the equity interests in the new entity transferred from the seller(s) (“Transferred Equity”), and 30% of the equity interests in the new entity as a capital increase of the new entity (“New Equity”).
●	As consideration for the Transferred Equity, Anhui Xin Jieying agrees to pay to the shareholder(s) shares issued by KAG or other future overseas holding entity of Anhui Xin Jieying (“Listing Entity”), to the seller(s) or seller’s overseas holding entity, at the per share valuation in the listing of the Listing Entity (“Listing”), calculated as follows:
o	First Payment: The amount of the first payment is calculated as all pre-tax operational profits generated by the special purpose holding company prior to the Listing multiplied by Anhui Xin Jieying’s ownership percentage in the special purpose holding entity.

o	Subsequent Payments: The total amount of the subsequent payments is calculated as all pre-tax operational profits generated by the special purpose holding company during the relevant performance benchmark period, multiplied by Anhui Xin Jieying’s ownership percentage in the special purpose holding company, multiplied further by a factor of 12, payable in five equal installments.
●	The calculation method of the acquisition price involved in the special purpose holding company’s acquisition and opening of a new Dealership Outlet is the same as the above provisions, but the date of calculation of the specific performance benchmark period shall be determined by the board of directors of the special purpose holding company.
●	Each subsequent payment is subject to adjustment based on a performance target of a compound growth rate of the special purpose holding company’s profit of 110%, using the initial performance benchmark period as the baseline. In the event that the special purpose holding company’s performance exceeds the target for the year, the share consideration payable to it shall be increased proportionally, up to an amount equal to 250% of the number of shares nominally payable for such performance benchmark period. In the event that the special purpose holding company’s performance is lower than the target for the relevant year, the value of the share consideration payable to it shall be proportionally reduced, subject to a bottom limit of 50% of the value of shares nominally payable for the relevant period.

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

Ancillary Agreements with Dealerships

In addition to the equity purchase agreements governing the major aspects of the legal and financial relationships between us and the partners with whom we work to operate our Dealerships starting in 2018, we have also entered into a series of ancillary agreements, which are generally designed for the compliance with PRC laws and regulations and for value-added tax optimization purposes. Revenue for 2020, 2021, and 2022 was primarily generated from transactions under these ancillary agreements and we expect future revenue from automobile sales to be primarily generated from transactions under these ancillary agreements. Prior to 2018, our used car purchase and sale agreements generally resulted in Anhui Xin Jieying being considered as the legal owner of such vehicles, including while they were held in inventory.

The following is a summary of the typical key terms of the ancillary agreements which we entered into in connection with our auto sales operations since mid-2021. We may depart from these terms from time to time based on local conditions, counterparty’s demands, tax or regulatory considerations or other reasons.

●	Used Vehicle Purchase Agreement. Pursuant to the agreement among the owner of a used car as seller, the Jieying Legal Representative as purchaser, and a Dealership employee, as registered owner:
o	The Jieying Legal Representative is to purchase the used car and register it in the name of a designated employee of the relevant Dealership.

o	Anhui Xin Jieying provides technology consulting services and operational management system services to the Jieying Legal Representative, who in turn pays service fees to Anhui Xin Jieying.
●	Used Car Agency Services Agreement. Pursuant to the agreement between the Jieying Legal Representative and the relevant Dealership:
o	The Dealership entrusts Jieying Legal Representative to purchase, sell, manage, repair and show used cars on its behalf.
o	The Jieying Legal Representative is to complete the transfer procedures for the purchase and sale of automobiles.
●	Vehicle Consignment Agreement. Pursuant to the agreement between the Jieying Legal Representative, as principal, and a Dealership employee, as agent:
o	The Jieying Legal Representative authorizes the Dealership employee to purchase a vehicle on his or her behalf.
o	The Jieying Legal Representative authorizes the Dealership employee to register such Dealership employee as the named transferee of the vehicle and the owner of the vehicle, while the Jieying Legal Representative retains legal ownership of the vehicle.
o	When the vehicle is sold by the Jieying Legal Representative, the Dealership employee is responsible to handle third-party transfer procedures in a timely manner.
●	Loan and Service Agreement. Pursuant to the agreement between the Jieying Legal Representative, as borrower, and Anhui Xin Jieying, as lender:
o	Anhui Xin Jieying provides loans to the Jieying Legal Representative for purchasing used cars.
o	Proceeds from the used cars sold by the Jieying Legal Representative on behalf of Anhui Xin Jieying are used in their entirety to repay the loan. Proceeds in excess of the principal are designated as a service fee paid to Anhui Xin Jieying from the Jieying Legal Representative.
●	Used Vehicle Sales Agreement. Pursuant to the agreement among the Jieying Legal Representative, as seller, a customer, as purchaser, a designated Dealership employee, as the registration transferor, and the Dealership, as service provider:
o	When the Jieying Legal Representative sells a used car to the customer, the automobile registration is transferred from the Dealership employee to the customer. The sale proceeds are transferred to the account designated by the management of Anhui Xin Jieying.
o	Anhui Xin Jieying provides technology consulting services and operational management system services to the Jieying Legal Representative, who in turn pays service fees to Anhui Xin Jieying, which are deducted from the proceeds of the car sales.

To illustrate, when we source an automobile pursuant to a Used Vehicle Purchase Agreement, the seller is entitled to payment for the car, and the legal title is transferred to the Jieying Legal Representative, with the registration in the name of a Dealership employee. The Jieying Legal Representative is authorized to enter into this purchase agreement pursuant to the Used Car Agency Services Agreement, and the Dealership employee similarly is authorized to enter into the agreement pursuant to the Vehicle Consignment Agreement. Funds are paid by Anhui Xin Jieying through the Dealership to the seller of the car.

When a used car is sold, the Jieying Legal Representative transfers the legal ownership to the purchaser, while the Dealership employee completes the registration transfer from his or her name to the name of the purchaser. The proceeds are remitted to Anhui Xin Jieying.

Based on the agreements, neither the Jieying Legal Representative nor the Dealership employee bears any risk of loss or has any future economic benefits. Neither party ever places their own funds at risk and any potential losses resulting from the purchase and sale of the car are borne by Anhui Xin Jieying. Similarly, neither of these individuals is able to benefit from the expected increase in the price of the car resulting from completion of sale to a third-party customer; all of the future economic benefit is remitted directly to Anhui Xin Jieying. Additionally, Anhui Xin Jieying effectively controls the entire process starting from the purchase of the car, including from whom to purchase a car, the purchase price, and ultimately the sale of the car to a third party. In addition, Anhui Xin Jieying has the sole discretion as to which Jieying Legal Representative will enter into the Loan and Service Agreement with Anhui Xin Jieying and to which Dealership employee that it will assign to complete the registration of the car. Furthermore, it is within Anhui Xin Jieying’s sole power to redirect the Loan and Service Agreement, title and registration of the car.

When the special purpose entity holding one of our Dealerships is formed, the prior owner holds 30% of the equity interests in the entity, and Anhui Xin Jieying holds 70% of the equity interests. We provide inventory financing to these Dealerships using our own funds as well funds from third-party financing partners. We also monitor the financial performance of our Dealerships on a real-time basis through our information system.

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

Amendments to Used Car Agency Services Agreement. Pursuant to the agreement among Anhui Xin Jieying, the relevant Dealership and the noncontrolling shareholders of such Dealership:

○	The noncontrolling shareholders agree to repay a settlement amount in the form of inventory and/or repayment of prepayment to Anhui Xin Jieying based on a set schedule.

Amendments to Equity Purchase Agreement. Pursuant to the agreement among Anhui Xin Jieying and the noncontrolling shareholders of relevant Dealership:

○

Anhui Xin Jieying commits to furnish the noncontrolling shareholders a certain number of the Company’s ordinary shares following a schedule tied to the noncontrolling shareholders’ performance of settlement payment duties as specified in the Amendments to Used Car Agency Services Agreement.

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

On July 5, 2022, seventeen authorities including the Ministry of Commerce promulgated the Circular on Several Measures for Invigorating Automobile Circulation and Expanding Automobile Consumption. It was stated that from January 1, 2023, if a natural person sells three or more used cars that have been held for less than one year in a calendar year, auto sales companies, used car trading markets, auction companies, etc. shall not issue the uniform invoice for sales of used cars for him/her or handle the transaction registration formalities, and the relevant authorities will handle the matter according to the regulations.

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

Regulations on Maintenance of Motor Vehicles

The Regulations on Road Transport, issued by the State Council on April 30, 2004 and amended on November 9, 2012, February 6, 2016, March 2, 2019 and March 29, 2022, stipulate that any individuals or institutions engaging in business related to road transportation, including maintenance of motor vehicles, must meet requirements including: (i) appropriate locations for motor vehicle maintenance; (ii) necessary equipment, facilities and technicians; (iii) appropriate management systems for motor vehicle maintenance; and (iv) necessary environmental protection measures. A company engaging in motor vehicle maintenance must apply to the local road transportation authority to obtain a road transportation operation license after it has become duly registered. Operators engaging in motor vehicle maintenance must maintain or repair all motor vehicles in accordance with the relevant technical specifications of the State to ensure maintenance quality and must not use any counterfeit or low-quality parts to maintain or repair any motor vehicle. Violation of these regulations may result in an order ceasing operation and imposing a fine of up to RMB50,000 by the local road transportation authority.

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

The Stipulation on Motor Vehicle Registration issued on April 30, 2004, amended on May 27, 2008, September 12, 2012 and December 17,2021 and became effective on May 1, 2022 by the Ministry of Public Security states that where the ownership of a registered motor vehicle is transferred, the current motor vehicle owner shall apply for transfer registration with the vehicle administration office at the place of registration within 30 days from the date of delivery of the motor vehicle. Also, under the PRC Civil Code effective as of January 1, 2021, the transfer of movable property is effective upon delivery, but if the transfer of the property right of a vehicle has not been officially registered, it will not be valid against a good faith third-party transferee.

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

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC (the “Catalog”). In June 2017, the MOFCOM and the NDRC promulgated the Catalog (“2017 Revision”), which became effective in July 2017. Industries listed in the Catalog are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, which is further divided into the restricted category and prohibited category. The negative list of the 2017 Revision was replaced by the Special Administrative Measures for Access to Foreign Investment (the “Negative List”), which was issued in June 2018 and was subsequently revised in 2019,2020 and 2021,and became effective in January 2022. Industries not listed in the Catalog are generally deemed to be in a fourth “permitted” category and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. Furthermore, foreign investors are not allowed to invest in companies and industries under the prohibited category. For the industries not listed on the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and the establishment of wholly foreign-owned enterprises in such industries is generally allowed.

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

Software products

In China, holders of computer software copyrights enjoy protections under the Copyright Law. Various regulations relating to the protection of software copyrights in China have promulgated, including Copyright Law of the PRC which was promulgated in 1990 and amended in 2001, 2010 and 2020, and the Regulation for the Implementation of the Copyright Law of the PRC which came into effect in September 2002 and was amended in January 2011 and further amended in January 2013. Additionally, the Computer Software Protection Regulations which was issued by State Council on June 4, 1991 and amended in 2001, 2011 and 2013. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under the PRC laws, but can enhance the protections available to the registered copyrights holders. In 2002, in order to further implement the Computer Software Protection Regulations, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration. In compliance with, and in order to take advantage of, the above rules, we had registered 14 computer software copyrights as of December 31, 2021.

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

In March 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015 and was last amended on March 23, 2023. In June 2016, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. There remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

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

As of the date of this Annual Report, our PRC subsidiaries and consolidated affiliated entities are generally subject to 0%, 3%, or 6% VAT rate.

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

Kaixin Auto Holdings Organizational Chart

Kaixin Auto Holdings(Cayman)
100%
Kaixin Auto Group(Cayman)
100%
Jet Sound Hong Kong Company Limited (Hong Kong)
Overseas
100%
Zhejiang Kaixin Auto Co., Ltd.
100%
Zhejiang Jet Sound Shiji Technology Development Co, Ltd
100%
Anhui Kaixin New Energy Vehicles Co., Ltd
PRC domestic
100%
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch
100%
Zhejiang Kaixin Daman Auto Retail Co., Ltd
70%
Zhejiang Kaixin Xiaoman Auto Retail Co., Ltd
70%
Beijing Kaixin Xiaoman Auto Retail Co., Ltd
70%
Wuhan Jieying Chimei Auto Service Co., Ltd
70%
Chongqing Jieying Shangyue Auto Brokerage Co., Ltd
70%
Zhejiang Kaixin Jingtao Auto Retail Co., Ltd
70%
Zhejiang Kaixin Manman Travel Technology Co., Ltd

As of the date of this Annual Report, we have no VIEs in the PRC. Historically, as a Cayman Islands holding company, we conduct our operations in China through our PRC subsidiaries and the VIEs. To mitigate the uncertainties in our corporate structure and exert full control on our operating entities, we transferred operations in the VIEs to our wholly-owned entities and disposed of Renren Finance, Inc, which was our wholly-owned subsidiary that contractually controls the VIEs. As such, revenues contributed by the VIEs and their subsidiaries accounted for 100% of our total revenues in each year from 2020 to the Disposal Completion Date (as defined below).

On August 5, 2022, KAG, our wholly-owned subsidiary, and Stanley Star entered into the August 2022 Agreement, pursuant to which KAG agrees to sell all the shares it held in Renren Finance, Inc. along with its subsidiaries and VIEs and the VIEs’ subsidiaries c to Stanley Star, an independent third party company incorporated in BVI, at a consideration of $1. In addition, the August 2022 Agreement stipulates that on the date of the closing if the net liability of the Disposal Group is more than RMB20 million, the Company agrees to make compensation to Stanley Star accordingly.

The sale of Disposal Group and the ownership transfer were completed on October 27, 2022, on which date the net book value of the Disposal Group was net liabilities was approximately $24.6 million. Accordingly, on December 28, 2022, KAG and Stanley Star entered into a supplement agreement pursuant to which the Company agrees to compensate Stanley Star pursuant to the August 2022 Agreement. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement, the Company entered into a the Series F Agreement with Stanley Star, pursuant to which the Company agreed to issue to Stanley Star an aggregate of 50,000 Series F Convertible Preferred Shares, each of which is convertible into 1,000 ordinary share of the Company. The issuance of Series F Preferred Shares were closed in May 2023 upon the relevant approval of the competent authorities of the Cayman Islands.

With the disposition of Renren Finance Inc., all VIEs were disposed of as of October 27, 2022 (“Disposal of Subsidiaries”, see Note [4] to the consolidated financial statement). As a result, the contractual arrangements between our wholly-owned entities and the relevant VIEs were terminated, which includes Loan Agreements, Equity Option Agreement, Power of Attorney, Business Operation Agreement, Equity Pledge Agreement, Exclusive Technology Support and Technology Services Agreement, Intellectual Property Right License Agreement, Agreement on Disposal of Equity and Assets etc. For a description of the relevant VIE Agreements, see “Item 4. Information on the Company – C. Organizational Structure – Contractual Agreements with the VIEs and Their Shareholder.” As of the date of this Annual Report, we conduct our operations exclusively through our wholly-owned subsidiaries.

Contractual Agreements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. We are a company registered in the Cayman Islands, and our PRC subsidiaries are considered foreign-invested enterprises. Prior to the completion of the Disposal of Subsidiaries in October 2022, we used to conduct our business in China through the VIEs, i.e. Anhui Xin Jieying, Qianxiang Changda, Ningbo Jiusheng and Qingdao Shengmei and their subsidiaries, based on a series of contractual arrangements by and among Shanghai Auto, Zhejiang Kaixin, Zhejiang Taohaoche, the VIEs and their shareholders. Through these contractual arrangements, we became the primary beneficiary of the VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that make us the primary beneficiary of the VIEs and enable us to receive substantially all of the economic benefits from their operations.

Agreements that Make Us the Primary Beneficiary of Kaixin VIEs

Loan Agreements

Shanghai Auto entered into loan agreements with each shareholder of Qianxiang Changda in 2017, and Zhejiang Kaixin has entered into loan agreements with each shareholder of Anhui Xin Jieying in 2021. Pursuant to these loan agreements, Shanghai Auto and Zhejiang Kaixin has granted an interest-free loan to each Kaixin VIE shareholder, which may only be used for the purpose of a capital contribution to the Kaixin VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the Kaixin VIEs to Shanghai Auto/Zhejiang Kaixin or its designated representatives. The term of each loan is 10 years from the actual drawing down of the loan by the relevant Kaixin VIE shareholders, and will be automatically extended for another 10 years unless a written notice to the contrary is given by Shanghai Auto/Zhejiang Kaixin to the Kaixin VIE shareholders three months prior to the expiration of the loan. The Kaixin VIE shareholders undertake, among other things, not to transfer any of their respective equity interests in the Kaixin VIEs to any third party.

Equity Option Agreement

Shanghai Auto entered into equity option agreements with each shareholder of Qianxiang Changda in 2017, and Zhejiang Kaixin has entered into equity option agreements with each shareholder of Anhui Xin Jieying in 2021. Pursuant to these equity option agreements, each Kaixin VIE shareholder has granted Shanghai Auto/Zhejiang Kaixin an option to acquire all of his or her equity interests in the Kaixin VIEs at the price equivalent to the lowest price then permitted under the PRC law, with Shanghai Auto/Zhejiang Kaixin making payment of such price by cancelling all or an equivalent portion of the loan under the applicable loan agreement with such Kaixin VIE shareholder. Shanghai Auto/Zhejiang Kaixin may, at its sole discretion, at any time exercise the option granted by the Kaixin VIE shareholder. Moreover, Shanghai Auto/Zhejiang Kaixin may transfer such option to any third party. The Kaixin VIE shareholders may not, among other obligations, transfer, donate, pledge or otherwise dispose of their equity interests in any way, increase or decrease the registered capital of the Kaixin VIEs, or enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by Shanghai Auto/Zhejiang Kaixin. The equity option agreements will remain in effect until all equity interests have been acquired by Shanghai Auto directly or through its designated representative or Shanghai Auto/Zhejiang Kaixin terminates the agreements unilaterally with 30 days prior written notice.

Power of Attorney

Each shareholder of Anhui Xin Jieying signed a power of attorney in 2021 pursuant to which he or she irrevocably authorizes Zhejiang Kaixin or any person designated by Zhejiang Kaixin to vote on Anhui Xin Jieying shareholder’s behalf at the shareholders’ meetings of Anhui Xin Jieying and exercise full voting rights as a Anhui Xin Jieying shareholder, including but not limited to, the right to propose a shareholders’ meeting, to accept any notification about the holding of such meeting, to attend the shareholders’ meeting and exercise full voting rights, and to sell or transfer any portion of Anhui Xin Jieying shareholder’s equity interests in Anhui Xin Jieying.

Business Operation Agreement

Shanghai Auto entered into business operation agreement with Qianxiang Changda and its shareholders in 2017, and Anhui Xin Jieying entered into business operation agreement with Anhui Xin Jieying and its shareholders in 2021 pursuant to which (1) each Kaixin VIE shall not enter into any transactions which may materially affect such Kaixin VIEs’ assets, obligations, rights and operations; (2) each Kaixin VIE and its shareholders shall accept and strictly execute the proposals provided by Shanghai Auto/Zhejiang Kaixin in respect of the employment and dismissal of such Kaixin VIEs’ employees and the daily business management and financial management of such Kaixin VIE; and (3) each Kaixin VIE and its shareholders shall only appoint individuals designated by Shanghai Auto/Zhejiang Kaixin as the executive director or director of the board of directors. Each of the Kaixin VIE shareholders must sign powers of attorney assigning their powers and rights to Shanghai Auto/Zhejiang Kaixin. The term of each business operation agreement is 10 years and will be extended automatically for another 10 years except where Shanghai Auto/Zhejiang Kaixin provides prior written notice otherwise.

Equity Pledge Agreement

Shanghai Auto entered into equity pledge agreements with each shareholder of Qianxiang Changda in 2017, and Zhejiang Kaixin entered into equity pledge agreements with each shareholder of Anhui Xin Jieying in 2022. Pursuant to these equity pledge agreements, the Kaixin VIE shareholders have pledged all of their equity interests in the Kaixin VIEs as priority security interest in favor of Shanghai Auto/Zhejiang Kaixin to guarantee Kaixin VIEs and their shareholders’ performance of their obligations under, where applicable, (i) the loan agreements; (ii) the exclusive technology support and technology services agreements; (iii) the intellectual property right license agreements; and (iv) the equity option agreements. Shanghai Auto/Zhejiang Kaixin is entitled to exercise its right to dispose of the Kaixin VIE shareholders’ pledged interests in the equity of the Kaixin VIEs and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event that any breach or default event under the equity pledge agreements occurs. Each equity pledge agreement will remain in full force and remain effective until the earlier of (1) the date on which all debts secured have been fully paid; (2) the date on which Shanghai Auto/Zhejiang Kaixin exercises their right under the equity pledge agreements; or (3) the relevant Kaixin VIE shareholders transfer all of his or her equity interests in the applicable Kaixin VIE to a third party according to the equity option agreement.

Agreements that Enable Us to Receive Substantially All of the Economic Benefits from the Kaixin VIEs

Exclusive Technology Support and Technology Services Agreement

Shanghai Auto entered into exclusive technology support and technology services agreement with Qianxiang Changda in 2017, and Zhejiang Kaixin entered into exclusive technology support and technology services agreement with Anhui Xin Jieying in 2021, pursuant to which Shanghai Auto/Zhejiang Kaixin provides exclusive technology support and technology services to the Kaixin VIEs. In exchange, the Kaixin VIEs pay service fees to Shanghai Auto/Zhejiang Kaixin based on the specific fee rate stipulated by Shanghai Auto/Zhejiang Kaixin, and Shanghai Auto/Zhejiang Kaixin has the right to adjust the specific fee rate based on the quantity, scope and nature, among other factors, of the services provided by it to the Kaixin VIEs at any time. During the term of these agreements, Shanghai Auto/Zhejiang Kaixin has the right to waive the fee under any bill at its sole discretion. Shanghai Auto/Zhejiang Kaixin will exclusively own any intellectual property arising from the performance of these agreements. The term of each exclusive technology support and technology services agreement is 10 years.

Intellectual Property Right License Agreement

Shanghai Auto entered into intellectual property license agreements with Qianxiang Changda in 2017, and Zhejiang Kaixin entered into intellectual property license agreements with Anhui Xin Jieying in 2021, pursuant to which Shanghai Auto/Zhejiang Kaixin grants to the Kaixin VIEs non-exclusive licenses to use certain intellectual property rights as listed in these agreements during the Kaixin VIEs’ normal business operations in the PRC. The Kaixin VIEs pay Shanghai Auto/Zhejiang Kaixin license fees on a monthly basis. The parties have made record filings of copies of these agreements to the relevant authorities subject to the requirements of the PRC law. The term of each intellectual property license agreement is five years and will be automatically extended for an additional one year unless either party provides the other party with prior written notice of termination.

Contractual Arrangements among Zhejiang Taohaoche, the Haitaoche VIEs and their shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. We are a company registered in the Cayman Islands, and our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the PRC laws and regulations, we conduct a substantial portion of our business in China through the Haitaoche VIEs, Ningbo Jiusheng and Qingdao Shengmei, and their subsidiaries, based on a series of contractual arrangements by and among Zhejiang Taohaoche, the Haitaoche VIEs and their shareholders. Through these contractual arrangements, we exert control over the Haitaoche VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The following is a summary of the contractual arrangements that make us the primariy beneficiary of the Haitaoche VIEs and enable us to receive substantially all of the economic benefits from their operations.

Agreements that Make Us the Primariy Beneficiary of the Haitaoche VIEs

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

Overview

By integrating the operations and resources of Haitaoche with the used car dealership business, we are currently engaged in the sales of both new and used, domestic and imported automobiles. We are a leading premium used auto dealership group in China. As of December 31, 2022, we had three used car Dealerships covering three cities in China. On average, our Dealership operators have over ten years of experiences in the used car industry. We provide used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche.

We sourced, marketed and sold approximately 1,814 and 879 used and new vehicles to customers across China in 2021 and 2022, respectively. Specifically, we sold 1,582 used vehicles in the second half of 2021 after the completion of the Haitaoche Acquisition, which are included in the sales revenue of the Company’s statement of operating results for the year ended December 31, 2021.

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

Demand for Premium Passenger Vehicles in China

We generate a substantial majority of our revenues from the sales of premium passenger vehicles and the market demand for such passenger vehicles in China directly affects our revenues. Demand for premium passenger vehicles is affected by a variety of factors, including:

●	macro-economic conditions in China, level of urbanization and household income;
●	continued increase in the number of affluent individuals and consumer sentiment towards premium automobiles;
●	continued improvement of road networks and infrastructure; and
●	PRC laws and regulations with regard to passenger vehicles.

Integration of Our Dealerships

We began to acquire majority control of used car dealers across China in the second half of 2017. We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2022, we had 3 Dealerships. Our Dealerships and their employees directly interact with the consumers and other dealerships, and their performance directly impact our results of operations and financial condition. In addition, expansion of our network of Dealerships may affect our results of operations in the form of startup costs, acquisitions of new Dealership assets or capital injections.

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

In addition, we have signed a sales order for 5,000 new energy logistics vehicles with Bujia, a leading automobile logistics service provider in China. It will order a total of RMB1 billion (equivalent to US$156 million) worth of new energy vehicles from our Company in the upcoming years. The first model vehicle was delivered to Bujia in July 2022. We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs.

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

Key Components of Results of Operations

Revenues

Our revenues are derived from car sales. Our sales revenue are $1.2 million, $253.8 million, and $82.8 million in 2020, 2021, and 2022, respectively.

	For the Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues:
Car sales revenue	1,207	100.0	253,840	100.0	82,840	100.0
Total revenues	1,207	100.0	253,840	100.0	82,840	100.0

On June 25, 2021, Kaixin Auto Holdings (KAH) completed the Haitaoche Acquisition, which is considered a reverse acquisition (or reverse takeover, or “Acquisition”) of KAH by Haitaoche Limited (Haitaoche) as the acquirer under the applicable accounting treatment. Following the completion of the Acquisition, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of KAH are included in the Company’s consolidated balance sheet as of June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021. Therefore, the results of operations of KAH in 2020 is not included in the consolidated financial statement.

Our car sales revenues are primarily driven by the number of customer traffic to the Dealerships, our inventory selection, the effectiveness of our branding and marketing efforts, the quality of our customer services, our pricing and competition in our industry. The Company invested significant resources in revamping the used car business after the completion of the reverse merger, which contributed the growt of the car sales.

Cost of Revenues

Cost of revenues consists of costs directly related to used-car sales and new-car wholesales. The following table sets forth the breakdown of our cost of revenues, both in absolute amounts and as percentages of our total cost of revenues, for the periods presented:

	For the Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Car sales	1,207	100.0	248,583	100.0	82,194	100.0
Total cost of revenues	1,207	100.0	248,583	100.0	82,194	100.0

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

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, and loss from impairment of goodwill. The following table sets forth our operating expenses for continuing operations, both in absolute amounts and as percentages of our total operating expenses for the periods indicated:

	For the Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling and marketing	11	4.0	481	0.3	2,097	4.3
General and administrative	265	96.0	43,734	23.2	46,488	95.7
Impairment of goodwill	—	—	143,655	76.5	—	—
Total operating expenses	276	100.0	187,870	100.0	48,585	100

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, benefits and commissions for our selling and marketing personnel and advertising, promotion expenses, and provision for dealership incentive. Our selling and marketing expenses may increase in the near term if we increase our promotion expenses for the Kaixin Auto brand or the new energy vehicles business.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees, write-offs of prepayment for vehicle purchase and other current assets, share-based compensation expenses, and expenses for third-party professional services. Our general and administrative expenses may increase in the future on an absolute basis as our business grows.

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

China

Generally, our subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

	For the Years Ended December 31,
	2020		2021		2022

	(in thousands, exepct for percentage)
		%		%		%
Total revenues	1,207	100.0	253,840	100.0	82,840	100.0
Total cost of revenues	1,207	100.0	248,583	97.9	82,194	99.2
Gross profit	—	0.0	5,257	2.1	646	0.8
Operating expenses:
Selling and marketing expenses	11	0.9	481	0.2	2,097	2.5
General and administrative expenses	265	22.0	43,734	17.2	46,488	56.1
Impairment of goodwill	—	—	143,655	56.6	—	—
Total operating expenses	276	22.9	187,870	74.0	48,585	58.6
Loss from operations	(276)	(22.9)	(182,613)	(71.9)	(47,939)	(57.9)
Other income (expenses), net	25	2.1	(4)	(0.0)	728	0.9
Foreign currency exchange gain (loss)	86	7.1	(432)	(0.2)	(139)	(0.2)
Interest expense, net	(1)	(0.1)	(245)	(0.1)	(1,034)	(1.2)
Change in fair value of warrants	—	—	1,995	0.8	316	0.4
Impairment of other non-current assets	—	—	(4,216)	(1.7)	(22,921)	(25.9)
Provision for dealership settlement	—	—	(11,142)	(4.4)	(15,134)	(18.3)
Gain on disposal of subsidiaries	—	—	—	—	1,578	1.9
Loss before income tax provision	(166)	(13.8)	(196,657)	(77.5)	(84,545)	(100.3)
Income tax benefit (expense)	—		729	0.3	(74)	(0.1)
Net loss	(166)	(13.8)	(195,928)	(77.2)	(84,619)	(100.4)

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenues

Our total revenues decreased from US$253.8 million in 2021 to US$82.8 million in 2022, primarily due to closure of several dealerships.

Cost of Revenues

Our cost of revenues for the new car wholesales decreased from US$248.6 million in 2021 to US$82.2 million in 2022. The decrease was consistent with the decrease in sales revenue.

Gross Profit

As a result of the foregoing, we recorded gross profit of US$5,257 thousand in 2021 and gross profit of $646 thousand in 2022.

Operating Expenses

Our total operating expenses decreased from US$187.9 million in 2021 to US$48.6 million in 2022. The difference is mainly resulted from the one-time loss from goodwill impairment of $143.7 million.

●	Selling and marketing expenses. Our selling and marketing expenses increased from US$481 thousand in 2021 to US$2,097 thousand in 2022. The increase resulted from the provision for sales incentives of $1,638 thousand.
●	General and administrative expenses. Our general and administrative expenses increased from US$43,734 thousand in 2021 to US$46,488 thousand in 2022. The increase was primarily due to amortization of trademark of $1,681 thousand.

Other Income (Expenses)

Other expense was US$4 thousand in 2021, as compared to other income of US$728 thousand in 2022. The other income in 2022 is mainly due to subsidies received from the Taishun County local government.

Interest Expenses, Net

Our interest expenses, net were US$245 thousand in 2021 and US$1,034 thousand in 2022.

Change in fair value of warrants

Gain from change in fair value of warrants was US$1,995 thousand and US$316 thousand in 2021 and 2022, respectively.

Impairment of other non-current assets

Loss from impairment of other non-current assets was US $4.2 million and US $22.9 million in 2021 and 2022, respectively.

Provision for dealership settlement

Loss from provision for dealership settlement was US $11.1 million and US $15.1 million in 2021 and 2022, respectively.

Gain on disposal of subsidiaries

There is a gain on disposal of subsidiaries of US $1.6 million in 2022.

Income Tax Benefit (Expense)

Our income tax benefit was US$0.7 million in 2021, and our income tax expense was US$74 thousand in 2022.

Net Loss

As a result of the foregoing, we recorded net losses of US$195.9 million and US$84.6 million in 2021 and 2022, respectively.

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

Recent Accounting Pronouncements

See Part III, “Financial Statements — Note 2 — Summary of significant accounting policies — Recent accounting pronouncements not yet adopted”.

B.Liquidity and Capital Resources.

Cash flows and working capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2022, we generated negative cash flows from operating activities that amounted to US$2.4 million and has working capital of US$22.4 million as of December 31, 2022. KX Venturas 4 LLC invested US$3.0 million in convertible preferred shares of the Company on December 28, 2020, which were all converted to ordinary shares during 2021. Renren Inc. purchased US$6.0 million convertible preferred shares of the Company on March 31, 2021. Derong Group Limited invested $4.6 million in the Company in February 2022 and received ordinary shares in March 2022.

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

Net cash used in operating activities was US$1.1 million, US$2.1 million and US$2.4 million in 2020, 2021 and 2022, respectively. As of December 31, 2022, we had cash of approximately US$7.1 million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2020	2021	2022

	(in thousands of US$)
Net cash used in operating activities	(1,135)	(2,103)	(2,394)
Net cash (used in) provided by investing activities	(290)	4,267	(156)
Net cash provided by financing activities	2,132	2,000	5,406
Cash and cash equivalents at beginning of year	4	607	5,263
Cash and cash equivalents at end of year	607	5,263	7,102

Operating Activities

Net cash used in operating activities was US$2.4 million in 2022. The principal item accounting for the difference between our net loss and the net cash used in operating activities in 2022 were a loss from impairment of other non-current assets of US$22.9 million, provision for dealership settlement of $15.1 million, and share-based compensation expense of US$39.3 million.

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

Investing Activities

Net cash used in investing activities was US$0.2 million in 2022, which was mostly attributable to cash disposed on disposal of subsidiaries.

Net cash provided by investing activities was US$4.3 million in 2021, which was mostly attributable to Cash acquired on reverse acquisition of US$4.3 million.

Net cash used in investing activities was US$0.3 million in 2020, which was mostly attributable to purchase of intangible assets of US$0.3 million.

Financing Activities

Net cash used in financing activities was US$5.4 million in 2022, which was primarily attributable to proceeds from issuance of ordinary shares of $4.7 million and a convertible note of $2.0 million, partially offset by cash paid for offering cost of $2.0 million.

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

Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2022:

		Less than 1			More than
	Total	year	1–3 years	3–5 years	5 years

	(in thousands of US$)
Operating Lease Obligations(1)	521	159	262	100	—
Loans and Convertible Note obligations(2)	6,305	6,305	—	—	—
Total	6,826	6,464	262	100	—
(1)	Representing contractual undiscounted operating lease obligations relating to our non-cancelable lease of offices and facilitates.
(2)	We have long-term borrowings for a total of US$2.0 million, maturing in August 2023. We also entered into two US$2.0 million convertible notes that matures in May 2023 and October 2023, respectively.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Capital Expenditures

Our capital expenditures were US$290 thousand, US$32 thousand and US$156 thousand in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used to purchase intangible assets for our business. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Our Company, Kaixin Auto Holdings, is a holding company with no operations of its own. We own and conduct operations primarily through operating subsidiaries in China. As a result, we rely on dividends and other distributions paid by our operating subsidiaries to pay dividends to our shareholders or to service our outstanding debts. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC laws, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

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

However, we believe material weaknesses persist in (i) lack of sufficient resources with US GAAP and the SEC reporting experiences, which could adversely affect the Company’s ability to provide accurate disclosures on a timely matter; (ii) the lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; (iv) inadequate controls over prepayment for vehicle purchase at local dealerships; and (v) lack of key monitoring mechanisms to control the communication and disclosure of material information to the appropriate parties as of December 31, 2022.

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2022. However, since our public float was not over $75 million on June 30, 2022, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2022.

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

Certain noncontrolling shareholders has not reached settlement agreements with the Company yet, but still keep a good business partnership with the Company. These noncontrolling shareholders has signed and issued ownership statements certifying the Company is the owner of certain inventories which also stated a guaranteed amount of the inventories that the noncontrolling shareholders agreed to acknowledge for the purpose of settlement. The Company believes the guaranteed amount is the minimum net recoverable amount of the various assets detained by these noncontrolling shareholders, which had been reclassified as prepayment for vehicle purchase and other current assets as of December 31, 2020, 2021, and 2022.

The Company maintains an allowance for doubtful accounts for the prepayments based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. As prepayment for vehicle purchase mainly was paid to noncontrolling shareholders for purchasing cars as of December 31, 2021, if the relationship with noncontrolling shareholders and the financial condition of suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. The Company recorded impairment loss of $4.2 million and $22.9 million for prepaid expenses and other current assets for the years ended December 31, 2021 and 2022, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Company assessed goodwill for impairment on annual basis till 2021 in accordance with ASC 350-20, Intangibles – Goodwill and Other: Goodwill, which permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test was used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

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

Intangible assets

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The Company had intangible assets of US$0.3 million as of end of 2020, mainly comprised of software and domain name. The intangible assets increased to US$14.6 million as of end of 2021, due to recognition of trademark associated with the Acquisition on June 25, 2021. The Company had intangible assets of US12.9 million as of end of 2022, mainly comprised of recognition of trademark associated with the Acquisition on June 25, 2021. Estimated useful life of software, domain name and trademark is 10 years.

In accordance with ASC Topic 360, the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be fully recoverable. Software and domain name are used for the business of Haitaoche and no impairment factors was noted. The trademark recognized from the Acquisition were tested for impairment due to identification of impairment indicators, including low gross margin and unstable sales revenues.

The test is a two-step quantitative test. The first step in the impairment test is to determine whether the tangible and finite-lived intangible assets are recoverable, determined by comparing the net carrying value of the assets to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset group. An impairment shall be recognized if the assets are found to be recoverable. The second step in the impairment test is to measure and recognize the impairment loss as the difference between the asset’s estimated fair value and its carrying amount, if the assets are not recoverable. The Company did not record any impairment charge for the years ended 2020, 2021 and 2022.

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

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we would realize the deferred tax assets in excess of, or below, the current net carrying amount, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease in earnings. The amount of valuation allowances was US$0.4 million, US$24.2 million, and US$0.7 million as of December 31, 2020, 2021, and 2022, respectively.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title
Mingjun Lin	48	Director and Chief Executive Officer
Yi Yang	51	Director and Chief Financial Officer
Xiaolei Gu	36	Director
Lin Cong	43	Independent Director
Deqiang Chen	56	Independent Director

Mingjun Lin served as our chairman of the Board since May 2021 and our chief executive officer since May 2021. He has substantial experience in automotive internet media. He is the founder of Haitaoche, a China-based merchant for domestic and imported automobiles. Prior to founding Haitaoche in 2015, Mr. Lin held senior management positions with TOM Online and Tencent, and he was the founder of SUV.cn, a vertical online media that focused on SUV customer communities.

Yi Yang has served as our director since August 2022 and chief financial officer since August 2019. Prior to joining us, Ms. Yang served as strategic investment director and financial controller for Jomoo, a leading manufacturer and supplier of home products, such as kitchen and bathroom units, in China. Prior to that, she was a chief financial officer at Wellong Etown, an internet-based logistics company. Ms. Yang has also worked at the Bank of New York Mellon as vice president and controller, where she formulated strategic financial plans, participated in asset restructurings, and worked on numerous large domestic and cross-border M&A transactions. Ms. Yang received a master’s degree in Computer Science from Saint Joseph’s University in the U.S. She is a certified public accountant, and a member of the American Institute of Certified Public Accountants (AICPA).

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$396 thousand in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2022 Equity Incentive Plan

Our 2022 equity incentive plan (the “2022 Plan”), was adopted by our Board on May 17, 2022, which replaced an earlier equity incentive plan. The 2022 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 39,500,000 ordinary shares may be granted as awards under the 2022 Plan.

The following paragraphs describe the principal terms of the 2022 Plan.

Administration

The 2022 Plan is administered by sole director, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then the plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the 2022 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the 2022 Plan is defined as: (i) the board of directors changes such that there is turnover of at least 50% of the members of the board; (ii) the shareholders approve any plan or proposal for the liquidation or dissolution of the company; (iii) the shareholders approve any consolidation, merger or share exchange of the company in which the company ceases to exist as a corporation, or as a result of which, the ordinary shares would be converted into cash, securities or other properties; or (iv) any sale, lease, exchange or other transfer of all or substantially all of the company’s assets. There will be an exception to the definition of “change of control” as follows: a transaction described in (iii) or (iv) shall not be a “change of control” if (A) after such transaction the board of directors did not undergo a turnover of at least 50% of the members of the board of directors, and/or such unchanged board of directors controls an entity which directly or indirectly holds a majority of the ordinary shares of the continuing, surviving or acquiring entity referenced in (iii) or (iv); and (B) such successor entity assumes all outstanding share awards under the 2022 Plan.

Term

Unless terminated earlier, the 2022 Plan will terminate on July 12, 2031. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

Granted Awards

The table below summarizes, as of March 31, 2023, the outstanding options and restricted shares that have been granted to our directors and executive officers.

	Number of
	shares
	underlying	Exercise
	awards	price (US$
Name	granted(1)	per share)	Grant date	Expiration date
Deqiang Chen	112,500	N/A	October 21, 2021, and December 28, 2022	October 21, 2031, and December 28, 2032, respectively, respectively
Lin Cong	42,889	N/A	May 3, 2019, January 1 and October 21, 2021, and December 28, 2022	May 3, 2029, January 1 and October 21, 2031, December 28, 2032, respectively
Xiaolei Gu	225,000	N/A	October 21, 2021, and December 28, 2022	October 21, 2031, and December 28, 2032, respectively, respectively
Total	380,389

Notes:

(1)	In the form of restricted shares.

C.	Board Practices.

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

Terms of Directors and Officers

Other than the directors that may be appointed by Mr. Lin and Renren in accordance with our memorandum and articles of association, our directors may be elected by ordinary resolution by our shareholders. Our directors may by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting, have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to our Company’s compliance with the director nomination procedures required under the applicable corporate governance rules of the Nasdaq as long as our ordinary shares are trading on the Nasdaq. Our directors are not subject to a term of office and each director shall hold office until his or her successor shall have been elected and qualified. A director may be removed from office by special resolution of our shareholders at any time before the expiration of his or her term, except that Mr. Lin and Renren shall have the exclusive right to remove any director appointed by them.

Our officers are elected by and serve at the discretion of the Board. Subject to our memorandum and articles of association, the Chief Executive Officer may from time to time appoint any person, whether or not a director of the company, to hold such office in the company as the Chief Executive Officer may think necessary for the administration of the company, including the office of Chief Operating Officer, Chief Financial Officer or Chief Technology Officer, and for such term and at such remuneration, and with such powers and duties as the Chief Executive Officer may think fit.

D.Employees.

We had 27 employees as of December 31, 2022, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2022:

	Number of	% of Total
Functional Area	Employees	Employees
Management and administration	21	78%
Sales and marketing	1	4%
Research and development	5	18%
Total	27	100.0%

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

E.Share Ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 228,382,750 ordinary shares outstanding as of March 31, 2023.

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

	Number of	% of
	Ordinary	Outstanding
Beneficial Owners(1)	Shares	Shares
Directors and Executive Officers:
Mingjun Lin	3,373,974	1.5%
Yi Yang	*	*
Lin Cong	*	*
Deqian Chen	*	*
Xiaolei Gu	*	*
All Directors and Executive Officers as a Group	4,813,843	2.1%
Principal Shareholders:
Renren, Inc.(2)	32,865,687	14.4%
Autod2d, Ltd(3)	13,422,613	5.9%
Autoa2a, Ltd(4)	21,802,722	9.5%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Unless otherwise indicated, the business address of each of the beneficial owners is c/o Kaixin Auto Holdings, 9/F, Block A, Dongjin International Center, Huagong Road, Beijing, 100015, People’s Republic of China.
(2)	Consists of 32,865,687 ordinary shares held by Renren, and 2,000,000 ordinary shares issuable upon the conversion of the US$6 million preferred stock held by Renren. The address of Renren is45 West Buchanan Street, Phoenix, Arizona, 85003, USA. Renren is a reporting company under the Exchange Act which is listed on the New York Stock Exchange.

(3)	Autod2d, Ltd is a company incorporated under the laws of the British Virgin Islands with limited liabilities with the registered address of Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Autod2d, Ltd is wholly owned by Lu Lin.
(4)	Autoa2a, Ltd is a company incorporated under the laws of the British Virgin Islands with limited liabilities with the registered address of 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, VG 1110, British Virgin Islands. Autod2d, Ltd is wholly owned by Ping Wang.

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

In May 2023, the Company issued 50,000 convertible preferred shares of the Company to Stanley Star in connection of the disposal of the Disposal Group. The preferred shares are convertible, at any time and from time to time from at the option of the holder, into 50,000,000 ordinary shares of the Company.

As of March 31, 2023, 32,866,092 of our shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

There was no transaction between Renren and us pursuant to the transitional services agreement for the year ended December 31, 2022.

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

Other Related Party Transactions with Renren

Renren and its subsidiaries provided us with advanced funds to finance our daily operations, which are interest-free and repayable on demand. On April 30, 2019, US$76.0 million was waived by Renren. We received US$113.4 million from Renren and repaid US$115.5 million to Renren in 2019, including the repayment for the loan of US$1.1 million due to Renren, which was assumed by KAG in the Business Combination from CM Seven Star. There was US$1.4 million payables outstanding due to Renren as of December 31, 2022.

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

In early 2016, a subsidiary of Haitaoche signed a vehicle purchase agreement and made a deposit of €3.46 million euro for automobiles purchase paid to a foreign supplier named Brueggmann Group Nlunter Den Linden (“BG Group”). BG Group terminated the agreement and withheld the deposit without delivering the vehicles. In August 2018, the Haitaoche entity filed a litigation against BG Group for a full refund of the deposit plus interest. After a number of hearings which held in 2020 and 2021, the court decided the case in our favor on December 6, 2021. However, since we have not been able to recover any of the fund, the €3.46 million euro was written off.

On March 21, 2022, a former customer filed a suit against Anhui Xin Jieying in connection with dispute over a car purchase transaction in the amount of RMB 2.95 million (equivalent to US$0.46 million). The case is in early trial stage. The Company is presently unable to determine whether the likelihood of an unfavorable outcome of the dispute is probable or remote, nor can it reasonably estimate a range of potential loss, should the outcome be unfavorable.

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

Issuance of Additional Shares. Our memorandum and articles of association authorizes our Board to issue additional ordinary shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles may of association also authorizes our Board to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made that are in each case present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provisions of the Companies Act.

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

Indemnification of Directors and Executive Officers and Limitation of Liabilities. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and
(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current taxable year or foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our company is the U.S. dollar. The functional currency of our PRC subsidiaries, the VIEs and their subsidiaries is the Renminbi, and the functional currency of our Hong Kong subsidiaries is the Hong Kong Dollar. We use the U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a net foreign exchange gain of US$0.1 million in 2020,a net foreign exchange loss of US$0.4 million in 2021, and a net foreign exchange gain of US$0.1 million in 2022.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 increased 2.6%, 1.5%, and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the Commission, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified the following material weaknesses in our internal control over financial reporting:

(i)	lack of sufficient resources with US GAAP and the SEC reporting experiences, which could adversely affect the Company’s ability to provide accurate disclosures on a timely matter;
(ii)	lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks;
(iii)	lack of evaluations to ascertain whether the components of internal control are present and functioning;
(iv)	inadequate controls over prepayment for vehicle purchase at local dealerships; and.
(v)	lack of the key monitoring mechanisms to control the communication and disclosure of material information to the appropriate parties.

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2022. Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP) and Onestop Assurance PAC.

	For the Years Ended December 31,
	2021	2022

	(in thousands of US$)
Audit fees(1)	330	618
Total	330	618
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Effective on April 25, 2023, we engaged Onestop Assurance PAC ("Onestop"), as our independent registered public accounting firm. We also dismissed Marcum Asia CPAs LLP ("Marcum Asia") on the same date. The change of our independent registered public accounting firm was approved by the audit committee of our board.

The audit report of Marcum Asia on our consolidated financial statements as of and for the years ended December 31, 2020 and 2021, did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2020 and 2021 and the subsequent period prior to our engagement of Onestop, there were no: (1) disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, except that Marcum Asia advised us of the following material weaknesses: (i) lack of resources with US GAAP and the SEC reporting experiences, which could adversely affect the Company’s ability to provide accurate disclosures on a timely matter; (ii) lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning; and (iv) inadequate controls over prepayment for vehicle purchases at local dealerships; and (v) lack of the key monitoring mechanisms to control the communication and disclosure of material information to the appropriate parties.

We provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Marcum Asia’s letter is attached as Exhibit 16.1.

During the Company’s two most recent fiscal years ended December 31, 2021 and 2020 and any subsequent interim period prior to the engagement of Onestop on April 25, 2023, neither the Company nor anyone on its behalf has consulted with Onestop on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Onestop that Onestop concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	exemption from the requirement that a majority of our Board consists of independent directors;
●	exemption from the requirement that the audit committee is composed of at least three members set forth in Nasdaq Rule 5605(c)(2)(A);
●	exemption from the requirement that the compensation committee is composed of at least two independent directors as set forth in Nasdaq Rule 5605(d)(2)(A);

●	exemption from the requirement to obtain shareholders’ approval for certain issuances of securities, including shareholders’ approval of stock option plans; and
●	exemption from the requirement that our Board shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

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

4.37	2020 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our current report on Form S-8 (File No. 001-38261), initially filed with the SEC on May 26, 2021)
4.38	2021 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S-8 (File No. 001-38261), initially filed with the SEC on September 1, 2021)
4.39	Securities Purchase Agreement between Kaixin and Streeterville Capital, LLC dated November 19, 2021
4.40	Convertible Promissory Note in the principle amount of $2,180,000 between Kaixin and Streeterville Capital, LLC dated November 19, 2021
4.41*	Securities Purchase Agreement between Kaixin and Streeterville Capital, LLC dated April 8, 2022
4.42*	Convertible Promissory Note in the principle amount of $2,180,000 between Kaixin and Streeterville Capital, LLC dated April 8, 2022
4.43	2022 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S-8 (File No. 001-38261), initially filed with the SEC on May 27, 2022)
4.44*	Equity Transfer Agreement, dated August 5, 2022, between Kaixin Auto Group and Stanley Start Group Inc
4.45*	The Supplemental Agreement to the Equity Transfer Agreement, dated December 28, 2022, between Kaixin Auto Group, Kaixin Auto Holdings and Stanley Start Group Inc
4.46*	Kaixin Auto Holdings Certificate of Designation of Series F Convertible Preferred Shares, dated March 24, 2023
4.47*	Securities Purchase Agreement, dated March 24, 2023, by and between Kaixin Auto Holdings and Stanley Star Group Inc
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC, Independent Registered Public Accounting Firm
15.2*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
16.1*	Letter dated May 16, 2023 of Marcum Asia CPAs LLP, as required by Item 16F of Form 20-F
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Auto Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: May 16, 2023

KAIXIN AUTO HOLDINGS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kaixin Auto Holdings:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Kaixin Auto Holdings: and subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes and Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Onestop Assurance PAC

Flushing, Singapore

May 16, 2023

We have served as the Company’s auditors since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kaixin Auto Holdings:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Kaixin Auto Holdings (the “Company”) as of December 31, 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

(formerly Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor from 2020 to 2023.

New York, NY

April 27, 2022

KAIXIN AUTO HOLDINGS

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of December 31,
	2021	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,263	$7,102
Inventories	404	31
Other receivables	—	8,848
Prepayment for vehicle purchase and other current assets, net	53,270	26,321
TOTAL CURRENT ASSETS	58,937	42,302
Property and equipment, net	22	49
Intangible assets, net	14,640	12,903
Operating lease right-of-use assets	561	428
TOTAL NON-CURRENT ASSETS	15,223	13,380
TOTAL ASSETS	$74,160	$55,682

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$295	$—
Advances from customers	553	—
Short-term borrowings	6,277	2,000
Short-term operating lease liabilities	85	119
Convertible notes	—	4,305
Income tax payable	3,399	776
Amounts due to related parties	3,943	1,627
Warrant liability	340	24
Payable for sales incentive	—	1,638
Accrued expenses and other current liabilities	14,491	9,379
TOTAL CURRENT LIABILITIES	29,383	19,868
Long-term bank loan	2,000	—
Long-term operating lease liabilities	431	311
Convertible notes	2,022	—
Payable for dealership settlement	2,245	—
TOTAL NON-CURRENT LIABILITIES	6,698	311
TOTAL LIABILITIES	$36,081	$20,179

COMMITMENT AND CONTIGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value of $0.00005 per shares; 1,000,000,000 shares authorized, 163,129,655 and 238,368,861 shares issued as of December 31, 2021 and 2022, respectively. 163,129,655 and 228,250,210 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	8	11
Series D convertible preferred shares (par value of $0.0001, 6,000 and 6,000 shares authorized as of December 31, 2021 and 2022, respectively. 6,000 shares and 6,000 issued and outstanding as of December 31, 2021 and 2022 respectively.) Series F convertible preferred shares (par value of 0.00005, nil and 50,000 shares authorized as of December 31, 2021 and 2022, respectively. Nil and 50,000 issued and outstanding as of December 31, 2021 and 2022 respectively.)	1	3
Additional paid-in capital	227,310	312,831
Statutory reserve	8	8
Accumulated deficit	(198,302)	(283,008)
Accumulated other comprehensive income	637	1,470
TOTAL KAIXIN AUTO HOLDINGS’ SHAREHOLDERS’ EQUITY	29,662	31,315
Non-controlling interests	8,417	4,188
TOTAL EQUITY	38,079	35,503
TOTAL LIABILITIES AND EQUITY	$74,160	$55,682

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
REVENUE, NET	$1,207	$253,840	$82,840
Cost of revenues	1,207	248,583	82,194
GROSS PROFIT	—	5,257	646
Selling and marketing expenses	11	481	2,097
General and administrative expenses	265	43,734	46,488
Impairment of goodwill	—	143,655	—
Total operating expenses	276	187,870	48,585

LOSS FROM OPERATIONS	(276)	(182,613)	(47,939)

Other income (expenses), net	25	(4)	728
Foreign currency exchange gain (loss)	86	(432)	(139)
Interest expense, net	(1)	(245)	(1,034)
Gain on disposal of subsidiaries	—	—	1,578
Change in fair value of warrants	—	1,995	316
Impairment of prepaid expenses and other current assets	—	(4,216)	(22,921)
Provision for dealership settlement	—	(11,142)	(15,134)
LOSS BEFORE INCOME TAX PROVISION	(166)	(196,657)	(84,545)
Income tax benefit (expenses)	—	729	(74)
NET LOSS	(166)	(195,928)	(84,619)
Less: net income attributable to non-controlling interests	—	651	87
NET LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	(166)	(196,579)	(84,706)
Other comprehensive income
Foreign currency translation adjustment	181	512	1,866
COMPREHENSIVE INCOME (LOSS)	$15	$(195,416)	$(82,753)
Less: comprehensive income attributable to non-controlling interest	—	768	(940)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	15	(196,184)	(81,813)
Net loss per share	—	—	—
Basic and diluted	(0.0022)	(1.7181)	(0.0004)
Weighted average shares used in calculating net loss per share	—	—	—
Basic and diluted	74,035,502	114,416,353	200,167,152

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of US dollars, except share and per share data, or otherwise noted)

								Accumulated
					Additional			Other	Total	Non-	Total
	Preferred shares		Ordinary shares		paid-in	Statutory	Accumulated	Comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserve	deficit	(loss) income	equity	interest	equity
Balance as of December 31, 2019	—	$—	$74,035,502	$4	$5,499	$8	$(1,557)	$61	$4,015	$—	$4,015
Shareholder investment	—	—	—	—	8,096	—	—	—	8,096	—	8,096
Capital divestments	—	—	—	—	(5,963)	—	—	—	(5,963)	—	(5,963)
Net loss	—	—	—	—	—	—	(166)	—	(166)	—	(166)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	181	181	—	181
Balance as of December 31, 2020	—	$—	74,035,502	$4	$7,632	$8	$(1,723)	$242	$6,163	$—	$6,163

Net loss	—	—	—	—	—	—	(196,579)	—	(196,579)	651	(195,928)
Reverse acquisition	6,000	1	69,424,993	3	167,756	—	—	—	167,760	7,649	175,409
Vesting of restricted shares award	—	—	18,580,015	1	40,335	—	—	—	40,336	—	40,336
Share-based compensation-option	—	—	—	—	1,254	—	—	—	1,254	—	1,254
Series A preferred shares conversion	—	—	1,089,145	—	1,436	—	—	—	1,436	—	1,436
Contingent liabilities assumed by Renren Inc.	—	—	—	—	8,897	—	—	—	8,897	—	8,897
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	395	395	117	512
Balance as of December 31, 2021	6,000	$1	163,129,655	$8	$227,310	$8	$(198,302)	$637	$29,662	$8,417	$38,079

Net loss	—	—	—	—	—	—	(84,706)	—	(84,706)	87	(84,619)
Issuance of ordinary shares and warrant for private placement	—	—	4,406,542	1	4,243	—	—	—	4,244	—	4,244
Shareholder investment	—	—	—	—	—	—	—	—	-	665	665
Dispose subsidiaries	—	—	—	—	—	—	—	(2,060)	(2,060)	(3,954)	(6,014)
Issuance of preferred shares	50,000	2	—	—	24,591	—	—	—	24,593	—	24,593
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,893	2,893	(1,027)	1,866
Vesting of restricted shares award	—	—	38,911,291	1	39,309	—	—	—	39,310	—	39,310
Issuance of ordinary shares held in escrow	—	—	21,802,722	1	17,378	—	—	—	17,379	—	17,379
Balance as of December 31, 2022	56,000	$3	228,250,210	$11	$312,831	$8	$(283,008)	$1,470	$31,315	$4,188	$35,503

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(166)	$(195,928)	$(84,619)
Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Depreciation and amortization	5	787	1,681
Impairment of goodwill	—	143,655	—
Loss from the disposal of property and equipment	—	8	—
Fair value change of warrants	—	(1,995)	(316)
Share-based compensation	—	41,589	39,310
Foreign currency exchange (gain) loss	(86)	432	(139)
Impairment of prepaid expenses and other current assets	—	4,216	22,921
Provision for dealership settlement	—	11,142	15,134
Provision for sales incentive	—	—	1,638
Gain on disposal of subsidiaries	—	—	(1,578)
Financial expenses	—	—	1,103
Interest expenses of convertible note in interest method	—	22	683
Changes in operating assets and liabilities:
Inventories	—	(404)	373
Prepayment for vehicle purchase and other current assets	(437)	(6,121)	355
Amount due from related parties	(509)	326	—
Accounts payable	—	(111)	(38)
Advances from customers	326	(318)	(390)
Accrued expenses and other current liabilities	1	1,287	1,984
Short-term lease liabilities	—	(31)	(98)
Amount due to related parties	(269)	25	—
Income tax payable	—	(684)	(398)
Net cash used in operating activities	(1,135)	(2,103)	(2,394)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net	—	—	(59)
Purchase of intangible assets	(290)	(32)	—
Cash disposed on disposal of subsidiaries	—	—	(97)
Cash acquired on reverse acquisition	—	4,299	—
Net cash (used in) provided by investing activities	(290)	4,267	(156)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrant	—	—	4,717
Proceeds from convertible note	—	2,000	2,000
Cash paid for offering cost	—	—	(1,976)
Capital contribution	8,095	—	665
Capital divestment	(5,963)	—	—
Net cash provided by financing activities	2,132	2,000	5,406

Effect of exchange rate changes on cash and cash equivalents	(104)	492	(1,017)

Net changes in cash and cash equivalents	603	4,656	1,839
Cash and cash equivalents at beginning of year	4	607	5,263
Cash and cash equivalents at end of year	$607	$5,263	$7,102

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	—	23	(362)
Income tax paid	—	—	26

NON-CASH ACTIVITIES:
Net assets acquired on reverse acquisition (See Note 3)	—	161,760	—
Issuance of Series F preferred shares in connection a disposal of subsidiaries	—	—	(24,593)
Vesting of restricted shares award	—	1	—
Obtaining right-of-use assets in exchange for operating lease liabilities	—	515	—

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Auto Holdings (“the Company” or “KAH”), was incorporated in the Cayman Islands in 2016.

On June 25, 2021, KAH completed a business combination with Haitaoche Limited (“Haitaoche”, or “HTC”), resulting in KAH acquiring 100% of the share capital of Haitaoche in exchange for an aggregate of 74,035,502 ordinary shares, which was issued to several former shareholders of Haitaoche. The business combination was treated as a reverse acquisition of KAH under ASC 805, using the acquisition method of accounting, and Haitaoche was deemed to be the accounting acquirer. (See Note 3).

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

The Company and its consolidated subsidiaries, are collectively referred to as the “Group”. The Group is primarily engaged in sales of domestic automobiles and the used car sales business in the People’s Republic of China (“PRC”).

The major subsidiaries of the Company as of December 31, 2022 are summarized as below:

	Later of date of
	incorporation or	Place of	% of
Name of Subsidiaries	acquisition	Incorporation	Ownership	Principal activities
Major subsidiaries:
Kaixin Auto Group (“KAG”)	January 25, 2018	Cayman Islands	100%	Investment holding
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Zhejiang Taohaoche Technology Co., Ltd.	July 11, 2019	PRC	100%	New car trading business
Zhejiang Kaixin Auto Co., Ltd	April 4, 2021	PRC	100%	Used car trading business
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	July 3, 2017	PRC	100%	Used car trading business
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	November 20, 2017	PRC	100%	Used car trading business
Anhui Kaixin New Energy Vehicle Co., Ltd.	January 25, 2022	PRC	100%	New energy vehicle trading business

Effectively completed on October 27, 2022, the Group disposed all the shares it held in Renren Finance Inc, which holds all the Group’s VIEs and VIEs’ subsidiaries in China (collectively referred to as the “Disposal group”), to Stanley Star Group Inc. (“Stanley Star” or “the Buyer”), a third-party company incorporated in BVI. (See Note 4)

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES-CONTINUED

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with the PRC laws and regulations, the Company used to primarily conduct such kind of business in China through the Company’s VIEs, i.e. Anhui Xin Jieying Automobile Sales Co., Ltd (“Anhui Xin Jieying”, formerly known as Zhejiang Jieying Automobile Sales Co., Ltd and Shanghai Jieying Automobile Sales Co., Ltd), Shanghai Qianxiang Changda Internet Information Technology Development Co.,Ltd. (“Shanghai Changda”), Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”) and Qingdao Shengmei lianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmei”) and their subsidiaries, based on a series of contractual arrangements by and among Zhejiang Kaixin Auto. Co., Ltd. (“Zhejiang Kaixin”), Shanghai Renren Automotive Technology Group Co., Ltd. (“Shanghai Auto”), Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”, formerly known as Ningbo Taohaoche Technology Co., Ltd.), the Company’s VIEs and their nominee shareholders. The contractual arrangements include Shareholders’ Voting Rights Proxy Agreements, Executive Call Option Agreements, Equity Pledge Agreements and Exclusive Business Cooperation Agreements.

With the disposition of Renren Finance Inc, all VIEs were disposed as of October 27, 2022 (“closing date”) (see Note 4).

COVID -19 Risks and Uncertainties

With the China’s nationwide loosening of COVID-19 policy since December 2022, management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries, its VIEs, and subsidiaries of its VIE.s All inter-company transactions and balances have been eliminated upon consolidation.

(c)Non-controlling interests

Non-controlling interests in the subsidiaries of VIEs of the Group represent the portion of the equity (net assets) in the subsidiaries of VIEs that has not been pledged to the subsidiary of the Group, consequently not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income (loss) and other comprehensive income (loss) are attributed to controlling and non-controlling interests respectively.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

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

(e)Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, warrant liabilities, the valuation of prepaid expenses and other current assets, deferred tax valuation allowance, impairment assessment on goodwill and intangible assets, the valuation of preferred shares, the purchase price allocation associated with business combinations.

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1 — inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.
●	Level 2 — inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
(g)	Warrants

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

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

(i)	Prepayment for vehicle purchase and other assets

Prepayment for vehicle purchase, other current assets and other non-current assets consist of prepayment for vehicle purchase to the dealership operators, advances to suppliers, deductible input VAT, other receivables and others. The Group reviews suppliers credit history and background information before advancing a payment. The Group maintains an allowance for doubtful accounts based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. There was no allowance recognized for the prepayment for vehicle purchase, other current assets and other non-current assets for the years ended December 31, 2020. The Company recorded impairment loss of nil and $22,921 for prepayment for vehicle purchase and other current assets for the years ended December 31, 2021 and 2022, and recorded impairment loss of $4,216 and nil for other non-current assets for the years ended December 31, 2021 and 2022.

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

Vehicle inventories are considered slow moving if they have not been sold within a 90 days period since procurement. In estimating the level of inventories write-downs for slow moving vehicles, the Group considers historical data and forecasted customer demand, such as sales price and inventories turnover of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventories at net realizable value. There were no write-downs of inventories recorded for the years ended December 31,2020, 2021 and 2022.

(k)	Convertible notes

The Group accounts for its convertible notes under ASC 470 Debt, using the effective interest method, as a single debt instrument, from the issuance date to the maturity date. Interest expenses are recognized in the consolidated statement of operation in the period in which they are incurred. If the convertible notes are converted into equity, the company must extinguish the related debt liability. The Group should recognize any difference between the carrying amount of the liability and the fair value of the equity instruments issued as a gain or loss in the income statement.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

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

In accordance with ASC Topic 360, the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Software and domain name are used for the business of Haitaoche and no impairment indicators was noted. The trademark recognized from the Reverse Acquisition were initial recognized using Relief-From-Royalty (“RFR”) method. The trademark was tested for impairment due to identification of impairment indicator.

The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended December 31, 2020, 2021and 2022.

(n)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Group assesses goodwill for impairment on annual basis as of December 31 or if indicator noted for goodwill impairment. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

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

For the goodwill recognized subsequent to the reverse acquisition on June 25, 2021, the management performed qualitative assessment and noted certain facts and circumstances indicated that it was more likely than not that the fair value of the reporting unit was less than its carrying value, which required the Group to perform a quantitative test, with the income approach using discounted cash flow (“DCF”), to determine the fair value of the KAH Group reporting unit. Based on the results of the quantitative goodwill impairment test, the Group fully impaired the goodwill generated through the reversed acquisition of $143,655 in 2021.

(o)	Impairment of long-lived assets

In accordance with ASC Topic 360, the Group reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Management has performed a review of all long-lived assets and has determined that no impairment loss for long-lived assets has occurred for the year ended December 31, 2020 and recorded impairment loss of $4,216 and nil for other long-lived assets for the years ended December 31, 2021 and 2022.

(p) Operating lease right-of -use assets

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(q)	Value added tax

Value-added tax (“VAT”) is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheets.

In 2018, the Group entered into a series of ancillary agreements to facilitate its sale of used cars for value-added tax optimization purposes, which was still applicable in 2022. Under these ancillary agreements, when the Group sources a used car, the legal ownership of the car is transferred toZhejiang Kaixin Auto Co., Ltd’s executives, and the registration is normally under the name of one of the dealership’s employees. The Group viewed itself as a service provider for VAT purpose, and therefore is only subject to value-added tax on the difference between the original purchase price and the retail price of the used cars. The Group’s other affiliated entities in the PRC, including Zhejiang Taohaoche are subject to VAT for sales of automobiles at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases.

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

The following table identifies the disaggregation of the revenue for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the year ended December 31,
	2020	2021	2022
Used-car sales	$—	$251,054	$80,034
New-car wholesales	1,207	2,786	2,806
Total revenues	$1,207	$253,840	$82,840

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

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

As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. In addition, the Group did not have any interest or penalties associated with uncertain tax position for the years ended December 31, 2020, 2021 and 2022.

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

The consolidated balance sheets amount, with the exception of equity, on December 31, 2021 and December 31, 2022 were translated at RMB6.3726 to $1.00 and at RMB6.8972 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2020, 2021 and 2022 were RMB6.7434 to $1.00, RMB6.3914 to $1.00 and RMB6.7290 to $1.00, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

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

(w)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(z)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalent, prepayment for vehicle purchase and other receivable due from noncontrolling shareholders. The Group places its cash and cash equivalent with financial institutions with high-credit ratings and quality.

Prepayment for vehicle purchase and other current assets are concentrated with noncontrolling shareholders (Note 6) as of December 31, 2022. With regard to the prepayment for used car purchase, the Group regularly monitor and performs inspection and counting on these noncontrolling shareholders’ cars inventory to ensure the prepayments are recoverable. Regarding the other receivable due from these noncontrolling shareholders, the Group has arrangement to hold the Company’s ordinary shares issued to these parties to ensure the repayment of majority of the balances.

There were no customers that accounted for 10% or more of total revenues for the years ended December 31, 2020, 2021 and 2022. No supplier that accounted for 10% or more of total purchase for the years ended December 31, 2020, 2021 and 2022 or 10% or more of prepaid expenses and other current assets balance as December 31, 2020, 2021 and 2022.

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

(bb)	Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard, which defers the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Since as of December 31, 2022 the Company no longer qualifies as an EGC, it no longer qualifies for the deferral of the effective date available for EGCs. As such the Company adopted the standard by using the modified retrospective method, effective as of January 1, 2022, and reflected the impact in its financial statements for the year ended December 31, 2022. The impact of the adoption on the consolidated balance sheets, statements of operations, and statements of cash flows was immaterial.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

In August 2020, the FASB amended guidance related to accounting for convertible instruments as part of ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Debts with Conversion and Other Options. The guidance amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features and amended the disclosure guidance on convertible debt instruments The ASU is effective for public Group for fiscal years, and interim periods within those fiscal years beginning after December 15, 2021. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2023. Since as of December 31, 2022 the Company no longer qualifies as an EGC, it no longer qualifies for the deferral of the effective date available for EGCs. As such the Company adopted the standard by using the modified retrospective method, effective as of January 1, 2022, and reflected the impact in its financial statements for the year ended December 31, 2022. The impact of the adoption on the consolidated balance sheets, statements of operations, and statements of cash flows was immaterial.

(dd)	Recent Accounting Standards

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

On June 25, 2021, KAH issued (the “Issuance”) an aggregate of 74,035,502 ordinary shares through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche, pursuant to the share purchase agreement (the “SPA”) entered into on December 31, 2020. Following the Issuance, Haitaoche became a wholly-owned subsidiary of KAH. Upon the consummation of the Issuance, KAH had a total of 143,460,495 outstanding ordinary shares, and former shareholders of Haitaoche accounted for 51.61%, became the controlling shareholders of KAH. Therefore, the shareholders of Haitaoche controlled the largest portion of the voting rights in the consolidated entity, and the management of Haitaoche became the management of the consolidated entity after the reverse acquisition. The transaction is a business combination under ASC 805, using acquisition method of accounting.

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

3.REVERSE ACQUISITION-CONTINUED

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

4.DISPOSAL OF SUBSIDIARIES

On August 5, 2022, KAG and Stanley Star entered into a shares transfer agreement (the “Agreement”). Pursuant to the Agreement, the Group sell all the shares it held in Renren Finance Inc and its subsidiaries and VIEs and VIEs’ subsidiaries to Stanley Star at a consideration of $1 and additional compensation shall be made if the net liabilities of the Disposal Group were different as of the closing date.

On December 28, 2022, KAG and Stanley Star entered into a supplement agreement to issue $50,000 convertible preferred shares of the Company to Stanley Star as part of consideration to compensate the difference of net asset between the closing date and the agreement date. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Company to Stanley Star.

On October 27, 2022 the Company calculated a gain regarding the divestiture of Disposal group as follows:

As of October 27, 2022
Fair value of preferred shares issued to Stanley Star	$(24,592)
The carrying amount of any noncontrolling interest	(3,954)
Net liabilities	(24,276)
Gain on disposal of subsidiaries	$3,638

Consideration received presents the fair value of the preferred shares issued to the Buyer as of the closing date and the fair value is approximately $24.6 million. When the Company deconsolidated subsidiaries, the amount of accumulated other comprehensive loss $2,060 is reclassified and partially offset the gain.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.DISPOSAL OF SUBSIDIARIES-CONTINUED

The divestiture of the Disposal Group did not constitute a strategic shift of the Company’s operations and did not have major effects on the Company’s operations and financial results; therefore, the transactions do not meet the discontinued operations criteria.

The following table summarizes the carrying amounts of the major classes of assets and liabilities of the Disposal Group as of October 27, 2022:

As of October 27, 2022
Cash and cash equivalents	$97
Prepaid expenses and other current assets	1,983
Property and equipment, net	4
Intangible assets, net	20
TOTAL ASSETS	$2,104

Accounts payable	(257)
Advance from customers	(163)
Long-term bank loan	(5,476)
Income tax payable	(2,225)
Amount due to Kaixin	(8,848)
VAT payable	(3,340)
Accrual expenses and other current liabilities	(6,071)
Total Liabilities	$(26,380)

Net liabilities	$(24,276)

5.OTHER RECEIVABLES

Borrower	Interest rate	Amount
Shanghai Changda	0%	$6,858
Anhui Xin Jieying	0%	$1,990
Total		$8,848

Other receivables comprised two interest-free borrowings to the former subsidiaries Shanghai Changda and Anhui Xin Jieying, which were disposed of in the disposal of subsidiaries during 2022, with a total balance of $8,848 as of the end of 2022. The Company expects that the Buyer is willing and able to repay the receivables within 1 year. The Company did not recognize any valuation allowance for the receivables.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

6.PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2021 and 2022, prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
Prepayment for vehicle purchase (1)	$32,091	$18,252
Other receivables from dealerships (2)	19,249	9,546
Deductible input VAT	545	7
Advance to suppliers	23	—
Others (3)	1,362	191
Total	53,270	27,996
Less: valuation allowance	—	(1,675)
Prepaid expenses and other current assets	$53,270	$26,321
(1)	The balance mainly represents pre-payments to the dealership operators who are operators of the used car dealership with whom the Company set up special purpose holding companies to operate the used car business, mainly to purchase used vehicles from the market.
(2)	The balance represents cash advances paid to the dealership operators for purchasing used vehicles historically and shall be repaid in cash, and the balance is secured using ordinary shares of the Company issued to them as agreed with the dealership operator (Note 10).
(3)	Others mainly included prepaid rent, staff advances, prepaid marketing fee, advertising fee, professional fee, and other receivables incurred for daily operations.
(4)	The Company recorded impairment loss of nil and $22,921 for prepayment for vehicle purchase and other current assets for the years ended December 31, 2021 and 2022.

7.INTANGIBLE ASSETS, NET

	As of December 31,
	2021	2022
Trademark (1)	$14,983	$15,100
Software	445	72
Total	15,428	15,172
Less: Accumulated amortization	(788)	(2,269)
Intangible assets, net	$14,640	$12,903
(1)	The trademark was identified due to the reverse acquisition of KAH with Haitaoche on June 25, 2021. It has remaining useful life of 8.5 years as of December 31, 2022.

Amortization expense was $2, $785 and $1,531 for the years ended December 31, 2020, 2021 and 2022, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

8.OTHER NON-CURRENT ASSETS, NET

As of December 31, 2021 and 2022, other non-current assets consisted of the following:

	As of December 31,
	2021	2022
Long-term receivables from suppliers (1)	$4,112	$—
Legal deposit	104	—
Other non-current assets, gross	$4,216	$—
Less: impairment for uncollectible receivables (2)	(4,216)	—
Other non-current assets, net	—	—
(1)	Other non-current assets mainly represented the receivable from a foreign supplier, Brueggmann Group (“BG”) in Germany for payment of automobiles purchase early in 2016. BG has never delivered the automobiles. The Gross prepayment amounts were $3,916 as of December 31, 2021, which were stripped off in conjunction with the disposal of the subsidiaries (Note 4).
(2)	As the Defendants have appealed against the judgement in January, 2022, the Company expects that Defendants are not willing to repay the receivables even if Defendants lose the lawsuit. The Company recognized impairment of $4,216 for the receivables from BG and the legal deposit as well as the other suppliers as of December 31, 2021.

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
Loan payable (1)	$—	$3,000
Accrued professional fee	2,698	2,215
Individual income tax payable	2,207	2,207
Used car services payables	3,333	419
Other taxes payable	5,120	181
Others	1,133	1,357
Total	$14,491	$9,379
(1)	Loan payable consisted of the following:

Lender	Interest rate	Issuance Date	Maturity Date	December 31, 2022
Scytech Limited	0%	On September 21, 2022	December 31, 2023	$2,700
CPL Yellow stones Limited	5% per annum	On December 21, 2022	March 31, 2023	$200
Yunfeiyang Limited	5% per annum	On December 21, 2022	March 31, 2023	$100

The interest-free loan from Scytech Limited was as working capital for Zhejiang Taohaoche and collateralized by the net assets of Zhejiang Taohaoche. CPL Yellow stones Limited and Yunfeiyang Limited are the shareholders of the Company.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.DEALERSHIP SETTLEMENT

During 2017 and 2018, the Company entered into several equity purchase agreements (the “Equity Purchase Agreements”) with the Dealership Operators, to acquire 70% equity interest of the dealerships. According to the Equity Purchase Agreements, the Company agreed to provide certain payments of its ordinary shares to the Dealership Operators as part of the equity acquisition considerations, subject to certain payment triggers including the operating performance of the dealerships and service centers and KAH’s ordinary share price (“Contingent Consideration”). The Company recognized the Contingent Consideration as liability at fair value as of the acquisition date and the subsequent changes in fair value as gain/loss into earnings/(loss). In connection with the Company’s IPO on April 30, 2019, Renren Inc. (“Renren”) agreed to assume the Contingent Consideration from the Company, and the Company reclassified the Contingent Consideration from a liability to additional paid-in capital.

Since 2019, due to disagreements with certain Dealership Operators on operational matters, the Company had disruptions in operations of several dealerships. After continuous negotiations with the Dealership Operators, the Company signed the amendments to Equity Purchase Agreement (the “Amendments”) with seven Dealership Operators in August 2021, to 1) confirm a total of 4,513,761 ordinary shares as the first batch and the first two tranches of second batch of the Contingent Consideration issuable to the Dealership Operators in accordance with the Equity Purchase Agreements subject to the operating performance of the dealerships and service centers before 2021; 2) provide a total of 7,172,529 ordinary shares (“Compensation Shares”) to the Dealership Operators, in the purpose of alleviation of losses and distress that occurred during the temporary halt of business in the Dealerships after the breakout of the pandemic and the historical dispute between the Company and the Dealership Operators. The number of Compensation Shares was determined through negotiation of the Company with each of the Dealership Operators while taking into consideration the hardships they experienced over the prior years and the need to make prompt resolution of the historical dispute with the Dealership Operators. The Company recognized the Compensation Shares as loss related to provision for dealership settlement based on fair value of the Compensation Shares by reference to share-based payment transactions pursuant to ASC 718.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.DEALERSHIP SETTLEMENT-CONTINUED

On November 30, 2021, Renren transferred 13,422,613 ordinary shares of the Company it held, to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. In addition to the Contingent Consideration shares, there were 5,203,103 ordinary shares transferred toward settlement of the Compensation Shares, which are recognized by the Company as additional paid-in capital with a fair value of $8,897 based on the quoted price of Company’s ordinary share on the date of Renren’s transfer were treated by reference to a liability paid by the principal shareholder and thus recorded as the loss related to provision for dealership settlement in the Company’s financial statements with a corresponding credit to additional paid-in capital. The Company shall issue additional 1,969,425 shares to the Dealership Operators to fully satisfy the Compensation Shares, which was recognized as payables loss related to provision for dealership settlement with a corresponding accrual of for dealership settlement at the fair value by reference to the quoted price of Company’s ordinary share at the commitment date with subsequent changes in fair value reflected in provision for dealership settlement. The Company, Renren and Dealership Operators agreed that the transfer of shares by Renren to the escrow company shall be deemed as fulfilment of Renren’s obligations related to the Contingent Consideration. According to the Amendments, the Dealership Operators should honor their commitments, including paying off their outstanding payables and debts to the Company, in order to obtain the shares. Consequently, the 13,422,613 shares have been held by the escrow company since transferred from Renren, and were disclosed as issued and outstanding shares in the vesting of restricted shares award reverse acquisition item during 2021 in the Company’s Consolidated Statements of Changes in Equity. The escrow companies provide a pledge guarantee to fulfill dealership operators’ repayment obligations with shares it held. Proceeds from the sale of shares will be preferentially used to repay the outstanding payables and debts to Kaixin. The payables accrued for dealership settlement were $2,245 as of December 31, 2021. The total loss related to provision of the 7,172,529 Compensation Shares to the Dealership Operators for the dealership settlement was $11,142 for the year 2021.

In May 2022, the Company signed supplemental agreements to Equity Purchase Agreement (the “Supplemental Agreements”) with seven Dealership Operators, to confirm a total of 21,566,328 ordinary shares as the remaining three tranches of the second batch of the Contingent Consideration will be issued to the Dealership Operators. Since then, the total of Consideration Shares and Compensation Shares were confirmed to be 33,748,772 ordinary shares. On May 26, 2022, the Company issued 20,326,159 ordinary shares to the Dealership Operators and then put the shares into an escrow account. The 20,326,159 shares are recognized by the Company as ordinary shares and additional paid-in capital with a total fair value of $17,379 based on the quoted price of Company’s ordinary share on the date of transfer. The payable for dealership settlement recognized as of December 31, 2021 amounting to $2,245 was also fully settled by the shares issued. As agreed with the Dealership Operators, the ordinary shares in the escrow companies were used to secure the repayment of the Dealership Operators’ outstanding payables to the Company.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.PAYABLE FOR SALES INCENTIVE

In 2022, the Company entered into a share grant agreement with dealership operators. In order to encourage the dealership operators to improve their sales performance, the Company agreed to provide sales incentives to the dealership operators based on their sales performance. As sales incentive, the Company will issue a total of 5,585,645 shares to dealership operators according to the sales performance for February 2022 to December 2022. The Company recognized these shares as selling expenses of $1,638 based on fair value of the Shares as of December 31, 2022 by reference to share-based payment transactions and the payable for sales incentive of $1,638 recognized as of December 31, 2022.

12.LEASE

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2022 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4
Weighted average discount rate	11.5%

For the years ended December 31, 2021 and 2022, $515 and nil newly operating lease asset was obtained in exchange for operating lease liabilities, cash prepaid for amounts included in the measurement of lease liabilities were nil, $31 and nil for the years ended December 31, 2020, 2021 and 2022.

During the years ended December 31, 2020, 2021 and 2022, the Company incurred total operating lease expenses of $2, $29 and $133 respectively.

As of December 31, 2022, the future minimum rent payable under non-cancelable operating leases were:

2023	$159
2024	129
2025	133
2026	100
2027	—
Total lease payments	521
Less: imputed interest	(91)
Present value of lease liabilities	$430
Lease liabilities - current	119
Lease liabilities – non-current	311

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

13.RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

	Name	Relationship
(a)	Mr. Lin Mingjun (“Mr. Lin”)	A controlling shareholder and chief executive officer of the Group
(b)	Renren Inc.	A non-controlling shareholder of the Company

Amounts due to related parties

As of December 31, 2021 and 2022, significant amounts due to related parties consisted of the following:

	As of December 31,
	2021	2022
Renren and its subsidiaries(1)	$3,943	$1,427
Mr. Lin	—	200
Amounts due to related parties	$3,943	$1,627
(1)	The balance mainly represented the advance fund provided by Renren and its subsidiaries to finance the Group’s daily operations. The amount due to Renren and its subsidiaries of $2,516 were stripped off in conjunction with the disposal of the subsidiaries (Note 4).

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.BANK BORROWING

	As of December 31,
	2021	2022
Short-term debt:
East West Bank (1)	$6,277	$2,000

Long-term debt:
East West Bank (2)	$2,000	$—
(1)	The annum interest rate of borrowings from East West Bank was 6%. As of December 31, 2021, the Group’s short-term debt was with one-year maturity date.

The loan with amount of $6,277 was guaranteed by a wholly-owned subsidiary of Renren Inc, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., a related party of the Group, covered by irrevocable standby letter of credit issued by East West Bank to Renren with Renren’s restricted cash pledged as security.

During the transaction of disposal of subsidiaries, the principal of the bank loan has been transferred to and assumed by the Buyer, and the interest will be paid by the Company on a monthly basis.

(2)

The annum interest rate of borrowings from East West Bank was 2.8%. The Group’s long-term debt matures on August 31, 2023 and was reclassed to current liability as of December 31, 2022. The loan was under an irrevocable standby letter of credit issued by East West Bank to Renren in April 2019 with Renren’s restricted cash pledged as security.

Interest expenses were $1, $223 and $1,034 recorded for bank loans in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022.

15.INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2021 and 2022. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2020, 2021 and 2022.

PRC

The Group’s PRC subsidiaries, VIEs and their subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.INCOME TAXES-CONTINUED

PRC-Continued

The components of the income tax expense are as follows:

	For the years ended December 31,
	2020	2021	2022
Current income tax benefit (expense)	$—	$729	$(74)
Deferred income tax expense	—	—	—
Total income tax benefit (expense)	$—	$729	$(74)

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	For the years ended December 31,
	2020	2021	2022
Net loss before provision for income taxes	$166	$196,657	$84,545
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	42	49,164	21,136
Impairment of goodwill	—	(35,914)	—
Reversal of taxable deemed interest income from inter-company interest-free loans	—	1,354	—
Fair value change on warrants	—	500	(79)
Non-deductible loss and SBC expenses not deductible for tax purposes	—	(13,262)	(13,427)
Effect of income tax rate differences in jurisdictions other than the PRC	—	(437)	(1,721)
NOL not applicable for carryforward	(56)	(193)	(288)
Change in valuation allowance	14	(483)	(5,339)
Income tax benefit	$—	$729	$(74)
Effective tax rates	—%	0.38%	(0.00)%

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2021 and 2022 is as follows:

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.INCOME TAXES-CONTINUED

PRC-Continued

The tax effect of temporary difference balance as of December 31, 2021 were mainly from KAH Group as a result of the reverse acquisition.

	As of December 31,
	2020	2021	2022
Deferred tax assets:
Write-down of Prepaid expenses and other current assets	$—	$4,249	$477
Write-down of inventory	—	3,874	—
Provision for doubtful accounts	—	2,315	—
Write down of other non-current assets	—	1,054	—
Accrued expense	—	207	—
Accrued payroll and welfare	—	61	—
Advertising expense	—	6	—
Net operating loss carry forwards	388	13,474	584
Subtotal	388	25,240	1,061
Valuation allowance	(388)	(25,240)	(1,061)
Deferred tax assets, net	$—	$—	$—

The Company had total deferred tax assets related to net operating loss carry forwards at $13,474 and $584 as of December 31, 2021 and 2022, respectively. The Company assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2021 and 2022, full valuation allowances were established because the Company believes that it is more likely than not that its deferred tax assets will not be utilized as it does not expect to generate sufficient taxable income in the near future. As of December 31, 2022, the Company had net operating losses from several of its PRC entities of $3,702, which can be carried forward to offset future taxable profit. The net operating loss of $72, $2,508, $933, $110 and $76 will expire by 2023, 2024, 2025, 2026 and 2027, respectively, if not utilized. As of December 31, 2022, the Company had net operating loss of $3 from Hong Kong subsidiaries which do not have an expiring date.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.INCOME TAXES-CONTINUED

PRC-Continued

The movements of the valuation allowance are as follows:

	As of December 31,
	2020	2021	2022
Balance at the beginning of the year	$402	$388	$25,240
Current year addition	63	1,454	5,267
Current year reversal	—	(753)	(7,039)
Reduction due to usage of NOL	(21)	(25)	(42)
Reduction due to statute expiration	(56)	(193)	(288)
Decrease in disposal of subsidiaries	—	—	(22,077)
Reverse acquisition	—	23,843	—
Exchange rate effect	—	526	—
Balance at the end of the year	$388	$25,240	$1,061

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on the Company’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2018 to present of the Company’s PRC subsidiaries and VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2022 at the tax authority’s discretion.

16.CONVERTIBLE NOTES

The Group issued and sold two Convertible Promissory Notes (“Note A” and “Note B”, or collectively as “Notes”) to streererville CAPITAL, LLC (the “Lender”) on November 19, 2021 and April 8, 2022, respectively. The principal amount of two Notes is both $2,180 and substantial contract terms of two Notes are the same.

The purchase price of each Notes were $2,000, computed as follows: $2,180 principal, less discount at issuance of $160, less the transaction expense amount of $20 incurred in connection with the purchase and sale of the Securities. The Notes bears an interest at 8% per annum and is repayable in full in 18 months from issuance.

According to the Securities Purchase Agreements of the Notes, the Group has right to repay the Notes until it received the conversion notice from Lender or repayment date. The Lender also has right to conversion the Notes into ordinary shares at any time following the 6-month anniversary of the issuance date until the outstanding balance has been paid in full, at election, to convert all or any portion of no less than $200,000 of the outstanding balance into ordinary shares of the Company. The conversion price is $3.00 per ordinary share.

The Company has not elected the fair value option for the convertible note. And the Note does not have any embedded conversion option and redemption feature which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor does it contain a cash conversion feature or beneficial conversion feature. The Company accounts for two Notes as liabilities in its entirety following ASC 470 Debt and recorded interest expenses of $22 and $683 for the year ended December 31, 2021 and 2022. The balances of Note A are $2,022 and $2,244 as of December 31, 2021 and 2022, respectively. The balances of Note B are nil and $2,061 as of December 31, 2021 and 2022, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.MEZZANINE EQUITY AND WARRANT LIABILITIES

Insurance of convertible preferred shares and warrants

On December 28, 2020, KAH entered into a definitive securities purchase agreement with U.S. based KX Ventures 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

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

In connection with the issuance of 3,000 convertible preferred shares at the First Closing, 1,500,000 Series A Warrants, 1,333,333, Series B Warrants and 2,000,000 Series C Warrants (collectively the “Warrants”) were issued to the Investor, with each warrant provided the holder the right to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised. Series A, B and C warrants expire on December 29, 2027, August 29, 2024 and June 29, 2028, respectively.

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

The Warrants were classified as the warrant liability on the issuance date and as of December 31, 2020, 2021 and 2022, which was re-measured at fair value of $24 as of December 31, 2022, and will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of December 31, 2022.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.MEZZANINE EQUITY AND WARRANT LIABILITIES-CONTINUED

	As of December 31, 2021
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	1.41%	0.24%	1.46%
Estimated volatility rate	45.82%	50.55%	46.99%
Dividend yield	—%	—%	—%
Spot price of underling ordinary share	1.14	1.14	1.14
Exercise price	$3	$3	$3
Fair value of warrant	$335	$3	$2

	As of December 31, 2022
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	4.12%	4.53%	4.12%
Estimated volatility rate	55.29%	54.43%	54.38%
Dividend yield	0%	0%	0%
Spot price of underling ordinary share	0.29	0.29	0.29
Exercise price	$3	$3	$3
Fair value of warrant	$24	$—	$—

18.EQUITY

Ordinary shares

KAH issued 74,035,502 ordinary shares to the former shareholders of Haitaoche in the Reverse Acquisition. The shareholders’ structure as of December 31, 2021 reflects the equity structure of the KAH, including the equity interests KAH issued to effect the reverse acquisition. The shareholders’ equity structures as of December 31, 2020 were presented after giving retroactive effect to the reverse acquisition of the Group that was completed on June 25, 2021. The comparative share capital amounts as of December 31, 2020 have been retroactively adjusted to reflect the legal capital of KAH.

Preferred shares

1)	Series D Preferred Shares

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

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

18.EQUITY-CONTINUED

2)	Series F Preferred Shares

On December 28, 2022, KAG entered into a definitive securities purchase agreement with Stanley Star Group Inc. (the “Holder”) and completed the closing on the same date. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Company to Stanley Star. The Company issued $50,000,000 convertible preferred shares of the Company to Stanley Star as part of consideration of the divestment of the Disposal group (Note 4). Major terms of the Series F Preferred Shares are as follows:

Conversion Rights: Series F preferred shares are convertible into 50,000,000 ordinary shares of the Company at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption included optional redemption and redemption on triggering events. With respect to optional redemption, the Company may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series F Preferred Shares at any time after January 1, 2023. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Company to redeem all of the Series F Preferred Shares.

The Series F Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

Warrants

1)	Issuance of ordinary shares and 2022 warrants

In January 2022, Suzhou government and its partners determined to invest RMB100 million (approximately $15.4 million) to subscribe for ordinary shares of the Company to support the electronic vehicles business and the first payment of RMB 30 million (approximately $4.6 million) of investment had been received in February 2022. In connection, on March 14, 2022, the Company issued 4,406,542 ordinary shares to Derong Group Limited (“Derong”), the entity designed by Suzhou government. The Company also committed and issued 6,500,000 warrant shares (“2022 Warrant) to Discover Flux Ltd, a warrant holder designated by Derong on July 3, 2022. Discover Flux Ltd has right to subscribe for the Company’s ordinary shares at an exercise price of $1.00 per share. The warrant shares were classified as equity and measured at relative fair value of $1,417 calculated using the Black-Scholes pricing model, which was recorded as warrant equity started from July 3, 2022. The portion of the proceeds of $3,298 was allocated to the issued ordinary shares.

The Company paid issuance cost of amount $1,575 associated with the RMB 100 million investment after the first payment of RMB 30 million was received. $472 of the issuance cost was allocated to the warrant shares and ordinary shares based on assessed fair value of warrant shares and residual proceeds allocated to the ordinary shares, compared to total proceeds received. Issuance costs associated with warrant and ordinary shares were an offset to additional paid-in capital. The $1,103 of the issuance cost was presented as general and administrative expenses in the balance sheet statement as of December 31, 2022 due to the uncertainty of the remaining investment of RMB 70 million.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

18.EQUITY-CONTINUED

The fair value of the warrants as of July 3, 2022 were calculated using the Black-Scholes pricing model with the following assumptions:

As of July 3, 2022
2022 Warrant
Risk-free rate of return	2.60%
Estimated volatility rate	57.21%
Dividend yield	0%
Spot price of underling ordinary share	1.035
Exercise price	$1
Fair value of warrant	$2,027

2)	2019 warrants

As of December 31, 2022, there were 11,957,008 warrants outstanding, which was issued by KAH and consist of  10,318,145 warrants which were issued with units in the initial public offering (“IPO”) of KAH in 2017, 1,000,000 warrants issued with units upon the conversion of convertible loan of Kunlun Tech Limited, 263,863 warrants issued to Shareholder Value Fund and 375,000 warrants issued with units for share subscription of E&A Callet Investment Limited (collective the “2019 Warrants”).

Each whole warrant that was issued with units in the IPO and issued with units to the 2019 Warrants is exercisable for one ordinary share at a price of $11.50 per full share. The warrants may only be exercised for whole numbers of shares. The 2019 Warrants became exercisable on April 30, 2019 and have a term of five years from April 30, 2019.

The Group may redeem the outstanding 2019 Warrants, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the 2019 Warrants are exercisable,
●	upon a minimum of 30 days’ prior written notice of redemption,
●	if, and only if, the last sales price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30- trading day period ending three business days before the Group sends the notice of redemption, and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such 2019 Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

18.EQUITY-CONTINUED

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

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of paid-in-capital and statutory reserve of Group’s PRC subsidiary, were $117,085 and $121,656 as of December 31, 2021 and December 31, 2022, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

19. FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

The Group measures its financial assets and liabilities, including warrant liability at fair value on a recurring basis as of December 31, 2021 and 2022. The Group measured its prepayment for vehicle purchase and other current assets, accounts payable, short-term debt, amounts due from and due to related parties at amortized cost. The carrying value of the short-term debt obligations approximate fair value, considering the borrowing rates are at the same level of the current market yield for the comparable debts. The carrying value of cash and cash equivalent, prepayment for vehicle purchase and other current assets, accounts payable, and amounts due from and due to related parties’ approximate fair value due to the relatively short maturity.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2021				As of December 31, 2022
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted				Quoted
	price in				price in
	active				active
	markets				markets
	for	Significant	Significant		for	Significant	Significant
	identical	other	unobservable		identical	other	unobservable
	assets	observable	inputs		assets	observable	inputs
	Level 1	inputs	Level 3	Total	Level 1	inputs	Level 3	Total
Warrant liabilities	—	—	(340)	(340)	—	—	(24)	(24)

There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2021 and December 31, 2022.

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

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	For the years ended December 31,
	2020	2021	2022
Net loss attributable to Kaixin Auto Holdings’ shareholders	$(166)	$(196,579)	$(84,706)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted, shares retroactively adjusted for the reverse acquisition on June 25, 2021)	74,035,502	114,416,353	200,167,152

Loss per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted	$(0.0022)	$(1.7181)	$(0.0004)

Since the Group is in a net loss for the years ended December 31, 2020, 2021 and 2022 presented in these financial statements, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the years ended December 31, 2020, 2021 and 2022, there was no difference between the Group’s basic and diluted net loss per share for the periods presented. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are nil, 167,151 and 167,151 respectively, for the years ended December 31, 2020, 2021 and 2022 , as inclusion would have been anti-dilutive.

21.SHARE-BASED COMPENSATION

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

21.SHARE-BASED COMPENSATION CONTINUED

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

(d) Kaixin Auto Holdings Incentive Plan (the “Kaixin 2022 Plan”)

On May 16, 2022, the board of directors of KAH approved the Kaixin 2022 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2022 Plan is 39,500,000. As of December 31, 2022, the Company has granted 38,500,000 restricted shares under the Kaixin 2022 Plan.

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

21.SHARE-BASED COMPENSATION-CONTINUED

(6)	Fair value of underlying ordinary shares

Prior to the consummation of the listing, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third-party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after April 30, 2019, were the closing prices of the Company’s ordinary shares traded in the Stock Exchange.

The estimated fair value of restricted shares granted on each date of the grant under Kaixin 2020 Plan and Kaixin 2021 plan were the closing prices on the relevant grant date of the Company’s ordinary shares traded in the Stock Exchange.

A summary of the Company’s share options activities held by the Company’s employees for the year ended December 31, 2022 was as follows:

			Weighted
			average	Weighted
		Weighted	grant day	Average
		Average	fair	Remaining	Aggregate
Options Granted to Employees	Number of	Exercise	Value per	Contractual	Intrinsic
and Directors	Shares	Price	shares	Years	value
Outstanding as of December 31, 2021	167,151	0.02	3.17	0.99	1.12
Forfeited	(145,478)	0.02	3.17	—	—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding as of December 31, 2022	21,673	0.02	3.17	6.34	0.27
Expected to vest as of December 31, 2022	—	—	—	—	—
Exercisable as of December 31, 2022	21,673	0.02	3.17	6.34	0.27

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $0.29 of the Company’s ordinary share on December 31,2022.

As of December 31, 2022, there was approximately $462 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.66 years.

A summary of the nonvested restricted shares activity as of December 31, 2022 is as follows:

		Weighted average fair value
	Number of nonvested	per ordinary share
	restricted shares	at the grant dates
Outstanding as of December 31, 2021	5,441,630	2.55
Forfeited	(5,000,000)	0.94
Granted	43,500,000	0.87
Vested	38,911,292	1.03
Unvested as of December 31, 2022	5,030,339	1.34

As of December 31, 2022, there was approximately $7,308 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 5.10 years.

The total fair value of shares vested during the years ended December 31, 2020, 2021 and 2022 was nil, 38,669 and $40,078.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

21.SHARE-BASED COMPENSATION-CONTINUED

Total share-based compensation expense of share-based awards granted to employees and directors for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the Years ended December 31,
	2020	2021	2022
Selling and marketing	$—	$264	$239
Research and development	—	55	44
General and administrative	—	41,270	39,027
Total share-based compensation expense	$—	$41,589	$39,310

22.SUBSEQUENT EVENTS

The Group has performed an evaluation of subsequent events up to the date of the consolidated financial statements were issued, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.

23.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2021	2022
ASSETS
Cash and cash equivalents	—	171
Other receivables, net	—	9,830
Amounts due from related parties	—	3,726
Investment in subsidiaries and consolidated VIEs	$29,662	$27,964
Total assets	29,662	41,691

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	—	4,257
Amounts due to related parties	—	200
Convertible note	—	4,305
Other liability	—	1,614
Total liabilities	—	10,376

Shareholders’ equity
Ordinary Shares (par value of $0.00005 per shares; 1,000,000,000 shares authorized, 163,129,655 and 238,368,861 shares issued as of December 31, 2021 and 2022, respectively. 163,129,655 and 228,250,210 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	8	11
Series D convertible preferred shares (par value of $0.0001, 6,000 shares authorized as of December 31, 2021 and 2022, respectively. 6,000 shares issued and outstanding as of December 31, 2021 and 2022 respectively)	1	3
Additional paid-in capital	227,310	312,831
Accumulated deficit	(198,294)	(283,000)
Accumulated other comprehensive income (loss)	637	1,470
Total shareholders’ equity	29,662	31,315
Total liabilities and shareholders’ equity	$29,662	$41,691

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2020	2021	2022
Operating income:
Share of loss of subsidiaries and VIEs	$(166)	$(196,579)	$(78,256)
General and administrative expenses	—	—	(5,897)
Other income	—	—	(465)

Income before income tax expense	(166)	(196,579)	(84,619)
Income tax expense	—	—	—
Net income	(166)	(196,579)	(84,619)

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

	For the years ended December 31,
	2020	2021	2022
Cash flows from operating activities	$—	$—	$(2,410)
Cash flows from investing activities	—	—	—
Cash flows from financing activities	—	—	(165)
Net increase in cash, cash equivalents and restricted cash	—	—	(2,575)
Cash, cash equivalents and restricted cash, at beginning of year	—	—	2,746
Cash, cash equivalents and restricted cash, at end of year	$—	$—	$171