Form 20-F
period 2023-12-31
Kaixin Holdings
filed 2024-04-29
CIK 1713539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from _________________ to _______________________

Commission file number 001-38261

Kaixin Holdings

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit B2-303-137,198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Yi Yang

Chief Financial Officer

Kaixin Holdings

9/F, Tower A, Dongjin International Center

Huagong Road,

Chaoyang District, Beijing 100015

People’s Republic of China

Phone: +86 10 6720 4948

Email: lucy.yang@kaixin.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinay shares, par value US$0.00075 per share	KXIN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 49,806,556 Class A ordinary shares issued and outstanding, par value of US$0.00075 per share.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

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

INTRODUCTION

Conventions Used in this Annual Report

In this Annual Report, unless otherwise indicated or the context otherwise requires, references to:

●	“Business Combination” are the transactions contemplated by the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star Acquisition Corporation, KAG and Moatable, pursuant to which we acquired 100% of the equity interests of KAG from Moatable on April 30, 2019;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Hong Kong, Macau and Taiwan;
●	“Dealerships” are to our dealership businesses operated by special purpose holding companies in which we possess majority ownership and voting control;
●	“Dealership Outlets” are to retail premises operated by our Dealerships;
●	“Haitaoche” are to Haitaoche Limited;
●	“Haitaoche Acquisition” are to the transaction closed on June 25, 2021 in which Kaixin issued to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche;
●	“Jieying Legal Representative” are to the former legal representative of Anhui Xin Jieying Auto Retail Co., Ltd., Mr. Xiaolei Gu;
●	“KAG” are to Kaixin Auto Group, our wholly-owned subsidiary acquired from Moatable;
●	“Kaixin”, “we”, “us”, “our company” or “our” are to Kaixin Holdings (formerly known as Kaixin Auto Holdings), our Cayman Islands holding company and its subsidiaries;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00075 per share;
●	“Moatable” are to Moatable, Inc. (formerly known as Renren Inc.);
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Shanghai Auto” are to Shanghai Renren Automotive Technology Group Co., Ltd., our wholly-owned PRC subsidiary;
●	“US$”, “U.S. dollars”, “$” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States; and
●	“variable interest entity”, “VIE” or ”VIEs” are to our historical variable interest entities, Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”), Anhui Xin Jieying Auto Retail Co., Ltd. (“Anhui Xin Jieying”, former name as Zhejiang Jieying Auto Retail Co., Ltd. and Shanghai Jieying Auto Retail Co., Ltd.), Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”), which were no longer in a contractual arrangement with us since the completion of the disposal of Renren Finance Inc, on October 27, 2022 by KAG. VIEs were 100% owned by PRC citizens and a PRC entity owned by PRC citizens, and are consolidated into our consolidated financial statements for the period till the completion of the disposal of Renren Finance Inc, which was later named as Shanghai Wuxiajindongxue Technology Co., Ltd, in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Our reporting currency is the U.S. dollar. This Annual Report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this Annual Report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB 7.0999 to US$1.00, the noon buying rate in effect as of December 29, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to”, “potential”, “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the PRC new and used car and related industries;
●	our expectations regarding the demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with distributors, customers, suppliers, strategic partners and other stakeholders;
●	competitions in our industry;
●	relevant government policies and regulations relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

This Annual Report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The PRC automobile industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Our Holding Company Structure

Kaixin Holdings is not an operating company in China, but a Cayman Islands holding company. We conduct our operations in China through our PRC subsidiaries. As used in this Annual Report, “we”, “us”, “our Company”, “the Company” or “our” refers to Kaixin Holdings (formerly known as Kaixin Auto Holdings), a Cayman Islands company and its subsidiaries. Investors of our ordinary shares are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. The chart below sets forth our corporate structure and identifies our subsidiaries and their subsidiaries, as of the date of this Annual Report:

# Kaixin Holdings Organizational Chart

Kaixin Holdings(Cayman)
100%
100%
Jet Sound Hong Kong Company Limited (Hong Kong)
Morning Star Auto Inc. (BVI)
Overseas
PRC domestic
100%
Zhejiang Kaixin Wisdom Auto Co. Ltd.
100%
Zhejiang Kaixin Auto Co. Ltd.
100%
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch
100%
Zhejiang Kaixin Auto Co., Ltd. Shanghai Songjiang Branch
70%
Wuhan Jieying Chimei Auto Service Co.,Ltd
70%
Chongqing Jieying Shangyue Auto Brokerage Co., Ltd.
70%
Zhejiang Kaixin Daman Automobile Trading Co. Ltd.
100%
Zhejiang Kaixin Wuxian Auto Technology Co, Ltd
100%
Zhejiang Kaixin Tuanman Business Management Co., Ltd
70%
Zhejiang Kaixin Jingtao Automobile Trading Co., Ltd.
49%
Jiangsu Kaixin Weixing Auto Co. Ltd
70%
Zhejiang Kaixin Manman Commuting Technology Co. Ltd.
100%
Anhui Kaixin New Energy Vehicles Co. Ltd
100%
Wuxi Morning Star Technology Co. Ltd
40%
Henan Yujie Times Auto Co. Ltd

Permissions Required from the PRC Authorities for Our Operations

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

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are required to file with the CSRC within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims”.

As of the date of this Annual Report, our Company and the subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for the business operation, accepting foreign investment or listing on the Nasdaq Stock Market. However, since these statements and regulatory actions are newly published, it is uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could adversely affect us”.

Cash and Asset Flows through Our Organization

Kaixin Holdings transfers cash to its wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them.

In addition, the majority of our subsidiaries and their subsidiaries receive income in RMB. Shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. In addition, under the PRC laws and regulations, our PRC subsidiaries and their subsidiaries are also subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. We have no operations outside of PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, or our subsidiaries by the PRC government to transfer cash. In addition, remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The Chinese government may also, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure – Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company or its subsidiaries by the PRC government to transfer cash or assets.”

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Kaixin by our subsidiaries. Under the PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization. Although we does not have a formal cash management policy in place that dictates how funds shall be transferred between the Company, our subsidiaries or investors, cash transfers are made among the entities based on business needs in compliance of relevant PRC laws and regulations.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.
●	We have a limited operating history in the automobile sales business. Our historical financial and operating performance may not be indicative of, or comparable to, its future prospects and results of operations.
●	Our subsidiaries and the Dealerships conduct various aspects of their business, and they face risks associated with the Dealerships, their employees and other personnel.
●	Our subsidiaries and may not be able to successfully expand or maintain our network of Dealerships.
●	Our Dealerships conduct various aspects of our business, and we face risks associated with our Dealerships, their employees and other personnel.
●	Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.
●	Our success depends upon the continued contributions of our sales representatives.
●	We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

o	Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company or its subsidiaries by the PRC government to transfer cash or assets.
o	Our adjustment of corporate structure and business operations and the termination of contractual arrangements with the VIEs may not be liability-free.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

o	The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are required to file with the CSRC within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.
o	Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations and our listing on Nasdaq.
o	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.
o	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
o	Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could adversely affect us.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If we fail to regain compliance with Nasdaq’s minimum bid price requirement, our ordinary shares could be subject to delisting.
●	The issuance of additional shares in the future may impact the price of our ordinary shares and our ability to regain compliance with Nasdaq’s minimum bid price requirement.

The following are detailed descriptions of the risk factors.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.

We had not been profitable since 2019. We incurred net losses of US$195.9 million, US$84.6 million and US$53.6 in 2021, 2022 and 2023, respectively. We also had cash outflows from operating activities of US$2.1 million, US$2.4 million and US$2.1 million in 2021, 2022 and 2023, respectively.

We have experienced recurring losses from operations. As of December 31, 2023, we had an accumulated deficit of US$336.6 million.

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

Although Kaixin Auto Group was formed in 2011, it has changed its business model significantly since its initial launch. KAG began as primarily an internet-based financing business and, by that time it was acquired by us, had developed into a used car retailer with strong online and offline presence. In addition, in 2021 we started to implement our plan to expand into electronic vehicle and other business areas.

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

We rely on the Dealerships of our subsidiaries to conduct significant aspects of our business. As of December 31, 2023, we had three Dealerships. Our control over our Dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

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

As of December 31, 2023, we had a network of three Dealerships. We have not expanded our network since May 2018. The Dealership network is a foundation of our car sales operations, and we rely on the Dealerships in providing services to car buyers and financial institutions. As China is a large and diverse market, business practices and demands may vary significantly by regions and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experiences to expand the Dealership network into other parts of China.

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

For example, on December 31, 2020 we entered into definitive agreement to effectuate the Haitaoche Acquisition and issued an aggregate of 74,035,502 ordinary shares on June 25, 2021 through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche. On November 2, 2022, the Company signed a share purchase agreement with the shareholders of Morning Star Auto Inc. (“Morning Star”) to acquire 100% equity of Morning Star by issuing 100 million ordinay shares of Kaixin. Morning Star owns 100% equity interest of Wuxi Morning Star Technology Co., Ltd. and 40% equity interest of Henan Yujie Times Automobile Co., Ltd. (“Yujie”). On August 22, 2023, the acquisition of Morning Star completed, after which Kaixin owns all assets and business operations related to the POCCO brand of electric vehicles (POCCO EV), which constitutes big progress toward Kaixin’s successful transformation into a new energy vehicle manufacturing company. However, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of the attention of our management and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

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

KAG historically relied on Moatable, our former controlling shareholder, to support its operations, the expansion of its Dealerships and the growth of its business. We have also relied on certain third party financing sources, including financial institutions. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, for instance, increasing the number of cars that we sell, developing new solutions and services, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing our operating infrastructure and acquiring complementary businesses and technologies. However, additional funds may not be readily available on terms that are acceptable to us, or at all. Repayment of debt may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, thus result in the acceleration of obligations to repay the indebtedness and limit our sources of financing.

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

The PRC automotive retail market, including the consumer automotive finance market, is highly dynamic. While it has undergone significant growth in the past few years, there is no assurance that it can continue to grow rapidly. As part of our business, we offer retail auto sales of new and used vehicles

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

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

Our Kaixin Auto brand was newly launched in the first half of 2018 and we believe that an important component of our growth will be the growth of customer traffic to our Dealerships. Because Kaixin Auto is a consumer brand, brand visibility is critical for our engagement with potential customers. We currently advertise through a blend of brand and direct marketing channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand. We recorded selling and marketing expenses of approximately US$481 thousand, US$2.1 million and US$3.3 million in 2021, 2022 and 2023, respectively.

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

The global macroeconomic environment is facing numerous challenges. There are considerable uncertainties over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the outbreak of wars in the Eastern Europe, Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have adverse economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and the network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this Annual Report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

In November 2021, the CAC released the Regulations of Internet Data Security Management (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this Annual Report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this Annual Report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

In July 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data, which became effective on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of mainland China. Furthermore, these measures provide that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any cross-border data can be transferred out of mainland China if: (i) the data transferred out of mainland China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) cross-border data transfer of personal information by a data processor who has made cross-border transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1st of the previous year; or (iv) otherwise required by the CAC.

In September 2022, the CAC promulgated the Decision to Amend the Cybersecurity Law of the People’s Republic of China (Draft for Comments), which mainly involves amendments in the following aspects: (i) improving the legal liability system for violating the general provisions of network operation security, (ii) modifying the legal liability system for security protection of critical information infrastructure, (iii) adjusting the legal liability system for network information security, and (iv) revising the legal liability system for personal information protection. As of the date of this Annual Report, the aforementioned draft amendments have not been adopted and there still exists substantial uncertainties regarding to anticipated adoption or effective date at this stage.

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

In June 2022, the CAC issued the Provisions on the Administration of Internet Users’ Account Information, which became effective on August 1, 2022 and stipulated that internet information service providers must, among other things, equip themselves with professional and technical capabilities appropriate to the scale of their services, and establish, improve and strictly implement systems for identity authentication, account verification, information safekeeping, ecological governance, emergency response, personal information protection, among others. The provisions also require that the internet information service providers should handle and protect internet users’ account information in accordance with law, and take measures to prevent unauthorized access, as well as leakage, tampering, or loss of personal information. The internet information service providers must set up convenient portals for complaints and whistleblowing at an easily seen location, provide channels for complaints and whistleblowing, improve the acceptance, screening, disposal and feedback mechanisms, specify the handling process and feedback time limit and timely handle the complaints and whistleblowing of users and the public.

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

We have set up the New Energy Vehicles Department in 2021 and produced a NEV prototype in mid 2022 and delivered it to customers at the end of 2022. In August, 2023, the Company closed the acquisition of Morning Star, which mainly produces miniature electric vehicles under the POCCO brand. Following the closing, Morning Star has become a wholly-owned subsidiary of Kaixin, which represents the Company’s official entry into the field of new energy vehicle manufacturing. Our NEV business may not achieve expected results. For instance, our vehicles may not have the durability or longevity of other comparable vehicles in the market, and may not be as easy and convenient to repair. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, revenue loss, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

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

We regard our trademarks, patents, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See also “Item 4. Information on the Company — B. Business Overview — Research and Development”. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, preempted or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

In March 2018, Moatable transferred to KAG the kaixin.com domain name, and in May 2018, an affiliate of Moatable granted KAG an exclusive license to use the “Kaixin” brand. Further, we have successfully registered our brand name “开心汽车” (which translates to “Kaixin Auto”) in class 35 for services, including promotion for others, purchase for others, providing online markets for sellers and purchasers of goods and services, marketing, etc., which is crucial to our business. However, we have not obtained trademark registrations in other categories related but less crucial to our business, including automobile maintenance. Therefore, we may be unable to prevent any third parties from using the Kaixin brand for some businesses that are the same or similar to ours. As China has adopted a “first-to-file” trademark registration system, if trademarks similar to our brand have been registered in those categories that are related to our business, we may not be able to successfully register our brand or may even be exposed to risk of infringement with respect to third-party trademark rights. We believe that our brand is vital to our competitiveness and our ability to attract new customers. Any failure to protect these rights could adversely affect our business and financial condition.

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

We are a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, we ceased to be an “emerging growth company” as such term is defined under the JOBS Act as of December 31, 2022. If our public float is over US$75 million, under which condition we will become an “accelerated filer,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent assessment, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems in the foreseeable future. We may be unable to timely complete our evaluation and any required remediations.

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

The insurance industry in China is still evolving, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance. We consider our insurance coverage to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any losses that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Corporate Structure

Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands. To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company or its subsidiaries by the PRC government to transfer cash or assets.

We a holding company with no material operations of our own. We conduct our operations in China through our PRC subsidiaries. Any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Moreover, we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, by the PRC government to transfer cash. The transfer of funds and assets among Kaixin Holdings, its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this Annual Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. As a result of the above, to the extent cash or assets of our business is in the PRC or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

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

Risks Related to Doing Business in China

The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are required to file with the CSRC within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.

The Chinese government may exercise substantial control over the Chinese economy through regulation and state ownership. There are uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

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

We are subject to complex and evolving statutory and regulatory requirements relating to cybersecurity, information security, privacy and data protection. Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Cybersecurity Law, which took effect in June 2017, created China’s first national-level data protection framework for “network operators.” It is relatively new and subject to interpretations by the regulator. It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures.

The Measures for Cybersecurity Review promulgated in April 2020 provides that critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Pursuant to the Revised Cybersecurity Review Measures that took effect on February 15, 2022, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. However, as advised by our PRC counsel, as such new laws, regulations and rules were only recently promulgated, their interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. As of the date of this Annual Report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

The Regulations on Security Protection of Critical Information Infrastructure that took effect on September 1, 2021 defines critical information infrastructure and its operators, who must adhere to specific security requirements. As this regulation is newly issued, the governmental authorities, including the administration departments for each critical industry and sector, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation.

The PRC Personal Information Protection Law, effective since November 2021, sets stringent rules for processing personal and sensitive information, which significantly affects our data handling practices. Some information we collect, such as location and mobile numbers, may be deemed to be sensitive personal information under the Personal Information Protection Law. As the interpretation and implementation of the Personal Information Protection Law shall be determined in accordance with the laws and regulations in force at the time, we cannot assure you that we will be able to comply with the Personal Information Protection Law in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties under the Personal Information Protection Law, which may have material adverse effect on our business, operations and financial condition.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comments. These measures, if and when formalized, could impose additional cybersecurity review requirements for data processors, especially those involving national security concerns. Based on the facts that, (i) the Revised Cybersecurity Review Measures were newly adopted and the discussion draft of Regulations on the Administration of Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC.The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

In addition, internet information in mainland China is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data.

While we take measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken and those implemented by us. In addition, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the Chinese government has implemented certain measures in the past, including lifting the interest rate and to control the pace of economic growth. These measures may cause the decline of economic activities in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services, thus materially and adversely affect our business and results of operations.

Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by the laws and regulations of China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. As a civil law jurisdiction, the legal system of China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

The laws and regulations of China have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, because certain laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the legal system of China is based in part on government policies and China is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of China, and it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, certain administrative and court proceedings in China may result in substantial costs and diversion of resources and management attention.

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/ or foreign investment in China-based issuers. Such action could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

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

In addition, pursuant to the relevant laws and regulations, as our Dealerships are regarded as operators of new and used car sales business, these entities are required to complete filing with the MOFCOM at the provincial level. We may fail to complete such filings in certain locations since the relevant authorities in those areas do not accept such filing application in practice due to the lack of local implementation rules and policies in such respects. We plan to submit our filing application as soon as the relevant governmental authorities are ready to accept such application. However, we cannot assure you that we can successfully complete the filing in a timely manner, or at all. Failure to comply with the filing requirements may subject our business to restrictions. As a result, our business and results of operations may be materially and adversely affected.

Under the existing PRC laws and regulations, companies responsible for the construction projects are required to prepare environmental impact reports, environmental impact statements, or environmental impact registration forms based on the level of potential environmental impact of the projects. Environmental impact reports (required in the case of potentially serious environmental impact) and environmental impact statements (required in the case of potentially mild environmental impact) are subject to review and approval by the applicable governmental authorities and the failure to satisfy such requirements may result in the discontinuation of the construction projects, imposing fines of 1% to 5% of the total investment in the projects or an order of restoration. Environmental impact registration forms (required in the case of very little environmental impact) are required to be filed with the competent authority and failure to satisfy such requirement may result in the imposition of fines up to RMB50,000 (US$7,042). We do not regularly conduct construction projects in the ordinary course of our business. However, some of our projects, including the building and overall decoration of our after- sales service centers, could be deemed as construction projects where a timely filing or submission for approval is required and failure to do so may subject us to fines and other enforcement actions as mentioned above.

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

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, may adversely affect the market price of our ordinary shares. As of December 31, 2023, we had 50,676,013 ordinary shares outstanding, including 38,824,705 ordinary shares that are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volumes and other restrictions as applicable under Rules 144 and 701 of the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act of the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our ordinary shares.

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

A non-United States corporation will be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year if either: (i) at least 75% of its gross income for such year is passive income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ordinary shares, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our company is controlled through a dual class voting structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2024, Mr. Mingjun Lin, our chief executive officer, beneficially owned 44% of the aggregate voting power of our company, and Ms. Yi Yang, our chief financial officer, beneficially owned 36% of the aggregate voting power of our company. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Mingjun Lin and Ms. Yi Yang have considerable influence over matters such as approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than the Memorandum and Articles of Association, any special resolutions passed by such companies, and the registers of mortgages and charges of such companies, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We incurred increased costs as a result of being a public company.

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Since we are no longer an “emerging growth company” as of the date of this Annual Report, we expect to incur significant expenses and devote substantial management efforts towards ensuring the compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we fail to regain compliance with Nasdaq’s minimum bid price requirement, our shares could be subject to delisting.

Our ordinary shares are listed on the Nasdaq Capital Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq CapitalGlobal Market. These requirements include maintaining a minimum closing bid price of US$1.00 per share for a period of 30 consecutive trading days. On February 1, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until March 27, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. Nasdaq granted us a second period of 180 calendar days, or until July 30, 2024, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price per share must meet or exceed US$1.00 per share for a minimum of 10 consecutive business days on or prior to July 30, 2024.

We have not regained compliance with the minimum bid price requirement as of the date of this Annual Report. We are closely monitoring the bid price of our shares. We may implement a reverse stock split, if necessary, to regain compliance with the minimum bid price requirement. However, there can be no assurance that we will be able to regain compliance with the minimum bid price requirement in a timely manner. If we fail to regain compliance by July 30, 2024, or if we fail to meet the other continued listing requirements of the Nasdaq Capital Market, we may be subject to delisting. The delisting of the shares may significantly reduce the liquidity of the shares, cause further declines to the market price of the shares, and make it more difficult for us to obtain adequate financing to support our continued operation.

ITEM 4. INFORMATION ON THE COMPANY.

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

On April 30, 2019, we consummated the Business Combination as contemplated by the share exchange agreement (the “Share Exchange Agreement”) dated as of November 2, 2018 by and among CM Seven Star, KAG and Moatable, pursuant to which we acquired 100% of the equity interests of KAG from Moatable. In connection with the Business Combination, KAG had transferred the equity interest and assets of its Ji’nan Dealership to Moatable in December 2018.

Upon the closing of the Business Combination, we acquired 100% of the issued and outstanding securities of KAG, in exchange for approximately 28.3 million ordinary shares of our company. Out of the 28.3 million shares, there were 3.3 million ordinary shares (“indemnity shares”) held in escrow as potential indemnity for claims that may be asserted under the Share Exchange Agreement. An additional 4.7 million ordinary shares of our Company were reserved for issuance under an equity incentive plan in exchange for outstanding options in KAG, which were cancelled at the closing of the Business Combination. Additionally, 19.5 million earnout shares were to be issued and held in escrow. Moatable may be entitled to receive earnout shares under certain prequalification conditions. Immediately after the Business Combination, Moatable owned approximately 56% of our issued and outstanding ordinary shares without taking into account the indemnity shares and the earnout shares in escrow account as discussed above. In November 2020, the Board of the Company resolved to waive the satisfaction of prequalification conditions for the earnout shares discussed above and release and transfer the 19.5 million earnout shares to Moatable. Moatable received a total of 22.8 million shares including the 3.3 million indemnity shares and the 19.5 million earnout shares in November 2021.

History of KAG Before the Business Combination

Before the completion of Business Combination, KAG had been a wholly-owned subsidiary of Moatable. KAG’s business was historically operated by Moatable through certain subsidiaries and variable interest entities, including KAG itself.

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

In 2017, Moatable’s finance business, as well as certain shell companies were transferred to KAG, and certain reorganization steps were undertaken. The main components of the reorganization include:

●	Establishment of Anhui Xin Jieying (renamed from Shanghai Jieying). In February 2017, Anhui Xin Jieying was established in the PRC by Mr. Thomas Jintao Ren. In April 2017, Mr. Ren transferred 1% of the equity interests he held in Anhui Xin Jieying to Ms. Rui Yi. Both Mr. Ren and Ms. Yi were nominee shareholders designated by Moatable. Shortly after that, Anhui Xin Jieying and its nominee shareholders entered into a series of contractual arrangements with a subsidiary of KAG, Beijing Jiexun Shiji Technology Development Co., Ltd., or Beijing Jiexun, which enabled Beijing Jiexun to be the primary beneficiary of Anhui Xin Jieying.
●	Transfer of Equity Interests of Renren Finance and its subsidiary. In April 2017, the equity interests of Renren Finance, Inc., a subsidiary of Moatable, were transferred to KAG for nil consideration. Renren Finance Inc. and its subsidiary were mainly engaged in the provision of internet-based financing to used car dealerships.
●	Transfer of Equity Interests and Reorganization of Qianxiang Changda. In May 2017, Qianxiang Changda, which was formerly a subsidiary of a consolidated variable interest entity of Moatable, was transferred to Mr. James Jian Liu and Ms. Jing Yang for a consideration of RMB50 million, which was equal to the paid-in-capital of Qianxiang Changda. Mr. Liu and Ms. Yang were nominee shareholders designated by KAG. In June 2017, Qianxiang Changda and its nominee shareholders entered into a series of contractual arrangements with Beijing Jiexun, which enabled Beijing Jiexun to be primary beneficiary of Qianxiang Changda. In 2016 and 2017, Qianxiang Changda terminated and/or transferred to Moatable certain parts of its financing services business, including wealth management services, credit financing to college students and apartment rental financing. After the reorganization of KAG in 2017, Qianxiang Changda was only engaged in the provision of financing to used car dealerships.
●	Establishment of Shanghai Auto and Amendments to the Contractual Arrangements with Qianxiang Changda and Anhui Xin Jieying. In August 2017, Shanghai Auto was established in the PRC by KAG. At the same time, Anhui Xin Jieying and Qianxiang Changda terminated their contractual agreements with Beijing Jiexun and entered into the similar contractual agreements with Shanghai Auto.

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

The Company was renamed Kaixin Holdings, effective on April 10, 2024. Our principal executive office is located at Unit B2-303-137, 198 Qidi Road, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, People’s Republic of China. Our registered office is situated at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Disposal of Renren Finance, Inc

The company had a large number of inactive shell companies and VIE structures, which were the result of its historical legacy and no longer relevant for its car sale businesses. Those inactive entities and the VIEs simply caused extra maintenance costs, regulatory risk, and disclosure burdens. To streamline its corporate structure, mitigate the uncertainties, and exert full control on our operating entities, the management explored the options to dispose of Renren Finance, Inc. along with its subsidiaries and VIEs and the VIEs’ subsidiaries (collectively referred to as the “Disposal Group”). The Disposal Group had a negative book of around US$3 million at that time. On August 5, 2022, KAG, our wholly-owned subsidiary, and Stanley Star entered into a shares transfer agreement (the “August 2022 Agreement”). The August 2022 Agreement stipulates that KAG agrees to sell all the shares it held in Renren Finance, Inc along with its subsidiaries and VIEs and the VIEs’ subsidiaries at a consideration of US$1, to Stanley Star, an independent third party company incorporated in BVI that was interested in exploring the opportunities in the non-performing assets on the books of the Disposal Group. In addition, the August 2022 Agreement stipulates that on the date of the closing if the net liability of the Disposal Group is more than RMB20 million, the Company agrees to make compensation to Stanley Star accordingly. The sale of the Disposal Group and the ownership transfer were completed on October 27, 2022 (the “Disposal Completion Date”), on which date the net book value of the Disposal Group was net liabilities was approximately $24.6 million. Accordingly, on December 28, 2022, KAG and Stanley Star entered into a supplement agreement pursuant to which the Company agrees to compensate Stanley Star pursuant to the August 2022 Agreement. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement, the Company entered into a securities purchase agreement (the “Series F Agreement”) with Stanley Star, pursuant to which, the Company subsequently issued to Stanley Star an aggregate of 50,000 Series F Convertible Preferred Shares, each of which is convertible into 1,000 ordinary share of the Company in connection with the disposal. In November 2023, the Company issued 7,000,000 ordinary shares to Stanley Star for settlement of partial conversion of the Series F Convertible Shares.

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

We are a leading premium auto dealership group in China. As of December 31, 2023, we had three Dealerships covering three cities in China. On average, our Dealership operators have over ten years of experiences in the car sales industry. We provide car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover, Bentley, Rolls-Royce, and Porsche.

China is the world’s largest automotive market both in demand and supply in 2023. On June 25, 2021, we closed the Haitaoche Acquisition. Haitaoche is a China-based merchant for domestic and imported automobiles. The manufacture and distribution of automobiles are undergoing significant changes in China, which are expected to create new opportunities and business models. Haitaoche strives to become a leading automobile retail platform in China. In addition to maintaining its domestic and imported new car sales business, it plans to expand into electronic vehicles and other business areas. Haitaoche aims to enter into strategic cooperation agreements with multiple electronic vehicle manufacturers in China and serve a wider group of distributors and consumers.

By integrating the operations and resources of Haitaoche with the used car dealership business, we are engaged in the sales of both new and used, domestic and imported automobiles. We sourced, marketed and sold approximately 1,814, 879 and 525 vehicles to customers across China in 2021, 2022 and 2023, respectively.

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

In addition, we have reached into a strategic partnership with Beijing Bujia Technology Co., Ltd. (“Bujia”) and obtained a sales order for 5,000 new energy logistics vehicles with Bujia, a leading automobile logistics service provider in China. It will order a total of RMB1 billion (equivalent to around US$156 million) worth of new energy vehicles from our Company in the next few years. The first model vehicle was delivered to Bujia in July 2022. We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs. In April, 2023, the Company reached reached a strategic business partnership with China Automobile Import and Export Co., Ltd., which aims to build up a joint export trading platform for new energy vehicles with a target total transaction volume of USD$10.8 billion in the coming five years.

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

Our Businesses

Kaixin have pioneered an innovative business model, under which it had obtained control of Dealerships across China, providing them with an integrated technology system, centralized operational control and management, a unified brand and capital support. Kaixin primarily generate revenues from sales of new and used cars. Of the Dealerships’ total revenues in 2021, 2022 and 2023, revenues from auto sales accounted for 100%, 100% and 100% respectively. Following the consummation of the Haitaoche Acquisition in June 2021, our car sales business gradually resumed operations in the majority of the Dealership locations, which complement the new car sales in the Haitaoche business unit. During 2022, the Company terminated cooperation with several dealerships that underperformed against our expectations and downsized our dealerships network to three dealerships.

Our Dealership Network

As of December 31, 2023, we had three Dealerships. Our network of Dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumers’ demand and opportunity for growth is most favorable.

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

Our internal team for Dealership management is responsible for development and expansion of our Dealership network. One of their responsibilities is to monitor the compliance with the operational obligations for the management of our Dealerships. In the event that the operating obligations as agreed in the equity purchase agreement are not fulfilled, we are entitled to recourse against the seller of the Dealership or terminate the equity purchase agreement. We also have the option to terminate the equity purchase agreement in certain circumstances, including but not limited to, the death or incapacity of the seller, issues of integrity or criminal conviction of the seller, material default by the seller, or our failure to complete an initial public offering within three years following signing of the relevant equity purchase agreement due to third-party reasons or force majeure. A seller may suspend or terminate Dealership services voluntarily or involuntarily due to various reasons, including our failure to complete an initial public offering within three years following entry into the relevant equity purchase agreement for reasons other than third-party reasons or force majeure. In connection with the Business Combination, we entered into amendment agreements with Dealership operators in January 2019 pursuant to which it was confirmed that the Business Combination qualifies as an initial public offering, that shares payable to the Dealership operators as consideration shall be adjusted to reflect the earnout and indemnification arrangements in the Business Combination, and that Moatable will be responsible for settling contingent obligations to Dealership operators.

Our relationships with our Dealerships are described in further details below under “—Certain Legal Arrangements — Legal Arrangements with Dealerships”.

Entry into the NEV Market

By integrating the operations and resources of Haitaoche with the used car dealership business, we are currently engaged in the sales of both new and used, domestic and imported automobiles and will be actively looking for opportunities to expand into the business area of electronic vehicles. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start with developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage. Reference is made to the Form 6-K which the Company filed with SEC on August 26, 2021, the Company has reached a binding term sheet to acquire 100% equity interest of Yujie through new share issuance. Yujie is a Chinese electronic vehicles (“EV”) manufacturer specialized in small size multi-function EVs. On September 26, 2022, the Company signed a binding acquisition term sheet with Wuxi Morning Star Technology Co., Ltd. (“Wuxi Morning Star”), who manufactures and operates the POCCO EVs. According to the term sheet, the Company intends to acquire 100% equity interest of Wuxi Morning Star through new share issuance and makes it a wholly owned subsidiary (the “Wuxi Morning Star Acquisition”). As consideration for the Wuxi Morning Star Acquisition, the Company will issue ordinary shares of Kaixin to the shareholders of Wuxi Morning Star Morning Star with market value of 100 million as determined by the average of the closing prices of last five trading days before the entering date of Share Purchase Agreement. On November 2, 2022, the Company signed a share purchase agreement with the shareholders of Morning Star Auto Inc. (“Morning Star”), to acquire 100% equity interest of Morning Star by issuing 100 million ordinay shares of Kaixin. Morning Star owns 100% equity interest of Wuxi Morning Star and 40% equity interest of Yujie. On August 22, 2023, the acquisition of Morning Star completed, after which Kaixin owns all assets and business operations related to POCCO EVs, which constitutes big progress toward Kaixin’s successful transformation into a new energy vehicle manufacturing company.

In addition, we have signed a sales order for 5,000 new energy logistics vehicles with Bujia, a leading automobile logistics service provider in China. Bujia will order a total of RMB1 billion (equivalent to US$156 million) worth of new energy vehicles from our Company in the coming years. The first model vehicle was delivered to Bujia in mid-2022. In April, 2023, the Company reached reached a strategic business partnership with China Automobile Import and Export Co., Ltd., which aims to build up a joint export trading platform for new energy vehicles with a target total transaction volume of USD$10.8 billion in the coming five years.We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs.

Legal Agreements with Dealerships

We have entered into a series of legal arrangements with our Dealerships and other related parties since 2021, which are generally designed for the compliance with PRC laws and regulations and for value-added tax optimization purposes. Revenue for 2021, 2022 and 2023 was primarily generated from transactions under these agreements and we expect future revenue from automobile sales to be primarily generated from transactions under these ancillary agreements.

The following is a summary of the typical key terms of the agreements which we entered into in connection with our auto sales operations since 2021. We may depart from these terms from time to time based on local conditions, counterparty’s demands, tax or regulatory considerations or other reasons.

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

Amendments to Used Car Agency Services Agreement. Pursuant to the agreement among Anhui Xin Jieying, the relevant Dealership and the noncontrolling shareholders of such Dealership:

●	The noncontrolling shareholders agree to repay a settlement amount in the form of inventory and/or repayment of prepayment to Anhui Xin Jieying based on a set schedule.

Amendments to Equity Purchase Agreement. Pursuant to the agreement among Anhui Xin Jieying and the noncontrolling shareholders of relevant Dealership:

●	Anhui Xin Jieying commits to furnish the noncontrolling shareholders a certain number of the Company’s ordinary shares following a schedule tied to the noncontrolling shareholders’ performance of settlement payment duties as specified in the Amendments to Used Car Agency Services Agreement.
●	The number of the Company’s ordinary shares include shares in the First Payment and Subsequent Payments as specified in the Equity Purchase Agreement, plus certain extra bonus shares.
●	Financial Leasing Settlement Agreement. Pursuant to the agreement among Shanghai Renren Financial Leasing Co, Ltd. and the noncontrolling shareholders of relevant Dealership:
●	The noncontrolling shareholders agree to repay Shanghai Renren Financial Leasing Co, Ltd. the outstanding balance of financial leasing payables following a schedule tie to the controlling shareholders’ receipts of settlement shares as specified in the Amendments to Equity Purchase Agreement.

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

Marketing and Brand Promotion

We believe that brand recognition is important to our ability to attract users. We co-brand our Dealerships, many of which have an established local brand, to associate their existing brands with the Kaixin brand. “Kaixin” means “happiness” in Chinese and has had strong impact and positive responses in other applications. By empowering our Dealerships with this highly recognizable brand name, we aim to help them gain further credibility and trustworthiness.

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

Competition

The PRC automobile marketplace is highly fragmented. We primarily compete on the basis of our deep understanding of consumers’ needs and offering of numerous product choices from our substantial inventory.

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

In March 2018, Moatable transferred to us the kaixin.com domain name and, in May 2018, an affiliate of Moatable granted us an exclusive license to use its “Kaixin” brand. Further, we have successfully registered our brand name “开心汽车” which translates to “Kaixin Auto” in class 35 for services including promotion for others, purchase for others, providing online markets for sellers and purchasers of goods and services, marketing, etc., which is crucial to our business. However, trademark registrations in other categories related but less crucial to our business, including automobile maintenance, have not been obtained by us or an affiliate of Moatable. Therefore, for such business, we are unable to prevent any third party from using the Kaixin brand for business that is the same or similar to ours. As China has adopted a “first-to-file” trademark registration system and there are trademarks similar to our brand which have been registered in those categories that are related to our business, we may not be able to successfully register our brand and may be exposed to risk of infringement with respect to third party trademark rights. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We may be unable to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position.”

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

C.Organizational Structure.

The following diagram illustrates our corporate structure and identifies our subsidiaries and their subsidiaries, as of the date of this Annual Report.

# Kaixin Auto Holdings Organizational Chart

Kaixin Auto Holdings(Cayman)
100%
100%
Jet Sound Hong Kong Company Limited (Hong Kong)
Morning Star Auto Inc. (BVI)
Overseas
PRC domestic
100%
Zhejiang Kaixin Wisdom Auto Co., Ltd.
100%
Zhejiang Kaixin Auto Co., Ltd.
100%
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch
100%
Zhejiang Kaixin Auto Co., Ltd. Shanghai Songjiang Branch
70%
Wuhan Jieying Chimei Auto Service Co., Ltd
70%
Chongqing Jieying Shangyue Auto Brokerage Co., Ltd.
100%
Zhejiang Kaixin Daman Auto Retail Co., Ltd.
100%
Zhejiang Kaixin Wuxian Auto Technology Co., Ltd
100%
Zhejiang Kaixin Yuanman Business Management Co., Ltd
70%
Zhejiang Kaixin Jingtao Auto Retail Co., Ltd.
40%
Jiangsu Kaixin Weixing Auto Co., Ltd
70%
Zhejiang Kaixin Manman Travel Technology Co., Ltd.
100%
Anhui Kaixin New Energy Vehicles Co., Ltd
100%
Wusi Morning Star Technology Co., Ltd
40%
Henan Yujie Times Auto Co., Ltd

As of the date of this Annual Report, we have no VIEs in the PRC and we conduct our operations exclusively through our wholly-owned subsidiaries. Historically, as a Cayman Islands holding company, we conduct our operations in China through our PRC subsidiaries and the VIEs. To mitigate the uncertainties in our corporate structure and exert full control on our operating entities, we transferred operations in the VIEs to our wholly-owned entities and disposed of Renren Finance, Inc, which was our wholly-owned subsidiary that contractually controls the VIEs. As a result, all VIEs were disposed as of October 27, 2022.

D.Property, Plants and Equipment.

We lease approximately 541 square meters of office space in Beijing, China as of the date of the Annual Report. Our Dealership Outlets lease operating spaces in various Chinese cities. We lease our premises under non-cancelable operating lease agreements.

Our servers are primarily hosted at internet data centers owned by a major domestic internet data center provider. The hosting services agreements typically have terms of six months to one year.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A.	Operating Results.

Overview

By integrating the operations and resources of Haitaoche with the used car dealership business, we are currently engaged in the sales of both new and used, domestic and imported automobiles. We are a leading premium new and used auto dealership group in China. As of December 31, 2023, we had three Dealerships covering three cities in China. On average, our Dealership operators have over ten years of experiences in the car sales industry. We provide new and used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche.

We sourced, marketed and sold approximately 1,814, 879, and 525 new and used vehicles to customers across China in 2021, 2022 and 2023, respectively. Specifically, we sold 1,582 vehicles in the second half of 2021 after the completion of the Haitaoche Acquisition, which are included in the sales revenue of the Company’s statement of operating results for the year ended December 31, 2021.

Recent Developments

In September 2023, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Yuanman Automobile Trading Co. Ltd.. The Group owned 100% equity interest in the subsidiary.

In February through March 2023, the Group, through one of its subsidiaries in the PRC, set up three subsidiaries. Namely, Zhejiang Kaixin Xiaoman Automobile Trading Co. Ltd., Zhejiang Kaixin Jingtao Automobile Trading Co. Ltd., and Zhejiang Kaixin Manman Commuting Technology Co. Ltd. The Group owned 70% equity interest in these three subsidiaries.

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

Integration of Our Dealerships

We began to acquire majority control of used car dealers across China in the second half of 2017. We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2023, we had three Dealerships. Our Dealerships and their employees directly interact with the consumers and other dealerships, and their performance directly impact our results of operations and financial condition. In addition, expansion of our network of Dealerships may affect our results of operations in the form of startup costs, acquisitions of new Dealership assets or capital injections.

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

Our business is also subject to trends specific to our industry, including customer demand and the competitive landscape. The car retail industry in China is highly fragmented, and we see a trend towards consolidation that will take hold in the future. In addition, we believe that there are trends towards the growth of online technologies and consumer auto financing in China. Competition affects not only our day-to-day performance in terms of our ability to acquire customers and automobile inventory, but also our ability to adapt to these trends.

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

In addition, we have signed a sales order for 5,000 new energy logistics vehicles with Bujia, a leading automobile logistics service provider in China. It will order a total of RMB1 billion (equivalent to US$156 million) worth of new energy vehicles from our Company in the upcoming years. The first model vehicle was delivered to Bujia in July 2022. In April, 2023, the Company reached a strategic business partnership with China Automobile Import and Export Co., Ltd., which aims to build up a joint export trading platform for new energy vehicles with a target total transaction volume of USD$10.8 billion in the coming five years. We aim to continuously establish strategic partnerships with platforms that have big sales potentials and to make customized production according to customer needs.

Financing and Access to Capital

We have historically funded our operations and expansion with support from Moatable, the issuance of ABSs and term loans, and we believe that the future growth and expansion of our business will involve additional debt and/or equity financing from both Chinese and international external investors. The availability of financing, and the terms on which it is available, are expected to affect our future results of operations.

Key Components of Results of Operations

Revenues

Our revenues are derived from car sales. Our sales revenue are US$253.8 million, US$82.8 million and US$31.5 million in 2021, 2022 and 2023, respectively.

	For the Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues:
Car sales revenue	253,840	100.0	82,840	100.0	31,535	100%
Total revenues	253,840	100.0	82,840	100.0	31,535	100%

On June 25, 2021, Kaixin Holdings (KAH) completed the Haitaoche Acquisition, which is considered a reverse acquisition (or reverse takeover, or “Acquisition”) of KAH by Haitaoche Limited (Haitaoche) as the acquirer under the applicable accounting treatment. Following the completion of the Acquisition, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of KAH are included in the Company’s consolidated balance sheet as of June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021. Therefore, the results of operations of KAH in 2020 is not included in the consolidated financial statement.

Our car sales revenues are primarily driven by the number of customer traffic to the Dealerships, our inventory selection, the effectiveness of our branding and marketing efforts, the quality of our customer services, our pricing and competition in our industry. The Company invested significant resources in revamping the car sales business after the completion of the reverse merger, which contributed the growt of the car sales.

Cost of Revenues

Cost of revenues consists of costs directly related to used-car sales and new-car wholesales. The following table sets forth the breakdown of our cost of revenues, both in absolute amounts and as percentages of our total cost of revenues, for the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Car sales	248,583	100.0	82,194	100.0	31,193	100%
Total cost of revenues	248,583	100.0	82,194	100.0	31,193	100%

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

Operating Expenses

Our operating expenses consist of general and administrative expenses, selling and marketing expenses, and loss from impairment of goodwill. The following table sets forth our operating expenses for continuing operations, both in absolute amounts and as percentages of our total operating expenses for the periods indicated:

	For the Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling and marketing	481	0.3	2,097	4.3	3,313	15.5%
General and administrative	43,734	23.2	46,488	95.7	18,013	84.5%
Impairment of goodwill	143,655	76.5	—	—	—	—
Total operating expenses	187,870	100.0	48,585	100.0	21,326	100%

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

	For the Years Ended December 31,
	2021		2022		2023

	(in thousands, except for percentage)
		%		%		%
Total revenues	253,840	100.0	82,840	100.0	31,535	100.0
Total cost of revenues	248,583	97.9	82,194	99.2	31,193	98.9
Gross profit	5,257	2.1	646	0.8	342	1.1
Operating expenses:
Selling and marketing expenses	481	0.2	2,097	2.5	3,313	10.5
General and administrative expenses	43,734	17.2	46,488	56.1	18,013	57.1
Impairment of goodwill	143,655	56.6	—	—	—	—
Total operating expenses	187,870	74.0	48,585	58.6	21,326	67.6
Loss from operations	(182,613)	(71.9)	(47,939)	(57.9)	(20,984)	(66.5)
Other income (expenses), net	(4)	(0.0)	728	0.9	(10)	(0.0)
Foreign currency exchange gain (loss)	(432)	(0.2)	(139)	(0.2)	(10)	(0.0)
Interest expense, net	(245)	(0.1)	(1,034)	(1.2)	(525)	(1.7)
Change in fair value of warrants	1,995	0.8	316	0.4	(207)	(0.7)
Impairment of other receivables	—	—	—	—	(8,848)	(28.1)
Impairment of prepaid expenses and other current assets	(4,216)	(1.7)	(22,921)	(25.9)	(23,262)	(73.8)
Provision for dealership settlement	(11,142)	(4.4)	(15,134)	(18.3)	—	—
Gain on disposal of subsidiaries	—	—	1,578	1.9	64	(0.2)
Loss before income tax provision	(196,657)	(77.5)	(84,545)	(100.3)	(53,782)	(170.5)
Income tax benefit (expense)	729	0.3	(74)	(0.1)	228	(0.7)
Net loss	(195,928)	(77.2)	(84,619)	(100.4)	(53,554)	(169.8)

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenues

Our total revenues decreased from US$82.8 million in 2022 to US$31.5 million in 2023, primarily due to the decline in auto sales volume.

Cost of Revenues

Our cost of revenues for the new car wholesales decreased from US$82.2 million in 2022 to US$31.2 million in 2023, corresponding to the decline in sales revenues.

Gross Profit

As a result of the foregoing, we recorded gross profit of US$646 thousand in 2022 and gross profit of US$342 thousand in 2023.

Operating Expenses

Our total operating expenses decreased from US$48.6 million in 2022 to US$24.2 million in 2023. The difference is mainly resulted from a decrease in general and administrative expenses.

●	Selling and marketing expenses. Our selling and marketing expenses increase from US$2,097 thousand in 2022 to US$3313 thousand in 2023. The increase resulted from higher sales incentives expenses to the Dealerships.
●	General and administrative expenses. Our general and administrative expenses decreased from US$46,488 thousand in 2022 to US$18,013 thousand in 2023. The decrease was primarily due to lower share-based compensation expense in 2023.

Other Income (Expenses)

Other expense was US$728 thousand in 2022, as compared to other income of US$10 thousand in 2023.

Interest Expenses, Net

Our interest expenses, net were US$1,034 thousand in 2022 and US$525 thousand in 2023.

Change in fair value of warrants

Gain from change in fair value of warrants was US$316 thousand in 2022, as compared to loss from change in fair value of warrants of US$207 in 2023.

Impairment of other receivables

There is a loss on impairment of other receivables of US$8.8 million in 2023.

Impairment of prepaid expenses and other current assets

Loss from impairment of other non-current assets was US$22.9 million and US$23.3 million in 2022 and 2023, respectively.

Provision for dealership settlement

Loss from provision for dealership settlement was US$15.1 million and nil in 2022 and 2023, respectively.

Gain on disposal of subsidiaries

There is a gain on disposal of subsidiaries of US$64 thousand in 2023.

Income Tax Benefit (Expense)

Our income tax expense was US$74 thousand in 2022, and our income tax benefit was US$228 thousand in 2023.

Net Loss

As a result of the foregoing, we recorded net losses of US$84.6 million and US$53.6 million in 2022 and 2023, respectively.

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

Gross Profit

As a result of the foregoing, we recorded gross profit of US$5,257 thousand in 2021 and gross profit of US$646 thousand in 2022.

Operating Expenses

Our total operating expenses decreased from US$187.8 million in 2021 to US$48.6 million in 2022. The difference is mainly resulted from the one-time loss from goodwill impairment of US$143.7 million.

●	Selling and marketing expenses. Our selling and marketing expenses increased from US$481 thousand in 2021 to US$2,097 thousand in 2022. The increase resulted from the provision for sales incentives of US$1,638 thousand.
●	General and administrative expenses. Our general and administrative expenses increased from US$43,734 thousand in 2021 to US$46,488 thousand in 2022. The increase was primarily due to amortization of trademark of US$1,681 thousand.

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

Recent Accounting Pronouncements

See Part III, “Financial Statements — Note 2 — Summary of significant accounting policies — Recent accounting pronouncements”.

B.Liquidity and Capital Resources

Cash flows and working capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2023, we generated negative cash flows from operating activities that amounted to US$2.1 million and has working capital of negative US$10.9 million as of December 31, 2023. KX Venturas 4 LLC invested US$3.0 million in convertible preferred shares of the Company on December 28, 2020, which were all converted to ordinary shares during 2021. Moatable purchased US$6.0 million convertible preferred shares of the Company on March 31, 2021. Derong Group Limited invested US$4.6 million in the Company in February 2022 and received ordinary shares in March 2022. A group of investors, namely Mr. Long Li, Hermann Limited and Aslan Family Limited, invested in $1.0 million in ordinary shares in November 2023.

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

Net cash used in operating activities was US$2.1 million, US$2.4 million and US$2.1 million in 2021, 2022 and 2023, respectively. As of December 31, 2023, we had cash of approximately US$2.1 million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2021	2022	2023

	(in thousands of US$)
Net cash used in operating activities	(2,103)	(2,394)	(2,108)
Net cash (used in) provided by investing activities	4,267	(156)	(3,134)
Net cash provided by financing activities	2,000	5,406	1,015
Cash and cash equivalents at beginning of year	607	5,263	7,102
Cash and cash equivalents at end of year	5,263	7,102	2,085

Operating Activities

Net cash used in operating activities was US$2.1 million in 2023. The principal item accounting for the difference between our net loss and the net cash used in operating activities in 2023 were a loss from impairment of other non-current assets of US$23.3 million, loss from impairment of other receivables of US$8.8 million, share-based compensation expense of US$12.0 million, and depreciaton and amortization expenses of $2.3 million.

Net cash used in operating activities was US$2.4 million in 2022. The principal item accounting for the difference between our net loss and the net cash used in operating activities in 2022 were a loss from impairment of other non-current assets of US$22.9 million, provision for dealership settlement of US$15.1 million, and share-based compensation expense of US$39.3 million.

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

Investing Activities

Net cash used in investing activities was US$3.1 million in 2023, which was mostly attributable to cash disposed on disposal of subsidiaries.

Net cash used in investing activities was US$0.2 million in 2022, which was mostly attributable to cash disposed on disposal of subsidiaries.

Net cash provided by investing activities was US$4.3 million in 2021, which was mostly attributable to Cash acquired on reverse acquisition of US$4.3 million.

Financing Activities

Net cash provided by financing activities was US$1.0 million in 2023, which was primarily attributable to proceeds from issuance of ordinary shares and warrants.

Net cash provided by financing activities was US$5.4 million in 2022, which was primarily attributable to proceeds from issuance of ordinary shares of US$4.7 million and a convertible note of US$2.0 million, partially offset by cash paid for offering cost of US$2.0 million.

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

Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2023:

		Less than 1			More than
	Total	year	1–3 years	3–5 years	5 years

	(in thousands of US$)
Operating Lease Obligations(1)	364	126	238	—	—
Loans and Convertible Note obligations	2,392	2,392	—	—	—
Total	2,756	2,518	238	—	—
(1)	Representing contractual undiscounted operating lease obligations relating to our non-cancelable lease of offices and facilitates.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Capital Expenditures

Our capital expenditures were US$32 thousand, US$59 thousand and US$396 thousand in 2021, 2022 and 2023, respectively. In 2023, our capital expenditures were mainly used to purchase of vehicles used in our business. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Our Company, Kaixin Holdings, is a holding company with no operations of its own. We own and conduct operations primarily through operating subsidiaries in China. As a result, we rely on dividends and other distributions paid by our operating subsidiaries to pay dividends to our shareholders or to service our outstanding debts. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC laws, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

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

However, we believe material weaknesses persist in (i) lack of sufficient resources with US GAAP and the SEC reporting experiences, which could adversely affect the Company’s ability to provide accurate disclosures on a timely matter; (ii) the lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning as of December 31, 2023.

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2022. However, since our public float was not over US$75 million on June 30, 2023, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2023.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development”.

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

E.	Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20 - F, certain accounting policies are deemed “critical”, including (i) revenue recognition; (ii) business combinations, (iii) goodwill, and (iv) fair value measurements, since they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

Certain noncontrolling shareholders has not reached settlement agreements with the Company yet, but still keep a good business partnership with the Company. These noncontrolling shareholders has signed and issued ownership statements certifying the Company is the owner of certain inventories which also stated a guaranteed amount of the inventories that the noncontrolling shareholders agreed to acknowledge for the purpose of settlement. The guaranteed amount was deemed as the minimum net recoverable amount of the various assets detained by these noncontrolling shareholders, which had been reclassified as prepayment for vehicle purchase and other current assets as of December 31, 2021, 2022 and 2023.

The Company maintains an allowance for doubtful accounts for the prepayments based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. As prepayment for vehicle purchase mainly was paid to noncontrolling shareholders for purchasing cars as of December 31, 2021, if the relationship with noncontrolling shareholders and the financial condition of suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. The Company recorded impairment loss of US$22.9 million and US$23.3 million for prepaid expenses and other current assets for the years ended December 31, 2022 and 2023, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Company assessed goodwill for impairment on annual basis in accordance with ASC 350-20, Intangibles – Goodwill and Other: Goodwill, which permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

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

Intangible assets

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The Company had intangible assets of US$12.9 million as of end of 2022, mainly comprised of recognition of trademark associated with the Acquisition on June 25, 2021. The Company had intangible assets of US$24.4 million as of end of 2023, mainly from technology identified in the acquisition of Morning Star in August 2023. Estimated useful life of software, domain name and trademark is 10 years.

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

The test is a two-step quantitative test. The first step in the impairment test is to determine whether the tangible and finite-lived intangible assets are recoverable, determined by comparing the net carrying value of the assets to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset group. An impairment shall be recognized if the assets are found to be recoverable. The second step in the impairment test is to measure and recognize the impairment loss as the difference between the asset’s estimated fair value and its carrying amount, if the assets are not recoverable. The Company did not record any impairment charge for the years ended 2021, 2022 and 2023.

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

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we would realize the deferred tax assets in excess of, or below, the current net carrying amount, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease in earnings. The amount of valuation allowances was US$24.2 million, US$1.1 million and nil as of December 31, 2021, 2022 and 2023, respectively.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021, 2022 and 2023, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title
Mingjun Lin	49	Director and Chief Executive Officer
Yi Yang	52	Director and Chief Financial Officer
Xiaolei Gu	37	Director
Deqiang Chen	57	Independent Director
Xiaoning Wu	60	Independent Director

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

Xiaoning Wu has served as our director since January 2024. He has been serving as the chairman of Shangdong Zibo Fengdu Jiantao Company since 2003 and possesses rich experience in corporate financial management, capital investments, and sales areas. He also served as an accountant and the corporate controller of Taishun Zhanzhou Construction Company from 1986 to 1993 and as the CEO of Nantong Yongxing from 1994 to 2003.

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$0.56 million in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Equity Incentive Plans

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

2022 Equity Incentive Plan

Our 2022 equity incentive plan (the “2022 Plan”), was adopted by our Board on May 17, 2022. The 2022 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 39,500,000 ordinary shares may be granted as awards under the 2022 Plan.

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

Term

Unless terminated earlier, the 2022 Plan will terminate on May 17, 2032. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

2023 Equity Incentive Plan

Our 2023 equity incentive plan (the “2023 Plan”), was adopted by our Board on January 17, 2023. The 2023 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 39,500,000 ordinary shares may be granted as awards under the 2023 Plan.

The following paragraphs describe the principal terms of the 2023 Plan.

Administration

The 2023 Plan is administered by sole director, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then the plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the 2023 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the 2023 Plan is defined as: (i) the board of directors changes such that there is turnover of at least 50% of the members of the board; (ii) the shareholders approve any plan or proposal for the liquidation or dissolution of the company; (iii) the shareholders approve any consolidation, merger or share exchange of the company in which the company ceases to exist as a corporation, or as a result of which, the ordinary shares would be converted into cash, securities or other properties; or (iv) any sale, lease, exchange or other transfer of all or substantially all of the company’s assets. There will be an exception to the definition of “change of control” as follows: a transaction described in (iii) or (iv) shall not be a “change of control” if (A) after such transaction the board of directors did not undergo a turnover of at least 50% of the members of the board of directors, and/or such unchanged board of directors controls an entity which directly or indirectly holds a majority of the ordinary shares of the continuing, surviving or acquiring entity referenced in (iii) or (iv); and (B) such successor entity assumes all outstanding share awards under the 2023 Plan.

Term

Unless terminated earlier, the 2023 Plan will terminate on January 17, 2033. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

Granted Awards

The table below summarizes, as of March 31, 2024, the outstanding options and restricted shares that have been granted to our directors and executive officers.

	Number of
	shares
	underlying	Exercise
	awards	price (US$
Name	granted(1)	per share)	Grant date	Expiration date
Deqiang Chen	14,998	N/A	October 21, 2021, December 28, 2022 and September 11, 2023	October 21, 2031, December 28, 2032 and and September 11, 2023, respectively
Mingjun Lin	133,333	N/A	October 21, 2021	October 21, 2031
Xiaolei Gu	49,999	N/A	October 21, 2021, December 28, 2022 and September 11, 2023	October 21, 2031, December 28, 2032 and September 2033, respectively
Total	198,330

Notes:

(1)	In the form of restricted shares.
C.	Board Practices.

Board of Directors

Under our memorandum and articles of association, our company shall have not less than three (3) and not more than nine (9) directors, unless such number is changed by special resolution of our shareholders. Mr. Mingjun Lin shall have the right to appoint or remove three (3) directors, including one (1) independent director (as that term is defined under the Nasdaq Stock Market Rules), by delivering a written notice to our Company. Moatable shall have the right to appoint or remove two (2) directors, including one (1) independent director, by delivering a written notice to our Company. Mr. Mingjun Lin shall have the right to designate the chief executive officer of our Company to be appointed by the directors.

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

Audit Committee

Our audit committee consists of Xiaoning Wu. Xiaoning Wu is the chairman of our audit committee. We have determined that Xiaoning Wu satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that Xiaoning Wu qualifies as an “audit committee financial expert”. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Xiaoning Wu. Xiaoning Wu is the chairman of our compensation committee. We have determined that Xiaoning Wu satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Governance Committee

Our nominating and governance committee consists of Xiaoning Wu. We have determined that Xiaoning Wu satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise skills which they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skills than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved towards an objective standard with regards to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure the compliance with our memorandum and articles of association, as amended and/or restated from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Other than the directors that may be appointed by Mr. Mingjun Lin and Ms. Lucy Yi Yangin accordance with our memorandum and articles of association, our directors may be elected by ordinary resolution by our shareholders. Our directors may by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting, have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to our Company’s compliance with the director nomination procedures required under the applicable corporate governance rules of the Nasdaq as long as our ordinary shares are trading on the Nasdaq. Our directors are not subject to a term of office and each director shall hold office until his or her successor shall have been elected and qualified. A director may be removed from office by special resolution of our shareholders at any time before the expiration of his or her term, except that Mr. Mingjun Lin and Ms. Lucy Yi Yangshall have the exclusive right to remove any director appointed by them.

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

D.Employees.

We had 23 employees as of December 31, 2023. The following table sets forth the number of our employees categorized by function as of December 31, 2023:

	Number of	% of Total
Functional Area	Employees	Employees
Management and administration	16	70%
Sales and marketing	6	26%
Research and development	1	4%
Total	23	100.0%

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

E.Share Ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 59,645,217 Class A ordinary shares and 1,000,000 Class B ordinay shares outstanding as of March 31, 2024.

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

			% of
			Ownership
	Number of	Number of	of total Class A	% of
	Class A	Class B	ordinary shares	aggregate
	ordinary	ordinary	and Class B	voting
Beneficial Owners(1)	shares	shares	ordinary shares	power**
Directors and Executive Officers:
Mingjun Lin	133,333	550,000	1.1	44.4
Yi Yang	—	450,000	0.7	36.3
Deqiang Chen	*	—	*	*
Xiaolei Gu	*	—	*	*
All Directors and Executive Officers as a Group	198,330	1,000,000	2.0	80.8
Principal Shareholders:
Morning Star EV Inc.(2)	4,000,000	—	6.6	1.3

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**

For each person and group included in this column, percentage voting power is calculated by dividing voting power beneficially owned by such person or group by voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters subject to vote at our general meeting. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder thereof, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

(1)	Unless otherwise indicated, the business address of each of the beneficial owners is c/o Kaixin Holdings, Unit B2-303-137, 198 Qidi Road, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, People’s Republic of China.
(2)	Morning Star EV Inc. is a company incorporated under the laws of the British Virgin Islands with limited liabilities with the registered address of Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Morning Star EV Inc. is wholly owned by Lei Gu.

In addition, Kaixin Holdings entered into a definitive securities purchase agreement with KX Venturas 4 LLC as the investor on December 28, 2020 pursuant to which the investor has the right to invest US$6.0 million in newly designated convertible preferred shares of Kaixin and US$4.0 million in ordinary shares of Kaixin. The preferred shares are convertible into the Kaixin’s ordinary shares at a conversion price of US$3.00, subject to customary anti-dilution adjustments. The preferred shares have no voting rights. The first tranche of US$3.0 million of the investment closed on December 29, 2020. Pursuant to the purchase agreement, the investor will also receive warrants to subscribe for Kaixin’s ordinary shares at an exercise price of US$3.00 per share.

In May 2023, the Company issued 50,000 convertible preferred shares of the Company to Stanley Star in connection of the disposal of the Disposal Group. The preferred shares are convertible, at any time and from time to time from at the option of the holder, into 50,000,000 ordinary shares of the Company.

As of March 31, 2024, our shares were held by ten record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of A Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Directors, Senior Management and Employees — Share Ownership”.

B.	Related Party Transactions.

Related Party Transactions with Moatable

On March 31, 2021, Kaixin entered into a definitive securities purchase agreement with Moatable pursuant to which Moatable invested US$6,000,000 in newly designated convertible preferred shares of Kaixin. The preferred shares are convertible into Kaixin’s ordinary shares at the conversion price of US$3.00, subject to customary anti-dilution adjustments. The preferred shares have no voting right. The investment closed on April 8, 2021.

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Share Incentives

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans.”

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

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

The following are the summaries of material provisions of our fourth amended and restated memorandum and articles of association then effective during the financial year ended 31 December 2023, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any objects that are not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

Voting Rights. Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. Holders of ordinary shares shall at all times vote together as one class on all matters submitted to a vote by shareholders. In respect of matters requiring shareholders’ vote, on a poll, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than one-tenth of the paid up voting share capital.

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

Shareholders’ general meetings may be convened by any director. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

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

Our memorandum and articles of association may also authorizes our Board to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, properties and liabilities in one of such companies as the surviving company; and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority”.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding in aggregate as at the date of the requisition not less than one-fifth of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we may but are not obliged by the law to call shareholders’ annual general meetings.

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

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, and any restructuring officer so appointed shall have such powers and carry out only such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court and subject to such terms as the court may impose. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, whenever our share capital is divided into different classes, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

D.Exchange Controls.

See “Item 4. Information on the Company — B. Business Overview — PRC Regulation— Regulations on Foreign Exchange”.

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Based upon our current and projected income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current taxable year or foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary.

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

J.Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our Company is the U.S. dollar. The functional currency of our PRC subsidiaries is the Renminbi, and the functional currency of our Hong Kong subsidiaries is the Hong Kong Dollar.We use the U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a net foreign exchange gain of US$0.4 million in 2021, and a net foreign exchange gain of US$1.9 million in 2022, and a net foreign exchange loss of US$1.3 million in 2023.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 increased 1.5%, 2.0% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

See “Item 10. Additional Information — B. Memorandum and Articles of Association.” for a description of the rights of securities holders.

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

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2023 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the Commission, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified the following material weaknesses in our internal control over financial reporting:

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

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2023. Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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

Attestation Report of the Independent Registered Public Accounting Firm

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2022. However, since our public float was not over US$75 million on June 30, 2023, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2023.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.     [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board has determined that Xiaoning Wu, the chairman of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and satifies the “independence” requirements of of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

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

	For the Years Ended December 31,
	2022	2023

	(in thousands of US$)
Audit fees(1)	618	328
Total	618	328
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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.   INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K.    CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management aligns with and shares common methodologies and reporting channels with our broader risk management.

Key features of our cybersecurity risk management program include, but are not limited to, the following:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT Systems environment;
●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	processes for monitoring for vulnerabilities of our technology which includes code review (as necessary), testing and analysis of software across the software lifecycle;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	physical and technical security measures, including encryption, authentication, and access controls;
●	cybersecurity awareness training and internal cybersecurity resources for our employees;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
●	a third-party risk management process for service providers, suppliers, and vendors who access our system and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business — Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and undertakes overall risk management, including oversight of cybersecurity and other information technology risks.

Our board of directors receives quarterly reports from management on our cybersecurity risks. In addition, management updates our board of directors, as necessary, regarding any significant cybersecurity incidents. Our board of directors also receives briefings from management on our cyber risk management program.

Our management has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management and the security team, including our chief financial officer and information technology director, is responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes over twenty years of expertise in the IT and cybrersecurity fields and extensive connections with IT professionals and service providers.

Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT Systems environment.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1*	Fifth Amended and Restated Memorandum and Articles of Association of Kaixin Holdings, as adopted by a special resolution on March 4, 2024.
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
4.39

Securities Purchase Agreement between Kaixin and Streeterville Capital, LLC dated November 19, 2021 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on April 29, 2022)

4.40

Convertible Promissory Note in the principle amount of $2,180,000 between Kaixin and Streeterville Capital, LLC dated November 19, 2021 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on April 29, 2022)

4.41

Securities Purchase Agreement between Kaixin and Streeterville Capital, LLC dated April 8, 2022 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on May 16, 2023)

4.42

Convertible Promissory Note in the principle amount of $2,180,000 between Kaixin and Streeterville Capital, LLC dated April 8, 2022 (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on May 16, 2023)

4.43	2022 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S-8 (File No. 001-38261), initially filed with the SEC on May 27, 2022)

4.44

Equity Transfer Agreement, dated August 5, 2022, between Kaixin Auto Group and Stanley Start Group Inc. (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on May 16, 2023)

4.45

The Supplemental Agreement to the Equity Transfer Agreement, dated December 28, 2022, between Kaixin Auto Group, Kaixin Auto Holdings and Stanley Start Group Inc. (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on May 16, 2023)

4.46

Kaixin Auto Holdings Certificate of Designation of Series F Convertible Preferred Shares, dated March 24, 2023 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on May 16, 2023)

4.47

Securities Purchase Agreement, dated March 24, 2023, by and between Kaixin Auto Holdings and Stanley Star Group Inc. (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on May 16, 2023)

4.48	2023 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S-8 (File No. 333-270487), initially filed with the SEC on March 13, 2023)
4.49

Securities Purchase Agreement, dated March 24, 2023, by and between Kaixin Auto Holdings and Mr. Long Li, Hermann Limited and Aslan Family Limited (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on November 7, 2023)

8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC, Independent Registered Public Accounting Firm
15.2*	Consent of Marcum Asian CPAs LLP, Independent Registered Public Accounting Firm
97.1*	Clawback Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: April 29, 2024

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kaixin Holdings (formerly known as “Kaixin Auto Holdings”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaixin Holdings and subsidiaries (the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years period ended December 31, 2022 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Going Concern

As disclosed in Note 2 to the consolidated financial statements, the Company has incurred a loss of $53.6 million and negative cash flows from operating activities of $2.1 million.  As at December 31, 2023, the Company had net current liabilities of $10.9 million. Management addresses its ability to continue as a going concern by seeking to obtain the financial support from two major shareholders of the Company, and other financing to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the risk of bias in management’s judgement and assumptions in their determination.

Our principal audit procedures relating to the going concern:

●

Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

●	Assessing the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists;

●	Review the relevant disclosures to the consolidated financial statements.

Impairment of Intangible Assets (Including goodwill)

As noted in Note 8 of the financial statements, the Company has recorded trademarks, technology and software as intangible assets, with a carrying amount of $24.4 million. During 2023, the Company has recorded $38.2 million of goodwill arising from the acquisition of Morning Star.

The principal consideration for our determination that auditing impairment of intangible assets (including goodwill) is a critical audit matter is due to the degree of complexity and judgment used by management in developing the fair value measurement, which led to a high degree of audit judgment and subjectivity and significant effort in performing procedures relating to fair value measurement.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included:

●	Reviewing procedures of management’s impairment assessment;

●	Evaluating the reasonableness of the valuation methodology used by management; and

●	Testing the completeness and accuracy of the underlying data used by the management.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kaixin Holdings (formerly known as “Kaixin Auto Holdings”)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, change in equity and cash flows of Kaixin Holdings (“the Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flow for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease in year ended December 31, 2021 due to the adoption of Accounting Standards Codification Topic 842, Leases, as amended, effective January 1, 2021, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, NY

April 28, 2022

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,085	$7,102
Inventories	65	31
Other receivables	—	8,848
Due from related parties	1,455	—
Prepayment for vehicle purchase and other current assets, net	597	26,321
TOTAL CURRENT ASSETS	4,202	42,302
Property and equipment, net	403	49
Goodwill	38,201	—
Intangible assets, net	24,438	12,903
Operating lease right-of-use assets	389	428
TOTAL NON-CURRENT ASSETS	63,431	13,380
TOTAL ASSETS	$67,633	$55,682

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$—	$2,000
Accounts payable	94	—
Short-term operating lease liabilities	126	119
Convertible notes	2,392	4,305
Income tax payable	764	776
Amounts due to related parties	2,187	1,627
Warrant liability	232	24
Payable for sales incentive	417	1,638
Accrued expenses and other current liabilities	8,903	9,379
TOTAL CURRENT LIABILITIES	15,115	19,868
Long-term operating lease liabilities	238	311
Deferred tax liabilities	3,263	—
TOTAL LIABILITIES	$18,616	$20,179

COMMITMENT AND CONTINGENCIES

EQUITY
Ordinary Shares (par value of $0.00075 per shares; 66,666,667 shares authorized, 49,806,556 and 15,891,257 shares issued as of December 31, 2023 and 2022, respectively. 49,806,556 and 15,216,681 shares outstanding as of December 31, 2023 and 2022, respectively)*	37	11
Series D convertible preferred shares (par value of $0.0001, 6,000 shares and 6,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively.)	1	1
Series F convertible preferred shares (par value of 0.00005, 43,000 shares and 50,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively)	1	2
Additional paid-in capital	399,117	312,831
Subscription receivable	(17,900)	—
Statutory reserve	8	8
Accumulated deficit	(336,571)	(283,008)
Accumulated other comprehensive income	890	1,470
TOTAL KAIXIN HOLDINGS’ SHAREHOLDERS’ EQUITY	45,583	31,315
Non-controlling interests	3,434	4,188
TOTAL EQUITY	49,017	35,503
TOTAL LIABILITIES AND EQUITY	$67,633	$55,682

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the years ended December 31,
	2023	2022	2021
Revenue, net	$31,535	$82,840	$253,840
Cost of revenues	31,193	82,194	248,583
Gross Profit	342	646	5,257
Operating Expenses
Selling and marketing expenses	3,313	2,097	481
General and administrative expenses	18,013	46,488	43,734
Impairment of goodwill	—	—	143,655
Total Operating Expenses	21,326	48,585	187,870

Loss from Operations	(20,984)	(47,939)	(182,613)

Other Income (Expenses):
Other (expenses) income, net	(9)	728	(4)
Foreign currency exchange loss	(10)	(139)	(432)
Interest expense, net	(525)	(1,034)	(245)
Gain on disposal of subsidiaries	64	1,578	—
Change in fair value of warrants	(208)	316	1,995
Impairment of other receivables	(8,848)	—	—
Impairment of prepaid expenses and other current assets	(23,262)	(22,921)	(4,216)
Provision for dealership settlement	—	(15,134)	(11,142)
Other expenses, net	(32,798)	(36,606)	(14,044)
Loss Before Income Tax	(53,782)	(84,545)	(196,657)
Income tax benefit (expenses)	228	(74)	729
Net Loss	(53,554)	(84,619)	(195,928)
Less: net income attributable to non-controlling interests	9	87	651
Net Loss Attributable to Kaixin’s Shareholders	$(53,563)	$(84,706)	$(196,579)
Net Loss	$(53,554)	$(84,619)	$(195,928)
Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(1,343)	1,866	512
Comprehensive Loss	(54,897)	(82,753)	(195,416)
Less: comprehensive income (loss) attributable to non-controlling interest	754	940	(768)
Comprehensive Loss Attributable to Kaixin’s Shareholders	$(54,143)	$(81,813)	$(196,184)
Loss Per Share
Basic and diluted*	(2.34)	(6.35)	(25.77)
Weighted Average Shares Used in Calculating Net Loss Per Share
Basic and diluted*	22,883,555	13,344,477	7,627,757

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

									Accumulated
					Additional				Other	Total	Non-	Total
	Preferred shares		Ordinary shares		paid-in	Subscription	Statutory	Accumulated	Comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	receivable	reserve	deficit	(loss) income	equity	interest	Equity
Balance as of December 31, 2020	—	$—	4,935,700	$4	$7,632	$—	$8	$(1,723)	$242	$6,163	$—	$6,163
Net loss	—	—	—	—	—	—	—	(196,579)	—	(196,579)	651	(195,928)
Reverse acquisition	6,000	1	4,628,333	3	167,756	—	—	—	—	167,760	7,649	175,409
Vesting of restricted shares award	—	—	1,238,668	1	40,335	—	—	—	—	40,336	—	40,336
Share-based compensation-option	—	—	—	—	1,254	—	—	—	—	1,254	—	1,254
Series A preferred shares conversion	—	—	72,610	—	1,436	—	—	—	—	1,436	—	1,436
Contingent liabilities assumed by Moatable, Inc.	—	—	—	—	8,897	—	—	—	—	8,897	—	8,897
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	395	395	117	512
Balance as of December 31, 2021	6,000	$1	10,875,311	$8	$227,310	$—	$8	$(198,302)	$637	$29,662	$8,417	$38,079
Net loss	—	—	—	—	—	—	—	(84,706)	—	(84,706)	87	(84,619)
Issuance of ordinary shares and warrant for private placement	—	—	293,769	1	4,243	—	—	—	—	4,244	—	4,244
Shareholder investment	—	—	—	—	—	—	—	—	—	-	665	665
Dispose subsidiaries	—	—	—	—	—	—	—	—	(2,060)	(2,060)	(3,954)	(6,014)
Issuance of preferred shares	50,000	2	—	—	24,591	—	—	—	—	24,593	—	24,593
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,893	2,893	(1,027)	1,866
Vesting of restricted shares award	—	—	2,594,086	1	39,309	—	—	—	—	39,310	—	39,310
Issuance of ordinary shares held in escrow	—	—	1,453,515	1	17,378	—	—	—	—	17,379	—	17,379
Balance as of December 31, 2022	56,000	$3	15,216,681	$11	$312,831	$—	$8	$(283,008)	$1,470	$31,315	$4,188	$35,503
Net (loss) income	—	—	—	—	—	—	—	(53,563)	—	(53,563)	9	(53,554)
Issuance of ordinary shares and warrant for private placement	—	—	10,500,000	8	18,892	(17,900)	—	—	—	1,000	—	1,000
Issuance of ordinary shares for conversion of convertible preferred shares	(7,000)	(1)	7,000,000	5	310	—	—	—	—	397	—	314
Issuance of ordinary shares for acquisition of a subsidiary	—	—	6,666,667	5	49,095	—	—	—	—	49,100	—	49,100
Issuance of ordinary shares for redemption of warrants	—	—	6,536,000	5	60	—	—	—	—	65	—	65
Vesting of restricted shares award	—	—	2,777,393	2	11,966	—	—	—	—	11,968	—	11,968
Issuance of shares to settle payables for sales incentive	—	—	661,537	—	3,914	—	—	—	—	3,914	—	3,914
Issuance of ordinary shares for conversion of convertible notes	—	—	441,612	1	2,049	—	—	—	—	2,050	—	2,050
Issuance of ordinary shares for payments of dividends	—	—	6,666	**	**	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(580)	(580)	(763)	(1,343)
Balance as of December 31, 2023	49,000	$2	49,806,556	$37	$399,117	$(17,900)	$8	$(336,571)	$890	$45,583	$3,434	$49,017

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023.

** Less than $1,000

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(53,554)	$(84,619)	$(195,928)
Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Depreciation and amortization	2,482	1,681	787
Impairment of goodwill	—	—	143,655
Loss from the disposal of property and equipment	—	—	8
Fair value change of warrants	208	(316)	(1,995)
Share-based compensation	11,968	39,310	41,589
Foreign currency exchange (gain) loss	(10)	(139)	432
Impairment of other receivables	8,848	—	—
Impairment of prepaid expenses and other current assets	23,262	22,921	4,216
Provision for dealership settlement	—	15,134	11,142
Provision for sales incentive	2,701	1,638	—
Gain on disposal of subsidiaries	(64)	(1,578)	—
Financial expenses	32	1,103	—
Interest expenses of convertible note in interest method	493	683	22
Deferred tax liabilities	(229)	—	—
Changes in operating assets and liabilities:
Inventories	(35)	373	(404)
Prepayment for vehicle purchase and other current assets	1,653	355	(6,121)
Amount due from related parties	(1,458)	—	326
Other non-current assets	(6)
Accounts payable	106	(38)	(111)
Advances from customers	—	(390)	(318)
Accrued expenses and other current liabilities	2,790	1,984	1,287
Short-term lease liabilities	(28)	(98)	(31)
Amount due to related parties	(1,237)	—	25
Income tax payable	(30)	(398)	(684)
Net cash used in operating activities	(2,108)	(2,394)	(2,103)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net	(396)	(59)	—
Purchase of intangible assets	—	—	(32)
Cash disposed on disposal of subsidiaries	(2,740)	(97)	—
Cash disposed on acquisition of a subsidiary	2	—	—
Cash acquired on reverse acquisition	—	—	4,299
Net cash (used in) provided by investing activities	(3,134)	(156)	4,267

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrant	1,065	4,717	—
Proceeds from convertible note	—	2,000	2,000
Repayment of convertible note	(50)	—	—
Cash paid for offering cost	—	(1,976)	—
Capital contribution	—	665	—
Net cash provided by financing activities	1,015	5,406	2,000

Effect of exchange rate changes on cash and cash equivalents	(790)	(1,017)	492
Net changes in cash and cash equivalents	(5,017)	1,839	4,656
Cash and cash equivalents at beginning of year	7,102	5,263	607
Cash and cash equivalents at end of year	$2,085	$7,102	$5,263

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	$—	$(362)	$23
Income tax paid	$—	$26	$—

NON-CASH ACTIVITIES:
Net assets acquired on reverse acquisition (See Note 3)	$—	$—	$161,760
Issuance of Series F preferred shares in connection a disposal of subsidiaries	$—	$(24,593)	$—
Vesting of restricted shares award	$—	$—	$1
Obtaining right-of-use assets in exchange for operating lease liabilities	$328	$—	$515
Issuance of ordinary shares for conversion of convertible notes	$2,050	$—	$—
Issuance of ordinary shares for acquisition of a subsidiary	$49,100	$—	$—
Recognition of intangible assets from acquisition of a subsidiary	$13,972	$—	$—
Receivable due from issuance of ordinary shares and warrants in private placements	$17,900	$—	$—
Issuance of shares to settle payables for sales incentive	$3,914	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Holdings (formerly known as Kaixin Auto Holdings) (“the Company” or “KAH”), was incorporated in the Cayman Islands in 2016.

On June 25, 2021, KAH completed a business combination with Haitaoche Limited (“Haitaoche”, or “HTC”), resulting in KAH acquiring 100% of the share capital of Haitaoche in exchange for an aggregate of 4,935,700 ordinary shares (after giving effects of the Share Consolidation as mentioned below), which was issued to several former shareholders of Haitaoche. The business combination was treated as a reverse acquisition of KAH under ASC 805, using the acquisition method of accounting, and Haitaoche was deemed to be the accounting acquirer. (See Note 3).

Following the completion of the reverse acquisition, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Group. The acquired assets and liabilities of KAH are included in the Group’s consolidated balance sheets since June 25, 2021 and the results of its operations and cash flows are included in the Group’s consolidated statement of operations and comprehensive loss and cash flows for periods beginning after June 25, 2021.

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 per share and 66,666,667 preferred shares of a par value of US$0.00075 per share.

Acquisition of a subsidiary

On August 22, 2023, the Group closed the acquisition of 100% equity interest in Morning Star Auto Inc. (“Morning Star”) at share consideration of $20,250. The Group issued 6,666,667 ordinary shares (after giving effects of the Share Consolidation as mentioned above) in the acquisition.

Setup new subsidiaries

In September 2023, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Yuanman Business Management Co. Ltd.. The Group owned 100% equity interest in the subsidiary.

In February through March 2023, the Group, through one of its subsidiaries in the PRC, set up three subsidiaries. Namely, Zhejiang Kaixin Daman Automobile Trading Co. Ltd., Zhejiang Kaixin Jingtao Automobile Trading Co. Ltd., and Zhejiang Kaixin Manman Commuting Technology Co. Ltd. The Group owned 70% equity interest in these three subsidiaries.

Disposition of subsidiaries

On February 2, 2023, the Company entered into a share transfer agreement with Kairui Consulting Hong Kong Limited (“Karui”), pursuant to which the Company transferred 100% equity interest in Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”), a subsidiary engaged in new car trading business, at consideration of $2,700,000. In addition, the Company, Karui and Scytech Limited (“Sytech”) entered into a settlement agreement, pursuant to which Kairui would pay $2,700,000 to Scytech Limited to settled the Company’s liabilities due to Scytech. The management believed the transfer of share interest in Zhejiang Taohaoche does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

In June 2023, the Group disposed of KAG, a Cayman holding company, to a third party. Upon disposal, KAG was a holding company and had net asset deficit of $4,158. Pursuant to the disposal agreement with third party, the Company would make payments, in the amount of net asset deficit of KAG, to the third party in the event that the net assets of KAG was below zero. Accordingly, The Group did not recognize disposal gain or loss from disposal of KAG. As of December 31, 2023, the Company did not make payments of $4,158 to the third party, and recorded the balance in accrued expenses and other current liabilities.

On August 5, 2022, the Company, through Kaixin Auto Group (“KAG”), its former subsidiary in Cayman Island, entered into a shares transfer agreement (the “Agreement”) with Stanley Star. Pursuant to the Agreement, the Group sold all the shares it held in Renren Finance Inc and its subsidiaries and VIEs and VIEs’ subsidiaries (collectively “Disposal Group”) to Stanley Star at a consideration of $1 and additional compensation shall be made if the net liabilities of the Disposal Group were different as of the closing date.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The major subsidiaries of the Company as of December 31, 2023 are summarized as below:

	Later of date of
	incorporation or	Place of	% of
Name of Subsidiaries	acquisition	Incorporation	Ownership	Principal Activities
Major subsidiaries:
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Zhejiang Kaixin Auto Co., Ltd	April 4, 2021	PRC	100%	Used car trading business
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	July 3, 2017	PRC	70%	Used car trading business
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	November 20, 2017	PRC	70%	Used car trading business
Anhui Kaixin New Energy Vehicle Co., Ltd.	January 25, 2022	PRC	100%	New energy vehicle trading business
Morning Star	August 22, 2023	PRC	100%	New energy vehicle trading business

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet. Net income (loss) and other comprehensive income (loss) are attributed to controlling and non-controlling interests, respectively.

Going concern and liquidity

For the years ended December 31, 2023, 2022 and 2021, the Company reported a net loss of approximately $53.6 million, $84.6 million and $195.9 million, respectively, and operating cash outflows approximately $2.1 million, $2.4 million and $2.1 million. In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flows in the future to support its operating and capital expenditure commitments.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of December 31, 2023, the Company had cash of approximately $2.1 million and due from related parties of approximately $1.5 million, which were highly liquid. On the other hand, the Company had current liabilities of approximately $15.1 million. Among the balance of current liabilities, convertible notes of $2.4 million, warrant liabilities of $0.2 million and payables for sales incentives of $0.4 million would be settled by ordinary shares, and the balance due to related parties of $2.2 million and other payables of $8.9 million are payable on demand and may be extended. In addition, two major shareholders of the Company have agreed to consider to provide necessary financial support in the form of debt and/or equity to the Company to enable the Company to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

The management believes that the Company will continue as a going concern in the following 12 months from the date the Company’s 2023 consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Assets measured at fair value on a recurring basis

Management of the Group considers the carrying amount of cash and cash equivalents, accounts receivable, other receivables, short-term bank loans, accounts payable, amounts due to related parties, other payables and income tax payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 18). There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2023, 2022 and 2021.

Assets measured at fair value on a nonrecurring basis

The Group measures its property, equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Goodwill is evaluated for impairment annually or more frequently if events or conditions indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value. In 2021, the Group performed impairment tests for goodwill caused by the reverse acquisition using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows, terminal growth rate of 2.5%, forecasted inflation rate of 2.5%, discount rate of 12% that would be utilized by market participants in valuing these assets or prices of similar assets. For the years ended December 31, 2022 and 2021, the Company provided impairment of $nil and $143,655 against goodwill.

In 2023, the Group performed impairment tests for goodwill caused by the acquisition of a subsidiary using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows, terminal growth rate of 2.9%, and discount rate of 23% that would be utilized by market participants in valuing these assets or prices of similar assets. For the year ended December 31, 2023, no impairment was provided against goodwill.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Warrant

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

Prepayment for vehicle purchase and other assets

Prepayment for vehicle purchase, other current assets and other non-current assets consist of prepayment to the dealership operators for purchase of vehicles, advances to suppliers, deductible input VAT, and other receivables. The Group reviews suppliers credit history and background information before advancing a payment. The Group maintains an allowance for doubtful accounts based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. For the years ended December 31, 2023, 2022 and 2021, the Group recorded impairment loss of $23,262, $22,921 and $nil against prepayment for vehicle purchase and other current assets.

Inventory

Inventory was comprised of the purchased new automobiles. Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventories turnover times of similar vehicles, as well as independent, market resources. Each reporting period the Group recognizes any necessary adjustments to reduce the cost of vehicle inventories to its net realizable value through cost of sales in the accompanying consolidated statements of operations.

Vehicle inventories are considered slow moving if they have not been sold within a 90 - day period since procurement. In estimating the level of inventories write-downs for slow moving vehicles, the Group considers historical data and forecasted customer demand, such as sales price and inventories turnover of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventories at net realizable value. There were no write-downs of inventories recorded for the years ended December 31,2023, 2022 and 2021.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if any. The depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in consolidated statements of operations and comprehensive loss in the year of disposition. Estimated useful lives are as follows:

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

Estimated Useful Life
Software	10 Years
Trademark	10 Years
Technology	4.3 Years - 6.3 Years

In accordance with ASC Topic 360, the Group reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Software and domain name are used for the business of Haitaoche and no impairment indicators was noted. The trademark recognized from the Reverse Acquisition were initial recognized using Relief-From-Royalty (“RFR”) method. The trademark was tested for impairment due to identification of impairment indicator. Technology is recognized on acquisition of Morning Star in August 2023.

The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Group did not record any impairment charge for the years ended December 31, 2023, 2022 and 2021.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

For the goodwill recognized subsequent to the reverse acquisition on June 25, 2021, the management performed qualitative assessment and noted certain facts and circumstances indicated that it was more likely than not that the fair value of the reporting unit was less than its carrying value, which required the Group to perform a quantitative test, with the income approach using discounted cash flow (“DCF”), to determine the fair value of the KAH Group reporting unit. Based on the results of the quantitative goodwill impairment test, the Group fully impaired the goodwill generated through the reverse acquisition of $143,655 in the year ended December 31, 2021.

During the year ended December 31, 2023, the Company recognized goodwill of $38,201 arising from business combination of Morning Star (Note 5). As of December 31, 2023, no impairment was provided against the goodwill.

Impairment of long-lived assets

In accordance with ASC Topic 360, the Group reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Management has performed a review of all long-lived assets and recorded impairment loss of $nil, $nil and $4,216 for other non-current assets for the years ended December 31, 2023, 2022 and 2021.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convertible notes

The Group accounts for its convertible notes under ASC 470 Debt, using the effective interest method, as a single debt instrument, from the issuance date to the maturity date. Interest expenses are recognized in the consolidated statement of operation in the period in which they are incurred. If the convertible notes are converted into equity, the Group must extinguish the related debt liability. The Group should recognize any difference between the carrying amount of the liability and the fair value of the equity instruments issued as a gain or loss in the income statement.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table identifies the disaggregation of the revenue for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the years ended December 31,
	2023	2022	2021
Used-car sales	$1,420	$80,034	$251,054
New-car wholesales	30,048	2,806	2,786
Technical services	67	—	—
Total revenues	$31,535	$82,840	$253,840

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,100). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of December 31, 2023 and 2022, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. In addition, the Group did not have any interest or penalties associated with uncertain tax position for the years ended December 31, 2023, 2022 and 2021.

Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIEs located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK dollar” or “HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive loss.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The consolidated balance sheets amount, with the exception of equity, on December 31, 2023 and December 31, 2022 were translated at RMB7.0999 to $1.00 and at RMB6.8972 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2023, 2022 and 2021 were RMB7.0802 to $1.00, RMB6.7290 to $1.00, and RMB6.3914 to $1.00, respectively.

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

A change in any of the terms or conditions of share options is accounted for as a modification of stock options. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Comprehensive loss

Comprehensive loss is comprised of the Group’s net loss and other comprehensive income (loss). The components of other comprehensive income (loss) consist solely of foreign currency translation adjustments.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500 (approximately $70) for each financial institution. The Group’s total unprotected cash held in bank amounted to approximately $1,468 as of December 31, 2023. The Group has not experienced any losses in such accounts and believes the Group is not exposed to any risks on our cash held in bank accounts.

With regard to the prepayment for purchase of used car, the Group regularly monitor and performs inspection and counting on these noncontrolling shareholders’ cars inventory to ensure the prepayments are recoverable. Regarding the other receivable due from these noncontrolling shareholders, the Group has arrangement to hold the Group’s ordinary shares issued to these parties to ensure the repayment of majority of the balances.

There were no customers that accounted for 10% or more of total revenues for the years ended December 31, 2023, 2022 and 2021. No supplier that accounted for 10% or more of total purchase for the years ended December 31, 2023, 2022 and 2021 or 10% or more of prepaid expenses and other current assets balance as of December 31, 2023 and 2022.

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

Recent Adopted Standards

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This guidance is effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group adopted ASU No. 2021-08 since January 1, 2023, and the impact of adopting this guidance on the Group’s consolidated financial statements was minimal.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Recent Accounting Pronouncements

On October 28, 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this Update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: (1) recognition of an acquired contract liability, and (2) payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU’s amendments are effective in fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for public business entities, and are effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for all other entities. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	REVERSE ACQUISITION

On June 25, 2021, KAH issued (the “Issuance”) an aggregate of 4,935,700 ordinary shares (after giving effects of the Share Consolidation as mentioned above) through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche, pursuant to the share purchase agreement (the “SPA”) entered into on December 31, 2020. Following the Issuance, Haitaoche became a wholly-owned subsidiary of KAH. Upon the consummation of the Issuance, KAH had a total of 9,564,033 outstanding ordinary shares (after giving effects of the Share Consolidation as mentioned above), and former shareholders of Haitaoche accounted for 51.61%, became the controlling shareholders of KAH. Therefore, the shareholders of Haitaoche controlled the largest portion of the voting rights in the consolidated entity, and the management of Haitaoche became the management of the consolidated entity after the reverse acquisition. The transaction is a business combination under ASC 805, using acquisition method of accounting.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.REVERSE ACQUISITION (CONTINUED)

The fair value of the consideration paid as part of the transaction as well as the fair value of identifiable assets and liabilities acquired are presented below.

Amount
Fair value of consideration transferred (1)	$161,760

Fair value of the assets acquired and the liabilities assumed
Cash and cash equivalents	$4,299
Prepaid expense	46,708
Property plant and equipment	31
Trademark (Intangible Assets)	15,100
Right-of-use assets	47
Goodwill	143,655
Subtotal of total assets	209,840
Short-term bank loan	(8,195)
Accounts payable	(406)
Advance from customers	(461)
Short-term lease liabilities	(32)
Other payables	(13,198)
Amounts due to RPT	(4,288)
Income tax payable	(4,079)
Warrants	(2,335)
Mezzanine equity-Preferred shares	(1,437)
Subtotal of total liabilities	(34,431)
Less: Non-controlling interest	(7,649)
Less: Preferred shares (2)	(6,000)
Total net assets	$161,760
(1)	The fair value of 4,628,333 ordinary shares (after giving effects of the Share Consolidation as mentioned above) issued to pre-reverse acquisition KAH shareholders is $161,760 based on the quoted fair market value of $34.95 per ordinary share (after giving effects of the Share Consolidation as mentioned above) on June 25, 2021.
(2)	It represented Series D convertible preferred shares of KAH issued to Moatable, Inc. on April 8, 2021 (see Note 18)

The unaudited pro forma information for the periods set forth below gives effect to the reverse acquisition as if the reverse acquisition had occurred as of January 1, 2021. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transactions been consummated as of that time.

2021
Unaudited
Revenue	$257,631
Net loss	$(191,468)

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.DISPOSAL OF SUBSIDIARIES

Disposal of Renren Finance Inc and its subsidiaries and VIEs and VIEs’ subsidiaries

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

On October 27, 2022 the Group calculated a gain regarding the divestiture of Disposal group as follows:

As of October 27, 2022
The carrying amount of any noncontrolling interest	$3,954
Net liabilities	24,276
28,230
Less: fair value of preferred shares issued to Stanley Star	24,592
Gain on disposal of subsidiaries	$3,638

The fair value of the preferred shares issued to the Buyer as of the closing date and the fair value was approximately $24.6 million. When the Group deconsolidated subsidiaries, the amount of accumulated other comprehensive loss $2,060 is reclassified and partially offset the gain.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.DISPOSAL OF SUBSIDIARIES (CONTINUED)

The divestiture of the Disposal Group did not constitute a strategic shift of the Group’s operations and did not have major effects on the Group’s operations and financial results; therefore, the transactions do not meet the discontinued operations criteria.

The following table summarizes the carrying amounts of the major classes of assets and liabilities of the Disposal Group as of October 27, 2022:

As of October 27, 2022
Cash and cash equivalents	$97
Prepaid expenses and other current assets	1,983
Property and equipment, net	4
Intangible assets, net	20
TOTAL ASSETS	2,104

Accounts payable	(257)
Advance from customers	(163)
Long-term bank loan	(5,476)
Income tax payable	(2,225)
Amount due to Kaixin	(8,848)
VAT payable	(3,340)
Accrual expenses and other current liabilities	(6,071)
Total Liabilities	(26,380)

Net liabilities	$(24,276)

Disposal of Zhejiang Taohaoche

On February 2, 2023, the Group entered into a share transfer agreement with Kairui Consulting Hong Kong Limited (“Karui”), pursuant to which the Group transferred 100% equity interest in Zhejiang Taohaoche at consideration of $2,700,000. In addition, the Group, Karui and Scytech Limited (“Sytech”) entered into a settlement agreement, pursuant to which Kairui would pay $2,700,000 to Scytech Limited to settle the Group’s liabilities due to Scytech. For the year ended December 31, 2023, Kairui made cash consideration to Scytech and the Group settled its liabilities to Scytech. Upon disposal, Zhejiang Taohaoche’s net assets and gain on disposal of Zhejiang Taohaoche was comprised of the following:

As of February 2, 2023
Consideration	$2,700

Cash	$2,662
Accrued expenses and other current liabilities	(61)
Foreign exchange adjustment	34
Net assets	$2,635

Gain on disposal of Zhejiang Taohaoche	$65

The transfer of share equity interest in Zhejiang Taohaoche did not constitute a strategic shift of the Group’s operations and did not have major effects on the Group’s operations and financial results; therefore, the transactions do not meet the discontinued operations criteria.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.DISPOSAL OF SUBSIDIARIES (CONTINUED)

Disposal of KAG

In June 2023, the Group disposed of KAG, a Cayman holding company, to a third party. Upon disposal, KAG was a holding company and had net asset deficit of $4,158. Pursuant to the disposal agreement with third party, the Company would make payments, in the amount of net asset deficit of KAG, to the third party in the event that the net assets of KAG was below zero. Accordingly, The Group did not recognize disposal gain or loss from disposal of KAG. As of December 31, 2023, the Company did not make payments of $4,158 to the third party, and recorded the balance in accrued expenses and other current liabilities.

5.ACQUISITION OF MORNING STAR

On August 22, 2023, the Company closed acquisition 100% equity interest of Morning Star at the cost of issuance of 6,666,667 ordinary shares (after giving effect to share consolidation effected in September 2023). The fair value of the share consideration was $49,100 by reference to the closing price on August 22, 2023.

The Company has allocated the purchase price of Morning Star based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value, and used income approach to estimate the fair value of intangible assets which was primarily comprised technologies. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses.

The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Morining Star based on a valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on August 22, 2023 at the rate of USD 1.00 to RMB 7.2930. The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on August 22, 2023.

August 22,
2023
Net tangible assets	$420
Technologies (1)	13,972
Goodwill	38,201
Deferred tax liabilities	(3,493)
Total purchase consideration	$49,100
(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on August 22, 2023.
(2)	The technologies are primarily related to design and manufacture of electric vehicles. The useful lives of these technologies of 6.3 years.

The accounting literature establishes guidelines regarding the presentation of this unaudited pro forma information. Therefore, this unaudited pro forma information is not intended to represent, nor does the Company believe it is indicative of, the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of January 1, 2023. Furthermore, this unaudited pro forma information does not give effect to the anticipated business and tax synergies of the acquisition and is not representative or indicative of the anticipated future consolidated results of operations of the Company.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.ACQUISITION OF MORNING STAR (CONTINUED)

The unaudited pro forma consolidated financial information reflects the historical results of the Morning Star and its subsidiaries, adjusted to reflect the acquisition had it been completed as of January 1, 2023. The most significant pro forma adjustments to the historical results of operations relate to the application of purchase accounting for the acquisition. The unaudited pro forma financial information includes various assumptions, including those related to the finalization of the purchase price allocation.

Account Name	For the years ended December 31, 2023
	Kaxin	Morning Star	Pro Forma Adjustment		Pro Forma Financial Data

Revenues, net	$31,535	$—	$—		$31,535
Cost of revenues	31,193	—	—		31,193
Gross profit	342	—	—		342

Operating expenses
Selling and marketing expenses	3,313	—	—		3,313
General and administrative expenses	17,944	69	536	(a)	18,549
Total operating expenses	21,257	69	536		21,862
Loss from operations	(20,915)	(69)	(536)		(21,520)

Other Income (expenses)
Other income (expenses), net	(9)	—	—		(9)
Foreign currency exchange gain (loss)	(10)	—	—		(10)
Interest expense, net	(525)	—	—		(525)
Gain on disposal of subsidiaries	64	—	—		64
Change in fair value of warrants	(208)	—	—		(208)
Impairment of prepaid expenses and other current assets	(32,110)	—	—		(32,110)
Total other income (expenses), net	(32,798)	—	—		(32,798)

Loss Before Income Taxes	(53,713)	(69)	(536)		(54,318)

Income tax benefit (expenses)	228	—	134	(b)	362

Net Loss	$(53,485)	$(69)	$(402)		$(53,956)

The consolidated statement of operations of Morning Star was for the period from January 1, 2023 to August 21, 2023.

(a)	Reflects amortization of technologies of $536 arising from the acquisition.
(b)	Reflects amortization of deferred tax liabilities of $134 in relation to amortization of intangible assets arising from the acquisition.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

6.OTHER RECEIVABLES

As of December 31, 2023 and 2022, other receivables were comprised two interest-free loans to Shanghai Changda and Anhui Xin Jieying, both of which were former subsidiaries of the Group. Shanghai Changda and Anhui Xin Jieying were disposed of in the disposal of Renren Finance Inc and its subsidiaries and VIEs and VIEs’ subsidiaries (Note 4).

As of December 31, 2023 and 2022, the breakdown of the loans was as follows:

	As of December 31,
	2023	2022
Shanghai Changda	$—	$6,858
Anhui Xin Jieying	—	1,990
Total	$—	$8,848

As of December 31, 2023, the management expected that the collection of outstanding balance was remote and fully impaired the receivables of $8,848.

7.PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2023 and 2022, prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2022
Prepayment for purchase of used vehicles (1)	$—	$18,252
Other receivables from dealerships (2)	—	9,546
Deductible input VAT	—	7
Others	597	191
	597	27,996
Less: valuation allowance	—	(1,675)
	$597	$26,321

For the years ended December 31, 2023, 2022 and 2021, the Group provided impairment of $23,262, $22,921 and $nil against prepayments for vehicle purchase and other receivables from dealerships.

(1)	The balance mainly represents prepayments made to the used-car dealership operators, with whom the Group set up special purpose holding companies to operate the used car business. The used car business primarily focused on purchase of used vehicles from the market.
(2)	The balance represents cash advances paid to the dealership operators for operating purposes. The balance is secured using ordinary shares of the Group issued to them as agreed with the dealership operator (Note 10).

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

8.INTANGIBLE ASSETS, NET

As of December 31, 2023 and 2022, intangible assets, net consisted of the following:

	As of December 31,
	2023	2022
Trademark identified in reverse acquisition (Note 3) (1)	$15,100	$15,100
Technology identified in acquisition of Morning Star (Note 5) (2)	13,972	—
Software	70	72
Total	29,142	15,172
Less: Accumulated amortization	(4,704)	(2,269)
Intangible assets, net	$24,438	$12,903
(1)	The trademark was identified in reverse acquisition of KAH with Haitaoche on June 25, 2021. As of December 31, 2023, the trademark had remaining useful life of 7.5 years.
(2)	The technology was identified in acquisition of Morning Start on August 23, 2023. As of December 31, 2023, the trademark has remaining useful life 5.9 years.

For the years ended December 31, 2023, 2022 and 2021, amortization expense was $2,436, $1,531, $785, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2023:

2024	$3,723
2025	3,723
2026	3,723
2027	3,723
Thereafter	9,546
Total	$24,438

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2022
Due to buyer of KAG arising from disposal of KAG (Note 4)	$4,158	$—
Loan payable (1)	211	3,000
Accrued professional fee	587	2,215
Individual income tax payable	2,207	2,207
Used car services payables	284	419
Other taxes payable	135	181
Others	1,321	1,357
Total	$8,903	$9,379
(1)	Loans payable

As of December 31, 2022, the balance of loans payable consisted of the following:

Lender	Interest rate	Issuance Date	Maturity Date	December 31, 2022
Scytech Limited	0%	On September 21, 2022	December 31, 2023	$2,700
CPL Yellow stones Limited	5% per annum	On December 21, 2022	March 31, 2023	$200
Yunfeiyang Limited	5% per annum	On December 21, 2022	March 31, 2023	$100

The interest-free loan from Scytech Limited was as working capital for Zhejiang Taohaoche and collateralized by the net assets of Zhejiang Taohaoche. CPL Yellow stones Limited and Yunfeiyang Limited are the shareholders of the Company. During the year ended December 31, 2023, the Company repaid the loans on maturity dates.

As of December 31, 2023, the balance of loans payable consisted of the following:

				December 31,
Lender	Interest rate	Issuance Date	Maturity Date	2023
Shanghai Wuxia Jindongxue Technology Co., Ltd.	0%	On August 29, 2023	Payable on demand	$211

The loan due to Shanghai Wuxia Jindongxue Technology Co., Ltd. was an interest-free loan borrowed to support working capital of the Company.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.DEALERSHIP SETTLEMENT

During 2017 and 2018, the Group entered into equity purchase agreements (the “Equity Purchase Agreements”) with certain dealership operators to acquire 70% equity interest of the dealerships. According to the Equity Purchase Agreements, the Group agreed to make share considerations to these dealership operators as part of the equity acquisition considerations, subject to certain payment triggers including the operating performance of the dealerships and service centers and KAH’s ordinary share price (“Contingent Consideration”). The Group recognized the Contingent Consideration as liability at fair value on the acquisition date and the subsequent changes in fair value as gain/loss into the consolidated statements of operations and comprehensive loss. In connection with the Group’s IPO on April 30, 2019, Moatable agreed to assume the Contingent Consideration from the Group, and the Group reclassified the Contingent Consideration from a liability to additional paid-in capital.

Since 2019, the Group had disruptions with certain dealership operators in operations of several dealerships. After continuous negotiations with the dealership operators, the Group entered into the amendments to Equity Purchase Agreement (the “Amendments”) with seven Dealership Operators in August 2021, to issue 1) a total of 300,917 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) as the first batch and the first two tranches of second batch of the Contingent Consideration issuable to the dealership operators in accordance with the Equity Purchase Agreements subject to the operating performance of the dealerships and service centers before 2021; 2) a total of 478,169 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) (“Compensation Shares”) to the dealership operators, in the purpose of alleviation of losses and distress that occurred during the temporary halt of business in the dealerships after the breakout of the pandemic and the historical dispute between the Group and the dealership operators. The number of Compensation Shares was determined through negotiation of the Group with each of the dealership operators while taking into consideration the hardships they experienced over the prior years and the need to make prompt resolution of the historical dispute with the dealership operators. The Group recognized the Compensation Shares as loss related to provision for dealership settlement based on fair value of the Compensation Shares by reference to share-based payment transactions pursuant to ASC 718.

On November 30, 2021, Renren transferred 894,841 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) of the Company it held, to an escrow company to fully settle the Contingent Consideration shares of 547,967 (after giving effects to Share Consolidation effected in September 2023. Note 1). In addition to the Contingent Consideration shares, there were 346,874 shares (after giving effects to Share Consolidation effected in September 2023. Note 1) transferred toward settlement of the Compensation Shares, which are recognized by the Company as additional paid-in capital with a fair value of $8,897 based on the quoted price of Company’s ordinary share on the date of Renren’s transfer were treated by reference to a liability paid by the principal shareholder and thus recorded as the loss related to provision for dealership settlement in the Company’s financial statements with a corresponding credit to additional paid-in capital. The Company shall issue additional 131,295 shares (after giving effects to Share Consolidation effected in September 2023. Note 1) to the Dealership Operators to fully satisfy the Compensation Shares, which was recognized as payables loss related to provision for dealership settlement with a corresponding accrual of for dealership settlement at the fair value by reference to the quoted price of Company’s ordinary share at the commitment date with subsequent changes in fair value reflected in provision for dealership settlement. The Company, Renren and Dealership Operators agreed that the transfer of shares by Renren to the escrow company shall be deemed as fulfilment of Renren’s obligations related to the Contingent Consideration. According to the Amendments, the Dealership Operators should honor their commitments, including paying off their outstanding payables and debts to the Company, in order to obtain the shares. Consequently, the 894,841 shares (after giving effects to Share Consolidation effected in September 2023. Note 1) have been held by the escrow company since transferred from Renren, and were disclosed as issued and outstanding shares in the vesting of restricted shares award reverse acquisition item during 2021 in the Company’s Consolidated Statements of Changes in Equity. The escrow companies provide a pledge guarantee to fulfill dealership operators’ repayment obligations with shares it held. Proceeds from the sale of shares will be preferentially used to repay the outstanding payables and debts to Kaixin. The payables accrued for dealership settlement were $2,245 as of December 31, 2021. The total loss related to provision of the 478,169 Compensation Shares (after giving effects to Share Consolidation effected in September 2023. Note 1) to the Dealership Operators for the dealership settlement was $11,142 for the year 2021.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.DEALERSHIP SETTLEMENT (CONTINUED)

In May 2022, the Company signed supplemental agreements to Equity Purchase Agreement (the “Supplemental Agreements”) with seven Dealership Operators, to confirm a total of 1,437,755 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) as the remaining three tranches of the second batch of the Contingent Consideration will be issued to the Dealership Operators. Since then, the total of Consideration Shares and Compensation Shares were confirmed to be 2,249,918 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1). On May 26, 2022, the Company issued 1,355,077 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) to the Dealership Operators and then put the shares into an escrow account. The 1,355,077 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) shares are recognized by the Company as ordinary shares and additional paid-in capital with a total fair value of $17,379 based on the quoted price of Company’s ordinary share on the date of transfer. The payable for dealership settlement recognized as of December 31, 2021 amounting to $2,245 was also fully settled by the shares issued. As agreed with the Dealership Operators, the ordinary shares in the escrow companies were used to secure the repayment of the Dealership Operators’ outstanding payables to the Company.

11.PAYABLE FOR SALES INCENTIVE

In the year of 2022, the Group entered into a share grant agreement with certain dealership operators to incentivize the dealership operators to improve their sales performance. Pursuant to the share grant agreement, the Group agreed to provide sales incentives to the dealership operators based on their sales performance.

For the years ended December 31, 2023 and 2022, the Group granted 341,971 shares and 372,376 shares (after giving effects to Share Consolidation effected in September 2023. Note 1), respectively, to these dealership operators. The Group recognized share-based compensation expenses of $2,701 and $1,638 for the year ended December 31, 2023 and 2022, respectively, in the account of selling expenses. The share-based compensation expenses were recognized at fair value on grant dates.

As of December 31, 2022, the Group did not issue ordinary shares to dealership operators. During the year ended December 31, 2023, the Group issued an aggregation of 661,537 shares (after giving effects to Share Consolidation effected in September 2023. Note 1) to settle the payables for sales incentive. As of December 31, 2023 and 2022, the payable for sales incentive was $417 and $1,638, respectively.

12.LEASE

The Group leases offices space under one non-cancelable operating lease with lease term of five years. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Group uses the rate implicit in the lease to discount lease payments to present value; however, most of the Group’s leases do not provide a readily determinable implicit rate. Therefore, the Group discount lease payments based on an estimate of its incremental borrowing rate.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.LEASE (CONTINUED)

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2023	2022
Right-of-use assets	$389	$428

Lease liabilities current	126	119
Lease liabilities non-current	238	311
Total operating lease liabilities	$364	$430

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2023 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.86
Weighted average discount rate	11.3%

For the years ended December 31, 2023, 2022 and 2021, operating lease asset of $328, $nil and $515 was obtained in exchange for operating lease liabilities, respectively. For the years ended December 31, 2023, 2022 and 2021, cash prepaid for amounts included in the measurement of lease liabilities were $nil, $nil and $31, respectively, for the years ended December 31, 2023, 2022 and 2021.

During the years ended December 31, 2023, 2022 and 2021, the Group incurred total operating lease expenses of $160, $133 and $29 respectively.

As of December 31, 2023, the future minimum rent payable under non-cancelable operating leases were:

2024	$134
2025	163
2026	97
Total lease payments	394
Less: imputed interest	(30)
Present value of lease liabilities	$364

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

13.RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

Name	Relationship
Mr. Lin Mingjun (“Mr. Lin”)	A controlling shareholder and chief executive officer of the Group
Moatable, Inc.	A non-controlling shareholder of the Group
Henan Yujie Times Auto Co., Ltd. (“Henan Yujie”)	An investee over which Morning Star holds 40% equity interest
Huandian Teconology Development Co., Ltd. (“Huandian”)	A subsidiary of Henan Yujie
Mengzhou Enbowei Auto Technology Co., Ltd. (“Enbowei”)	An investee over which the controlling shareholder of Morning Star holds 10% equity interest

Amounts due from related parties

As of December 31, 2023 and 2022, significant amounts due from related parties consisted of the following:

	As of December 31,
	2023	2022
Huandian Technology	$1,006	$—
Enbowei	369	—
Others	79	—
	$1,455	$—
(1)	The balances due from related parties arose from acquisition of Morning Star (Note 5). As of December 31, 2023, the balances due from related parties represented loans made to these related parties. The balances were interest free and repayable on demand. The Company expected to get these balances within one year.

Amounts due to related parties

As of December 31, 2023 and 2022, significant amounts due to related parties consisted of the following:

	As of December 31,
	2023	2022
Moatable, Inc. (1)	$1,278	$1,427
Henan Yujie (2)	808	—
Mr. Lin	71	200
Others	30	—
	$2,187	$1,627
(1)	The balance mainly represented the advance fund provided by Moatable and its subsidiaries to finance the Group’s daily operations. The amount due to Moatable and its subsidiaries were stripped off in conjunction with the disposal of the subsidiaries (Note 4).
(2)	The balance was assumed by the Company in its acquisition of Morning Star (Note 5). The outstanding balance mainly represented the advance fund provided by Henan Yujie to finance Morning Star’s daily operations.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.SHORT-TERM BANK BORROWING

	As of December 31,
	2023	2022
East West Bank	$—	$2,000
	$—	$2,000

As of December 31, 2022, the borrowing from East West Bank bore an interest rate of 6% per annum. With Disposal of Renren Finance Inc and its subsidiaries and VIEs and VIEs’ subsidiaries (Note 4), the borrowing was transferred to and assumed by Stanley Star, while the Group was obliged to pay interest expenses on a monthly basis.

Interest expenses were $525, $1,034 and $223, respectively, recorded for bank loans in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021.

15.INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2023, 2022 and 2021. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2023, 2022 and 2021.

PRC

The Group’s PRC subsidiaries, VIEs and their subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.INCOME TAXES (CONTINUED)

The components of the income tax expense are as follows:

	For the years ended December 31,
	2023	2022	2021
Current income tax benefit (expense)	$(1)	$(74)	$729
Deferred income tax benefit	229	—	—
Total income tax benefit (expense)	$228	$(74)	$729

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	For the years ended December 31,
	2023	2022	2021
Net loss before provision for income taxes	$53,782	$84,545	$196,657
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	13,446	21,136	49,164
Impairment of goodwill	—	—	(35,914)
Reversal of taxable deemed interest income from inter-company interest-free loans	—	—	1,354
Fair value change on warrants	(52)	(79)	500
Non-deductible loss and SBC expenses not deductible for tax purposes	(3,075)	(13,783)	(13,262)
Effect of income tax rate differences in jurisdictions other than the PRC	(1,636)	(1,721)	(437)
NOL not applicable for carryforward	—	(288)	(193)
Change in valuation allowance	(8,455)	(5,339)	(483)
Income tax benefit (expense)	$228	$(74)	$729
Effective tax rates	0.00%	(0.00)%	0.38%

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2023 and 2022 is as follows:

	As of December 31,
	2023	2022
Deferred tax assets:
Write-down of Prepaid expenses and other current assets	$8,157	$477
Net operating loss carry forwards	1,023	584
Sub-total	9,180	1,061
Deferred tax liabilities:
Intangible assets acquired in business combination	(3,263)	—

Less: valuation allowance	(9,180)	(1,061)
Deferred tax liabilities, net	$(3,263)	$—

The deferred tax assets related arising from net operating loss carry forwards were nil and $584 as of December 31, 2023 and 2022, respectively. The Group assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2023 and 2022, full valuation allowances were established because the Group believes that it is more likely than not that its deferred tax assets will not be utilized as it does not expect to generate sufficient taxable income in the near future.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.INCOME TAXES (CONTINUED)

The movements of the valuation allowance are as follows:

	For the years ended December 31,
	2023	2022	2021
Balance at the beginning of the year	$1,061	$25,240	$388
Current year addition	8,455	5,267	1,454
Current year reversal	—	(7,039)	(753)
Reduction due to usage of NOL	—	(42)	(25)
Reduction due to statute expiration	—	(288)	(193)
Decrease in disposal of subsidiaries	—	(22,077)	—
Reverse acquisition	—	—	23,843
Exchange rate effect	(336)	—	526
Balance at the end of the year	$9,180	$1,061	$25,240

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2018 to present of the Group’s PRC subsidiaries remain subject to tax audits as of December 31, 2023 at the tax authority’s discretion.

16.CONVERTIBLE NOTES

The Group issued and sold two Convertible Promissory Notes (“Note A” and “Note B”, or collectively as “Notes”) to Streererville Capital, LLC (the “Lender”) on November 19, 2021 and April 8, 2022, respectively. The principal amount of each Note is $2,180 and contract terms of both Notes are substantially the same.

The purchase price of each Notes was $2,000, calculated at principal of $2,180 less discount of $160 at issuance and the transaction expense of $20 in connection with the purchase and sale of the Securities. The Notes bore an interest at 8% per annum and is repayable in full in 18 months from issuance.

According to the Securities Purchase Agreements of the Notes, the Group has option to repay the Notes in cash until it received the conversion notice from Lender or repayment date. The Lender also has the option to convert the Notes into ordinary shares at any time following the 6-month anniversary of the issuance date unless the outstanding balance was paid in full. The conversion price is $45.00 per ordinary share (after giving effects to Share Consolidation effected in September 2023. Note 1).

The Group did not elect the fair value option for the convertible note. In addition, the Note did not have any embedded conversion option and redemption feature which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor did it contain a cash conversion feature or beneficial conversion feature. The Group accounted for two Notes as liabilities in its entirety following ASC 470 Debt and recorded interest expenses of $493, $683 and $22 for the years ended December 31, 2023, 2022 and 2021. During the year ended December 31, 2023, the Group issued 441,612 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1), in the amount of $2,050, to settle Note A. The Lender agreed to extend the payment term of Note B to 27 months from its issuance.

As of December 31, 2023 and 2022, the balances of convertible notes were $2,392 and $4,305, respectively.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.MEZZANINE EQUITY AND WARRANT LIABILITIES

On December 28, 2020, KAH entered into a definitive securities purchase agreement with U.S. based KX Ventures 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (the “Series A Preferred Shares”) of KAH. The first instalment of $3,000 closed on December 29, 2020 (the “First Closing”). The Series A Preferred Shares are convertible into 1,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. The preferred shares and ordinary shares underlying the warrants are not subject to stock split.

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

The Group classified the Series A Preferred Shares as mezzanine equity as they were contingently redeemable upon the occurrence of the redemption event which is outside the Group’s control. The Series A Preferred Shares was redeemable if the volume-weighted average price is less than $3.00 on the 54-month anniversary of December 29, 2020 (the “Original Issue Date”) and expired in 2025.

The Group accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date (June 1, 2025) of the instrument using the interest method. In August 2021, total Series A preferred Shares of $3,000 were converted into 72,610 ordinary shares of the Group. As of December 31, 2023 and 2022, the Group had no outstanding Series A Preferred Shares.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

17.MEZZANINE EQUITY AND WARRANT LIABILITIES (CONTINUED)

The Warrants were classified as the warrant liability on the issuance date and was subsequently remeasured at fair value at each reporting date before the warrants are exercised or expired. The changes in fair value of warrant liabilities were charged to the consolidated statements of operations and comprehensive loss. No warrants were exercised as of December 31, 2023. As of December 31, 2023 and 2022, the Group had outstanding warrant liabilities of $232 and $24. As of December 31, 2023 and 2022, the key factors in estimating the fair value of warrant liabilities were as follow:

	As of December 31, 2023
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	3.95%	4.97%	3.94%
Estimated volatility rate	58.44%	45.58%	57.54%
Dividend yield	0%	0%	0%
Spot price of underling ordinary share	0.88	0.88	0.88
Exercise price	$3	$3	$3
Fair value of warrant	$15	$—	$—

	As of December 31, 2022
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	4.12%	4.53%	4.12%
Estimated volatility rate	55.29%	54.43%	54.38%
Dividend yield	0%	0%	0%
Spot price of underling ordinary share	0.29	0.29	0.29
Exercise price	$45	$45	$45
Fair value of warrant	$24	$—	$—

18.EQUITY

Ordinary shares

KAH issued 4,935,700 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) to the former shareholders of Haitaoche in the Reverse Acquisition. The shareholders’ structure as of December 31, 2021 reflects the equity structure of the KAH, including the equity interests KAH issued to effect the reverse acquisition.

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 per share and 66,666,667 preferred shares of a par value of US$0.00075 per share. The Group believed that it was appropriate to reflect the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Group has retroactively adjusted all share and per share data for all periods presented.

As of December 31, 2023 and 2022, there were 49,806,556 and 15,216,681 ordinary shares (after giving effect to share consolidation effected in September 2023) outstanding, respectively.

Preferred shares

Series D Preferred Shares

On March 31, 2021, KAH closed a securities purchase agreement with Moatable, Inc. (the “Holder”) a. Pursuant to the agreement, the Holder invested $6,000 in the Group in exchange for 6,000 shares of newly designated Series D convertible preferred shares (the “Series D Preferred Shares”) of KAH. The preferred shares and ordinary shares underlying the warrants are not subject to stock split. Major terms of the Series D Preferred Shares are as follows:

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

18.EQUITY(CONTINUED)

Conversion Rights: Series D preferred shares are convertible into 2,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after April 8, 2021 at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, KAH may deliver a notice to the Holders of its irrevocable option to redeem some or all of the then outstanding Series D Preferred Shares at any time after March 30, 2022. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series D Preferred Shares.

The Series D Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control. The Group has issued 6,000 convertible preferred shares and received $6,000 in April 8, 2021.

Series F Preferred Shares

On December 28, 2022, KAG closed a securities purchase agreement with Stanley Star Group Inc. (the “Holder”). On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Group to Stanley Star. The Group issued $50,000,000 convertible preferred shares of the Group to Stanley Star as part of consideration of the divestment of the Disposal group (Note 4). The preferred shares and ordinary shares underlying the warrants are not subject to stock split. Major terms of the Series F Preferred Shares are as follows:

Conversion Rights: Series F preferred shares are convertible into 50,000,000 ordinary shares of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, the Group may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series F Preferred Shares at any time after January 1, 2023. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series F Preferred Shares.

The Series F Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

In November 2023, the KAH issued 7,000,000 ordinary shares to Stanley Star to settle partial conversion of the Series F Preferred Shares.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

18.EQUITY(CONTINUED)

Warrants

Issuance of ordinary shares and 2023 warrants

On November 7, 2023, KAH closed a securities purchase agreement with Mr. Long Li, Hermann Limited and Aslan Family Limited (the “Investors”), pursuant to which the Group issued the Investors (i) an aggregate of 10,500,000 Class A Ordinary Shares of the Group, par value of US$0.00075 per share, at a purchase price of US$0.87 per share (the “Purchase Shares”), and (ii) the warrants to purchase up to 10,500,000 shares of the Class A Ordinary Shares of the Group at an exercise price of US$1.00 per warrant (the “2023 Warrants”). Each of the Investors will purchase 3,500,000 of the Purchase Shares and 3,500,000 of the Warrants. The 2023 Warrants will be exercisable immediately commencing on the closing date of the Securities Purchase Agreement and will expire on the second anniversary of November 7, 2023. On November 11, 2023, the Group and the Investors entered into an amendment to the Securities Purchase Agreement pursuant to which the Purchase Price of the shares is adjusted from $0.87 per share to $1.80 per share and the exercise price of the Warrants is adjusted from US$1.00 per share to US$1.80 per share.

As of November 7, 2023
2023 Warrant
Risk-free rate of return	4.37%
Estimated volatility rate	53.29%
Dividend yield	0%
Spot price of underling ordinary share	0.88
Exercise price	$1.8
Fair value of warrant	$926

Issuance of ordinary shares and 2022 warrants

In January 2022, Suzhou government and its partners planned to invest RMB100 million (approximately $15.4 million) to the Group to support the electronic vehicles business. The Group received the first instalment of RMB 30 million (approximately $4.6 million) in February 2022. In return, the Group issued 293,769 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) to Derong Group Limited (“Derong”), the entity designed by Suzhou government. In addition, the Group issued 6,500,000 warrant shares (“2022 Warrant) to Discover Flux Ltd, a warrant holder designated by Derong on July 3, 2022. Discover Flux Ltd has right to subscribe for the Group’s ordinary shares at an exercise price of $15.00 per share (after giving effects to Share Consolidation effected in September 2023. Note 1). The warrant shares were classified as equity and measured at relative fair value of $1,417 using the Black-Scholes pricing model. The portion of the proceeds of $3,298 was allocated to the issued ordinary shares.

The Group paid issuance cost of $1,575 upon receipt of the first instalment of RMB 30 million. The issuance cost was calculated on a fixed percentage of planned investment of RMB 100 million. Accordingly, the Group allocated 30% of the issuance cost, or $472, to the warrant shares and ordinary shares based on their relative fair value. The issuance cost of $472 was reduced against additional paid-in capital. The Group recorded the remaining 70% of the issuance cost, or $1,103 as general and administrative expenses in the consolidated statements of operations and comprehensive loss due to the uncertainty of the remaining investment of RMB 70 million.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

18.EQUITY(CONTINUED)

In November 2023, the Group issued 6,500,000 ordinary shares to redeem the warrants from Discover Flux Ltd. The fair value of the warrants as of July 3, 2022 were calculated using the Black-Scholes pricing model with the following assumptions:

As of July 3, 2022
2022 Warrant
Risk-free rate of return	2.60%
Estimated volatility rate	57.21%
Dividend yield	0%
Spot price of underling ordinary share	1.035
Exercise price	$1
Fair value of warrant	$2,027

Issuance of 2019 warrants

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

Each whole warrant that was issued with units in the IPO and issued with units to the 2019 Warrants is exercisable for one ordinary share at a price of $172.50 per share (.The warrants may only be exercised for whole numbers of shares. The 2019 Warrants became exercisable on April 30, 2019 and have a term of five years from April 30, 2019.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

18.EQUITY(CONTINUED)

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

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of paid-in-capital and statutory reserve of Group’s PRC subsidiary, were $118,909 and $121,656 as of December 31, 2023 and 2022, respectively.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

19.LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	For the years ended December 31,
	2023	2022	2021
Net Loss Attributable to Kaixin’s Shareholders	$(53,563)	$(84,706)	$(196,579)

Loss Per Share
Basic and diluted*	$(2.34)	$(6.35)	$(25.77)
Weighted Average Shares Used in Calculating Net Loss Per Share
Basic and diluted*	22,883,555	13,344,477	7,627,757

Since the Group suffered a net loss for the years ended December 31, 2023, 2022 and 2021, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the years ended December 31, 2023, 2022 and 2021, and there was no difference between the Group’s basic and diluted net loss per share for the periods presented. The potential dilutive securities that were not included in the calculation of dilutive loss per share were 11,143, 11,143 and 11,143 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1), respectively, for the years ended December 31, 2023, 2022 and 2021, as inclusion would have been anti-dilutive.

20.SHARE-BASED COMPENSATION

Kaixin incentive plans

(a)Kaixin 2019 Plan

On April 30, 2019, KAH adopted Kaixin 2019 Plan, whereby 314,380 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) of KAH are made available for future grant for employees of KAH share options or restricted shares.

On May 3, 2019 (the “Replacement Date”), the Group’s board of directors approved a directive to replace all the outstanding share options granted during the year ended December 31, 2018 under the 2018 Plan to 144 employees with 2,186,364 options and 145,589 restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1). The exercise price of the options was reduced from $25.5 per share to $0.15 per share (after giving effects to Share Consolidation effected in September 2023. Note 1).

The replacement options were subject to graded vesting over three years from the Replacement Date, in which 25% ~ 62.5% of the options granted to each individual vest on the grant date immediately and 1/36 of their remaining options vests monthly subsequent to the Replacement Date. For the restricted shares, there were 13,681 (after giving effects to Share Consolidation effected in September 2023. Note 1) replacement restricted shares granted to certain employees vested immediately and 61,183 replacement restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1) were subject to graded vesting, which were vested 1/4 annually starting from January 1, 2020. The remaining replacement restricted shares were subject to graded vesting over three years from the Replacement Date, in which 62.5% of the total restricted shares vest on the grant date immediately and 1/36 of the remaining restricted shares vests monthly subsequent to the Replacement Date.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.SHARE-BASED COMPENSATION (CONTINUED)

(b)Kaixin 2020 Plan

On November 17, 2020, the board of directors of KAH approved the Kaixin 2020 Plan, under which, up to 333,333 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) may be granted as awards in form of share options, restricted shares or restricted shares units. In the event of a change in control or another transaction having a similar effect, then any incentives granted under the 2020 Incentive Plan shall be deemed vested immediately. No such award has been granted during the year ended December 31, 2020. As of December 31, 2023 and 2022, the Group has granted 333,333 and 333,333 restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1) under the Kaixin 2021 Plan.

(c)Kaixin 2021 Plan

On July 12, 2021, the board of directors of KAH approved the Kaixin 2021 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2021 Plan is 1,773,067 (after giving effects to Share Consolidation effected in September 2023. Note 1). As of December 31, 2023 and 2022, the Group has granted 1,773,067 and 1,369,000 restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1) under the Kaixin 2021 Plan.

(d)Kaixin 2022 Plan

On May 16, 2022, the board of directors of KAH approved the Kaixin 2022 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2022 Plan is 2,633,333 (after giving effects to Share Consolidation effected in September 2023. Note 1). As of December 31, 2023 and 2022, the Group has granted 2,633,333 and 2,566,667 restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1) under the Kaixin 2022 Plan.

(e)Kaixin 2023 Plan

On March 13, 2023, the board of directors of KAH approved the Kaixin 2023 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2023 Plan is 2,633,333 (after giving effects to Share Consolidation effected in September 2023. Note 1). As of December 31, 2023, the Group has granted 2,633,333 restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1) under the Kaixin 2023 Plan.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.SHARE-BASED COMPENSATION (CONTINUED)

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

(1)Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options, and the country risk spread between China and United States was considered.

(2)Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(3)Expected term

For the options granted to employees, the Group estimated the expected term based on the vesting and contractual terms and employee demographics. For the options granted to non-employees, the Group estimated the expected term as the original contractual term.

(4)Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(5)Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(6)Fair value of underlying ordinary shares

Prior to the consummation of the listing, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third-party appraisal of the Group, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after April 30, 2019, were the closing prices of the Group’s ordinary shares traded in the Stock Exchange.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.SHARE-BASED COMPENSATION (CONTINUED)

The estimated fair value of restricted shares granted under Kaixin 2020 Plan, Kaixin 2021 Plan, Kaxin 2022 Plan and Kaixin 2023 Plan were the closing prices prevailing on each grant date.

A summary of the Group’s share options activities held by the Group’s employees for the year ended December 31, 2023 was as follows:

Weighted
			average	Weighted
		Weighted	grant day	Average
		Average	Fair	Remaining	Aggregate
Options Granted to Employees	Number of	Exercise	Value per	Contractual	Intrinsic
and Directors	Shares	Price	shares	Years	value
Outstanding as of December 31, 2022	21,673	0.30	3.17	6.34	0.58
Forfeited	—	—	—	—	—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding as of December 31, 2023	21,673	0.02	3.17	6.34	0.58
Expected to vest as of December 31, 2023	—	—	—	—	—
Exercisable as of December 31, 2023	21,673	0.02	3.17	6.34	0.58

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $0.88 of the Group’s ordinary share on December 28,2023.

As of December 31, 2023, there was no unrecognized compensation.

A summary of the nonvested restricted shares activity as of December 31, 2023 is as follows:

		Weighted average fair value
	Number of nonvested	per ordinary share
	restricted shares	at the grant dates
Unvested as of December 31, 2022	$335,356	$20.01
Forfeited	—	$—
Granted	2,633,333	$3.87
Vested	(2,777,393)	$4.76
Unvested as of December 31, 2023	$191,296	$23.29

As of December 31, 2023, there was approximately $2,467 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 4.10 years. For the years ended December 31, 2023, 2022 and 2021, the total fair value of vested shares was $11,897, $40,078 and $38,669.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

20.SHARE-BASED COMPENSATION(CONTINUED)

Total share-based compensation expense of share-based awards granted to employees and directors for the years ended December 31, 2023, 2022 and 2021 were as follows:

	For the years ended December 31,
	2023	2022	2021
Selling and marketing	$—	$239	$264
Research and development	—	44	55
General and administrative	11,968	39,027	41,270
Total share-based compensation expense	$11,968	$39,310	$41,589

21.COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

22.SUBSEQUENT EVENTS

In April 2024, the Company changed its legal name from Kaixin Auto Holdings to Kaixin Holdings. The Company’s ordinary shares will commence trading on the Nasdaq Capital Market under the new name at the market open on April 10, 2024. No action by the Company’s shareholders is required with respect to the name change. The CUSIP number for the Company’s ordinary shares will remain unchanged.

On January 2, 2024, KAG adopted a 2024 Equity Incentive Plan (the “Plan”), as approved and authorized by the board of directors of the Group and its compensation committee. The Group may grant options, restricted shares, restricted share units and other types of awards to its employees, consultants and members of the board of directors pursuant to the Plan. The Plan will expire upon the tenth anniversary of the effective date.

Under the Plan, the maximum aggregate number of the ordinary shares of the Group available for grant of awards consists of 8,000,000 Class A ordinary shares of the Group, par value of US$0.00075 per share and 1,000,000 Class B ordinary shares of the Group, par value of US$0.00075 per share. Among the authorized Class B ordinary shares of the Group available for grant under the Plan, 550,000 Class B ordinary shares shall be awarded to Mr. Mingjun Lin, the Chief Executive Officer of the Group, and 450,000 Class B ordinary shares shall be awarded to Ms. Yi Yang, the Chief Financial Officer of the Group. The Group has issued an aggregate of 1,000,000 Class B ordinary shares to Mr. Mingjun Lin and Ms. Yi Yang on January 3, 2024. According to the currently effective Fourth Amended and Restated Memorandum and Articles of Association of the Group, Class B ordinary shares entitle the holders thereof the same rights as Class A ordinary shares except for the voting rights and the conversion rights. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Group, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Group. Each Class B ordinary share is convertible into one (1) Class A ordinary share, but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

23.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2023	2022
ASSETS
Cash and cash equivalents	$170	$171
Other receivables, net	20,665	9,830
Amounts due from related parties	44,574	3,726
Investment in subsidiaries	—	27,964
Total assets	$65,409	$41,691

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	$4,965	$4,257
Amounts due to related parties	31	200
Convertible note	2,392	4,305
Deficits in investment in subsidiaries	12,438	—
Other liability	—	1,614
Total liabilities	19,826	10,376

Shareholders’ equity
Ordinary Shares (par value of $0.00075 per shares; 66,666,667 shares authorized, 49,806,556 and 15,891,257 shares issued as of December 31, 2023 and 2022, respectively. 49,806,556 and 15,216,681 shares outstanding as of December 31, 2023 and 2022, respectively)*	37	11
Series D convertible preferred shares (par value of $0.0001, 6,000 shares and 6,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively.)	1	1
Series F convertible preferred shares (par value of 0.00005, 43,000 shares and 50,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively)	1	2
Additional paid-in capital	399,117	312,831
Subscription receivable	(17,900)	—
Statutory reserve	8	8
Accumulated deficit	(336,571)	(283,000)
Accumulated other comprehensive income (loss)	890	1,470
Total shareholders’ equity	45,583	31,315
Total liabilities and shareholders’ equity	$65,409	$41,691

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2023	2022	2021
Operating expenses:
Share of loss of subsidiaries and VIEs	$(40,402)	$(78,256)	$(196,579)
General and administrative expenses	(13,140)	(5,897)	—
Other income	(12)	(465)	—
Loss Before Income Tax Expenses	(53,554)	(84,619)	(196,579)
Income tax expenses	—	—	—
Net Loss	(53,554)	(84,619)	(196,579)

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2022	2021
Cash flows from operating activities	$(1,016)	$(2,410)	$—
Cash flows from investing activities	—	—	—
Cash flows from financing activities	1,015	(165)	—
Net decrease in cash, cash equivalents and restricted cash	(1)	(2,575)	—
Cash, cash equivalents and restricted cash, at beginning of year	171	2,746	—
Cash, cash equivalents and restricted cash, at end of year	$170	$171	$—