Form 20-F
period 2024-12-31
Kaixin Holdings
filed 2025-03-31
CIK 1713539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Huagong Road,

Chaoyang District, Beijing 100015

People’s Republic of China

Phone: +86 10 6720 4948

Email: lucy.yang@kaixin.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.045 per share	KXIN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 5,489,162 Class A ordinary shares issued and outstanding, par value of US$0.045 per share, and 1,100,000 Class B ordinary shares issued and outstanding, par value of US$0.045 per share.

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

INTRODUCTION

Conventions Used in this Annual Report

In this Annual Report, unless otherwise indicated or the context otherwise requires, references to:

●	“Business Combination” are the transactions contemplated by the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star Acquisition Corporation, KAG and Moatable, pursuant to which we acquired 100% of the equity interests of KAG from Moatable on April 30, 2019;
●	“China” or the “PRC” are to the People’s Republic of China and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Dealerships” are to our dealership businesses operated by special purpose holding companies in which we possess majority ownership and voting control;
●	“Dealership Outlets” are to retail premises operated by our Dealerships;
●	“Haitaoche” are to Haitaoche Limited;
●	“Haitaoche Acquisition” are to the transaction closed on June 25, 2021 in which Kaixin issued to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“Jieying Legal Representative” are to the former legal representative of Anhui Xin Jieying Auto Retail Co., Ltd., Mr. Xiaolei Gu;
●	“KAG” are to Kaixin Auto Group, our wholly-owned subsidiary acquired from Moatable;
●	“Kaixin”, “we”, “us”, “our company” or “our” are to Kaixin Holdings (formerly known as Kaixin Auto Holdings), our Cayman Islands holding company and its subsidiaries;
●	“PRC subsidiaries” are to our subsidiaries incorporated in mainland China;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.045 per share (as retroactively adjusted to reflect the 1-for-60 share consolidation effected on October 25, 2024);
●	“Moatable” are to Moatable, Inc. (formerly known as Renren Inc.);
●	“PRC subsidiaries” are to our subsidiaries incorporated in mainland China;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Shanghai Auto” are to Shanghai Renren Automotive Technology Group Co., Ltd., our wholly-owned PRC subsidiary;
●	“US$”, “U.S. dollars”, “$” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States; and

●	“Variable interest entity”, “VIE” or ”VIEs” are to our historical variable interest entities, Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”), Anhui Xin Jieying Auto Retail Co., Ltd. (“Anhui Xin Jieying”, former name as Zhejiang Jieying Auto Retail Co., Ltd. and Shanghai Jieying Auto Retail Co., Ltd.), Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”), which were no longer in a contractual arrangement with us since the completion of the disposal of Renren Finance Inc, on October 27, 2022 by KAG. VIEs were 100% owned by PRC citizens and a PRC entity owned by PRC citizens, and are consolidated into our consolidated financial statements for the period till the completion of the disposal of Renren Finance Inc, which was later named as Shanghai Wuxiajindongxue Technology Co., Ltd, in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Our reporting currency is the U.S. dollar. This Annual Report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this Annual Report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB 7.2993 to US$1.00, the noon buying rate in effect as of December 31, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

A share consolidation (“Share Consolidation”) of our Class A ordinary shares and Class B ordinary shares became effective on October 25, 2024 (the “Effective Date”). Pursuant to the Share Consolidation, every sixty issued and unissued Class A ordinary shares and Class B ordinary shares of a par value of US$0.00075 each in the share capital of the Company was consolidated into one consolidated Class A ordinary share and Class B ordinary shares, of a par value of US$0.045. From a Cayman Islands legal perspective, the Share Consolidation does not have any retroactive effect on our Class A ordinary shares and Class B ordinary shares prior to the Effective Date. However, for accounting purposes only, references to our Class A ordinary shares and Class B ordinary shares in this description are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Our Holding Company Structure

Kaixin Holdings is not an operating company in China, but a Cayman Islands holding company. We conduct our operations in mainland China through our PRC subsidiaries. As used in this Annual Report, “we”, “us”, “our Company”, “the Company” or “our” refers to Kaixin Holdings (formerly known as Kaixin Auto Holdings), a Cayman Islands company and its subsidiaries. Investors of our ordinary shares are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. The chart below sets forth our corporate structure and identifies our subsidiaries and their subsidiaries, as of the date of this Annual Report:

Kaixin Holdings Organizational Chart

Kaixin Holdings(Cayman)
100%
Overseas
Jet Sound Hong Kong Company Limited (Hong Kong)
100%
100%
Zhejiang Kaixin Wisdom Auto Co. Ltd.
70%
Zhejiang Kaixin Wisdom Auto Co. Ltd. Hangzhou Branch
100%
Zhejiang Kaixin Auto Co. Ltd.
100%
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch
100%
Zhejiang Kaixin Auto Co., Ltd. Shanghai Songjiang Branch
100%
Zhejiang Kaixin Wuxian Auto Technology Co, Ltd
70%
Zhejiang Kaixin Jingtao Automobile Trading Co., Ltd.
100%
Anhui Kaixin New Energy Vehicles Co. Ltd
PRC domestic

Permissions Required from the PRC Authorities for Our Operations

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. For instance, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

The PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our securities. The PRC government has recently indicated its intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, anti-monopoly regulators in mainland China have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by relevant authorities, we may be subject to fines and other penalties. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are required to file with the CSRC within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims”.

Currently, we are not required to file for a cybersecurity review by the CAC for our past issuance of securities to foreign investors and maintaining our listing status on the Nasdaq, since a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to file for a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. In terms of CSRC filings, according to the Trial Measures, among other things, a domestic company in mainland China that seeks to offer and list securities on overseas markets (either in direct or indirect means) shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures. Even though we are not required to complete the filing procedures with the CSRC for our historical issuance of securities, we may be required by the Trial Measures to file with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. There remain substantial uncertainties about the interpretation, application and implementation of the laws and regulations relating to the CSRC filing and CAC cybersecurity review. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are required or not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ordinary shares. Furthermore, we cannot assure you that authorities of mainland China will not promulgate new laws to further regulate the listing of our ordinary shares, or impose new compliance obligations for us to maintain the listing of our ordinary shares. Certain of our actions in relation to our overseas listing may also constitute a violation of the PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ordinary shares may decline significantly, leading to a material adverse effect on the value of investments in our ordinary shares by investors.

As of the date of this Annual Report, we and our PRC subsidiaries have received from relevant PRC authorities all requisite licenses, permissions, approvals or certificates needed for operations in China, and no permission or approval has been denied. As of the date of this Annual Report, our Company and the subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for the business operation, accepting foreign investment or listing on the Nasdaq Stock Market. We are required to continue to comply with the provisions of the laws, regulations and policies of mainland China for the operations of our subsidiaries in mainland China and we remain subject to the supervision of the relevant regulatory authorities of mainland China. However, since these statements and regulatory actions are newly published, it is uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

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

Cash and Asset Flows through Our Organization

Kaixin Holdings transfers cash to its wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the PRC subsidiaries by making capital contributions or providing loans to them.

In addition, the majority of our subsidiaries and their PRC subsidiaries receive income in RMB. Shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. In addition, under the PRC laws and regulations, our PRC subsidiaries and their subsidiaries are also subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. We have no operations outside of PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, or our subsidiaries by the PRC government to transfer cash. In addition, remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The Chinese government may also, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure – Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands. To the extent cash or assets in the business are in the mainland China/Hong Kong or a mainland China/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company or its subsidiaries by the PRC government to transfer cash or assets.”

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to Kaixin by our subsidiaries. Under the PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization. Although we does not have a formal cash management policy in place that dictates how funds shall be transferred between the Company, our subsidiaries or investors, cash transfers are made among the entities based on business needs in compliance of relevant PRC laws and regulations.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over- the-counter trading market in the U.S.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB- registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for such fiscal year. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. However, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

Our current auditor, Onestop Assurance PAC (“Onestop”), the independent registered public accounting firm that issue the audit reports included elsewhere in this Annual Report, is registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Onestop Assurance PAC is headquartered in Singapore and, as of the date of this Annual Report, is not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China - If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our shares. A trading prohibition for our shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors, if any, would deprive our investors of the benefits of such inspections.”

A.	[Reserved]
B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Summary of the Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under the relevant headings. The legal and operational risks associated with having operations in mainland China also apply to our presence in Hong Kong. As Hong Kong currently operates under a different set of laws from mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to our entities and businesses in mainland China, rather than entities or businesses in Hong Kong However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.
●	We have a limited operating history in the automobile sales business. Our historical financial and operating performance may not be indicative of, or comparable to, its future prospects and results of operations.
●	Our subsidiaries and the Dealerships conduct various aspects of their business, and they face risks associated with the Dealerships, their employees and other personnel.
●	Our subsidiaries and may not be able to successfully expand or maintain our network of Dealerships.
●	Our Dealerships conduct various aspects of our business, and we face risks associated with our Dealerships, their employees and other personnel.
●	Any difficulties in identifying, consummating and integrating acquisitions, investments or alliances may expose us to potential risks and have an adverse effect on our business, results of operations or financial condition.
●	Our success depends upon the continued contributions of our sales representatives.
●	We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

o	Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands. To the extent cash or assets in the business are in the mainland China/Hong Kong or a mainland China/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the mainland China/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company or its subsidiaries by the PRC government to transfer cash or assets.
o	Our adjustment of corporate structure and business operations and the termination of contractual arrangements with the VIEs may not be liability-free.

Risks Related to Doing Business in China

Risks and uncertainties related to conducting business in China include, but are not limited to, the following:

o	The Chinese government may exert substantial influence over the manner in which we must conduct our business activities. We are required to file with the CSRC within 3 working days after the subsequent securities offering is completed and we might face warnings or fines if we fail to fulfill related filing procedure. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.
o	Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations and our listing on Nasdaq.
o	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.
o	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In such events, our securities could decline in value or become worthless.
o	If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our shares. A trading prohibition for our shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors, if any, would deprive our investors of the benefits of such inspections.
o	Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations and the fact that rules and regulations in mainland China can change quickly with little advance notice could adversely affect us. Such uncertainties could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless;

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

o	The market price movement of our ordinary shares may be volatile.
o	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.
o

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

o

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in the additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

o	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

o

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Stock Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

The following are detailed descriptions of the risk factors.

Risks Related to Our Business and Industry

We have a history of losses and negative cash flows from operating activities, and we may not achieve or maintain profitability in the future.

We had not been profitable since 2019. We incurred net losses of US$84.6 million, US$53.6 million and US$41.0 million in 2022, 2023 and 2024, respectively. We also had cash outflows from operating activities of US$2.4 million, US$2.1 million and US$3.0 million in 2022, 2023 and 2024, respectively.

We have experienced recurring losses from operations. As of December 31, 2024, we had an accumulated deficit of US$377.5 million.

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

We rely on the Dealerships of our subsidiaries to conduct significant aspects of our business. As of December 31, 2024, we had three Dealerships. Our control over our Dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

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

Our subsidiaries may not be able to successfully expand or maintain our network of Dealerships.

As of December 31, 2024, we had a network of three Dealerships. We have not expanded our network since May 2018. The Dealership network is a foundation of our car sales operations, and we rely on the Dealerships in providing services to car buyers and financial institutions. As China is a large and diverse market, business practices and demands may vary significantly by regions and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experiences to expand the Dealership network into other parts of China.

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

For example, on December 31, 2020 we entered into definitive agreement to effectuate the Haitaoche Acquisition and issued an aggregate of 74,035,502 ordinary shares on June 25, 2021 through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche. On November 2, 2022, the Company signed a share purchase agreement with the shareholders of Morning Star Auto Inc. (“Morning Star”) to acquire 100% equity of Morning Star by issuing 100 million ordinary shares of Kaixin. Morning Star owns 100% equity interest of Wuxi Morning Star Technology Co., Ltd. and 40% equity interest of Henan Yujie Times Automobile Co., Ltd. (“Yujie”). On August 22, 2023, the acquisition of Morning Star completed, after which Kaixin owns all assets and business operations related to the POCCO brand of electric vehicles (POCCO EV), which constitutes big progress toward Kaixin’s successful transformation into a new energy vehicle manufacturing company. However, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of the attention of our management and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

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

Our Kaixin Auto brand was newly launched in the first half of 2018 and we believe that an important component of our growth will be the growth of customer traffic to our Dealerships. Because Kaixin Auto is a consumer brand, brand visibility is critical for our engagement with potential customers. We currently advertise through a blend of brand and direct marketing channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand. We recorded selling and marketing expenses of approximately US$2.1 million, US$3.3 million and US$1.0 million in 2022, 2023 and 2024, respectively.

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

Our future sales growth of our NEV depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of NEV. Favorable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities, and more. Changes in government subsidies, economic incentives and government policies to support new energy vehicles could adversely affect our results of operations.

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

Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of a charging infrastructure. These policies are subject to changes and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEV, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our NEV in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

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

Government policies on automobile purchases and ownership may have a material effect on our business due to their influences on consumer behaviors. With an effort to alleviate traffic congestion and improve air quality, some local governmental authorities issued regulations and relevant implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. On August 23, 2013, the Notice of The General Office of Beijing Municipal People’s Government on Printing and Distributing the Key Task Breakdown of Beijing Clean Air Action Plan for 2013-2017 was published to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business.

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

Risks Related to Our Corporate Structure

Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands. To the extent cash or assets in the business are in the mainland China/Hong Kong or a mainland China/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the mainland China/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company or its subsidiaries by the PRC government to transfer cash or assets.

We are a Cayman Islands holding company with no material operations of our own. We conduct our operations in China through our PRC subsidiaries. Any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Moreover, we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, by the PRC government to transfer cash. The transfer of funds and assets among Kaixin Holdings, its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this Annual Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. As a result of the above, to the extent cash or assets of our business is in the mainland China or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

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

The Chinese government has significant authority to intervene or exert influence on the business operations conducted in mainland China, Hong Kong and Macau in various aspects at any time, which could result in a material adverse change in our operations and the value of our ordinary shares. There are uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

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

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we can obtain the specific regulatory approvals from, or complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering or for foreign investment in China-based issuers in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to offer or continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and operations.

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

PRC government may regulate our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law issued on July 6, 2021 emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by mainland China-based companies. These opinions propose to take effective measures, such as promoting the establishment of regulatory frameworks, to deal with the risks and incidents facing mainland China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us to additional compliance requirement in the future. Official guidance and interpretation of these opinions are absent in several material respects at this time.

Rules and regulations in China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis, and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. Such action could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Therefore, we cannot assure you that we will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, the offering of our securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

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

We have obtained all approvals and permits that are material for our operations through our PRC subsidiaries under the laws and regulations of mainland China, and we have not been subject to any material administrative penalties from the regulatory authorities of mainland China. We are required to continue to comply with the provisions of the laws, regulations and policies of mainland China for the operations of our subsidiaries in mainland China and we remain subject to the supervision of the relevant regulatory authorities of mainland China. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future. If we fail to complete, obtain or maintain any of the required licenses or approvals or make necessary filings, we may be subject to various penalties, such as confiscation of illegal gains, imposition of fines and discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and adversely affect our business, financial condition and operations.

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

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB- registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024, after we file our annual report on Form 20-F for such fiscal year. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. However, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong are subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

Our current auditor, Onestop Assurance PAC (“Onestop”), the independent registered public accounting firm that issue the audit reports included elsewhere in this Annual Report, is registered with the PCAOB. The PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Onestop Assurance PAC is headquartered in Singapore and, as of the date of this Annual Report, is not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.Our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Onestop audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as our Company, there are uncertainties about the ability of the auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

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

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, may adversely affect the market price of our ordinary shares. As of December 31, 2024, we had 6,589,162 ordinary shares outstanding, including 5,249,589 ordinary shares that are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volumes and other restrictions as applicable under Rules 144 and 701 of the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act of the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our ordinary shares.

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

A non-United States corporation will be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year if either: (i) at least 75% of its gross income for such year is passive income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ordinary shares, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future.

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

Our company is controlled through a dual class voting structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to two hundred and fifty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of December 31, 2024, Mr. Mingjun Lin, our chief executive officer, beneficially owned 53.9% of the aggregate voting power of our company, and Ms. Yi Yang, our chief financial officer, beneficially owned 44.1% of the aggregate voting power of our company. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Mingjun Lin and Ms. Yi Yang have considerable influence over matters such as approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Stock Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our ordinary shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Stock Market, we are required to comply with certain of the Nasdaq continued listing requirement, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Stock Market criteria for maintaining our listing, our Class A ordinary shares will be delisted from the Nasdaq Capital Market at some later date, we may then apply to have our Class A ordinary shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A ordinary shares are not so listed or are delisted at some later date, our Class A ordinary shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A ordinary shares might decline. If our Class A ordinary shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A ordinary shares would decline and that our shareholders would find it difficult to sell their Class A ordinary shares.

On February 1, 2024, we received a notice from Nasdaq indicating that we failed to comply with the minimum closing bid price requirement set forth in 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per share had been below US$1.00 for a period of 30 consecutive business days (the “Bid Price Rule”). The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until March 27, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. Nasdaq granted us an additional period of 180 calendar days, or until January 27, 2025, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price per share must meet or exceed US$1.00 per share for a minimum of 10 consecutive business days on or prior to January 27, 2025.

On August 19, 2024, we received a delisting determination notice from Nasdaq notifying us that we failed to comply with the minimum closing bid price requirement set forth in 5810(c)(3)(A)(iii) of the Nasdaq Listing Rules as the closing bid price per share had been below US$0.10 for a period of 10 consecutive trading days, and Nasdaq had determined to begin the process to delist our shares from the Nasdaq Capital Market (the “Delisting Determination”). On August 21, 2024, we submitted a request for a hearing to appeal the Delisting Determination to a Hearings Panel of the Nasdaq (the “Panel”), which was scheduled on October 3, 2024. The hearing request had stayed the suspension of our ordinary shares and the filing of the Form 25-NSE pending the Panel’s decision. In order to regain compliance with Nasdaq’s low priced stock requirement, we effected a reverse stock split (the “Reverse Split”) of our authorized, issued and outstanding ordinary shares, par value $0.00075 each, at a ratio of 1-for-60 so that every sixty Class A ordinary shares authorized and issued were to be combined into one consolidated Class A ordinary share, par value $0.045 each. The Reverse Split took effect and began trading on the Nasdaq Capital Market on a split-adjusted basis when the market opened on October 25, 2024.

Upon successful completion of the Reverse Split, we received a notification letter from Nasdaq on September 12, 2024, advising our Company that we regained compliance with the Bid Price Rule requirement. The letter also informed us that pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor for a period of one year from the date of the letter. If, within that one-year monitoring period, the Nasdaq staff (the “Staff”) finds the Company again out of compliance with the requirement that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Nasdaq will issue a delist determination letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened hearings panel if the initial Panel is unavailable. The Company will have the opportunity to respond/present to the hearings panel as provided by Listing Rule 5815(d)(4)(C).

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

Disposal of Renren Finance, Inc

The company had a large number of inactive shell companies and VIE structures, which were the result of its historical legacy and no longer relevant for its car sale businesses. Those inactive entities and the VIEs simply caused extra maintenance costs, regulatory risk, and disclosure burdens. To streamline its corporate structure, mitigate the uncertainties, and exert full control on our operating entities, the management explored the options to dispose of Renren Finance, Inc. along with its subsidiaries and VIEs and the VIEs’ subsidiaries (collectively referred to as the “Disposal Group”). The Disposal Group had a negative book of around US$3 million at that time. On August 5, 2022, KAG, our wholly-owned subsidiary, and Stanley Star entered into a shares transfer agreement (the “August 2022 Agreement”). The August 2022 Agreement stipulates that KAG agrees to sell all the shares it held in Renren Finance, Inc along with its subsidiaries and VIEs and the VIEs’ subsidiaries at a consideration of US$1, to Stanley Star, an independent third party company incorporated in BVI that was interested in exploring the opportunities in the non-performing assets on the books of the Disposal Group. In addition, the August 2022 Agreement stipulates that on the date of the closing if the net liability of the Disposal Group is more than RMB20 million, the Company agrees to make compensation to Stanley Star accordingly. The sale of the Disposal Group and the ownership transfer were completed on October 27, 2022 (the “Disposal Completion Date”), on which date the net book value of the Disposal Group was net liabilities was approximately $24.6 million. Accordingly, on December 28, 2022, KAG and Stanley Star entered into a supplement agreement pursuant to which the Company agrees to compensate Stanley Star pursuant to the August 2022 Agreement. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement, the Company entered into a securities purchase agreement with Stanley Star, pursuant to which, the Company subsequently issued to Stanley Star an aggregate of 50,000 Series F Convertible Preferred Shares, each of which is convertible into 1,000 ordinary share of the Company in connection with the disposal. In November 2023, the Company issued 7,000,000 ordinary shares to Stanley Star for settlement of partial conversion of the Series F Convertible Shares.

With the disposition of the Disposal Group, all VIEs were disposed as of October 27, 2022. As a result, there is no VIE entity in the corporate structure of the Company and as of the date of this Annual Report, we conduct our operations exclusively through our wholly-owned subsidiaries.

Disposal of Kaixin Auto Group

On February 22, 2024, we entered into a securities purchase agreement with Shangyue Limited (the “February 2024 Agreement”). The February 2024 Agreement stipulates that we agreed to sell the entire shares we held in Kaixin Auto Group with it subsidiaries in exchange for 7,000 Series G Convertible Preferred Shares, to Shangyue Limited, a company incorporated in BVI. Additionally, the February 2024 Agreement stipulated that on the date of the closing if the net assets of KAG are negative, the Company agreed to make compensation to Shangyue accordingly. On May 20, 2024, anticipating the closing of the disposal transaction and given the negative net assets of KAG at $13.6 million, the Company and Shangyue Limited entered into an amended and restated securities purchase agreement, pursuant to which, the Company subsequently issued to Shangyue Limited an aggregate of 12,800 Series G convertible preferred shares of a par value of US$0.00075 each to Shangyue Limited in consideration of the disposal consideration and the adjustment on the removal of the terms on redemption at the option of the Company. The sale of the KAG and the ownership transfer were completed on June 3, 2024.

Our principal executive office is located at Unit B2 - 303 - 137, 198 Qidi Road, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, People’s Republic of China. Our registered office is situated at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1 - 1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B.	Business Overview

The Company is primarily engaged in the sales of domestic and imported automobiles in the PRC. We are committed to providing superior car purchase and ownership experiences to our customers. Our passion and professionalism build trust and long-term customer loyalty.

We are a leading premium auto dealership group in China. As of December 31, 2024, we had three Dealerships covering three cities in China. On average, our Dealership operators have over ten years of experience in the car sales industry. We provide car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover, Bentley, Rolls-Royce, and Porsche.

China is the world’s largest automotive market both in demand and supply in 2024. On June 25, 2021, we closed the Haitaoche Acquisition. Haitaoche is a China-based merchant for domestic and imported automobiles. The manufacture and distribution of automobiles are undergoing significant changes in China, which are expected to create new opportunities and business models. Haitaoche strives to become a leading automobile retail platform in China. In addition to maintaining its domestic and imported new car sales business, it plans to expand into electronic vehicles and other business areas. Haitaoche aims to enter into strategic cooperation agreements with multiple electronic vehicle manufacturers in China and serve a wider group of distributors and consumers.

We sourced, marketed, and sold approximately 879, 525, and nil vehicles to customers across China in 2022, 2023, and 2024, respectively.

We are actively looking for opportunities to expand into the business area of electronic vehicles. We set up the New Energy Vehicles Department in 2021 and delivered the new NEV prototype to our customers at the end of 2022. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage.

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

Our Businesses

Kaixin have pioneered an innovative business model, under which it had obtained control of Dealerships across China, providing them with an integrated technology system, centralized operational control and management, a unified brand and capital support. Kaixin primarily generate revenues from sales of new and used cars. Of the Dealerships’ total revenues in 2022, 2023 and 2024, revenues from auto sales accounted for 100%, 100% and 0% respectively. Following the consummation of the Haitaoche Acquisition in June 2021, our car sales business gradually resumed operations in the majority of the Dealership locations, which complement the new car sales in the Haitaoche business unit. During 2022, the Company terminated cooperation with several dealerships that underperformed against our expectations and downsized our dealerships network to three dealerships.

Our Dealership Network

As of December 31, 2024, we had three Dealerships. Our network of Dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumers’ demand and opportunity for growth is most favorable.

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

Entry into the NEV Market

By integrating the operations and resources of Haitaoche with the used car dealership business, we are currently engaged in the sales of both new and used, domestic and imported automobiles and will be actively looking for opportunities to expand into the business area of electronic vehicles. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start with developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage. Reference is made to the Form 6-K which the Company filed with SEC on August 26, 2021, the Company has reached a binding term sheet to acquire 100% equity interest of Yujie through new share issuance. Yujie is a Chinese electronic vehicles (“EV”) manufacturer specialized in small size multi-function EVs. On September 26, 2022, the Company signed a binding acquisition term sheet with Wuxi Morning Star Technology Co., Ltd. (“Wuxi Morning Star”), who manufactures and operates the POCCO EVs. According to the term sheet, the Company intends to acquire 100% equity interest of Wuxi Morning Star through new share issuance and makes it a wholly owned subsidiary (the “Wuxi Morning Star Acquisition”). As consideration for the Wuxi Morning Star Acquisition, the Company agreed to issue ordinary shares of Kaixin to the shareholders of Wuxi Morning Star Morning Star with market value of 100 million as determined by the average of the closing prices of last five trading days before the entering date of Share Purchase Agreement. On November 2, 2022, the Company signed a share purchase agreement with the shareholders of Morning Star Auto Inc. (“Morning Star”), to acquire 100% equity interest of Morning Star by issuing 100 million ordinary shares of Kaixin. Morning Star owns 100% equity interest of Wuxi Morning Star and 40% equity interest of Yujie. On August 22, 2023, the acquisition of Morning Star completed, after which Kaixin owns all assets and business operations related to POCCO EVs, which constitutes big progress toward Kaixin’s successful transformation into a new energy vehicle manufacturing company.

Legal Agreements with Dealerships

We have entered into a series of legal arrangements with our Dealerships and other related parties since 2021, which are generally designed for the compliance with PRC laws and regulations and for value-added tax optimization purposes. Revenue for 2022 and 2023 was primarily generated from transactions under these agreements and we expect future revenue from automobile sales to be primarily generated from transactions under these ancillary agreements.

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

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007 and was revised in 2024, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions.

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

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC (the “Catalog”). In June 2017, the MOFCOM and the NDRC promulgated the Catalog (“2017 Revision”), which became effective in July 2017. Industries listed in the Catalog are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, which is further divided into the restricted category and prohibited category. The negative list of the 2017 Revision was replaced by the Special Administrative Measures for Access to Foreign Investment (the “Negative List”), which was issued in June 2018 and was subsequently revised in 2019,2020 2021 and 2024,and became effective in August 2024. Industries not listed in the Catalog are generally deemed to be in a fourth “permitted” category and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. Furthermore, foreign investors are not allowed to invest in companies and industries under the prohibited category. For the industries not listed on the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and the establishment of wholly foreign-owned enterprises in such industries is generally allowed.

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

Regulations on Mobile Internet Applications

On June 28, 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Applications Information Services (the “Mobile Application Administrative Provisions”), which took effect on August 1, 2016. These provisions were revised in June 2022 and officially came into effect in August 2022. According to the Mobile Application Administrative Provisions, “mobile internet application” refers to application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. “Mobile internet application provider” refers to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017. These provisions require, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as explicitly marking the price, charge standard and charge method. The content expressed should be true, accurate, eye-catching and normative, and users should be charged only after their confirmation.

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

In July 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. In March 2023, these measures were revised and officially came into effect in May 2023. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, in consistency with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close”. The measures also prohibit unfair competition in internet advertisement publishing, including: (1) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; (2) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization; and (3) inducing false quotes, seek illegitimate interests or harm the interests of others, by using false statistical data, communication effects or Internet value.

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

Regulations on Dividend Distribution

Wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with the PRC accounting standards and regulations. The principal regulations governing dividend distributions of wholly foreign-owned enterprises include the PRC Company Law promulgated in 1993, as amended in 1999, 2004, 2005, 2013, 2018, and 2024, and the Foreign Investment Law and the Implementation of the Foreign Investment Law promulgated in 2019. Under these regulations, foreign investors can freely remit into or out of PRC, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on generated within the territory of PRC.

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

Overview

We are a leading premium new and used auto dealership group in China. The Company is primarily engaged in the sales of domestic and imported automobiles in the PRC. We are committed to providing superior car purchase and ownership experiences to our customers. Our passion and professionalism build trust and long-term customer loyalty. As of December 31, 2024, we had three Dealerships covering three cities in China. On average, our Dealership operators have over ten years of experience in the car sales industry. We provide new and used car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover and Porsche.

We sourced, marketed and sold approximately 879, 525, and nil new and used vehicles to customers across China in 2022, 2023, and 2024, respectively.

Recent Developments

In September 2023, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Yuanman Automobile Trading Co. Ltd. The Group owned 100% equity interest in the subsidiary.

In February through March 2023, the Group, through one of its subsidiaries in the PRC, set up a subsidiary, namely, Zhejiang Kaixin Jingtao Automobile Trading Co. Ltd.The Group owned 70% equity interest in the subsidiary.

In January 2024, we set up one subsidiary, namely, Zhejiang Kaixin Zhihui Auto Co. Ltd.. The Group owned 100% equity interest in the subsidiary.

During the year ended December 31, 2024, we entered into certain share transfer agreements with third parties, pursuant to which the Group transferred equity interest in subsidiaries. The details are as follows:

		% of
	Date of	Ownership
Name of Disposed Subsidiaries	Disposal	after disposal
Kaixin Manman Commuting Technology Co. Ltd	May 27, 2024	0%
Kaixin Daman Automobile Trading Co. Ltd.	July 30, 2024	0%
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	August 22, 2024	0%
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	November 8, 2024	0%
Anhui Kaixin New Energy Vehicle Co., Ltd.	December 5, 2024	33.298%
Morning Star Auto Inc.	December 5, 2024	0%

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

Integration of Our Dealerships

We began to acquire majority control of used car dealers across China in the second half of 2017. We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2024, we had three Dealerships. Our Dealerships and their employees directly interact with the consumers and other dealerships, and their performance directly impact our results of operations and financial condition. In addition, expansion of our network of Dealerships may affect our results of operations in the form of startup costs, acquisitions of new Dealership assets or capital injections.

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

Key Components of Results of Operations

Revenues

Our revenues are derived from car sales. Our sales revenue are US$82.8 million, US$31.5 million, and nil in 2022, 2023 and 2024, respectively.

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues:
Car sales revenue	82,840	100.0	31,535	100.0	—	—
Total revenues	82,840	100.0	31,535	100.0	—	—

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

Our car sales revenues are primarily driven by the number of customer traffic to the Dealerships, our inventory selection, the effectiveness of our branding and marketing efforts, the quality of our customer services, our pricing and competition in our industry. The Company invested significant resources in revamping the car sales business after the completion of the reverse merger, which contributed to the growth of the car sales.

For the year ended December 31, 2024, we did not generate revenues from car sales due to a reassignment of our car sale business. Accordingly, our cost of revenue was nil for the year ended December 31, 2024. We are resuming the car sales business in 2025 and are actively engaged in developing our domestic and international client bases.

Cost of Revenues

Cost of revenues consists of costs directly related to used-car sales and new-car wholesales. The following table sets forth the breakdown of our cost of revenues, both in absolute amounts and as percentages of our total cost of revenues, for the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Car sales	82,194	100.0	31,193	100.0	—	—
Total cost of revenues	82,194	100.0	31,193	100.0	—	—

Cost of Used-car sales

Cost of revenues consists of costs directly related to used-car sales and new car wholesales, including inventory acquisition costs and write-down of inventory. Given that there was no car sale in 2024, the cost of revenues was nil.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses for continuing operations, both in absolute amounts and as percentages of our total operating expenses for the periods indicated:

	For the Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling and marketing	2,097	4.3	3,313	15.5	963	5%
General and administrative	46,488	95.7	18,013	84.5	18,178	95%
Total operating expenses	48,585	100.0	21,326	100.0	19,141	100%

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

	For the Years Ended December 31,
	2022		2023		2024

	(in thousands, except for percentage)
		%		%		%
Total revenues	82,840	100.0	31,535	100.0	—	—
Total cost of revenues	82,194	99.2	31,193	98.9	—	—
Gross profit	646	0.8	342	1.1	—	—
Operating expenses:
Selling and marketing expenses	2,097	2.5	3,313	10.5	963	—
General and administrative expenses	46,488	56.1	18,013	57.1	18,178	—
Total operating expenses	48,585	58.6	21,326	67.6	19,141	—
Loss from operations	(47,939)	(57.9)	(20,984)	(66.5)	(19,141)	—
Other income (expenses), net	728	0.9	(9)	(0.0)	392	—
Foreign currency exchange gain (loss)	(139)	(0.2)	(10)	(0.0)	7	—
Interest expense, net	(1,034)	(1.2)	(525)	(1.7)	(342)	—
Change in fair value of warrants	316	0.4	(208)	(0.7)	210	—
Impairment of other receivables	—	—	(8,848)	(28.1)	—	—
Impairment of prepaid expenses and other current assets	(22,921)	(25.9)	(23,262)	(73.8)	—	—
Provision for dealership settlement	(15,134)	(18.3)	—	—	—	—
Gain (loss) from disposal of subsidiaries	1,578	1.9	64	(0.2)	(23,037)	—
Loss before income tax provision	(84,545)	(100.3)	(53,782)	(170.5)	(41,911)	—
Income tax benefit (expense)	(74)	(0.1)	228	(0.7)	931	—
Net loss	(84,619)	(100.4)	(53,554)	(169.8)	(40,980)	—

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenues and Cost of Revenues

For the year ended December 31, 2024, we did not generate revenues from car sales. Accordingly our cost of revenues was nil for the year ended December 31, 2024.

Gross Profit

As a result of the foregoing, we recorded a gross profit of US$342 thousand in 2023 and a gross profit of nil in 2024.

Operating Expenses

Our total operating expenses decreased from US$21.3 million in 2023 to US$19.1 million in 2024. The difference is mainly resulted from the decline in selling and marketing expenses.

●	Selling and marketing expenses. Our selling and marketing expenses decreased from US$3,3 million in 2023 to US$963 thousand in 2024. The decrease was primarily due to a decrease of approximately $2.1 million in dealership settlement expenses and a decrease of bonus of approximately $0.1 million in payroll expenses for salespersons as we did not generate revenues in the year of 2024.
●	General and administrative expenses. Our general and administrative expenses slightly increased from US$18.0 million in 2023 to US$18.2 million in 2024.

Other Income (Expenses)

Other expense was US$9 thousand in 2023, as compared to other income of US$392 thousand in 2024.

Interest Expenses, Net

Our interest expenses, net were US$525 thousand in 2023 and US$342 thousand in 2024.

Change in fair value of warrants

Loss from change in fair value of warrants was US$208 thousand in 2023, as compared to gain from change in fair value of warrants of US$210 thousand in 2024.

Gain (loss) on disposal of subsidiaries

There is a gain from the disposal of a subsidiary of $64 thousand in 2023 and a loss on the disposal of subsidiaries of US$23.0 million in 2024. For details, please refer to Note 3 to the consolidated financial statements.

Income Tax Benefit (Expense)

Our income tax benefits were US$228 thousand in 2023 and US$931 thousand in 2024, respectively.

Net Loss

As a result of the foregoing, we recorded net losses of US$53.6 million and US$41.0 million in 2023 and 2024, respectively.

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

Operating Expenses

Our total operating expenses decreased from US$48.6 million in 2022 to US$21.3 million in 2023. The difference is mainly resulted from a decrease in general and administrative expenses.

●	Selling and marketing expenses. Our selling and marketing expenses increase from US$2,097 thousand in 2022 to US$3,313 thousand in 2023. The increase resulted from higher sales incentives expenses to the Dealerships.
●	General and administrative expenses. Our general and administrative expenses decreased from US$46,488 thousand in 2022 to US$18,013 thousand in 2023. The decrease was primarily due to lower share-based compensation expense in 2023.

Other Income (Expenses)

Other income was US$728 thousand in 2022, as compared to other expense of US$9 thousand in 2023.

Interest Expenses, Net

Our interest expenses, net were US$1,034 thousand in 2022 and US$525 thousand in 2023, respectively.

Change in fair value of warrants

Gain from change in fair value of warrants was US$316 thousand in 2022, as compared to loss from change in fair value of warrants of US$208 in 2023.

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

Recent Accounting Pronouncements

See Part III, “Financial Statements — Note 2 — Summary of significant accounting policies — Recent accounting pronouncements”.

B.Liquidity and Capital Resources

Cash flows and working capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2024, we generated negative cash flows from operating activities that amounted to US$3.0 millon and have a working capital of negative US$6.1 million as of December 31, 2024.

KX Venturas 4 LLC invested US$3.0 million in convertible preferred shares of the Company on December 28, 2020, which were all converted to ordinary shares during 2021. Moatable purchased US$6.0 million convertible preferred shares of the Company on March 31, 2021. Derong Group Limited invested US$4.6 million in the Company in February 2022 and received ordinary shares in March 2022. A group of investors, namely Mr. Long Li, Hermann Limited and Aslan Family Limited, invested in $1.0 million in ordinary shares in November 2023. On October 14, 2024, we closed a private placement with ATW Opportunities Master Fund II LP, a company incorporated under the laws of Delaware (the “Purchaser”). Pursuant to the securities purchase agreement (the “Purchase Agreement”), we agreed to sell an aggregate of 1,166,667 Class A Ordinary Shares, with a par value of $0.045 per share (the “Ordinary Shares”) at a purchase price of $3.00 per share to the Purchaser (the “Offering”), representing 71.8% of the closing price of the Company on November 13, 2024. We received gross proceeds of $3,500,000 in connection with the Offering.

We intend to obtain additional equity or debt financing arrangements to support the growth of our business. The incurrence of indebtedness would result in an increase of fixed obligations and could result in operating covenants that would restrict our operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Business and Industry — We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all”.

Net cash used in operating activities was US$2.4 million, US$2.1 million and US$3.0 million in 2022, 2023 and 2024, respectively. As of December 31, 2024, we had cash of approximately US$2.4 million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2022	2023	2024

	(in thousands of US$)
Net cash used in operating activities	(2,394)	(2,108)	(3,020)
Net cash used in investing activities	(156)	(3,134)	(26)
Net cash provided by financing activities	5,406	1,015	4,510
Effect of exchange rate changes on cash and cash equivalents	(1,017)	(790)	(1,161)
Net changes in cash and cash equivalents	1,839	(5,017)	303
Cash and cash equivalents at beginning of year	5,263	7,102	2,085
Cash and cash equivalents at end of year	7,102	2,085	2,388

Operating Activities

Net cash used in operating activities was US$3.0 million in 2024. The principal items accounting for the difference between our net loss and the net cash used in operating activities in 2024 were loss from the disposal of a subsidiary of US$23.0 million, share - based compensation expense of US$10.9 million, and depreciation and amortization expenses of $3.9 million.

Net cash used in operating activities was US$2.1 million in 2023. The principal items accounting for the difference between our net loss and the net cash used in operating activities in 2023 were a loss from impairment of other non-current assets of US$23.3 million, loss from impairment of other receivables of US$8.8 million, share-based compensation expense of US$12.0 million, and depreciation and amortization expenses of $2.5 million.

Net cash used in operating activities was US$2.4 million in 2022. The principal items accounting for the difference between our net loss and the net cash used in operating activities in 2022 were a loss from impairment of other non-current assets of US$22.9 million, provision for dealership settlement of US$15.1 million, and share-based compensation expense of US$39.3 million.

Investing Activities

Net cash used in investing activities was US$26 thousand in 2024, which was mostly attributable to cash disposed on disposal of subsidiaries.

Net cash used in investing activities was US$3.1 million in 2023, which was mostly attributable to cash disposed on disposal of subsidiaries.

Net cash used in investing activities was US$0.2 million in 2022, which was mostly attributable to cash disposed on disposal of subsidiaries.

Financing Activities

Net cash provided by financing activities was US$4.5 million in 2024, which was primarily attributable to proceeds from issuance of ordinary shares and warrants.

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

Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2024:

		Less than 1			More than
	Total	year	1–3 years	3–5 years	5 years

	(in thousands of US$)
Operating Lease Obligations(1)	231	141	90	—	—
Loans and Convertible Note obligations	635	635	—	—	—
Total	866	776	90	—	—
(1)	Representing contractual undiscounted operating lease obligations relating to our non-cancelable lease of offices and facilitates.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Capital Expenditures

Our capital expenditures were US$59 thousand, US$396 thousand, and US$18 thousand in 2022, 2023, and 2024, respectively. In 2024, our capital expenditures were mainly used to purchase property and equipment.

Holding Company Structure

Our Company, Kaixin Holdings, is not an operating company in China, but a Cayman Islands holding company with no operations of its own. We own and conduct operations primarily through operating subsidiaries in China. As a result, we rely on dividends and other distributions paid by our operating subsidiaries to pay dividends to our shareholders or to service our outstanding debts. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC laws, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

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

However, we believe material weaknesses persist in (i) lack of sufficient resources with US GAAP and the SEC reporting experiences, which could adversely affect the Company’s ability to provide accurate disclosures on a timely matter; (ii) the lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning as of December 31, 2024.

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2022. However, since our public float was not over US$75 million on June 30, 2024, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2024.

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

E.	Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

A list of critical accounting policies, judgements and estimates that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere herein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title
Mingjun Lin	50	Chairman, Director and Chief Executive Officer
Yi Yang	53	Director and Chief Financial Officer
Xiaolei Gu	38	Director
Deqiang Chen	58	Independent Director
Xiaoning Wu	61	Independent Director

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$0.86 million in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

January 2024 Equity Incentive Plan

Our January 2024 equity incentive plan (the “January 2024 Plan”), was adopted by our Board on January 2, 2024. The 2024 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 8,000,000 Class A ordinary shares, par value of US$0.00075 each, and 1,000,000 Class B ordinary shares, par value of US$0.00075 each, may be granted as awards under the January 2024 Plan.

The following paragraphs describe the principal terms of the January 2024 Plan.

Administration

The January 2024 Plan is administered by sole director, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then the plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the January 2024 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the January 2024 Plan is defined as: (i) the board of directors changes such that there is turnover of at least 50% of the members of the board; (ii) the shareholders approve any plan or proposal for the liquidation or dissolution of the company; (iii) the shareholders approve any consolidation, merger or share exchange of the company in which the company ceases to exist as a corporation, or as a result of which, the ordinary shares would be converted into cash, securities or other properties; or (iv) any sale, lease, exchange or other transfer of all or substantially all of the company’s assets. There will be an exception to the definition of “change of control” as follows: a transaction described in (iii) or (iv) shall not be a “change of control” if (A) after such transaction the board of directors did not undergo a turnover of at least 50% of the members of the board of directors, and/or such unchanged board of directors controls an entity which directly or indirectly holds a majority of the ordinary shares of the continuing, surviving or acquiring entity referenced in (iii) or (iv); and (B) such successor entity assumes all outstanding share awards under the January 2024 Plan.

October 2024 Equity Incentive Plan

Our October 2024 equity incentive plan (the “October 2024 Plan”), was adopted by our Board on October 2, 2024. The October 2024 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 17,000,000 Class A ordinary shares, par value of US$0.045 each, and 5,000,000 Class B ordinary shares, par value of US$0.045 each, may be granted as awards under the October 2024 Plan.

The following paragraphs describe the principal terms of the October 2024 Plan.

Administration

The October 2024 Plan is administered by sole director, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then the plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the October 2024 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the October 2024 Plan is defined as: (i) the board of directors changes such that there is turnover of at least 50% of the members of the board; (ii) the shareholders approve any plan or proposal for the liquidation or dissolution of the company; (iii) the shareholders approve any consolidation, merger or share exchange of the company in which the company ceases to exist as a corporation, or as a result of which, the ordinary shares would be converted into cash, securities or other properties; or (iv) any sale, lease, exchange or other transfer of all or substantially all of the company’s assets. There will be an exception to the definition of “change of control” as follows: a transaction described in (iii) or (iv) shall not be a “change of control” if (A) after such transaction the board of directors did not undergo a turnover of at least 50% of the members of the board of directors, and/or such unchanged board of directors controls an entity which directly or indirectly holds a majority of the ordinary shares of the continuing, surviving or acquiring entity referenced in (iii) or (iv); and (B) such successor entity assumes all outstanding share awards under the October 2024 Plan.

Granted Awards

The table below summarizes, as of March 1, 2025, the outstanding options and restricted shares that have been granted to our directors and executive officers.

	Number of
	shares
	underlying	Exercise
	awards	price (US$
Name	granted(1)	per share)	Grant date	Expiration date
Deqiang Chen	250	N/A	October 21, 2021, December 28, 2022 and September 11, 2023	October 21, 2031, December 28, 2032 and and September 11, 2023, respectively
Mingjun Lin	2,222	N/A	October 21, 2021	October 21, 2031
Xiaolei Gu	833	N/A	October 21, 2021, December 28, 2022 and September 11, 2023	October 21, 2031, December 28, 2032 and September 2033, respectively
Total	3,305

Notes:

(1)	In the form of restricted shares.

C.	Board Practices.

Board of Directors

Under our currently effective memorandum and articles of association, our company shall have not less than three (3) and not more than nine (9) directors, unless such number is changed by special resolution of our shareholders. Mr. Mingjun Lin and Ms. Lucy Yi Yang each shall have the right to appoint or remove one (1) director by delivering a written notice to our Company.

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

Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and
●	approving the transfer of shares in our Company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Other than the directors that may be appointed by Mr. Mingjun Lin and Ms. Yi Yang in accordance with our memorandum and articles of association, our directors may be elected by ordinary resolution by our shareholders. Our directors may by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting, have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to our Company’s compliance with the director nomination procedures required under the applicable corporate governance rules of the Nasdaq as long as our ordinary shares are trading on the Nasdaq. Our directors are not subject to a term of office and each director shall hold office until his or her successor shall have been elected and qualified. A director may be removed from office by special resolution of our shareholders at any time before the expiration of his or her term, except that Mr. Mingjun Lin and Ms. Yi Yang each shall have the right to remove one (1) director by delivering a written notice to the Company.

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

D.Employees.

We had 19 employees as of December 31, 2024. The following table sets forth the number of our employees categorized by function as of December 31, 2024:

	Number of	% of Total
Functional Area	Employees	Employees
Management and administration	15	78.9%
Sales and marketing	4	21.1%
Research and development	—	—
Total	19	100.0%

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

E.Share Ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 8,853,325 Class A ordinary shares and 2,100,000 Class B ordinary shares (retroactively adjusted to reflect the 1-to-60 reverse stock split effected on October 25, 2024) outstanding as of March 15, 2025.

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

% of
Ownership
	Number of	Number of	of total Class A	% of
	Class A	Class B	ordinary shares	aggregate
	ordinary	ordinary	and Class B	voting
Beneficial Owners(1)	shares	shares	ordinary shares	power**
Directors and Executive Officers:
Mingjun Lin	2,222	1,155,000	10.6	54.1
Yi Yang	—	945,000	8.6	44.3
Deqiang Chen	*	—	*	*
Xiaolei Gu	*	—	*	*
Xiaoning Wu	*	*	*	*
All Directors and Executive Officers as a Group	22,222	2,100,000	19.3	98.4

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**

For each person and group included in this column, percentage voting power is calculated by dividing voting power beneficially owned by such person or group by voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to two hundred and fifty per share on all matters subject to vote at our general meeting. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder thereof, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

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

In addition, Kaixin Holdings entered into a definitive securities purchase agreement with KX Venturas 4 LLC as the investor on December 28, 2020 pursuant to which the investor has the right to invest US$6.0 million in newly designated convertible preferred shares of Kaixin and US$4.0 million in ordinary shares of Kaixin. The preferred shares are convertible into Kaixin’s ordinary shares at a conversion price of US$3.00, subject to customary anti-dilution adjustments. The preferred shares have no voting rights. The first tranche of US$3.0 million of the investment closed on December 29, 2020. Pursuant to the purchase agreement, the investor will also receive warrants to subscribe for Kaixin’s ordinary shares at an exercise price of US$3.00 per share.

In May 2023, the Company issued 50,000 convertible preferred shares of the Company to Stanley Star in connection of the disposal of the Disposal Group. The preferred shares are convertible, at any time and from time to time from at the option of the holder, into 50,000,000 ordinary shares of the Company.

In June 2024, the Company issued 12,800 Series G convertible preferred shares of the Company to Shangyue Limited in connection of the disposal of entirety 100% equity of Kaixin Auto Group. The preferred shares are convertible, at any time and from time to time from the option of the holder, into 50,000 ordinary shares of the Company.

In November, 2024, the Company entered into a securities purchase agreement with ATW Opportunities Master Fund II LP (the “Purchaser”). Pursuant to the securities purchase agreement, the Company agreed to sell an aggregate of 1,166,667 ordinary shares of the Company, with a par value of $0.045 per share, at a purchase price of $3.00 per share to the Purchaser for gross proceeds of $3.5 million.

As of March 15, 2025, our shares were held by fourteen record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Directors, Senior Management and Employees — Share Ownership”.

B.	Related Party Transactions

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

In 2019, due to disagreements with certain non-controlling shareholders on operational matters, some non-controlling shareholders detained our inventories in our Dealerships and significant uncertainty arose on the realizability and collectability of the prepayments to purchase used cars for these Dealerships and amounts due from these non-controlling shareholders. Therefore, we wrote down US$17.8 million of inventory, and wrote off US$22.3 million of prepayments for the year ended December 31, 2019. By early 2021, we reached agreement with a majority of the non-controlling shareholders to settle the disputes over the allocation of assets and confirm our mutual commitment to the growth and revamp of our car sale business. The net impact on the recoverable amounts of the previously detained and impaired assets was US$2.9 million, which have been recorded as a reduction of general and administrative expense for the year ended December 31, 2020. There was a reversal of UD$3.3 million of prior impairment, which is recognized as a US$0.6 million reduction of general and administrative expense and a US$2.7 reduction of cost of goods sold for the year ended December 31, 2021.

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

The following are the summaries of material provisions of our sixth amended and restated memorandum and articles of association then effective during the financial year ended 31 December 2024, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. Holders of ordinary shares shall at all times vote together as one class on all matters submitted to a vote by shareholders. In respect of matters requiring shareholders’ vote, on a poll, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to two hundred and fifty votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than one-tenth of the paid up voting share capital.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate of not less than one-fifth of the votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Any resolutions proposed at an extraordinary general meeting convened pursuant to the requisition of shareholders should be passed by special resolutions. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our memorandum and articles of association may also authorizes our Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further votes or actions by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Based upon our current and projected income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current taxable year or foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our Company is the U.S. dollar. The functional currency of our PRC subsidiaries is the Renminbi, and the functional currency of our Hong Kong subsidiaries is the Hong Kong Dollar.We use the U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a net a net foreign exchange gain of US$1.9 million in 2022, a net foreign exchange loss of US$1.3 million in 2023, and foreign exchange gain of US$1.0 million in 2024.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 increased 2.0%, 0.2%, and 0.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the Commission, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified the following material weaknesses in our internal control over financial reporting:

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

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2024. Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

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

Attestation Report of the Independent Registered Public Accounting Firm

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2022. However, since our public float was not over US$75 million on June 30, 2024, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2024.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.     [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board has determined that Xiaoning Wu, the chairman of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC.

	For the Years Ended December 31,
	2023	2024

	(in thousands of US$)
Audit fees(1)	328	250
Total	328	250
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.   INSIDER TRADING POLICIES.

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of our ordinary shares by officers, directors, employees, and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. A copy of the policy is included as Exhibit 11.2 to the Form 20-F.

ITEM 16K.    CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management aligns with and shares common methodologies and reporting channels with our broader risk management.

Key features of our cybersecurity risk management program include, but are not limited to, the following:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT Systems environment;
●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	processes for monitoring for vulnerabilities of our technology which includes code review (as necessary), testing and analysis of software across the software lifecycle;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	physical and technical security measures, including encryption, authentication, and access controls;
●	cybersecurity awareness training and internal cybersecurity resources for our employees; and
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

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

Our management has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel. Our management and the security team, including our chief financial officer and information technology director, are responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes over twenty years of expertise in the IT and cybrersecurity fields and extensive connections with IT professionals and service providers.

Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources; and alerts and reports produced by security tools deployed in our IT Systems environment.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1

Sixth Amended and Restated Memorandum and Articles of Association of Kaixin Holdings, as adopted by a special resolution on October 1, 2024 (incorporated by reference to Exhibit 4.1 to our current report on Form S - 8 (File No. 333 - 282625), initially filed with the SEC on October 15, 2024).

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
4.1

Form of Indemnification Agreement between Kaixin Auto Holdings and its directors and executive officers (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.2

Loan Agreement between Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing (English Translation) (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.3

Loan Agreement between Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.4

Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.5

Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.6

Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd among Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.7

Equity Interest Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. among Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.7 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.8

Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information (English Translation) Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.9

Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.9 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.10

Business Operations Agreement among Shanghai Renren Automobile Technology Company Limited, Yi Rui, Thomas Jintao Ren and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.10 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.11

Business Operations Agreement among Shanghai Renren Automobile Technology Company Limited, James Jian Liu, Yang Jing and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.11 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.12

Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd among Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.12 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.13

Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. among Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.13 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.14

Form of Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.16 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.15

Form of Supplement to Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.17 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.16

Form of Used Vehicle Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.18 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.17

Form of Used Vehicle Agency Services Agreement (English Translation) (incorporated by reference to Exhibit 10.19 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.18

Form of Vehicle Consignment Agreement (English Translation) (incorporated by reference to Exhibit 10.20 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.19

Form of Loan and Service Agreement (English Translation) (incorporated by reference to Exhibit 10.21 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.20

Form of Used Vehicle Sales Agreement (English Translation) (incorporated by reference to Exhibit 10.22 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.21

Share Exchange Agreement among CM Seven Star Acquisition Corporation, Kaixin Auto Group and Renren Inc., dated November 2, 2018 (incorporated by reference to Exhibit 10.23 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.22

Master Transaction Agreement among Renren Inc. CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.24 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.23

Non-Competition Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.25 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.24

Transitional Services Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2018 (incorporated by reference to Exhibit 10.26 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.25

Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and Renren Inc., dated April 30, 2018 (incorporated by reference to Exhibit 10.27 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.26

Escrow Agreement concerning earnout shares among Renren Inc., CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2018 (incorporated by reference to Exhibit 10.28 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.27

2019 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.28

Waiver Letter in connection with the Share Exchange Agreement among CM Seven Star Acquisition Corporation, Kaixin Auto Group, Renren Inc. and Shareholder Value Fund, dated April 30, 2019 (incorporated by reference to Exhibit 2.2 to our quarterly report on Form 10-Q (File No. 001-38261) filed with the SEC on May 15, 2019)

4.29

Subscription Agreement between Kaixin Auto Holdings and Shareholder Value fund, dated June 10, 2020 (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)

4.30

Share Purchase Agreement, dated December 31, 2020, among the Company and shareholders of Haitaoche Limited (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on January 06, 2021)

4.31

Securities Purchase Agreement, dated December 28, 2020, between the Company and KX Venturas 4 LLC (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.32

Kaixin Auto Holding Certificate of Designation of Series A Convertible Preferred Shares, dated December 29, 2020 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.33

Registration Rights Agreement, dated December 29, 2020, between the Company and KX Venturas 4 LLC(incorporated by reference to Exhibit 99.3 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.34

Form of Warrants issued or to be issued by the Company to KX Venturas 4 LLC(incorporated by reference to Exhibit 99.4 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.35

Securities Purchase Agreement, dated March 31, 2021, between Kaixin Auto Holdings and Renren Inc. (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on April 06, 2021)

4.36

Kaixin Auto Holding Certificate of Designation of Series D Convertible Preferred Shares, dated March 31, 2021 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on April 06, 2021)

4.37	2020 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our current report on Form S-8 (File No. 333-256490), initially filed with the SEC on May 26, 2021)
4.38	2021 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S-8 (File No. 333-259239), initially filed with the SEC on September 1, 2021)
4.39

Securities Purchase Agreement between Kaixin and Streeterville Capital, LLC dated November 19, 2021 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on April 29, 2022)

4.40

Convertible Promissory Note in the principal amount of $2,180,000 between Kaixin and Streeterville Capital, LLC dated November 19, 2021 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on April 29, 2022)

4.41

Securities Purchase Agreement between Kaixin and Streeterville Capital, LLC dated April 8, 2022 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on May 16, 2023)

4.42

Convertible Promissory Note in the principle amount of $2,180,000 between Kaixin and Streeterville Capital, LLC dated April 8, 2022 (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on May 16, 2023)

4.43	2022 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S-8 (File No. 333-265295), initially filed with the SEC on May 27, 2022)
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

4.50	2024 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S - 8 (File No. 333 - 276443), initially filed with the SEC on January 9, 2024)
4.51	2024 Kaixin Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S - 8 (File No. 333 - 282625), initially filed with the SEC on October 15, 2024)
4.52

Amended and Restated Securities Purchase Agreement, dated May 28, 2024, between Kaixin Holdings and Shangyue Limited (incorporated by reference to Exhibit 99.1 to our current report on Form 6 - K (File No. 001 - 38261), initially filed with the SEC on May 28, 2024)

4.53

Kaixin Holdings Certificate of Designation of Series G Convertible Preferred Shares, dated May 28, 2024 (incorporated by reference to Exhibit 99.2 to our current report on Form 6 - K (File No. 001 - 38261), filed with the SEC on May 28, 2024)

4.54*	Securities Purchase Agreement, dated May 15, 2024, between Kaixin Holdings and AutoA2A, Ltd
4.55*	Kaixin Holdings Certificate of Designation of Series H Convertible Preferred Shares, dated May 15, 2024
4.56*	Kaixin Holdings Ordinary Shares Purchase Warrant Agreement, dated May 15, 2024, between Kaixin Holdings and AutoA2A, Ltd
4.57

Securities Purchase Agreement, dated November 13, 2024, by and between Kaixin Holdings and ATW Opportunities Master Fund II LP (incorporated by reference to Exhibit 99.1 to our current report on Form 6 - K report (File No. 001 - 38261) filed with SEC on November 14, 2024)

8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)
11.2*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC, Independent Registered Public Accounting Firm
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20 - F (File No. 001 - 38261) filed with the SEC on April 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: March 31, 2025

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023, AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kaixin Holdings

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaixin Holdings and subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Going Concern

As disclosed in Note 2.1 to the consolidated financial statements, the Company has incurred a loss of $41.0 million and negative cash flows from operating activities of $3.0 million. As at December 31, 2024, the Company had net current liabilities of $6.1 million. Management addresses its ability to continue as a going concern by seeking to obtain the financial support from two major shareholders of the Company, and other financing to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the risk of bias in management’s judgement and assumptions in their determination.

Our principal audit procedures relating to the going concern:

●	Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

●	Assessing the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists; and

●	Review the relevant disclosures to the consolidated financial statements.

Impairment of Intangible Assets

As noted in Note 8 of the financial statements, the Company has recorded trademarks, technology and software as intangible assets, with a carrying amount of $20.7 million.

The principal consideration for our determination that auditing impairment of intangible assets is a critical audit matter is due to the degree of complexity and judgment used by management in developing the fair value measurement, which led to a high degree of audit judgment and subjectivity and significant effort in performing procedures relating to fair value measurement.

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

March 31, 2025

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,388	$2,085
Inventories	29	65
Due from related parties	—	1,455
Prepayment for vehicle purchase and other current assets, net	557	597
TOTAL CURRENT ASSETS	2,974	4,202
Long-term investment	393	—
Property and equipment, net	310	403
Goodwill	—	38,201
Intangible assets, net	20,713	24,438
Operating lease right-of-use assets	255	389
TOTAL NON-CURRENT ASSETS	21,671	63,431
TOTAL ASSETS	$24,645	$67,633

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$94
Short-term operating lease liabilities	141	126
Contract liabilities	77	—
Convertible notes	635	2,392
Income tax payable	68	764
Amounts due to related parties	355	2,187
Warrant liability	22	232
Payable for sales incentive	—	417
Accrued expenses and other current liabilities	7,750	8,903
TOTAL CURRENT LIABILITIES	9,048	15,115
Long-term operating lease liabilities	90	238
Deferred tax liabilities	2,333	3,263
TOTAL LIABILITIES	$11,471	$18,616

COMMITMENT AND CONTINGENCIES

EQUITY
Class A Ordinary Shares (par value of $0.045 per shares; 796,106,500 shares authorized, 5,489,162 and 830,109 shares issued and outstanding as of December 31, 2024 and 2023, respectively)*	247	37
Class B Ordinary Shares (par value of $0.045 per shares; 15,000,000 shares authorized, 1,100,000 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)*	50	—
Series D convertible preferred shares (par value of $0.0001, 6,000 shares and 6,000 shares authorized, issued and outstanding as of December 31, 2024 and 2023, respectively.)	1	1
Series F convertible preferred shares (par value of 0.00005, 50,005 shares authorized, 42,500 and 50,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	1	1
Series G convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 12,800 and ni shares issued and outstanding as of December 31, 2024 and 2023, respectively)	1	—
Series H convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 7,366 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)	1	—
Additional paid-in capital	406,344	399,117
Subscription receivable	(17,900)	(17,900)
Statutory reserve	8	8
Accumulated deficit	(377,543)	(336,571)
Accumulated other comprehensive income	1,963	890
TOTAL KAIXIN HOLDINGS’ SHAREHOLDERS’ EQUITY	13,173	45,583
Non-controlling interests	1	3,434
TOTAL EQUITY	13,174	49,017
TOTAL LIABILITIES AND EQUITY	$24,645	$67,633

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023 and a share consolidation at a ratio for one - for - sixty ordinary shares and an authorized share capital increase from $500,000 to $36,500,000 effective on October 25, 2024. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the years ended December 31,
	2024	2023	2022
Revenue, net	$—	$31,535	$82,840
Cost of revenues	—	31,193	82,194
Gross Profit	—	342	646
Operating Expenses
Selling and marketing expenses	963	3,313	2,097
General and administrative expenses	18,178	18,013	46,488
Total Operating Expenses	19,141	21,326	48,585

Loss from Operations	(19,141)	(20,984)	(47,939)

Other Income (Expenses):
Other income (expenses), net	392	(9)	728
Foreign currency exchange gain (loss)	7	(10)	(139)
Interest expense, net	(342)	(525)	(1,034)
(Loss) gain on disposal of subsidiaries	(23,037)	64	1,578
Change in fair value of warrants	210	(208)	316
Impairment of other receivables	—	(8,848)	—
Impairment of prepaid expenses and other current assets	—	(23,262)	(22,921)
Provision for dealership settlement	—	—	(15,134)
Other expenses, net	(22,770)	(32,798)	(36,606)
Loss Before Income Tax	(41,911)	(53,782)	(84,545)
Income tax benefit (expenses)	931	228	(74)
Net Loss	(40,980)	(53,554)	(84,619)
Less: net (loss) income attributable to non-controlling interests	(8)	9	87
Net Loss Attributable to Kaixin’s Shareholders	$(40,972)	$(53,563)	$(84,706)
Net Loss	$(40,980)	$(53,554)	$(84,619)
Other Comprehensive (Loss) Income
Foreign currency translation adjustment	972	(1,343)	1,866
Comprehensive Loss	(40,008)	(54,897)	(82,753)
Less: comprehensive loss attributable to non-controlling interest	109	754	940
Comprehensive Loss Attributable to Kaixin’s Shareholders	$(39,899)	$(54,143)	$(81,813)
Loss Per Share
Basic and diluted*	$(26.05)	$(140.44)	$(380.86)
Weighted Average Shares Used in Calculating Net Loss Per Share
Basic and diluted*	1,572,546	381,393	222,408

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023 and a share consolidation at a ratio for one - for - sixty ordinary shares and an authorized share capital increase from $500,000 to $36,500,000 effective on October 25, 2024. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

											Accumulated
							Additional				Other	Total	Non-	Total
	Preferred shares		Class A Ordinary Shares		Class B Ordinary Shares		paid-in	Subscription	Statutory	Accumulated	Comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	reserve	deficit	(loss) income	equity	interest	Equity
Balance as of December 31, 2021	6,000	$1	181,255	$8	—	$—	$227,310	$—	$8	$(198,302)	$637	$29,662	$8,417	$38,079
Net loss	—	—	—	—	—	—	—	—	—	(84,706)	—	(84,706)	87	(84,619)
Issuance of ordinary shares and warrant for private placement	—	—	4,896	1	—	—	4,243	—	—	—	—	4,244	—	4,244
Shareholder investment	—	—	—	—	—	—	—	—	—	—	—	—	665	665
Dispose subsidiaries	—	—	—	—	—	—	—	—	—	—	(2,060)	(2,060)	(3,954)	(6,014)
Issuance of Series F convertible preferred shares	50,000	2	—	—	—	—	24,591	—	—	—	—	24,593	—	24,593
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	2,893	2,893	(1,027)	1,866
Vesting of restricted shares award	—	—	43,235	1	—	—	39,309	—	—	—	—	39,310	—	39,310
Issuance of ordinary shares held in escrow	—	—	24,225	1	—	—	17,378	—	—	—	—	17,379	—	17,379
Balance as of December 31, 2022	56,000	$3	253,611	$11	—	—	$312,831	$—	$8	$(283,008)	$1,470	$31,315	$4,188	$35,503
Net (loss) income	—	—	—	—	—	—	—	—	—	(53,563)	—	(53,563)	9	(53,554)
Issuance of ordinary shares and warrant for private placement	—	—	175,000	8	—	—	18,892	(17,900)	—	—	—	1,000	—	1,000
Issuance of ordinary shares for conversion of Series F convertible preferred shares	(7,000)	(1)	116,667	5	—	—	310	—	—	—	—	314	—	314
Issuance of ordinary shares for acquisition of a subsidiary	—	—	111,111	5	—	—	49,095	—	—	—	—	49,100	—	49,100
Issuance of ordinary shares for redemption of warrants	—	—	108,933	5	—	—	60	—	—	—	—	65	—	65
Vesting of restricted shares award	—	—	46,290	2	—	—	11,966	—	—	—	—	11,968	—	11,968
Issuance of shares to settle payables for sales incentive	—	—	11,026	—	—	—	3,914	—	—	—	—	3,914	—	3,914
Issuance of ordinary shares for conversion of convertible notes	—	—	7,360	1	—	—	2,049	—	—	—	—	2,050	—	2,050
Issuance of ordinary shares for payments of dividends	—	—	111	**	—	—	**	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(580)	(580)	(763)	(1,343)
Balance as of December 31, 2023	49,000	$2	830,109	$37	—	—	$399,117	$(17,900)	$8	$(336,571)	$890	$45,583	$3,434	$49,017
Net loss	—	—	—	—	—	—	—	—	—	(40,972)	—	(40,972)	(8)	(40,980)
Vesting of restricted shares award	—	—	2,355,059	106	1,100,000	50	10,700	—	—	—	—	10,856	—	10,856
Issuance of ordinary shares for private placement	—	—	1,240,953	56	—	—	3,669	—	—	—	—	3,725	—	3,725
Issuance of ordinary shares for conversion of convertible notes	—	—	559,710	25	—	—	2,063	—	—	—	—	2,088	—	2,088
Issuance of ordinary shares for conversion of convertible preferred shares	(500)	**	500,000	23	—	—	—	—	—	—	—	23	—	23
Issuance of Series G convertible preferred shares to settle payables due to purchaser of KAG	12,800	1	—	—	—	—	1,995	—	—	—	—	1,996	—	1,996
Issuance of Series H convertible preferred shares to settle payables for sales incentive	7,366	1	1,664	**	—	—	987	—	—	—	—	988	—	988
Issuance of ordinary shares for payments of dividends	—	—	1,667	**	—	—	**	—	—	—	—	—	—	—
Disposal of subsidiaries	—	—	—	—	—	—	(12,187)	—	—	—	—	(12,187)	(3,324)	(15,511)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	1,073	1,073	(101)	972
Balance as of December 31, 2024	68,666	$4	5,489,162	$247	1,100,000	$50	$406,344	$(17,900)	$8	$(377,543)	$1,963	$13,173	$1	$13,174

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023 and a share consolidation at a ratio for one-for-sixty ordinary shares and an authorized share capital increase from $500,000 to $36,500,000 effective on October 25, 2024. (Note 1)

** Less than $1,000

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(40,980)	$(53,554)	$(84,619)
Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Depreciation and amortization	3,942	2,482	1,681
Fair value change of warrants	(210)	208	(316)
Share-based compensation	10,856	11,968	39,310
Foreign currency exchange (gain) loss	—	(10)	(139)
Impairment of other receivables	—	8,848	—
Impairment of prepaid expenses and other current assets	—	23,262	22,921
Provision for dealership settlement	571	—	15,134
Provision for sales incentive	—	2,701	1,638
Loss (gain) on disposal of subsidiaries	23,037	(64)	(1,578)
Financial expenses	—	32	1,103
Interest expenses of convertible note in interest method	331	493	683
Deferred tax liabilities	(931)	(229)	—
Changes in operating assets and liabilities:
Inventories	35	(35)	373
Prepayment for vehicle purchase and other current assets	25	1,653	355
Amount due from related parties	—	(1,458)	—
Other non-current assets	—	(6)	—
Accounts payable	(93)	106	(38)
Advances from customers	78	—	(390)
Accrued expenses and other current liabilities	865	2,790	1,984
Short-term lease liabilities	(132)	(28)	(98)
Amount due to related parties	(13)	(1,237)	—
Income tax payable	(401)	(30)	(398)
Net cash used in operating activities	(3,020)	(2,108)	(2,394)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net	(18)	(396)	(59)
Cash disposed on disposal of subsidiaries	(24)	(2,740)	(97)
Cash acquired on acquisition of a subsidiary	—	2	—
Proceeds from sales of a subsidiary	16	—	—
Net cash used in investing activities	(26)	(3,134)	(156)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrant	3,725	1,065	4,717
Proceeds from convertible note	—	—	2,000
Repayment of convertible note	—	(50)	—
Borrowings from related parties	286	—	—
Cash paid for offering cost	—	—	(1,976)
Capital contribution	499	—	665
Net cash provided by financing activities	4,510	1,015	5,406

Effect of exchange rate changes on cash and cash equivalents	(1,161)	(790)	(1,017)
Net changes in cash and cash equivalents	303	(5,017)	1,839
Cash and cash equivalents at beginning of year	2,085	7,102	5,263
Cash and cash equivalents at end of year	$2,388	$2,085	$7,102

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	$—	$—	$(362)
Income tax paid	$—	$—	$26

NON-CASH ACTIVITIES:
Issuance of Series F preferred shares in connection a disposal of subsidiaries	$—	$—	$(24,593)
Issuance of Class A Ordinary Shares to settle Series F preferred shares	$246	$3,443	—
Issuance of Series G preferred shares to settle liabilities due to the purchaser of KAG (Note 3)	$1,996	$—	—
Issuance of Series H preferred shares to settle payables for sales incentive	$571	$—	—
Issuance of Class A Ordinary Shares to settle payables for sales incentive	$417	$3,914	$—
Obtaining right-of-use assets in exchange for operating lease liabilities	$—	$328	$—
Issuance of Class A Ordinary Shares for conversion of convertible notes	$2,088	$2,050	$—
Issuance of Class A Ordinary Shares for acquisition of a subsidiary	$—	$49,100	$—
Recognition of intangible assets from acquisition of a subsidiary	$—	$13,972	$—
Receivable due from issuance of ordinary shares and warrants in private placements	$—	$17,900	$—

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

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the 2023 Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US $50,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US $0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US $0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US $0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US $0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each.

On October 25, 2024, the Group effected changes of share capital structure as the following:

(i)	an increase of authorized share capital from $500,000 to $36,500,000 by creation of an additional 48,000,000,000 Class A ordinary shares of a par value of US$0.00075 each.
(ii)

redesignation of (i) 894,000,000 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 894,000,000 Class B ordinary shares of a par value of US$0.00075 each; and (ii) 71,733 authorised but unissued Class A ordinary shares of a par value of US$0.00075 each in the authorised share capital of the Company be re-designated and re-classified as 71,733 Series K convertible preferred shares of a par value of US$0.00075 each, such that the authorised share capital of the Company shall be changed to $36,500,000 divided into (a) 47,766,390,000 Class A ordinary shares of a par value of US$0.00075 each, (b) 900,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTTINUED)
(iii)

share consolidation at a ratio of one-for-sixty (60) ordinary shares with a par value of US$0.00075 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.0045 (“the 2024 Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

Acquisition of a subsidiary

On August 22, 2023, the Group closed the acquisition of 100% equity interest in Morning Star Auto Inc. (“Morning Star”) at share consideration of $20,250. The Group issued 1,111,111 ordinary shares (after giving effects of the 2023 Share Consolidation and 2024 Share Consolidation as mentioned above) in the acquisition.

Setup new subsidiaries

In January 2024, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Zhihui Auto Co. Ltd.. The Group owned 100% equity interest in the subsidiary.

In September 2023, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Yuanman Business Management Co. Ltd.. The Group owned 100% equity interest in the subsidiary.

In February through March 2023, the Group, through one of its subsidiaries in the PRC, set up three subsidiaries. Namely, Zhejiang Kaixin Daman Automobile Trading Co. Ltd. (“Kaixin Daman”), Zhejiang Kaixin Jingtao Automobile Trading Co. Ltd., and Zhejiang Kaixin Manman Commuting Technology Co. Ltd (“Kaixin Manman”). The Group owned 70% equity interest in these three subsidiaries.

Disposition of subsidiaries

During the year ended December 31, 2024, the Group entered into certain share transfer agreements with third parties, pursuant to which the Group transferred equity interest in subsidiaries. The details are as the following:

			% of
	Date of	Consideration	Ownership
Name of Disposed Subsidiaries	Disposal		after disposal
Kaixin Manman	May 27, 2024	16	0%
Wuhan Jieying Chimei Automobile Sales Co., Ltd. (“Wuhan Jieying”)	August 22, 2024	nil	0%
Chongqing Jieying Shangyue Automobile Sales Co., Ltd. (“Chongqing Jieying”)	November 8, 2024	nil	0%
Anhui Kaixin New Energy Vehicle Co., Ltd. (“Anhui Kaixin”)	December 5, 2024	nil	33.298%
Morning Star	December 5, 2024	nil	0%

In addition, the Group also disposed of Kaixin Daman in July 2024 due to minimal operations.

The management believed that none of the transfers of share interest in subsidiaries or disposition of Kiaixn Daman represent a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. The transfers of equity in subsidiaries or the disposition of subsidiary are not accounted as discontinued operations in accordance with ASC 205-20.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTTINUED)

Disposition of subsidiaries (cont.)

On February 2, 2023, the Group entered into a share transfer agreement with Kairui Consulting Hong Kong Limited (“Karui”), pursuant to which the Group transferred 100% equity interest in Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”), a subsidiary engaged in new car trading business, at consideration of $2,700,000. In addition, the Group, Karui and Scytech Limited (“Sytech”) entered into a settlement agreement, pursuant to which Kairui would pay $2,700,000 to Scytech Limited to settled the Group’s liabilities due to Scytech. The management believed the transfer of share interest in Zhejiang Taohaoche does not represent a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

In June 2023, the Group disposed of KAG, a Cayman holding company, to a third party. Upon disposal, KAG was a holding company and had net asset deficit of $4,158. Pursuant to the disposal agreement with third party, the Group would make payments, in the amount of net asset deficit of KAG, to the third party in the event that the net assets of KAG was below zero. Accordingly, The Group did not recognize disposal gain or loss from disposal of KAG. As of December 31, 2023, the Group did not make payments of $4,158 to the third party, and recorded the balance in accrued expenses and other current liabilities.

On August 5, 2022, the Group, through Kaixin Auto Group (“KAG”), its former subsidiary in Cayman Island, entered into a shares transfer agreement (the “Agreement”) with Stanley Star. Pursuant to the Agreement, the Group sold all the shares it held in Renren Finance Inc and its subsidiaries and VIEs and VIEs’ subsidiaries (collectively “Disposal Group”) to Stanley Star at a consideration of $1 and additional compensation shall be made if the net liabilities of the Disposal Group were different as of the closing date.

On December 28, 2022, KAG and Stanley Star entered into a supplement agreement to issue $50,000 convertible preferred shares of the Group to Stanley Star as part of consideration to compensate the difference of net asset between the closing date and the agreement date. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Group to Stanley Star.

Effectively completed on October 27, 2022, the Group disposed all the shares it held in Renren Finance Inc, which holds all the Group’s VIEs and VIEs’ subsidiaries in China (collectively referred to as the “Disposal group”), to Stanley Star Group Inc. (“Stanley Star” or “the Buyer”), a third-party company incorporated in BVI. (See Note 3)

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with the PRC laws and regulations, the Group used to primarily conduct such kind of business in China through the Group’s VIEs, i.e. Anhui Xin Jieying Automobile Sales Co., Ltd (“Anhui Xin Jieying”, formerly known as Zhejiang Jieying Automobile Sales Co., Ltd and Shanghai Jieying Automobile Sales Co., Ltd), Shanghai Qianxiang Changda Internet Information Technology Development Co.,Ltd. (“Shanghai Changda”), Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”) and Qingdao Shengmei lianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmei”) and their subsidiaries, based on a series of contractual arrangements by and among Zhejiang Kaixin Auto. Co., Ltd. (“Zhejiang Kaixin”), Shanghai Renren Automotive Technology Group Co., Ltd. (“Shanghai Auto”), Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”, formerly known as Ningbo Taohaoche Technology Co., Ltd.), the Group’s VIEs and their nominee shareholders. The contractual arrangements include Shareholders’ Voting Rights Proxy Agreements, Executive Call Option Agreements, Equity Pledge Agreements and Exclusive Business Cooperation Agreements.

With the disposition of Renren Finance Inc, all VIEs were disposed as of October 27, 2022 (“closing date”) (see Note 3).

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

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Disposition of subsidiaries (cont.)

The major subsidiaries of the Group as of December 31, 2024 are summarized as below:

	Later of date of
	incorporation or	Place of	% of
Name of Subsidiaries	acquisition	Incorporation	Ownership	Principal Activities
Major subsidiaries:
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Zhejiang Kaixin Auto Co., Ltd	April 4, 2021	PRC	100%	Used car trading business

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Group and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet. Net loss and other comprehensive loss are attributed to controlling and non-controlling interests, respectively.

Going concern and liquidity

For the years ended December 31, 2024, 2023 and 2022, the Group reported a net loss of approximately $41.0 million, $53.6 million, and $84.6 million, respectively, and operating cash outflows approximately $3.0 million, $2.1 million and $2.4 million. In assessing the Group’s ability to continue as a going concern, the Group monitors and analyzes its cash and its ability to generate sufficient cash flows in the future to support its operating and capital expenditure commitments.

As of December 31, 2024, the Group had cash of approximately $2.4 million. On the other hand, the Group had current liabilities of approximately $9.0 million. Among the balance of current liabilities, convertible notes of $0.6 million and warrant liabilities of $22 thousand would be settled by ordinary shares, and the balance due to related parties of $0.4 million and other payables of $2.5 million are payable on demand and may be extended. In addition, two major shareholders of the Group have agreed to consider to provide necessary financial support in the form of debt and/or equity to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

The management believes that the Group will continue as a going concern in the following 12 months from the date the Group’s 2024 consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Assets measured at fair value on a recurring basis

Management of the Group considers the carrying amount of cash and cash equivalents, accounts receivable, other receivables, short-term bank loans, accounts payable, amounts due to related parties, other payables and income tax payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 14). There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2024, 2023 and 2022.

Assets measured at fair value on a nonrecurring basis

The Group measures its property and equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Goodwill is evaluated for impairment annually or more frequently if events or conditions indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value.

For the year ended December 31, 2024, the Group derecognized the goodwill arising from acquisition of Morning Star with corresponding account charged to “(loss) gain on disposal of subsidiaries”, as the Group transferred its equity interest in the subsidiary.

For the year ended December 31, 2023, the Group performed impairment tests for goodwill caused by the acquisition of a subsidiary using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows, terminal growth rate of 2.9%, and discount rate of 23% that would be utilized by market participants in valuing these assets or prices of similar assets. For the year ended December 31, 2023, no impairment was provided against goodwill.

For the year ended December 31, 2022, the Company did not provide impairment against goodwill as the Company had no balance of goodwill as of December 31, 2022.

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

Prepayment for vehicle purchase and other assets

Prepayment for vehicle purchase, other current assets and other non-current assets consist of prepayment to the dealership operators for purchase of vehicles, advances to suppliers, deductible input VAT, and other receivables. The Group reviews suppliers credit history and background information before advancing a payment. The Group maintains an allowance for doubtful accounts based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. For the years ended December 31, 2024, 2023 and 2022, the Group recorded impairment loss of $nil, $23,262 and $22,921 against prepayment for vehicle purchase and other current assets.

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

Vehicle inventories are considered slow moving if they have not been sold within a 90 - day period since procurement. In estimating the level of inventories write-downs for slow moving vehicles, the Group considers historical data and forecasted customer demand, such as sales price and inventories turnover of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventories at net realizable value. There were no write-downs of inventories recorded for the years ended December 31,2024, 2023 and 2022.

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

The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Group did not record any impairment charge for the years ended December 31, 2024, 2023 and 2022.

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

During the year ended December 31, 2023, the Group recognized goodwill of $38,201 arising from business combination of Morning Star (Note 4). The goodwill was derecognized in the year of 2024 when the Group transferred equity interest in Morning Star. As of December 31, 2024 and 2023, no impairment was provided against the goodwill.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-term investment

As of December 31, 2024, long-term investments represent the Group’s investment in one equity method investee over which the Group has significant influence.

In accordance with ASC 323, Investments - Equity Method and Joint Ventures, the Group accounts for the investment in privately held companies using equity method, because the Group has significant influence but does not own a majority equity interest or otherwise control over the equity investees.

Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Group continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Impairment of long-lived assets

In accordance with ASC Topic 360, the Group reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Management has performed a review of all long-lived assets and did not record impairment loss against other non-current assets for the years ended December 31, 2024, 2023 and 2022.

Operating lease right-of -use assets

The Group leases premises for offices under non-cancellable operating leases.

The Company adopted Topic 842 to account for operating leases. The lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group’s incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

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

The following table identifies the disaggregation of the revenue for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the years ended December 31,
	2024	2023	2022
Used-car sales	$—	$1,420	$80,034
New-car wholesales	—	30,048	2,806
Technical services	—	67	—
Total revenues	$—	$31,535	$82,840

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($13,900). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of December 31, 2024 and 2023, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. In addition, the Group did not have any interest or penalties associated with uncertain tax position for the years ended December 31, 2024, 2023 and 2022.

Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK dollar” or “HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive loss.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Both exchanges rates were published by the Federal Reserve Board. Any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are shown as foreign currency exchange (loss) gains in the consolidated statements of operations and comprehensive loss as incurred.

The consolidated balance sheets amount, with the exception of equity, on December 31, 2024 and December 31, 2023 were translated at RMB7.2993 to $1.00 and at RMB7.0999 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2024, 2023 and 2022 were RMB7.1957 to $1.00, RMB7.0802 to $1.00, and RMB6.7290 to $1.00, respectively.

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

The Group’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500 (approximately $68) for each financial institution. The Group’s total unprotected cash held in bank amounted to approximately $2,268 as of December 31, 2024. The Group has not experienced any losses in such accounts and believes the Group is not exposed to any risks on our cash held in bank accounts.

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

There were no customers that accounted for 10% or more of total revenues for the years ended December 31, 2024, 2023 and 2022. No supplier that accounted for 10% or more of total purchase for the years ended December 31, 2024, 2023 and 2022 or 10% or more of prepaid expenses and other current assets balance as of December 31, 2024 and 2023.

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

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Group does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income and comprehensive income and unaudited condensed consolidated statements of cash flows.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.DISPOSAL OF SUBSIDIARIES

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

On October 27, 2022 the Group calculated a gain regarding the divestiture of Disposal group as follows:

As of October 27, 2022
The carrying amount of any non-controlling interest	$3,954
Net liabilities	24,276
28,230
Less: fair value of preferred shares issued to Stanley Star	24,592
Gain on disposal of subsidiaries	$3,638

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

3.DISPOSAL OF SUBSIDIARIES (CONTINUED)

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

Disposal of KAG

In June 2023, the Group disposed of KAG, a Cayman holding company, to a third party. Upon disposal, KAG was a holding company and had net asset deficit of $4,158. Pursuant to the disposal agreement with third party, the Company would make payments, in the amount of net asset deficit of KAG, to the third party in the event that the net assets of KAG was below zero. Accordingly, The Group did not recognize disposal gain or loss from disposal of KAG. In May 2024, the Group issued 12,800 Series G convertible preferred shares to the third party, at fair value of $1,996, to partially settled the payments.

As of December 31, 2024 and 2023, the Company had outstanding balance of $2,162 and $4,158, respectivley, due to the third party, and recorded the balance in accrued expenses and other current liabilities.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.DISPOSAL OF SUBSIDIARIES (CONTINUED)

Disposal of Kaixin Daman, Kaixin Manman, Wuhan Jieying, Chongqing Jieying and Morning Star

During the year ended December 31, 2024, the Group entered into certain share transfer agreements with third parties, pursuant to which the Group fully transferred equity interest in Kaixin Manman, Wuhan Jieying, Chongqing Jieying and Morning Star. Due to the net asset deficit on disposal dates, the consideration for the equity transfer were nil, except for disposal of Kaixin Manman from which the Group collected proceeds of $16. In addition, the Group also dissolved Kaixin Daman in July 2024 due to minimal operations.

The following table summarizes the carrying amounts of the major classes of assets and liabilities of the disposed subsidiaries as of disposal dates.

As of disposal dates
Consideration	$16
Non-controlling interest	$3,330
Additional paid-in capital	$12,187

Cash	$24
Prepayment for vehicle purchase and other current assets, net	39
Due from related parties	1,415
Goodwill	38,201
Accounts payable	(92)
Income tax payable	(684)
Due to related parties	(802)
Accrued expenses and other current liabilities	(675)
Foreign exchange adjustment	1,006
Net assets	$38,432

Loss on disposal of subsidiaries	$22,899

Disposal of Anui Kaixin

On December 5, 2024, the Company transferred 66.702% equity interest in Anhui Kaixin to a third party at no considerations. Upon the transfer of equity interest, the Company owned 33.298% equity interest in Anhui Kaixin and exercised significant influence over the equity investee.

The following table summarizes the carrying amounts of the major classes of assets and liabilities of Anhui Kaixin on December 5, 2024.

As of
December 5, 2024
Cash	$0
Prepayment for vehicle purchase and other current assets, net	54
Inventories	34
Due from related parties	33
Property and equipment	17
Net assets	$138

Loss on disposal of subsidiaries	$138

The Group derecognized the net assets of Anhui Kaixin and recorded as loss from disposal of subsidiaries. In the same time, the Company recorded long-term investments of its 33.298% equity interest in Anhui Kaixin at fair value on December 5, 2024 (Note 6).

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.ACQUISITION OF MORNING STAR

On August 22, 2023, the Company closed acquisition 100% equity interest of Morning Star at the cost of issuance of 111,111 Class A Ordinary Shares (the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024). The fair value of the share consideration was $49,100 by reference to the closing price on August 22, 2023.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.INTANGIBLE ASSETS, NET

As of December 31, 2024 and 2023, intangible assets, net consisted of the following:

	As of December 31,
	2024	2023
Trademark identified in reverse acquisition (1)	$15,100	$15,100
Technology identified in acquisition of Morning Star (Note 4) (2)	13,972	13,972
Software	68	70
Total	29,140	29,142
Less: Accumulated amortization	(8,427)	(4,704)
Intangible assets, net	$20,713	$24,438
(1)	The trademark was identified in reverse acquisition of KAH with Haitaoche on June 25, 2021. As of December 31, 2023, the trademark had remaining useful life of 6.5 years.
(2)	The technology was identified in acquisition of Morning Start on August 23, 2023. As of December 31, 2024, the trademark has remaining useful life 4.9 years.

For the years ended December 31, 2024, 2023 and 2022, amortization expense was $3,723, $2,436 and $1,531, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2024:

2025	$3,723
2026	3,723
2027	3,723
2028	3,723
Thereafter	5,821
Total	$20,713

6.LONG-TERM INVESTMENT

As of December 31, 2024 and 2023, long-term investment consisted of the following:

	As of December 31,
	2024	2023
Investment in Anhui Kaixin New Energy Vehicle Co., Ltd. (“Anhui Kaixin”)	$393	$—
Less: share of equity loss	—	—
	$393	$—

On December 5, 2024, the Company transferred 66.702% equity interest in Anhui Kaixin to a third party. Upon the transfer of equity interest, the Company owned 33.298% equity interest in Anhui Kaixin and exercised significant influence over the equity investee.

The Company used equity method to measure the investment in Anhui Kaixin. For the period from December 5, 2024 through December 31, 2024, Anhui Kaixin incurred minimal net loss and the Company recorded share of equity loss of $nil. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in Anhui Kaixin.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

7.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2023
Due to buyer of KAG arising from disposal of KAG (Note 3)	$2,162	$4,158
Loan payable (1)	205	211
Accrued professional fee	494	587
Individual income tax payable	2,207	2,207
Used car services payables	—	284
Other taxes payable	—	135
Others	2,682	1,321
Total	$7,750	$8,903
(1)	Loans payable

As of December 31, 2024 and 2023, the balance of loan payable represented borrowings from Shanghai Wuxia Jindongxue Technology Co., Ltd. The loan was borrowed on Auguust 29, 2024 to support working capital of the Company. The loan was an interest-free and was payable on demand.

8.PAYABLE FOR SALES INCENTIVE

In the year of 2022, the Group entered into a share grant agreement with certain dealership operators to incentivize the dealership operators to improve their sales performance. Pursuant to the share grant agreement, the Group agreed to provide sales incentives to the dealership operators based on their sales performance.

For the years ended December 31, 2024, the Group granted 785 Class A Ordinary Shares and 7,366 Series H convertible preferred shares (after giving effects to the the Second Share Consolidation effected in October 2024. Note 1), respectively, to these dealership operators. For the years ended December 31, 2023 and 2022, the Group granted 5,699 Class A Ordinary Shares and 6,206 Class A Ordinary Shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1), respectively, to these dealership operators.

The Group recognized share-based compensation expenses of $988, $2,701 and $1,638 for the year ended December 31, 2024, 2023 and 2022, respectively, in the account of selling expenses. The share-based compensation expenses were recognized at fair value on grant dates.

During the year ended December 31, 2023, the Group issued an aggregation of 11,026 shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1) to settle the payables for sales incentive. During the year ended December 31, 2024, the Group issued 1,664 Class A Ordinary Shares and 7,366 Series H convertible preferred shares (after giving effects to the the Second Share Consolidation effected in October 2024. Note 1) to settle the payables for sales incentive. As of December 31, 2024 and 2023, the payable for sales incentive was $nil and $417, respectively.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.LEASE

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

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2023
Right-of-use assets	$255	$389

Lease liabilities current	141	126
Lease liabilities non-current	90	238
Total operating lease liabilities	$231	$364

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2024 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.00
Weighted average discount rate	11.50%

For the years ended December 31, 2024, 2023 and 2022, operating lease asset of $nil, $328, and $nil was obtained in exchange for operating lease liabilities, respectively. During the years ended December 31, 2024, 2023 and 2022, the Group incurred total operating lease expenses of $158, $160 and $133, respectively.

As of December 31, 2024, the future minimum rent payable under non-cancelable operating leases were:

2025	$159
2026	94
Total lease payments	253
Less: imputed interest	(22)
Present value of lease liabilities	$231

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

Name	Relationship
Mr. Lin Mingjun (“Mr. Lin”)	A controlling shareholder and chief executive officer of the Group
Mrs. Yang Yi (“Mrs. Yang”)	Chief financial officer of the Group
Moatable, Inc.	A non-controlling shareholder of the Group
Henan Yujie Times Auto Co., Ltd. (“Henan Yujie”)	An investee over which Morning Star holds 40% equity interest. Henan Yujie ceased to be a related party of the Group when Morning Star was disposed in December 2024 (Note 3)
Huandian Teconology Development Co., Ltd. (“Huandian”)	A subsidiary of Henan Yujie. Huandian ceased to be a related party of the Group when Morning Star was disposed in December 2024 (Note 3)
Mengzhou Enbowei Auto Technology Co., Ltd. (“Enbowei”)	An investee over which the controlling shareholder of Morning Star holds 10% equity interest. Enbowei ceased to be a related party of the Group when Morning Star was disposed in December 2024 (Note 3)

Amounts due from related parties

As of December 31, 2024 and 2023, significant amounts due from related parties consisted of the following:

	As of December 31,
	2024	2023
Huandian Technology	$—	$1,007
Enbowei	—	369
Others	—	79
	$—	$1,455
(1)	The balances due from related parties arose from acquisition of Morning Star (Note 4). As of December 31, 2023, the balances due from related parties represented loans made to these related parties. The balances were interest free and repayable on demand. During the year ended December 31, 2024, the Company transferred equiy in Morning Star to a third party and derecognized balance due from related parties. No balance due from related parties was outstanding as of December 31, 2024.

Amounts due to related parties

As of December 31, 2024 and 2023, significant amounts due to related parties consisted of the following:

	As of December 31,
	2024	2023
Moatable, Inc. (1)	$—	$1,278
Henan Yujie (2)	—	808
Mr. Lin	171	71
Mrs. Yang	151	—
Others	33	30
	$355	$2,187
(1)	The balance mainly represented the advance fund provided by Moatable and its subsidiaries to finance the Group’s daily operations. The amount due to Moatable and its subsidiaries were stripped off in conjunction with the disposal of the subsidiaries (Note 3).
(2)	The balance was assumed by the Company in its acquisition of Morning Star (Note 4). The outstanding balance mainly represented the advance fund provided by Henan Yujie to finance Morning Star’s daily operations. During the year ended December 31, 2024, the Company transferred equiy in Morning Star to a third party and derecognized balance due to Henan Yujie. No balance due from related parties was outstanding as of December 31, 2024.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2024, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2024, 2023 and 2022.

PRC

The Group’s PRC subsidiaries, VIEs and their subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax expense are as follows:

	For the years ended December 31,
	2024	2023	2022
Current income tax expense	$—	$(1)	$(74)
Deferred income tax benefit	931	229	—
Total income tax benefit (expense)	$931	$228	$(74)

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	For the years ended December 31,
	2024	2023	2022
Net loss before provision for income taxes	$41,911	$53,782	$84,545
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	10,477	13,446	21,136
Fair value change on warrants	53	(52)	(79)
Non-deductible loss and SBC expenses not deductible for tax purposes	(2,818)	(3,075)	(13,783)
Effect of income tax rate differences in jurisdictions other than the PRC	(6,378)	(1,636)	(1,721)
NOL not applicable for carryforward	4	—	(288)
Change in valuation allowance	(407)	(8,455)	(5,339)
Income tax benefit (expense)	$931	$228	$(74)
Effective tax rates	2.22%	0.42%	(0.00)%

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.INCOME TAXES (CONTINUED)

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Write-down of prepaid expenses and other current assets	$8,028	$8,157
Net operating loss carry forwards	1,251	1,023
Sub-total	9,279	9,180
Deferred tax liabilities:
Intangible assets acquired in business combination	(2,333)	(3,263)

Less: valuation allowance	(9,279)	(9,180)
Deferred tax liabilities, net	$(2,333)	$(3,263)

Deferred tax assets of approximately $1.3 million and $1.0 million were recognized from net operating loss carry forwards as of December 31, 2024 and 2023, respectively. The Group assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2024 and 2023, full valuation allowances were established because the Group believes that it is more likely than not that its deferred tax assets will not be utilized as it does not expect to generate sufficient taxable income in the near future.

The movements of the valuation allowance are as follows:

	For the years ended December 31,
	2024	2023	2022
Balance at the beginning of the year	$9,180	$1,061	$25,240
Current year addition	407	8,455	5,267
Current year reversal	—	—	(7,039)
Reduction due to usage of NOL	—	—	(42)
Reduction due to statute expiration	—	—	(288)
Decrease in disposal of subsidiaries	(239)	—	(22,077)
Exchange rate effect	(69)	(336)	—
Balance at the end of the year	$9,279	$9,180	$1,061

Since January 1, 2008, the relevant tax authorities have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2019 to present of the Group’s PRC subsidiaries remain subject to tax audits as of December 31, 2024 at the tax authority’s discretion.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.CONVERTIBLE NOTES

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

According to the Securities Purchase Agreements of the Notes, the Group has option to repay the Notes in cash until it received the conversion notice from Lender or repayment date. The Lender also has the option to convert the Notes into ordinary shares at any time following the 6-month anniversary of the issuance date unless the outstanding balance was paid in full. The conversion price is $3.00 per ordinary share.

The Group did not elect the fair value option for the convertible note. In addition, the Note did not have any embedded conversion option and redemption feature which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor did it contain a cash conversion feature or beneficial conversion feature. The Group accounted for two Notes as liabilities in its entirety following ASC 470 Debt and recorded interest expenses of $331, $493 and $683 for the years ended December 31, 2024, 2023 and 2022.

During the year ended December 31, 2023, the Group issued 7,360 ordinary shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1), in the amount of $2,050, to settle Note A. During the year ended December 31, 2024, the Group issued 559,710 ordinary shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1), in the amount of $2,088, to settle Note B.

As of December 31, 2024 and 2023, the balances of convertible notes were $635 and $2,392, respectively.

13.MEZZANINE EQUITY AND WARRANT LIABILITIES

On December 28, 2020, KAH entered into a definitive securities purchase agreement with U.S. based KX Ventures 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (the “Series A Preferred Shares”) of KAH. The first instalment of $3,000 closed on December 29, 2020 (the “First Closing”). The Series A Preferred Shares are convertible into 1,000,000 ordinary shares of KAH’s at a conversion price of $180 (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1), subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. The preferred shares and ordinary shares underlying the warrants are not subject to stock split.

In connection with the issuance of 3,000 convertible preferred shares at the First Closing, 1,500,000 Series A Warrants, 1,333,333, Series B Warrants and 2,000,000 Series C Warrants (collectively the “Warrants”) were issued to the Investor, with each warrant provided the holder the right to subscribe for KAH’s ordinary shares at an exercise price of $180 per share (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1). Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised. Series A, B and C warrants expire on December 29, 2027, August 29, 2024 and June 29, 2028, respectively.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

13.MEZZANINE EQUITY AND WARRANT LIABILITIES (CONTINUED)

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

The Group classified the Series A Preferred Shares as mezzanine equity as they were contingently redeemable upon the occurrence of the redemption event which is outside the Group’s control. The Series A Preferred Shares was redeemable if the volume-weighted average price is less than $180 (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1) on the 54-month anniversary of December 29, 2020 (the “Original Issue Date”) and expired in 2025.

The Group accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date (June 1, 2025) of the instrument using the interest method. In August 2021, total Series A preferred Shares of $3,000 were converted into 72,610 ordinary shares of the Group. As of December 31, 2024 and 2023, the Group had no outstanding Series A Preferred Shares.

The Warrants were classified as the warrant liability on the issuance date and was subsequently remeasured at fair value at each reporting date before the warrants are exercised or expired. The changes in fair value of warrant liabilities were charged to the consolidated statements of operations and comprehensive loss. No warrants were exercised as of December 31, 2024. As of December 31, 2024 and 2023, the Group had outstanding warrant liabilities of $22 and $232. As of December 31, 2024 and 2023, the key factors in estimating the fair value of warrant liabilities were as follow:

	As of December 31, 2024
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	4.45%	—	4.48%
Estimated volatility rate	57.91%	—	57.17%
Dividend yield	0%	—	0%
Spot price of underling ordinary share	1.52	—	1.52
Exercise price	$180	$—	$180
Fair value of warrant	$9	$—	$13

	As of December 31, 2023
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	3.95%	4.97%	3.94%
Estimated volatility rate	58.44%	45.58%	57.54%
Dividend yield	0%	0%	0%
Spot price of underling ordinary share	0.025	—	0.025
Exercise price	$0.05	$—	$0.05
Fair value of warrant	$232	$—	$—

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.EQUITY

Ordinary shares

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the First Share Consolidation”).

On October 25, 2024, the Group effected a share consolidation at a ratio of one-for-sixty (60) ordinary shares with a par value of US $0.00075 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US $0.0045 (“the Second Share Consolidation”). In addition, the Group also effected an increase in authorized share capital from $500,000 to $36,500,000, and a redesignation of ordinary shares into two-class ordinary shares.

Following the First and Second Share Consolidation, increase in authorized share capital and redesination of Class A and Class B Ordinary Shares, the authorized share capital of the Group to be US $36,500,000 divided into 796,106,500 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares, each at a par value of US$0.0045 per share, and 333,738 preferred shares, including (a) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (b) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (c) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (d) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (e) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (f) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (h) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

The Group believed that it was appropriate to reflect the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Group has retroactively adjusted all share and per share data for all periods presented.

As of December 31, 2024, there were 5,489,162 Class A Ordinary Shares and 1,100,000 Class B Ordinary Shares (after the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024) issued and outstanding, respectively. As of December 31, 2023, there were 830,109 Class A Ordinary Shares and nil Class B Ordinary Shares (after the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024) issued and outstanding, respectively.

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

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.EQUITY (CONTINUED)

Series F Preferred Shares

On December 28, 2022, KAG closed a securities purchase agreement with Stanley Star Group Inc. (the “Holder”). On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Group to Stanley Star. The Group issued 50,000 convertible preferred shares of the Group to Stanley Star as part of consideration of the divestment of the Disposal group (Note 3). The preferred shares and ordinary shares underlying the warrants are not subject to stock split. Major terms of the Series F Preferred Shares are as follows:

Conversion Rights: Series F preferred shares are convertible into 555,555 ordinary shares (after the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024) of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

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

In November 2023 and October 2024, KAH issued 116,667 and 500,000 ordinary shares (after the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024), respectively, to Stanley Star. As of December 31, 2024, the Company has settled the 7,500 Series F Preferred Shares with 42,500 Series F Preferred Shares outstanding.

Series G Preferred Shares

In connection with disposal of KAG in June 2023 (Note 3), on May 20, 204, KAG issued 12,800 Series G convertible preferred shares, at fair value of $1,996, to the purchaser of KAG to partially settle the outstanding liabilities.

Conversion Rights: Series G preferred shares are convertible into 213,333 ordinary shares (after the the Second Share Consolidation effected in October 2024) of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, the Group may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series G Preferred Shares at any time after May 20, 2024. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series G Preferred Shares.

The Series G Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.EQUITY(CONTINUED)

Series H Preferred Shares

In May 2024, the Company issued 7,366 Series H convertible preferred shares to dealers to settle sales incentive of $571 and $417, respectively, incurred for the year of 2024 and 2023.

Conversion Rights: Series H preferred shares are convertible into 123 ordinary shares (after the the Second Share Consolidation effected in October 2024) of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, the Group may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series H Preferred Shares at any time after May 20, 2024. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series H Preferred Shares.

The Series H Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

Warrants

Issuance of ordinary shares and 2023 warrants

On November 7, 2023, KAH closed a securities purchase agreement with Mr. Long Li, Hermann Limited and Aslan Family Limited (the “Investors”), pursuant to which the Group issued the Investors (i) an aggregate of 175,000 Class A Ordinary Shares (after the the Second Share Consolidation effected in October 2024) of the Group, par value of US$0.0045 per share, at a purchase price of US$52.20 per share (the “Purchase Shares”), and (ii) the warrants to purchase up to 175,000 shares of the Class A Ordinary Shares (after the the Second Share Consolidation effected in October 2024) of the Group at an exercise price of US$60.00 per warrant (the “2023 Warrants”). Each of the Investors will purchase 58,333 of the Purchase Shares (after the the Second Share Consolidation effected in October 2024) and 58,333 of the Warrants (after the the Second Share Consolidation effected in October 2024). The 2023 Warrants will be exercisable immediately commencing on the closing date of the Securities Purchase Agreement and will expire on the second anniversary of November 7, 2023. On November 11, 2023, the Group and the Investors entered into an amendment to the Securities Purchase Agreement pursuant to which the Purchase Price of the shares is adjusted from $52.20 per share to $108.00 per share and the exercise price of the Warrants is adjusted from US$60.00 per share to US$108.00 per share.

As of November 7, 2023
2023 Warrant
Risk-free rate of return	4.37%
Estimated volatility rate	53.29%
Dividend yield	0%
Spot price of underling ordinary share	52.80
Exercise price	$108.00
Fair value of warrant	$926

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.EQUITY(CONTINUED)

Issuance of ordinary shares and 2022 warrants

In January 2022, Suzhou government and its partners planned to invest RMB100 million (approximately $15.4 million) to the Group to support the electronic vehicles business. The Group received the first instalment of RMB 30 million (approximately $4.6 million) in February 2022. In return, the Group issued 4,896 ordinary shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1) to Derong Group Limited (“Derong”), the entity designed by Suzhou government. In addition, the Group issued 6,500,000 warrant shares (“2022 Warrant) to Discover Flux Ltd, a warrant holder designated by Derong on July 3, 2022. Discover Flux Ltd has right to subscribe for the Group’s ordinary shares at an exercise price of $15.00 per share (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1). The warrant shares were classified as equity and measured at relative fair value of $1,417 using the Black-Scholes pricing model. The portion of the proceeds of $3,298 was allocated to the issued ordinary shares.

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

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of paid-in-capital and statutory reserve of Group’s PRC subsidiary, were $107,222 and $118,909 as of December 31, 2024 and 2023, respectively.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	For the years ended December 31,
	2024	2023	2022
Net Loss Attributable to Kaixin’s Shareholders	$(40,972)	$(53,563)	$(84,706)

Loss Per Share
Basic and diluted	$(26.05)	$(140.44)	$(380.86)
Weighted Average Shares Used in Calculating Net Loss Per Share
Basic and diluted	1,572,546	381,393	222,408

Since the Group suffered a net loss for the years ended December 31, 2024, 2023 and 2022, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the years ended December 31, 2024, 2023 and 2022, and there was no difference between the Group’s basic and diluted net loss per share for the periods presented. The potential dilutive securities that were not included in the calculation of dilutive loss per share were 185, 185 and 185 Class A Ordinary Shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1), respectively, for the years ended December 31, 2024, 2023 and 2022, as inclusion would have been anti-dilutive.

16.SHARE-BASED COMPENSATION

Restricted shares

For the years ended December 31, 2024, 2023 and 2022, the board of directors of KAH approved certain incentive plans to gran restricted shares to the management and employees of the Group.

On May 16, 2022, the board of directors of KAH approved the Kaixin 2022 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2022 Plan is 43,888 Class A Ordinary Shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1). As of December 31, 2024 and 2023, the Group has granted 43,888 and 43,888 restricted shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1) under the Kaixin 2022 Plan.

On March 13, 2023, the board of directors of KAH approved the Kaixin 2023 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2023 Plan is 43,888 Class A Ordinary Shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1). As of December 31, 2024 and 2023, the Group has granted 43,888 restricted shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1) under the Kaixin 2023 Plan.

On January 9, 2024, the board of directors of KAH approved the Kaixin 2024 Plan. On October 15, 2024, the board of directors of KAH approved the amendment of Kaixin 2024 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2024 Plan is 17,133,333 Class A Ordinary Shares and 5,016,667 Class B Ordinary Shares (after giving effects to the Second Share Consolidation effected in October 2024. Note 1). As of December 31, 2024, the Group has granted 2,355,059 Class A Ordinay Shares and 1,100,000 Class B Ordinay Shares (after giving effects to the First Share Consolidation effected in September 2023 and the Second Share Consolidation effected in October 2024. Note 1) under the Kaixin 2024 Plan.

The estimated fair value of restricted shares granted under Kaxin 2022 Plan, Kaixin 2023 Plan and Kaixin 2024 Plan were the closing prices prevailing on each grant date.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

16.SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares (cont.)

A summary of the nonvested restricted shares activity as of December 31, 2024 and 2023 is as follows:

		Weighted average fair value
	Number of nonvested	per ordinary share
	restricted shares	at the grant dates
Unvested as of December 31, 2022	$5,588	$1,200.60
Forfeited	—	$—
Granted	43,888	$232.20
Vested	(46,290)	$285.60
Unvested as of December 31, 2023	$3,186	$1,397.40
Forfeited	—	$—
Granted	3,455,059	$3.15
Vested	(3,455,059)	$3.15
Unvested as of December 31, 2024	$3,186	$1,397.40

As of December 31, 2024, there was approximately $1,181 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 3.10 years. For the years ended December 31, 2024, 2023 and 2022, the total fair value of vested shares was $10,856, $11,897 and $40,078.

Total share-based compensation expense of share-based awards granted to employees and directors for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the years ended December 31,
	2024	2023	2022
Selling and marketing	$—	$—	$239
Research and development	—	—	44
General and administrative	10,856	11,968	39,027
Total share-based compensation expense	$10,856	$11,968	$39,310

17.COMMITMENTS AND CONTINGENCIES

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

19.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2024	2023
ASSETS
Cash and cash equivalents	$1,968	$170
Other receivables, net	—	20,665
Amounts due from related parties	57,589	44,574
Total assets	$59,557	$65,409

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	$5,138	$4,965
Amounts due to related parties	—	31
Convertible note	635	2,392
Deficits in investment in subsidiaries	40,589	12,438
Warrant liabilities	22	—
Total liabilities	46,384	19,826

Shareholders’ equity
Class A Ordinary Shares (par value of $0.045 per shares; 796,106,500 shares authorized, 5,489,162 and 830,109 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	247	37
Class B Ordinary Shares (par value of $0.045 per shares; 15,000,000 shares authorized, 1,100,000 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)	50	—
Series D convertible preferred shares (par value of $0.0001, 6,000 shares and 6,000 shares authorized, issued and outstanding as of December 31, 2024 and 2023, respectively.)	1	1
Series F convertible preferred shares (par value of 0.00005, 50,005 shares authorized, 42,500 and 50,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	1	1
Series G convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 12,800 and ni shares issued and outstanding as of December 31, 2024 and 2023, respectively)	1	—
Series H convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 7,366 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)	1	—
Additional paid-in capital	406,344	399,117
Subscription receivable	(17,900)	(17,900)
Statutory reserve	8	8
Accumulated deficit	(377,543)	(336,571)
Accumulated other comprehensive income (loss)	1,963	890
Total shareholders’ equity	13,173	45,583
Total liabilities and shareholders’ equity	$59,557	$65,409

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2024	2023	2022
Operating expenses:
Share of loss of subsidiaries	$(28,151)	$(40,402)	$(78,256)
General and administrative expenses	(12,817)	(13,140)	(5,897)
Other expenses	(13)	(12)	(465)
Loss Before Income Tax Expenses	(40,981)	(53,554)	(84,619)
Income tax expenses	—	—	—
Net Loss	(40,981)	(53,554)	(84,619)

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2024	2023	2022
Cash flows from operating activities	$(2,119)	$(1,016)	$(2,410)
Cash flows from investing activities	—	—	—
Cash flows from financing activities	3,917	1,015	(165)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,798	(1)	(2,575)
Cash, cash equivalents and restricted cash, at beginning of year	170	171	2,746
Cash, cash equivalents and restricted cash, at end of year	$1,968	$170	$171