Form 20-F
period 2025-12-31
Kaixin Holdings
filed 2026-04-07
CIK 1713539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Huagong Road,

Chaoyang District, Beijing 100015

People’s Republic of China

Phone: +86 10 6720 4948

Email: lucy.yang@kaixin.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$20.35 per share	KXIN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 21,279,792 Class A ordinary shares issued and outstanding, par value of US$1.35 per share, and 2,170,001 Class B ordinary shares issued and outstanding, par value of US$1.35 per share.

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

INTRODUCTION

Conventions Used in this Annual Report

In this Annual Report, unless otherwise indicated or the context otherwise requires, references to:

●	“Business Combination” are the transactions contemplated by the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star Acquisition Corporation, KAG and Moatable, pursuant to which we acquired 100% of the equity interests of KAG from Moatable on April 30, 2019;
●	“China” or the “PRC” are to the People’s Republic of China and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Dealerships” are to our dealership businesses operated by special purpose holding companies in which we possess majority ownership and voting control;
●	“Dealership Outlets” are to retail premises operated by our Dealerships;
●	“Haitaoche” are to Haitaoche Limited;
●	“Haitaoche Acquisition” are to the transaction closed on June 25, 2021 in which Kaixin issued to shareholders of Haitaoche an aggregate of 74,035,502 ordinary shares of Kaixin in exchange of 100% share capital of Haitaoche;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“Jieying Legal Representative” are to the former legal representative of Anhui Xin Jieying Auto Retail Co., Ltd., Mr. Xiaolei Gu;
●	“KAG” are to Kaixin Auto Group, our wholly-owned subsidiary acquired from Moatable;
●	“Kaixin”, “we”, “us”, “our company” or “our” are to Kaixin Holdings (formerly known as Kaixin Auto Holdings), our Cayman Islands holding company and its subsidiaries;
●	“Moatable” are to Moatable, Inc. (formerly known as Renren Inc.);
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$1.35 per share (as retroactively adjusted to reflect the 1-for-60 share consolidation effected on October 25, 2024 and the 1-for-30 share consolidation effected on December 1, 2025);
●	“PRC subsidiaries” are to our subsidiaries incorporated in mainland China;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“Shanghai Auto” are to Shanghai Renren Automotive Technology Group Co., Ltd., our wholly-owned PRC subsidiary;
●	“US$”, “U.S. dollars”, “$” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States; and

●	“Variable interest entity”, “VIE” or “VIEs” are to our historical variable interest entities, Shanghai Qianxiang Changda Internet Information Technologies Development Co., Ltd. (“Qianxiang Changda”), Anhui Xin Jieying Auto Retail Co., Ltd. (“Anhui Xin Jieying”, former name as Zhejiang Jieying Auto Retail Co., Ltd. and Shanghai Jieying Auto Retail Co., Ltd.), Ningbo Jiusheng Automobile Sales and Services Co., Ltd. (“Ningbo Jiusheng”), and Qingdao Shengmeilianhe Import Automobile Sales Co., Ltd. (“Qingdao Shengmeilianhe”), which were no longer in a contractual arrangement with us since the completion of the disposal of Renren Finance Inc, on October 27, 2022 by KAG. VIEs were 100% owned by PRC citizens and a PRC entity owned by PRC citizens, and are consolidated into our consolidated financial statements for the period till the completion of the disposal of Renren Finance Inc, which was later named as Shanghai Wuxiajindongxue Technology Co., Ltd, in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Our reporting currency is the U.S. dollar. This Annual Report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this Annual Report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB 6.9931 to US$1.00, the noon buying rate in effect as of December 31, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

A share consolidation (“ December 2025 Share Consolidation”) of our Class A ordinary shares and Class B ordinary shares became effective on December 1, 2025. Pursuant to the December 2025 Share Consolidation, every thirty (30) issued and unissued Class A ordinary shares and Class B ordinary shares of a par value of US$0.045 each in the share capital of the Company was consolidated into one consolidated Class A ordinary share and Class B ordinary shares, of a par value of US$1.35. From a Cayman Islands legal perspective, the December 2025 Share Consolidation does not have any retroactive effect on our Class A ordinary shares and Class B ordinary shares prior to December 1, 2025. However, for accounting purposes only, references to our Class A ordinary shares and Class B ordinary shares in this description are stated as having been retroactively adjusted and restated to give effect to the December 2025 Share Consolidation, as if the December 2025 Share Consolidation had occurred by the relevant earlier date. In addition, we effectuated a one-for-fifteen (1-15) share consolidation of our Class A ordinary shares and Class B ordinary shares became effective on March 13, 2026 (“March 2026 Share Consolidation”). Pursuant to the March 2026 Share Consolidation, every fifteen (15) issued and unissued Class A ordinary shares and Class B ordinary shares of a par value of US$1.35 each in the share capital of the Company was consolidated into one consolidated Class A ordinary share and Class B ordinary shares, of a par value of US$20.35. The share consolidation took effect and began trading on the Nasdaq Capital Market on a split-adjusted basis when the market opened on March 13, 2026.

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

Kaixin Holdings Organizational Chart
Kaixin Holdings(Cayman)
100%
Jet Sound Hong Kong Company Limited (Hong Kong)
Overseas
100%
Zhejiang Kaixin Auto Co., Ltd.
33.3%
Anhui Kaixin New Energy Vehicles Co., Ltd.
100%
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch
100%
Zhejiang Ordinary Smile Auto Sales Co., Ltd.
100%
Zhejiang Kaixin Auto Co., Ltd. Ningde Branch
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

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to Kaixin by our subsidiaries. Under the PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization. Although we does not have a formal cash management policy in place that dictates how funds shall be transferred between the Company, our subsidiaries or investors, cash transfers are made among the entities based on business needs in compliance of relevant PRC laws and regulations.

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

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB- registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2025 after we file our annual report on Form 20-F for such fiscal year. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. However, whether the PCAOB will be able to continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

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

We had not been profitable since 2019. We incurred net losses of US$53.6 million, US$41.0 million and US$53.9 million in 2023, 2024 and 2025, respectively. We also had cash outflows from operating activities of US$2.1 million, US$3.0 million and US$2.6 million in 2023, 2024 and 2025, respectively.

We have experienced recurring losses from operations. As of December 31, 2025, we had an accumulated deficit of US$431.5 million.

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

We rely on the Dealerships of our subsidiaries to conduct significant aspects of our business. As of December 31, 2025, we had one dealership. Our control over our Dealerships may not be as effective as if we fully owned these partners’ businesses, which could potentially make it difficult for us to manage them.

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

As of December 31, 2025, we had one Dealership. We have not expanded our network since May 2018. The Dealership network is a foundation of our car sales operations, and we rely on the Dealerships in providing services to car buyers and financial institutions. As China is a large and diverse market, business practices and demands may vary significantly by regions and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experiences to expand the Dealership network into other parts of China.

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

For example, on December 31, 2020 we entered into definitive agreement to effectuate the Haitaoche Acquisition and issued an aggregate of 74,035,502 ordinary shares on June 25, 2021 through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche. On November 2, 2022, the Company signed a share purchase agreement with the shareholders of Morning Star Auto Inc. (“Morning Star”) to acquire 100% equity of Morning Star by issuing 100 million ordinary shares of Kaixin. Morning Star owns 100% equity interest of Wuxi Morning Star Technology Co., Ltd. and 40% equity interest of Henan Yujie Times Automobile Co., Ltd. (“Yujie”). On August 22, 2023, the acquisition of Morning Star completed, after which Kaixin owns all assets and business operations related to the POCCO brand of electric vehicles (POCCO EV), which constitutes big progress toward Kaixin’s successful transformation into a new energy vehicle manufacturing company. In addition, on December 2, 2025, we, Zhejiang Kaixin Auto Co., Ltd. (the “Purchaser”), a wholly owned subsidiary of the Company, the sole shareholder (the “Seller”) of the Target Company (as defined below) and AUTOA2A, LTD as an escrow agent entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to acquire the entire equity interest (the “Sale Shares”) in Zhejiang Ordinary Smile Auto Sales Co., Ltd. (the “Target Company”), in return, the Company agreed to issue up to an aggregate of 15 million newly issued Class A ordinary shares to the Seller as consideration (the “Consideration Shares”), which shall be held in escrow and be released subject to a five-year-performance targets as set forth in the Purchase Agreement. Upon completion, the Target Company will become an indirect wholly owned subsidiary of the Company. However, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of the attention of our management and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

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

Our Kaixin Auto brand was newly launched in the first half of 2018 and we believe that an important component of our growth will be the growth of customer traffic to our Dealerships. Because Kaixin Auto is a consumer brand, brand visibility is critical for our engagement with potential customers. We currently advertise through a blend of brand and direct marketing channels with the goal of increasing the strength, recognition and trust in the Kaixin Auto brand. We recorded selling and marketing expenses of approximately US$3.3 million, US$1.0 million and US$0.1 million, in 2023, 2024 and 2025, respectively.

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

The Administrative Measures for the Security of the International Network of Computer Information Network, issued in December 1997 and amended in January 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC, issued in November 2016 and amended in October 2025, requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include, informing our customers of the specific risks and reporting such risks to the relevant competent departments.

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

The State Council issued the “Internet Data Security Management Regulations” in September 2024, which came into effect on January 1, 2025, or the Regulations. The Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this Annual Report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department.

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

In September 2022, the CAC issued the “Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Comments).” After undergoing two rounds of public consultation and two deliberations, the amendment was finally passed in October 2025 and officially took effect on January 1, 2026., Management Regulations mainly involves amendments in the following aspects: (i) improving the legal liability system for violating the general provisions of network operation security, (ii) modifying the legal liability system for security protection of critical information infrastructure, (iii) adjusting the legal liability system for network information security, and (iv) revising the legal liability system for personal information protection.

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

We have set up the New Energy Vehicles Department in 2021 and produced a NEV prototype in mid 2022 and delivered it to customers at the end of 2022. In August, 2023, the Company closed the acquisition of Morning Star, which mainly produces miniature electric vehicles under the POCCO brand. Following the closing, Morning Star has become a wholly-owned subsidiary of Kaixin, which represents the Company’s entry into the field of new energy vehicle manufacturing. In December 2024, the Company disposed of Morning Star. Our NEV business faced significant challenges and may not achieve expected results. For instance, our vehicles may not have the durability or longevity of other comparable vehicles in the market, and may not be as easy and convenient to repair. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, revenue loss, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

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

Our future NEV sales may be impacted by government policies such as tariffs on imported cars. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be certain limit on foreign ownership of automakers in China, but for automakers of NEV, such limit was lifted in 2018. Further, pursuant to the currently effectively Special Administrative Measures for Market Access of Foreign Investment (2024 Version) (the “2024 Negative List”), which came into effect on April 8, 2024, the limit on foreign ownership of automakers has been lifted since 2022. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage.

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

Government policies on automobile purchases and ownership may have a material effect on our business due to their influences on consumer behaviors. With an effort to alleviate traffic congestion and improve air quality, some local governmental authorities issued regulations and relevant implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. On December 23, 2010, the Beijing Municipal People’s Government issued the “Interim Provisions on the Quantity Control of Small Passenger Vehicles in Beijing” (hereinafter referred to as the “Provisions”). The Provisions were most recently revised in 2020.Beijing continues to impose limits on the total number of motor vehicles in the city.According to the Provisions, the annual growth quota for small passenger vehicles and the allocation ratios shall be reasonably determined by the municipal transport authority, in consultation with relevant administrative departments including the Municipal Development and Reform Commission, the Public Security Traffic Management Authority, and the Ecology and Environment Department, based on factors such as demand for small passenger vehicles, road traffic conditions, and environmental carrying capacity..Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business.

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

The Chinese government has significant authority to intervene or exert influence on the business operations conducted in mainland China, Hong Kong and Macau in various aspects at any time, which could result in a material adverse change in our operations and the value of our ordinary shares. There are uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, includingmajor changes in economic development policiesor local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

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

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplemented and specified the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures, which was issued on December 28, 2021. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

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

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (the “Revised Review Measures”), which became effective and replaced the Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator that is already listed overseas. Furthermore, In September 2024, the State Council issued the “Internet Data Security Management Regulations,” which came into effect on January 1, 2025, commonly referred to as the Security Regulations. It stipulates that data processors listed overseas must conduct an annual data risk assessment either independently or through a data security service provider and submit the data risk assessment report to the provincial-level cyberspace administration where they are located.

On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, (the “Data Cross Border Measures”), which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. Furthermore, on June 27, 2025, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 3), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. The Revised Review Measures and the Regulations remain unclear on whether the relevant requirements will be applicable to companies, which have been listed in the United States, such as us. They also remain uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

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

The PRC Cybersecurity Law, which took effect in June 2017,and was amended on October 28, 2025. created China’s first national-level data protection framework for “network operators.” It is relatively new and subject to interpretations by the regulator. It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures.

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

Under the existing PRC laws and regulations, companies responsible for the construction projects are required to prepare environmental impact reports, environmental impact statements, or environmental impact registration forms based on the level of potential environmental impact of the projects. Environmental impact reports (required in the case of potentially serious environmental impact) and environmental impact statements (required in the case of potentially mild environmental impact) are subject to review and approval by the applicable governmental authorities and the failure to satisfy such requirements may result in the discontinuation of the construction projects, imposing fines of 1% to 5% of the total investment in the projects or an order of restoration. Environmental impact registration forms (required in the case of very little environmental impact) are required to be filed with the competent authority and failure to satisfy such requirement may result in the imposition of fines up to RMB50,000 (US$7,150). We do not regularly conduct construction projects in the ordinary course of our business. However, some of our projects, including the building and overall decoration of our after- sales service centers, could be deemed as construction projects where a timely filing or submission for approval is required and failure to do so may subject us to fines and other enforcement actions as mentioned above.

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

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, may adversely affect the market price of our ordinary shares. As of December 31, 2025, we had 23,449,793 total number of outstanding shares consisting of (i) 21,279,792 Class A ordinary shares of a par value of US$1.35 each, of which 15,006,574 are restricted shares and (ii) 2,170,001 Class B ordinary shares of a par value of US$1.35 each, all of which are restricted shares. The remaining ordinary shares outstanding will be available for sale, subject to volumes and other restrictions as applicable under Rules 144 and 701 of the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act of the sale of their shares. Sales of these registered shares in the public market could adversely affect the market price of our ordinary shares.

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

Our company is controlled through a dual class voting structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to two hundred and fifty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of December 31, 2025, Mr. Mingjun Lin, our chief executive officer, beneficially owned 52.9% of the aggregate voting power of our company, and Ms. Yi Yang, our chief financial officer, beneficially owned 43.3% of the aggregate voting power of our company. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result, Mr. Mingjun Lin and Ms. Yi Yang have considerable influence over matters such as approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our class A ordinary shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Stock Market, we are required to comply with certain of the Nasdaq continued listing requirement, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Stock Market criteria for maintaining our listing, our Class A ordinary shares will be delisted from the Nasdaq Capital Market at some later date, we may then apply to have our Class A ordinary shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A ordinary shares are not so listed or are delisted at some later date, our Class A ordinary shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A ordinary shares might decline. If our Class A ordinary shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A ordinary shares would decline and that our shareholders would find it difficult to sell their Class A ordinary shares.

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

On August 19, 2024, we received a delisting determination notice from Nasdaq notifying us that we failed to comply with the minimum closing bid price requirement set forth in 5810(c)(3)(A)(iii) of the Nasdaq Listing Rules as the closing bid price per share had been below US$0.10 for a period of 10 consecutive trading days, and Nasdaq had determined to begin the process to delist our shares from the Nasdaq Capital Market (the “Delisting Determination”). On August 21, 2024, we submitted a request for a hearing to appeal the Delisting Determination to a Hearings Panel of the Nasdaq (the “Panel”), which was scheduled on October 3, 2024. The hearing request had stayed the suspension of our ordinary shares and the filing of the Form 25-NSE pending the Panel’s decision. In order to regain compliance with Nasdaq’s low priced stock requirement, we effected a share consolidation (the “October 2024 Share Consolidation”) of our authorized, issued and outstanding ordinary shares, par value $0.00075 each, at a ratio of 1-for-60 so that every sixty Class A ordinary shares authorized and issued were to be combined into one consolidated Class A ordinary share, par value $0.045 each. The October 2024 Share Consolidation took effect and began trading on the Nasdaq Capital Market on a split-adjusted basis when the market opened on October 25, 2024.

Upon successful completion of the October 2024 Share Consolidation, we received a notification letter from Nasdaq on September 12, 2024, advising our Company that we regained compliance with the Bid Price Rule requirement. The letter also informed us that pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor for a period of one year from the date of the letter. If, within that one-year monitoring period, the Nasdaq staff (the “Staff”) finds the Company again out of compliance with the requirement that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Nasdaq will issue a delist determination letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened hearings panel if the initial Panel is unavailable. The Company will have the opportunity to respond/present to the hearings panel as provided by Listing Rule 5815(d)(4)(C).

On December 1, 2025, we effected a reverse stock split of our authorized, issued and unissued ordinary shares, par value $0.045 each, at a ratio of 1-for-30 so that every thirty Class A and every thirty Class B ordinary shares authorized issued and unissued were to be combined into one consolidated Class A and one Class B ordinary share, par value $1.35 each. The share consolidation took effect and began trading on the Nasdaq Capital Market on a split-adjusted basis when the market opened on December 1, 2025.

In addition, on March 13, 2026, we effectuated a 1-15 share consolidation of our Class A ordinary shares and Class B ordinary shares. Pursuant to the share consolidation, every fifteen issued and unissued Class A ordinary shares and Class B ordinary shares of a par value of US$1.35 each in the share capital of the Company was consolidated into one consolidated Class A ordinary share and Class B ordinary shares, of a par value of US$20.35. The share consolidation took effect and began trading on the Nasdaq Capital Market on a split-adjusted basis when the market opened on March 13, 2026.

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

Acquisition of Zhejiang Ordinary Smile Auto Sales Co., Ltd.

On December 2, 2025, Kaixin Holdings (“Kaixin” or “the Company”), Zhejiang Kaixin Auto Co., Ltd. (the “Purchaser”), a wholly owned subsidiary of the Company, the sole shareholder (the “Seller”) of the Target Company (as defined below) and Escrow Agent (as defined below) entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to acquire the entire equity interest (the “Sale Shares”) in Zhejiang Ordinary Smile Auto Sales Co., Ltd. (the “Target Company”), in return, the Company agreed to issue up to an aggregate of $15 million newly issued Class A ordinary shares to the Seller as consideration (the “Consideration Shares”), which shall be held in escrow and be released subject to a five-year-performance targets as set forth in the Purchase Agreement. Upon completion, the Target Company will become an indirect wholly owned subsidiary of the Company.

The Target Company is a company incorporated in People’s Republic of China and engages in automobile wholesale and retail business.

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

We are an auto sales company in China. As of December 31, 2025, we had one Dealership covering the major market in China. On average, our Dealership operators have over ten years of experience in the car sales industry. We provide car buyers in China with access to a wide selection of used vehicles across our network of Dealerships, with a focus on premium brands, such as Audi, BMW, Mercedes-Benz, Land Rover, Bentley, Rolls-Royce, and Porsche.

China is the world’s largest automotive market both in demand and supply in 2025. On June 25, 2021, we closed the Haitaoche Acquisition. Haitaoche is a China-based merchant for domestic and imported automobiles. The manufacture and distribution of automobiles are undergoing significant changes in China, which are expected to create new opportunities and business models. Haitaoche strives to become a leading automobile retail platform in China. In addition to maintaining its domestic and imported new car sales business, it plans to expand into electronic vehicles and other business areas. Haitaoche aims to enter into strategic cooperation agreements with multiple electronic vehicle manufacturers in China and serve a wider group of distributors and consumers.

We sourced, marketed, and sold approximately 525, nil, and nil vehicles to customers across China in 2023, 2024 and 2025, respectively.

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

Our Businesses

Kaixin have pioneered an innovative business model, under which it had obtained control of Dealerships across China, providing them with an integrated technology system, centralized operational control and management, a unified brand and capital support. Kaixin primarily generate revenues from sales of new and used cars. Of the Dealerships’ total revenues in 2023, 2024 and 2025, revenues from auto sales accounted for 100%, 0% and 0% respectively. Following the consummation of the Haitaoche Acquisition in June 2021, our car sales business gradually resumed operations in the majority of the Dealership locations, which complement the new car sales in the Haitaoche business unit. During 2022, the Company terminated cooperation with several dealerships that underperformed against our expectations and downsized our dealerships network to three dealerships.

Our Dealership Network

As of December 31, 2025, we had one Dealership. Our network of Dealerships is focused primarily on tier 2 and below cities, where we believe the mix of cost structure, consumers’ demand and opportunity for growth is most favorable.

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

Entry into the NEV Market

By integrating the operations and resources of Haitaoche with the used car dealership business, we are currently engaged in the sales of both new and used, domestic and imported automobiles and will be actively looking for opportunities to expand into the business area of electronic vehicles. We released our new energy vehicle strategic plan on December 1, 2021, and we target to quickly expand our new energy vehicle team and start with developing commercial new energy vehicles for intra-city and inter-city logistics applications in the initial stage. Reference is made to the Form 6-K which the Company filed with SEC on August 26, 2021, the Company has reached a binding term sheet to acquire 100% equity interest of Yujie through new share issuance. Yujie is a Chinese electronic vehicles (“EV”) manufacturer specialized in small size multi-function EVs. On September 26, 2022, the Company signed a binding acquisition term sheet with Wuxi Morning Star Technology Co., Ltd. (“Wuxi Morning Star”), who manufactures and operates the POCCO EVs. According to the term sheet, the Company intends to acquire 100% equity interest of Wuxi Morning Star through new share issuance and makes it a wholly owned subsidiary (the “Wuxi Morning Star Acquisition”). As consideration for the Wuxi Morning Star Acquisition, the Company agreed to issue ordinary shares of Kaixin to the shareholders of Wuxi Morning Star Morning Star with market value of 100 million as determined by the average of the closing prices of last five trading days before the entering date of Share Purchase Agreement. On November 2, 2022, the Company signed a share purchase agreement with the shareholders of Morning Star Auto Inc. (“Morning Star”), to acquire 100% equity interest of Morning Star by issuing 100 million ordinary shares of Kaixin. Morning Star owns 100% equity interest of Wuxi Morning Star and 40% equity interest of Yujie. On August 22, 2023, the acquisition of Morning Star completed, after which Kaixin owns all assets and business operations related to POCCO EVs, which constitutes big progress toward Kaixin’s successful transformation into a new energy vehicle manufacturing company. In December 2024, the Company disposed of Morning Star.

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

On September 1, 2016, the Ministry of Commerce promulgated the management Standards for Used Automobiles Distribution Enterprises, which provided detailed requirements as to the responsibilities of used automobiles trading entity regarding the trading of used automobiles, including confirming the identity of the seller and the legitimacy of the used automobiles, signing contract for used automobile trading, establishing transaction archives and keeping records for at least three years.

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

Regulations on Anti-unfair Competition

Under the Anti-unfair Competition Law, effective in 1993 and revised in 2017, 2019 and 2025, a business operator is prohibited from carrying out acts intending to cause confusion, which would mislead others into thinking that its products belong to another party or that there is an association with another party, by:

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

D.Property, Plants and Equipment.

We lease approximately 300 square meters of office space in Beijing, China as of the date of the Annual Report. Our Dealership Outlets lease operating spaces in various Chinese cities. We lease our premises under non-cancelable operating lease agreements.

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

We sourced, marketed and sold approximately 525, nil, and nil new and used vehicles to customers across China in 2023, 2024 and 2025, respectively.

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

In January 2024, we set up one subsidiary, namely, Zhejiang Kaixin Zhihui Auto Co. Ltd. The Group owned 100% equity interest in the subsidiary.

In December 2025, we acquired Zhejiang Ordinary Smile Auto Sales Co., Ltd. from its then shareholders. The Group owned 100% interest in the subsidiary.

The Group also disposed of Kaixin Daman in July 2024 and Kaixin Jingtao in February 2025 due to minimal operations. In February 2025, August 2025, the Company also dissolved Zhejiang Kaixin Zhihui Auto Co. Ltd. (“Kaixin Zhihui”), Zhejiang Kaixin Changxing Auto Sales Co. Ltd. (“Kaixin Changxing”), and Zhejiang Kaixin Wuxian Auto Technology, Ltd (“Kaixin Wuxian”). The management believed that none of the transfers of share interest in subsidiaries or disposition of subsidiaries represent a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. The transfers of equity in subsidiaries or the disposition of subsidiary are not accounted as discontinued operations in accordance with ASC 205-20.

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

Integration of Our Dealerships

We began to acquire majority control of used car dealers across China in the second half of 2017. We rely on our Dealerships to conduct significant aspects of our business. As of December 31, 2025, we had one Dealership. Our Dealerships and their employees directly interact with the consumers and other dealerships, and their performance directly impact our results of operations and financial condition. In addition, expansion of our network of Dealerships may affect our results of operations in the form of startup costs, acquisitions of new Dealership assets or capital injections.

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

On December 2025, we entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to acquire the entire equity interest (the “Sale Shares”) in Zhejiang Ordinary Smile Auto Sales Co., Ltd. (the “Target Company”), in return, the Company agreed to issue up to an aggregate of $15 million newly issued Class A ordinary shares to the Seller as consideration (the “Consideration Shares”), which shall be held in escrow and be released subject to a five-year-performance targets as set forth in the Purchase Agreement. Upon completion, the Target Company will become an indirect wholly owned subsidiary of the Company.

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

Key Components of Results of Operations

Revenues

Our revenues are derived from car sales. Our sales revenue areUS$31.5 million, nil and US$0.1 million in 2023, 2024 and 2025, respectively.

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues:
Car sales revenue	31,535	100.0	—	—	—	—
Other revenue	—	—	—	—	129	100.0
Total revenues	31,535	100.0	—	—	129	100.0

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

For the year ended December 31, 2025, we did not generate revenues from car sales due to a reassignment of our car sale business. Accordingly, our cost of revenue was nil for the year ended December 31, 2025. We are resuming the car sales business in 2025 and are actively engaged in developing our domestic and international client bases.

Cost of Revenues

Cost of revenues consists of costs directly related to used-car sales and new-car wholesales. The following table sets forth the breakdown of our cost of revenues, both in absolute amounts and as percentages of our total cost of revenues, for the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Car sales	31,193	100.0	—	—	—	—
Total cost of revenues	31,193	100.0	—	—	—	—

Cost of Used-car sales

Cost of revenues consists of costs directly related to used-car sales and new car wholesales, including inventory acquisition costs and write-down of inventory. Given that there was no car sale in 2025, the cost of revenues was nil.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses for continuing operations, both in absolute amounts and as percentages of our total operating expenses for the periods indicated:

	For the Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling and marketing	3,313	15.5	963	5.0	91	0.3%
General and administrative	18,013	84.5	18,178	95.0	31,630	99.7%
Total operating expenses	21,326	100.0	19,141	100.0	31,721	100.0%

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

We are subject to VAT at a rate of 1% on the difference between the original purchase price and the retail price for the used car sales. We are subject to VAT at a rate of 13% on the sales of new automobiles. We are also subject to surcharges on VAT payments in accordance with the PRC law.

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

	For the Years Ended December 31,
	2023		2024		2025

	(in thousands, except for percentage)
		%		%		%
Total revenues	31,535	100.0	—	—	129	100.0
Total cost of revenues	31,193	98.9	—	—	—	—
Gross profit	342	1.1	—	—	129	100.0
Operating expenses:
Selling and marketing expenses	3,313	10.5	963	—	91	70.5
General and administrative expenses	18,013	57.1	18,178	—	31,630	24,519.4
Total operating expenses	21,326	67.6	19,141	—	31,721	24,589.9
Loss from operations	(20,984)	(66.5)	(19,141)	—	(31,592)	(24,489.9)
Other income (expenses), net	(9)	(0.0)	392	—	110	85.3
Foreign currency exchange gain (loss)	(10)	(0.0)	7	—	5	3.9
Interest expense, net	(525)	(1.7)	(342)	—	(7)	(5.4)
Change in fair value of warrants	(208)	(0.7)	210	—	22	17.1
Impairment of other receivables	(8,848)	(28.1)	—	—	—	—
Impairment of intangible assets	—	—	—	—	(16,946)	(13,136.4)
Impairment of prepaid expenses and other current assets	(23,262)	(73.8)	—	—	(392)	(303.9)
Share of equity loss	—	—	—	—	(41)	(31.8)
Gain (loss) from disposal of subsidiaries	64	(0.2)	(23,037)	—	(7,800)	(6,046.5)
Loss before income tax provision	(53,782)	(170.5)	(41,911)	—	(56,641)	(43,907.6)
Income tax benefit (expense)	228	(0.7)	931	—	2,733	2,118.6
Net loss	(53,554)	(169.8)	(40,980)	—	(53,908)	(41,789.0)

Year ended December 31, 2025 compared with year ended December 31, 2024

Revenues

For the year ended December 31, 2024, we did not generate revenues from car sales. Accordingly, our cost of revenues was nil for the year ended December 31, 2024.

Our total revenues increased from nil in 2024 to US$0.1 million in 2025, primarily due to other auto service revenue.

Gross Profit

As a result of the foregoing, we recorded a gross profit of nil in 2024 and $0.1 million in 2025.

Operating Expenses

Our total operating expenses increased from US$19.1 million in 2024 to US$31.7 million in 2025. The difference is mainly resulted from an increase in general and administrative expenses.

●	Selling and marketing expenses. Our selling and marketing expenses decreased from US$963 thousand in 2024 to US$91 thousand in 2025. The decrease was primarily due to cost saving effort in the sales department.
●	General and administrative expenses. Our general and administrative expenses increased from US$18.2 million in 2024 to US$31.6 million in 2025.

Other Income (Expenses)

Other expense was US$392 thousand in 2024, as compared to other income of US$110 thousand in 2025.

Interest Expenses, Net

Our interest expenses, net, were US$342 thousand in 2024 and US$7 thousand in 2025.

Loss on impairment of intangible assets

There is a loss on impairment of intangible assets of US$16.9 million in 2025. For details, please refer to Note 2 to the consolidated financial statements.

Change in fair value of warrants

Loss from change in fair value of warrants was US$210 thousand in 2024, as compared to gain from change in fair value of warrants of US$22 thousand in 2025.

Loss on disposal of subsidiaries

There is a loss on the disposal of subsidiaries of US$23.0 million in 2024 and loss on disposal of subsidiaries of $7.8 million in 2025. For details, please refer to Note 3 to the consolidated financial statements.

Income Tax Benefit (Expense)

Our income tax benefits were US$931 thousand in 2024 and US$2.7 million in 2025. respectively.

Net Loss

As a result of the foregoing, we recorded net losses of US$41.0 million and US$53.9 million in 2024 and 2025, respectively.

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenues and Cost of Revenues

For the year ended December 31, 2024, we did not generate revenues from car sales. Accordingly, our cost of revenues was nil for the year ended December 31, 2024.

Gross Profit

As a result of the foregoing, we recorded a gross profit of US$342 thousand in 2023 and a gross profit of nil in 2024.

Operating Expenses

Our total operating expenses decreased from US$21.3 million in 2023 to US$19.1 million in 2024. The difference is mainly resulted from the decline in selling and marketing expenses.

●	Selling and marketing expenses. Our selling and marketing expenses decreased from US$3,3 million in 2023 to US$963 thousand in 2024. The decrease was primarily due to a decrease of approximately $2.1 million in dealership settlement expenses and a decrease of approximately $0.1 million in bonus payments for salespersons, as we did not generate revenues in 2024.
●	General and administrative expenses. Our general and administrative expenses slightly increased from US$18.0 million in 2023 to US$18.2 million in 2024.

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

Recent Accounting Pronouncements

See Part III, “Financial Statements — Note 2 — Summary of significant accounting policies — Recent accounting pronouncements”.

B.Liquidity and Capital Resources

Cash flows and working capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2025, we generated negative cash flows from operating activities that amounted to US$2.6 million and have a working capital of negative US$7.9 million as of December 31, 2025.

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

Net cash used in operating activities was US$2.1 million, US$3.0 million, and US$2.6 million in 2023, 2024, and 2025, respectively. As of December 31, 2025, we had cash of approximately US$0.9 million.

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2023	2024	2025

	(in thousands of US$)
Net cash used in operating activities	(2,108)	(3,020)	(2,583)
Net cash used in investing activities	(3,134)	(26)	—
Net cash provided by financing activities	1,015	4,510	1,044
Effect of exchange rate changes on cash and cash equivalents	(790)	(1,161)	10
Net changes in cash and cash equivalents	(5,017)	303	(1,529)
Cash and cash equivalents at beginning of year	7,102	2,085	2,388
Cash and cash equivalents at end of year	2,085	2,388	859

Operating Activities

Net cash used in operating activities was US$2.6 million in 2025. The principal items accounting for the difference between our net loss and the net cash used in operating activities in 2025 were depreciation and amortization expense of US$3.9 million, impairment of intangible assets of US$16.9 million, loss on disposal of subsidiaries of US$7.8 million, and share-based compensation expense of US$25.4 million.

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

Investing Activities

Net cash used in investing activities was nil in 2025.

Net cash used in investing activities was US$26 thousand in 2024, which was mostly attributable to cash disposed on disposal of subsidiaries.

Net cash used in investing activities was US$3.1 million in 2023, which was mostly attributable to cash disposed on disposal of subsidiaries.

Financing Activities

Net cash provided by financing activities was US$1.0 million in 2025, which was primarily attributable to borrowings from related parties.

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

Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2025:

		Less than 1			More than
	Total	year	1–3 years	3–5 years	5 years

	(in thousands of US$)
Operating Lease Obligations(1)	94	94	—	—	—
Total	94	94	—	—	—
(1)	Representing contractual undiscounted operating lease obligations relating to our non-cancelable lease of offices and facilitates.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Capital Expenditures

Our capital expenditures were US$396 thousand, US$18 thousand, and nil, in 2023, 2024, and 2025, respectively. In 2025, there was no capital expenditure.

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

However, we believe material weaknesses persist in (i) lack of sufficient resources with US GAAP and the SEC reporting experiences, which could adversely affect the Company’s ability to provide accurate disclosures on a timely matter; (ii) the lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; and (iii) lack of evaluations to ascertain whether the components of internal control are present and functioning as of December 31, 2025.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title
Mingjun Lin	51	Chairman, Director and Chief Executive Officer
Yi Yang	54	Director and Chief Financial Officer
Xiaolei Gu	39	Director
Deqiang Chen	59	Independent Director
Xiaoning Wu	62	Independent Director

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

Xiaolei Gu has served as our director since May 2021. He has been the director of Strategic Development Department with the Company since November 2020. He served as the chief media content officer of Haitaoche Limited during 2015-2020 and chief media content officer of Beijing Yunfeiyang Technology Company during 2009 to 2014.

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US$703 thousand in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2025 Equity Incentive Plan

Our 2025 equity incentive plan, or the 2025 Plan, was adopted by our board of directors on October 2, 2025. The 2025 Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 6,000,000 Class A ordinary shares and up to 2,000,000 Class B ordinary shares may be granted as awards under the 2025 Plan.

The following paragraphs describe the principal terms of the 2025 Plan.

Administration

The 2025 Plan is administered by our directors, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change in Control

In the event of a change in control or another transaction having a similar effect, then any incentives granted under the 2020 Plan shall be deemed vested immediately. The plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the 2025 Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. A “change of control” under the 2025 Plan is defined as: means any of the following: (i) Continuing Directors cease to constitute at least fifty percent (50%) of the members of the Board; (ii) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iii) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Company’s Ordinary Shares would be converted into cash, securities or other property; or (iv) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; provided, however, that a transaction described in clauses (iii) or (iv) shall not constitute a Change of Control hereunder if after such transaction (I) Continuing Directors constitute at least fifty percent (50%) of the members of the board of directors of the continuing, surviving or acquiring entity, as the case may be or, if such entity has a parent entity directly or indirectly holding at least a majority of the voting power of the voting securities of the continuing, surviving or acquiring entity, Continuing Directors constitute at least fifty percent (50%) of the members of the board of directors of the entity that is the ultimate parent of the continuing, surviving or acquiring entity, and (II) the continuing, surviving or acquiring entity (or the ultimate parent of such continuing, surviving or acquiring entity) assumes all outstanding Awards granted under the 2025 Plan.

Term

Unless terminated earlier, the 2025 Plan will terminate on October 2, 2035. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

Granted Awards

As of March 1, 2026, there is no outstanding options and restricted shares that have been granted to our directors and executive officers.

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

D.Employees.

We had 13 employees as of December 31, 2025. The following table sets forth the number of our employees categorized by function as of December 31, 2025:

	Number of	% of Total
Functional Area	Employees	Employees
Management and administration	10	76.9%
Sales and marketing	3	23.1%
Total	13	100.0%

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

E.Share Ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 10, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 21,279,792 Class A ordinary shares and 2,170,001 Class B ordinary shares (retroactively adjusted to reflect the 1-to-60 reverse stock split effected on October 25, 2024 and the 1-to-30 reverse stock split effected on December 1, 2025) outstanding as of March 10, 2026.

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

% of
Ownership
	Number of	Number of	of total Class A	% of
	Class A	Class B	ordinary shares	aggregate
	ordinary	ordinary	and Class B	voting
Beneficial Owners(1)	shares	shares	ordinary shares	power**
Directors and Executive Officers:
Mingjun Lin	—	1,193,501	5.1	52.9
Yi Yang	—	976,500	4.2	43.3
Deqiang Chen	—	—	—	—
Xiaolei Gu	—	—	—	—
Xiaoning Wu	—	—	—	—
All Directors and Executive Officers as a Group	—	2,170,001	9.3	96.2

Notes:

*	Less than 1% of our total outstanding ordinary shares.
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

On December 2, 2025, the Company, Zhejiang Kaixin Auto Co., Ltd. (the “Purchaser”), a wholly owned subsidiary of the Company, the sole shareholder (the “Seller”) of the Target Company (as defined below) and AUTOA2A, LTD as an escrow agent entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to acquire the entire equity interest (the “Sale Shares”) in Zhejiang Ordinary Smile Auto Sales Co., Ltd. (the “Target Company”), in return, the Company agreed to issue up to an aggregate of 15 million newly issued Class A ordinary shares to the Seller as consideration (the “Consideration Shares”), which shall be held in escrow and be released subject to a five-year-performance targets as set forth in the Purchase Agreement. Upon completion, the Target Company became an indirect wholly owned subsidiary of the Company.

As of March 10, 2026, our shares were held by 32 record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The following are the summaries of material provisions of our seventh amended and restated memorandum and articles of association then effective during the financial year ended 31 December 2025, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Based upon our current and projected income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current taxable year or foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current taxable year, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

Substantially all of our revenues and expenses are denominated in Renminbi. The functional currency of our Company is the U.S. dollar. The functional currency of our PRC subsidiaries is the Renminbi, and the functional currency of our Hong Kong subsidiaries is the Hong Kong Dollar. We use the U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a net a net foreign exchange gain of US$1.3 million in 2023, foreign exchange gain of US$1.0 million in 2024 and foreign exchange gain of US$5 thousand in 2025.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 increased 2.0%, 0.2%, and 0.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2025 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the Commission, our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified the following material weaknesses in our internal control over financial reporting:

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

Attestation Report of the Independent Registered Public Accounting Firm

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2022. However, since our public float was not over US$75 million on June 30, 2024, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the year ended December 31, 2025.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2024	2025

	(in thousands of US$)
Audit fees(1)	250	190
Total	250	190
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

Our management has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel. Our management and the security team, including our chief financial officer and information technology director, are responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes over twenty years of expertise in the IT and cybersecurity fields and extensive connections with IT professionals and service providers.

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

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1*	Eighth Amended and Restated Memorandum and Articles of Association of Kaixin Holdings, as adopted by a special resolution on February 21, 2026
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
4.1

Form of Indemnification Agreement between Kaixin Auto Holdings and its directors and executive officers (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.2

Loan Agreement between Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing (English Translation) (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.3

Loan Agreement between Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.4

Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.5

Exclusive Technology Support and Technology Services Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.6

Equity Pledge Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd among Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.6 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.7

Equity Interest Pledge Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. among Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.7 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.8

Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Qianxiang Changda Internet Information (English Translation) Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.8 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.9

Intellectual Property Right License Agreement between Shanghai Renren Automobile Technology Company Limited and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.9 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.10

Business Operations Agreement among Shanghai Renren Automobile Technology Company Limited, Yi Rui, Thomas Jintao Ren and Shanghai Jieying Automobile Sales Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.10 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.11

Business Operations Agreement among Shanghai Renren Automobile Technology Company Limited, James Jian Liu, Yang Jing and Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd., dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.11 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.12

Equity Option Agreement concerning Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd among Shanghai Renren Automobile Technology Company Limited, James Jian Liu and Yang Jing, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.12 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.13

Equity Option Agreement concerning Shanghai Jieying Automobile Sales Co., Ltd. among Shanghai Renren Automobile Technology Company Limited, Yi Rui and Thomas Jintao Ren, dated August 18, 2017 (English Translation) (incorporated by reference to Exhibit 10.13 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.14

Form of Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.16 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.15

Form of Supplement to Equity Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.17 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.16

Form of Used Vehicle Purchase Agreement (English Translation) (incorporated by reference to Exhibit 10.18 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.17

Form of Used Vehicle Agency Services Agreement (English Translation) (incorporated by reference to Exhibit 10.19 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.18

Form of Vehicle Consignment Agreement (English Translation) (incorporated by reference to Exhibit 10.20 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.19

Form of Loan and Service Agreement (English Translation) (incorporated by reference to Exhibit 10.21 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.20

Form of Used Vehicle Sales Agreement (English Translation) (incorporated by reference to Exhibit 10.22 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.21

Share Exchange Agreement among CM Seven Star Acquisition Corporation, Kaixin Auto Group and Renren Inc., dated November 2, 2018 (incorporated by reference to Exhibit 10.23 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.22

Master Transaction Agreement among Renren Inc. CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated April 30, 2019 (incorporated by reference to Exhibit 10.24 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.23

Non-Competition Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2019 (incorporated by reference to Exhibit 10.25 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.24

Transitional Services Agreement between Renren Inc. and Kaixin Auto Group, dated April 30, 2019 (incorporated by reference to Exhibit 10.26 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.25

Investor Rights Agreement among CM Seven Star Acquisition Corporation, Shareholder Value Fund and Renren Inc., dated April 30, 2019 (incorporated by reference to Exhibit 10.27 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.26

Escrow Agreement concerning earnout shares among Renren Inc., CM Seven Star Acquisition Corporation and Vistra Corporate Services (HK) Limited, an escrow agent, dated April 30, 2019 (incorporated by reference to Exhibit 10.28 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.27

2019 Kaixin Auto Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to our current report on Form 8-K (File No. 001-38261), as amended, initially filed with the SEC on May 6, 2019)

4.28

Waiver Letter in connection with the Share Exchange Agreement among CM Seven Star Acquisition Corporation, Kaixin Auto Group, Renren Inc. and Shareholder Value Fund, dated April 30, 2019 (incorporated by reference to Exhibit 2.2 to our quarterly report on Form 10-Q (File No. 001-38261) filed with the SEC on May 15, 2019)

4.29

Subscription Agreement between Kaixin Auto Holdings and Shareholder Value fund, dated June 10, 2020 (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)

4.30

Share Purchase Agreement, dated December 31, 2020, among the Company and shareholders of Haitaoche Limited (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on January 06, 2021)

4.31

Securities Purchase Agreement, dated December 28, 2020, between the Company and KX Venturas 4 LLC (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.32

Kaixin Auto Holding Certificate of Designation of Series A Convertible Preferred Shares, dated December 29, 2020 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.33

Registration Rights Agreement, dated December 29, 2020, between the Company and KX Venturas 4 LLC(incorporated by reference to Exhibit 99.3 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.34

Form of Warrants issued or to be issued by the Company to KX Venturas 4 LLC(incorporated by reference to Exhibit 99.4 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on December 30, 2020)

4.35

Securities Purchase Agreement, dated March 31, 2021, between Kaixin Auto Holdings and Renren Inc. (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on April 06, 2021)

4.36

Kaixin Auto Holding Certificate of Designation of Series D Convertible Preferred Shares, dated March 31, 2021 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-38261), initially filed with the SEC on April 06, 2021)

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
4.52

Amended and Restated Securities Purchase Agreement, dated May 28, 2024, between Kaixin Holdings and Shangyue Limited (incorporated by reference to Exhibit 99.1 to our current report on Form 6 - K (File No. 001 - 38261), initially filed with the SEC on May 28, 2024)

4.53

Kaixin Holdings Certificate of Designation of Series G Convertible Preferred Shares, dated May 28, 2024 (incorporated by reference to Exhibit 99.2 to our current report on Form 6 - K (File No. 001 - 38261), filed with the SEC on May 28, 2024)

4.54

Securities Purchase Agreement, dated May 15, 2024, between Kaixin Holdings and AutoA2A, Ltd (incorporated by reference to Exhibit 4.54 to our annual report on Form 20 - F (File No. 001 - 38261), filed with the SEC on March 31, 2025)

4.55

Kaixin Holdings Certificate of Designation of Series H Convertible Preferred Shares, dated May 15, 2024 (incorporated by reference to Exhibit 4.55 to our annual report on Form 20 - F (File No. 001 - 38261), filed with the SEC on March 31, 2025)

4.56

Kaixin Holdings Ordinary Shares Purchase Warrant Agreement, dated May 15, 2024, between Kaixin Holdings and AutoA2A, Ltd (incorporated by reference to Exhibit 4.56 to our annual report on Form 20 - F (File No. 001 - 38261), filed with the SEC on March 31, 2025)

4.57	2025 Kaixin Holdings Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our current report on Form S - 8 (File No. 333 - 291281), filed with the SEC on November 5, 2025)
4.58

Securities Purchase Agreement, dated December 2, 2025, by and between Kaixin Holdings, Zhejiang Kaixin Auto Co., Ltd., the sole owner of Zhejiang Ordinary Smile Auto Sales Co., Ltd. and AUTOA2A, LTD (incorporated by reference to Exhibit 99.1 to our current report on Form 6 - K report (File No. 001 - 38261) filed with SEC on December 2, 2025)

4.59	Escrow Agreement, dated December 2, 2025 (Incorporated by reference to Exhibit 99.2 to our current report on Form 6 - K) (File No. 001 – 38261), filed with the SEC on December 2, 2025)
4.60

Securities Purchase Agreement, dated November 13, 2024, by and between Kaixin Holdings and ATW Opportunities Master Fund II LP (incorporated by reference to Exhibit 99.1 to our current report on Form 6 - K report (File No. 001 - 38261) filed with SEC on November 14, 2024)

8.1*	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-38261) filed with the SEC on July 10, 2020)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to our annual report on Form 20 - F (File No. 001 - 38261), filed with the SEC on March 31, 2025)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC, Independent Registered Public Accounting Firm
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20 - F (File No. 001 - 38261) filed with the SEC on April 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kaixin Holdings

	By:	/s/ Mingjun Lin
	Name:	Mingjun Lin
	Title:	Chief Executive Officer

Date: April 7, 2026

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024, AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kaixin Holdings

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaixin Holdings and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Going Concern

As disclosed in Note 2.1 to the consolidated financial statements, the Company has incurred a loss of $53.9 million and negative cash flows from operating activities of $2.6 million for the year ended December 31, 2025 and as of December 31, 2025, the Company had net current liabilities of $8.0 million. This raises substantial doubt about its ability to continue as a going concern. Management addresses its ability to continue as a going concern by seeking to obtain the financial support from two major shareholders of the Company, and other financing to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the Company’s available funding and the risk of bias in management’s judgement and assumptions in their determination.

Our principal audit procedures relating to the going concern:

●	Obtained an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;
●	Assessed the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists; and
●	Reviewed the relevant disclosures to the consolidated financial statements.

Impairment of Intangible Assets (including goodwill)

As disclosed in Note 6 to the consolidated financial statements, the Company has recorded trademarks, technology, customer relationships, and software as intangible assets with a carrying amount of $10 million. In addition, as disclosed in Note 5, the Company has recorded goodwill with a carrying amount of $21.2 million arising from the acquisition of Zhejiang Ordinary Smile.

The principal consideration for our determination that auditing impairment of intangible assets and goodwill was a critical audit matter is the significant judgment required by management in estimating the fair value of these assets. The fair value measurements involve complex assumptions, including projected future cash flows, discount rates, and qualitative factors. Auditing these estimates required a high degree of auditor judgment, subjectivity, and significant effort.

Addressing the matter involved performing procedures such as:

●	Tested the reasonableness of management’s cash flow forecasts by comparing them to historical performance and external market data;
●	Evaluated the discount rates used by management;
●	Performed sensitivity analyses of key assumptions to assess the impact of changes in those assumptions on the fair value estimates;
●	Assessed the consistency of management’s qualitative factors, business strategies, and development plans with the impairment analysis; and
●	Reviewed minutes of meetings of the Board of Directors and management to evaluate whether relevant information was appropriately considered in the impairment assessment.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 7, 2026

KAIXIN HOLDINGS

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$859	$2,388
Inventories	66	29
Prepayment for vehicle purchase and other current assets, net	97	557
TOTAL CURRENT ASSETS	1,022	2,974
Long-term investment	352	393
Property and equipment, net	236	310
Goodwill	21,237	—
Intangible assets, net	10,061	20,713
Operating lease right-of-use assets	108	255
TOTAL NON-CURRENT ASSETS	31,994	21,671
TOTAL ASSETS	$33,016	$24,645

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term operating lease liabilities	$94	$141
Contract liabilities	6	77
Convertible notes	—	635
Income tax payable	—	68
Amounts due to related parties	233	355
Warrant liability	—	22
Accrued expenses and other current liabilities	8,630	7,750
TOTAL CURRENT LIABILITIES	8,963	9,048
Long-term operating lease liabilities	—	90
Deferred tax liabilities	2,125	2,333
TOTAL LIABILITIES	$11,088	$11,471

COMMITMENT AND CONTINGENCIES

EQUITY
Class A Ordinary Shares (par value of $1.35 per shares; 1,015,049,250 shares authorized, 21,279,792 and 182,972 shares issued and outstanding as of December 31, 2025 and 2024, respectively)*	28,728	247
Class B Ordinary Shares (par value of $1.35 per shares; 100,000,000 shares authorized, 2,170,001 and 36,667 shares issued and outstanding as of December 31, 2025 and 2024, respectively)*	2,930	50
Series D convertible preferred shares (par value of $0.0001, 6,000 shares and 6,000 shares authorized, issued and outstanding as of December 31, 2025 and 2024, respectively.)	1	1
Series F convertible preferred shares (par value of 0.00005, 50,005 shares authorized, 30,500 and 42,500 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	—	1
Series G convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 12,800 and 12,800 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	1	1
Series H convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 7,366 and 7,366 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	1	1
Series I convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 10,000 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	—	—
Additional paid-in capital	437,639	406,344
Subscription receivable	(17,900)	(17,900)
Statutory reserve	8	8
Accumulated deficit	(431,450)	(377,543)
Accumulated other comprehensive income	1,970	1,963
TOTAL KAIXIN HOLDINGS’ SHAREHOLDERS’ EQUITY	21,928	13,173
Non-controlling interests	—	1
TOTAL EQUITY	21,928	13,174
TOTAL LIABILITIES AND EQUITY	$33,016	$24,645

* Retroactively restated to give effect to a share consolidation at a ratio for one - for - sixty ordinary shares and an authorized share capital increase from $500,000 to $36,500,000 effective on October 25, 2024 and a share consolidation at a ratio for one - for - thirty ordinary shares and an authorized share capital increase from $36,500,000 to $1,505,316,695 effective on December 1, 2025. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023
Revenue, net	$129	$—	$31,535
Cost of revenues	—	—	31,193
Gross Profit	129	—	342
Operating Expenses
Selling and marketing expenses	91	963	3,313
General and administrative expenses	31,630	18,178	18,013
Total Operating Expenses	31,721	19,141	21,326

Loss from Operations	(31,592)	(19,141)	(20,984)

Other Income (Expenses):
Other income (expenses), net	110	392	(9)
Foreign currency exchange gain (loss)	5	7	(10)
Interest expense, net	(7)	(342)	(525)
(Loss) gain on disposal of subsidiaries	(7,800)	(23,037)	64
Change in fair value of warrants	22	210	(208)
Share of equity loss	(41)	—	—
Impairment of intangible assets	(16,946)	—	—
Impairment of other receivables	—	—	(8,848)
Impairment of prepaid expenses and other current assets	(392)	—	(23,262)
Other expenses, net	(25,049)	(22,770)	(32,798)
Loss Before Income Tax	(56,641)	(41,911)	(53,782)
Income tax benefits	2,733	931	228
Net Loss	(53,908)	(40,980)	(53,554)
Less: net (loss) income attributable to non-controlling interests	(1)	(8)	9
Net Loss Attributable to Kaixin’s Shareholders	$(53,907)	$(40,972)	$(53,563)
Net Loss	$(53,908)	$(40,980)	$(53,554)
Other Comprehensive Income (Loss)
Foreign currency translation adjustment	8	972	(1,343)
Comprehensive Loss	(53,900)	(40,008)	(54,897)
Less: comprehensive loss attributable to non-controlling interest	—	109	754
Comprehensive Loss Attributable to Kaixin’s Shareholders	$(53,900)	$(39,899)	$(54,143)
Loss Per Share
Basic and diluted*	$(24.20)	$(781.64)	$(4,213.21)
Weighted Average Shares Used in Calculating Net Loss Per Share
Basic and diluted*	2,227,765	52,418	12,713

* Retroactively restated to give effect to a share consolidation at a ratio for one - for - sixty ordinary shares and an authorized share capital increase from $500,000 to $36,500,000 effective on October 25, 2024 and a share consolidation at a ratio for one - for - thirty ordinary shares and an authorized share capital increase from $36,500,000 to $1,505,316,695 effective on December 1, 2025. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

											Accumulated
							Additional				Other	Total	Non-	Total
	Preferred shares		Class A Ordinary Shares		Class B Ordinary Shares		paid-in	Subscription	Statutory	Accumulated	Comprehensive	shareholders’	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	reserve	deficit	(loss) income	equity	interest	Equity
Balance as of December 31, 2022	56,000	$3	8,453	$11	—	—	$312,831	$—	$8	$(283,008)	$1,470	$31,315	$4,188	$35,503
Net (loss) income	—	—	—	—	—	—	—	—	—	(53,563)	—	(53,563)	9	(53,554)
Issuance of ordinary shares and warrant for private placement	—	—	5,833	8	—	—	18,892	(17,900)	—	—	—	1,000	—	1,000
Issuance of ordinary shares for conversion of Series F convertible preferred shares	(7,000)	(1)	3,889	5	—	—	310	—	—	—	—	314	—	314
Issuance of ordinary shares for acquisition of a subsidiary	—	—	3,704	5	—	—	49,095	—	—	—	—	49,100	—	49,100
Issuance of ordinary shares for redemption of warrants	—	—	3,631	5	—	—	60	—	—	—	—	65	—	65
Vesting of restricted shares award	—	—	1,543	2	—	—	11,966	—	—	—	—	11,968	—	11,968
Issuance of shares to settle payables for sales incentive	—	—	368	—	—	—	3,914	—	—	—	—	3,914	—	3,914
Issuance of ordinary shares for conversion of convertible notes	—	—	245	1	—	—	2,049	—	—	—	—	2,050	—	2,050
Issuance of ordinary shares for payments of dividends	—	—	4	**	—	—	**	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(580)	(580)	(763)	(1,343)
Balance as of December 31, 2023	49,000	$2	27,670	$37	—	—	$399,117	$(17,900)	$8	$(336,571)	$890	$45,583	$3,434	$49,017
Net loss	—	—	—	—	—	—	—	—	—	(40,972)	—	(40,972)	(8)	(40,980)
Vesting of restricted shares award	—	—	78,502	106	36,667	50	10,700	—	—	—	—	10,856	—	10,856
Issuance of ordinary shares for private placement	—	—	41,365	56	—	—	3,669	—	—	—	—	3,725	—	3,725
Issuance of ordinary shares for conversion of convertible notes	—	—	18,657	25	—	—	2,063	—	—	—	—	2,088	—	2,088
Issuance of ordinary shares for conversion of convertible preferred shares	(500)	**	16,667	23	—	—	—	—	—	—	—	23	—	23
Issuance of Series G convertible preferred shares to settle payables due to purchaser of KAG	12,800	1	—	—	—	—	1,995	—	—	—	—	1,996	—	1,996
Issuance of Series H convertible preferred shares to settle payables for sales incentive	7,366	1	55	**	—	—	987	—	—	—	—	988	—	988
Issuance of ordinary shares for payments of dividends	—	—	56	**	—	—	**	—	—	—	—	—	—	—
Disposal of subsidiaries	—	—	—	—	—	—	(12,187)	—	—	—	—	(12,187)	(3,324)	(15,511)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	1,073	1,073	(101)	972
Balance as of December 31, 2024	68,666	$4	182,972	$247	36,667	$50	$406,344	$(17,900)	$8	$(377,543)	$1,963	$13,173	$1	$13,174
Net loss	—	—	—	—	—	—	—	—	—	(53,907)	—	(53,907)	(1)	(53,908)
Vesting of restricted shares award	—	—	458,849	620	2,133,334	2,880	21,905	—	—	—	—	25,405	—	25,405
Issuance of ordinary shares for conversion of convertible notes	—	—	17,971	24	—	—	614	—	—	—	—	638	—	638
Issuance of ordinary shares for conversion of convertible preferred shares	(12,000)	(2)	5,620,000	7,587	—	—	(7,585)	—	—	—	—	—	—	—
Issuance of ordinary shares to the buyer of Morning Star (Note 3)	10,000	1	—	—	—	—	7,799	—	—	—	—	7,800	—	7,800
Share based consideration on acquisition of a subsidiary	—	—	15,000,000	20,250	—	—	8,562	—	—	—	—	28,812	—	28,812
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	7	7	1	8
Balance as of December 31, 2025	66,666	$3	21,279,792	$28,728	2,170,001	$2,930	$437,639	$(17,900)	$8	$(431,450)	$1,970	$21,928	$—	$21,928

* Retroactively restated to give effect to a share consolidation at a ratio for one-for-sixty ordinary shares and an authorized share capital increase from $500,000 to $36,500,000 effective on October 25, 2024 and a share consolidation at a ratio for one - for - thirty ordinary shares and an authorized share capital increase from $36,500,000 to $1,505,316,695 effective on December 1, 2025. (Note 1)

** Less than $1,000

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(53,908)	$(40,980)	$(53,554)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,891	3,942	2,482
Fair value change of warrants	(22)	(210)	208
Share-based compensation	25,405	10,856	11,968
Foreign currency exchange gain	(5)	—	(10)
Impairment of other receivables	—	—	8,848
Impairment of prepaid expenses and other current assets	392	—	23,262
Impairment of intangible assets	16,946	—	—
Share of equity loss	41	—	—
Amortization of right-of-use assets	147	—	—
Provision for dealership settlement	—	571	—
Provision for sales incentive	—	—	2,701
Loss (gain) on disposal of subsidiaries	7,800	23,037	(64)
Financial expenses	—	—	32
Interest expenses of convertible note in interest method	3	331	493
Deferred tax liabilities	(2,733)	(931)	(229)
Changes in operating assets and liabilities:
Inventories	(35)	35	(35)
Prepayment for vehicle purchase and other current assets	8	25	1,653
Amount due from related parties	—	—	(1,458)
Other non-current assets	—	—	(6)
Accounts payable	—	(93)	106
Advances from customers	(2)	78	—
Accrued expenses and other current liabilities	(250)	865	2,790
Short-term lease liabilities	(137)	(132)	(28)
Amount due to related parties	(56)	(13)	(1,237)
Income tax payable	(68)	(401)	(30)
Net cash used in operating activities	(2,583)	(3,020)	(2,108)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net	—	(18)	(396)
Cash disposed on disposal of subsidiaries	—	(24)	(2,740)
Cash acquired on acquisition of a subsidiary	—	—	2
Proceeds from sales of a subsidiary	—	16	—
Net cash used in investing activities	—	(26)	(3,134)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrant	—	3,725	1,065
Repayment of convertible note	—	—	(50)
Borrowings from related parties	—	286	—
Repayment of borrowings to related parties	(60)	—	—
Borrowings from third parties	1,104	—	—
Capital contribution	—	499	—
Net cash provided by financing activities	1,044	4,510	1,015

Effect of exchange rate changes on cash and cash equivalents	10	(1,161)	(790)
Net changes in cash and cash equivalents	(1,529)	303	(5,017)
Cash and cash equivalents at beginning of year	2,388	2,085	7,102
Cash and cash equivalents at end of year	$859	$2,388	$2,085

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	$—	$—	$—
Income tax paid	$—	$—	$—

NON-CASH ACTIVITIES:
Issuance of Class A Ordinary Shares to settle Series F preferred shares	$—	$246	$3,443
Issuance of Series G preferred shares to settle liabilities due to the purchaser of KAG (Note 3)	$—	$1,996	$—
Issuance of Series H preferred shares to settle payables for sales incentive	$—	$571	$—
Issuance of Class A Ordinary Shares to settle payables for sales incentive	$—	$417	$3,914
Obtaining right-of-use assets in exchange for operating lease liabilities	$—	$—	$328
Issuance of Class A Ordinary Shares for conversion of convertible notes	$638	$2,088	$2,050
Issuance of Class A Ordinary Shares for acquisition of a subsidiary	$28,812	$—	$49,100
Recognition of intangible assets from acquisition of a subsidiary	$—	$—	$13,972
Receivable due from issuance of ordinary shares and warrants in private placements	$—	$—	$17,900

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

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares (“2023 Share Consolidation”) with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the 2023 Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US $50,000 divided into (a) 660,461,733 Class A ordinary shares of a par value of US $0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US $0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US $0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US $0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each” to “US$36,500,000 divided into (a) 48,660,461,733 Class A ordinary shares of a par value of US$0.00075 each, (b) 6,000,000 Class B ordinary shares of a par value of US$0.00075 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, and (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each.

On October 25, 2024, the Group effected changes of share capital structure (“2024 Share Consolidation”) as the following:

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

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)
(iii)

share consolidation at a ratio of one-for-sixty (60) ordinary shares with a par value of US$0.00075 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.045 (“the 2024 Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US$36,500,000 divided into (a) 796,106,500 Class A ordinary shares of a par value of US$0.045 each, (b) 15,000,000 Class B ordinary shares of a par value of US$0.045 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

On December 1, 2025, the Group effected a share consolidation at a ratio of 1-for-30 (“2025 Share Consolidation”) of its ordinary shares, par value $0.045 each, at a ratio of 1-for-30, with a post-share consolidation par value $1.35 each. After giving effect of the contemplated Share Consolidation, the authorized share capital of the Company is US$1,505,316,695 divided into (a) 1,015,049,250 Class A ordinary shares of a par value of US$1.35 each, (b) 100,000,000 Class B ordinary shares of a par value of US$1.35 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

Acquisition of a subsidiary

On December 2, 2025, the Group closed the acquisition of 100% equity interest in Zhejiang Ordinary Smile Auto Sales Co., Ltd. (“Zhejiang Ordinary Smile”) at share consideration of 15,000,000 newly issued Class A ordinary shares. The shares were held in escrow and be released in five tranches subject to a five-year-performance targets.

On August 22, 2023, the Group closed the acquisition of 100% equity interest in Morning Star Auto Inc. (“Morning Star”) at share consideration of $20,250. The Group issued 1,111,111 ordinary shares (after giving effects of the 2023 Share Consolidation and 2024 Share Consolidation as mentioned above) in the acquisition.

Setup new subsidiaries

In February 2025, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Changxing Auto Sales Co. Ltd. The Group owned 51% equity interest in the subsidiary. The Company subsequent closed the subsidiary in August 2025.

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

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Disposition of subsidiaries

During the year ended December 31, 2024, the Group entered into certain share transfer agreements with third parties, pursuant to which the Group transferred equity interest in subsidiaries. The details are as the following:

			% of
	Date of		Ownership
Name of Disposed Subsidiaries	Disposal	Consideration	after disposal
Kaixin Manman	May 27, 2024	16	0%
Wuhan Jieying Chimei Automobile Sales Co., Ltd. (“Wuhan Jieying”)	August 22, 2024	nil	0%
Chongqing Jieying Shangyue Automobile Sales Co., Ltd. (“Chongqing Jieying”)	November 8, 2024	nil	0%
Anhui Kaixin New Energy Vehicle Co., Ltd. (“Anhui Kaixin”)	December 5, 2024	nil	33.298%
Morning Star	December 5, 2024	nil	0%

In addition, the Group also disposed of Kaixin Daman in July 2024 and Kaixin Jingtao in February 2025 due to minimal operations. In February 2025, August 2025, the Company also dissolved Zhejiang Kaixin Zhihui Auto Co. Ltd. (“Kaixin Zhihui”), Zhejiang Kaixin Changxing Auto Sales Co. Ltd. (“Kaixin Changxing”), and Zhejiang Kaixin Wuxian Auto Technology, Ltd (“Kaixin Wuxian”). The management believed that none of the transfers of share interest in subsidiaries or disposition of subsidiaries represent a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. The transfers of equity in subsidiaries or the disposition of subsidiary are not accounted as discontinued operations in accordance with ASC 205-20.

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

In June 2023, the Group disposed of Kaixin Auto Group (“KAG”), a Cayman holding company, to a third party. Upon disposal, KAG was a holding company and had net asset deficit of $4,158. Pursuant to the disposal agreement with third party, the Group would make payments, in the amount of net asset deficit of KAG, to the third party in the event that the net assets of KAG was below zero. Accordingly, The Group did not recognize disposal gain or loss from disposal of KAG. As of December 31, 2023, the Group did not make payments of $4,158 to the third party, and recorded the balance in accrued expenses and other current liabilities.

The Company and its consolidated subsidiaries, are collectively referred to as the “Group”. The Group is primarily engaged in sales of domestic automobiles and the used car sales business in the People’s Republic of China (“PRC”).

The major subsidiaries of the Group as of December 31, 2025 are summarized as below:

	Later of date of
	incorporation or	Place of	% of
Name of Subsidiaries	acquisition	Incorporation	Ownership	Principal Activities
Major subsidiaries:
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Zhejiang Kaixin Auto Co., Ltd (“Zhejiang Kaixin Auto”)	April 4, 2021	PRC	100%	Used car trading business
Zhejiang Ordinary Smile	December 2, 2025	PRC	100	Car trading business

KAIXIN HOLDINGS

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

Going concern and liquidity

For the years ended December 31, 2025, 2024 and 2023, the Group reported a net loss of approximately $53.9 million, $41.0 million and $53.6 million, respectively, and operating cash outflows approximately $2.6 million, $3.0 million and $2.1 million. In assessing the Group’s ability to continue as a going concern, the Group monitors and analyzes its cash and its ability to generate sufficient cash flows in the future to support its operating and capital expenditure commitments.

As of December 31, 2025, the Group had cash of approximately $0.9 million. On the other hand, the Group had current liabilities of approximately $9.0 million. Among the balance of current liabilities, the balance due to related parties of $0.2 million and other payables of $4.4 million are payable on demand and may be extended. In addition, two major shareholders of the Group have agreed to provide necessary financial support in the form of debt and/or equity to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

The management believes that the Group will continue as a going concern in the following 12 months from the date the Group’s 2025 consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

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

KAIXIN HOLDINGS

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

Assets measured at fair value on a recurring basis

Management of the Group considers the carrying amount of cash and cash equivalents, accounts receivable, other receivables, short-term bank loans, accounts payable, amounts due to related parties, other payables and income tax payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 14). There have been no transfers between Level 1, Level 2, or Level 3 categories during the years ended December 31, 2025, 2024 and 2023.

KAIXIN HOLDINGS

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

For the year ended December 31, 2025, the Group recognized intangible assets arising from business combination with Zhejiang Ordinary Smile at fair value of $11,010.

For the year ended December 31, 2025, the Group derecognized the intangible assets arising from acquisition of Morning Star with corresponding account charged to “general and administrative expenses”, as the Group expected that the Group would not generate revenue and cash inflows from the use of the intangible assets.

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

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayment for vehicle purchase and other assets

Prepayment for vehicle purchase, other current assets and other non-current assets consist of prepayment to the dealership operators for purchase of vehicles, advances to suppliers, deductible input VAT, and other receivables. The Group reviews suppliers credit history and background information before advancing a payment. The Group maintains an allowance for doubtful accounts based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. For the years ended December 31, 2025, 2024 and 2023, the Group recorded impairment loss of $392, $nil and $23,262 against prepayment for vehicle purchase and other current assets.

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

Vehicle inventories are considered slow moving if they have not been sold within a one - year period since procurement. In estimating the level of inventories write-downs for slow moving vehicles, the Group considers historical data and forecasted customer demand, such as sales price and inventories turnover of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventories at net realizable value. There were no write-downs of inventories recorded for the years ended December 31,2025, 2024 and 2023.

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

Estimated Useful Life
Software	10 Years
Trademark	10 Years
Customer relationship	10 Years
Technology	4.3 Years - 6.3 Years

In accordance with ASC Topic 360, the Group reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Software and domain name are used for the business of Haitaoche and no impairment indicators were noted. The trademark recognized from the Reverse Acquisition were initial recognized using Relief-From-Royalty (“RFR”) method. The trademark was tested for impairment due to identification of impairment indicator. Technology is recognized on acquisition of Morning Star in August 2023 and was tested for impairment due to identification of impairment indicator.

The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. For the year ended December 31, 2025, the Company provided full impairment of $8,641 against technology and $8,305 against trademarks, respectively, as the Group expected that it would not generate cash flow from the use of the technology. The Group did not record any impairment charge for the years ended December 31, 2024 and 2023.

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

During the year ended December 31, 2023, the Group recognized goodwill of $38,201 arising from business combination of Morning Star (Note 4). The goodwill was derecognized in the year of 2024 when the Group transferred equity interest in Morning Star. As of December 31, 2024, the Group had no goodwill. For the year ended December 31, 2025, the Company recognized goodwill arising from acquisition of Zhejiang Ordinary Smile (Note 5) and recognized goodwill of $21,237 and did not recognize impairment against goodwill.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-term investment

As of December 31, 2025 and 2024, long-term investments represent the Group’s investment in one equity method investee over which the Group has significant influence. In accordance with ASC 323, Investments - Equity Method and Joint Ventures, the Group accounts for the investment in privately held companies using equity method, because the Group has significant influence but does not own a majority equity interest or otherwise control over the equity investees.

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

Impairment of long-lived assets

In accordance with ASC Topic 360, the Group reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Management has performed a review of all long-lived assets and recorded impairment of $16,946 against intangible assets against intangible assets for the year ended December 31, 2025. The Company did not record impairment loss against other non-current assets for the years ended December 31, 2024 and 2023.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Group satisfies a performance obligation

For the year ended December 31, 2025, the Group generated revenue from provision of consulting services relating to manufacture of automobiles. The Company identified one performance obligation and fixed transaction price in contracts with customers. The Company recognized service fee at a point in time upon completion of services.

For the year ended December 31, 2023, the Group primarily sells automobiles to car dealers and individual customers through signing written sales contracts. The Group presents the revenue generated from its sales of automobiles on a gross basis as the Group is a principal based on the fact that the Group is primarily responsible for fulling the promise to deliver the specified used cars or new cars to the customers, the Group also has pricing discretion and obtains substantially all of the remaining benefits from the sale goods. Revenue is recognized at a point in time upon delivery, which usually coincide with the timing of the customer acceptance.

The following table identifies the disaggregation of the revenue for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the years ended December 31,
	2025	2024	2023
Used-car sales	$—	$—	$1,420
New-car wholesales	—	—	30,048
Technical services	129	—	67
Total revenues	$129	$—	$31,535

KAIXIN HOLDINGS

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100 ($14). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. In addition, the Group did not have any interest or penalties associated with uncertain tax position for the years ended December 31, 2025, 2024 and 2023.

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

The consolidated balance sheets amount, with the exception of equity, on December 31, 2025 and December 31, 2024 were translated at RMB6.9931 to $1.00 and at RMB7.2993 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended December 31, 2025, 2024 and 2023 were RMB7.1875 to $1.00, RMB7.1957 to $1.00, and RMB7.0802 to $1.00, respectively.

KAIXIN HOLDINGS

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

The Group’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500 (approximately $70) for each financial institution. The Group’s total unprotected cash held in bank amounted to approximately $39 as of December 31, 2025. The Group has not experienced any losses in such accounts and believes the Group is not exposed to any risks on our cash held in bank accounts.

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

There were no customers that accounted for 10% or more of total revenues for the years ended December 31, 2025, 2024 and 2023. No supplier that accounted for 10% or more of total purchase for the years ended December 31, 2025, 2024 and 2023 or 10% or more of prepaid expenses and other current assets balance as of December 31, 2025 and 2024.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements

On December 17, 2025, the FASB issued ASU 2025 - 12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025 - 12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales - type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue - by - issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On December 8, 2025, the FASB issued ASU 2025 - 11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides “interim financial statements and notes in accordance with GAAP.” The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must “disclose events since the end of the last annual reporting period that have a material impact on the entity.” For public business entities, the amendments in ASU 2025 - 11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, the amendments in ASU 2025 - 11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025 - 05, which amends ASC 326 - 20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025 - 05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025 - 05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025 - 01, “Income Statement - Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220 - 40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024 - 03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (cont.)

In November 2024, the FASB issued ASU 2024 - 03, “Income Statement - Reporting Comprehensive Income (Subtopic 220 - 40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024 - 02, “Codification Improvements - Amendments to Remove References to the Concept Statements” (“ASU 2024 - 02”). ASU 2024 - 02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024 - 02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

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

3.DISPOSAL OF SUBSIDIARIES

Disposal of Subsidiaries in the year ended December 31, 2023

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

As of December 31, 2025 and 2024, the Company had outstanding balance of $2,162 and $2,162, respectively, due to the third party, and recorded the balance in accrued expenses and other current liabilities.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.DISPOSAL OF SUBSIDIARIES (CONTINUED)

Disposal of Subsidiaries in the year ended December 31, 2024

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

In August 2025, the buyer of Wuxi Morning discussed with the Group to compensation the negative net assets of Wuxi Morning Star. The board of directors of the Company resolved on August 6, 2025 that the Company shall issue 10,000 Series I Convertible Preferred Shares to the buyer. The fair value of the 10,000 Series I Convertible Preferred Shares was by reference to the closing market price prevailing on August 6, 2025 and the Group recorded loss on disposal of subsidiaries of $7,800 for the year ended December 31, 2025.

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

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.DISPOSAL OF SUBSIDIARIES (CONTINUED)

Disposal of Subsidiaries in the year ended December 31, 2024 (cont.)

The Group derecognized the net assets of Anhui Kaixin and recorded as loss from disposal of subsidiaries. In the same time, the Company recorded long-term investments of its 33.298% equity interest in Anhui Kaixin at fair value on December 5, 2024 (Note 6).

Disposal of Subsidiaries in the year ended December 31, 2025

During the year ended December 31, 2025, the Group entered into a share transfer agreements with Anhui Kaixin, pursuant to which the Group fully transferred equity interest in Kaixin Jingtao. Due to the net asset deficit on disposal date, the consideration for the equity transfer were nil. On disposal date, Kaixin Jingtao had nil net assets and the Group did not recognize gain or loss from disposal of Kaixin Jingtao.

During the year ended December 31, 2025, the Group also dissolved three subsidiaries, namely Kaixin Zhihui, Kaixin Changxing and Kaixin Wuxian due to minimal operations. Prior to the dissolution of the three subsidiaries, the Group has transferred assets or assume liabilities of these dissolved entities to in account of other subsidiaries. No gain or loss were recognized upon dissolution.

4.ACQUISITION OF MORNING STAR

On August 22, 2023, the Company closed acquisition 100% equity interest of Morning Star at the cost of issuance of 3,703 Class A Ordinary Shares (given the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation). The fair value of the share consideration was $49,100 by reference to the closing price on August 22, 2023.

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

The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Morning Star based on a valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on August 22, 2023 at the rate of USD 1.00 to RMB 7.2930. The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on August 22, 2023.

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

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.ACQUISITION OF ZHEJIANG ORDINARY SMILE

On December 2, 2025, the Company, through Zhejiang Kaixin Auto, entered into a securities purchase agreement with the sole shareholder of the Zhejiang Ordinary Smile (the “Seller”) and AUTOA2A, LTD (the “Escrow Agent”). Pursuant to the securities purchase agreement, Zhejiang Kaixin Auto agreed to acquire 100% equity interest in Zhejiang Ordinary Smile in exchange for share consideration of up to an aggregate of 15 million newly issued Class A ordinary shares. Zhejiang Ordinary Smile engages in automobile wholesale and retail business. The 15 million newly issued Class A ordinary shares shall be held in escrow and be released in five tranches subject to a five-year-performance targets as the following:

-	December 1, 2025 to November 30, 2026, the Target Company shall generate audited revenue of not less than RMB 665,000,000.
-	December 1, 2026 to November 30, 2027, the Target Company shall generate audited revenue of not less than RMB 732,000,000.
-	December 1, 2027 to November 30, 2028, the Target Company shall generate audited revenue of not less than RMB 805,000,000.
-	December 1, 2028 to November 30, 2029, the Target Company shall generate audited revenue of not less than RMB 885,000,000.
-	December 1, 2029 to November 30, 2030, the Target Company shall generate audited revenue of not less than RMB 974,000,000.

The share consideration is subject to adjustment. If the Seller fails to meet the agreed performance target in any assessment period, the number of shares released for such period (one-fifth of the Consideration Shares) will be deducted according to an agreed formula. Such deducted share consideration will be cancelled by the Company. Conversely, if in any assessment period Zhejiang Ordinary Smile exceeds the performance target by more than 50%, such excess revenue can be credited to offset prior shortfalls in any previous performance assessment period. During the five-year-performance assessment period, the sole shareholder of shall be entitled to receive dividends declared by the Company and vote rights.

The 15,000,000 newly issued Class A ordinary shares are determined as contingent consideration in connection with the acquisition. The number of ordinary shares released from the 15,000,000 ordinary shares depends on the ratio of actual revenue result of the Company, for five years, to the benchmark amount, which is classified as an equity. On December 2, 2025, the Company engaged a professional valuation team to estimate fair value of 15,000,000 ordinary shares at $28,812, using discounted cash flow method.

The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date. The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on December 2, 2025.

December 2,
2025
Customer relationship	$10,100
Goodwill	21,237
Deferred tax liabilities	(2,525)
Total purchase consideration	$28,812

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

6.INTANGIBLE ASSETS, NET

As of December 31, 2025 and 2024, intangible assets, net consisted of the following:

	As of December 31,
	2025	2024
Trademark identified in reverse acquisition (1)	$15,100	$15,100
Technology identified in acquisition of Morning Star (Note 4) (2)	13,972	13,972
Customer relationship (3)	10,100	—
Software	70	68
Total	39,242	29,140
Less: Accumulated amortization	(12,235)	(8,427)
Less: Accumulated impairment loss	(16,946)	—
Intangible assets, net	$10,061	$20,713
(1)	The trademark was identified in reverse acquisition of KAH with Haitaoche on June 25, 2021. The Group provided full impairment of $8,305 against the trademark. As of December 31, 2025, the trademark was $nil.
(2)	The technology was identified in acquisition of Morning Star on August 23, 2023. The Group provided full impairment of $8,641 against the technology. As of December 31, 2025, the technology was $nil.
(3)	The customer relationship was identified in acquisition of Zhejiang Ordinary Smile on December 1, 2025. As of December 31, 2025, the customer relationship had remaining useful life of 10 years.

For the years ended December 31, 2025, 2024 and 2023, amortization expense was $3,807, $3,723 and $2,436, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2025:

2026	$2,027
2027	2,027
2028	2,027
2029	2,027
2030 and thereafter	1,953
Total	$10,061

7.LONG-TERM INVESTMENT

As of December 31, 2025 and 2024, long-term investment consisted of the following:

	As of December 31,
	2025	2024
Investment in Anhui Kaixin New Energy Vehicle Co., Ltd. (“Anhui Kaixin”)	$393	$393
Less: share of equity loss	(41)	—
	$352	$393

On December 5, 2024, the Company transferred 66.702% equity interest in Anhui Kaixin to a third party. Upon the transfer of equity interest, the Company owned 33.298% equity interest in Anhui Kaixin and exercised significant influence over the equity investee.

The Company used equity method to measure the investment in Anhui Kaixin. For the year ended December 31, 2025, Anhui Kaixin incurred net loss of $126 and the Company recorded share of equity loss of $41. For the period from December 5, 2024 through December 31, 2024, Anhui Kaixin incurred minimal net loss and the Company recorded share of equity loss of $nil. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in Anhui Kaixin.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

8.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2025	2024
Due to buyer of KAG arising from disposal of KAG (Note 3)	$2,162	$2,162
Loan payable (1)	1,368	205
Accrued professional fee	392	494
Individual income tax payable	2,207	2,207
Others	2,501	2,682
Total	$8,630	$7,750
(1)	Loans payable

As of December 31, 2024, the balance of loan payable represented borrowings from Shanghai Wuxia Jindongxue Technology Co., Ltd. The loan was borrowed on August 29, 2024 to support working capital of the Company. The loan was an interest-free and was payable on demand.

For the year ended December 31, 2025, the Group extended the borrowing from Shanghai Wuxia Jindongxue Technology Co., Ltd. to August 2026. In addition, the Company borrowed loans aggregating $1,104 from three third parties to support working capital of the Company. The loans were interest-free and was payable on demand.

As of December 31, 2025, the Company had loans payable due to four third parties of $1,368.

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

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2025	2024
Right-of-use assets	$108	$255

Lease liabilities current	94	141
Lease liabilities non-current	—	90
Total operating lease liabilities	$94	$231

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.LEASE (CONTINUED)

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2025 were as follows:

	As of December 31,
	2025	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.00	2.00
Weighted average discount rate	11.50%	11.50%

For the years ended December 31, 2025, 2024 and 2023, operating lease asset of $nil, $nil and $328 was obtained in exchange for operating lease liabilities, respectively. During the years ended December 31, 2025, 2024 and 2023, the Group incurred total operating lease expenses of $161, $158 and $160, respectively.

10.RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

Name	Relationship
Mr. Lin Mingjun (“Mr. Lin”)	A controlling shareholder and chief executive officer of the Group
Mrs. Yang Yi (“Mrs. Yang”)	Chief financial officer of the Group

Amounts due to related parties

As of December 31, 2025 and 2024, significant amounts due to related parties consisted of the following:

	As of December 31,
	2025	2024
Mr. Lin	222	171
Mrs. Yang	11	151
Others	—	33
	$233	$355

11.INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2025, 2024 and 2023. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2025, 2024 and 2023.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.INCOME TAXES (CONTINUED)

PRC

The Group’s PRC subsidiaries, VIEs and their subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax expense are as follows:

	For the years ended December 31,
	2025	2024	2023
Current income tax expense	$—	$—	$(1)
Deferred income tax benefit	2,733	931	229
Total income tax benefit	$2,733	$931	$228

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	For the years ended December 31,
	2025	2024	2023
Net loss before provision for income taxes	$56,641	$41,911	$53,782
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	14,160	10,477	13,446
Fair value change on warrants	5	53	(52)
Non-deductible loss and SBC expenses not deductible for tax purposes	(6,397)	(2,818)	(3,075)
Effect of income tax rate differences in jurisdictions other than the PRC	(4,574)	(6,378)	(1,636)
NOL not applicable for carryforward	—	4	—
Change in valuation allowance	(461)	(407)	(8,455)
Income tax benefit	$2,733	$931	$228
Effective tax rates	4.83%	2.22%	0.42%

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.INCOME TAXES (CONTINUED)

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2025 and 2024 is as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Write-down of prepaid expenses and other current assets	$8,027	$8,028
Net operating loss carry forwards	1,767	1,251
Sub-total	9,794	9,279
Deferred tax liabilities:
Intangible assets acquired in business combination	(2,125)	(2,333)

Less: valuation allowance	(9,794)	(9,279)
Deferred tax liabilities, net	$(2,125)	$(2,333)

Deferred tax assets of approximately $1.8 million and $1.3 million were recognized from net operating loss carry forwards as of December 31, 2025 and 2024, respectively. The Group assessed the available evidence to estimate if sufficient future taxable income would be generated to use the existing deferred tax assets. As of December 31, 2025 and 2024, full valuation allowances were established because the Group believes that it is more likely than not that its deferred tax assets will not be utilized as it does not expect to generate sufficient taxable income in the near future.

The movements of the valuation allowance are as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$9,279	$9,180	$1,061
Current year addition	466	407	8,455
Decrease in disposal of subsidiaries	(531)	(239)	—
Exchange rate effect	580	(69)	(336)
Balance at the end of the year	$9,794	$9,279	$9,180

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

The Group did not elect the fair value option for the convertible note. In addition, the Note did not have any embedded conversion option and redemption feature which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor did it contain a cash conversion feature or beneficial conversion feature. The Group accounted for two Notes as liabilities in its entirety following ASC 470 Debt and recorded interest expenses of $3, $331 and $493 for the years ended December 31, 2025, 2024 and 2023.

During the year ended December 31, 2023, the Group issued 245 ordinary shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation), in the amount of $2,050, to settle Note A. During the year ended December 31, 2024, the Group issued 18,657 ordinary shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation), in the amount of $2,088, to settle Note B. During the year ended December 31, 2025, the Group issued 17,970 ordinary shares (after giving effects to the 2025 Share consolidation), in the amount of $638, to fully settle Note B.

As of December 31, 2025 and 2024, the balances of convertible notes were $nil and $635, respectively.

13.MEZZANINE EQUITY AND WARRANT LIABILITIES

On December 28, 2020, KAH entered into a definitive securities purchase agreement with U.S. based KX Ventures 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (the “Series A Preferred Shares”) of KAH. The first instalment of $3,000 closed on December 29, 2020 (the “First Closing”). The Series A Preferred Shares are convertible into 1,000,000 ordinary shares of KAH’s at a conversion price of $5,400 (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation), subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. The preferred shares and ordinary shares underlying the warrants are not subject to stock split.

In connection with the issuance of 3,000 convertible preferred shares at the First Closing, 1,500,000 Series A Warrants, 1,333,333, Series B Warrants and 2,000,000 Series C Warrants (collectively the “Warrants”) were issued to the Investor, with each warrant provided the holder the right to subscribe for KAH’s ordinary shares at an exercise price of $5,400 per share (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation). Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised. Series A, B and C warrants expire on December 29, 2027, August 29, 2024 and June 29, 2028, respectively.

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

The Group classified the Series A Preferred Shares as mezzanine equity as they were contingently redeemable upon the occurrence of the redemption event which is outside the Group’s control. The Series A Preferred Shares was redeemable if the volume-weighted average price is less than $5,400 per share (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) on the 54-month anniversary of December 29, 2020 (the “Original Issue Date”) and expired in 2025.

The Group accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date (June 1, 2025) of the instrument using the interest method. In August 2021, total Series A preferred Shares of $3,000 were converted into 72,610 ordinary shares of the Group. As of December 31, 2025 and 2024, the Group had no outstanding Series A Preferred Shares.

The Warrants were classified as the warrant liability on the issuance date and was subsequently remeasured at fair value at each reporting date before the warrants are exercised or expired. The changes in fair value of warrant liabilities were charged to the consolidated statements of operations and comprehensive loss. No warrants were exercised as of December 31, 2025. As of December 31, 2025 and 2024, the Group had outstanding warrant liabilities of $nil and $22. As of December 31, 2025 and 2024, the key factors in estimating the fair value of warrant liabilities were as follow:

	As of December 31, 2025
	Series A Warrant	Series C Warrant
Risk-free rate of return	3.47%	3.47%
Estimated volatility rate	230.52%	230.52%
Dividend yield	0%	0%
Spot price of underling ordinary share	5.19	5.19
Exercise price	$5,400	$5,400
Fair value of warrant	$0	$0

	As of December 31, 2024
	Series A Warrant	Series C Warrant
Risk-free rate of return	4.45%	4.48%
Estimated volatility rate	57.91%	57.17%
Dividend yield	0%	0%
Spot price of underling ordinary share	45.6	45.6
Exercise price	$5,400	$5,400
Fair value of warrant	$9	$13

14.EQUITY

Ordinary shares

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075.

On October 25, 2024, the Group effected a share consolidation at a ratio of one-for-sixty (60) ordinary shares with a par value of US $0.00075 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US $0.045. In addition, the Group also effected an increase in authorized share capital from $500,000 to $36,500,000, and a redesignation of ordinary shares into two-class ordinary shares.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.EQUITY (CONTINUED)

Following the First and Second Share Consolidation, increase in authorized share capital and redesignation of Class A and Class B Ordinary Shares, the authorized share capital of the Group to be US $36,500,000 divided into 796,106,500 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares, each at a par value of US$0.045 per share, and 333,738 preferred shares, including (a) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (b) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (c) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (d) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (e) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (f) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (h) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

On December 1, 2025, the Group effected a share consolidation at a ratio of one - for - thirty (30) ordinary shares with a par value of US $0.045 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US $1.35 (“the Second Share Consolidation”). In addition, the Group also effected an increase in authorized share capital from $36,500,000 to $1,505,316,695, being divided into (a) 1,015,049,250 Class A ordinary shares of a par value of US$1.35 each, (b) 100,000,000 Class B ordinary shares of a par value of US$1.35 each, (c) 6,000 Series A convertible preferred shares of a par value of US$0.0001 each, (d) 6,000 Series D convertible preferred shares of a par value of US$0.0001 each, (e) 50,005 Series F convertible preferred shares of a par value of US$0.00005 each, (f) 50,000 Series G convertible preferred shares of a par value of US$0.00075 each, (g) 50,000 Series H convertible preferred shares of a par value of US$0.00075 each, (h) 50,000 Series I convertible preferred shares of a par value of US$0.00075 each, (i) 50,000 Series J convertible preferred shares of a par value of US$0.00075 each, and (j) 71,733 Series K convertible preferred shares of a par value of US$0.00075 each.

The Group believed that it was appropriate to reflect the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Group has retroactively adjusted all share and per share data for all periods presented.

As of December 31, 2025, there were 21,279,792 Class A Ordinary Shares and 2,170,001 Class B Ordinary Shares (after giving effects to the 2025 Share consolidation) issued, respectively. As of December 31, 2025, there were 21,279,792 Class A Ordinary Shares and 2,170,001 Class B Ordinary Shares (after giving effects to the 2025 Share consolidation) outstanding, respectively.

As of December 31, 2024, there were 182,972 Class A Ordinary Shares and 36,667 Class B Ordinary Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) issued and outstanding, respectively.

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

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.EQUITY (CONTINUED)

Series F Preferred Shares

On December 28, 2022, KAG closed a securities purchase agreement with Stanley Star Group Inc. (the “Holder”). On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Group to Stanley Star. The Group issued 50,000 convertible preferred shares of the Group to Stanley Star as part of consideration of the divestment of certain subsdiaries. The preferred shares and ordinary shares underlying the warrants are not subject to stock split. Major terms of the Series F Preferred Shares are as follows:

Conversion Rights: Series F preferred shares are convertible into 18,518 ordinary shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

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

The Series F Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control. For the years ended December 31, 2025, 2024 and 2023, KAH issued 5,620,000, 16,667 and 3,889 Class A ordinary shares (after giving effects to the 2025 Share consolidation), respectively, to Stanley Star. As of December 31, 2025, the Company has settled the 19,500 Series F Preferred Shares with 30,500 Series F Preferred Shares outstanding.

Series G Preferred Shares

In connection with disposal of KAG in June 2023 (Note 3), on May 20, 204, KAG issued 12,800 Series G convertible preferred shares, at fair value of $1,996, to the purchaser of KAG to partially settle the outstanding liabilities.

Conversion Rights: Series G preferred shares are convertible into 7,111 ordinary shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

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

Conversion Rights: Series H preferred shares are convertible into 4 ordinary shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

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

Series I Preferred Shares

In August 2025, the Company issued 10,000 Series I convertible preferred shares to the buyer of Wuxi Morning to compensation the negative net assets of Wuxi Morning Star

Conversion Rights: Series I preferred shares are convertible into 333,333 ordinary shares (after giving effects to the 2025 Share consolidation) of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, the Group may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series I Preferred Shares at any time after August 6, 2025. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series H Preferred Shares.

The Series I Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.EQUITY (CONTINUED)

Warrants

Issuance of ordinary shares and 2023 warrants

On November 7, 2023, KAH closed a securities purchase agreement with Mr. Long Li, Hermann Limited and Aslan Family Limited (the “Investors”), pursuant to which the Group issued the Investors (i) an aggregate of 5,833 Class A Ordinary Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) of the Group, par value of US$1.35 per share, at a purchase price of US$1,566 per share (the “Purchase Shares”), and (ii) the warrants to purchase up to 5,833 shares of the Class A Ordinary Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation). Each of the Investors will purchase 1,944 of the Purchase Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) and 1,944 of the Warrants 58,333. The 2023 Warrants will be exercisable immediately commencing on the closing date of the Securities Purchase Agreement and will expire on the second anniversary of November 7, 2023. On November 11, 2023, the Group and the Investors entered into an amendment to the Securities Purchase Agreement pursuant to which the Purchase Price of the shares is adjusted from $1,944 per share to $3,240 per share and the exercise price of the Warrants is adjusted from US$1,800 per share to US$3,240 per share.

As of November 7, 2023
2023 Warrant
Risk-free rate of return	4.37%
Estimated volatility rate	53.29%
Dividend yield	0%
Spot price of underling ordinary share	1,584
Exercise price	$3,240
Fair value of warrant	$926

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

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of paid-in-capital and statutory reserve of Group’s PRC subsidiary, were $105,622 and $107,222 as of December 31, 2025 and 2024, respectively.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	For the years ended December 31,
	2025	2024	2023
Net Loss Attributable to Kaixin’s Shareholders	$(53,907)	$(40,972)	$(53,563)

Loss Per Share
Basic and diluted	$(24.20)	$(781.64)	$(4,213.21)
Weighted Average Shares Used in Calculating Net Loss Per Share
Basic and diluted	2,227,765	52,418	12,713

Since the Group suffered a net loss for the years ended December 31, 2025, 2024 and 2023, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the years ended December 31, 2025, 2024 and 2023, and there was no difference between the Group’s basic and diluted net loss per share for the periods presented. The potential dilutive securities that were not included in the calculation of dilutive loss per share were 6, 6 and 6 Class A Ordinary Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation), respectively, for the years ended December 31, 2025, 2024 and 2023, as inclusion would have been anti-dilutive.

16.SHARE-BASED COMPENSATION

Restricted shares

For the years ended December 31, 2025, 2024 and 2023, the board of directors of KAH approved certain incentive plans to grant restricted shares to the management and employees of the Group.

On March 13, 2023, the board of directors of KAH approved the Kaixin 2023 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2023 Plan is 1,463 Class A Ordinary Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation). As of December 31, 2025 and 2024, the Group has granted 1,463 restricted shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) under the Kaixin 2023 Plan.

On January 9, 2024, the board of directors of KAH approved the Kaixin 2024 Plan. On October 15, 2024, the board of directors of KAH approved the amendment of Kaixin 2024 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2024 Plan is 571,111 Class A Ordinary Shares and 167,222 Class B Ordinary Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation). As of December 31, 2025 and 2024, the Group has granted 2,355,059 Class A Ordinay Shares and 170,001 Class B Ordinay Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) under the Kaixin 2024 Plan. As of December 31, 2024, the Group has granted 78,502 Class A Ordinay Shares and 36,666 Class B Ordinay Shares (after giving effects to the 2023 Share Consolidation, 2024 Share Consolidation and 2025 Share consolidation) under the Kaixin 2024 Plan.

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

16.SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares (cont.)

The estimated fair value of restricted shares granted under Kaixin 2023 Plan and Kaixin 2024 Plan were the closing prices prevailing on each grant date. A summary of the nonvested restricted shares activity as of December 31, 2025 and 2024 is as follows:

		Weighted average fair value
	Number of nonvested	per ordinary share
	restricted shares	at the grant dates
Unvested as of December 31, 2023	$106	$41,922
Granted	115,169	$904.5
Vested	(115,169)	$904.5
Unvested as of December 31, 2024	$106	$41,922
Forfeited	—	$—
Granted	3,592,183	$9.80
Vested	(3,592,183)	$9.80
Unvested as of December 31, 2025	$106	$41,922

As of December 31, 2025, there was approximately $1,181 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.10 years. For the years ended December 31, 2025, 2024 and 2023, the total fair value of vested shares was $25,405, $10,856 and $11,897, respectively, which was charged to general and administrative expenses on the consolidated statements and operations.

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

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

18.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2025	2024
ASSETS
Cash and cash equivalents	$673	$1,968
Other receivables, net	—	—
Amounts due from related parties	95,149	57,589
Total assets	$95,822	$59,557

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	$6,012	$5,138
Amounts due to related parties	—	—
Convertible note	—	635
Deficits in investment in subsidiaries	67,882	40,589
Warrant liabilities	—	22
Total liabilities	73,894	46,384

Shareholders’ equity
Class A Ordinary Shares (par value of $1.35 per shares; 1,015,049,250 shares authorized, 21,279,792 and 182,972 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	28,728	247
Class B Ordinary Shares (par value of $1.35 per shares; 100,000,000 shares authorized, 2,170,001 and 36,667 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	2,930	50
Series D convertible preferred shares (par value of $0.0001, 6,000 shares and 6,000 shares authorized, issued and outstanding as of December 31, 2025 and 2024, respectively.)	1	1
Series F convertible preferred shares (par value of 0.00005, 50,005 shares authorized, 30,500 and 42,500 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	—	1
Series G convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 12,800 and 12,800 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	1	1
Series H convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 7,366 and 7,366 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	1	1
Series I convertible preferred shares (par value of 0.00075, 50,000 shares and 50,000 shares authorized, 10,000 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	—	—
Additional paid-in capital	437,639	406,344
Subscription receivable	(17,900)	(17,900)
Statutory reserve	8	8
Accumulated deficit	(431,450)	(377,543)
Accumulated other comprehensive income	1,970	1,963
TOTAL KAIXIN HOLDINGS’ SHAREHOLDERS’ EQUITY	21,928	13,173
TOTAL LIABILITIES AND EQUITY	$95,822	$59,557

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2025	2024	2023
Operating expenses:
Share of loss of subsidiaries	$(27,292)	$(28,151)	$(40,402)
General and administrative expenses	(26,609)	(12,817)	(13,140)
Other expenses	(6)	(13)	(12)
Loss Before Income Tax Expenses	(53,907)	(40,981)	(53,554)
Income tax expenses	—	—	—
Net Loss	(53,907)	(40,981)	(53,554)

KAIXIN HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2025	2024	2023
Cash flows used in operating activities	$(1,235)	$(2,119)	$(1,016)
Cash flows provided by investing activities	—	—	—
Cash flows (used in) provided by financing activities	(60)	3,917	1,015
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,295)	1,798	(1)
Cash, cash equivalents and restricted cash, at beginning of year	1,968	170	171
Cash, cash equivalents and restricted cash, at end of year	$673	$1,968	$170